UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File No. 001-35193

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Grifols, S.A.

FY2025 Results

Grifols reports revenues of EUR 7,524m, up 7%, and more than doubles Group profit to EUR 402m

•	Achieved 2025 financial guidance[1] and exceeded guidance for free cash flow

•	Revenues totalled EUR 7,524 million, increasing by 7.0% cc2 (+9.1% cc like-for-like3), driven by the Biopharma business

•	Adjusted EBITDA reached EUR 1,825 million, rising by 5.6% cc (+11.9% cc like-for-like) with an adjusted EBITDA margin of 24.3% (25.0% like-for-like)

•	Free Cash Flow pre-M&A4 of EUR 468 million, an increase of EUR 201 million, primarily driven by growing EBITDA, working capital management, normalization of Capex levels, and lower interest costs

•	Continued deleveraging with leverage ratio[5] declining from 4.6x in 2024 to 4.2x in 2025, and strong liquidity of EUR 1.7 billion

•	Strong re-rating progress from all credit rating agencies

•	European Medicament Agency (EMA) approval for Egypt sourced-plasma – a paradigm shift in the industry

•	Fibrinogen approval by EMA and FDA. Successfully launched in Europe and expected for Q2’26 in the U.S.

•	In 2026, Grifols will prioritize margin enhanced-led EBITDA growth, continued free cash flow expansion and deleveraging progress, building on Grifols’ unique position in the industry, including self-sufficiency platforms in Egypt and Canada

Barcelona, Spain, February 26, 2026 - Grifols (MCE:GRF, MCE:GRF.P, NASDAQ:GRFS), a global healthcare company and leading producer of plasma-derived medicines, reported a revenue of EUR 7,524 million in 2025, which represents a 7.0% cc growth, primarily driven by the continued strength of the Biopharma business, particularly the immunoglobulin franchise, as well as continuing to make progress on strategy and delivering the milestones of the Diagnostic business unit.

Adjusted EBITDA reached EUR 1,825 million, representing a 5.6% cc (+11.9% cc like-for-like) growth versus previous year, with a margin of 24.3% (25.0% like-for-like). Performance was driven by volume growth, continued cost per liter reduction and strict financial discipline.

Grifols more than doubled its net profit to EUR 402 million from EUR 157 million in 2024, a 156.1% increase, driven by higher operating margin and lower financial costs. Free cash flow pre-M&A amounted to EUR 468 million, representing a EUR 201 million improvement versus 2024. This performance was supported by EBITDA expansion, working capital management, lower interest costs and a normalizing level of capex after the 2024 high, together reflecting structural improvements in cash flow generation.

[1]	Financial guidance refers to the guidance at guidance FX rate (EUR USD @ 1.04) provided at the Capital Markets Day (CMD) presentation (slide 38).
[2]	Operating or constant currency (cc) excludes exchange rate variations reported in the period.
[3]	Like For Like (LFL) excludes the impact of Inflation Reduction Act (IRA) and Fee-For-Service / GPO reclassification.
[4]	Calculated as Adjusted EBITDA +/-Changes in Working Capital - CAPEX (see reconciliation in slide 43 of the FY 2025 Results presentation) – R&D and IT +/- Others - Interest - Taxes. In the Consolidated Annual Accounts, this reconciles to Cash flow generation from operating and investing activities excluding impact from M&A and associated costs and expenses.
[5]	Leverage ratio defined as per the Credit Agreement in slide 36 FY 2025 Results of the presentation.

Grifols maintained its strong focus on balance sheet strengthening in 2025. The leverage ratio declined from 4.6x in 2024 to 4.2x in 2025, supported by improved EBITDA and robust free cash flow generation. The company currently expects to refinance its 2027 maturities in two steps – starting with RCF + TLB refinancing in the first half of 2026; followed by 2027 bond refinancing in Q4’26 or earlier.

Nacho Abia, CEO of Grifols, said: “2025 has been a year of successful execution in a complex environment. We have strengthened our key franchises, improved free cash flow generation and solidified our balance sheet with a deleverage focus, positioning the company to continue creating value for all our stakeholders."

Rahul Srinivasan, CFO of Grifols, added: “We are confident about Grifols’ highly differentiated strategy and positioning, which has been many years in the making and will support our continued margin improvement-led EBITDA growth, enhanced free cash flow generation and deleveraging path.”

Grifols financial and operational performance has been rewarded by strong re-rating progress across all three credit rating agencies: S&P upgraded Grifols’ credit rating to ‘BB-’ with a ‘Stable’ outlook; Fitch revised the outlook to ‘Positive’ and affirmed the ‘B+’ rating; Moody’s upgraded Grifols’ rating to ‘B1’ from ‘B2’ with a ‘Stable’ outlook. All three credit rating agencies acknowledge Grifols’ strong investment grade-like business characteristics.

Revenue performance led by Biopharma

Biopharma delivered an 8.4% cc (10.9% cc like-for-like) increase in 2025, reinforcing its role as the Group’s primary growth engine. Performance was driven by robust underlying demand across key markets, especially in the immunoglobulin (IG) franchise.

IG revenues increased 14.7% cc (17.7% cc like-for-like), outperforming the market and executing Grifols’ plan to gain share in the U.S. IVIG have continued to deliver double-digit growth, supported by the intravenous formulation, increasing 12.1% cc, while the subcutaneous formulation, XEMBIFY®, maintained strong momentum, rising 59.5% cc.

Albumin declined 5.1% cc (5.2% cc like-for-like), reflecting market and pricing dynamics in China. Pricing pressure in the country continues to be driven by government-imposed cost controls across the healthcare sector. The company continues to leverage its strategic local partnerships with Shanghai RAAS and Haier to actively manage market dynamics in China, the key market for albumin.

Alpha-1 and specialty proteins increased 1.4% cc (3.8% cc like-for-like), reflecting solid underlying demand. Leadership in alpha-1 remains intact, supported by disciplined execution and a differentiated development roadmap. SPARTA with results expected in H2’26, is positioned to further strengthen clinical differentiation, expand awareness and accelerate growth, while SC 15%, targeted for 2028/2029, represents a meaningful lifecycle innovation opportunity. Together, these initiatives underpin the strategy to expand the total addressable market, enhance outcomes data and reinforce long-term category leadership.

Innovation: Launch of fibrinogen

Grifols has initiated the European launch of PRUFIBRY® in Germany, prioritizing markets where the transition toward fibrinogen concentrates is most advanced. From this, the company plans to expand into additional European markets over time, in line with local reimbursement pathways and clinical adoption.

In the United States, following FDA approval of FESILTY™ for congenital fibrinogen deficiency in December, Grifols is focused on establishing an early commercial presence, securing hospital formulary access, and building long-term relationships with key stakeholders.

Vertical integration in the U.S. and strategic self-sufficiency projects provide strong structural foundation for long-term value creation

The strategic investments of Grifols over many years provide the company with a strong structural foundation for its long-term value creation. This is particularly important in an environment where geopolitical pressures are rising, and supply security is becoming increasingly strategic for customers.

In the U.S. –the world’s largest IgG market– Grifols has over the last decades built a unique fully integrated, end-to-end platform spanning domestic plasma collection, fractionation, purification, and commercialization. Today, this platform provides meaningful structural advantages: supply security at scale, optimized plasma economics, operating leverage, and the flexibility to dynamically allocate supply in response to global demand and geopolitical shifts.

Over the last years, Grifols has started to extend this vertically integrated business model into other strategic markets through long-term public-private partnerships that align its capabilities with national healthcare priorities.

In Canada –the fourth-largest global IgG market– Grifols’ long-term partnership with Canadian Blood Services (CBS) supports the country’s objective of reaching at least 50% IgG self-sufficiency over time. By expanding the share of locally sourced plasma and adding the capabilities to convert it into domestically manufactured plasma-derived proteins, strengthening supply resilience while reinforcing its presence in an attractive market.

In Egypt, Grifols has partnered with the Egyptian government to establish a fully integrated plasma platform designed to achieve national self-sufficiency and position the country as a regional hub for Africa and the Middle East. Once domestic needs are fulfilled, this platform expands access to life-saving therapies across the region and creates export potential to European countries, especially for IgG.

Spotlight Egypt: Transforming national self-sufficiency into a regional hub powered by a new benchmark-quality plasma platform

In 2025, Egypt achieved 100% self-sufficiency in key proteins thanks to Grifols, becoming only the 6th country to do so worldwide. Grifols Egypt for Plasma Derivatives (GEPD) has established a fully integrated local ecosystem covering plasma collection, fractionation and manufacturing, backed by a EUR 280 million investment and designed to create a new sovereign plasma industry for the EMEA region. Throughout 2025, GEPD reached key milestones across construction, technology, regulatory and operational areas, including regulatory certification by the European Medicines Agency (EMA) of the full value chain.

The latter milestone establishes Egypt as the first fully integrated, EMA-certified end-to-end plasma ecosystem in Africa and the Middle East, positioning the country as a strategic regional platform capable of stimulating a high-value biopharmaceutical industry with strong export potential. Additionally, at a time when approximately 40% of Europe’s plasma supply is sourced from the United States, the platform contributes to greater supply diversification and supports enhanced strategic autonomy for European healthcare systems under the EMA certification. The platform is therefore positioned to convert surplus plasma into high-quality medicines across the EMEA region, contributing to structural margin resilience and long-term profitability through global protein optimization and value-added exports.

In 2026, the company will focus on executing the next industrial phase of this platform, with the objective of scaling volumes and consolidating local operations. The company will add four new donation centres, to reach a network of 20 centres by 2026, and will inaugurate Phase I of the new manufacturing facility including an automated testing laboratory and a dedicated plasma logistics centre. This marks the transition from infrastructure build-out to industrial scale-up.

2026 Guidance

In 2026, Grifols will prioritize margin margin-led EBITDA growth, continue free cash flow expansion and deleveraging progress, building on Grifols’ unique position in the industry, including self-sufficiency platforms in Egypt and Canada.

For 2026, Grifols expects reaching Free Cash Flow pre-M&A pre-dividends of EUR 500m-575m, an Adjusted EBITDA margin of ≥25% with continued Adjusted EBITDA growth of 5-9% at constant currency, and a continued deleveraging path. 2027 milestones are unchanged: credit agreement leverage of 3.5x or lower by year-end 2027 and cumulative FCF pre-M&A pre-dividends (2024- 2027) of EUR 1.75-2.0bn.

Alternative Performance Measures (APMs)

This document contains the following Alternative Performance Measures (APMs): Consolidated EBITDA Reported, Consolidated EBITDA Adjusted, Leverage Ratio as per the Credit Facility, Net Debt as per the Credit Facility, Free Cash Flow, Working Capital, and non-recurring items. For further details on the definition, explanation on the use, and reconciliation of APMs, please see the Appendix of the Presentation as well as the “Alternative Performance Measures” document from Grifols website www.grifols.com/en/investors.

CONFERENCE CALL

Grifols will host a conference call today, 26 February 2026, at 6:30pm CET / 12:30pm EST to discuss its financial results for the financial year of 2025. To view and listen to the webcast and view the presentation, click on FY 2025 Results or visit the website www.grifols.com/en/investors. Participants are advised to register in advance of the conference call.

MEDIA:

Grifols Press Office

media@grifols.com

Phone no. +34 93 571 00 02

INVESTORS:

Investors Relations & Sustainability

inversores@grifols.com - investors@grifols.com

sostenibilidad@grifols.com - sustainability@grifols.com

Phone no. +34 93 571 02 21

About Grifols

Grifols is a global healthcare company founded in Barcelona in 1909 committed to improving the health and well-being of people around the world. A leader in essential plasma-derived medicines and transfusion medicine, the company develops, produces and provides innovative healthcare services and solutions in more than 110 countries.

Patient needs and Grifols’ ever-growing knowledge of many chronic, rare and prevalent conditions, at times life-threatening, drive the company’s innovation in both plasma and other biopharmaceuticals to enhance quality of life. Grifols is focused on treating conditions across four main therapeutic areas: immunology, infectious diseases, pulmonology and critical care.

A pioneer in the plasma industry, Grifols continues to grow its network of donation centers, the world’s largest with close to 400 across North America, Europe, Africa and the Middle East, and China.

As a recognized leader in transfusion medicine, Grifols offers a comprehensive portfolio of solutions designed to enhance safety from donation to transfusion, in addition to clinical diagnostic technologies. It provides high-quality biological supplies for life-science research, clinical trials and for manufacturing pharmaceutical and diagnostic products. The company also supplies tools, information and services that enable hospitals, pharmacies and healthcare professionals to efficiently deliver expert medical care.

Grifols, with more than 23,800 employees in more than 30 countries and regions, is committed to a sustainable business model that sets the standard for continuous innovation, quality, safety and ethical leadership.

The company’s class A shares are listed on the Spanish Stock Exchange, where they are part of the IBEX-35 (MCE:GRF). Grifols non- voting class B shares are listed on the Mercado Continuo (MCE:GRF.P) and on the U.S. NASDAQ through ADRs (NASDAQ:GRFS).

For more information about Grifols, please visit www.grifols.com

LEGAL DISCLAIMER

The facts and figures contained in this report that do not refer to historical data are ‘projections and future hypotheses’. Words and expressions such as ‘believe’, ‘expect’, ‘anticipate’, ‘predict’, ‘hope’, ‘intend’, ‘should’, ‘will try to achieve’, ‘is estimated’, ‘future’ and similar expressions, insofar as they refer to the Grifols group, are used to identify future projections and hypotheses. These expressions reflect the assumptions, hypotheses, expectations and predictions of the management team at the time of writing this report, and these are subject to a series of factors that mean that the real results may be materially different. The future results of the Grifols group could be affected by events related to its own activities, such as shortages of supplies of raw materials for the manufacture of its products, the appearance on the market of competing products, or changes in the regulatory framework of the markets in which it operates, among others. At the date of preparation of this report, the Grifols group has adopted the necessary measures to mitigate the potential impact of these events. Grifols, S.A. assumes no obligation to publicly report, revise or update the projections or future hypotheses to adapt them to facts or circumstances after the date of writing of this report, except when expressly required by applicable legislation. This document does not constitute an offer or invitation to purchase or subscribe shares in accordance with the provisions of Law 6/2023, of 17 March, on the Securities Markets and Investment Services, and any regulations implementing said legislation. Furthermore, this document does not constitute an offer to purchase, sell or exchange, or a solicitation of an offer to purchase, sell or exchange any securities, or a solicitation of any vote or approval in any other jurisdiction. The information contained in this document has not been verified or revised by the external auditors of the Grifols group.

FY 2025 Results - 1 - FY 2025 Results February 26, 2026

FY 2025 Results - 2 - Legal Disclaimer Important Information This presentation does not constitute an offer or invitation to purchase or subscribe shares, in accordance with the provisions of the Regulation (EU) 2017/1129 of the European Parliament and of the Council of 14 June 2017 on the prospectus to be published when securities are offered to the public or admitted to trading on a regulated market, and repealing Directive 2003/71/EC (as amended and restated from time to time), the Spanish Securities Market and Investment Services Law (Law 6/2023, of 17 March, as amended and restated from time to time) and its implementing regulations. In addition, this document does not constitute an offer of purchase, sale or exchange, nor a request for an offer of purchase, sale or exchange of securities, nor a request for any vote or approval in any other jurisdiction. This information has not been audited. Forward-Looking Statements This presentation contains forward-looking information and statements about Grifols based on current assumptions and forecast made by Grifols management, including pro forma figures, estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to capital expenditures, synergies, products and services, and statements regarding future performance. Forward-looking statements are statements that are not historical facts and are generally identified by the words “expected”, “potential”, “estimates” and similar expressions. Although Grifols believes that the expectations reflected in such forward-looking statements are reasonable, various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the Company and the estimates given here. These factors include those discussed in our public reports filed with the Comisión Nacional del Mercado de Valores and the Securities and Exchange Commission, which are accessible to the public. The Company assumes no liability whatsoever to update these forward-looking statements or conform them to future events or developments. Forward-looking statements are not guarantees of future performance. They have not been reviewed by the auditors of Grifols. Alternative Performance Measures (APMs) This document and any related conference call or webcast (including a Q&A session) contain, in addition to the financial information prepared in accordance with IFRS, alternative performance measures (‘APMs’) as defined in the guidelines issued by the European Securities and Markets Authority (‘ESMA’) on October 5, 2015. APMs are used by Grifols’ management to evaluate the group’s financial performance, cash flows or financial position in making operational and strategic decisions for the group and therefore are useful information for investors and other stakeholders. Certain key APMs form part of executive directors, management and employees’ remuneration targets. APMs are prepared on a consistent basis for the periods presented in this document. They should be considered in addition to IFRS measurements, may differ to definitions given by regulatory bodies relevant to the group and to similarly titled measures presented by other companies. They have not been audited, reviewed or verified by the external auditor of Grifols. For further details on the definition, explanation on the use, and reconciliation of APMs, please see the appendix as well as the “Alternative performance measures” document from our website www.grifols.com/en/investors.

FY 2025 Results - 3 - Agenda 01 2025: Performance Summary 02 Biopharma: Delivering Results 03 FY’25 Financial Performance 04 Final Remarks 05 Annex

FY 2025 Results - 4 - Nacho Abia Chief Executive Officer (CEO) 2025: Performance Summary

2025 Performance Summary | Biopharma: Delivering Results | FY'25 Financial Performance | Final Remarks | Annex

Delivering on 2025 Financial Guidance, With Free Cash Flow Exceeding Guidance

	FY'25	FY'25 vs PY	FY'25 @Guidance FX[5]
Revenue	€7,524m	+7.0%cc[1] (+9.1% cc LFL[2])	✓
EBITDA Adj.	€1,825m Margin 24.3%	+5.6%cc (+11.9% cc LFL) Margin: (+30bps LFL)	✓
Free Cash Flow pre-M&A pre-dividends[3]	€468m	+€201m	✓
Leverage ratio[4]	4.2x	-0.4x vs. PY	

[1] Constant currency (cc), excluding exchange rate fluctuations over the period. See Annex for reconciliations. [2] Like For Like (LFL) excludes the impact of Inflation Reduction Act (IRA) and Fee-For-Service / GPO reclassification. [3] FCF definition and reconciliation to the Cash Flow Statement in slides 31 and 32 in the Annex. [4] Leverage ratio defined as per the Credit Agreement in slide 36 in the Annex. [5] Guidance FX rate refers to FX rates as at 27 Feb 2025, consistent with page 38 of the Capital Markets Day (CMD) presentation (EUR USD @ 1.04).

FY 2025 Results - 5 - GRIFOLS

FY 2025 Results - 6 - 2025 Performance Summary Biopharma: Delivering Results FY’25 Financial Performance Final Remarks Annex Grifols’ Unique Positioning: Provides Resiliency and Helped Deliver FY 2025 • Ig growth performance, more than offsets IRA impact in 2025 • Leveraging strategic partnership in China to mitigate albumin impact, driving relative outperformance • Fibrinogen launch in Europe for AFD1 and CFD2 .. Approval in US for CFD • Biotest progressing as planned, considerable upside opportunity Delivered, led by Biopharma: • Grifols’ Biopharma business is broadly insulated from tariffs • USD weakening broadly insulated in 2025 at FCF, Group Profit and Leverage level Unique position helped mitigate headwinds: 2025: Resilient Performance 1 AFD: Acquired fibrinogen deficiency. 2 CFD: Congenital fibrinogen deficiency.

FY 2025 Results - 7 - 2025 Performance Summary Biopharma: Delivering Results FY’25 Financial Performance Final Remarks Annex Grifols’ Unique Positioning: Clear Opportunity to Redefine the Industry • Only scaled plasma company with a fully integrated and end-to-end value chain in U.S. (#1 plasma market globally) • Pioneering self-sufficiency: • Transformational Partnership in Egypt – EMA approval of Egypt source plasma offering a paradigm shift • Highly Strategic Partnership with CBS in Canada (#4 IgG market globally) • Critical and long-standing strategic relationship with SRAAS in China (#1 Albumin market globally) • Unique strategic optionality to navigate dynamic geopolitical landscape, drive competitive advantage and redefine the industry Looking Ahead: Opportunity to Redefine the Industry

FY 2025 Results - 8 - Biopharma: Delivering Results Roland Wandeler President of Biopharma

2025 Performance Summary | **Biopharma: Delivering Results** | FY'25 Financial Performance | Final Remarks | Annex

Biopharma: Building a Strong Basis to Drive Focused Growth in 2026

FY'25 vs PY Overall	+8.4% (+10.9% LFL)	2025 Drivers	2026 Outlook
IG Intravenous IG Subcutaneous IG	**+14.7%** (+17.7% LFL) +12.1% +59.5%	**Growing ahead of market** • Continued **underlying demand growth** • **Focused execution** and effective use of inventory position to **win back share in US** as strategic market • Strong **momentum with Subcutaneous IG**	**Differentiate, focus growth on key markets** • Build on **underlying demand growth** of IgG • **Grow with market in US** and select countries • Consolidate position elsewhere with focus on margin after strong growth ex-US in previous years
Albumin	**-5.1%** (-5.2% LFL)	**Holding the ground in a more competitive market** • **Effectively competing in China** with **strategic local partnership** (SRAAS), but offset by **ongoing market / pricing pressures** • **Positive momentum** in US and ex-China markets	**Balance growth with IgG** • Continue to leverage **strategic local partnership in China as key market** (SRAAS) • Seize potential to grow ex-China
Alpha 1 & Specialty proteins	**+1.4%** (+3.8% LFL)	**Treating more patients across A1 & Specialty Proteins** • **Alpha 1:** Continued leadership and **patient growth** post transition to new specialty pharmacy partner • Strong performance in **Rabies** and **Contract manufacturing**	**Prepare to seize Alpha-1 potential** • **Leverage SPARTA** (top line H2'26) to **accelerate growth** with **increasing awareness** and **outcomes data** • **Advance SC 15%** (2028/2029)

Note: All figures are presented at constant currency (cc), excluding exchange rate fluctuations over the period.

FY 2025 Results - 9 - GRIFOLS

FY 2025 Results - 10 - 2025 Performance Summary Biopharma: Delivering Results FY’25 Financial Performance Final Remarks Annex Adding Fibrinogen as Additional Protein to Bolster Plasma Economics • National approval in Germany as key market (AFD+CFD)1 • PRUFIBRY successfully launched and sales in Q4’25 in the German market and in Austria • FDA Approval in US for CFD • Established field team and start of disease state education • Initiated preparation activities for AFD trial in the U.S. • Establish and grow share in Germany as key market • Build momentum and sequentially add approvals to cascade across additional EU countries • FESILTY launch with CFD indication in Q2’26 • Continuing broader disease state education around FC2 • Embarking on AFD trial in US 2025 2026 and Beyond Compete Build Europe US 1 AFD: Acquired fibrinogen deficiency; CFD: Congenital fibrinogen deficiency. 2 FC: Fibrinogen Concentrate.

FY 2025 Results - 11 - Grifols Strategic Investments in Self-Sufficiency Uniquely Positioned to Drive Shareholder Value in Face of Rising Geopolitical Pressures 2025 Performance Summary Biopharma: Delivering Results FY’25 Financial Performance Final Remarks Annex Grifols Public-Private Partnerships US: Unique and fully integrated end-to-end value chain at scale Canada: Building national self-sufficiency with long-term public partner Egypt: Transforming national self-sufficiency into a regional hub Grifols US Footprint Strategic early investment in fully integrated US business model from plasma collection to manufacturing and commercialization Public-private partnership with Canadian Blood Services to enable Canadian plasma ecosystem for national self sufficiency in IG Public–private partnership with the Egyptian Government to build an integrated plasma platform for Egypt and Africa and the Middle East Strengthened position in #1 global plasma market Visionary partnership in Top-4 global IgG market Exclusive foothold in key developing market

FY 2025 Results - 12 - Grifols US Footprint: End-to-end and Fully Integrated in Key Market 2025 Performance Summary Biopharma: Delivering Results FY’25 Financial Performance Final Remarks Annex United States #1 Global Plasma Market Donor centers Biopharma manufacturing Los Angeles Clayton, North Carolina (NC) Manufacturing infrastructure Fractionation and purification facilities in 2 large manufacturing plants, in Clayton and Los Angeles, representing ~65% of global fractionation and purification capacity 300+ donor centers in the U.S., representing >70% of Grifols plasma collection capacity in the U.S. Donor center network Fully vertically integrated model Local end-to-end value chain from plasma collection through manufacturing to commercialization

FY 2025 Results - 13 - 2025 Performance Summary Biopharma: Delivering Results FY’25 Financial Performance Final Remarks Annex Canada: Partnering to Expand Self-Sufficiency in Top 4 Global IgG Market Top-4 Global IgG Market 1 CBS: Canadian Blood Services 15-year renewable agreement with long-term strategic partner CBS1 Canada Manufacturing infrastructure • Only large-scale domestic manufacturing facility • Albumin purification operational, adding fractionation and IgG purification by 2028 • 17 donation centers in the last 12 months Donor center network -supply Fully vertically integrated model • Enabling local end-to-end value chain from plasma collection through manufacturing to supply • Uniquely positioned for continued growth across full platform of service offerings Montreal

FY 2025 Results - 14 - 2025 Performance Summary Biopharma: Delivering Results FY’25 Financial Performance Final Remarks Annex Grifols Egypt: Strategic Partnership to Pioneer Self-Sufficiency in Africa and the Middle East Key developing market Granted EMA approval • Drives profitable growth via protein optimization • Converting surplus plasma into high-quality medicines for EMEA region • Boosting the Group’s profitability and long-term growth • Ensures long-term self-sufficiency • Positions Egypt as a regional hub • Strengthens Egypt’s healthcare Fully integrated regional ecosystem New Cairo Egypt

2025 Performance Summary | **Biopharma: Delivering Results** | FY'25 Financial Performance | Final Remarks | Annex

Grifols Egypt: Strong Progress, Even Stronger Prospects

From Vision to Value: Leveraging Grifols Key Competencies, showcasing Grifols Engineering

Built Donor Center Network	• **2025:** 16 donor centers	• **2026:** 20 donor centers • High-standard operating model
Achieved Self-Sufficiency	• **2025:** 100% self-sufficiency in key proteins (FVIII, IgG, albumin)	• **2026:** Expand FVIII and albumin across MEA
Progressing Manufacturing Infrastructure	• **2025:** • Plant construction phase I • Plasma Testing Lab operational • Plasma Academy established	• **2026: Plasma Logistic Center** • **2030: Fractionation plant operational** • **2031: Purification plant operational** Completion of the **entire value chain** by 2031
Securing Strategic Regulatory Approval	**2025: EMA certifies the whole value chain in 2025:** • Validates the **end-to-end quality system** • Position Egypt as a **globally recognized plasma hub ("Grifols Seal")** • Enables **European commercialization of Egyptian plasma,** reducing reliance on U.S. imports (~40% of Europe's plasma supply)	

FY 2025 Results - 15 - GRIFOLS

2025 Performance Summary | **Biopharma: Delivering Results** | FY'25 Financial Performance | Final Remarks | Annex

Transformational Platform Shaping Egypt's Healthcare Future

A Transformational Engine for Egypt

- **National self-sufficiency** in critical plasma derived medicines
- Stronger **healthcare access** through reliable, **locally produced plasma therapies**
- Development of **local expertise** and **technology: 170,000 hours** of instruction under international standards
- **Contribution to the Egypt economy:**

	2025	2026-2029 cumulative
GDP[1]	€55m+	€700m+
Jobs[2]	15,000+	180,000+

A Transformational Engine for Grifols

- **Successful Public–Private Partnership**
- **ESG & Institutional Value**
- **Diversified Supply Chain** (local & global)
- **Scale and Efficiency**
- **Innovation & IP Leadership**
- **Strategic Growth & Market Leadership**
- **Value Creation & Structural Profitability**
- **Optimized Plasma Economics**

[1] GDP refers both to direct, indirect and induced effects.
[2] Jobs created refers to both direct, indirect and induced jobs.

FY 2025 Results - 16 - GRIFOLS

FY 2025 Results - 17 - Rahul Srinivasan Chief Financial Officer (CFO) FY’25 Financial Performance

FY 2025 Results - 18 - Resilient Financial Performance: Strong FCF and Group Profit Growth Performance and Continued Deleveraging (in million EUR except %) FY’25 Var vs. PY Var vs. PY NET REVENUE 7,524m 7.0% cc 9.1% cc GROSS MARGIN 2,860m 4.6% cc 10.1% cc Margin 38.0% -70bps +50pbs EBITDA ADJ. 1,825m 5.6% cc 11.9% cc Margin 24.3% -40bps +30bps PROFIT BEFORE TAX 615m 38.5% GROUP PROFIT 402m 156.1% Like for Like1 FREE CASH FLOW pre-M&A2 468m +201m LEVERAGE RATIO3 Total net LR 4.2x -0.4x Net secured LR 2.6x -0.2x LIQUIDITY 1,678m4 Reported 2025 Performance Summary Biopharma: Delivering Results FY’25 Financial Performance Final Remarks Annex Note: All figures are presented on a consolidated basis (including Biotest). When specified, figures presented at currency (cc), excluding exchange rate fluctuations over the period. See Annex for reconciliations. 1 Like For Like (LFL) excludes the impact of IRA and Fee-For-Service / GPO reclassification. 2 FCF definition and reconciliation to the Cash Flow Statement in slides 31 and 32 in the Annex. 3 Leverage ratio defined as per the Credit Agreement in slide 36 in the Annex. 4 For 2025, cash and cash equivalents of €825m + unused credit facilities €853m.

2025 Performance Summary | Biopharma: Delivering Results | **FY'25 Financial Performance** | Final Remarks | Annex

Biopharma-Led EBITDA Growth, More Than Offsetting IRA and FX Impact, and Continued Focus on Reducing Cash Adjustments

EBITDA Adjusted *(in million EUR except for EBITDA Adj. margin and growth)*



+5.6% cc
+11.9% cc
1,779
19
129
24.7%
1,631
1,933
25.0%
108
36%¹ reduction in cash adj in 2025
1,825
49
82
24.3%
1,694
FY2024
Biopharma
Diagnostic
Opex
Others and FX
FY2025 LFL
Inflation Reduction Act
FY2025
EBITDA reported
Cash adjustments
Non-cash adjustments
EBITDA Adj. margin

- **EBITDA growth led by Biopharma**
- **€108m IRA impact** in line with guidance
- Euro USD FX impact as anticipated in Q3'25
- Prioritizing a **reduction in cash adjustments** between EBITDA Adjusted and Reported
  - Lower transaction costs
  - Lower restructuring costs
- **Non-cash adjustments**: as anticipated in Q3 earnings call, impairments of some R&D projects that do not affect the go-forward EBITDA and FCF story

[1] Cash adjustments include transaction costs, restructuring costs and other non-recurring items as reflected in the reconciliation of slide 35 in the Annex. Bridge not at scale.

FY 2025 Results - 19 - GRIFOLS

FY 2025 Results - 20 - 2025 Performance Summary Biopharma: Delivering Results FY’25 Financial Performance Final Remarks Annex Free Cash Flow pre-M&A: Exceeds Guidance EBITDA Adjusted to Free Cash Flow reconciliation (in million EUR) EBITDA Adjusted 1,825 1,779 +46 Inventories (97) 26 -122 Receivables (8) (34) +27 Payables 38 (6) +44 Net working capital (67) (14) -52 CAPEX (373) (508) +136 IT and R&D (158) (139) -19 Taxes (169) (176) +6 Financial expenses (521) (561) +39 Others (69) (114) +45 Free Cash Flow pre-M&A1 468 267 +201 FY’25 FY’24 Vs PY Ongoing reduction of cash adjustments to EBITDA Adjusted Working capital management Capex levels normalizing from 2024 highs, as planned Lower cash interest costs aided by debt reduction in 2025 and significantly lower RCF utilization Adjusted EBITDA is after fully absorbing €108m IRA impact in 2025 FCF pre-M&A: +€43m vs top-end of improved Q3 guidance and +€68m vs top-end of original guidance 1 FCF definition and reconciliation to the Cash Flow Statement in slides 31 and 32 in the Annex.

2025 Performance Summary | Biopharma: Delivering Results | **FY'25 Financial Performance** | Final Remarks | Annex

Capital Structure Update

Significant and Rapid Re-rating progress...

Corporate ratings	Jun-24		Current
Standard & Poor's	B Stable	→	BB- Stable
Fitch	B+ Stable	→	B+ Positive
Moody's	B3 Stable	→	B1 Stable

...validated by tightening secondary yields

- Significant yield compression of 2030 bonds reflective of supportive investor sentiment

Refinancing update

- **Strong feedback** from relationship banks supporting a significant **upsize of RCF** with considerably greater strategic and operational flexibility and significant improvement in pricing, to be effective upon refinancing of existing TLB
- **Institutional TLB investor education process to follow**
- **2027 maturities** currently expected to be refinanced in two steps:
  - RCF + $/€ TLB in H1 2026
  - Secured bonds ($/€) in Q4 2026 or earlier

FY 2025 Results - 21 - GRIFOLS

FY 2025 Results - 22 - Prioritizing Higher Margins-Led Earnings Growth, Stronger Free Cash Flow, and Sustained Deleveraging Note: Graph not at scale. 2026 Priorities • 2022-2025 Volume-led EBITDA growth • 2026+ Prioritizing margin expansion-led EBITDA growth Revenues Adjusted EBITDA FCFpre M&A pre-dividends -441 -103 267 468 2022 2023 2024 2025 Leverage ratio defined as per the Credit Agreement in slide 36 in the Annex FCF expansion Continued deleveraging Harvesting full value of strategic investments from the past Maximize growth from EMA approved plasma sourced in Egypt Adjusted EBITDA Margin Prioritize margin expansion-led EBITDA growth Fully leverage Grifols’ Unique Position and the clear opportunity to redefine the industry Continued re-rating progress 7.1x 6.4x 4.6x 4.2x Leverage Ratio 2025 Performance Summary Biopharma: Delivering Results FY’25 Financial Performance Final Remarks Annex 6,064 6,592 7,212 7,524 20.2% 22.2% 24.7% 24.3% 1,227 1,462 1,779 25.0% 1,825 Adjusted EBITDA Margin LFL 1,933 LFL (In million EUR except for EBITDA Adj. margin)

FY 2025 Results - 23 - 2026 Guidance and 2027 Milestones Adjusted EBITDA margin ≥25% and continued Adjusted EBITDA growth (5-9% at constant currency) FCF pre-M&A pre-dividends €500m-€575m Leverage Continued deleveraging path • Credit agreement leverage1 of 3.5x or lower by year-end 2027 • Cumulative FCF pre-M&A pre-dividends (2024-2027): €1.75-€2bn 2026 Guidance 2027 Milestones 2025 Performance Summary Biopharma: Delivering Results FY’25 Financial Performance Final Remarks Annex 1 Leverage defined as per the Credit Agreement in slide 36 in the Annex.

FY 2025 Results - 24 - Final Remarks Nacho Abia Chief Executive Officer (CEO)

FY 2025 Results - 25 - Prioritizing Margins Improvement Led Earnings Growth, Free Cash Flow Enhancement and Continued Deleveraging Achieved financial guidance for 2025, critically exceeding FCF guidance, despite a complex geopolitical and macro backdrop Prioritizing margin led EBITDA growth, FCF enhancement and continued deleveraging Grifols’ unique positioning is a competitive advantage and provides a clear opportunity to redefine the industry Self-Sufficiency progress in Egypt and Canada a key differentiator and value driver Driving sales growth in the US and other key strategic markets, and thereby prioritizing margin improvement led EBITDA growth 2027 Milestones: leverage and cumulative FCF targets 2025 Performance Summary Biopharma: Delivering Results FY’25 Financial Performance Final Remarks Annex

FY 2025 Results - 26 - ANNEX

FY 2025 Results - 27 - Revenue | Q4 2025 2025 Performance Summary Biopharma: Delivering Results FY’25 Financial Performance Final Remarks Annex Q4 2025 Q4 2024 In thousands of euros Reported At cc* Revenue by Business Unit 1,981,864 1,975,814 0.3% 5.2% Biopharma 1,714,004 1,687,487 1.6% 6.6% Diagnostic 160,533 166,063 (3.3%) 1.3% Bio Supplies 46,276 52,404 (11.7%) 2.2% Others 61,051 69,860 (12.6%) (15.7%) Revenue by Country 1,981,864 1,975,814 0.3% 5.2% US + CANADA 1,091,447 1,079,798 1.1% 8.1% E U 427,109 431,668 (1.1%) (1.0%) ROW 463,308 464,348 (0.2%) 4.0% * Constant currency (cc) excludes exchange rate fluctuations over the period. % vs PY

FY 2025 Results - 28 - Revenue | FY 2025 2025 Performance Summary Biopharma: Delivering Results FY’25 Financial Performance Final Remarks Annex FY 2025 FY 2024 In thousands of euros Reported At cc* Revenue by Business Unit 7,524,204 7,212,382 4.3% 7.0% Biopharma 6,487,325 6,142,588 5.6% 8.4% Diagnostic 639,576 644,898 (0.8%) 1.4% Bio Supplies 154,110 215,664 (28.5%) (19.7%) Others 243,193 209,232 16.2% 8.6% Revenue by Country 7,524,204 7,212,382 4.3% 7.0% US + CANADA 4,253,238 4,087,030 4.1% 7.4% E U 1,613,549 1,498,898 7.6% 7.7% ROW 1,657,417 1,626,455 1.9% 5.3% * Constant currency (cc) excludes exchange rate fluctuations over the period. % vs PY

2025 Performance Summary | Biopharma: Delivering Results | FY'25 Financial Performance | Final Remarks | Annex

P&L | Q4 2025

In thousands of euros	Q4 2025 Reported	Q4 2025 One-offs	Q4 2025 Reported excl. One-offs	Q4 2024 Reported	Q4 2024 One-offs	Q4 2024 Reported excl. One-offs	% vs PY Reported	% vs PY Reported excl. One-offs
Net Revenue	**1,981,864**	**-**	**1,981,864**	**1,975,813**	**-**	**1,975,813**	**0.3%**	**0.3%**
Cost of Sales	(1,294,508)	13,652	(1,280,856)	(1,209,319)	10,118	(1,199,201)	(7.0%)	(6.8%)
Gross Margin	**687,357**	**13,652**	**701,008**	**766,494**	**10,118**	**776,612**	**(10.3%)**	**(9.7%)**
% Net revenue	34.7%	-	*35.4%*	*38.8%*	-	*39.3%*	-	-
R&D	(136,755)	45,912	(90,843)	(115,001)	18,572	(96,429)	(18.9%)	5.8%
SG&A	(275,294)	12,441	(262,853)	(269,479)	12,792	(256,687)	(2.2%)	(2.4%)
Operating Expenses	**(412,049)**	**58,353**	**(353,696)**	**(384,480)**	**31,364**	**(353,116)**	**(7.2%)**	**(0.2%)**
Other Income	432	-	432	-	-	-	-	-
Share of Results of Equity Accounted Investees - Core Activities	(4,336)	1	(4,335)	(10,155)	5,826	(4,329)	57.3%	(0.1%)
OPERATING RESULT (EBIT)	**271,405**	**72,006**	**343,409**	**371,859**	**47,308**	**419,167**	**(27.0%)**	**(18.1%)**
% Net revenue	14%	-	*17.3%*	*18.8%*	-	*21.2%*	-	-
Financial Result	(160,229)	-	(160,229)	(161,317)	-	(161,317)	0.7%	0.7%
Share of Results of Equity Accounted Investees	-	-	-	-	-	-	-	-
PROFIT BEFORE TAX	**111,176**	**72,006**	**183,180**	**210,542**	**47,308**	**257,850**	**(47.2%)**	**(29.0%)**
% Net revenue	5.6%	-	*9.2%*	*10.7%*	-	*13.1%*	-	-
Income Tax Expense	15,061	(16,908)	(1,847)	(126,756)	68,925	(57,831)	111.9%	96.8%
% of pre-tax income	(13.5%)	-	*1.0%*	*60.2%*	-	*22.4%*	-	-
CONSOLIDATED PROFIT	**126,237**	**55,098**	**181,333**	**83,786**	**116,233**	**200,019**	**50.7%**	**(9.3%)**
Results Attributable to Non-Controlling Interests	(28,097)	(1,529)	(29,626)	(14,818)	(6,391)	(21,209)	(89.6%)	(39.7%)
GROUP PROFIT	**98,141**	**53,569**	**151,707**	**68,968**	**109,842**	**178,810**	**42.3%**	**(15.2%)**
% Net revenue	5.0%	-	*7.7%*	*3.5%*	-	*9.0%*		

FY 2025 Results - 29 - GRIFOLS

FY 2025 Results - 30 - P&L | FY 2025 2025 Performance Summary Biopharma: Delivering Results FY’25 Financial Performance Final Remarks Annex

FY 2025 Results - 31 - Cash Flow | Q4 2025 2025 Performance Summary Biopharma: Delivering Results FY’25 Financial Performance Final Remarks Annex In million Euros Q4'25 Q4'24 Net Cash Flow From Operating Activities 1 429 514 Net Cash Flow From Investing Activities 1 (152) (179) Free Cash Flow 277 335 SRAAS transaction2 - Free Cash Flow pre-M&A 277 335 1 Statement of Cash Flow According IFRS-EU 2 As per Note (12) of the 2024 Consolidated Annual Accounts In million Euros Q4'25 Q4'24 EBITDA Adjusted 467 526 Changes in working capital 130 184 CAPEX (91) (120) R&D and IT (49) (43) Taxes (70) (81) Interests (176) (166) Others 66 35 Free Cash Flow pre-M&A 277 335 Free Cash Flow pre-M&A (FCF) = EBITDA Adjusted +/- Changes in Working Capital - CAPEX (as defined in the APM) - R&D & IT +/- Others - Interest - Taxes. In the Consolidated Annual Accounts, this reconciles to Cash flow generation from operating and investing activities excluding impact from M&A and associated costs and expenses.

FY 2025 Results - 32 - Cash Flow | FY 2025 Free Cash Flow pre-M&A (FCF) = EBITDA Adjusted +/- Changes in Working Capital - CAPEX (as defined in slide 43 and in the APM) - R&D & IT +/- Others - Interest - Taxes. In the Consolidated Annual Accounts, this reconciles to Cash flow generation from operating and investing activities excluding impact from M&A and associated costs and expenses. 2025 Performance Summary Biopharma: Delivering Results FY’25 Financial Performance Final Remarks Annex In million Euros FY 2025 FY 2024 Net Cash Flow From Operating Activities 1 1,046 902 Net Cash Flow From Investing Activities 1 (578) 887 Free Cash Flow 468 1,789 SRAAS transaction2 - 1,523 Free Cash Flow pre-M&A 468 267 1 Statement of Cash Flow According IFRS-EU 2 As per Note (12) of the 2024 Consolidated Annual Accounts In million Euros FY 2025 FY 2024 EBITDA Adjusted 1,825 1,779 Changes in working capital (67) (14) CAPEX (373) (508) R&D and IT (158) (139) Taxes (169) (176) Interests (521) (561) Others (69) (114) Free Cash Flow pre-M&A 468 267

2025 Performance Summary | Biopharma: Delivering Results | FY'25 Financial Performance | Final Remarks | **Annex**

Balance Sheet | 2025

In thousands of euros

Assets

	dic-25	dic-24
Non-Current Assets	**14,638,576**	**15,677,699**
Goodwill and Other Intangible Assets	10,493,419	11,297,491
Property Plant & Equipment	3,119,872	3,341,846
Investments in Equity Accounted Investees	96,937	68,996
Non-Current Financial Assets	512,727	490,492
Other Non-Current Assets	415,621	478,873
Current Assets	**5,072,783**	**5,727,543**
Non-Current Contract Assets Held for Sale	-	-
Inventories	3,295,856	3,560,098
Current Contract Assets	82,256	35,979
Trade and Other Receivables	769,285	836,015
Other Current Financial Assets	35,436	243,156
Other Current Assets	64,464	72,515
Cash and Cash Equivalents	825,486	979,780
Total Assets	**19,711,359**	**21,405,241**

In thousands of euros

Equity and Liabilities

	dic-25	dic-24
Equity	**7,603,863**	**8,607,025**
Capital	119,604	119,604
Share Premium	910,728	910,728
Reserves	4,186,269	4,054,505
Treasury Stock	(130,658)	(134,448)
Current Year Earnings	401,890	156,920
Interim dividend	(102,076)	-
Other Comprehensive Income	(113,988)	776,418
Non-Controlling Interests	2,332,094	2,723,298
No-Current Liabilities	**10,088,843**	**10,642,070**
Non-Current Financial Liabilities	9,090,666	9,490,644
Other Non-Current Liabilities	998,178	1,151,426
Current Liabilities	**2,018,653**	**2,156,146**
Current Financial Liabilities	552,453	676,087
Other Current Liabilities	1,466,200	1,480,059
Total Equity and Liabilities	**19,711,359**	**21,405,241**

FY 2025 Results - 33 - GRIFOLS

FY 2025 Results - 34 - Like-for-Like (LFL) Reconciliation 2025 Performance Summary Biopharma: Delivering Results FY’25 Financial Performance Final Remarks Annex In millions of euros Q4'25 Q3'25 Q2'25 Q1'25 FY 25 Revenue Reported 1,982 1,865 1,891 1,786 7,524 Fee-for-Service / GPO Reclassification 29 19 33 15 96 Inflation Reduction Act (IRA) 33 16 30 28 108 Revenue Like- for- Like 2,045 1,901 1,954 1,829 7,729 In millions of euros Q4'25 Q3'25 Q2'25 Q1'25 FY 25 Operating Results (EBIT) 271 354 349 269 1,243 Depreciation & Amortization 129 103 107 112 450 Reported EBITDA 400 457 456 381 1,694 Total adjustments 67 25 19 20 131 EBITDA Adjusted 467 482 475 400 1,825 Inflation Reduction Act (IRA) 33 16 30 28 108 EBITDA Adjusted Like- for- Like 501 498 505 428 1,933 In millions of euros FY 25 FY 24 % Var Revenue Like-for-Like 7,729 7,266 6.4% Variation due to exchange rates (201) Revenue Like-for-Like at cc 7,930 7,266 9.1% In millions of euros FY 25 FY 24 % Var Gross Margin Like for Like 3,064 2,848 7.6% Variation due to exchange rates (71) Gross Margin Like for Like at cc 3,135 2,848 10.1% In millions of euros FY 25 FY 24 % Var EBITDA Adjusted Like-for-Like 1,933 1,779 8.7% Variation due to exchange rates (58) EBITDA Adjusted Like-for-Like at cc 1,991 1,779 11.9%

FY 2025 Results - 35 - EBIT to EBITDA and EBITDA Adjusted 2025 Performance Summary Biopharma: Delivering Results FY’25 Financial Performance Final Remarks Annex

2025 Performance Summary | Biopharma: Delivering Results | FY'25 Financial Performance | Final Remarks | Annex

Leverage Ratio as per Credit Agreement

In millions of euros.	Q4'25	Q3'25	Q2'25	Q1'25	Q4'24
Non-Current Financial Liabilities	9,091	9,093	9,118	9,390	9,491
Non-recurrent Lease Liabilities (IFRS16)	(969)	(966)	(978)	(1,026)	(1,025)
Current Financial Liabilities	552	595	522	657	676
Recurrent Lease Liabilities (IFRS16)	(113)	(111)	(112)	(119)	(117)
Cash and Cash Equivalents	(802)	(621)	(559)	(753)	(980)
Net Financial Debt as per Credit Agreement	**7,759**	**7,990**	**7,991**	**8,149**	**8,045**

In millions of euros except ratio	FY 25	LTM Q3'25	LTM Q2'25	LTM Q1'25	FY 24
OPERATING RESULT (EBIT)	**1,243**	**1,344**	**1,307**	**1,257**	**1,192**
Depreciation & Amortization	(450)	(432)	(437)	(445)	(439)
Reported EBITDA	**1,693**	**1,776**	**1,744**	**1,702**	**1,631**
IFRS 16	(120)	(117)	(118)	(117)	(113)
Restructuring costs, impairments and others	78	50	67	68	65
Transaction costs	29	28	28	41	49
Cost savings, operating improvements and synergies estimated on a "run rate" for the next 12 months	168	174	173	165	159
Share of profits assoc core activity	4	4	9	(39)	(38)
Total adjustments	**159**	**139**	**159**	**118**	**122**
Adjusted EBITDA as per Credit Agreement	**1,852**	**1,915**	**1,903**	**1,820**	**1,753**
Leverage Ratio as per Credit Agreeement	**4.2x**	**4.2x**	**4.2x**	**4.5x**	**4.6x**

FY 2025 Results - 36 - GRIFOLS

FY 2025 Results - 37 - Leverage Ratio as per Reported EBITDA and Net Debt as per Balance Sheet 2025 Performance Summary Biopharma: Delivering Results FY’25 Financial Performance Final Remarks Annex In millions of euros except the ratio Q4'25 Q3'25 Q2'25 Q1'25 Q4'24 Non-Current Financial Liabilities 9,091 9,093 9,118 9,390 9,491 Current Financial Liabilities 552 595 522 657 676 Cash and Cash Equivalents (825) (621) (559) (753) (980) Net Financial Debt 8,818 9,067 9,081 9,294 9,187 FY 25 LTM Q3'25 LTM Q2'25 LTM Q1'25 FY 24 OPERATING RESULT (EBIT) 1,243 1,344 1,307 1,257 1,192 Depreciation & Amortization (450) (432) (437) (445) (439) Reported EBITDA 1,693 1,776 1,744 1,702 1,631 Leverage Ratio Reported 5.2x 5.1x 5.2x 5.5x 5.6x

FY 2025 Results - 38 - Net Secured Financial Debt Ratio as per Credit Agreement 2025 Performance Summary Biopharma: Delivering Results FY’25 Financial Performance Final Remarks Annex In millions of euros except ratio. FY 25 FY 24 Amount of revolver drawn - - EIB debt principal outstanding 53 85 Senior Debt Tranche B 2,198 2,373 Senior Secured Notes principal outstanding 3,340 3,340 Total Secured Debt 5,591 5,798 Cash and Cash Equivalents (802) (980) Net Secured Debt 4,789 4,818 Adjusted EBITDA as per Credit Agreement 1,852 1,753 Net secured leverage ratio as per Credit Agreement 2.6x 2.7x

2025 Performance Summary | Biopharma: Delivering Results | FY'25 Financial Performance | Final Remarks | **Annex**

NCI Contribution

In thousand of euros	FY 2025 GDS	FY 2025 Biotest	FY 2025 BPC	FY 2025 Haema
Profit after tax from continuing operations	138,669	(72,282)	40,344	11,191
Income tax expense	(30,282)	88,200	(11,322)	(7,022)
Financial result	76,328	(41,956)	(2,605)	4,775
Amortisation and depreciation	(46,891)	(54,049)	(7,127)	(8,420)
EBITDA	**139,514**	**(64,477)**	**61,397**	**21,859**
Impact IFRS16- Finance Leases	(2,491)	(9,774)	(5,701)	(4,800)
Restructuring costs	2,013	2,500	148	138
Impairments	-	3,850	-	-
EBITDA under Credit Agreement	**139,037**	**(67,900)**	**55,845**	**17,197**
% of non-controlling interest	45.0%	19.6%	100.0%	100.0%
EBITDA reported attibutable to Non Controlling Interests (NCI)	**62,781**	**(12,637)**	**61,397**	**21,859**
EBITDA as per Credit Agreement Attributable to NCI	**62,566**	**(13,308)**	**55,845**	**17,197**
Cash and cash equivalents	(631)	(98,784)	(17,750)	(15,761)
Financial (assets) or liabilities with Grifols	(1,062,176)	706,853	-	-
Leasing liabilities	11,008	61,383	50,186	21,541
Loans and other financial liabilities	1,615	65,895	16	-
Total Balance Sheet Net Financial Debt	**(1,050,184)**	**735,346**	**32,452**	**5,780**
% of non-controlling interest	45.0%	19.6%	100.0%	100.0%
Impact IFRS16- Finance Leases	(11,008)	(61,383)	(50,186)	(21,541)
Total Net Financial Debt as per Credit Agreement	**(1,061,192)**	**673,963**	**(17,733)**	**(15,761)**
Total Net Financial Debt according to Credit Agreement attributable to non controlling interests (NCI)	**(477,536)**	**132,094**	**(17,733)**	**(15,761)**

Note: Last Twelve Months figures (LTM).

FY 2025 Results - 39 - GRIFOLS

2025 Performance Summary | Biopharma: Delivering Results | FY'25 Financial Performance | Final Remarks | Annex

Net Revenue Reconciliation at cc | Q4 2025

In thousands of euros	Q4 2025	Q4 2024	% Var
Reported Net Revenues	1.981.864	1.975.814	0,3%
Variation due to Exchange Rate Effects	96.219		
Net Revenues at Constant Currency	**2.078.083**	**1.975.814**	**5,2%**

In thousands of euros	Q4 2025	Q4 2024	% Var
Reported Biopharma Net Revenues	1.714.004	1.687.487	1,6%
Variation due to Exchange Rate Effects	84.062		
Reported Biopharma Net Revenues at Constant Currency	**1.798.066**	**1.687.487**	**6,6%**

In thousands of euros	Q4 2025	Q4 2024	% Var
Reported Diagnostic Net Revenues	160.533	166.063	(3,3%)
Variation due to Exchange Rate Effects	7.724		
Reported Diagnostic Net Revenues at Constant Currency	**168.257**	**166.063**	**1,3%**

In thousands of euros	Q4 2025	Q4 2024	% Var
Reported Bio Supplies Net Revenues	46.276	52.404	(11,7%)
Variation due to Exchange Rate Effects	3.148		
Reported Bio Supplies Net Revenues at Constant Currency	**49.424**	**52.404**	**(5,7%)**

In thousands of euros	Q4 2025	Q4 2024	% Var
Reported Others & Intersegments Net Revenues	61.051	69.860	(12,6%)
Variation due to Exchange Rate Effects	1.285		
Reported Other & Intersegments Net Revenues at Constant Currency	**62.336**	**69.860**	**(10,8%)**

In thousands of euros	Q4 2025	Q4 2024	% Var
Reported U.S. + Canada Net Revenues	1.091.447	1.079.798	1,1%
Variation due to Exchange Rate Effects	76.017		
Reported U.S. + Canada Net Revenues at Constant Currency	**1.167.464**	**1.079.798**	**8,1%**

In thousands of euros	Q4 2025	Q4 2024	% Var
Reported EU Net Revenues	427.109	431.668	(1,1%)
Variation due to Exchange Rate Effects	380		
Reported EU Net Revenues at Constant Currency	**427.489**	**431.668**	**(1,0%)**

In thousands of euros	Q4 2025	Q4 2024	% Var
Reported ROW Net Revenues	463.308	464.348	(0,2%)
Variation due to Exchange Rate Effects	19.822		
Reported ROW Net Revenues at Constant Currency	**483.130**	**464.348**	**4,0%**

FY 2025 Results - 40 - GRIFOLS

2025 Year-End Review | Business Review | Financials | Final Remarks | **Annex**

Net Revenue Reconciliation at cc | FY 2025

In thousands of euros	2025	2024	% Var
Reported Net Revenues	7,524,204	7,212,382	4.3%
Variation due to Exchange Rate Effects	193,518		
Net Revenues at Constant Currency	**7,717,722**	**7,212,382**	**7.0%**

In thousands of euros	2025	2024	% Var
Reported Biopharma Net Revenues	6,487,325	6,142,588	5.6%
Variation due to Exchange Rate Effects	170,974		
Reported Biopharma Net Revenues at Constant Currency	**6,658,299**	**6,142,588**	**8.4%**

In thousands of euros	2025	2024	% Var
Reported Diagnostic Net Revenues	639,576	644,898	(0.8%)
Variation due to Exchange Rate Effects	14,450		
Reported Diagnostic Net Revenues at Constant Currency	**654,026**	**644,898**	**1.4%**

In thousands of euros	2025	2024	% Var
Reported Bio Supplies Net Revenues	154,110	215,664	(28.5%)
Variation due to Exchange Rate Effects	5,379		
Reported Bio Supplies Net Revenues at Constant Currency	**159,489**	**215,664**	**(26.0%)**

In thousands of euros	2025	2024	% Var
Reported Others & Intersegments Net Revenues	243,193	209,232	16.2%
Variation due to Exchange Rate Effects	2,715		
Reported Other & Intersegments Net Revenues at Constant Currency	**245,908**	**209,232**	**17.5%**

In thousands of euros	2025	2024	% Var
Reported U.S. + Canada Net Revenues	4,253,238	4,087,030	4.1%
Variation due to Exchange Rate Effects	136,757		
Reported U.S. + Canada Net Revenues at Constant Currency	**4,389,995**	**4,087,030**	**7.4%**

In thousands of euros	2025	2024	% Var
Reported EU Net Revenues	1,613,549	1,498,898	7.6%
Variation due to Exchange Rate Effects	816		
Reported EU Net Revenues at Constant Currency	**1,614,365**	**1,498,898**	**7.7%**

In thousands of euros	2025	2024	% Var
Reported ROW Net Revenues	1,657,417	1,626,455	1.9%
Variation due to Exchange Rate Effects	55,945		
Reported ROW Net Revenues at Constant Currency	**1,713,362**	**1,626,455**	**5.3%**

FY 2025 Results - 41 - GRIFOLS

2025 Performance Summary | Biopharma: Delivering Results | FY'25 Financial Performance | Final Remarks | Annex

EBITDA Adjusted Reconciliation at cc | FY and Q4 2025

EBITDA Adjusted FY25:

In thousands of euros	FY2025	FY2024	% Var
EBITDA Adjusted	1,825,102	1,779,232	2.6%
Variation due to Exchange Rate Effects	54,360		
EBITDA Adjusted at Constant Currency	**1,879,462**	**1,779,232**	**5.6%**

EBITDA Adjusted Q4'25:

In thousands of euros	Q4 2025	Q4 2024	% Var
EBITDA Adjusted	467,491	525,944	(11.1%)
Variation due to Exchange Rate Effects	17,756		
EBITDA Adjusted at Constant Currency	**485,247**	**525,944**	**(7.7%)**

EBITDA Adjusted Like-for-Like FY25:

In thousands of euros	FY2025	FY2024	% Var
EBITDA Adjusted Like for Like	1,933,221	1,779,232	8.7%
Variation due to Exchange Rate Effects	57,956		
EBITDA Adjusted Like for Like at Constant Currency	**1,991,177**	**1,779,232**	**11.9%**

EBITDA Adjusted Like-for-Like Q4'25:

In thousands of euros	Q4 2025	Q4 2024	% Var
EBITDA Adjusted Like for Like	500,865	525,944	(4.8%)
Variation due to Exchange Rate Effects	20,222		
EBITDA Adjusted Like for Like at Constant Currency	**521,087**	**525,944**	**(0.9%)**

FY 2025 Results - 42 - GRIFOLS

FY 2025 Results - 43 - CAPEX Reconciliation 2024 and 2025 2025 Performance Summary Biopharma: Delivering Results FY’25 Financial Performance Final Remarks Annex In million euros FY2025 FY2024 % Var Property, Plant & Equipment additions ("CAPEX reported in Consolidated Statements of Cash Flows") 265 233 13,7% Interest capitalized 21 26 Total PP&E additions 286 259 10,4% Interest capitalized (21) (26) Group companies associates and business units 108 275 CAPEX reported in the Earnings Report 373 508 (26,6%)

FY 2025 Results - 44 - Investor Relations & Sustainability +34 93 571 02 21 investors@grifols.com sustainability@grifols.com inversores@grifols.com sostenibilidad@grifols.com

The “Unallocated Expenses” caption mainly comprises the following items: Corporate services: include, among others, the costs associated with general management, the finance area, and the Human Resources and Information Technology departments related to corporate support functions. Group financial result: arising from the centralized management of financing. Taxes: since there are two consolidated tax groups — Spain and the United States — in which most of the companies belonging to the Grifols Group are included, the tax burden is presented on a centralized basis. Consolidated financial statements notes appendix

GRIFOLS | Consolidated financial statements | notes | appendix

DECLARACIÓN DE RESPONSABILIDAD

INFORME FINANCIERO ANUAL CONSOLIDADO

De conformidad con lo dispuesto en el artículo 8.1.b del Real Decreto 1362/2007, de 19 de octubre, los consejeros de Grifols, S.A. (la "Sociedad")

DECLARAN

Bajo su responsabilidad que, hasta donde alcanza su conocimiento, las cuentas anuales del ejercicio cerrado a 31 de diciembre de 2025, elaboradas con arreglo a los principios de contabilidad aplicables, ofrecen la imagen fiel del patrimonio, de la situación financiera y de los resultados de la Sociedad y de las empresas comprendidas en la consolidación tomados en su conjunto, y que el informe de gestión incluye un análisis fiel de la evolución y los resultados empresariales y de la posición de la Sociedad y de las empresas comprendidas en la consolidación tomadas en su conjunto, junto con la descripción de los principales riesgos e incertidumbres a que se enfrentan.

En Sant Cugat del Vallès, a 25 de febrero 2026

DECLARATION OF RESPONSIBILITY

CONSOLIDATED ANNUAL FINANCIAL REPORT

Pursuant to the provisions of article 8.1.b of Royal Decree 1362/2007, of 19 October, the directors of Grifols, S.A. (the "Company")

DECLARE

On their own responsibility that, to the best of their knowledge, the annual accounts for the fiscal year ended on 31 December 2025, prepared in accordance with applicable accounting standards, give a fair view of the net worth, financial situation and results of the Company and of the companies included in its consolidation scope, considered as a whole, and that the director's report contains an accurate analysis of the evolution, business results and position of the Company and of the companies included in its consolidate scope, taken as a whole, together with a description of the main risks and uncertainties which they face.

In Sant Cugat del Vallès, on 25 February 2026

Anne-Catherine Berner Chairperson	José Ignacio Abia Buenache Chief Executive Officer	Raimon Grifols Roura Board Member
Víctor Grifols Deu Board Member	Albert Grifols Coma-Cros Board Member	Tomás Dagá Gelabert Board Member
Íñigo Sánchez-Asiaín Mardones Board Member	Susana González Rodríguez Board Member	Enriqueta Felip Font Board Member
Pascal Ravery Board Member	Montserrat Muñoz Abellana Board Member	Paul S. Herendeen Board Member
Laura de la Cruz Galán Secretary non-member

1

Consolidated Annual Accounts 3 Consolidated Balance Sheets 3 Consolidated Statements of Profit and Loss 5 Consolidated Statements of Comprehensive Income 6 Consolidated Statements of Cash Flows 7 Consolidated Statement of Changes in Equity 8 Notes 12 Notes from 1 to 34 12 Appendix 139 Appendix I 139 Appendix II 155 Consolidated financial statements notes appendix GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Annual Accounts 31 December 202 5 and 2024 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish - language version prevails) 2 Summary 1 2 3

Consolidated Annual Accounts Consolidated Balance Sheets Assets Reference 31/12/2025 31/12/2024 Goodwill Note 6 6,833 7,403 Other intangible assets Note 7 2,728 2,926 Rights of use Note 8 932 968 Property, plant and equipment Note 9 3,120 3,342 Investment in equity - accounted investees Note 10 97 69 Non - current financial assets measured at fair value 339 423 Non - current financial assets at amortized cost 173 67 Total non - current financial assets Note 11 512 490 Other non - current assets Note 10 — 137 Deferred tax assets Note 28 416 342 Total non - current assets 14,638 15,677 Inventories Note 12 3,296 3,560 Current contract assets Note 13 83 36 Trade and other receivables Trade receivables 651 705 Other receivables 101 78 Current income tax assets 17 53 Trade and other receivables Note 13 769 836 Other current financial assets Current financial assets measured at fair value — 6 Current financial assets at amortized cost 36 238 Total current financial assets Note 11 36 244 Other current assets 65 72 Cash and cash equivalents Note 14 825 980 Total current assets 5,074 5,728 Total assets 19,712 21,405 The accompanying notes form an integral part of the consolidated annual accounts. Consolidated financial statements notes appendix GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Balance Sheet at 31 December 202 5 and 2024 (Expressed in millions of Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish - language version prevails) 3

Equity and liabilities Reference 31/12/2025 31/12/2024 Share capital 120 120 Share premium 911 911 Reserves 4,185 4,054 Interim dividend (102) — Treasury stock (131) (135) Profit for the year attributable to the Parent 402 157 Total shareholder's equity 5,385 5,107 Cash Flow hedges (1) — Other comprehensive Income (5) (9) Other comprehensive income from financial instruments valuation Note 11 (98) (18) Translation differences (10) 803 Total Other comprehensive expenses (114) 776 Equity attributable to the Parent Note 15 5,271 5,883 Non - controlling interests Note 17 2,332 2,723 Total equity 7,603 8,606 Liabilities Grants 16 14 Provisions Note 18 119 125 Non - current financial liabilities Nota 19 9,091 9,491 Other non - current liabilities 3 1 Deferred tax liabilities Nota 28 861 1,012 Total non - current liabilities 10,090 10,643 Provisions Note 18 35 39 Current other financial liabilities Note 19 552 676 Trade and other payables Suppliers 841 852 Other payables 252 210 Current income tax liabilities 25 61 Total trade and other payables Note 20 1,118 1,123 Other current liabilities Note 21 314 318 Total current liabilities 2,019 2,156 Total liabilities 12,109 12,799 Total equity and liabilities 19,712 21,405 The accompanying notes form an integral part of the consolidated annual accounts. Consolidated financial statements notes appendix GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Balance Sheet at 31 December 202 5 and 2024 (Expressed in millions of Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish - language version prevails) 4

GRIFOLS | Consolidated financial statements | notes | appendix

GRIFOLS, S.A. AND SUBSIDIARIES

Consolidated Statements of Profit and Loss for the years 2025, 2024 and 2023

(Expressed in millions of Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

	Reference	2025	2024	2023 (*)
Continuing Operations				
Net revenue	Note 5 and 22	7,524	7,212	6,592
Cost of sales		(4,665)	(4,418)	(4,109)
Gross Margin		**2,859**	**2,794**	**2,483**
Research and development		(426)	(384)	(395)
Selling, general and administration expenses		(1,183)	(1,255)	(1,373)
Operating Expenses		**(1,609)**	**(1,639)**	**(1,768)**
Other income		1	—	3
Profit of equity accounted investees with similar activity to that of the Group	Note 10	(8)	37	64
Operating Result		**1,243**	**1,192**	**782**
Finance income		34	44	62
Finance costs		(625)	(714)	(597)
Dividends		2	2	—
Financial cost of sale of trade receivables	Note 13	(14)	(31)	(25)
Change in fair value of financial instruments		33	20	1
Impairment of financial assets		(3)	(9)	—
Exchange differences		(55)	(60)	(16)
Finance result	Note 25	**(628)**	**(748)**	**(575)**
Profit/(loss) of other equity accounted investees	Note 10	—	—	(1)
Profit before income tax		**615**	**444**	**206**
Income tax expense	Note 28	(115)	(231)	(43)
Consolidated net profit		**500**	**213**	**163**
Consolidated net profit attributable to:		**500**	**213**	**163**
Profit attributable to the Parent		402	157	42
Profit attributable to non-controlling interest	Note 17	98	56	121
Basic earnings per share (Euros)	Note 16	**0.59**	**0.23**	**0.06**
Diluted earnings per share (Euros)	Note 16	**0.59**	**0.23**	**0.06**

(*) Restated figures (note 2.d)

The accompanying notes form an integral part of the consolidated annual accounts.

5

Consolidated Statements of Comprehensive Income Reference 2025 2024 2023 (*) Consolidated net profit 500 213 163 Translation differences (1,052) 515 (304) Equity accounted investees / Translation differences Note 10 (3) (19) (62) Other comprehensive income from non - current assets held for sale — (2) 2 Cash flow hedges - effective portion of changes in fair value (1) 2 (22) Cash flow hedges - amounts taken to profit or loss — (3) 23 Total other comprehensive (loss) income recognized for the year that may be reclassified subsequently to profit or loss (1,056) 493 (363) Gains (losses) from defined benefit plans 5 3 (3) Gains (losses) from financial assets measured at fair value through comprehensive income (80) (18) — Tax effect (1) (3) 2 Total other comprehensive income (loss) recognized for the year that will not be reclassified subsequently to profit or loss (76) (18) (1) Total Other comprehensive income (loss) for the year (1,132) 475 (364) Total comprehensive income (loss) for the year (632) 688 (201) Total comprehensive income attributable to the Parent (488) 526 (278) Total comprehensive income attributable to non - controlling interests (144) 162 77 (*) Restated figures (Note 2.d) The accompanying notes form an integral part of the consolidated annual accounts. Consolidated financial statements notes appendix GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Statements of Comprehensive Income for the years 2025 , 202 4 and 2023 (Expressed in millions of Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish - language version prevails) 6

GRIFOLS | Consolidated financial statements | notes | appendix

GRIFOLS, S.A. AND SUBSIDIARIES

Consolidated Statements of Cash Flow 31 December 2025, 2024 and 2023

(Expressed in millions of Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

	Reference	2025	2024	2023 (*)
Cash flows from operating activities				
Profit before income tax		**615**	**444**	**206**
Adjustments for:		**1,148**	**1,182**	**1,034**
Amortization and depreciation	Note 24	450	438	446
Other adjustments:		698	744	588
(Profit) / losses on equity accounted investments	Note 10	8	(37)	(63)
Impairment of assets and net provision charges		49	73	101
(Profit) / losses on disposal of fixed assets		2	1	7
Government grants taken to income		(7)	(15)	(10)
Finance cost / (income)		628	681	556
Other adjustments		18	41	(3)
Change in operating assets and liabilities		**(31)**	**23**	**(363)**
Change in inventories		(97)	26	(411)
Change in trade and other receivables		(32)	(42)	(69)
Change in current financial assets and other current assets		4	10	13
Change in current trade and other payables		94	29	104
Other cash flows used in operating activities		**(685)**	**(747)**	**(660)**
Interest paid	Note 19(e)	(532)	(571)	(529)
Interest received		10	11	14
Income tax paid		(169)	(176)	(159)
Other paid		6	(11)	14
Net cash from/(used in) operating activities		**1,047**	**902**	**217**
Cash flows from investing activities				
Payments for investments		(588)	(702)	(432)
Group companies, associates and business units	Note 3 and 10	(108)	(286)	(29)
Property, plant and equipment and intangible assets		(423)	(372)	(310)
Property, plant and equipment	Note 7	(265)	(233)	(224)
Intangible assets	Note 9	(158)	(139)	(86)
Other financial assets	Note 11 and 31	(57)	(44)	(93)
Proceeds from the sale of investments		9	1,588	38
Non-current assets held for sale		—	1,564	—
Property, plant and equipment		4	24	23
Other financial assets		5	—	15
Net cash (used in) investing activities		**(579)**	**886**	**(394)**
Cash flows from financing activities				
Proceeds from and payments for financial liability instruments		(309)	(1,352)	171
Issue		1,360	4,007	1,638
Redemption and repayment		(1,550)	(5,248)	(1,351)
Lease payments	Note 8 and 19(e)	(119)	(111)	(116)
Dividends		(128)	(1)	—
Dividends paid	Note 15 and 17	(128)	(1)	—
Other cash flows used in financing activities		(92)	(6)	1
Financing costs included in the amortized cost of the debt		—	(58)	—
Acquisition of non-controlling interests	Note 17	(129)	—	—
Other amounts from / (used in) financing activities		37	52	1
Net cash from/(used in) financing activities		**(529)**	**(1,359)**	**172**
Effect of exchange rate fluctuations on cash		**(94)**	**22**	**(15)**
Net increase / (decrease) in cash and cash equivalents		**(155)**	**451**	**(20)**
Cash and cash equivalents at beginning of the year		**980**	**529**	**549**
Cash, restricted cash and cash equivalents at year end	**Note 14**	**825**	**980**	**529**

(*) Restated figures (note 2.d)

The accompanying notes form an integral part of the consolidated annual accounts.

7

GRIFOLS, S.A. AND SUBSIDIARIES

Statement of Changes in Consolidated Equity for the years ended 31 December 2025, 2024 and 2023

(Expressed in millions of Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

		Attributable to shareholders of the Parent Company													
								Accumulated other comprehensive income							
	Reference	Share Capital	Share Premium	Reserves	Profit attributable to Parent	Interim dividend	Treasury Stock	Translation differences	Other comprehensive income	Other comprehensive income from non-current assets held for sale	Other comprehensive income from financial instruments valuation	Cash flow hedges	Equity to attributable to Parent	Non-controlling interests	Equity
Balance at 31 December 2022		120	911	3,868	208	—	(162)	735	(8)	—	—	—	5,672	2,328	8,000
Adjustment due to restatement (Note 2.d)		—	—	—	(23)	—	—	—	—	—	—	—	(23)	—	(23)
Balance at 31 December 2022 (*)		120	911	3,868	185	—	(162)	735	(8)	—	—	—	5,649	2,328	7,977
Translation differences		—	—	—	—	—	—	(322)	—	—	—	—	(322)	(44)	(366)
Cash flow hedges	Note 30	—	—	—	—	—	—	—	—	—	—	1	1	—	1
Other comprehensive income		—	—	—	—	—	—	—	(1)	—	—	—	(1)	—	(1)
Other comprehensive income from non-current assets held for sale		—	—	—	—	—	—	—	—	2	—	—	2	—	2
Other comprehensive income / (expense) for the year		—	—	—	—	—	—	(322)	(1)	2	—	1	(320)	(44)	(364)
Profit/(loss) for the year		—	—	—	59	—	—	—	—	—	—	—	59	121	180
Total comprehensive income / (expense) for the year		—	—	—	59	—	—	(322)	(1)	2	—	1	(261)	77	(184)
Net change in treasury stock	Note 15(d)	—	—	—	—	—	9	—	—	—	—	—	9	—	9
Acquisition / Divestment of non-controlling interests	Note 15(c) and 17	—	—	(1)	—	—	—	—	—	—	—	—	(1)	—	(1)
Other changes		—	—	(11)	—	—	—	—	—	—	—	—	(11)	(260)	(271)
Distribution of 2022 profit:															
Reserves		—	—	185	(185)	—	—	—	—	—	—	—	—	—	—
Operations with shareholders or owners		—	—	173	(185)	—	9	—	—	—	—	—	(3)	(260)	(263)
Balance at 31 December 2023		120	911	4,041	59	—	(153)	413	(9)	2	—	1	5,385	2,145	7,530
Adjustment due to restatement (Note 2.d)		—	—	—	(17)	—	—	—	—	—	—	—	(17)	—	(17)
Balance at 31 December 2023 (*)		120	911	4,041	42	—	(153)	413	(9)	2	—	1	5,368	2,145	7,513

8

GRIFOLS, S.A. AND SUBSIDIARIES

Statement of Changes in Consolidated Equity for the years ended 31 December 2025, 2024 and 2023

(Expressed in millions of Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

		Attributable to shareholders of the Parent Company													
								Accumulated other comprehensive income							
	Reference	Share Capital	Share Premium	Reserves	Profit attributable to Parent	Interim dividend	Treasury Stock	Translation differences	Other comprehensive income	Other comprehensive income from non-current assets held for sale	Other comprehensive income from financial instruments valuation	Cash flow hedges	Equity to attributable to Parent	Non-controlling interests	Equity
Balance at 31 December 2023 (*)		120	911	4,041	42	—	(153)	413	(9)	2	—	1	5,368	2,145	7,513
Translation differences		—	—	—	—	—	—	390	—	—	—	—	390	106	496
Cash flow hedges	Note 30	—	—	—	—	—	—	—	—	—	—	(1)	(1)	—	(1)
Other comprehensive income		—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other comprehensive income from non-current assets held for sale		—	—	—	—	—	—	—	—	(2)	—	—	(2)	—	(2)
Other comprehensive income from financial instruments valuation		—	—	—	—	—	—	—	—	—	(18)	—	(18)	—	(18)
Other comprehensive income / (expense) for the year		—	—	—	—	—	—	390	—	(2)	(18)	(1)	369	106	475
Profit/(loss) for the year		—	—	—	157	—	—	—	—	—	—	—	157	56	213
Total comprehensive income / (expense) for the year		—	—	—	157	—	—	390	—	(2)	(18)	(1)	526	162	688
Net change in treasury stock	Note 15(d)	—	—	—	—	—	18	—	—	—	—	—	18	—	18
Acquisition / Divestment of non-controlling interests	Note 15(c) and 17	—	—	(10)	—	—	—	—	—	—	—	—	(10)	(26)	(36)
Other changes		—	—	(19)	—	—	—	—	—	—	—	—	(19)	508	489
Distribution of 2023 profit:															
Reserves		—	—	42	(42)	—	—	—	—	—	—	—	—	—	—
Dividends		—	—	—	—	—	—	—	—	—	—	—	—	(66)	(66)
Interim dividend		—	—	—	—	—	—	—	—	—	—	—	—	—	—
Operations with shareholders or owners		—	—	13	(42)	—	18	—	—	—	—	—	(11)	416	405
Balance at 31 December 2024		120	911	4,054	157	—	(135)	803	(9)	—	(18)	—	5,883	2,723	8,606
Adjustment due to restatement (Note 2.d)															
Balance at 31 December 2024 (*)		120	911	4,054	157	—	(135)	803	(9)	—	(18)	—	5,883	2,723	8,606

9

GRIFOLS, S.A. AND SUBSIDIARIES

Statement of Changes in Consolidated Equity for the years ended 31 December 2025, 2024 and 2023

(Expressed in millions of Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

		Attributable to shareholders of the Parent Company													
								Accumulated other comprehensive income							
	Reference	Share Capital	Share Premium	Reserves	Profit attributable to Parent	Interim dividend	Treasury Stock	Translation differences	Other comprehensive income	Other comprehensive income from non-current assets held for sale	Other comprehensive income from financial instruments valuation	Cash flow hedges	Equity to attributable to Parent	Non-controlling interests	Equity
Balance at 31 December 2024 (*)		120	911	4,054	157	—	(135)	803	(9)	—	(18)	—	5,883	2,723	8,606
Translation differences		—	—	—	—	—	—	(813)	—	—	—	—	(813)	(242)	(1,055)
Cash flow hedges	Note 30	—	—	—	—	—	—	—	—	—	—	(1)	(1)	—	(1)
Other comprehensive income		—	—	—	—	—	—	—	4	—	—	—	4	—	4
Other comprehensive income from non-current assets held for sale		—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other comprehensive income from financial instruments valuation		—	—	—	—	—	—	—	—	—	(80)	—	(80)	—	(80)
Other comprehensive income / (expense) for the year		—	—	—	—	—	—	(813)	4	—	(80)	(1)	(890)	(242)	(1,132)
Profit/(loss) for the year		—	—	—	402	—	—	—	—	—	—	—	402	98	500
Total comprehensive income / (expense) for the year		—	—	—	402	—	—	(813)	4	—	(80)	(1)	(488)	(144)	(632)
Net change in treasury stock	Note 15(d)	—	—	—	—	—	4	—	—	—	—	—	4	—	4
Acquisition / Divestment of non-controlling interests	Note 15(c) and 17	—	—	(28)	—	—	—	—	—	—	—	—	(28)	(110)	(138)
Other changes		—	—	2	—	—	—	—	—	—	—	—	2	4	6
Distribution of 2024 profit:															
Reserves		—	—	157	(157)	—	—	—	—	—	—	—	—	—	—
Dividends		—	—	—	—	—	—	—	—	—	—	—	—	(141)	(141)
Interim dividend		—	—	—	—	(102)	—	—	—	—	—	—	(102)	—	(102)
Operations with shareholders or owners		—	—	131	(157)	(102)	4	—	—	—	—	—	(124)	(247)	(371)
Balance at 31 December 2025		120	911	4,185	402	(102)	(131)	(10)	(5)	—	(98)	(1)	5,271	2,332	7,603

(*) Restated figures (Note 2.d)

The accompanying notes form an integral part of the consolidated annual accounts.

10

Consolidated financial statements notes 11 portadilla

Notes Notes from 1 to 34 Notes (1) Nature, Principal Activities and Subsidiaries 13 (2) Basis of Presentation 13 (3) Business Combinations and Divestments 25 (4) Significant Accounting Policies 27 (5) Segment Reporting 41 (6) Goodwill 49 (7) Other Intangible Assets 56 (8) Leases 58 (9) Property, Plant and Equipment 61 (10) Equity - Accounted Investees and Joint Business 62 (11) Financial Assets 70 (12) Inventories 71 (13) Trade and Other Receivables 73 (14) Cash and Cash Equivalents 75 (15) Equity 75 (16) Earnings Per Share 81 (17) Non - Controlling Interests 82 (18) Provisions 87 (19) Financial Liabilities 88 (20) Trade and Other Payables 98 (21) Other Current Liabilities 99 (22) Net Revenues 99 (23) Personnel Expenses 101 (24) Expenses by Nature 103 (25) Finance Result 104 (26) Pension Plans and Other Benefit Plans 104 (27) Employee Benefits 108 (28) Taxation 110 (29) Other Commitments with Third Parties and Other Contingent Liabilities 116 (30) Financial Instruments 120 (31) Balances and Transactions with Related Parties 131 (32) Environmental Information and Climate Change 135 (33) Other Information 137 (34) Subsequent events 137 Consolidated financial statements notes appendix 12 Index

(1) Nature, Principal Activities and Subsidiaries Grifols, S.A. and its subsidiaries (hereinafter, the “Group” or "Grifols") form an integrated and diversified business group, specialized in the development of plasma - derived medicines (hemoderivatives). Thanks to the collaboration of donors across its global network of donation centers, the Group contributes daily to improving the quality of life of millions of patients with rare and chronic diseases. In addition, Grifols stands out in the field of diagnostic solutions and transfusion medicine, reinforcing the safety of the global blood supply and providing biological materials for research and p har maceutical manufacturing. The main manufacturing facilities of the Group’s Spanish companies are located in Parets del Vallès (Barcelona) and Torres de Cotilla (Murcia), while those of its North American companies are located in Los Angeles (California), Clayton (North Carolina), Emeryville (California), and San Diego (California). Additionally, Grifols has plants in Dublin (Ireland), Montreal (Canada), and Dreieich (Germany). Annex I lists the main companies that make up the Group, as well as their activity, main corporate purpose, registered address, date of incorporation, the Group’s effective ownership percentage, and their consolidation method. The parent company of the Group is Grifols, S.A. (hereinafter, the “Company”), a public limited company incorporated for an indefinite period in Spain on June 22, 1987. Its registered office and tax address are located at Avinguda de la Generalitat 152 - 158, 08174 Sant Cugat del Vallès, Barcelona. The Company’s principal activity consists of providing administration, management and control services to companies and businesses, as well as investing in tangible and intangible assets, mainly in relation to its subsidiary companies. All of the Company’s shares are listed on the Barcelona, Madrid, Valencia and Bilbao securities markets and on the Spanish Automated Quotation System (SIBE/ Continuous Market). Additionally, Class B non - voting shares (ADRs) are listed on the NASDAQ (USA) and on the Spanish Automated Quotation System (SIBE/ Continuous Market). (2) Basis of Presentation The consolidated annual financial statements have been prepared on the basis of the accounting records of Grifols, S.A. and the entities included in the Group. The consolidated annual financial statements for the year 2025 and the comparative figures have been prepared in accordance with the International Financial Reporting Standards as adopted by the European Union (EU - IFRS), which, for the purposes of the Group, do not differ from those issued by the International Accounting Standards Board (IFRS - IASB), as well as with other applicable financial reporting regulations, in order to present a true and fair view of the consolidated equity and consolidated financial position of Grifols, S.A. and its subsidiaries as of 31 December 202 5 , and of the consolidated results of operations, consolidated cash flows and consolidated changes in equity for the financial year then ended. The Board of Directors of Grifols, S.A. estimate that he consolidated annual accounts for fiscal year 2025, which were formulated on February, 25 2026 , will be approved by the General Shareholders' Meeting without any modifications. The figures set out in these consolidated annual accounts are stated in millions Euro, unless indicated otherwise. These consolidated annual accounts for 2025 show comparative figures for 2024 and voluntarily show figures for 2023 from the consolidated statement of profit and loss, consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows and their corresponding notes thereto. For the purposes of comparing the consolidated statement of profit and loss for 2025, 2024 y 2023 and the consolidated balance sheet for 2025 and 2024, the effects of the application new standards described in note 2 must be taken into account. The Group adopted IFRS - EU for the first time on 1 January 2004 and has been preparing its annual accounts under International Financial Reporting Standards, as adopted by the European Union (IFRS - EU) as required by Spanish capital market regulations governing the presentation of financial statements by companies whose debt or own equity instruments are listed on a regulated market. In accordance with the provision of section 357 of the Irish Companies Act 2014, the Company has irrevocably guaranteed all liabilities of an Irish subsidiary undertaking, Grifols Worldwide Operations Limited (Ireland) (see Appendix I), for the financial year ended 31 December 202 5 as referred to in subsection 1(b) of that Act, for the purposes of enabling Grifols Worldwide Operations Limited to claim exemption from the requirement to file their own financial statements in Ireland. Consolidated financial statements notes appendix 13

a) Relevant accounting estimates, assumptions and judgments used when applying accounting principles The preparation of the consolidated financial statements in accordance with International Financial Reporting Standards as adopted by the European Union (EU - IFRS) requires Management to make judgments, estimates and assumptions that affect the application of the Group’s accounting policies and, consequently, the reported amounts of assets, liabilities, income and expenses. These estimates and assumptions are based on the best information available at the date of preparation of the consolidated financial statements and on the Group’s historical experience, as well as on reasonable expectations regarding the future development of the economic, regulatory, technological and market environment in which the Group operates. However, given the inherently subjective nature of certain estimates, actual results may differ from those estimates, which could have a significant effect on the consolidated financial statements in future periods. The most relevant accounting estimates and the most significant judgments applied by Management in the preparation of the consolidated financial statements are detailed below. Critical accounting estimates • Recoverable amount of non - current assets, useful lives and goodwill, and fair value in business combinations or corporate tran sactions. The accounting for non - current assets and goodwill requires the application of significant estimates and judgments, both at initial recognition and in subsequent measurement. In particular, the Group is required to estimate (i) the useful lives of tangible and intangible assets, (ii) the recoverable amount of the non - current assets when there are indicators of impairment and, at least annually in the case of assets with indefinite useful lives and goodwill, (iii) the fair value of the non - current assets recognised in business combinations or in corporate transactions that involve a change of control or significant influence. i) Property, plant and equipment and intangible assets: useful lives The determination of the useful lives of property, plant and equipment and intangible assets is based on the estimation of the period over which such assets are expected to generate economic benefits for the Group. This assessment requires consideration of legal, technological, functio nal and economic factors, such as: • expected technological developments, • commercial life cycles of pharmaceutical products, • changes in regulatory frameworks, where applicable, and • the frequency of use of the assets and their physical wear and tear. ii) Property, plant and equipment, intangible assets and investments in associates: recoverable amount The Group also assesses whether there are any indicators of impairment for its amortising non - current assets and, when such indicators are identified, estimates the recoverable amount of those assets. When the recoverable amount is lower than the carrying amount, the Group re cog nises an impairment loss. In identifying indicators of impairment, the Group considers, among others, the following internal and external factors: • developments in the macroeconomic environment, • changes in the regulatory framework, • increased competition, • technological obsolescence, • cancellation or delay of research and development projects, • deterioration in the commercial performance of certain products, and • significant changes in the business model. These factors may affect both the expected amount of future cash flows and the timing of their generation. In the case of intangible assets with indefinite useful lives, the recoverable amount is determined annually (Note 4(g)). Consolidated financial statements notes appendix 14

iii) Goodwill and cash - generating units (CGUs): recoverable amount Goodwill is not amortized and is tested for impairment, at least annually, at the level of the cash - generating units (CGUs) to which it has been allocated. The determination of the recoverable amount of a CGU primarily requires: • The preparation of future cash flow projections based on approved business plans, which include assumptions such as: (i) sales growth, (ii) expected operating margins, (iii) future investment plans and requirements. • The determination of the success of research and development projects - understood as the probability that the final outcome of a clinical trial will be successful - as well as the perpetual growth rates and the appropriate discount rates that reflect the inherent risks of the bus iness. In the pharmaceutical industry, these assumptions are influenced by factors such as the development of the product pipeline, the results of clinical trials, the obtaining of regulatory approvals, the expected commercial life of products, the emergence of substitute products and changes in pricing policies, among others. Given the inherently uncertain nature of many of the assumptions used, reasonably possible changes in key estimates could give rise to significant impacts on the carrying amounts of these assets in future periods. For this reason, the Group periodically reviews the appropriateness of the assumptions applied and their alignment with the strategic plan approved by Management and with the environment in which it operates. In this regard, sensitivity analyses are presented in the most relevant cases (Note 6). iv) Fair value in business combinations and initial recognition of assets In business combinations, the Group determines the fair value of the assets acquired and liabilities assumed at the acquisiti on date. This process first requires judgment in identifying the assets and liabilities that arise and are recognised at the time of t he business combination, such as: • intangible assets related to product portfolio or to products under development, • customer relationships, • technology assets, and • contingent liabilities. Subsequently, the fair value of the assets and liabilities identified in the business combination is estimated, which involves the use of valuation techniques and the application of relevant assumptions, particularly in relation to: • projections of future cash flows, • success rates and launch timelines for products under development, • discount rates, • long - term growth rates, and • the economic useful lives of the identified assets. These estimates are particularly relevant in the valuation of intangible assets associated with product portfolio, products under development, technologies and commercial relationships, where the assumptions would be significantly affected, among other factors, by the clinical and commercial success of the products, changes in the regulatory and economic environment and the launch of competing products (Notes 3 and 4(a ) ). v) Retained interests after corporate transactions As a result of a corporate transaction – for example, when significant influence is lost but an interest is retained, or when control is obtained over an investment that was previously classified as an associate – the fair value of the retained interest or of the previously held interest must be determined at initial recognition. When the entity is not listed, the determination of this fair value is performed using valuation techniques such as: • market multiples, or • discounted cash flow projections, for which relevant assumptions are applied to estimate long - term operating results, recurring investment levels in productive assets, discount rates and perpetual growth rates. These variables are highly influenced by the future evolution of the economic, competitive, regulatory and technological environment, which implies a significant degree of judgment in their determination. Consolidated financial statements notes appendix 15

• Capitalisation of development costs as an intangible asset The Group capitalises development costs when the criteria set out in IAS 38 are met, which requires significant judgment by M ana gement. The key criteria in this area are the technical feasibility of the product, the Group’s ability to commercially exploit the developments, and the expectation that they will generate sufficient future economic benefits to recover the carrying amount of the capitalised assets (Note 4(d ) ). • Valuation of inventories and assessment of their recoverability Inventories are measured at the lower of cost and net realisable value. This assessment depends on factors such as: – annual regulatory certifications, – commercial and regulatory changes affecting selling prices, – the launch of substitute products by competitors, – the expected evolution of product demand over the next 12 months, and – product life cycles. Management periodically assesses the recoverability of inventories and records the necessary write - downs when there is evidence of obsolescence or when the carrying amount exceeds net realisable value. • Deferred taxes and uncertain tax positions The recognition of deferred tax assets, mainly in respect of tax losses and deductible temporary differences, requires the determination of future taxable profits, the estimation of the timing at which such assets will become deductible and the expected timing of the reversal of deferred tax liabilities. This assessment is based on the Group’s tax planning within the applicable regulatory framework (Note 4(q ) ). In addition, the determination of income tax expense requires significant judgment in relation to the interpretation of the tax legislation in force in the different jurisdictions in which the Group operates, assessing the probability that the tax authorities will accept the positions adopted and estimating the amount that, where applicable, should be recognised as a contingent liability (Note 28). • Provisions and contingent liabilities The Group recognises provisions when there is a present obligation, whether legal or implicit, arising from past events, the settlement of which is probable to require an outflow of resources and can be reliably estimated. The amount of the provision represents the Group’s best estimate of the expenditure required to settle the corresponding obligation. The determination of this amount involves significant judgment and the use of estimates that take into account: – the best information available at the reporting date, including the assessment of the probability of occurrence of the event, – the opinion of independent experts, where appropriate, and – the evaluation of legal, tax, regulatory or contractual risks. Due to the uncertainty inherent in these estimates, the actual outflows may differ from the amounts initially recognised (Not es 18 y 29). • Valuation of financial instruments The determination of the fair value of certain financial instruments requires the use of valuation techniques that incorporate assumptions relating to observable and unobservable market variables, such as interest rates, foreign exchange rates, volatility and the credit risk of the counterparties. When quoted prices in active markets are not available, these valuations involve a higher degree of estimation and judgment (Notes 29 y 30). In the case of call options over equity interests, the valuation model is based on the following elements: – fair value of the shares, – exercise price, – risk - free interest rate, – term of the option, – volatility, and – dividend yield. The Group does not recognise any asset in respect of the valuation of financial instruments corresponding to call options over equity interests, as the amounts are not significant, given the wide range of positive variability in the estimates (Note 29). These estimates may be affected by changes in market conditions and in the financial environment, among other factors. Consolidated financial statements notes appendix 16

• Determination of rebates and chargebacks in the United States The mechanism of chargeback discounts in the United States does not depend solely on the Group’s sales to the wholesale distributor, but also on the type of end customer to whom the wholesaler subsequently sells the product in the United States. Distributors are responsible for applying the chargeback only at the time of sale to the end customer, and the discount percentage varies significantly depending on the category of customer. End customers are grouped into categories with very different discount levels; for example, the governmental customer category generates significantly highe r d iscounts than other categories. Accordingly, the provision for chargebacks is recognised at the time of sale to the distributor and its estimation is based on historical settlement experience, the applicable contractual terms, the level of inventory held by distributors and the application of different discount levels depending on the expected mix of end customers to whom the distributor will sell the product (Note 4(p ) ). Small changes in the assumptions used may have a significant impact on the revenue recognised. Key judgments in the application of accounting policies • Assessment of control over investees The determination of whether or not the Group controls an investee requires significant judgment and is not based solely on holding an ownership interest in excess of 50.01%. For this purpose, the Group analyses factors such as: – existing voting rights that provide a majority in relevant decision - making, – potential voting rights, considering those that are exercisable at the reporting date (Nota 29(c ) ), – rights arising from contractual arrangements and shareholders’ agreements, – the ability to direct the relevant activities, and – exposure to variable returns. In the entities listed below, although the Group holds ownership interests of less than 50.01%, they are fully consolidated, mainly due to contractual arrangements and potential voting rights associated with call options that are (i) substantive, (ii) exercisable at the reporting date and (iii) financially feasible, which allows the conclusion that the Group has control (Note 17): Entity Ownership Interest Haema Gmb H (1) - BPC Plasma, Inc (1) - Plasmavita Healthcare GmbH (2) 50% Grifols (Thailand) Pte Ltd (3) 48% (1) Potential voting rights associated with repurchase options — which are (i) substantive, (ii) exercisable at the reporting date a nd (iii) financially feasible — support the conclusion that control is retained over both entities. (2) Contractual arrangements between shareholders that grant a majority of decision - making rights, and therefore control over the en tity. (3) The percentage of voting shares held grants a majority of the voting rights and, consequently, control over the entity. • Assessment of significant influence In general, significant influence is presumed when the Group holds an ownership interest of more than 20%. However, in determining whether significant influence exists, the Group considers not only the percentage of ownership and potential voting rights exercisable at the reporting date, but also qualitative factors such as representation on the Board of Directors, participation in key operating decisions such as approval of the business plan, dividend policy and budgets, as well as the involvement of management personnel with decision - making authority. The investment listed below, in which the Group holds a 50.1% ownership interest, is accounted for using the equity method, as the contractual arrangements and governance structure limit the Group’s ability to control the entity but grant it the ability to influence its financial and operating policies (Note 10). Entity Ownership Interest Grifols Canada Plasma, Inc. (formerly Canadian Plasma Resources Corporation) 50,1% Consolidated financial statements notes appendix 17

• Classification of financial instruments as equity or liability The classification of certain financial instruments as either equity instruments or financial liabilities requires the application of complex judgments, particularly when, under certain circumstances, they could give rise to a cash outflow for the Group (Note 15 y 19(d ) ). • Assessment of specific contractual obligations In certain contracts, the Group must assess whether there are contractual or implicit obligations that give rise to the recognition of liabilities or to the reclassification of certain instruments. These assessments require a detailed analysis of the contractual terms and their eco nom ic substance. In relation to the contractual obligations arising from the agreement entered into with Haier for the sale of 20% of the shares in Shanghai RAAS, it has been concluded that:(i) as of the reporting date, the probability of an outflow of resources to Haier is very low, since — based on the analysis of different scenarios — it is expected that Grifols will meet the aggregate EBITDA amount corresponding to the 2024 – 2028 periods of the Grifols Diagnostic Solutions Group (Note 29(d ) ); and (ii) there is no contractual obligation for the Company to use its “commercially reasonable efforts” to cause its investee, Grifols Diagnostic Solutions, Inc., to declare and distribute dividends to its shareholders. • Leases Lease contracts in which Grifols acts as lessee include extension options or early termination options. The estimation of the lease term involves significant judgment in determining the total number of years to be included in the measurement of the lease asset and lease liability. This term is determined by considering the business plan approved by Management. Any subsequent change in the lease term could have a significant impact on the amounts of lease assets and lease liabilities already recognised (Note 4(f ) ). • Climate change and its potential impacts The Group periodically analyses the physical and transition risks associated with climate change, considering international scenarios and the recommendations of the Task Force on Climate - related Financial Disclosures (TCFD). Based on the information currently available, no material impacts have been identified that would require adjustments to the financial statements; however, these judgments could change in the future as a result of regulatory, technological or market developments (Note 32). No changes have occurred in the judgments applied in prior periods in relation to existing uncertainties. The Group is also exposed to risks related to changes in interest rates and foreign exchange rates. Reference is made to the sen sitivity analyses included in Note 30. Consolidated financial statements notes appendix 18

GRIFOLS | Consolidated financial statements | notes | appendix

b) Changes in the scope of consolidation

Appendix I shows details of the percentages of direct or indirect ownership of subsidiaries by the Company at 31 December 2025, 2024 and 2023, as well as the consolidation method used in each case for preparation of the accompanying consolidated annual accounts.

In 2025

i) Business combinations or other acquisitions or increases in ownership interest in subsidiaries, joint arrangements and/or investments in associates:

						31/12/2025
Name	**Parent**	**Description**	**Date**	**Consolidation method**	**% voting rights acquired**	**% total voting rights following acquisition (1)**
Araclon Biotech S.L. (2)	Grifols Innovation and New Technologies Limited	Acquisition	March and December	Full consolidation	1.27 %	77.12 %
Biotest AG (2)	Grifols S.A. y Grifols Biotest Holdings, GmbH	Acquisition	February, June, September, October	Full consolidation	2.11 %	99.25 %
Biotest MidCo GmbH (formerly Blitz F25-957 GmbH) (2)	Grifols S.A.	Acquisition	March	Full consolidation	100.00 %	100.00 %
Biotest Management GmbH (formerly Blitz F25-958 GmbH) (2)	Biotest MidCo GmbH	Acquisition	March	Full consolidation	100.00 %	100.00 %
Grifols Canada Plasma, Inc. (formerly Canadian Plasma Resources Corporation)	Grifols Canada Plasma II Inc.	Acquisition	November	Equity method	50.10 %	50.10 %

(1) Percentage corresponding to the direct and indirect stake of the next higher parent company in the subsidiary/associate.
(2) See Note 17.

19

GRIFOLS | Consolidated financial statements | notes | appendix

ii) Decrease in ownership interests in subsidiaries, joint arrangements and/or investments in associates or other similar transactions:

						31/12/2025
Name	**Parent**	**Description**	**Date**	**Consolidation method**	**% voting rights disposed of or derecognized**	**% total voting rights in entity following disposal (1)**
Biotest (UK) Ltd.	Grifols UK Ltd.	Merged	February	Full consolidation	100.00 %	— %
Medcom Advance, S.A.	and New Technologies	Dissolved	February	Equity method	45.00 %	— %
Biotek America LLC ("ITK JV") (2)	Grifols Bio North America LLC	Dissolved	February	Joint operation	75.00 %	— %
Grifols Pyrenees Research Center, S.L.	and New Technologies	Dissolved	March	Full consolidation	100.00 %	— %
Grifols Colombia, Ltda	Grifols, S.A.	Dissolved	December	Full consolidation	100.00 %	— %

(1) Percentage corresponding to the direct and indirect stake of the next higher parent company in the subsidiary/join operation.
(2) In February 2025, the contractual agreement that provided the Group joint control over Biotek America LLC — previously classified as a joint operation — came to an end. Consequently, from that date onwards, the Group ceased recognizing its share of the assets, liabilities, income, and expenses associated with said joint operation (see Note 10).

In 2024:

i)Business combinations or other acquisitions or increases in ownership interest in subsidiaries, joint arrangements and/or investments in associates.:

						31/12/2024
Name	**Parent**	**Description**	**Date**	**Consolidation method**	**% voting rights acquired**	**% total voting rights following acquisition (1)**
Grifols Pyrenees Research Center, S.L.	Grifols Innovation and New Technologies Limited	Acquisition	July	Full consolidation	20.00 %	100.00 %
Haema Plasma Kft.	Grifols Worldwide Operations Limited	Acquisition	October	Full consolidation	— %	100.00 %
Grifols Malaysia SDN BHD (2)	Grifols Asia Pacifit Pte Ltd	Acquisition	October	Full consolidation	51.00 %	100.00 %

(1) Percentage corresponding to the direct and indirect stake of the next higher parent company in the subsidiary.
(2) The Group acquired 51% of Grifols Malaysia Sdn Bhd in November 2024; however, it already held the majority of the economic and voting rights by virtue of the shareholders' agreement and a pledge over the shares.

20

GRIFOLS | Consolidated financial statements | notes | appendix

ii) Decrease in ownership interests in subsidiaries, joint arrangements and/or investments in associates or other similar transactions:

						31/12/2024
Name	**Parent**	**Description**	**Date**	**Consolidation method**	**% voting rights disposed of or derecognized**	**% total voting rights in entity following disposal (1)**
Biotest Italy, S.R.L.	Grifols Italia, S.p.A.	Merged	January	Full consolidation	100.00 %	— %
Biotest Medical, S.L.U.	Grifols Movaco, S.A.	Merged	January	Full consolidation	100.00 %	— %
Biotest Farmaceutica LTDA	Grifols Brasil Ltda.	Merged	January	Full consolidation	100.00 %	— %
Biotest France SAS	Grifols France S.A.R.L.	Merged	January	Full consolidation	100.00 %	— %
Mecwins, S.A.	Progenika Biopharma, S.A.	Reclassification due to loss of significant influence	December	Equity method	24.59 %	— %

In 2023:

i) Business combinations or other acquisitions or increases in ownership interest in subsidiaries, joint arrangements and/or investments in associates:

						31/12/2023
Name	**Parent**	**Description**	**Date**	**Consolidation method**	**% voting rights acquired**	**% total voting rights following acquisition (1)**
Kiro Grifols, S.L.	Grifols, S.A.	Acquisition	July	Full consolidation	10.00 %	100.00 %
AlbaJuna Therapeutics, S.L.	Grifols Innovation and New Technologies Ltd	Acquisition	October	Full consolidation	51.00 %	100.00 %
Biotest (UK) Ltd.	Grifols UK Ltd.	Acquisition	June	Full consolidation	100.00 %	100.00 %
Biomat Holdings, LLC	Grifols Bio North America LLC	Incorporation	July	Full consolidation	100.00 %	100.00 %
Grifols Plasma Canada - Ontario Inc	Grifols Canada Plasma II Inc.	Incorporation	April	Full consolidation	100.00 %	100.00 %

(1) Percentage corresponding to the direct and indirect stake of the next higher parent company in the subsidiary.

21

ii) Decrease in ownership interests in subsidiaries, joint arrangements and/or investments in associates or other similar transactions: 31/12/2023 Name Parent Description Date Consolidation method % voting rights disposed of or derecognized % total voting rights in entity following disposal (1) Grifols Escrow Issuer, S.A. Grifols, S.A. Merged January Full consolidation 100.00% — % Gripdan Invest, S.L. Grifols, S.A. Merged January Full consolidation 100.00% — % Access Biologicals LLC Grifols Bio Supplies, Inc. Merged April Full consolidation 100.00% — % Chiquito Acquisition Corp. Grifols Bio Supplies, Inc. Merged April Full consolidation 100.00% — % Geotech LLC Grifols Shared Services North America Inc. Dissolved June Full consolidation 100.00% — % c) Amendments to IFRS in 2025 As of the date of preparation of these annual financial statements, the following standards published by the IASB and the IFRS Interpretations Committee and adopted by the European Union for application in Europe came into force and, therefore, have been taken into account in the preparation of these consolidated annual accounts: Effective in 2025 Mandatory application for annual periods beginning on or after: Standards EU effective date IASB effective date IAS 1 Amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates: Lack of Exchangeability 1 January 2025 1 January 2025 The application of these standards and interpretations has had no significant impact on these consolidated annual accounts. Standards issued but not effective at 31 December 2025 At the date these consolidated annual accounts were authorized for issue, the following IFRS and amendments have been published by the IASB but their application is not mandatory until the future periods indicated below: Consolidated financial statements notes appendix 22

GRIFOLS | Consolidated financial statements | notes | appendix

Mandatory application for annual periods beginning on or after:			
Standards		**EU effective date**	**IASB effective date**
IFRS 9 / IFRS 7	Amendments to the Classification and Measurement of Financial Instruments	1 January 2026	1 January 2026
IFRS 9 / IFRS 7	Contracts referencing Nature-dependent Electricity	1 January 2026	1 January 2026
	Annual Improvements Volume 11	1 January 2026	1 January 2026
IFRS 18	Presentation and Disclosure in Financial Statements	1 January 2027	1 January 2027
IFRS 19	Subsidiaries without Public Accountability: Disclosures	Pending	1 January 2027
IFRS 19	without Public Accountability:	Pending	1 January 2027
IAS 21	Amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates: Translation to a Hyperinflationary Presentation Currency	Pending	1 January 2027

The Group has not applied any of these standards or interpretations in advance of their effective date.

Management is currently assessing the potential impacts that the adoption of these standards and amendments may have on the consolidated financial statements upon initial application. In particular, the adoption of IFRS 18 — which will replace IAS 1 and will be applicable for annual periods beginning on or after January 1, 2027, with retrospective application unless specific transitional provisions are established — is expected to introduce significant changes in presentation and disclosures, with a primary focus on the Consolidated Statement of Profit and Loss. Specifically, the standard:

(i) defines a structured layout for the statement of profit or loss aimed at enhancing comparability and transparency across entities by classifying income and expenses into five categories (operating, investing, financing, income taxes and discontinued operations) and requiring the presentation of defined subtotals, including operating profit (or loss);

(ii) introduces disclosure requirements for certain management-defined performance measures when used to publicly communicate the Group's financial and operational performance; and

(iii) reinforces the importance of appropriate aggregation and disaggregation of financial information to ensure that disclosures are relevant, useful and transparent for users of the financial statements. IFRS 18 does not affect the recognition or measurement of assets, liabilities, income or expenses; however, it will affect the presentation of certain subtotals in the statement of profit or loss — particularly operating profit — due to the new structure required by the standard, as well as the presentation and reconciliation of certain performance measures used by Management. The Group is currently evaluating the potential impacts of this standard, including the assessment of implications for processes, systems and controls associated with the preparation of financial information, with particular focus on:

- definition and composition of operating profit under the new structure;
- reclassification of certain items across categories (operating / investing / financing), where applicable;
- new disclosure requirements relating to management-defined performance measures and their reconciliations to IFRS-defined subtotals; and
- effects on the presentation of comparative information due to the retrospective application of the standard.

Regarding the remaining standards and interpretations effective in 2026 and 2027, no significant impacts on the consolidated financial statements are expected.

d) Changes in accounting criteria and corrections of error

In the consolidated annual accounts for fiscal year 2024, the Group applied certain error corrections related to the accounting classification of the joint operation Biotek America LLC and the initial treatment of the investment in Shanghai RAAS Blood Products Co. Ltd. These corrections affected the comparative figures for fiscal years 2022 and 2023 and were described in detail in the notes to the 2024 annual accounts. The present consolidated annual accounts for 2025 already fully incorporate these adjustments, and no additional errors or changes in accounting policies have been identified during the year.

23

Detailed information regarding the nature and impact of these adjustments is available in the consolidated annual statements for fiscal year 2024. With respect to Biotek America LLC, it was concluded that the arrangement should have been treated as a joint operation from its inception, which required the proportional recognition of the corresponding assets, liabilities, and results. The correction resulted in the recognition, as of December 31, 2023, of the joint operation’s assets and liabilities amounting to Euro 151 million and Euro 191 million, respectively, and in the recognition of a negative adjustment to reserves of 40 million euros, net of translation differences, corresponding to accumulated losses for fiscal years 2021 and 2022. It also resulted in a reduction in the profit attributable to the parent company of Euro 23 million in 2022 and Euro 17 million in 2023. As regards Shanghai RAAS, it was identified that, in the initial recognition of the investment in 2020, the amount corresponding to the indirect interest in Grifols Diagnostic Solutions, Inc. should have been excluded. In accordance with the applicable accounting policy, this amount should have been recorded against the investment in SRAAS rather than against reserves. The correction resulted in a reduction in the carrying amount of the investment and in consolidated reserves totaling Euro 457 million, with no impact on the income statement of the affected fiscal years. Consolidated financial statements notes appendix 24

GRIFOLS | Consolidated financial statements | notes | appendix

(3) Business Combinations and Divestments

2025

a) Immunotek Plasma Centers - Group 3&4

In accordance with the agreements in force between Grifols Bio North America LLC ("GBNA") and Immunotek GH LLC ("Immunotek") (the "Immunotek Collaboration Agreement"), effective January 2, 2025, GBNA acquired a group of 8 plasma collection centers in the U.S. (the "Group 3 Centers") from Immunotek for a total net amount of approximately US Dollars 79 million (Euros 75 million at the exchange rate prevailing on the transaction date).

Likewise, and despite the fact that the Collaboration Agreement with Immunotek provided that the acquisition of the Group 4 Centers (defined below) would be carried out in January 2026, in response to the strategic decision to optimize operational efficiency, Immunotek and Grifols signed an amendment to the Collaboration Agreement with Immunotek then in force, pursuant to which, effective 3 February 2025, GBNA acquired from Immunotek the last 6 plasma collection centers in the U.S. (the "Group 4 Centers"), for a purchase price of approximately US Dollars 62 million (Euros 59 million at the exchange rate prevailing on the transaction date), with payment of the price deferred until January 2, 2026 (as provided for in the original Immunotek Collaboration Agreement). As a result of the above, Grifols has recognized a short-term liability in 2025 for the deferred amount of the acquisition of the Group 4 Centers.

The deferred payment obligation was formalized by a promissory note between Biomat Holdings LLC, as issuer, and initially held by Immunotek, as holder of the note, for an aggregate amount of US Dollars 70 million (Euro 60 million) (hereinafter, the "Note"). This amount included, in addition to the purchase price, the management fees related to the centers until May 2025 and an implicit financing component representing the deferral in the purchase price, amounting in aggregate US Dollars 8 million (Euro 7 million). Subsequently, Immunotek assigned the Note to a subsidiary of a financial institution. The Note matured on 2 January 2026, on which date it was fully settled. The Group 4 Centers were encumbered as collateral of the promissory note and (following the same guarantee provided by Grifols S.A. under the Collaboration Agreement with Immunotek) the promissory note was guaranteed by Grifols, S.A.

Therefore, and following the acquisition of the Group 3 Centers and the Group 4 Centers, Grifols has gained control of the 14 centers in 2025 (previously integrated within a joint operation) and now owns and fully manages as of 1 May 2025, through its subsidiary Biomat Holdings LLC, the 28 plasma collection centers in the U.S. developed by Immunotek under the Collaboration Agreement with Immunotek. The collaboration with Immunotek has ended, and GBNA is no longer part of the joint venture, Biotek America LLC.

Grifols has applied the requirements for a business combination carried out in stages. However, considering that (i) Grifols' effective participation in the joint venture is null and void and (ii) all of the assets and liabilities related to the joint venture are already recognized in the consolidated financial statements, the difference between the consideration paid and the fair value of the assets and liabilities, which does not differ from their carrying amount, It has been recognized as goodwill at the date of acquisition.

The aggregate detail of the cost of the business combination and goodwill as of the acquisition date is shown below:

	Millions of Euros	Millions of US Dollar
Consideration	268	281
Advance payment	(134)	(140)
Net consideration	134	141
Step-up of net assets adquired[1]	—	—
Goodwill	268	281
Adjustments from acquisition [2]	(27)	(28)
Goodwill, net of adjustments	**241**	**253**

[1] There is no revaluation of net assets since the fair value of the same does not differ from their carrying value, which was previously recognized in the consolidated financial statements in the context of a joint venture.
[2] The adjustments resulting from the acquisition relate primarily to the elimination of the net balance payable that the silos maintained with ImmunoTek. Such balances are the accumulated losses from the silos, which are allocated to ImmunoTek in accordance with the terms of the contract.

The resulting goodwill is allocated to the Biopharma segment and includes the donor database, licenses and workforce.

Finally, on 3 February 2025, Immunotek released three of the five warranties that Grifols Shared Services North America, Inc. (a wholly-owned subsidiary managed by Grifols) had granted to Immunotek in June 2023 for certain leases related to certain Immunotek plasma collection centers outside of the collaboration under the Biotek America LLC joint venture. The remaining two guarantees, totaling approximately US Dollars 20 million, remain in force and are expected to remain in effect for as long as the leases remain in effect, with their balance being reduced as the lease term in question is reduced.

25

GRIFOLS | Consolidated financial statements | notes | appendix

If the acquisition had taken place on January 1, 2025, the Group's revenue and net profit would not have changed, since the Group was already integrating those centers as a joint operation (see Note 10).

2024

b) Immunotek Plasma Centers - Group 1&2

As a result of the collaboration agreement signed with ImmunoTek GH, LLC, Grifols acquired 7 silos on April 1, 2024 and 7 silos on July 1, 2024, one silo for each plasma center for an amount of US Dollars 135 million and US Dollars 131 million, respectively (Euros 121 million and Euros 125 million, respectively, at the exchange rate on the transaction date). These transactions enabled Grifols to gain control of the 14 centers as of their acquisition date in 2024, which had previously been considered within a joint operation.

Therefore, Grifols has applied the requirements for a business combination carried out in stages. However, considering that (i) Grifols' effective participation in the joint operation is null and void and (ii) all of the assets and liabilities related to the joint operation are already recognized in the consolidated financial statements, the difference between the consideration paid and the fair value of the assets and liabilities, which does not differ from their carrying amount, has been recognized as provisional goodwill at the date of acquisition.

During 2025, and within 12 months from the acquisition date, the Group completed the analysis of adjustments arising from the acquisition, which resulted in an adjustment to goodwill amounting to Euros 3 million (US Dollars 3 million).

	Millions of Euros	Millions of US Dollar
Consideration paid	246	266
Step-up of net assets [1]	—	—
Goodwill	246	266
Adjustments from the acquisition [2]	(10)	(10)
Goodwill, net of adjustments	**236**	**256**

[1] 1There is no step-up of net of assets since the fair value and the carrying amount do no differ significantly. Additionally, the net assets were previously recognized in the consolidated financial statements as part of the joint operation.

[2]The adjustments resulting from the acquisition correspond mainly to the elimination of the net balance payable that the silos maintained with Immunotek. The net amount represents the accumulated losses from the silos, which were allocated to Immunotek in accordance with the terms of the contract (see note 10)

The resulting goodwill has been allocated to the Biopharma segment and includes the donor database, licenses and workforce.

The operations of these centers were already consolidated since the beginning of the agreement with Immunotek (see Note 10), so there is no impact either on turnover, given that all sales transactions are eliminated in the consolidation process, or on results if both transactions had taken place on January 1, 2024.

2023

c) Saskatoon plasma center

On 7 July, 2023, Grifols, through its 100% owned subsidiary Grifols Canada Plasma I (formerly Grifols Canada Plasma, Inc.), acquired a plasma donation center from Canadian Plasma Resources Corporation which was a business in accordance with IFRS 3. The purchase price was Canadian Dollars 12 million (Euros 8 million).

As of the acquisition date, the goodwill recognized (Note 6), resulting from the cost of the business combination and the fair value of the net assets acquired, amounted to Euros 8 million (Canadian Dollars 11 million).

The resulting goodwill was allocated to the Biopharma segment and includes the donor database, licenses and workforce. The entire goodwill is considered tax deductible.

d) Albajuna Therapeutics, S.L.

On 9 October, 2023, Grifols, through its 100% owned subsidiary Grifols Innovation and New Technologies Limited (GIANT), reached an agreement to acquire the remaining of the 51% of the shares of Albajuna Therapeutics, S.L. (hereinafter "Albajuna") for a total amount of 1 euro.

26

In 2016, Grifols made a capital investment of Euros 4 million in exchange for 30% of the shares of Albajuna Therapeutics, S.L. Since 2018, as a result of a planned investment in accordance with the Shareholders' Agreement of January 2016, Grifols held a 49% of the shares in the company's capital. Albajuna Therapeutics, S.L. is a Spanish research company founded in 2016 whose main activity is the development and manufacture of therapeutic antibodies against HIV. As of the acquisition date, the goodwill recognized (Note 6) amounted to Euros 2 million. This amount resulted from the difference between the consideration transferred and the value of the net assets acquired, whose total amount is Euros 2 million and was mainly composed of non - curre nt financial liabilities. As future economic benefits cannot be estimated at the acquisition date, the total amount allocated to goodwill has been totally impaired immediately upon recognition (see note 6). (4) Significant Accounting Policies a) Consolidation Subsidiaries Subsidiaries are considered to be those over which the Group exercises control. A subsidiary is controlled when, due to its involvement in it, it is exposed, or has the right, to variable returns and has the capacity to influence such returns through the power it exercises over it. The income, expenses and cash flows of subsidiaries are included in the consolidated annual accounts from the date of acquisition, which is the date on which the Group effectively obtains control of the subsidiaries. Subsidiaries are excluded from consolidation from the date on whic h c ontrol is lost. Transactions and balances with Group companies and unrealized gains or losses have been eliminated i n the consolidation process. The accounting policies of the subsidiaries have been adapted to the Group's accounting policies for transactions and other events that, being similar, have occurred in similar circumstances. The financial statements of the subsidiaries used in the consolidation process are as of the same reporting date and the same period as those of the Parent Company. Appendix I includes information on the subsidiaries included in the Group's consolidation. Business combinations The acquisition method is used to account for the acquisition of businesses in a business combination. The acquisition date is the date on which the Group obtains control of the acquired business. The acquisition cost of a business is determined at the acquisition date and comprises (i) the fair values of assets acquired, (ii) liabilities incurred or assumed, (iii) equity instruments issued, (iv) the fair value of any asset or liability resulting from a contingent consideration arrangement and (v) the fair value of any previous interest in the business. Any disbursement that is not part of the exchange for the acquired business is excluded. Acquisition - related costs are expensed as incurred. The Group recognizes identifiable assets acquired and liabilities and contingent liabilities assumed at fair value at the acquisition date. Non - current assets held for sale, liabilities for employee compensation, transactions with payments based on equity instruments, deferred tax assets and liabilities and right - of - use asset s and lease liabilities are excluded from the application of this criterion. The positive difference between the acquisition cost of the business and the fair value of the identifiable net assets is recognized as goodwill. If the difference is negative, it is recognized as a gain in the consolidated statement of profit and loss, as a bargain purchase. When settlement of any part of the cash consideration is deferred, amounts payable in the future are discounted to their pres ent value at the date of exchange. Consolidated financial statements notes appendix 27

The contingent consideration is recognized at fair value on the acquisition date and is classified as equity or as a financial liability based on the criteria established in IAS 32 "Financial Instruments: Presentation". Amounts classified as a financial liability are subsequently remeasured at fair value, with changes in fair value recognized in profit or loss. When the business combination could only be determined on a provisional basis, the identifiable net assets are initially recorded at their provisional values, recognizing the adjustments made during the measurement period as if they had been known at the acquisition date, restating comparative figures for the previous year, if applicable. The adjustments to the provisional values only incorporate information relating to facts and circumstances that existed at the acquisition date and which, had they been known, would have affected the amounts recognized at that date. The measurement period should not exceed twelve months from the date of acquisition. If the business combination is achieved in stages, the carrying amount of the previously held interest in the acquire’s equity is remeasured at its fair value on the acquisition date, with any resulting gain or loss recognized in profit or loss. Non - controlling interests Non - controlling interests in subsidiaries are recorded at the acquisition date at their percentage of interest in the fair value of the identifiable net assets, without considering potential voting rights. In addition, the profit or loss for the year and each component of other comprehensive i nco me allocated to the non - controlling interest is allocated in proportion to its percentage of ownership. Non - controlling interests in the results and equity of subsidiaries are shown separately in the consolidated statement of profit and loss, the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated balance sheet, respectively. The increase and reduction of non - controlling interests in a subsidiary while maintaining control is recognized as an equity tra nsaction in reserves. Associated Associated entities are those over which the Group exercises significant influence, understood as the capacity to intervene in financial and operating decisions, without the existence of control or joint control. Investments in associates are initially recognized at acquisition cost, including costs directly attributable to the acquisition and any active or passive contingent consideration that depends on future events or the fulfillment of certain conditions. Subsequently, investments in associates are accounted for by the equity method from the date on which significant influence exists until the date on which the Company can no longer justify the existence of significant influence. The excess between the cost of the investment and the Group's share of the fair values of the identifiable net assets is recorded as goodwill, which is included in the carrying amount of the investment. The shortfall, once the amounts of the cost of the investment and the identification and valuation of the net assets of the associate have been evaluated, is recorded as income in the determination of the investor's share in the results of the associate for the year in which it was acquired. The accounting policies of the associated companies have been subject to time and valuation standardization in the same terms as those referred to in the subsidiaries. The Group's share in the profits or losses of associates obtained from the date that the significant influence exists is recorded as an increase or decrease in the value of the investments with a credit or debit to "Profit of equity accounted investees with similar activity to that of the Group" when the investee companies carry out the same activity as the corporate purpose of the Group described in note 1 and, otherwise, in “Profit /(loss) of equity accounted investees”. Likewise, the Group's share in the other comprehensive income of associates obtained since date that the significant influence exists is recorded as an increase or decrease in the value of the investments in associates, with the balancing entry by nature being recognized in other comprehensive income. Dividend distributions are recorded as decreases in the value of investments. When the Group's share of losses on an equity accounted investment equals or exceeds its interest in the entity, the Group does not recognize additional losses unless it has incurred obligations or made payments on behalf of the other entity. The Group's share in the profits or losses of associates and changes in equity is determined on the basis of the ownership interest at year - end, without considering the possible exercise or conversion of potential voting rights. However, the Group's share is determined considering the possible exercise of potential voting rights and other derivative financial instruments that, in substance, grant current access to the economic benefits associated with ownership interests, i.e. the right to participate in future dividends and changes in the value of associates. Consolidated financial statements notes appendix 28

After applying the equity method, the Group assesses whether there is objective evidence of impairment of the net investment in the associate. Some of the main evidence include significant cumulative losses, contractual default, financial difficulties and adverse changes in technology, industry or economy affecting the associate. The impairment calculation is determined by comparing the carrying amount of the net investment in the associate with its recoverable amount, where recoverable amount is the higher of value in use or fair value less costs of disposal. In this regard, the value in use is calculated based on the Group's share of the present value of the estimated cash flows from ordinary activities and the amounts that could result from the final disposal of the associate. The recoverable amount of the investment in an associate is assessed in relation to each associate (see note 10),unless it does not constitute a cash - generating unit (CGU). Impairment losses are not allocated to goodwill or other assets implicit in the investment in associates arising from the application of the acquisition method. In subsequent years, reversals of the value of investments are recognized against income, to the extent that there is an increase in the recoverable value. Impairment losses are presented separately from the Group's share in the results of associates. Appendix I includes information on subsidiaries and associates included in the Group's consolidation. Joint agreement s Joint arrangements are those in which there is a contractual agreement to share control over an economic activity, so that decisions on the relevant activities require the unanimous consent of the Group and the other participants. Investments in joint arrangements are classified as joint operations or joint ventures, depending on the contractual rights and obligations of each investor, rather than the legal structure of the joint arrangemen t. Joint transactions are considered when the participants in the joint arrangement are entitled to the assets and obligations in respect of the liabilities. This type of arrangement is consolidated proportionally integrating the assets and liabilities related to the transaction as described in not e 10. Joint ventures are those when the participants in the agreement have a right to the net assets. This type of arrangement is included in the consolidated financial statements using the equity method, as described in note 10. b) Transactions and balances in foreign currencies Transactions in foreign currencies are translated to the functional currency using the average exchange rate of the previous month provided that it does not differ significantly from the exchange rate at the date of the transaction. Foreign currency gains and losses resulting from the settlement of these transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at closing exchange rates are recognized in profit or loss except when there are qualified cash flow hedges and qualified net investment hedges that are deferred to equity. The effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies is presented separately in the statement of cash flows as "Effect of exchange rate changes on cash". The translation of foreign operations whose functional currency is not that of a hyperinflationary country has been made by a ppl ying the following criteria: • Assets and liabilities, including goodwill and adjustments to net assets arising from the acquisition of businesses, are translated at the closing exchange rate at each balance sheet date; • Revenues, income, expenses and losses are translated at the average exchange rate of the previous month, as an approximation of the exchange rate at the date of the transaction; • Translation differences resulting from the application of the above criteria are recognized in other comprehensive income and they are presented as a separate component of equity. Upon the full disposal of such foreign operation, the cumulative amount of exchange differences relating to the foreign operation, previously recognized in other comprehensive income, is reclassified from equity to profit or loss at the time the gain or loss on disposal is recognized. Furthermore, the treatment of translation differences applied by the Group in the following corporate transactions involving a foreign operation is as follows: Consolidated financial statements notes appendix 29

Disposal of a subsidiary or associate that includes a foreign operation Treatment of translation differences Disposal of an interest in a subsidiary without loss of control Translation differences are attributed to the non - controlling in terests in proportion to their ownership interest. No impact is recognized in profit or loss. Disposal of an interest in a subsidiary resulting in loss of control and retention of significant influence The full amount of translation differences is reclassified to profit or loss. Disposal of an interest in an associate without loss of significant influence Translation differences are reclassified to profit or loss in proportion to the interest disposed of. Disposal of an interest in a subsidiary or associate where the retained interest is accounted for as a financial investment The full amount of translation differences is reclassified to profit or loss. Impairment of a foreign investment No impact Conversion of a "net investment in a foreign operation" loan in a equity instrument No impact Full or partial repayment of quasi - equity loan Provided that the repayment does not result in a change in the Group’s ownership interest in the foreign operation or a loss of control, such repayment is not considered a disposal and, accordingly, no reclassification to profit or loss is recognized. c) Goodwill After initial recognition, goodwill is recorded at cost, less any accumulated impairment loss, which is not reversible. Goodwill is not amortized, but is tested for impairment on an annual basis or more frequently in the event that events indicative of a potential loss in the value of the asset have been identified. For these purposes, goodwill resulting from business combinations is allocated to each of the cash generating units (CGUs) or groups of CGUs that are expected to benefit from the synergies of the combination and the criteria referred to in note 6 are applied. CGUs or groups of CGUs are identified at the lowest level that goodwill is controlled for the purpose of internal management (note 6). d) Intangible assets Intangible assets are recorded at cost (acquisition or development) or at fair value when acquired in a business combination, less accumulated amortization and any accumulated impairment losses. Any costs incurred during the research phase of projects are recognized as an expense when incurred. Costs related t o development activities for internally generated intangible assets are capitalized to the extent that: • The Group has technical studies that justify the viability of the production process; • There is a commitment by the Group to complete production of the asset so that it is in a condition for sale or internal use; • The asset will generate sufficient economic benefits; • The Group has the technical and financial resources to complete the development of the asset and has developed budget control and analytical accounting systems that make it possible to monitor the budgeted costs, the modifications introduced and the costs actually charged to t he various projects. In relation to the development costs of new products or drugs, they are capitalized as long as their economic profitability is reasonably assured and when they are either in a pivotal phase or correspond to projects related to products that are currently being marketed in various markets, in both cases with expected technical feasibility. Development costs previously recognized as an expense are not recognized as an asset in a subsequent p eri od. The separate acquisition or through a business combination of an research and development project in progress is capitalized in any case, in accordance with the provisions of IAS 38, since the price paid for the acquisition reflects expectations about the probability that the future economic benefits of the asset are used by the Group. Subsequent costs are recorded following the provisions for internally generated intangible assets. Consolidated financial statements notes appendix 30

GRIFOLS | Consolidated financial statements | notes | appendix

The Group amortizes its intangible assets with finite useful lives by distributing the cost of the assets on a straightline basis according to the following criteria:

	Amortisation method	Rates
Development expenses	Straight-line	5% - 14%
Concessions, patents, licenses, trademarks and similar	Straight-line	4% - 20%
Computer software	Straight-line	33 %
Currently marketed products	Straight-line	3% - 10%

Intangible assets with indefinite useful lives are not subject to amortization but are tested for impairment at least once a year.

The Group reviews the useful lives of intangible assets at the end of each year. Changes in the initially established criteria are recognized as a change in estimate.

e) Property, plant and equipment

Property, plant and equipment are stated at cost, less accumulated depreciation and, if applicable, accumulated impairment losses.

Cost includes, among other items, direct labor costs used in the construction of the asset and a portion of the costs indirectly attributable to the asset.

Finance costs incurred that are directly attributable to the acquisition or construction of the asset until the asset is ready for use also form part of the cost.

Likewise, expansion or improvement costs are included as an increase in the value of the asset when they represent an increase in its capacity or an extension of its useful life. However, maintenance costs are recognized in income when incurred.

The depreciation of property, plant and equipment begins when the asset is available for use and is calculated by allocating its cost, less its residual value, on a straight-line basis over its estimated useful life.

Depreciation of property, plant and equipment is determined by applying the following criteria:

	Depreciation method	Rates
Buildings	Straight-line	1% - 3%
Other property, technical equipment and machinery	Straight-line	4%-10%
Other property, plant and equipment	Straight-line	7% - 33%

The Group reviews the residual value, useful life and depreciation method of property, plant and equipment at the end of each reporting period. Changes in the initially established criteria are recognized as a change in estimate.

f) Leases

Lessee

The determination of whether a contract is or contains a lease is based on an analysis of the contractual arrangement and requires an assessment of whether the lessee has the right to control the use of the identified asset and to obtain all of the economic benefits from the use of the asset throughout the lease term.

The lease term is the non-cancelable period considering the initial term of each contract unless the Group has a unilateral extension or termination option and there is reasonable certainty that such option will be exercised in which case the corresponding extension or early termination term will be considered.

In lease contracts where the Group acts as lessee, it is recognized at the lease commencement date (i.e. the date on which the underlying asset is available for use):

- A liability for the present value of the installments to be paid over the lease term, using the incremental borrowing or interest rate as the discount rate when expressly indicated in the contract and,
- A right-of-use asset representing the right to use the underlying leased asset during the term of the lease.

31

Lease liabilities include fixed lease payments less any incentives, as well as variable payments that depend on an index or interest rate known at the date of inception of the lease. Also included is the exercise price of the purchase option when the lessee is reasonably certain of exercising it. After initial recognition, the liability is increased by the interest on the lease liability and reduced by the payments made. The liability is also remeasured if there are changes in the amounts payable and the lease terms. Payments included in the lease payments corresponding to maintenance, electricity, water, gas, security, cleaning, among others, are not part of the lease liability and are recognized as an expense. The incremental borrowing rate is determined taking into account: (i) geographic areas, (ii) financial term, (iii) lease term, (iv) risk - free rate as reference rate and (v) financial spread. Rights - of - use assets are measured at cost, less accumulated amortization and impairment losses (if any) and adjusted as a result of the remeasurement of the lease liability. Cost includes the amount of the initial valuation of the lease liability, as well as any amounts previously paid to the lessor prior to or at the commencement date of the lease less any incentives received by the lessor and estimated costs to decommission the leased asset. Amortization of rights of use is provided on a straight - line basis over the shorter of the estimated useful life of the asset or the lease term. The Group applies the exception to recognition for those contracts where the lease term is 12 months or less or where the value of the leased asset (individually) when new, is less than US Dollar 5,000 or its equivalent in another currency. Consequently, in these cases, the amounts accrued will be recognized as an expense during the lease term. Lessor When the Group acts as lessor, it classifies contracts between operating and finance leases. Leases in which the Group acts as lessor while retaining a significant portion of the risks and rewards incidental to ownership of the leased asset are treated as operating leases. Otherwise, the lease is treated as a finance lease. g) Impairment of non - financial assets Goodwill and intangible assets that have an indefinite useful life are not subject to amortization and are tested for impairment annually, or more frequently in the event of events or changes in circumstances that indicate that they may be impaired. Other assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. When the recoverable amount is less than the carrying amount of the asset, an impairment loss is recognized in the consolidated statement of profit and loss for the difference between both amounts. The recoverable amount is the higher of an asset's fair value less costs of disposal and the estimated value in use based on discounted future cash flows expected to arise from the use of the asset. The estimate of value in use considers expectations about possible variations in the amount or timing of cash flows, the time value of money, the price to be paid for bearing the uncertainty related to the asset and other factors that affect the valuation of future cash flows related to the asset. For the purpose of assessing impairment losses, assets are grouped at the lowest levels for which there are separately identifiable cash inflows that are largely independent of the cash inflows of other assets or groups of assets (cash generating units). Impairment losses on non - financial assets (other than goodwill) are reviewed for possible reversal at the end of each reporting period. Losses related to the impairment of CGUs are initially allocated to reduce, if applicable, the value of goodwill attributed to the CGU and then to the other assets of the CGU, pro rata based on the carrying amount of each asset, with the limit for each asset being the higher of its fair value less costs of disposal, its value in use and zero. Impairment losses related to goodwill are not reversible. Consolidated financial statements notes appendix 32

h) Financial instruments Financial assets Classification The classification of financial assets is determined based on the characteristics of the contractual cash flows of those assets and the business model that represents how the financial assets are managed to achieve a particular business objective. In determining whether the cash flows are obtained through the receipt of contractual cash flows from the assets, consideration is given to the frequency, value and timing of sales in prior periods, the reasons for those sales and expectations regarding future sales activity. This information provides indicative data on how the Group's stated objective regarding the management of financial assets is achieved and, more specifically, how cash flows are obtained. Therefore, financial assets are classified according to the following valuation categories based on the business model and are only reclassified when, and only when their business model for managing them changes: • Financial assets at amortized cost: includes financial assets, including those admitted to trading on an organized market, for which the Group holds the investment under a business model whose objective is to hold financial assets to receive cash flows from the execution of the contract, and the contractual terms of the asset give rise, at specified dates, to cash flows that are solely collections of principal and interest on the principal amount outstanding. In general, the following are included in this category: i) Trade receivables: arising from the sale of goods or the rendering of services for trade transactions with deferred payment, and ii) Receivables from non - trade operations: these arise from loans or credits granted by the Group whose collections are of a determined or determinable amount. • Financial assets at fair value through other comprehensive income: this category includes financial assets whose contractual conditions give rise, at specified dates, to cash flows that are solely collections of principal and interest on the principal amount outstanding, and are held within the framework of a business model whose objective is achieved by obtaining contractual cash flows and selling financial assets. Investments in equity instruments irrevocably designated by the Group at the time of their initial recognition are also included in this category, provided that they are not held for trading and are not to be valued at cost. • Financial assets at fair value through profit or loss: includes financial assets held for trading and those financial assets that have not been classified in any of the above categories. Also included in this category are financial assets that are optionally designated by the Group at the time of initial recognition, which otherwise would have been included in another category, because such designation eliminates or significantly reduces a valuation inconsistency or accounting mismatch that would otherwise arise. Initial measurement Financial assets are recorded, in general terms, initially at the fair value of the consideration given plus directly attributable transaction costs. However, transaction costs directly attributable to assets recorded at fair value through profit or loss are recognized in the stateme nt of profit and loss for the year. Subsequent measurement Financial assets at amortized cost are recorded by applying this valuation criterion, charging to the statement of profit and loss the interest accrued by applying the effective interest rate method. Financial assets included in the fair value category through other comprehensive income are recorded at fair value, without deducting any transaction costs that may be incurred in their disposal. Changes in fair value are recorded directly in equity until the financial asset is derecognized or impaired, at which time the amount so recognized is taken to the statement of profit and loss. Financial assets at fair value through profit or loss are measured at fair value and the result of changes in fair value is recorded in the statement of profit and loss. Disposals of financial assets Financial assets are derecognized when the rights to receive cash flows related to them have expired or have been transferred and the Group has substantially transferred the risks and rewards of ownership. Similarly, they are disposed from the balance sheet when there are transfers of collection rights, whose certain risks are shared with the factor, such as the risk of default, but exists a transfer of control to the factor, understood as the unilateral capacity to sell those assets to a non - related third party without the necessity of enforcing additional restrictions to the sale. Consolidated financial statements notes appendix 33

Impairment The Group assesses, on a prospective basis, the expected credit losses associated with its debt instruments carried at amortized cost and at fair value through other comprehensive income The methodology applied for impairment depends on whether there has been a significant increase in cr edit risk. For trade receivables, the Group applies the simplified approach permitted by IFRS 9 which requires expected losses to be recorded from the initial recognition of the receivables, so that the Group determines expected credit losses as a probability - weighted estimate of such losses over the expected life of the financial instrument. The practical solution used is the use of a provisioning matrix based on segmentation into homogeneous asset groups, applying historical information on default rates for these groups and applying reasonable information on future economic conditions. Default rates are calculated based on current default experience over the past year, as it is a very dynamic market, and are adjusted for differences between current and historical economic conditions and considering projected information, which is reasonably available. Financial liabilities Financial liabilities assumed or incurred by the Group are classified in the following measurement categories: 1) Financial liabilities at amortized cost: are those debits and payables of the Group that have arisen from the purchase of goods and services for trading operations, or those which, without having a commercial origin, not being derivative instruments, arise from loan or credit operations received by the Group. These liabilities are initially measured at the fair value of the consideration received, adjusted for directly attributable transaction costs. Any difference between the amount received and its repayment value is recognized in the consolidated statement of profit and loss during the repayment period of the debt, applying the effective interest rate method. 2) Financial liabilities at fair value through profit or loss. Derivative financial liability instruments are measured at fair value, following the same criteria as those corresponding to financial assets at fair value through profit or loss described in the preceding section. The Group disposes financial liabilities when the obligations that generated them are extinguished, particularly in commercial transactions when payment is made to the supplier for goods and services. Assets and liabilities are presented separately in the balance sheet and are only presented at their net amount when the Group has the enforceable right to offset the recognized amounts and, in addition, intends to settle the amounts on a net basis or to realize the asset and sett le the liability simultaneously. Equity instruments The Group holds financial assets, mainly equity instruments, which are measured at fair value. When Group management has opted to present gains and losses in the fair value of equity investments in other comprehensive income, after initial recognition, the equity instruments are measured at fair value, recognizing the gain or loss in other comprehensive income. Amounts recognized in other comprehensive income are not reclassified to profit or loss, but are reclassified to reserves when the instruments are disposed. Dividends from such investments continue to be recognized in profit or loss as other income when the Group's right to receive payments is established. i) Derivative financial instruments and hedging activities Financial derivatives are recognized at fair value at the date of the contract and at each year - end. The method for recognizing the gain or loss depends on whether the derivative is classified as a hedging instrument, and if so, the nature of the hedged asset. For accounting purposes, they are classified as follows: Consolidated financial statements notes appendix 34

(i) Derivatives qualifying for cash flow hedge accounting Hedging effectiveness Hedge effectiveness is determined at the inception of the hedging relationship, and through periodic prospective effectiveness assessments to ensure that there is an economic relationship between the hedged item and the hedging instrument. In derivatives such as the euro/dollar cross - currency swap, the Group uses the hypothetical derivative method to assess effectiveness. This hypothetical derivative is constructed without the inclusion of credit risk and currency spread. Under the hypothetical derivative method, the cumulative change in the fair value of the actual currency swap, excluding the effect of the currency spread, will be compared to the cumulative change in the fair value of the hypothetical swap. Therefore, the hypothetical derivative is constructed as a cross - currency swap with fixed euro payment, fixed U.S. Dollar receipt without the inclusion of credit risk and foreign currency spread and with a fair value of zero at the date of designation. Recognition At the inception of the hedging relationship, the Group documents the economic relationship between the hedging instruments and the hedged items, including whether changes in cash flows of the hedging instruments are expected to offset changes in cash flows of the hedged items. The Group documents its risk management objective and strategy for undertaking its hedging transactions. The effective portion of changes in the fair value of derivatives designated and classified as cash flow hedges is recognized in equity under "Cash flow hedge reserve". In the case of cross - currency swaps, the currency spread of the hedging relationship is excluded and treated as hedging costs in equity. The gain or loss corresponding to the ineffective portion is recognized immediately in profit or loss for the year under the heading "Change in fair value of financial instruments". Amounts accumulated in the hedging reserve included in shareholders' equity are transferred to profit or loss when the hedged item affects profit or loss or when ineffectiveness is identified. The fair value of derivatives designated as hedges is detailed in note 30. Movements in the hedging reserve included in shareholders' equity are shown in note 15(c ). (ii) Derivatives that do not qualify for hedge accounting When derivatives do not meet the criteria for hedge accounting, they are classified as "held for trading". Changes in fair value are recognized immediately in the consolidated statement of profit and loss. In addition, Grifols assesses whether embedded derivatives are present in contracts and financial instruments. Financial instruments that combine a host contract and a financial derivative (embedded derivative) are known as hybrid financial instruments. In hybrid financial instruments, the Group assesses whether the risks and characteristics of the derivative are closely related to those of the host contract. If it is determined that the value of the derivative is closely related to the fair value of the contract, the Group does not account for the derivative separately. Conversely, if the risks and characteristics of the derivative are not closely related to those of the host contract and the host contract is not measured at fair value, the derivative is recognized and accounted for separately recognizing the changes in fair value in the Consolidated Statements of Profit and Loss. Currently there are no separate financial instruments from the host contract. j) Own equity instruments The acquisition of treasury stock is recorded at acquisition cost, reducing equity until the time of disposal. Gains or losses on the disposal of treasury stock are recorded under "Reserves" in the consolidated balance sheet. Transaction costs related to own equity instruments, net of taxes, are recorded as a reduction in equity. Consolidated financial statements notes appendix 35

k) Inventories Inventories are stated at the lower of weighted average cost or net realizable value. Net realizable value is the estimated selling price in the normal course of business, less the estimated costs to complete production and those necessary to make the sale. For raw materials and other supplies it is the replacement cost. The cost includes direct materials, direct labor and an appropriate proportion of indirect variable and fixed costs, the latter being allocated on the basis of the normal working capacity of the means of production. The cost of plasma inventory includes the amount delivered to donors, or the amount invoiced by the seller when purchased from third parties, as well as the cost of products and devices used in the collection process, and rental and storage costs. The costs of purchased inventories are determined after deducting discounts and rebates when it is probable that the conditions determining their concession will be met. Indirect costs such as management and administrative overheads are recognized as expenses in the period in which they are inc urr ed. Any previously recognized inventory impairment adjustment is reversed against income under "Cost of sales" when the circumstances that caused the impairment no longer exist or when there is clear evidence of an increase in the net realizable value as a result of a change in economic circumstances. The reversal of the inventory impairment adjustment is limited to the lower of cost and the new net realizable value of inventori es. l) Cash and cash equivalents Cash and cash equivalents include cash on hand, demand deposits with banks, other short - term highly liquid investments with an original maturity of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. Additionally, balances of cash and cash equivalents that are not available for use by the Group are presented as restricted cash. m) Government grants Government grants are recognized when there is reasonable assurance that the conditions attached to the grant will be met and th at the grant will be collected. Non - refundable capital grants are recorded on the liability side of the consolidated balance sheet at the original amount granted and are recognized in the consolidated statement of profit and loss as the related assets financed are depreciated. Grants received as compensation for expenses or losses already incurred or for the purpose of providing immediate financial support not related to future expenses are credited to the consolidated statement of profit and loss. Financial liabilities that incorporate implicit aid in the form of the application of below - market interest rates are recognized initially at fair value. The difference between this value, adjusted where appropriate for the costs of issuing the financial liability and the amount received, is recorded as a government grant based on the nature of the grant. n) Employee benefits (i) Defined contribution plans The Group records the contributions to be made to defined contribution plans as they accrue. The amount of accrued contributions is recorded under "Personnel expenses" in the consolidated statement of profit and loss in the year to which the contribution relates. (ii) Defined benefit plans The liability recognized corresponds to the present value of the obligation at the consolidated balance sheet date less the fair value of plan assets. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the obligation is determined by discounting the estimated future cash flows at interest rates of bonds denominated in the currency in which the benefits will be paid and with maturities similar to those of the related obligations. Actuarial gains and losses arising from changes in actuarial assumptions or differences between assumptions and reality are recognized in equity under "Other comprehensive income". Past service costs are recognized in the consolidated statement of profit and loss under "Personnel expenses". Consolidated financial statements notes appendix 36

(iii) Termination benefits Termination benefits are recognized on the earlier of the following dates: (a) when the Group can no longer withdraw the offer or (b) when the Group recognizes costs of a restructuring within the scope of IAS 37 and this results in the payment of termination benefits. (iv) Short - term employee benefits The Group recognizes the expected cost of short - term compensation in the form of paid leave whose rights accrue as employees render the services that entitle them to receive it. The Group recognizes the expected cost of profit sharing or employee incentive plans when there is a present legal or constructive obligation as a result of past events and a reliable estimate can be made of the value of the obligation. (v) Share - based payments The Group has granted different incentive plans based on equity instruments to certain members of the management team who are rendering service to the company, which will be settled with equity instruments or cash, depending on the plan. The equity instruments granted become vested when the employees complete a certain period of service and/or meet the objectives established in the incentive plan. Grifols recognizes the services received from its employees as such services are rendered during the vesting period as a personnel expense in the Consolidated Statements of Profit and Loss and a corresponding increase in equity if the transaction is equity - settled or a corresponding liability if the transaction is cash - settled, at an amount based on the value of the equity instruments. In transactions with employees that are equity - settled, the amount recognized corresponds to the amount that will be settled once the agreed conditions are met and will not be reviewed or revalued during the vesting period, as the commitment is equity - settled. The fair value of services received is estimated by estimating the fair value of the shares granted at the grant date, net of estimated dividends to which the employee is not entitled, during the performance period. For plans that are settled in cash, the services received and the corresponding liability are recognized at the fair value of the liability, referring to the date on which the requirements for recognition are met. Subsequently, and until settlement, the corresponding liability is measured at its fair value at the closing date of each year, with any changes in valuation occurring during the year being recognized in the Consolidated Statements of Profit and Loss. The fair value is determined by reference to the market value of the shares at the date of the estimate, net of estimated dividends to which the employee is not entitled, during the performance period. o) Provisions Provisions are recognized when the Group has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Provisions are not recognized for future operating losses. The amount of the provision corresponds to the best estimate at the closing date of the disbursements required to settle the present obligation, after taking into account the risks and uncertainties related to the provision and, when significant, the financial effect of discounting, provided that the disbursements to be made in each period can be reliably determined. p) Revenue recognition The Group recognizes revenue in an amount that reflects the consideration it expects to be entitled to for transferring goods or providing services to its customers, when control of those goods or services is transferred to the customer. Contractual consideration may include fixed and variable amounts (e.g., discounts, returns, chargebacks, volume incentives, penalties, or performance bonuses). Variable consideration is included in the transaction price only when it is highly probable that a significant reversal of revenue recognized will not occur in the future. Revenue is presented net of VAT/indirect taxes and any amount collected on behalf of third parties. Consolidated financial statements notes appendix 37

Identification and Allocation of Performance Obligations: Contracts with multiple components (e.g., rent of equipment together with maintenance and reagents) are not significant to the Group. In respect of such arrangements, Grifols identifies each distinct performance obligation and allocates the transaction price based on observable or estimated standalone selling prices, recognizing revenue when (or as) each obligation is satisfied. Significant Financing Component: The Group assesses whether the payment terms give rise to a significant financing component. When the period between the transfer of goods/services and payment is less than 12 months, the practical expedient under IFRS 15 is applied and the price is not adjusted for financing eff ects. Warranties and Returns: Standard defect warranties (which do not constitute separate performance obligations) are accounted for under IAS 37 through warranty provisions. Expected returns and return rights are recognized as sales reductions and return assets where applicable. The amounts related to these items are not material to the Group. (i) Sales of goods Revenue from the sale of goods (e.g., plasma - derived products, diagnostic products, equipment/instrumentation, hospital products) is recognized when Grifols satisfies the performance obligation by transferring control of the promised good to the customer. To assess the transfer of control, the following indicators, among others, are considered: • Grifo l s’ present right to receive payment, • Transfer of legal title in accordance with the contract and the agreed Incoterms (e.g., EXW, FOB, DDP), • Transfer of physical possession of the good, • Transfer of significant risks and rewards of ownership, and • Customer acceptance of the good. Variable Consideration (United States and Other Markets) • Government and third - party programs: In the U.S., the Group participates in Medicaid, Medicare, Tricare, PHS/340B programs, agreements with specialty pharmacies, payer s , Group Purchasing Organizations (GPOs), and Authorized Distributors of Record (ADRs). The provision for discounts/rebates is recognized at the time of sale, based on the best estimate of the attributable amount, considering: historical experience, contractual obligations, current legal/regulatory requirements, channel inventory, pending claims, and known changes in guidelines that may affect the amounts. Estimates are updated periodically to reflect actual experience. • Chargeback agreements (U.S.) : When certain customers purchase from Authorized Distributors of Record (ADRs) at a contractual price lower than the price invoiced by Grifols to t h e ADRs, a chargeback credit becomes due to the ADRs at the time of sale. The chargeback credit is accrued at the time of the sales to ADRs, and is estimated based on expected sales at the contractual price, considering historical data, the prevailing contractual terms, the inventory levels held by ADRs, and the application of different discount levels depending on the expected mix of end customers to whom the ADR will sell the product . These credits are typically settled within 30 – 45 days, and adjustments arising from actual experience have not been material. • Volume and prompt - payment discounts: Contracts with tiered volume discounts, annual rebates, and prompt - payment discounts are recorded as reductions of revenue and accounts receivable in the same month as invoicing, using a combination of actual customer data and historical ex perience. • Settlement periods: Most discounts and incentives other than chargebacks and prompt - payment discounts, are settled in the foll owing fiscal quarter or year, typically within 90 – 180 days, depending on the type of provision. (ii) Provision of services Revenue from services (e.g., diagnostic services, maintenance and technical support, toll manufacturing/maquila) is recognized over time when one of the following criteria is met: 1 The customer receives and consumes the benefits as Grifols provides the service. 2 Grifols creates or enhances an asset that the customer controls as it is being produced. 3 Grifols creates a specific asset with no practical alternative use and has an enforceable right to payment for performance co m pleted to date. Consolidated financial statements notes appendix 38

If a performance obligation does not meet these criteria, revenue is recognized at a point in time, when control is transferred (e.g., delivery and customer acceptance of the asset, right to payment, and transfer of risks/benefits). Diagnostic services: These include instrument service contracts with committed reagent consumables (reagent rental), maintenance, and technical su ppo rt. • Maintenance/support services are recognized on a straight - line basis over the coverage period. • In reagent rental agreements with minimum consumption levels, variable consideration is estimated and recognized over time, with periodic reassessment. These agreements do not typically include any minimum purchase commitments. Toll manufacturing (maquila / plasma processing): The plasma is provided by the customer, and Grifols processes that plasma into finished products for the customer: • The Group does not obtain title to the plasma or the finished product. Therefore, the revenue corresponds solely to the proce s sing service. • Revenue is recognized over time using an input method based on cost - to - cost, which faithfully reflects progress toward complet ion. • Work in process is presented as contract assets during production until delivery; measurement includes the proportionate margin based on the stage of completion. • In the event of early termination by the customer, the Group has a right to payment for capitalized amounts, supporting over - t ime revenue recognition. (iii) Transaction price and payment terms The transaction price includes fixed amounts and the best estimate of variable amounts not subject to significant reversal. Payment terms vary by country, customer, and business line; typical terms do not give rise to a significant financing component. Taxes and levies collected on behalf of third parties are excluded from revenue. (iv) Contract assets and liabilities • Contract assets: Amounts for services performed but not yet billed (e.g., toll manufacturing in progress). • Contract liabilities (deferred revenue): Advance payments and unsatisfied obligations. q) Income tax The income tax expense or tax credit for the year comprises both current tax and deferred tax. Current tax is the amount payable on the taxable income for the current year based on the applicable tax rate for each jurisdiction. It is calculated on the basis of the laws enacted or about to be enacted at the balance sheet date in the countries where subsidiaries and associates operate and generate taxable income. The Group periodically evaluates the positions taken in tax returns with respect to situations where the applicable tax regulations are subject to interpretation and considers such uncertainty in uncertain tax treatments when determining the corresponding tax gain or loss, tax bases, unused ta x credits or tax rates. Deferred taxes are recognized on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated annual accounts. It is determined using tax rates (and laws) enacted or about to be enacted at the balance sheet date that are expected to apply when the related deferred tax asset is realized or the deferred tax liability is settled. Deferred tax liabilities and assets are recognized: • Recognition of deferred tax liabilities: The Group recognizes deferred tax liabilities in all cases except those which: – arise from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination, on the date of the transaction it does not affect either the accounting result or the taxable base and on the date of the transaction do not give raise to taxable and deductible temporary differences for the same amount. – or correspond to differences related to investments in subsidiaries, associates and joint ventures over which the Group has the ability to control the timing of their reversal and it is not probable that their reversal will occur in the foreseeable future. • Recognition of deferred tax assets: The Group recognizes deferred tax assets whenever: – it is probable that there will be sufficient future tax profits to offset them or when tax legislation contemplates the possibility of future conversion of deferred tax assets into a claim payable against the Public Administration. However, assets that arise from the initial recognition of assets or liabilities Consolidated financial statements notes appendix 39 in a transaction that is not a business combination, on the date of the transaction do not affect either the accounting result or the taxable base and on the date of the transaction do not give raise to taxable and deductible temporary differences for the same amount, are not re cog nized. – they correspond to temporary differences related to investments in subsidiaries, associates and joint ventures to the extent that the temporary differences will reverse in the foreseeable future and positive future tax profits are expected to be generated to offset the di fferences. Deferred tax assets and liabilities are not recognized for temporary differences between the carrying amount and tax base of investments in foreign operations when the company is able to control the date on which the temporary differences will reverse and it is probable that the temporary differences will not reverse in the foreseeable future. Likewise, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill. Lastly, deferred tax assets are only recognized if it is probable that sufficient future taxable profit will be available against which they can be utilized. The tax effects associated with the distribution of dividends by subsidiaries are recognized only when such dividends are declared or when its distribution is planned, given that the Group’s policy is to reinvest the reserves generated by its subsidiaries in the entities themselves and, additionally, the Group has control over the timing and amount of dividend distributions. Consequently, no deferred tax liability is recognized on the undistributed profits of subsidiaries, as the Group is able to control the distribution of such profits. Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority. Current tax assets and liabilities are offset when the entity has a legally enforceable right to offset and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously. Current or deferred income tax is recognized in profit or loss, unless it arises from a transaction or economic event that has been recognized in other comprehensive income or directly in equity. In such cases, the tax is also recognized in other comprehensive income or direct ly in equity, respectively. r) Segment reporting An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, whose operating results are regularly reviewed by the Group's chief operating decision maker in order to decide on the resources to be allocated to the segment, evaluate its performance and for which discrete financial information is available. s) Environment The Group carries out operations whose main purpose is to prevent, reduce or repair damage to the environment as a result of its activities. Items of property, plant and equipment acquired for the purpose of being used on a lasting basis in its activity and whose main purpose is the minimization of environmental impact and the protection and improvement of the environment, including the reduction or elimination of future pollution from the Group's operations, are recognized as assets through the application of measurement, presentation and disclosure criteria consistent wit h those mentioned in note 4(e ). t) Transactions between Group companies Transactions between Group companies, except those related to mergers, spin - offs and non - cash business contributions, are recognised at the fair value of the consideration given or received. The difference between this value and the amount agreed is recognised in line with the underlying economic substance of the transaction. In non - monetary contributions to Group companies, the contributor will value its interests at the carrying amount of the equity investments, in the consolidated financial statements at the date the transaction occurred. Any difference between the value assigned to the interest received by the contributor and the carrying amount of the investments contributed will be recognised in reserves. Consolidated financial statements notes appendix 40

(5) Segment Reporting In accordance with IFRS 8 “Operating Segments”, financial information for operating segments is reported as follows for at 31 December 202 5 , 2024 y 2023: Millions of Euros 2025 Reference Biopharma Diagnostic Bio Supplies Others Not Assignable Consolidated Result Revenue from external customers (1) 6,487 640 154 243 — 7,524 Material non - cash expenses (2) (99) 3 (1) 2 8 (87) Results of equity - accounted entities with activities similar to the Group (2) Note 10 (8) — — — — (8) Other operating revenue and expenses (2) (4,634) (484) (104) (271) (243) (5,736) EBITDA (1) 1,746 159 49 (26) (235) 1,693 Amortization (2) Note 24(a) (345) (63) (9) (16) (17) (450) Operating result (1) 1,401 96 40 (42) (252) 1,243 Finance income 69 69 Finance costs (697) (697) Financial result (1) Note 25 (628) (628) Share of profit / (loss) of associates accounted for using the equity method — — Income tax expense (1) Note 28 (115) (115) Consolidated net profit (1) 1,401 96 40 (42) (995) 500 (1) Key metrics reviewed by the CODM (2) Other material items Consolidated financial statements notes appendix 41

Millions of Euros 2025 Referencia Biopharma Diagnostic Bio Supplies Others Not Assignable Consolidated Result Segment assets 13,411 3,389 283 855 303 18,241 Equity - accounted investments Note 10 97 — — — — 97 Unallocated assets — — — — 1,374 1,374 Total assets 13,508 3,389 283 855 1,677 19,712 Segment liabilities 2,175 515 43 576 236 3,544 Unallocated liabilities — — — — 8,564 8,564 Total liabilities 2,175 515 43 576 8,800 12,109 Consolidated financial statements notes appendix 42

Millions of Euros 2024 Reference Biopharma Diagnostic Bio Supplies Others Not Assignable Consolidated Result Revenue from external customers (1) 6,143 645 216 208 — 7,212 Material non - cash expenses (2) (5) 5 — (8) (4) (12) Results of equity - accounted entities with activities similar to the Group (2) Note 10 (10) — — 47 — 37 Other operating revenue and expenses (2) (4,529) (476) (159) (193) (251) (5,609) EBITDA (1) 1,599 174 57 54 (255) 1,630 Amortization (2) Note 24(a) (328) (65) (9) (16) (19) (438) Operating result (1) 1,271 109 48 38 (274) 1,192 Finance income 66 66 Finance costs (814) (814) Financial result (1) Note 25 (748) (748) Share of profit / (loss) of associates accounted for using the equity method — — Income tax expense (1) Note 28 (231) (231) Consolidated net profit (1) 1,271 109 48 38 (1,253) 213 (1) Key metrics reviewed by the CODM (2) Other material items Consolidated financial statements notes appendix 43

Millions of Euros 2024 Biopharma Diagnostic Bio Supplies Others Not Assignable Consolidated Result Segment assets 14,233 3,755 349 890 — 19,227 Equity - accounted investments Note 10 69 — — — — 69 Unallocated assets — — — — 2,109 2,109 Total assets 14,302 3,755 349 890 2,109 21,405 Segment liabilities 2,324 523 82 514 — 3,443 Unallocated liabilities — — — — 9,356 9,356 Total liabilities 2,324 523 82 514 9,356 12,799 Consolidated financial statements notes appendix 44

Millions of Euros 2023 Reference Biopharma Diagnostic Bio Supplies Others Not Assignable Intersegments Consolidated Result Revenue from external customers (1) 5,558 670 160 204 — — 6,592 Material non - cash expenses (2) 30 7 — (1) 1 — 37 Results of equity - accounted entities with activities similar to the Group (2) Note 10 2 — — 62 — — 64 Other operating revenue and expenses (2) (4,370) (500) (107) (241) (253) 7 (5,464) EBITDA (1) 1,220 177 53 24 (252) 7 1,229 Amortization (2) Note 24(a) (334) (66) (9) (16) (22) — (447) Operating result (1) 886 111 44 8 (274) 7 782 Finance income 64 — 64 Finance costs (639) — (639) Financial result (1) Note 25 (575) — (575) Share of profit / (loss) of associates accounted for using the equity method (1) — (1) Income tax expense (1) Note 28 (43) — (43) Consolidated net profit (1) 886 111 44 8 (893) 7 163 (1) Key metrics reviewed by the CODM (2) Other material items Consolidated financial statements notes appendix 45

Millions of Euros 2023 Biopharma Diagnostic Bio Supplies Others Not Assignable Intersegments Consolidated Result Segment assets 13,420 3,529 380 1,841 — — 19,170 Equity - accounted investments Note 10 58 — — 364 — — 422 Unallocated assets — — — — 1,401 — 1,401 Total assets 13,478 3,529 380 2,205 1,401 — 20,993 Segment liabilities 2,460 467 80 98 — — 3,105 Unallocated liabilities — — — — 10,374 — 10,374 Total liabilities 2,460 467 80 98 10,374 — 13,479 Consolidated financial statements notes appendix 46

GRIFOLS | Consolidated financial statements | notes | appendix

The definition of business segments is based on the different activities carried out by the Group and their economic relevance, as well as on the organizational structure used for the management of the businesses and the manner in which Management analyzes the main operating and financial metrics for the purposes of resource allocation and performance assessment of the Group.

Segment assets, liabilities, income and expenses include items directly attributable to each segment, as well as those that can be reasonably allocated. The main unallocated items correspond, in balance sheet, to equity, cash and cash equivalents and bank borrowings, and in the statement of profit or loss, to financial result and income tax expense.

The "Not assignable expenses" caption mainly comprises the following items:

- Corporate services: include, among others, the costs associated with general management, the finance area, the legal area (including legal expenses and legal advisory services), and the Human Resources and Information Technology departments related to corporate support functions.
- Group financial result: arising from the centralized management of financing.
- Taxes: since there are two consolidated tax groups —Spain and the United States— in which most of the companies belonging to the Grifols Group are included, the tax burden is presented on a centralized basis.

As of December 31, 2025 and 2024, inter-segment transactions are not significant; consequently, the Group has eliminated sales with related parties within each segment. As of December 31, 2023, inter-segment transactions amounted to 7 million euros.

In accordance with the Group's corporate governance structure and its internal management and reporting model, the Chief Executive Officer (CEO) acts as the Chief Operating Decision Maker (CODM). The CEO receives operating and financial information on a monthly basis, structured by business segments, including forecasts, results for the period and key performance indicators, such as revenue and EBITDA or operating profit by segment. Such segment information constitutes the primary basis used by the CODM to assess the performance of the different segments and to make decisions regarding resource allocation and the definition of strategic priorities.

a) Operating segments

The operating segments are as follows:

- Biopharma: concentrates all activities related to products derived from human plasma for therapeutic use.
- Diagnostic: including the marketing of diagnostic testing equipment, reagents and other equipment, manufactured by Group or other companies.
- Bio Supplies: includes transactions related to biological products for non-therapeutic use and plasma sale to third parties.
- Others: includes the provision of manufacturing services to third parties and research activities. It also includes pharmaceutical products manufactured by the Group and intended for hospital pharmacies, as well as the marketing of products that complement the Group's own products.

Details of sales by groups of products for 2025, 2024 and 2023 are as follows:

Millions of Euros	2025	2024	2023
Biopharma			
Haemoderivatives	6,487	6,143	5,558
Diagnostic			
Transfusional medicine	623	625	648
Other diagnostic	17	20	22
Bio supplies	154	216	160
Others	243	208	204
Total	**7,524**	**7,212**	**6,592**

The Group has concluded that hemoderivative products are sufficiently alike to be considered as a whole for the following reasons:

- All these products are human plasma derivatives and are manufactured in a similar way.
- The customers and methods used to distribute these products are similar.
- All these products are subject to the same regulations regarding production and the same regulatory environment.

At 31 December 2025, 95,3% of the income from the sale of goods and services has been recognized at a certain point-in-time (94,9% in 2024 and 98.0% in 2023).

47

GRIFOLS | Consolidated financial statements | notes | appendix

b) Geographical information

Geographical information is grouped into four areas:

- United States of America and Canada
- Spain
- Rest of the European Union
- Rest of the world

The definition of these four segments is mainly due to the geographical level that Group management sets to manage its revenue as they respond to specific economic scenarios. The main framework of the Group is consistent with this geographical segment grouping, including the monitoring of its commercial operations and its information systems.

The financial information reported as follows for geographical areas is based on sales to third parties in these markets as well as the asset location.

Millions of Euros					**2025**
	Spain	**Rest of European Union**	**USA and Canada**	**Rest of the world**	**Total**
Revenues	418	1,196	4,253	1,657	**7,524**
Other information:					
Assets by geographical area	1,639	6,943	10,673	457	**19,712**
Additions for the year of property, plant & equipment, intangible assets and rights of use	90	159	319	20	**588**

Millions of Euros					**2024**
	Spain	**Rest of European Union**	**USA and Canada**	**Rest of the world**	**Total**
Revenues	423	1,076	4,087	1,626	**7,212**
Other information:					
Assets by geographical area	1,635	7,584	11,790	396	**21,405**
Additions for the year of property, plant & equipment, intangible assets and rights of use	57	156	256	10	**479**

Millions of Euros					**2023**
	Spain	**Rest of European Union**	**USA and Canada**	**Rest of the world**	**Total**
Revenues	363	893	3,899	1,437	**6,592**
Other information:					
Assets by geographical area	1,191	7,055	10,968	1,779	**20,993**
Additions for the year of property, plant & equipment, intangible assets and rights of use	53	171	214	12	**450**

c) Main customers

In 2025 and 2024 there is no customer that represents more than 10% of the Group's gross revenue. In 2023, a customer in the Biopharma segment represents approximately the 10.37% of the Group's gross revenue.

48

GRIFOLS | Consolidated financial statements | notes | appendix

(6) Goodwill

Details of and movement in this caption of the consolidated balance sheet at 31 December 2025 are as follows:

Millions of Euros	Segment	Balance at 31/12/2024	Business Combination	Impairment	Translation differences	Balance at 31/12/2025
Net value						
Grifols UK, Ltd. (UK)	Biopharma	8	—	—	—	8
Grifols Italia.S.p.A. (Italy)	Biopharma	6	—	—	—	6
Biomat USA, Inc. (USA)	Biopharma	912	—	—	(106)	806
Grifols Australia Pty Ltd. (Australia) / Medion Diagnostics AG (Switzerland)	Diagnostic	10	—	—	—	10
Grifols Therapeutics, Inc. (USA)	Biopharma	2,139	—	—	(248)	1,891
Progenika Biopharma, S.A. (Spain)	Diagnostic	41	—	—	—	41
Grifols Diagnostic (Novartis & Hologic) (USA, Spain and Hong Kong)	Diagnostic	2,795	—	—	(321)	2,474
Kiro Grifols, S.L. (Spain)	Others	15	—	—	—	15
Haema, GmbH. (Germany)	Biopharma	190	—	—	—	190
BPC Plasma, Inc. (USA)	Biopharma	165	—	—	(19)	146
Plasmavita Healthcare GmbH (Germany)	Biopharma	10	—	—	—	10
Alkahest, Inc (USA)	Others	85	—	(10)	(10)	65
Grifols Canada Therapeutics, Inc (Canada)	Biopharma	150	—	—	(11)	139
GigaGen, Inc (USA)	Others	123	—	—	(14)	109
Haema Plasma Kft. (Hungary)	Biopharma	13	—	—	1	14
Grifols Canada Plasma II. (formerly Grifols Canada Plasma Inc.) (Canada)	Biopharma	10	—	—	(1)	9
Grifols Biotest Holdings GmbH / Biotest AG (Germany)	Biopharma	304	—	—	—	304
Grifols Bio Supplies Inc (USA)	Bio Supplies	184	—	—	(21)	163
Biomat Holdings LLC (USA)	Biopharma	243	244	—	(54)	433
		7,403	**244**	**(10)**	**(804)**	**6,833**
			(See Note 3)			

49

GRIFOLS | Consolidated financial statements | notes | appendix

Details of and movement in this caption of the consolidated balance sheet at 31 December 2024 were as follows:

Millions of Euros	Segment	Balance at 31/12/2023	Business Combination	Disposals	Impairment	Translation differences	Balance at 31/12/2024
Net value							
Grifols UK, Ltd. (UK)	Biopharma	8	—	—	—	—	8
Grifols Italia.S.p.A. (Italy)	Biopharma	6	—	—	—	—	6
Biomat USA, Inc. (USA)	Biopharma	869	—	(11)	—	54	912
Grifols Australia Pty Ltd. (Australia) / Medion Diagnostics AG (Switzerland)	Diagnostic	10	—	—	—	—	10
Grifols Therapeutics, Inc. (USA)	Biopharma	2,011	—	—	—	128	2,139
Progenika Biopharma, S.A. (Spain)	Diagnostic	41	—	—	—	—	41
Grifols Diagnostic (Novartis & Hologic) (USA, Spain and Hong Kong)	Diagnostic	2,629	—	—	—	166	2,795
Kiro Grifols, S.L. (Spain)	Others	24	—	—	(9)	—	15
Haema, GmbH. (Germany)	Biopharma	190	—	—	—	—	190
BPC Plasma, Inc. (USA)	Biopharma	155	—	—	—	10	165
Plasmavita Healthcare GmbH (Germany)	Biopharma	10	—	—	—	—	10
Alkahest, Inc (USA)	Others	80	—	—	—	5	85
Grifols Canada Therapeutics, Inc (Canada)	Biopharma	153	—	—	—	(3)	150
GigaGen, Inc (USA)	Others	115	—	—	—	7	122
Haema Plasma Kft. (Hungary)	Biopharma	14	—	—	—	(1)	13
Grifols Canada Plasma II. (formerly Grifols Canada Plasma Inc.) (Canada)	Biopharma	11	—	—	—	—	11
Grifols Biotest Holdings GmbH / Biotest AG (Germany)	Biopharma	304	—	—	—	—	304
Grifols Bio Supplies Inc (USA)	Bio Supplies	173	—	—	—	11	184
Biomat Holdings LLC (EEUU)	Biopharma	—	233	—	—	10	243
		6,803	**233**	**(11)**	**(9)**	**387**	**7,403**
			(see Note 3)				

Impairment testing:

i) CGUs structure

CGUs correspond to the reporting segments except for the Others segment which corresponds to Kiro Grifols, Alkahest and GigaGen as separated CGUs.

As a result of the acquisition of Talecris in 2011, and for impairment testing purposes, the Group combines the CGUs allocated to the Biopharma segment, grouping them together at segment level, because substantial synergies were expected to arise on the acquisition of Talecris, and due to the vertical integration of the business and the lack of an independent organized market for the products. Because the synergies benefit the Biopharma segment globally they cannot be allocated to individual CGUs. The Biopharma segment represents the lowest level to which goodwill is allocated and is subject to control by Group management for internal control purposes.

As a result of the acquisition of Novartis' Diagnostic business unit in 2014, the Group decided to combine Araclon, Progenika, Australia and Hologic's share of NAT donor screening unit acquisition into a single CGU for the Diagnostic business as the acquisition is supporting not only the vertically integration business but also cross-selling opportunities. In addition, for management purposes, the Group's management is focused on the business more than geographical areas or individual companies.

In addition, due to the acquisition of the remaining 51% stake in Access Biologicals LLC in the year 2022, a new CGU for the Bio Supplies business was identified.

50

GRIFOLS | Consolidated financial statements | notes | appendix

The CGUs established by Grifols management are:

- Biopharma
- Diagnostic
- Bio Supplies
- Kiro Grifols
- GigaGen
- Alkahest

Alkahest's goodwill was generated as a counterpart to the deferred tax liability corresponding to the intangible assets recognized as a result of the allocation of the excess purchase price over the acquired net assets.

ii) Impairment

The recoverable amount of the Biopharma CGU, Bio Supplies and Kiro Grifols CGU has been determined based on its value in use, calculated as the present value of the five-year future cash flows, approved by management, discounted at a discount rate considering the related inherent risk.

The recoverable amount of the Diagnostic CGU has been calculated based on its fair value less costs to sell calculated as the present value of future cash flows approved by Management discounted at a discount rate considering the inherent risk (Level 3 in the fair value hierarchy). Due to the reorganization to boost the business units, a long- term strategic plan was approved in order to transform the Diagnostic business unit by investments which will lead to a beyond five-year growth. This transformation includes the expansion of the division into the adjacent Clinical Diagnostics market, as well as the launch of certain initiatives primarily focused on technological development to ensure leadership in the transfusion medicine market segment. However, the materialization of these assumptions depends on future events which, by their very nature, are subject to risks and uncertainties, including, among other factors, market conditions, competitive dynamics, the level of acceptance of new products, and the effective execution of the planned initiatives. Although there is inherent uncertainty in this type of projections, the execution of the strategic plan and its milestones are progressing as expected, without any significant deviations. Consequently, management has estimated future cash flows for the period 2026 – 2034.

For the calculation of the recoverable amount, management has considered:

- Gross margin based on historical performance and actual situation
- Development prospects in the international market
- Current investment
- Investments which will imply a significant growth of the production capacity for those cases whose fair value has been considered

Cash flows estimated as of the year in which stable growth in the CGU has been reached are extrapolated using the estimated growth rates indicated below. Perpetual growth rates are consistent with the forecasts included in industry reports.

The proportion of the recoverable amount corresponding to the discounted cash flows during the projection period, as well as to the terminal value, is shown below:

	Biopharma	Bio Supplies	Kiro Grifols	Diagnostic
Explicit Cash Flows	25 %	25 %	19 %	32 %
Terminal Value	75 %	75 %	81 %	68 %
Recoverable Amount	100 %	100 %	100 %	100 %

The recoverable amount of the GigaGen CGU has been determined based on the fair value less costs to sell, calculated as the present value of the future cash flows mainly of a research and development project that have been approved by management, adjusted by the probability of success and discounted at a discount rate that includes their inherent risk (Level 3 in the fair value hierarchy). Cash flows have been estimated taking into consideration a useful life of 20 years from the product launch.

The recoverable amount of Alkahest CGU has been determined based on the fair value less costs to sell, calculated as the present value of the future cash flows mainly of three research and development project that have been approved by management (see caption iv of this note), adjusted by the probability of success and discounted at a discount rate that includes their inherent risk (Level 3 in the fair value hierarchy). Cash flows have been estimated taking into consideration a useful life of 20 years from the product launch.

51

GRIFOLS | Consolidated financial statements | notes | appendix

iii) Key assumptions

The key assumptions used in calculating impairment testing of the CGUs for 2025 have been as follows:

	Perpetual Growth rate	Pre-tax discount rate
Biopharma	2.0%	11.2%
Diagnostic	2.0%	11.2%
Bio Supplies	1.9%	10.3%
Kiro Grifols	1.6%	11.8%
GigaGen	N/A	17.9%
Alkahest	N/A	25,9% - 39,8%

Additionally, the following key assumptions have been used for the GigaGen and Alkahest CGU impairment testing in 2025:

	Success rate
GigaGen	20.0 %
Alkahest	12.0 %

Likewise, for the impairment test of the Diagnostic CGU in 2025, the sales of Molecular Donor Screening (MDS), Blood Typing Solution (BTS) and those of the Clinical Diagnostic (CDx) have been considered as key assumptions based on the information regarding sales and EBITDA of the CGU detailed below:

	CAGR sales 2025-2030	CAGR sales 2030-2034	CAGR EBITDA 2025-2030	CAGR EBITDA 2030-2034
Diagnostic	5 %	10 %	15 %	16 %

The discount rate used reflects specific risks relating to the CGUs and the countries in which they operate. The main assumptions used for determining the discount rate are as follows:

- Risk free rate: normalized government bonds at 20 years.
- Market risk premium: premium based on market research.
- Unlevered beta: average market beta.
- Debt to equity ratio: average market ratio.

The key assumptions used in calculating impairment testing of the CGUs for 2024 were as follows:

	Perpetual Growth rate	Pre-tax discount rate
Biopharma	2.1%	11.4%
Diagnostic	2.0%	10.6%
Bio Supplies	1.9%	10.6%
Kiro Grifols	1.6%	11.6%
GigaGen	NA	17.9%
Alkahest	NA	25,9% - 39,8%

Additionally, the following key assumptions were used for the GigaGen and Alkahest CGU impairment testing in 2024:

	Sink rate	Success rate
GigaGen	5.0%	20.0%
Alkahest	NA	12,0% - 17,0%

52

GRIFOLS | Consolidated financial statements | notes | appendix

In 2025, the sink rate is no longer considered a key assumption in the impairment test for GigaGen, as its effect on the recoverable amount is not significant. This is because the sink rate assumption applies only in later periods of the projection horizon, after a substantial portion of the investment has already been recovered through earlier projected cash flows.

Likewise, for the impairment test of the Diagnostic CGU in 2024, the sales of Molecular Donor Screening (MDS), Blood Typing Solution (BTS) and those of the Clinical Diagnostic (CDx) were considered as key assumptions based on the information regarding sales and EBITDA of the CGU detailed below:

	CAGR sales 2024-2029	CAGR sales 2029-2034	CAGR EBITDA 2024-2029	CAGR EBITDA 2029-2034
Diagnostic	5 %	9 %	10 %	15 %

iv) Impairment loss

In 2025, an impairment loss on the goodwill of the Alkahest CGU was recognized for an amount of Euros 10 million as a result of a change in the strategic priorities approved by management (Note 7).

v) Sensitivities analyses

In 2025, and according to the current economic context, the reasonably possible changes considered for the CGUs impairment testing are a variation in the discount rate, as well as in the estimated perpetual growth rate, with independent movements of each other, as follows:

	Perpetual Growth rate	Pre-tax discount rate
Biopharma	+/- 50 bps	+/- 50 bps
Diagnostic	+/- 50 bps	+/- 100 bps
Bio Supplies	+/- 50 bps	+/- 50 bps
Kiro Grifols	+/- 50 bps	+/- 50 bps
GigaGen	N/A	+/- 200 bps
Alkahest	N/A	+/- 200 bps

Additionally, for the impairment test of the Diagnostic CGU for the year 2025, the following sensitivity scenarios to variations in sales of the MDS, BTS and CDx business lines have also been considered:

- MDS sales sensitivity scenario: a lower sales projection than initially projected has been estimated by approximately 10% on average each year.
- BTS sales sensitivity scenario: a lower sales projection than initially projected has been estimated by approximately 14% on average each year.
- CDx sales sensitivity scenario: a projection has been estimated so that CDx sales from 2031 onwards represent on average approximately 80% of the initially estimated sales.
- Aggregate sensitivity scenario to MDS, BTS and CDx sales: a scenario has been estimated as a result of the previous sensitivity scenarios.

The reasonably possible changes in key assumptions considered by management in the calculation of the recoverable amount of the Biopharma and Bio Supplies CGU's would not cause the carrying amount to exceed its recoverable amount.

The reasonably possible changes in key assumptions considered by management in the calculation of the different CGU recoverable amount that would cause the carrying amount to exceed its recoverable amount are as follows:

	% Potential Impairment over Asset Value
Discount rate sensitivity Kiro +50bps	-4%
Perpetual growth rate sensitivity Kiro -50bps	-2%
Discount rate sensitivity GigaGen +200 bps	-13%
Aggregate sensitivity scenario to MDS, BTS and CDx sales	-11%
Discount rate sensitivity Alkahest +200bps	-11%

53

GRIFOLS | Consolidated financial statements | notes | appendix

Detail of the assets by segment value is shown in Note 5.

Since reasonably possible changes in certain key assumptions used by management in determining the recoverable amount for Kiro Grifols, Gigagen, Diagnostic and Alkahest CGUs would result in the carrying amount exceeding the respective recoverable amount, the following information is provided:

	Kiro Grifols
Amount by which the recoverable amount exceeds the carrying amount	2.0%
Pre-tax discount rate	11.8%
Perpetual growth rate	1.6%
Pre-tax discount rate at which the recoverable equals the carrying amount	12.0%
Perpetual growth rate at which the recoverable equals the carrying amount	1.4%

	GigaGen
Amount by which the recoverable amount exceeds the carrying amount	12.0%
Pre-tax discount rate	17.9%
Pre-tax discount rate at which the recoverable equals the carrying amount	18.8%

	Diagnostic
Amount by which the recoverable amount exceeds the carrying amount	14.0%
Sales and EBITDA CAGR (2025-2034)	7,7% / 15,3%
Sales and EBITDA CAGR (2025-2034) at which the recoverable amount equals the carrying amount	6,6% / 13,5%

	Alkahest
Amount by which the recoverable amount exceeds the carrying amount	15.0%
Pre-tax discount rate	26% - 40%
Pre-tax discount rate at which the recoverable equals the carrying amount	27% - 41%

In 2024, the reasonably possible changes considered for the CGUs impairment testing were a variation in the discount rate, as well as in the estimated perpetual growth rate, with independent movements of each other, as follows:

	Perpetual Growth rate	Pre-tax discount rate
Biopharma	+/- 50 bps	+/- 50 bps
Diagnostic	+/- 50 bps	+/- 100 bps
Bio Supplies	+/- 50 bps	+/- 50 bps
Kiro Grifols	+/- 50 bps	+/- 50 bps
GigaGen	N/A	+/- 200 bps
Alkahest	N/A	+/- 200 bps

Additionally, for the impairment test of the Diagnostic CGU for the year 2024, the following sensitivity scenarios to variations in sales of the MDS, BTS and CDx business lines were also considered:

- MDS sales sensitivity scenario: a lower sales projection than initially projected was estimated by approximately 11% on average each year.
- BTS sales sensitivity scenario: a lower sales projection than initially projected was estimated by approximately 15% on average each year.
- CDx sales sensitivity scenario: a projection was estimated so that CDx sales from 2031 onwards represent on average approximately 80% of the initially estimated sales.
- Aggregate sensitivity scenario to MDS, BTS and CDx sales: a scenario was estimated as a result of the previous sensitivity scenarios,.

54

In addition, the following reasonably possible change for the year 2024 was considered for the GigaGen CGU impairment testing : Sink rate GigaGen +/ - 100 bps In 2024, the reasonably possible changes in key assumptions considered by management in the calculation of the different CGU recoverable amount that would have caused the carrying amount to exceed its recoverable amount were as follows: % Potential Impairment over Asset Value Discount rate sensitivity Kiro +50bps - 5% Perpetual growth rate sensitivity Kiro - 50bps - 4% Discount rate sensitivity GigaGen +200 bps - 7% Aggregate sensitivity scenario to MDS, BTS and CDx sales - 10% Discount rate sensitivity Alkahest +200bps - 17% In 2024, since reasonably possible changes in certain key assumptions used by management in determining the recoverable amount for Kiro Grifols, Gigagen, Diagnostic and Alkahest CGUs would have resulted in the carrying amount exceeding the respective recoverable amount, the foll owi ng information is provided: Kiro Grifols Amount by which the recoverable amount exceeds the carrying amount — % Pre - tax discount rate 11.6% Perpetual growth rate 1.6% Pre - tax discount rate at which the recoverable equals the carrying amount 11.6% Perpetual growth rate at which the recoverable equals the carrying amount 1.6% GigaGen Amount by which the recoverable amount exceeds the carrying amount 18.2% Pre - tax discount rate 17.9% Pre - tax discount rate at which the recoverable equals the carrying amount 19.3% Diagnostic Amount by which the recoverable amount exceeds the carrying amount 15.8% Sales and EBITDA CAGR (2024 - 2034) 7,2% / 12,8% Sales and EBITDA CAGR (2024 - 2034) at which the recoverable amount equals the carrying amount 6,0% / 10,7% Alkahest Amount by which the recoverable amount exceeds the carrying amount 9.3% Pre - tax discount rate 26% - 40% Pre - tax discount rate at which the recoverable equals the carrying amount 27% - 41% Consolidated financial statements notes appendix 55

GRIFOLS | Consolidated financial statements | notes | appendix

(7) Other Intangible Assets

Changes in Other Intangible Assets for the year ended 31 December 2025 and 2024

Millions of euros	Development costs	Concessions, patents, licenses brands & similar	Computer software	Currently marketed products	Other intangible assets	Impairment of other intangible assets	Total
Cost							
Balance at 31/12/2023	**1,853**	**285**	**360**	**1,389**	**117**	**(1)**	**4,003**
Additions	102	1	26	—	10	(10)	129
Transfers	—	2	5	—	(2)	(2)	3
Disposals	(2)	(1)	(2)	—	(3)	—	(8)
Translation differences	50	16	12	74	5	—	157
Total Cost at 31/12/2024	**2,003**	**303**	**401**	**1,463**	**127**	**(13)**	**4,284**
Acc. Amortization							
Balance at 31/12/2023	**(229)**	**(92)**	**(251)**	**(499)**	**(100)**	**—**	**(1,171)**
Additions	(33)	(16)	(34)	(49)	(1)	—	(133)
Transfers	—	—	—	—	—	—	—
Disposals	2	1	—	—	—	—	3
Translation differences	(7)	(5)	(9)	(31)	(5)	—	(57)
Total Acc Amort at 31/12/2024	**(267)**	**(112)**	**(294)**	**(579)**	**(106)**	**—**	**(1,358)**
Carrying amount							
Total at 31/12/2024	**1,736**	**191**	**107**	**884**	**21**	**(13)**	**2,926**
Cost							
Balance at 31/12/2024	**2,003**	**303**	**401**	**1,463**	**127**	**(13)**	**4,284**
Additions	107	1	45	—	5	(35)	123
Transfers	—	1	4	—	(1)	—	4
Disposals	—	(2)	(15)	—	—	—	(17)
Translation differences	(103)	(31)	(26)	(143)	(11)	1	(313)
Total Cost at 31/12/2025	**2,007**	**272**	**409**	**1,320**	**120**	**(47)**	**4,081**
Acc. Amortization							
Balance at 31/12/2024	**(267)**	**(112)**	**(294)**	**(579)**	**(106)**	**—**	**(1,358)**
Additions	(35)	(13)	(31)	(49)	—	—	(128)
Transfers	—	—	—	—	—	—	—
Disposals	—	2	12	—	—	—	14
Translation differences	16	10	19	64	10	—	119
Total Acc Amort at 31/12/2025	**(286)**	**(113)**	**(294)**	**(564)**	**(96)**	**—**	**(1,353)**
Carrying amount							
Total at 31/12/2025	**1,721**	**159**	**115**	**756**	**24**	**(47)**	**2,728**

56

GRIFOLS | Consolidated financial statements | notes | appendix

Intangible assets acquired from Talecris mainly include currently marketed products. Identifiable intangible assets correspond to Gamunex and have been recognized at fair value at the acquisition date of Talecris and classified as currently marketed products. Intangible assets recognized comprise the rights on the Gamunex product, its commercialization and distribution license, trademark, as well as relations with hospitals. Each of these components is closely linked and fully complementary, are subject to similar risks and have a similar regulatory approval process.

The intangible assets acquired from Biotest AG mainly include the acquired product portfolio. The identifiable intangible assets correspond to the plasma therapies segment and have been recorded at fair value at the date of acquisition of Biotest and classified as an acquired product portfolio.

The intangible assets acquired from Access Biologicals LLC mainly include customer relationships. This asset has been recorded at fair value at the date of acquisition of Access Biologicals LLC and classified as acquired customer relationships.

The estimated useful life of the currently marketed products acquired from Talecris is considered limited, has been estimated at 30 years on the basis of the expected life cycle of the product (Gamunex) and is amortized on a straightline basis.

At 31 December 2025, the residual useful life of currently marketed products is 15 years and 5 months (16 years and 5 months at 31 December 2024).

The estimated useful life of the product portfolio acquired from Biotest AG is considered limited and has been estimated at 30 years, based on the expected life cycle of the products. The amortization method is linear.

At 31 December 2025, the residual useful life of product portfolio acquired from Biotest AG is 26 years and 4 months (27 years and 4 months at 31 December 2024).

The estimated useful life of the customer relationships acquired from Access Biologicals LLC is considered limited and has been estimated at 14 years, based on the rate of decline of the same. The amortization method is linear.

At 31 December 2025, the residual useful life of the customer relationships acquired from Access Biologicals LLC is 10 years and 6 months (11 years and 6 months at 31 December 2024).

a) Internally-developed intangible assets

At 31 December 2025 the Group has recognized Euros 118 million as self – constructed intangible assets (Euros 107 million at 31 December 2024) in the consolidated profit and loss account.

b) Purchase commitments

At 31 December 2025 the Group has intangible purchase commitments for Euros 41 million euros.

c) Intangible assets in progress

At 31 December 2025, the Group has an amount of Euros 1,494 million as development costs in progress (Euros 1,472 million at 31 December 2024). This amount includes an amount of Euros 267 million as of 31 December 2025 (Euros 302 million as of 31 December 2024) corresponding to the ongoing research and development projects for products for neurodegenerative disorders and neuromuscular diseases acquired from Alkahest. Likewise, there is also an amount of Euros 895 million as of 31 December 2025 (Euros 879 million as of 31 December 2024) corresponding to the ongoing research and development projects in plasma therapies acquired from Biotest AG (Fibrinogen and Trimodulin).

d) Results on disposal of intangible assets

The total losses on disposals and sale of intangible assets amounts to Euros 1 million in 2025 (no impact in 2024).

e) Impairment testing

Indefinite-lived intangible assets have been allocated to the corresponding cash-generating unit (CGU). These assets have been tested for impairment together with goodwill (see note 6).

57

GRIFOLS | Consolidated financial statements | notes | appendix

Impairment testing has been analyzed for each of the intangible assets in progress by calculating its recoverable amount based on their fair value based on the discount of free cash flows adjusted by the probability of success according to the clinical phase of the project.

In 2025, the Group recognized an impairment loss of Euros 35 million related to the full carrying amount of an ongoing research and development (R&D) project for a product targeting ophthalmologic disorders originally acquired from Alkahest, as a result of a change in the strategic priorities approved by management.

(8) Leases

Details of changes in leases for the year ended 31 December 2025 and 2024 are as follows.

Millions of Euros	Land and Buildings	Machinery	Computer equipment	Vehicles	Total
Cost					
Balance at 31/12/2023	**1,216**	**8**	**4**	**22**	**1,250**
Additions	72	1	1	6	**80**
Disposals	1	—	—	—	**1**
Transfers	(21)	—	(1)	(3)	**(25)**
Translation differences	57	—	—	—	**57**
Balance at 31/12/2024	**1,325**	**9**	**4**	**25**	**1,363**
Acc. Amortization					
Balance at 31/12/2023	**(283)**	**(4)**	**(3)**	**(15)**	**(305)**
Additions	(75)	(2)	(1)	(5)	**(83)**
Disposals	(1)	—	—	—	**(1)**
Transfers	5	—	1	2	**8**
Translation differences	(14)	—	—	—	**(14)**
Balance at 31/12/2024	**(368)**	**(6)**	**(3)**	**(18)**	**(395)**
Carrying amount					
Balance at 31/12/2024	**957**	**3**	**1**	**7**	**968**
Cost					
Balance at 31/12/2024	**1,325**	**9**	**4**	**25**	**1,363**
Additions	129	2	3	9	**143**
Disposals	(9)	—	—	—	**(9)**
Transfers	(19)	(3)	(3)	(16)	**(41)**
Translation differences	(124)	(1)	—	(1)	**(126)**
Balance at 31/12/2025	**1,302**	**7**	**4**	**17**	**1,330**
Acc. Amortization					
Balance at 31/12/2024	**(368)**	**(6)**	**(3)**	**(18)**	**(395)**
Additions	(74)	(2)	(1)	(5)	**(82)**
Disposals	9	—	—	—	**9**
Transfers	15	3	3	16	**37**
Translation differences	33	—	—	—	**33**
Balance at 31/12/2025	**(385)**	**(5)**	**(1)**	**(7)**	**(398)**
Carrying amount					
Balance at 31/12/2025	**917**	**2**	**3**	**10**	**932**

58

Details of leases in the consolidated balance sheet at 31 December 202 5 and 2024 are as follows: Right - of - use assets Millions of Euros 31/12/2025 31/12/2024 Land and buildings 917 957 Machinery 2 3 Computer equipment 3 1 Vehicles 10 7 932 968 Lease liabilities Millions of Euros Reference 31/12/2025 31/12/2024 Non - current Note 19 969 1,025 Current Note 19 113 117 1,082 1,142 The composition of lease liabilities as of 31 December 202 5 and 2024 is shown below. Undiscounted future payments classified on a maturity basis are presented together with the effect of the financial discount: Millions of Euros 31/12/2025 31/12/2024 Maturity: Within one year 113 117 In the second year 108 117 In the third to fifth years 296 319 After the fifth year 1,196 1,221 1,713 1,774 Discounting effect (631) (632) Total lease liabilities 1,082 1,142 At 31 December 202 5 , the Group has recognized an amount of Euros 143 million related to additions of right - of - use assets (Euros 80 million at 31 December 2024). At 31 December 202 5 and 2024, the amounts recognized in the consolidated statement of profit and loss related to lease agreements are: Right - of - use depreciation Millions of Euros 31/12/2025 31/12/2024 Buildings 74 75 Machinery 2 2 Computer equipment 1 1 Vehicles 5 5 82 83 Millions of Euros Reference 31/12/2025 31/12/2024 Finance lease expenses Note 25 57 51 57 51 Consolidated financial statements notes appendix 59

Millions of Euros 31/12/2025 31/12/2024 Expenses related to short - term contracts 1 1 Expenses related to low - value contracts 15 16 Other operating lease expenses 30 30 46 47 At 31 December 202 5 , the Group has paid a total of Euro s 119 million related to lease contracts (Euros 111 million at 31 December 202 4 ). The total amount recognized in the consolidated balance sheet corresponds to lease contracts in which the Group is the lessee . Consolidated financial statements notes appendix 60

(9) Property, Plant and Equipment Movement in Property, Plant and Equipment for the year ended 31 December 202 5 and 2024 and M illi o n s o f Eu ros L a nd and B u i l d ings Pl ant and ma c h i n ery F ixe d A s s e ts u n d e r c o n s t ru ct i on I m pa i rm e n t o f ot he r pr operty, p l an t and eq ui p men t Tot al Co st B alan ce a t 31 / 12 / 202 3 1,13 2 3,17 5 91 1 (7) 5,211 A dditi o n s — 6 7 19 3 (1) 259 D i s p osa l s (5) (78) — 1 (82) T ra n s f er s 5 7 26 3 (323) — (3) T ra n s l a ti o n diff ere n ce s 4 7 12 7 2 1 — 195 To t al Co st a t 31 / 12 / 202 4 1,23 1 3,55 4 80 2 (7) 5,580 Acc . A mor t i z a t ion B alan ce a t 31 / 12 / 202 3 (206) (1,758) — — (1,964) A dditi o n s (31) (191) — — (222) D i s p osa l s 1 3 2 — — 33 T ra n s f er s — — — — — T ra n s l a ti o n diff ere n ce s (10) (75) — — (85) To t al Acc A mor t a t 31 / 12 / 202 4 (246) (1,992) — — (2,238) Carr y ing amount To t al a t 31 / 12 / 202 4 98 5 1,56 2 80 2 (7) 3,342 Co st B alan ce a t 31 / 12 / 202 4 1,23 1 3,55 4 80 2 (7) 5,580 A dditi o n s — 6 0 22 7 (1) 286 D i s p osa l s (1) (50) — — (51) T ra n s f er s 7 2 15 0 (226) — (4) T ra n s l a ti o n diff ere n ce s (93) (264) (77) — (434) To t al Co st a t 31 / 12 / 202 5 1,20 9 3,45 0 72 6 (8) 5,377 Acc . A mor t i z a t ion B alan ce a t 31 / 12 / 202 4 (246) (1,992) — — (2,238) A dditi o n s (33) (207) — — (240) D i s p osa l s 1 3 8 — — 39 T ra n s f er s — — — — — T ra n s l a ti o n diff ere n ce s 2 1 16 1 — — 182 To t al Acc A mor t a t 31 / 12 / 202 5 (257) (2,000) — — (2,257) Carr y ing amount To t al a t 31 / 12 / 202 5 95 2 1,45 0 72 6 (8) 3,120 Property, plant and development under construction at 31 December 202 5 and 2024, mainly comprise investments made to extend the companies’ equipment and to increase their productive capacity. In 2025 the Group has capitalized interests for a total amount of Euros 22 million (Euros 28 million in 2024) (note 25). Consolidated financial statements notes appendix 61

GRIFOLS | Consolidated financial statements | notes | appendix

a) Insurance

Group policy is to contract sufficient insurance coverage for the risk of damage to property, plant and equipment. At 31 December 2025, the Group has a joint insurance policy covering all the Group's companies and locations.

b) Losses on disposal of property, plant and equipment

Total losses incurred on disposals of property, plant and equipment for 2025 amount to Euros 1 million (losses of Euros 3 million in 2024).

c) Self - constructed property, plant and equipment

At 31 December 2025 the Group has recognized Euros 74 million as self -constructed property, plant and equipment (Euros 63 million at 31 December 2024) in the Consolidated Statements of Profit and Loss.

d) Purchase commitments

At 31 December 2025, the Group has property, plant and equipment purchase commitments amounting to Euros 44 million.

e) Property, plant and equipment under construction

Property, plant and equipment under construction as of 31 December 2025 amount to Euros 726 million (Euros 802 million in the 2024) and mainly correspond to the investments incurred in the expansion of the facilities of the companies and their productive capacity in the United States, Canada, and Ireland (Note 29).

f) Impairment testing

As of December 31, 2025 and 2024 the Group has recognized an impairment loss amounting to Euros 1 million.

(10) Equity-Accounted Investees and Joint Business

Details of this caption in the consolidated balance sheet at 31 December 2025 and 2024 are as follows:

		Millions of Euros		Millions of Euros
	% ownership (*)	**31/12/2025**	**% ownership (*)**	**31/12/2024**
Grifols Egypt for Plasma Derivatives S.A.E.	49.00%	76	49.00%	63
BioDarou P.J.S. Co.	39.40%	2	34.30%	6
Grifols Canada Plasma, Inc.	50.10%	19	—%	—
Total equity-accounted investees		**97**		**69**

(*) This percentage also refers to the voting interest.

62

GRIFOLS | Consolidated financial statements | notes | appendix

Movement in the investments in equity-accounted investees for the year ended 31 December 2025 is as follows:

Millions of Euros	2025			
	Equity accounted investees with similar activity to that of the Group			
	Grifols Egypt for Plasma Derivatives S.A.E.	BioDarou P.J.S. Co.	Grifols Canada Plasma, Inc.	Total
Balance at 1 January	**63**	**6**	**—**	**69**
Acquisitions	20	—	19	39
Share of profit / (losses)	(4)	—	—	(4)
Share of other comprehensive income / translation differences	(3)	—	—	(3)
Collected dividends	—	—	—	—
Impairment loss	—	(4)	—	(4)
Transfers	—	—	—	—
Balance at 31 December	**76**	**2**	**19**	**97**

Movement in the investments in equity-accounted investees for the year ended 31 December 2024 is as follows:

Millions of Euros	2024						
	Equity accounted investees with similar activity to that of the Group				Rest of equity accounted investees		
	Shanghai RAAS Blood Products Co., Ltd.	Grifols Egypt for Plasma Derivatives S.A.E.	BioDarou P.J.S. Co.	Total	Mecwins, S.A.	Total	Total
Balance at 1 January	**361**	**46**	**11**	**418**	**3**	**3**	**421**
Acquisitions	—	41	—	41	—	—	41
Share of profit / (losses)	13	—	(4)	9	—	—	9
Share of other comprehensive income / translation differences	—	(24)	5	(19)	—	—	(19)
Collected dividends	(7)	—	—	(7)	—	—	(7)
Uncollected dividends	—	—	(6)	(6)	—	—	(6)
Transfers	(367)	—	—	(367)	(3)	(3)	(370)
Balance at 31 December	**—**	**63**	**6**	**69**	**—**	**—**	**69**

Additionally, as a result of the sale of SRAAS in 2024, an operating profit of Euros 34 million was generated, which was recorded under the heading 'Profit of equity accounted investees with similar activity to that of the Group' in the attached 2024 Consolidated Statements of Profit and Loss.

63

GRIFOLS Consolidated financial statements notes appendix

Movement in the investments in equity-accounted investees for the year ended 31 December 2023 s as follows:

Millions of Euros	2023							
	Equity accounted investees with similar activity to that of the Group				Rest of equity accounted investees			
	Shanghai RAAS Blood Products Co., Ltd.	Grifols Egypt for Plasma Derivatives S.A.E.	BioDarou P.J.S. Co.	Total	Albajuna Therapeutics, S.L	Mecwins, S.A.	Total	Total
Balance at 1 January	1,453	36	5	1,494	1	3	4	1,498
Acquisitions	—	20	—	20	—	—	—	20
Share of profit / (losses)	62	(1)	3	64	(1)	—	(1)	63
Share of other comprehensive income / translation differences	(57)	(9)	4	(62)	—	—	—	(62)
Collected dividends	(7)	—	—	(7)	—	—	—	(7)
Uncollected dividends	—	—	(1)	(1)	—	—	—	(1)
Transfers	(1,090)	—	—	(1,090)	—	—	—	(1,090)
Balance at 31 December	**361**	**46**	**11**	**418**	**—**	**3**	**3**	**421**

The main movements of the equity-accounted investees with similar activity to that of the Group are explained below:

Canadian Plasma Resources Corporation

On November 1, 2025, the Group acquired 50.10% of the share capital of Canadian Plasma Resources Corporation (CPR), a private Canadian company engaged in plasma collection for the manufacture of plasma-derived therapies. The transaction was executed through the subscription of new shares for an approximate amount of Canadian Dollars 27 million (Euros 19 million), including costs directly attributable to the transaction. After the transaction, the company has been renamed Grifols Canada Plasma, Inc.

Nevertheless, notwithstanding the majority shareholding acquired, the governance structure and the contractual arrangements in place restrict Grifols' ability to control Grifols Canada Plasma, Inc. In particular:

- Governance structure and direction of relevant activities: The shareholders' agreements establish that the management and direction of the relevant activities of Grifols Canada Plasma, Inc. correspond to the Sole Director, who is appointed by the block of shareholders that existed prior to the transaction. The Sole Director holds full decision-making authority over operating activities—including the approval of the business plan, the annual budget, the dividend policy, and the direction of operations—without any contractual mechanisms requiring such decisions to be submitted to Grifols for approval.

- Absence of substantive rights to appoint or remove the governing body: Grifols does not hold substantive rights enabling it to unilaterally appoint, dismiss, or replace the Sole Director, nor to directly or indirectly direct key decisions relating to the relevant activities. Its ability to intervene is limited to exceptional situations of a regulatory or severe reputational nature.

- Protective rights: Grifols holds only protective rights over certain extraordinary or structural decisions (e.g., amendments to the bylaws, changes to the corporate purpose, issuance of capital instruments, significant corporate transactions, or the creation of subsidiaries). These rights are intended to safeguard Grifols' investment and do not confer the power to direct the relevant activities of the entity.

- Absence of veto rights or alternative control mechanisms: There are no additional contractual arrangements granting Grifols the ability to veto ordinary management decisions, nor mechanisms that alter the allocation of decision-making power as defined in the governance structure.

- Joint bodies with an advisory role: The agreement provides for the existence of joint committees of a technical or quality-related nature, whose role is exclusively advisory or supervisory. These committees do not have decision-making powers or binding authority over management, and therefore do not affect the assessment of control.

- Call and put options not exercisable at the closing date (Note 29(c)): The agreement includes a call option in favor of Grifols and a put option exercisable by the pre-existing shareholders. However, neither option is exercisable as of the closing date, and therefore they do not give rise to potential voting rights to be considered in the control assessment.

64

Consequently, even though Grifols holds a majority interest in the share capital, it does not have power over the relevant activities, cannot unilaterally direct the financial and operating policies, and does not control the governing bodies. Therefore, the investment in Grifols Canada Plasma, Inc. is accounted for using the equity method, as Grifols has the ability to exercise significant influence over decisions relating to financial and operatin g p olicies. As part of the acquisition agreement of Grifols Canada Plasma, Inc., the Group, through GWWO, has granted a loan intended to finance operating needs and facilitate the transition until full acquisition. The initial amount of the loan was Canadian Dollar 2 million, disbursed in the first phase of the agreement in November 2025. This loan is designed to increase progressively based on Grifols Canada Plasma, Inc. operating activity. The mechanism provides for additional drawdowns calculated monthly according to the volume of plasma collected. At year - end, the outstanding balance amounts to Canadian Dollar 3 million (Euros 2 million). Grifols Egypt for Plasma Derivatives (S.A.E.) On 29 July 2021, a cooperation agreement was signed with the Egyptian company National Service Projects Organization (“NSPO”) to incorporate a new entity in Egypt. The aim of this alliance is to help build a platform to bring self - sufficiency in plasma - derived medicines in the country through the construction and operation of 20 plasma collection centers, a fractionation plant, and a protein purification and dosing plant. Grifols and NSPO hold 49% and 51% respectively in the new entity. The agreement includes a call option and a put option for both shareholders which allows them to acquire or sell their entire stake to the counterparty ( Note 29(c ) ). The Group made a first contribution of US Dollars 37 million (equivalent to Euros 30 million at the date of integration), and in exchange received Grifols Egypt for Plasma Derivatives (S.A.E.) shares representing 49% of its share capital, which would initially amount to US Dollars 300 million. The Company undertook to make the contributions for the outstanding amount corresponding to its interest as the capital requirements were approved. As a result, the Group made a further capital contribution of US Dollars 22 million during 2025 (US Dollars 44 million in 2024 and US Dollars 22 million in both 2023 and 2022, respectively), equivalent to 49% of the total capital capital increase made. Thus, the total contributions made by the Group amount to US Dollars 147 million as of December 31, 2025, equivalent to 49% of its share capital, which total amounts is US Dollar 300 million. Under the planned investment program, the company has committed to additionally contribute US Dollar 44 million in 2026, US Dollar 39 million in 2027, and US Dollar 15 million in 2028 Shanghai RAAS Blood Products Co. Ltd. As a result of the sale in 2024 of the 20% equity interest in Shanghai RAAS (SRAAS), which had previously been reclassified a s a non - current asset held for sale in 2023 in accordance with IFRS 5, the Group recognized net proceeds associated with the transaction amounting to Euros 1,564 million, after settling the corresponding taxes in China . The transaction was accompanied by the arrangement of a EUR/RMB foreign exchange forward contract, which was not designated as an accounting hedge. As a result, the funds received amounted to Euros 1,560 million, with a foreign - exchange loss of Euros 18 million and a gain of Euros 13 million arising from the financial instrument entered into being recognized simultaneously (Note 25). Accordingly, Grifols lost its significant influence over its investment in SRAAS, and the remaining 6.58% interest in SRAAS shares is considered a financial asset measured at fair value through Other Comprehensive Income. Its fair value at the transaction date was determined based on the quoted market price of SRAAS shares on that date. In addition, Grifols lost its indirect ownership interest in GDS previously held through its investment in SRAAS, which resulted in an increase of Euros 508 million in equity attributable to non - controlling interests. Consolidated financial statements notes appendix 65

This transaction did not have a material impact on the Consolidated Statements of Profit and Loss for 2024 and is calculated as follows: Million of euros Selling price 1,608 Fair value of SRAAS 6,58% 434 Minus: book value of the Non - current asset held for sale and transaction costs (1,124) Minus: book value of the Investment accounted for using the equity method as the date of loss of the significant influence (368) Minus:increase of the minority interest of GDS (see Note 19) (508) Other contractual obligations (see Note 29) (10) Result before the reclassification of translation differences 32 Accumulated translation differences in equity 2 Transaction result: profit 34 Taxes on profits in China and Spain (35) Result net of taxes (1) The result of the transaction includes an unrealized gain corresponding to the revaluation of the investment retained by Grifols in SRAAS at fair value in the amount of Euros 68 million. BioDarou P.J.S. Co. On 25 April 2022, and after obtaining all regulatory approvals, Grifols closed the acquisition of 70.18% of the share capital of Biotest AG for Euros 1,461 million (note 3). Biotest AG is the parent company of a consolidated group of companies, which includes a joint venture investment corresponding to a 49% interest held by Biotest Pharma GmbH in BioDarou P.J.S. Co, whose registered office is in Tehran, Iran, and which is accounted for usi ng the equity method. The company's goal is to collect plasma, process it into immunoglobulins, factors and human albumin through Biotest AG and then sell the finished products in Iran. Albajuna Therapeutics, S.L. In 2016, Grifols made a capital investment of Euros 4 million in exchange for 30% of the shares of Albajuna Therapeutics, S.L. Since 2018, as a result of a planned investment in accordance with the Shareholders' Agreement of January 2016, Grifols held a 49% stake in the company's capital. Albajuna Therapeutics, S.L. is a Spanish research company founded in 2016 which main activity is the development and manufacture of therapeutic antibodies against HIV. On 9 October, 2023, Grifols, through its 100% owned subsidiary Grifols Innovation and New Technologies Limited, reached an agreement to acquire all the shares of Albajuna Therapeutics, S.L. for the remaining 51% for a total amount of Euro 1. With the acquisition of 100% of the shares, Grifols obtained control over Albajuna Therapeutics, S.L. and, therefore, it has become a group company and is consolidated (note 3). Mecwins, S.A. On 22 October 2018 Grifols allocated Euros 2 million to the capital increase of Mecwins through Progenika Biopharma, reaching 24 .99% of the total capital. Mecwins is a spin - off of the Institute of Micro and Nanotechnology of the Center for Scientific Research (CSIC), specialized in the development of innovative nanotechnological analysis tools for the diagnosis and prognosis of diseases. Mecwins has developed ultrasensitive optical reading immunoassay technology from nanosensors for the detection of protein biomarkers in blood. This technology has potential applications in fields such as oncology, cardiovascular and infectious diseases. The injection of capital, in which CRB Inverbio also participated with an additional Euros 2 million, enabled Mecwins to start developing pre - commercial prototypes of this technology and for Grifols to position itself in the field of nanotechnology applied to diagnosis. Consolidated financial statements notes appendix 66

GRIFOLS Consolidated financial statements | notes | appendix

In 2021, Mecwins, S.A. acquired own shares from Progenika Biopharma, S.A. to generate treasury stock. This acquisition caused the percentage of ownership in Mecwins, S.A. to decrease to 24.59%.

As of December 31, 2024, since the group ceased to exercise significant influence because it no longer had representation on the Board of Directors and could not intervene in financial policy decisions or its operation, the investment was reclassified as a financial asset with changes in "Other Comprehensive Income" (note 11).

The most recent financial statements available of the main equity-accounted investments of Grifols are as follows:

Balance sheet:

Millions of Euros	31/12/2025		31/12/2024
	Grifols Egypt for Plasma Derivatives S.A.E.	Grifols Canada Plasma, Inc.	Grifols Egypt for Plasma Derivatives S.A.E.
Non-current assets	115	13	98
Current assets	101	8	92
Cash and cash equivalents	22	2	29
Non-current liabilities	(9)	(7)	(7)
Non-current financial liabilities	(8)	(7)	(7)
Current liabilities	(46)	(18)	(45)
Net assets	**175**	**(9)**	**160**

P&L:

Millions of Euros	2025		2024	2023	
	Grifols Egypt for Plasma Derivatives S.A.E.	Grifols Canada Plasma, Inc.	Grifols Egypt for Plasma Derivatives S.A.E.	Shanghai RAAS Blood Products Co. Ltd.	Grifols Egypt for Plasma Derivatives S.A.E.
Net revenue	28	3	13	778	—
Net profit	(13)	—	4	234	(4)

Joint arrangement:

Biotek America, LLC

Grifols entered into a collaboration agreement with ImmunoTek GH, LLC ("ImmunoTek") for the opening and management of 28 plasma collection centers. The transaction was executed through the creation of Biotek America LLC ("ITK JV"), which created a series of shares for each center (silos). Grifols held 75% of each series of shares, and ImmunoTek held the remaining 25%. Approximately three years after the opening of each center, according to the agreement, Grifols would acquire the collection centers.

As of December 31, 2025, Grifols has completed the acquisition of all plasma centers, which are now managed through the Group's subsidiary Biomat Holdings LLC, thereby concluding the collaboration agreement and, consequently, the joint venture (Note 3).

The collaboration agreement between the Group and Immunotek has involved, as of December 31, 2025 and 2024:

- The construction, licensing, and commissioning by ImmunoTek of a total of 28 plasma centers in the United States.
- The sale to Grifols of the 28 centers amounted to USD 547 million (EUR 514 million). Fourteen centers were incorporated in April and July 2024, in two phases of seven centers each. Subsequently, eight centers were acquired in January 2025, and the remaining six in February 2025 (see Note 3).
- Grifols made advances of up to US Dollars 5 million for each center to ImmunoTek (US Dollars 140 million) for the 28 centers (Euros 134 million), which has been deducted from the purchase price of the last 14 centers.
- All of the plasma collected by ITK JV through the 28 centers is sold exclusively to Grifols in exchange for an agreed price. Plasma purchases made from ITK JV in 2024 and 2023 amounted to Euros 236 million and Euros 234 million, respectively.

67

GRIFOLS | Consolidated financial statements | notes | appendix

- ImmunoTek, up to the date of the acquisition of the centers and completion of the collaboration agreement, exclusively managed the centers in exchange for a management fee, which amounted to Euros 8 million until June 2023. Subsequently, as a result of a contractual modification, the management fees became fixed amounts of Euros 28 million as of December 31, 2024 (Euros 15 million as of December 31, 2023).
- As manager, up to the date of the acquisition of the centers and the completion of the collaboration agreement, it was able to carry out all acts it deemed necessary under its sole and exclusive responsibility, but always within the activities agreed by the parties. The agreement could only be terminated with the unanimous consent of the parties. However, the manager was not authorized to act under a delegated power, insofar as it had exposure to management fees and to the achievement of objectives aimed at maximizing the selling price of each series.
- It was agreed that, once ITK JV has been liquidated and payments to the creditors of ITK JV or of each series have been made, the advances contributed by the participants shall be reimbursed, in this case, the advances provided by Grifols. Any remaining balance, if any, shall be distributed among the partners in proportion to their shareholding (Immunotek 25%; Grifols 75%).
- None of the series should be responsible for expenses incurred or attributed to the other series. All profit, loss, income and expense items would be allocated to ImmunoTek, including any tax benefits derived therefrom. However, all assets and liabilities correspond to each of the series. Therefore, each of the series has a separate legal personality, with assets and liabilities isolated from the rest, i.e. each series is a SILO.
- Grifols, through Grifols Shared Services North America, Inc. acts as guarantor of two ImmunoTek plasma center lease agreements that are not affected by the collaboration under Biotek America, LLC. In addition, and as a result of the acquisition of the Group 4 Centers, these are encumbered as collateral of the Promissory Note and (following the same guarantee provided by Grifols S.A. under the Collaboration Agreement with Immunotek) the Promissory Note is guaranteed by Grifols, S.A.

The amounts paid net of deposits and on the basis of a minimum production and existence of the centers at the time of purchase, were the following (note 3):

Millions	**US Dollar**	**Euros**
Group 3	78	75
Group 4	62	59
Total	**140**	**134**

Until the acquisition date of the centers and the completion of the collaboration agreement, regardless of whether Grifols held a 75% stake and whether the management was transferred to ImmunoTek, there was joint control until Grifols acquired the centers and would be accounted for as a joint operation based on the contractual conditions: (i) joint decision-making power on the relevant activities; (ii) Grifols' exposure to the 75% stake, the advances paid, the guarantees granted and the contracts for the purchase of plasma supply; (iii) significant exposure of the other shareholder to the results of the silos generated and their fees, given that it did not act with delegated power and, (iv) relation between the two.

Therefore, to the extent that there was joint control and each series was representative of a silo and was designed and created to sell all the plasma collected to Grifols, which advanced the necessary funds for the development of the series and guaranteed the obligations, they should be considered joint agreements. However, there was a disproportion between Grifols' percentage stake in the series, which amounted to 75%, and the economic exposure to assets and liabilities of 100%, while the income and expenses and tax benefits derived therefrom from the period prior to the acquisition were attributed to ImmunoTek. As a result, the losses generated by the series during the period prior to the acquisition were attributed to the other shareholder under the tax transparency regime.

68

Below is a breakdown of the aggregate balances of the centers as of 31 December 2024, excluding balances with Grifols: US Dollars Euros Millions 31/12/2024 31/12/2024 Non - current assets 54 52 Current assets 27 26 Total assets 81 78 Non - current liabilities 56 54 Current liabilities 47 45 Total liabilities 103 99 Grifols' balances 6 6 Total Equity (28) (27) US Dollars Euros Millions 31/12/2024 31/12/2024 Net revenue 206 190 Net profit 6 6 Consolidated financial statements notes appendix 69

GRIFOLS | Consolidated financial statements | notes | appendix

(11) Financial Assets

Details of non-current financial assets on the consolidated balance sheet at 31 December 2025 and 2024 are as follows:

Millions of Euros	Reference	31/12/2025	31/12/2024
Other non-current investments		339	422
Non-current derivatives	Note 30	—	1
Total Non-current financial assets measured at fair value		339	423
Non-current guarantee deposits		16	9
Other non-current financial assets		24	38
Non-current loans	a)	133	20
Total Non-current financial assets measured at amortized cost		173	67
Total Non-current financial assets		**512**	**490**

In Non-current guarantee deposits, there are long-term deposits with related parties that amount Euros 1 million at 31 December 2025 (Euros 1 million at 31 December 2024) (note 31). Additionally, there is a pledged deposit amounting to US Dollars 10 million, which forms part of the US Dollar 50 million guarantee granted by the Group to Grifols Egypt for Plasma Derivatives S.A.E., securing a contract entered into by said entity with a financial institution (see note 31).

The remaining 6.58% interest in SRAAS shares is included under "Other non-current investments". This investment has been considered a financial asset measured at fair value with changes in 'Other Comprehensive Income of financial investments' whose fair value has been calculated on the basis of the SRAAS share price at that date (CNY 6.34 per share at 31 December 2025 and CNY 7.22 per share at 31 December 2024) in the amount of Euros 336 million at 31 December 2025 (Euros 416 million at 31 December 2024) recognizing a loss under the heading of other comprehensive income in 2025 of Euros 80 million net of tax (Euros 18 million in 2024).

Details of current financial assets on the consolidated balance sheet at 31 December 2025 and 2024 are as follows:

Millions of Euros	Reference	31/12/2025	31/12/2024
Current derivatives	Note 30	—	6
Total Non-current financial assets measured at fair value		—	6
Deposits and guarantees		1	3
Other current financial assets		23	21
Current loans	a)	12	214
Total other current financial assets measured at amortized cost		36	238
Total other current financial assets measured at amortized cost		**36**	**244**

a) Non-current and current loans

Details of non-current and current loans are as follows:

Millions of Euros	Reference	31/12/2025	31/12/2024
Loans to associates	Note 31	2	—
Loans to related parties	Note 31	135	214
Loans to third parties		8	20
Total current and non-current loans		**145**	**234**

70

GRIFOLS | Consolidated financial statements | notes | appendix

"Loans to related parties" includes by an amount of Euros 11 million (Euros 82 million as of 31 December 2024) the open balance of the cash pooling that Haema GmbH and BPC Plasma, Inc. have with Scranton Plasma B.V. (note 31). Despite their maturity date being 2027, these have been maintained in the short term as their recovery is expected through the collection of dividends in the coming year. In 2025, 2024 and 2023, BPC Plasma Inc. distributed to its shareholder Scranton Plasma B.V. a dividend without cash outflow compensating "Loans to related parties". In 2025 the dividend amounted Euros 26 million (Euros 40 million in 2024, being the dividend distributed in 2023 the result of the previous 4 years for a value of Euros 266 million. This distribution had an impact against the Group's non-controlling interests reserves (see note 17). Additionally, in 2025 Haema GmbH distributed to its shareholder Scranton Plasma B.V a dividend without cash outflow compensating "Loans to related parties" that amounted Euros 87 million.

Furthermore, through the execution of a quota transfer agreement on 31 October 2024, Grifols Worldwide Operations Limited ("GWWO") as purchaser, acquired 100% of the share capital of Haema Plasma Kft, from Scranton Plasma B.V., as seller (the "SPA"), all of which in exchange of Euros 35 million (the "Purchase Price"). The Purchase Price was paid by GWWO to Scranton Plasma B.V. through the partial assignment by GWWO to Scranton Plasma B.V. of part of certain receivable held by GWWO against Haema GmbH (under certain advance payment made in the past by GWWO to Haema GmbH for the purchase of plasma (the "Plasma Advance Receivable")) in the amount of the Purchase Price (the "Assigned Receivable"). Therefore, the amount of the Plasma Advance Receivable was reduced in the amount of the Assigned Receivable. In turn and in addition, upon receipt by Scranton Plasma B.V. of the Assigned Receivable, Scranton Plasma B.V., as creditor under the Assigned Receivable against Haema GmbH, as debtor thereunder, settled its debt position under the cash-pooling financing agreement in the amount of the Assigned Receivable (and hence, the amount outstanding under the cash-pooling arrangement between Haema GmbH, as creditor and Scranton Plasma B.V., as debtor, was reduced in the amount of the Assigned Receivable).

Additionally, this caption includes the loan granted to Scranton Enterprises BV by the Group related to the payment of the sale of the shares of BPC Plasma, Inc. and Haema, GmbH (notes 21 and 31). The initial amount of the loan was US Dollars 95 million (Euros 87 million). Furthermore, in 2023 an additional amount of Euros 15 million was drawn under the same terms as the original loan. As of 31 December 2025, the recorded amount stands at Euros 124 million, including accrued and capitalized interest to date (Euros 132 million as of 31 December 2024).

As part of the acquisition agreement of Grifols Canada Plasma, Inc., the Group has granted a loan which amounts Canadian Dollar 2 million (see Note 10).

(12) Inventories

Details of inventories at 31 December 2025 and 2024 are as follows:

Millions of Euros	31/12/2025	31/12/2024
Goods for resale	190	194
Raw materials and supplies	936	979
Work in progress and semi-finished goods	1,407	1,478
Finished goods	862	1,059
Allowance for slow-moving and obsolete inventory	(99)	(150)
	3,296	**3,560**

Grifols maintains insurance policies to mitigate potential risks of material damage to inventories.

Movement in the inventory provision was as follows:

Millions of Euros	31/12/2025	31/12/2024	31/12/2023
Balance at 1 January	150	124	85
Net charge for the year	(33)	23	57
Cancellations for the year	(14)	—	(16)
Translation differences	(4)	4	(2)
Balance at 31 December	**99**	**150**	**124**

The Group has entered into unconditional purchase commitments in the ordinary course of business. These commitments include legally binding agreements to acquire goods, which specify all relevant terms such as: fixed or minimum quantities to be purchased, fixed, minimum or variable pricing conditions, and the approximate timing of the transaction. Agreements that can be cancelled at any time without penalty are excluded from these commitments. The total amount of the Group's unconditional purchase commitments is as follows:

71

Millions of Euros 2026 467 2027 427 2028 346 2029 295 2030 5 More than 5 years 10 Consolidated financial statements notes appendix 72

(13) Trade and Other Receivables Details at 31 December 202 5 and 2024 are as follows: Millions of Euros Reference 31/12/2025 31/12/2024 Current contract assets 83 36 Trade receivables 619 687 Receivables from associates Note 31 55 39 Impairment losses (23) (21) Trade receivables 651 705 Other receivables Note 30 (c) 13 11 Personnel 1 1 Advance payments Note 30 (c) 7 6 Taxation authorities, VAT recoverable 55 54 Other public entities 25 6 Other receivables 101 78 Current income tax assets 17 53 Total trade and other receivables 852 872 Current contract assets Short - term contract assets relate to outstanding performance obligations arising from installment agreements entered into by certain Group companies. These contractual obligations are generally settled within a period of less than 12 months. Trade receivables arising from this line of business, which generally have maturities ranging from 60 to 120 days, are recognized when the right to consideration becomes unconditional. This occurs at the time when biological drugs produced from plasma provided by the customer are delivered to the customer. These transactions are measured at cost of sales plus margin, provided that such margin can be reliably estimated. Credit risk is recognized through valuation adjustments to contract assets. The allowance for doubtful accounts is determined as the difference between the nominal value of contract assets and the estimated recoverable amount. Impairment losses The following represent the carrying amount of the trade and other receivables and contractual assets categorized by due date as of 31 December 202 5 is as follows: Millions of Euros ECL Rate Total gross carrying amount Provision Total net third party trade receivables Not matured 0.19% 522 (1) 521 Past due 0 - 30 days 0.19% 142 — 142 Past due 31 - 60 days 0.62% 25 — 25 Past due 61 - 90 days 2.03% 9 — 9 Past due 91 - 180 days 3.01% 19 (1) 18 Past due 181 - 365 days 8.52% 12 (1) 11 More than one year 100% 21 (13) 8 Customers with objective evidence of impairment 7 (7) — 757 (23) 734 Consolidated financial statements notes appendix 73

GRIFOLS | Consolidated financial statements | notes | appendix

The following represent the carrying amount of the trade and other receivables and contractual assets categorized by due date as of 31 December 2024 is as follows:

Millions of Euros	ECL Rate	Total gross carrying amount	Provision	Total net third party trade receivables
Not matured	0.19%	622	(1)	621
Past due 0-30 days	0.19%	19	(1)	18
Past due 31-60 days	0.62%	24	—	24
Past due 61-90 days	2.03%	17	—	17
Past due 91-180 days	3.01%	36	(1)	35
Past due 181-365 days	8.52%	16	(1)	15
More than one year	100%	17	(6)	11
Customers with objective evidence of impairment		11	(11)	—
		762	**(21)**	**741**

Movement in the bad debt provision was as follows:

Millions of Euros	31/12/2025	31/12/2024	31/12/2023
Opening balance	**21**	**32**	**32**
Net charges for the year	8	5	7
Net cancellations for the year	(5)	(17)	(7)
Transfers	—	—	—
Translation differences	(1)	1	—
Closing balance	**23**	**21**	**32**

The Group also records impairment allowances representing the best estimate of expected losses on trade receivables and other accounts receivable. For trade receivables, the simplified approach is applied, estimating expected losses over the entire life of the asset, while for other financial assets the general model is used. Monitoring of portfolios without specific signs of impairment is performed using a provision matrix based on ageing. For trade receivables related to Middle Eastern customers overdue for more than one year, the matrix percentages have been adjusted to reflect specific default patterns. For other financial assets, the Group has assessed their recoverability and concluded that there is no significant risk of default. These allowances are based on historical experience and the ageing of balances, and are reviewed periodically to reflect changes in risk. Thanks to the strong credit quality of customers and the fact that collection periods are generally short, around 30 days, the impact of these allowances has not been significant.

Assignment of credit rights

During 2025, 2024 and 2023, the Group has sold receivables without recourse to some financial institutions (factors), to which the risks and benefits inherent to the ownership of the assigned credits are substantially transferred. Also, the control over the assigned credits, understood as the factor's ability to sell them to an unrelated third party, unilaterally and without restrictions, has been transferred to the factor.

The main conditions of these contracts include the advanced collection of the assigned credits that vary between 70% and 100% of the nominal amount and a percentage of insolvency risk coverage on the factor side that varies between 90% and 100% of the nominal of the assigned credits.These contracts have been considered as without recourse factoring and the amount advanced by the factors has been derecognized from the balance sheet.

At 31 December 2025, the finance cost of credit rights sold for the Group totals Euros 14 million which has been recognized under finance costs in the consolidated statement of profit and loss for (Euros 31 million in 2024 and Euros 25 million in 2023) (note 25).

The volume of net invoices that have been sold without recourse to various financial institutions which would not have been collected as of 31 December 2025, totals Euros 325 million (Euros 312 million at 31 December 2024).

Details of balances with related parties are shown in note 31.

74

(14) Cash and Cash Equivalents Details of this caption of the consolidated balance sheet at 31 December 202 5 and 2024 are as follows: Millions of Euros 31/12/2025 31/12/2024 Current deposits 8 5 Restricted cash 24 — Cash in hand and at banks 793 975 Total cash, cash restricted and cash equivalents 825 980 As of 31 December 202 5 , there is a restricted amount of 24 millions of euros in a Group bank account, respect of which the financial institution maintains an administrative operational restriction. This restriction neither affects the Group ´ s legal title to the cash nor changes its nature, but rather arises from the bank ´ s internal approval procedures as part of its standard banking operations. The Group continuously monitors its exposure to these restrictions and considers that they do not significantly impact its overall liquidity position or its ability to meet short - term financial obligations (15) Equity Details of consolidated equity and movement are shown in the consolidated statement of changes in equity. a) Share capital At 31 December 202 5 and 2024, the Company’s share capital amounts to Euros 119,603,705 and comprises: ● Class A shares: 426,129,798 ordinary shares of Euros 0.25 par value each, subscribed and fully paid and of the same class and se ries. ● Class B shares: 261,425,110 non - voting preference shares of 0.05 Euros par value each, of the same class and series, and with the preferential rights set forth in the Company’s by - laws. Class B Shares Our Class B shares have substantially similar dividend and other economic rights as our Class A shares, but differ from the Class A shares in some important respects that are outlined below. Voting Rights Holders of our Class B shares generally do not have voting rights, except with respect to certain extraordinary matters, with respect to which approval by a majority of our outstanding Class B shares is required. Separate Vote at General Shareholder Meetings on Extraordinary Matters Notwithstanding the lack of voting rights of our Class B shares generally, resolutions on the matters detailed below (each, an“extraordinary matter”) require the approval of a majority of our outstanding Class B shares. • Any resolution (i) authorizing the Company or any of its subsidiaries to repurchase or acquire any of our Class A shares, except for pro rata repurchases available equally to holders of our Class B shares on the same terms and at the same price as offered to holders of our Class A shares or (ii) approving the redemption of any of our shares and any share capital reductions (through repurchases, cancellation of shares or otherwise), other than (a) those redemptions required by law and (b) those redemptions which affect equally our Class A shares and Class B shares and in which each Class B share is treated the same as a Class A share in such transaction. • Any resolution approving the issuance, granting or sale (or authorizing the Board to issue, grant or sell) (i) any of our shares, (ii) any rights or other securities exercisable for or exchangeable or convertible into our shares or (iii) any options, warrants or other instruments giving the right to the holder thereof to purchase, convert, subscribe or otherwise receive any of our securities, except if (a) each Class B share is treated the same as a Class A share in the relevant issuance, grant or sale and, therefore, has a preferential subscription right ("derecho de suscripción preferente") or a free allotment right in the relevant issuance, grant or sale to the same extent, if any, as a Class A share or (b) if the issuance is made in accordance with the subscription rights described in “Subscription Rights” below. Consolidated financial statements notes appendix 75

• Any resolution approving unconditionally or not (i) a transaction subject to Law 3/2009 (including, without limitation,a merger, split - off, cross - border redomiciliation or global assignment of assets and liabilities), except if in such transaction each Class B share is treated the same as a Class A share or (ii) our dissolution or winding - up, except where such resolution is required by law. • Any resolution for the delisting of any Grifols shares from any stock exchange. • Generally, any resolution and any amendment of the Articles of Association that directly or indirectly adversely affects the rights, preferences or privileges of our Class B shares (including any resolution that adversely affects our Class B shares relative to our Class A shares or that positively affects our Class A shares relative to our Class B shares, or that affects the provisions in the Articles of Association relating to our Class B sha res). The general shareholders’ meeting has the power to decide on all matters assigned to it by law or by the Articles of Association and, in particular, without limitation to the foregoing, shall be the only corporate body or office entitled to decide on these extraordinary matters. Preferred Dividend Each of our Class B shares entitles its holder to receive a minimum annual preferred dividend out of the distributable profits at the end of each fiscal year the share is outstanding equal to Euros 0.01 per Class B share. In any given fiscal year, we will pay a preferred dividend to the holders of our Class B shares before any dividend out of the distributable profits for such fiscal year is paid to the holders of our Class A shares. The preferred dividend on all issued Class B shares will be paid by us within the nine months following the end of that fiscal year, in an amount not to exceed the distributable profits obtained by us during that fiscal year. If, during a fiscal year, we have not obtained sufficient distributable profits to pay in full, out of those profits, the preferred dividend on all the Class B shares outstanding, the preferred dividend amount exceeding the distributable profits obtained by us will not be paid and will not be accumulated as a dividend payable in the future. Lack of payment, total or partial, of the preferred dividend during a fiscal year due to insufficient distributable profits to pay in full the preferred dividend for that fiscal year will not cause our Class B shares to recover any voting rights. Other Dividends Each Class B share is entitled to receive, in addition to the preferred dividend referred to above, the same dividends and other distributions (in each case, whether in cash, securities of Grifols or any of our subsidiaries, or any other securities, assets or rights) as one Class A share. Each Class B share is treated as one Class A share for the purpose of any dividends or other distributions made on our Class A shares, including as to the timing of the declaration and payment of any such dividend or distribution. Redemption Rights Each holder of our Class B shares is entitled to redeem those shares as set forth in this section if a tender offer for all or part of our share capital is made and settled (in whole or in part), except if holders of our Class B shares were entitled to (i) participate in such offer and (ii) have their shares acquired in such offer equally and on the same terms as holders of our Class A shares (including, without limitation, for the same consideration). Upon the closing and settlement (in whole or in part) of a tender offer for our shares in which holders of our Class B shares we re not entitled to (i) participate and (ii) have their shares acquired in such offer equally and on the same terms as holders of our Class A shares (including, without limitation, for the same consideration), the redemption process will follow the process detailed below. • We will, within ten days of the date on which the redemption event occurred (i.e., the date on which the triggering tender offer settled), publish in the Commercial Registry Gazette, the Spanish Stock Exchanges’ Gazettes and in at least two of the newspapers with widest circulation in Barcelona an announcement informing the holders of our Class B shares of the redemption event and the process for the exercise of redemption rights in connection with such redemption event. • Each holder of our Class B shares will be entitled to exercise its redemption right for two months from the first date of settlement of the tender offer triggering the redemption right by notifying us of its decision. We will ensure that mechanisms are in place so that the notification of the exercise of the redemption right may be made through Iberclear. • The redemption price to be paid by us for each Class B share for which the redemption right has been exercised will be the sum of (i) the amount in euro of the highest consideration paid in the tender offer triggering the redemption right plus (ii) interest on the amount referred to in (i), from the date such tender offer is first settled until the date of full payment of the redemption price, at a rate equal to the one - year EURIBOR plus 300 basis points. For the purposes of this calculation, the amount in euro corresponding to any non - cash consideration paid in the tender offer will be the market value of such non - cash consideration as of the date the tender offer is first settled. The calculation of such market value shall be supported by at least two independent experts designated by us from auditing firms of international repute. Consolidated financial statements notes appendix 76

GRIFOLS | Consolidated financial statements | notes | appendix

- We will, within 40 days of the date on which the period for notification of the exercise of redemption rights following a tender offer lapses, take all the necessary actions to (i) effectively pay the redemption price for our Class B shares for which the redemption right has been exercised and complete the capital reduction required for the redemption and (ii) reflect the amendment to Article 6 of the Articles of Association (related to share capital) deriving from the redemption.

The number of our Class B shares redeemed shall not represent a percentage over our total Class B shares issued and outstanding at the time the tender offer is made in excess of the percentage that the sum of our Class A shares (i) to which the tender offer is addressed, (ii) held by the offerors in that offer and (iii) held by persons acting in concert with the offerors or by persons having reached an agreement relating to the offer with the offerors represent over the total Class A shares issued and outstanding at the time the tender offer causing the redemption of our Class B shares is made.

Payment of the redemption price will be subject to us having sufficient distributable reserves but, after a tender offer occurs and until the redemption price for our Class B shares is paid in full, we will not be able to declare or pay any dividends nor any other distributions to our shareholders (in each case, whether in cash, securities of Grifols or any of our subsidiaries, or any other securities,assets or rights).

Liquidation Rights

Each Class B share entitles its holder to receive, upon our winding-up and liquidation, an amount equal to the sum of (i) the nominal value of such Class B share and (ii) the share premium paid up for such Class B share when it was subscribed for.

We will pay the liquidation amount to the holders of our Class B shares before any amount on account of liquidation is paid to the holders of our Class A shares. Each of our Class B shares entitles its holder to receive, in addition to the liquidation preference amount, the same liquidation amount paid for a Class A share.

Subscription Rights

Each Class B share entitles its holder to the same rights (including preferential subscription rights and free allotment rights) as one Class A share in connection with any issuance, granting or sale of (i) any shares in Grifols, (ii) any rights or other securities exercisable for, exchangeable or convertible into shares in Grifols or (iii) any options, warrants or other instruments giving the right to the holder thereof to purchase, convert, subscribe or otherwise receive any securities in Grifols.

As an exception, the preferential subscription rights and the free allotment rights of the Class B shares will only be for new Class B shares or for instruments giving the right to purchase, convert, subscribe for or otherwise receive Class B shares, and the preferential subscription right and the free allotment right of an Class A share will only be for new Class A shares or for instruments giving the right to purchase, convert, subscribe or otherwise receive Class A shares, for each capital increase or issuance that meets the following three requirements: (i) the issuance of Class A shares and Class B shares is in the same proportion of our share capital as they represent at the time the resolution on the capital increase is passed; (ii) grants of preferential subscription rights or free allotment rights,as applicable, to the Class B shares for the Class B shares are under the same terms as the preferential subscription rights or free allotment rights, as applicable, granted to the Class A shares for the Class A shares; and (iii) no other shares or securities are issued.

Registration and Transfers

Class B shares are in book-entry form on Iberclear and are indivisible, in the same terms as the Class A shares.

Since 23 July 2012 the ADSs (American Depositary Shares) representing Grifols' Class B shares (non-voting shares) have had an exchange ratio of 1:1 in relation to Class B shares, ie.1 ADS represents 1 Class B share. The previous rate was 2 ADS per 1 Class B share.

The Company's knowledge of its shareholders is based on information provided voluntarily or in compliance with applicable legislation (note 15(g)).

At 31 December 2025 and 2024, the number of outstanding shares is equal to the total number of Company shares, less treasury stock.

Movement in outstanding shares during 2025 is as follows:

	Reference	Class A shares	Class B shares
Balance at 1 January 2025		**422,185,368**	**258,223,736**
(Acquisition) / disposal of treasury stock	Note 15(d)	166,208	—
Balance at 31 December 2025		**422,351,576**	**258,223,736**

77

GRIFOLS | Consolidated financial statements | notes | appendix

Movement in outstanding shares during 2024 is as follows:

	Reference	Class A shares	Class B shares
Balance at 1 January 2024		**422,185,368**	**256,906,911**
(Acquisition) / disposal of treasury stock	Note 15(d)	—	1,316,825
Balance at 31 December 2024		**422,185,368**	**258,223,736**

b) Share premium

Movement in the share premium is described in the consolidated statement of changes in equity, which forms an integral part of this note to the consolidated annual accounts.

c) Reserves

The drawdown of accumulated gains is subject to legislation applicable to each of the Group companies.

The movement in this caption of the consolidated balance sheet during the years ended at 31 December 2025, 2024 and 2023 is reflected in the consolidated statement of changes in equity.

In the current fiscal year, the most significant movements mainly correspond to the acquisitions of Biotest AG and Araclon Biotech (Note 17).

In 2024 the most significant movements relate to the acquisitions of Haema Plasma Kft, Grifols Pyrenees Research Center, S.L., and Grifols Malaysia SDN BHD (Note 2). The first one had a negative impact on reserves, decreasing them by Euros 14 million. On the other hand, the acquisition of Grifols Malaysia SDN BHD generated a positive effect, increasing reserves by Euros 5 million.

Legal reserve

Companies in Spain are obliged to transfer 10% of each year's profits to a legal reserve until this reserve reaches an amount equal to 20% of share capital. This reserve is not distributable to shareholders and may only be used to offset losses if no other reserves are available. Under certain conditions it may be used to increase share capital provided that the balance left on the reserve is at least equal to 10% of the nominal value of the total share capital after the increase.

At 31 December 2025 and 2024 the legal reserve of the Parent amounts to Euros 24 million which corresponds to 20% of the share capital.

Distribution of the legal reserves of Spanish companies is subject to the same restrictions as those of the Company and at 31 December 2025 and 2024 the balance of the legal reserve of other Spanish companies amounts to Euros 2 million.

Other foreign Group companies have a legal reserve amounting to Euros 4 million at 31 de diciembre de 2025 and 2024.

Unavailable reserve

At 31 December 2025, Euros 30 million equivalent to the carrying amount of development costs pending amortization of certain Spanish companies (Euros 19 million at 31 December 2024) are, in accordance with applicable legislation, a distribution limitation until these development costs have been amortized.

Hedging reserve

The hedging reserve includes the cash flow hedge reserve and the costs of hedging reserve, see note 4(i) or details. The cash flow hedge reserve is used to recognize the effective portion of gains or losses on derivatives that are designated and qualify as cash flow hedges, as described in note 30.
The Group defers the changes in the forward element of forward contracts and the time value of option contracts in the costs of hedging reserve.

78

d) Treasury stock The Parent held Class A and B treasury stock equivalent to 1,02% of its capital at 31 December 202 5 (1.04% of its capital in Class A and B treasury stock at 31 December 202 4 ). Treasury stock Class A Movement in Class A treasury stock during 2025 is as follows: No. of Class A shares Millions of Euros Balance at 1 January 2025 3,944,430 90 Disposal Class A shares (166,208) (4) Balance at 31 December 2025 3,778,222 86 During 2025, the Group delivered 166,208 treasury shares (Class A shares) to certain employees as compensation under the Restricted Stock Plan and the Long - Term Incentive Plan. During fiscal year 2024, there were no movements in Class A treasury shares, which remained at 3,944,430 shares and Euros 90 mil lion. Treasury stock Class B During fiscal year 2025, there were no movements in Class B treasury shares, which remained at 3,201,374 shares and Euros 45 mil lion. Movement in Class B treasury stock during 2025 is as follows: No. of Class B shares Millions of Euros Balance at 1 January 2025 3,201,374 45 Disposal Class B shares — — Balance at 31 December 2025 3,201,374 45 . Movement in Class B treasury stock during 2024 was as follows: No. of Class B shares Millions of Euros Balance at 1 January 2024 4,518,199 63 Disposal Class B shares (1,316,825) (18) Balance at 31 December 2024 3,201,374 45 In April and October 2024, the Group delivered 1,316,825 treasury shares (Class B shares) to eligible employees as compensation under the Restricted Stock Plan. Consolidated financial statements notes appendix 79

e) Distribution of profit and dividends The profits of Grifols, S.A. and subsidiaries will be distributed as agreed by respective shareholders at their general meeti ngs . The proposed distribution of profit of the Parent Grifols, S.A. for the years ended 31 December 202 5 ,and the distribution of profit approved for 2024, presented at the general meeting held on June 5, 2025, is as follows: Millions of Euros 31/12/2025 31/12/2024 Voluntary reserve 31 (83) Dividends 161 — Results of the Parent 192 (83) Millions of Euros Distribution base: 31/12/2025 Profit for the year 192 Millions of euros Distribution: 31/12/2025 Dividends 158 Mandatory preferred dividend for Class B shares 3 Voluntary reserve 31 The distribution of profit corresponding to the year ended 31 December 202 5 and 2024 presented in the statement of changes in consolidated equity. On August 13, 2025, the Company paid an interim dividend for fiscal year 2025 amounting to a gross sum of 0.1500 euros per share, with the total distributed amount reaching Euros 102 million. The total dividend amount of Euros 158 million includes the Euros 102 million corresponding to the interim dividend already paid. The parent company has not distributed dividends in fiscal years 2023 and 2024. f) Restricted Share Unit Retention Plan The Group has set up a Restricted Share Unit Retention Plan (hereinafter RSU Plan) and a long - term incentive plan for certain employees (note 26).This commitment will be settled using equity instruments and the cumulative accrual amounts to Euros 13 million at 31 December 202 5 (Euros 7 million at 2024). The incentive plan that has been granted equity instruments to certain employees as part of their compensation package, subject to the achievement of various metrics, both financial and non - financial. The plan has been assessed by calculating the unit value of the options at the valuation date and multiplying it by the total number of options to be granted. Subsequently, this unit value will be adjusted based on the likelihood of achieving th e s pecified objectives. g) Significant shareholders The most significant shareholdings in the share capital of Grifols, S.A. as of December 31 , 2025 , according to publicly available information or communication made to the Company, are as follows: Consolidated financial statements notes appendix 80

GRIFOLS | Consolidated financial statements | notes | appendix

Name or company name of shareholder	% of voting rights attached to the shares		% of voting rights through financial instruments		% of total voting rights
	Direct	Indirect	Direct	Indirect	
Armistice Capital Master Fund Ltd	1.06 %	— %	— %	— %	1.06 %
BlackRock, Inc.	— %	3.38 %	— %	0.90 %	4.27 %
Deria, S.L.	15.20 %	— %	— %	— %	15.20 %
Flat Footed Llc.	— %	3.13 %	— %	— %	3.13 %
Mason Capital Master Fund L.P.	— %	3.17 %	— %	— %	3.17 %
Ponder Trade, S.L.	7.09 %	— %	— %	— %	7.09 %
Scranton Enterprises, B.V.	8.40 %	— %	— %	— %	8.40 %

(16) Earnings Per Share

a) Basic Earnings per share

The calculation of basic earnings per share is based on the profit for the year attributable to the shareholders of the Parent divided by the weighted average number of ordinary shares outstanding throughout the year, excluding treasury stock.

Details of the calculation of basic earnings per share are as follows:

	31/12/2025	31/12/2024	31/12/2023
Profit for the year attributable to shareholders of the Parent (Millions of Euros)	402	157	42
Weighted average number of ordinary shares outstanding	680,512,566	679,668,551	679,756,294
Basic earnings per share (Euros per share)	0.59	0.23	0.06

Basic earnings per share for Class A and B shares amounted to approximately Euros 0.59 and 0,60 per share, respectively.

The weighted average number of ordinary shares outstanding (basic) is as follows:

Number of shares	31/12/2025	31/12/2024	31/12/2023
Issued shares outstanding at 1 January	680,409,104	679,092,279	679,469,076
Effect of treasury stock	103,462	576,272	287,218
Weighted average number of ordinary shares outstanding (basic) at 31 December	680,512,566	679,668,551	679,756,294

b) Diluted Earnings per share

Diluted earnings per share are calculated by dividing profit for the year attributable to shareholders of the Parent by the weighted average number of ordinary shares outstanding considering the diluting effects of potential ordinary shares.

81

GRIFOLS | Consolidated financial statements | notes | appendix

The RSUs granted by the Group and payable in shares, assumes the existence of dilutive potential shares. Diluted earnings per share have been calculated as follows:

	31/12/2025	31/12/2024	31/12/2023
Profit for the year attributable to shareholders of the Parent (Millions of Euros)	402	157	42
Weighted average number of ordinary shares outstanding (diluted)	681,573,145	679,916,715	677,101,992
Diluted earnings per share (Euros per share)	0.59	0.23	0.06

Diluted earnings per share for Class A and B shares amounted to approximately Euros 0.59 and 0.60 per share, respectively.

The weighted average number of ordinary shares outstanding diluted has been calculated as follows:

Number of shares	31/12/2025	31/12/2024	31/12/2023
Ordinary shares outstanding at 1 January	680,409,104	679,092,279	679,469,076
Plans of rights over shares	1,060,579	248,164	(2,654,302)
Effect of treasury stock	103,462	576,272	287,218
Weighted average number of ordinary shares outstanding (diluted) at 31 December	681,573,145	679,916,715	677,101,992

(17) Non-Controlling Interests

Details of non-controlling interests and movement at 31 December 2025 are as follows:

Millions of Euros	Reference	Balance at 31/12/2024	Porfit / (loss) for the period	(Investments) / Divestments	Dividends	Other movements	Translation differences	Balance at 31/12/2025
Grifols (Thailand) Pte Ltd		5	—	—	—	—	—	5
Araclon Biotech, S.L.	a)	(1)	—	2	—	—	—	1
Haema GmbH		260	11	—	(87)	—	—	184
BPC Plasma, Inc		146	40	—	(26)	—	(19)	141
Grifols Diagnostic Solutions Inc.		1,970	62	—	(27)	—	(224)	1,781
Plasmavita Healthcare GmbH		16	3	—	(1)	1	—	19
Albimmune S.L.		(3)	—	—	—	—	—	(3)
Biotest AG	b)	330	(18)	(112)	—	3	1	204
		2,723	**98**	**(110)**	**(141)**	**4**	**(242)**	**2,332**

a) Araclon Biotech

On March 7, 2025, Grifols, through its 100% owned subsidiary Grifols Innovation and New Technologies Limited, acquired 0.58% of the share capital of Araclon Biotech for a value of Euros 1 million. Additionally, on December 16, 2025, it acquired a further 0.69% interest for an amount of Euros10 million. As a result, as of December 31, 2025, the Group holds 77.12% of the company. The impact on reserves amounts to Euros 3 million and Euros 2 million in the non-controlling interests.

b) Biotest

On February 14, 2025, Grifols acquired 589,694 non-voting preferred shares, representing approximately 1.5% of the share capital of Biotest AG at a price of €30.00 per share. The total amount disbursed by the Group amounts Euros 18 million. As a result of this transaction, the Group, directly and indirectly, became the owner of 71.68% of Biotest AG.

82

On March 31, 2025, Grifols Biotest Holdings GmbH announced its decision to make a delisting offer for the acquisition of all ordinary voting shares of Biotest AG ("Biotest") at a price of €43.00 per share, as well as the non - voting preferred shares at a price of €30.00 per share, in accordance with the provisions of the Offer Document. The acceptance period ended on June 6, 2025, the date from which Biotest AG's shares ceased trading on the Frankfurt Stock Ex cha nge. The offer was accepted for a total of: • 416,922 ordinary shares, representing approximately 2.11% of the total issued ordinary shares with voting rights and 1.05% of Biotest's total share capital, and • 3,002,804 non - voting preferred shares, representing approximately 15.18% of the total preferred shares issued and 7.59% of Bio test's total share capital. The total amount disbursed by the Group within the framework of this operation amounted to Euros 108 million. As a result of the delisting offer, the Group, directly and indirectly through its subsidiary Grifols Biotest Holdings GmbH, cam e to hold: • 99.25% of the total ordinary voting shares issued, and • 61.40% of the total non - voting preferred shares issued. The settlement of the offer was carried out on 16 June 2025. Subsequently, in September and October 2025, the Group carried out several acquisitions. Grifols purchased 31,627 preferred shares, representing approximately 0.16% of the total non - voting preferred shares issued and 0.08% of Biotest AG’s share capital, at a price of €30.00 per share, as well as 549 ordinary voting shares at a price of €43.00 per share. The total amount invested by the Group amounted to Euros 1 million. As a result of this transaction, the Group, directly and indirectly, came to hold 80.40% of Biotest AG’s share capital. In accordance with the provisions of IFRS 10 – Consolidated Financial Statements, this transaction has been accounted for as a transaction with non - controlling interests, as the Group continues to exercise control over Biotest AG. Consequently, there has been no impact on the condensed interim consolidated income statement of the Group. The impact of the transaction on the consolidated balance sheet as of 31 December 2025 is reflected in the following terms: • A decrease under the heading "Non - controlling interests" amounting to Euros 109 million, including an effect on translation differences of Euros 7 million; and • A change in accumulated reserves (undistributed income) amounting to Euros 25 million (see Note 15(c ) ). Additionally, in October 2025, the company Haema Plasma Kft. was sold to Biotest AG, leading to a further decrease in non - controlling interests of Euros 3 million. In the fiscal year 2025, Haema GmbH and BPC Plasma Inc. distributed dividends amounting to Euros 87 million and Euros 26 million respectively without any cash outflow, as compensation for "Other loans with related parties" owed to its shareholder Scranton Plasma B.V. (notes 11 and 31). Grifols Diagnostic Solutions Inc. has also distributed a dividend of US Dollar 70 million, having an impact against Group's non - controlling reserves of Euros 27 million. Consolidated financial statements notes appendix 83

GRIFOLS | Consolidated financial statements | notes | appendix

Details of non-controlling interests and movement at 31 December 2024 are as follows:

Millions of Euros	Reference	Balance at 31/12/2023	Additions	(Investments) / Divestments	Dividends	Other movements	Translation differences	Balance at 31/12/2024
Grifols (Thailand) Pte Ltd		5	—	—	—	—	—	5
Grifols Malaysia Sdn Bhd		4	—	(4)	—	—	—	—
Araclon Biotech, S.L.		(1)	—	—	—	—	—	(1)
Haema GmbH		254	6	—	—	—	—	260
BPC Plasma, Inc		148	28	—	(40)	—	10	146
Grifols Diagnostic Solutions Inc.		1,347	48	508	(25)	—	92	1,970
Plasmavita Healthcare GmbH		13	4	—	—	—	(1)	16
Haema Plasma Kft	Nota 2 (b)	20	—	(20)	—	—	—	—
Albimmune S.L.		(2)	(1)	—	—	—	—	(3)
Biotest AG		357	(29)	—	(1)	—	3	330
		2,145	**56**	**484**	**(66)**	**—**	**104**	**2,723**

On October 22, 2024, the Group acquired the entirety of Haema Plasma Kft., as detailed in note 2(b), which has resulted in a reduction of said non-controlling interest in its entirety.

Additionally, in the context of the agreement for the sale of the 20% stake in SRAAS, the effective percentage of the non-controlling interest in Grifols Diagnostic Solutions Inc. has increased by 11.96% reaching a 45%, representing an increase in the equity attributed to minority parties of Euros 508 million.

In 2024, Grifols Diagnostic Solutions Inc. has distributed a dividend of US Dollar 60 million, having an impact against Group's non-controlling reserves of Euros 25 million. Furthermore, BPC Plasma, Inc. has made a distribution of dividends without cash outflow and in compensation for "Other loans to related parties" to its shareholder Scranton Plasma B.V. worth Euros 40 million (notes 11 and 31).

At 31 December 2025 and 2024, the main items of the statement of financial positions of the most significant non-controlling interests are as follows:

Millions of Euros							31/12/2025
	Non-current assets	Current assets	Non-current liabilities	Current liabilities	Total consolidated equity (except for intercompany eliminations)	% Non-controlling Interest	Non-controlling interests
Grupo Biotest	2,195	876	(487)	(854)	1,041	19.6 %	204
Grupo GDS	4,197	251	(349)	(141)	3,958	45 %	1,781
Haema GmbH	239	46	(46)	(41)	184	100 %	184
BPC Plasma, Inc	205	33	(45)	(22)	141	100 %	141
	6,836	**1,206**	**(927)**	**(1,058)**	**5,324**		**2,310**

84

GRIFOLS Consolidated financial statements notes appendix

Millions of Euros							31/12/2024
	Non-current assets	Current assets	Non-current liabilities	Current liabilities	Total consolidated equity (except for intercompany eliminations)	% Non-controlling Interest	Non-controlling interests
Grupo Biotest	2,130	780	(540)	(657)	1,105	29.8%	330
Grupo GDS	4,627	253	(368)	(134)	4,378	45%	1,970
Haema GmbH	230	121	(34)	(50)	260	100%	260
BPC Plasma, Inc	240	26	(53)	(22)	146	100%	146
	7,227	**1,180**	**(995)**	**(863)**	**5,889**		**2,706**

Millions of Euros	2025				2024			
	Ordinary Income	Consolidated Net Income	% Non-controlling Interest	Non-controlling interests	Ordinary Income	Consolidated Net Income	% Non-controlling Interest	Non-controlling interests
Biotest group	675	(72)	19.6%	(18)	726	(96)	29.8%	(29)
GDS Group	571	139	45%	62	578	122	45%	48
Haema GmbH	219	11	100%	11	204	6	100%	6
BPC Plasma, Inc	224	40	100%	40	224	28	100%	28
	1,689	**118**		**95**	**1,732**	**60**		**53**

Detail of cash flows of the most significant non-controlling interests is as follows:

Milions of Euros	2025				2024			
	Haema GmbH	BPC Plasma	Biotest Group	GDS Group	Haema GmbH	BPC Plasma	Biotest Group	GDS Group
Net cash flows from operating activities	16	37	(120)	206	18	39	63	213
Net cash flows from investing activities	(5)	—	(10)	(131)	(11)	(33)	(27)	(54)
Net cash flows from financing activities	—	—	135	(75)	—	—	(36)	(160)
	11	**37**	**5**	**—**	**7**	**6**	**—**	**(1)**

85

Haema GmbH and BPC Plasma, Inc. In mid - 2018, Grifols acquired 100% of the shares of Haema GmbH (formerly Haema AG) and BPC Plasma, Inc., which were subsequently sold to Scranton in December 2018, for the same amount and conditions under which they were acquired. The following indicators support the power that Grifols maintains over these companies, even after their sale to Scranton and that, therefore, it retains control over Haema and BPC in accordance with IFRS 10: • Grifols has an option to repurchase 100% of both companies exercisable at any time, which, in addition, has a substantive character insofar as there are no restrictions on its exercise (even when the sales contract includes a nullity clause of the option in the event of default by Scranton, Grifols will maintain the ability to exercise said purchase option in the 90 - day period that the buyer has to remedy a non - payment situation); • There are no shareholder agreements that establish that relevant decisions are approved in a manner different from by majorit y vote. • Grifols has the financial capacity to exercise the purchase option; • Although Grifols does not have voting rights, it maintains power in both companies, through its ability to exercise the repurchase option which grants it potential voting rights; • Furthermore, Grifols is the manager of both companies through the management contract in the plasma collection business of the donation centers, which includes general management and joint approval of the business plan, granting the intellectual property license and know - how. • Additionally, there is a plasma supply agreement for 30 years where the plasma that these entities will produce will be almost entirely to meet Grifols' needs. The sale price of the plasma is established based on the full cost of production, plus a fixed margin. Both contracts hav e the same duration. Therefore, although Scranton owns all of the voting rights, Grifols manages the businesses and acquires 100% of BPC and Haema's production and in the event of any discrepancy between Scranton and Grifols, Grifols has the ability to exercise the right of the purchase option at any tim e. As a result of all of the above, Grifols has the power to direct the relevant activities of these companies, since it manages them and jointly determines their business plan, having the unilateral right to repurchase 100% of both companies. The fact that Grifols has a currently exercisable purchase option implies that it acts as principal in the exercise of power (i) through the management contract and (ii) by not having delegated said power. Therefore, Grifols maintains control in both companies and therefore consolidates them. In relation to the purchase option and given that it is based on a variable number of shares and a variable acquisition price, said instrument is a derivative financial instrument that must be valued at fair value with changes in the profit and loss account. Based on the abovementioned contractual conditions, Grifols has estimated the value of the exercise of the repurchase option as follows: (i) the price at which the Selling Companies (Grifols Shares Services North America Inc (for the shares of BPC Plasma Inc) and Grifols Worldwide Operations Limited (for the shares of Haema GmbH)) sold the shares to Scranton (totalling EUR 538 million), plus (ii) the change in working capital. Based on the business models of Haema and BPC, this change in working capital is expected to primarily reflect the undistributed profits at the time of exercise of the repurchase option. Given that the price of the exercise of the repurchase option aligns closely with the fair value of BPC and Haema, this option's overall value is not considered significant. Furthermore, since the valuation of the option relies on unobservable market factors, it falls under Level 3 of the fair value hierarchy. Considering the uncertainties underlying the valuation of the option as it deals with non - observable variables, and the value of the same not being significant, said value has not been recognized as a 31 December 202 5 and 2024 (note 29). GDS Group Previous to the sale of the 20% participation in Shanghai RAAS Blood Products Co Ltd ( SRAAS hereinafter), there was a n indirect participation: • Grifols owned a 26.58% stake in SRAAS (associated company), and a 55% stake in GDS (subsidiary) and; • SRAAS owns a 45% stake in Grifols Diagnostic Solutions, Inc (hereinafter GDS)(company associated with SRAAS). Since IAS 28 does not address how to account for cross - participations, Grifols opted to: in the equity method of integration of the result of SRAAS, the result that SRAAS recognized when integrating the result of GDS by its percentage of participation (45% of GDS) was excluded. Therefore, Grifols' consolidated result did not include 11.96% of GDS's result recognized in SRAAS (equivalent to 45%*26.58%) to avoid duplications, since the GDS Group is consolidated by global integration. When determining the allocation of the GDS result attributed to the non - controlling interest (SRAAS), SRAAS's percentage of participation in GDS was adjusted by 11.96% and therefore, the percentage to attribute the result was 33.04% (45% - 11.96%) for the period ended as of 31 December 202 3. Consolidated financial statements notes appendix 86

GRIFOLS | Consolidated financial statements | notes | appendix

As a result of the sale transaction (Note 10), Grifols now owns 6,58% of the participation in SRAAS (financial investment), so it losses its significant influence over its interest in SRAAS and, consequently, its indirect 11.96% stake in GDS' capital that it held. In the current year, the effective percentage of non-controlling interest recognized in GDS is 45%.
Grifols, S.A. has control over GDS through Grifols Shared Services North America, Inc (hereinafter GSSNA), following the entry of the new shareholder Shanghai RAAS Blood Products Co Ltd.

Grifols, S.A., through GSSNA, owns 60% of the Class A shares with voting rights and 50% of the Class B shares without voting rights, with both classes of shares having the same economic rights, so the economic rights amount to 55%. SRAAS owns 40% of class A shares and 50% of class B shares and economic rights of 45%.

Both shareholders have the right of first refusal in the event of a sale of the stake by each of the parties. In addition, SRAAS has certain veto rights, although Grifols has control over GDS for the following reasons:

- Grifols holds 60% of the voting rights and has 3 members on the Board of Directors out of a total of 5 members.
- The dividend distribution policy is decided and approved unilaterally by Grifols.
- It has been expressly endorsed by the parties in their agreements that Grifols has control over GDS;
- In the meetings of the Board there is no reference or formal approval of the business and investment plan by SRAAS, and only very generic presentations of results are made and at no time do they mention or compare with the budget, but comparisons are made with respect to the previous comparative period;
- Grifols only requires approval for investments or divestments in relevant assets, understood as such amounts greater than 30% of GDS's assets. It should be noted that investments in GDS accumulated in the last twelve months in their budgets are well below this threshold;
- The absence of control or joint control implies a risk to the performance of SRAAS and to mitigate this, a minimum accumulated EBITDA guarantee;
- GDS is directed, operated and managed directly by Grifols, without SRAAS having any relevant involvement;
- SRAAS does not have the power to appoint or remove GDS management.

(18) Provisions

Details of provisions at 31 December 2025 and 2024 are as follows:

Millions of Euros	Reference	31/12/2025	31/12/2024
Provisions for pensions and similar obligations	Note 26	99	102
Other provisions		20	23
Non-current provisions		**119**	**125**
Trade provisions		23	25
Other provisions		12	14
Current provisions		**35**	**39**
Total provisions		**154**	**164**

The movement in non-current and current provisions is as follows:

Millions of Euros	31/12/2025	31/12/2024	31/12/2023
Opening balance	164	165	166
Net charges	25	9	29
Net cancellations	(39)	(15)	(20)
Transfers	7	4	(9)
Translation differences	(3)	1	(1)
Closing balance	**154**	**164**	**165**

The amounts included under the non-current provisions heading mainly relate to provisions recognized by the Group in connection with retirement benefit obligations and other employment-related commitments for certain employees (see Note 26).

87

GRIFOLS | Consolidated financial statements | notes | appendix

(19) Financial Liabilities

This note provides information on the contractual conditions of the Group's financial liabilities, which are measured at amortized cost, except for the financial derivatives that are valued at fair value. For further information on exposure to interest rate risk, currency risk and liquidity risk and the fair values of financial liabilities, please refer to note 30.

Details at 31 December 2025 and 2024 are as follow:

Milllions of Euros			
Financial liabilities	Reference	**31/12/2025**	**31/12/2024**
Non-current bonds	(a)	5,340	5,418
Senior secured debt	(b)	2,186	2,373
Other loans	(b)	32	53
Other non-current financial liabilities	(d)	732	853
Non-current financial derivatives	Note 30	1	—
Non-current lease liabilities	Note 8	969	1,025
Loan transaction costs		(169)	(232)
Total non-current financial liabilities		**9,091**	**9,491**
Current bonds	(a)	127	115
Senior secured debt	(b)	23	24
Other loans	(b)	137	292
Other current financial liabilities	(d)	150	123
Current financial derivatives	Note 30	4	6
Current lease liabilities	Note 8	113	117
Loan transaction costs		(1)	(1)
Total current financial liabilities		**552**	**676**

a) Senior Notes

Detail of Senior Notes at 31 December 2025 is as follows:

Millions of Euros	**Issuance date**	**Company**	**Nominal value**	**Currency**	**Annual coupon**	**Maturity**
Unsecured senior notes	5/10/2021 (1)	Grifols, S.A. (2)	1,400	Euros	3.875 %	2028
	5/10/2021 (1)	Grifols, S.A. (2)	705	US Dollars	4.750 %	2028
Secured senior notes	15/11/2019 (1)	Grifols, S.A.	770	Euros	2.250 %	2027
	30/4/2024 (1)	Grifols, S.A.	1,000	Euros	7.500 %	2030
	4/6/2024 (1)		300			
	19/12/2024 (1)	Grifols, S.A.	1,300	Euros	7.125 %	2030

(1) Listed on the Euronext Global Exchange Market of the Irish Stock Exchange (ISE)

(2) As a result of the merger between Grifols Escrow Issuer, S.A. and Grifols, S.A. in the fiscal year 2023 (see note 2).

88

GRIFOLS | Consolidated financial statements | notes | appendix

New Debt Issuances in 2024

On April 30, 2024, Grifols, S.A. closed the issuance of senior secured corporate notes (Senior Secured Notes) amounting to Euros 1,000 million. Subsequently, on June 4, 2024, an additional private placement of senior secured notes amounting to Euros 300 million was completed. Both placements mature in May 2030 and bear an annual coupon of 7.5%, having the same economic terms and benefiting from the same personal garantees and in rem security as the senior secured notes issued on November 15, 2019. These notes have customary change of control protection in respect of the issuer. The funds obtained were used to repay the senior unsecured notes ("Grifols Senior Unsecured Notes") maturing in May 2025 amounting Euros 1,000 million and to partially repay (for an amount of Euros 300 million) the Group's revolving credit facility of the Group's Credit and Guaranty Agreement originally dated November 15, 2019 (the "Credit Agreement") (note 19(b)).

Additionally, during 2025, the Group carried out certain actions related to this financing structure. Specifically, on November 12, 2025, with the support of nearly 95% of the bondholders, the proposed amendment to the indenture governing this bond issuance was approved. This amendment enabled the alignment of certain provisions of the 7.5% notes and their governing agreement with those applicable to the 7.125% senior secured notes due 2030, which were issued subsequently by the Group.

On December 19, 2024, Grifols, S.A. closed the issuance of senior secured corporate notes (Senior Secured Notes) amounting Euros 1,300 million, maturing in May 2030 and bearing an annual coupon of 7.125%. These notes also have customary change of control protection and in addition they have an special redemption feature during the call protection period ("non-call period") allowing for a favorable redemption price versus the make-whole cost during such non-call period. The net funds obtained from such issuance were used, together with available cash, to: (i) fully repay the Senior Secured Notes ("Senior Secured Notes") of Grifols, S.A. maturing in February 2025, for an amount of Euros 343 million; and (ii) fully clean-down the amount drawn under the revolving credit facility of the Credit Agreement (note 19(b)).

Details of movement in the Senior Notes at a 31 December 2025 are as follows:

Millions of Euros	Operating outstanding balance at 01/01/2025	Issuance	Cancellation	Exchange differences	Operating outstanding balance at 31/12/2025
Senior secured corporate notes 2019	740	—	—	—	740
Senior unsecured corporate notes Euros 2021	1,400	—	—	—	1,400
Senior unsecured corporate notes US Dollars 2021	679	—	—	(79)	600
Senior secured corporate notes 2024	2,600	—	—	—	2,600
	5,418	**—**	**—**	**(79)**	**5,340**

Details of movement in the Senior Notes at 31 December 2024 are as follows:

Millions of Euros	Operating outstanding balance at 01/01/2024	Issuance	Cancellation	Exchange differences	Operating outstanding balance at 31/12/2024
Senior unsecured corporate notes 2017	1,000	—	(1,000)	—	—
Senior secured corporate notes 2019	1,577	—	(838)	—	740
Senior unsecured corporate notes Euros 2021	1,400	—	—	—	1,400
Senior unsecured corporate notes US Dollars 2021	638	—	—	41	679
Senior secured corporate notes 2024	—	2,600	—	—	2,600
	4,615	**2,600**	**(1,838)**	**41**	**5,418**

At 31 December 2025 and 2024 the current obligations caption includes the issue of bearer promissory notes to Group employees, as follows:

89

Millions of Euros 31/12/2025 31/12/2024 Issuance date 5/5/2025 4/5/2024 Maturity date 5/5/2026 4/5/2025 Nominal amount of promissory notes (Euros) 3,000 3,000 Interest rate 4.25% 5.00 % Promissory Notes subscribed 77 77 Buy - backs or redemptions — (3) Interest pending accrual (1) (1) Consolidated financial statements notes appendix 90

b) Loans and borrowings Details of loans and borrowings at 31 December 202 5 and 2024 are as follows: Millions of Euros 31/12/2025 31/12/2024 Credit Currency Interest rate Date awarded Maturity date Amount extended Carrying amount Amount extended Carrying amount Senior debt - Tranche B Euros Euribor + 2,25% 15/11/2019 15/11/2027 1,360 852 1,360 857 Senior debt - Tranche B US Dollars SOFR + 2,00% 15/11/2019 15/11/2027 2,344 1,334 2,344 1,516 Total senior debt 3,704 2,186 3,704 2,373 EIB Loan Euros 2.02% 22/12/2017 22/12/2027 85 11 85 21 EIB Loan Euros 2.15% 25/9/2018 25/9/2028 85 21 85 32 Total EIB Loan 170 32 170 53 Revolving Credit US Dollars SOFR + 2,50% 15/11/2019 15/11/2025 — — 415 — Revolving Credit Renewed US Dollars SOFR + 3,00% 19/12/2024 30/5/2027 798 — 864 — Total Revolving Credit 798 — 1,278 — Loan transaction costs — (59) — (88) Non - current loans and borrowings 4,672 2,159 5,152 2,338 Consolidated financial statements notes appendix 91

Millions of Euros 31/12/2025 31/12/2024 Credit Currency Interest rate Date awarded Maturity date Amount extended Carrying amount Amount extended Carrying amount Senior debt - Tranche B Euros Euribor + 2,25% 15/11/2019 15/11/2027 (*) 8 (*) 8 Senior debt - Tranche B US Dollars SOFR + 2,00% 15/11/2019 15/11/2027 (*) 15 (*) 17 Total senior debt — 23 — 24 EIB Loan Euros 2.40% 20/11/2015 20/11/2025 (*) — (*) 10 EIB Loan Euros 2.02% 22/12/2017 22/12/2027 (*) 11 (*) 11 EIB Loan Euros 2.15% 25/9/2018 25/9/2028 (*) 11 (*) 11 Total EIB Loan — 21 — 31 Revolving Credit Renewed US Dollars SOFR + 3,00% 19/12/2024 30/5/2027 (*) 2 (*) — Other current loans 0,10% - Euribor + 7,9% — 114 277 261 Loan transaction costs — — — — Current loans and borrowings — 160 277 316 (*) See amount granted under non - current debt. Consolidated financial statements notes appendix 92

GRIFOLS Consolidated financial statements | notes | appendix

Current loans and borrowings include accrued interest amounting to Euros 13 million at 31 December 2025 (Euros 26 million at 31 December 2024).

Between 2015 and 2018, the Group arranged three long-term loans with the European Investment Bank totaling Euros 270 million (divided into two loans of Euros 85 million and one loan of Euros 100 million, the latter maturing in the current financial year) to support its investments in R&D, mainly focused on the search for new therapeutic indications for plasma-derived protein therapies. The financial terms include a fixed interest rate, a maturity of 10 years with a grace period of 2 years. At 31 December 2025 the carrying amount of the loans obtained from the European Investment Bank amounts to Euros 53 million (Euros 85 million at 31 December 2024).

"Other current loans" included in 2024 a secured loan from the Group company Biotest, AG with an original term of 5 years until 2024. The total volume amounted to Euros 240 million, divided into two Term Facilities (B1 and B2) of Euros 225 million and a Revolving Credit Facility of Euros 15 million. As of December 31, 2025 and 2024, said loan was fully repaid in accordance with its maturity.

Additionally, it is relevant to mention that in 2024 the funds obtained from the sale transaction of Shanghai RAAS were used to amortize, on a pro-rata basis, the Senior Debt Tranche B maturing in 2027 and the Senior Secured Bonds ("Senior Secured Notes") maturing in 2025. The prepayments were made towards next eight installments and the remainder was applied pro-rata against the remaining installments.

Senior Secured debt

The Senior Secured debt consists of an eight-year loan divided into two tranches: Tranche B in US Dollar and Tranche B in Euros. The terms and conditions of both tranches are as follows:

- Tranche B in US Dollar:
  - Original principal amount of US Dollars 2,500 million.
  - Applicable margin of 200 basis points (bp) pegged to SOFR.
  - Quasi-bullet repayment structure.
  - Maturity in 2027.
- Tranche B in Euros:
  - Original principal amount of Euros 1,360 million.
  - Applicable margin of 225 basis points (bp) pegged to Euribor.
  - Quasi-bullet repayment structure.
  - Maturity in 2027.

Details of Tranche B by maturity at 31 December 2025 are as follows:

	US Tranche B			Tranche B in Euros	
	Currency	Principal in Millions of US Dollars	Principal in Millions of Euros	Currency	Principal in Millions of Euros
Maturity					
2026	US Dollars	8	7	Euros	5
2027	US Dollars	1,567	1,334	Euros	852
Total		**1,575**	**1,341**		**857**

The borrowers of the total Senior secured debt are Grifols, S.A. and Grifols Worldwide Operations USA, Inc.

Revolving credit facility

On 11 December 2024, and in relation to the Multicurrency Revolving Credit Facility (RCF), it was reported that the amount was increased from US Dollar 1,000 million to US Dollar 1,279 million until November 2025.

On 23 December 2024, and in relation to the Multicurrency Revolving Credit Facility (RCF), it was reported an 18-month extension of most of its current amount (the "RCF Extension"), with a new maturity in May 2027 and an amount of US Dollar 864 million. Following the extension of the Multicurrency Revolving Credit Facility (RCF), the financial expenses associated with the facility remain unchanged. Thereafter, on February 21, 2025 further commitments from banks were signed, increasing the RCF for an amount of US Dollar 74 million.

Following the extension of the Multicurrency Revolving Credit Facility (RCF), the finance costs associated with the facility remain consistent with the prior terms.

93

GRIFOLS | Consolidated financial statements | notes | appendix

Movement in the Revolving Credit Facility is as follows:

Millions of Euros	31/12/2025	31/12/2024
Drawn opening balance	—	360
Drawdowns	1,276	1,340
Repayments	(1,277)	(1,723)
Translation differences	1	22
Drawn closing balance	—	—

c) Covenants

Restricted Covenants

The outstanding notes issuances and the Credit Agreement include customary restricted covenants, including the following:

- Customary restrictive covenants, subject to negotiated exceptions in line with market practice, mainly including: (i) restrictions on distributing dividends or making certain restricted payments or investments; (ii) limitations on incurring additional indebtedness, providing guarantees on debt, or issuing equity classified as disqualified stock; (iii) restrictions on creating liens on assets.
- Customary events of default.
- Customary Pari-passu clauses, under which the senior secured notes and senior secured loans have the same ranking and seniority ahead of other unsecured and subordinated debt.
- Customary early redemption option within our fixed rate instruments, subject to a call price schedule that declines rateably to par as from year 5.
- Customary changes of control protection; which, if triggered, will result in the need to repay or refinance the Group's senior indebtedness represented by the Credit and Guaranty Agreement, the Senior Notes and the EIB Finance Contracts.

Likewise, both the Grifols bond issuances and the Credit Agreement include a recurring financial obligation requiring certain subsidiaries of the Group to accede to the Credit Agreement and the bond issuances as personal guarantors, such that the EBITDA of the borrower/issuer, together with that of the guarantors, represents at least 60% of the Consolidated Adjusted EBITDA of the entire Group.

The guarantor entities are Grifols S.A., Grifols Worldwide Operations Limited, Grifols Biologicals LLC, Grifols Shared Services North America, Inc., Grifols Therapeutics LLC, Instituto Grifols S.A., Grifols Worldwide Operations USA, Inc., Grifols USA, LLC, Grifols International, S.A. and Grifols Biotest Holdings GmbH. In this regard, the Group periodically monitors compliance with this percentage and, as of year-end 2025 and 2024, it stood at 77% and 70.9%, respectively.

Additionally, the Credit Agreement includes as its sole recurring financial covenant the maximum leverage ratio ("Leverage Ratio"), calculated as the ratio between Consolidated Net Total Debt and Consolidated Adjusted EBITDA for the previous four quarters, in both cases calculated in accordance with the terms of the Credit Agreement. The value of this Leverage Ratio may not exceed 7.00:1.00, but compliance will only be required if, on the last day of the calendar quarter, the amount in U.S. dollars drawn under the Revolving Credit Facility of the Credit Agreement exceeds 40% of its maximum available amount. As of 31 December 2025 and 2024, given that there have been no drawings under the Revolving Credit Facility, the covenant compliance clause relating to the Leverage Ratio was not applicable.

As of December 31, 2025 and 2024, the Group is in compliance with the customary restricted covenants included in the financing agreements.

94

GRIFOLS | Consolidated financial statements | notes | appendix

d) Other financial liabilities

Details of other financial liabilities at 31 December 2025 and 2024 are as follows:

Millions of Euros			
Other financial liabilities	Reference	**31/12/2025**	**31/12/2024**
Non-current debt with GIC (sovereign wealth fund in Singapore)	(i)	665	802
Non-current preferential loans		20	6
Other non-current financial liabilities	(ii)	47	45
Transaction costs		(35)	(42)
Total other non-current financial liabilities		**697**	**810**
Current debt with GIC (sovereign wealth fund in Singapore)	(i)	73	85
Current preferential loans		1	1
Other current financial liabilities		76	37
Total other current financial liabilities		**150**	**123**

(i) Debt with GIC – Singapore sovereign wealth fund

In November 2021 approval was received from the pertinent authorities to close the agreement with GIC (Sovereign Fund of Singapore), announced in June 2021, whereby the Group received an amount of US Dollars 990 million in exchange for 10 ordinary Class B shares in Biomat USA and nine ordinary Class B shares in a new sub-holding, Biomat Newco, created for this purpose.

The main terms and conditions of the agreement with GIC were:

- The distribution of annual preferential dividends to GIC equivalent to US Dollar 4 million per share, following majority approval of the Board of Directors of Biomat USA and Biomat Newco;
- The redemption right with respect to Class B stock for US Dollars 52 million per share, is subject to unilateral approval of the Class B stockholders (with one share annually redeemable starting as of 31 December 2024). At 31 December 2025 a total of three shares have been redeemed (two at 31 December 2024).
- From 1 December 2036, holders of Class B shares of Biomat USA will have the right to request Biomat USA to redeem up to the total of the Class B shares they hold at a value of US Dollars 52,105,263.16 per share. Class B shareholders of Biomat Newco will have the same right with respect to Biomat Newco.
- In the event that the dividends or the annual redemption at Biomat USA or Biomat NewCo, where applicable, is not approved, is partially paid, or is otherwise not paid, GIC holds the right to obtain in exchange thereof an undetermined number of shares among the following alternatives (i) an additional number of shares in Biomat USA, in lieu of the non-payment occurred at Biomat USA, (ii) an additional number of shares in Biomat NewCo, in lieu of the non-payment occurred at Biomat NewCo; or (iii) a number of ADRs of Grifols S.A. in lieu of either (i) or (ii).
- Grifols holds the right to redeem all of the Class B stock from the fifth year onwards;
- In the event of liquidation of Biomat USA and Biomat Newco, GIC shall have the right to the preferential liquidation of US Dollars 52 million per share, but shall not have any rights over the liquidation of net assets of these companies.

At 31 December 2025, current debt with GIC includes Euros 29 million of accrued interests plus Euros 44 million related to the share redemption right (Euros 34 million of accrued interests plus Euros 47 million related to the share redemption right at 31 December 2024).

Grifols did not have the discretional right to avoid payment in cash and therefore, the instrument is recorded as a financial liability.

The Group does not lose control of Biomat USA and continues overseeing all aspects of the Biomat Group's administration and operations.

(ii) Other non-current and current financial liabilities

At 31 December 2025, "Other non-current financial liabilities" include mainly an unsecured long-term loan in the amount of Euros 46 million corresponding to Biotest, AG, a company acquired by the Group on 25 April 2022 (Note 3) (Euros 44 million at 31 December 2024).

95

At 31 December 202 5 , “other current financial liabilities” include mainly distributor commission liabilities of Euros 14 million corresponding to Biotest, AG (Euros 23 million at 31 December 202 4 ). Additionally, this caption includes the acquisition price of the six Group 4 Centers arising from the Collaboration Agreement with Immunotek, the payment of which has been deferred until January 2, 2026, as well as the interest accrued through the end of fiscal year 2025 (Note 3). Details of the maturity of other financial liabilities are as follows: Millions of Euros 31/12/2025 31/12/2024 Maturity at: Up to one year 150 123 Two years 48 52 Three years 45 51 Four years 45 51 Five years 89 95 Over five years 470 562 847 934 Consolidated financial statements notes appendix 96

GRIFOLS | Consolidated financial statements | notes | appendix

e) Changes in liabilities derived from financing activities

Millions of Euros	Reference	Bonds	Senior Secured debt & Other loans	Finance lease liabilities	Other financial liabilities	Total
Carrying amount at 1 January 2023		4,692	4,042	1,017	1,006	10,756
New financing		113	1,506	—	5	1,623
Refunds		(122)	(1,172)	(116)	(58)	(1,468)
Interest accrued		177	352	40	86	655
Other movements		—	—	184	3	187
Interest paid/received		(148)	(308)	—	(73)	(529)
Business combinations	Note 3	—	—	—	2	2
Foreign exchange differences		(30)	(96)	(14)	(32)	(171)
Balance at 31 December 2023		**4,682**	**4,324**	**1,111**	**940**	**11,057**
New financing		2,616	1,340	—	(7)	3,949
Refunds		(1,957)	(3,241)	(111)	(50)	(5,359)
Interest accrued		228	399	49	70	746
Other movements		—	—	49	3	52
Interest paid/received		(182)	(317)	—	(72)	(571)
Foreign exchange differences		41	151	43	57	293
Balance at 31 December 2024		**5,429**	**2,656**	**1,141**	**940**	**10,167**
New financing (*)		75	1,276	—	9	1,360
Refunds		(76)	(1,427)	(119)	(46)	(1,669)
Interest accrued		315	203	54	68	640
Other movements		—	—	118	45	164
Interest paid/received		(279)	(188)	—	(65)	(532)
Foreign exchange differences		(75)	(201)	(112)	(99)	(487)
Balance at 31 December 2025		**5,390**	**2,319**	**1,082**	**851**	**9,643**

(*) Includes transaction costs

97

(20) Trade and Other Payables Details are as follows: Millions of Euros 31/12/2025 31/12/2024 Suppliers 841 852 VAT payable 13 14 Taxation authorities, withholdings payable 12 11 Social security payable 53 43 Other public entities 173 143 Other payables 252 210 Current income tax liabilities 25 61 1,118 1,123 Suppliers Details of balances with related parties are shown in note 31. The Group’s exposure to currency risk and liquidity risk associated with trade and other payables is described in note 30. In accordance with the provision of Law 18/2022 that amends Law 15/2010 of 5 July, for fiscal years 2025 and 2024 information concerning the average payment period to suppliers is included. Information concerning the average payment period to suppliers of Spanish companies is as follow s: Days 31/12/2025 31/12/2024 Average payment period to suppliers 78 71 Paid invoices ratio 81 72 Outstanding invoices ratio 56 60 Millions of Euros 31/12/2025 31/12/2024 Total invoices paid 756 815 Total outstanding invoices 97 94 Information concerning invoices paid in a period of less than the maximum period established by the Law is as follows: 31/12/2025 31/12/2024 Monetary volume paid in euros (Millions of Euros) 222 307 Percentage of total monetary payments to suppliers 29.40% 37.65% Number of paid invoices (Thousands of Euros) 23 27 Percentage of the total number of invoices paid to suppliers 24.88% 28.58% Consolidated financial statements notes appendix 98

(21) Other Current Liabilities Details at 31 December are as follows: Millions of Euros 31/12/2025 31/12/2024 Salaries payable 230 240 Other current debts 7 7 Deferred income 27 36 Advances received 50 35 Other current liabilities 314 318 At 31 December 202 5 and 2024, the advances received are contract liabilities relate to unperformed performance obligations for which Grifols has received a consideration from the customer. (22) Net Revenues Net revenues are mainly generated from the sale of goods. The distribution of net consolidated revenues for 2025, 2024 and 2023 by segment is as follows: Millions of Euros 2025 2024 2023 Biopharma 6,487 6,143 5,558 Diagnostic 640 645 670 Bio supplies 154 216 160 Others 243 208 204 Net sales 7,524 7,212 6,592 The geographical distribution of net consolidated revenues is as follows: Millions of Euros 2025 2024 2023 USA and Canada 4,253 4,087 3,899 Spain 418 423 363 European Union 1,196 1,076 893 Rest of the world 1,657 1,626 1,437 Net sales 7,524 7,212 6,592 Details of discounts and other reductions in gross revenue are as follows: Millions of Euros 2025 2024 2023 Gross sales 10,603 9,490 8,389 Chargebacks (2,524) (1,892) (1,525) Cash discounts (115) (93) (82) Volume rebates (60) (76) (59) Medicare and Medicaid (182) (72) (68) Other discounts (197) (144) (63) Net sales 7,524 7,212 6,592 Consolidated financial statements notes appendix 99

GRIFOLS | Consolidated financial statements | notes | appendix

Movement in discounts and other reductions in gross revenue during 2025 is as follows:

Millions of Euros	Chargebacks	Cash discounts	Volume rebates	Medicare / Medicaid	Other discounts	Total
Balance at 31 December 2024	**386**	**7**	**41**	**25**	**102**	**561**
Current estimate related to sales made in current and previous periods (1)	2,524	115	60	182	197	3,078
(Actual returns or credits in current period related to sales made in current and previous periods) (2)	(2,391)	(106)	(73)	(133)	(178)	(2,881)
Translation differences	(51)	(5)	(6)	(5)	(2)	(69)
Balance at 31 December 2025	**468**	**11**	**22**	**69**	**119**	**689**

(1) Net impact in the Consolidated Statements of Profit and Loss: estimate for the current year plus prior years' adjustments. Adjustments made during the year corresponding to prior years' estimates have not been significant.

(2) Amounts credited and posted against provisions for current and previous periods.

Movement in discounts and other reductions to gross revenue during 2024 was as follows:

Millions of Euros	Chargebacks	Cash discounts	Volume rebates	Medicare / Medicaid	Other discounts	Total
Balance at 31 December 2023	**318**	**7**	**24**	**26**	**35**	**410**
Current estimate related to sales made in current and previous periods (1)	1,892	93	76	72	144	2,277
(Actual returns or credits in current period related to sales made in current and previous periods) (2)	(1,842)	(92)	(61)	(75)	(77)	(2,147)
Translation differences	18	(1)	2	2	—	21
Balance at 31 December 2024	**386**	**7**	**41**	**25**	**102**	**561**

Movement in discounts and other reductions to gross revenue during 2023 was as follows:

Millions of Euros	Chargebacks	Cash discounts	Volume rebates	Medicare / Medicaid	Other discounts	Total
Balance at 31 December 2022	**264**	**6**	**24**	**27**	**26**	**347**
Current estimate related to sales made in current and previous periods (1)	1,525	82	59	68	63	1,797
(Actual returns or credits in current period related to sales made in current and previous periods) (2)	(1,460)	(81)	(58)	(68)	(54)	(1,721)
Translation differences	(11)	—	(1)	(1)	—	(13)
Balance at 31 December 2023	**318**	**7**	**24**	**26**	**35**	**410**

100

GRIFOLS | Consolidated financial statements | notes | appendix

(23) Personnel Expenses

Details of personnel expenses by function are as follows:

Millions of Euros	2025	2024	2023
Cost of sales	1,444	1,373	1,384
Research and development	195	181	173
Selling, general & administration expenses	531	497	529
	2,170	**2,051**	**2,086**

Details by nature are as follows:

Millions of Euros	2025	2024	2023
Wages and salaries	1,753	1,667	1,698
Contributions to pension plans	44	42	43
Other social charges	38	34	31
Social Security	335	308	314
	2,170	**2,051**	**2,086**

On February 15, 2023, the Group announced the implementation of a comprehensive operational improvement plan with significant savings. The plan included the optimization of plasma costs and operations, the streamlining of corporate functions, and other initiatives to improve efficiency in the organization. It also included a reduction in staff in 2023 that affected approximately 8% of the human team, mainly in plasma operations in the United States. During the year 2025, the Group have recognized a severance expense of Euros 8 million (Euros 14 million during the year 2024 and Euros 75 million during the year 2023).

The average headcount during 2025 and 2024, by department, was approximately as follows:

Average headcount	2025	2024
Manufacturing	18,533	17,472
R&D - technical area	1,327	1,252
Administration and others	1,714	1,630
General management	256	248
Marketing	183	167
Sales and Distribution	1,386	1,375
	23,399	**22,144**

The headcount of the Group employees and the Company's Directors at 31 December 2025 and at 31 December 2024 by gender, is as follows:

	31/12/2025				31/12/2024			
	Man	Women	Undeclared	Total Number of Employees	Man	Women	Undeclared	Total Number of Employees
Administrators	8	4	—	12	9	4	—	13
Manufacturing	8,299	11,752	91	20,142	7,788	10,930	56	18,774
R&D - technical area	524	876	3	1,403	531	981	2	1,514
others	1,040	749	—	1,789	992	681	—	1,673
General management	137	162	—	299	130	149	—	279
Marketing	67	127	—	194	67	117	—	184
Distribution	709	709	1	1,419	712	684	—	1,396
	10,784	**14,379**	**95**	**25,258**	**10,229**	**13,546**	**58**	**23,833**

101

The breakdown of employees who are part of the Senior Management for the periods 2025 and 2024 is as follows: • In the heading "Administrators" there is 1 man (2 men in 2024). • In the heading "General Management" there are 8 men and 1 woman (9 men and 1 woman in 2024). • In the heading "Administration and others" there are 4 men (3 men in 2024). As of 31 December 202 5 , the number of employees with disabilities amounts to 1,091 ( 894 as of 31 December 202 4 ), of which 99 are located in Spain (88 in 2024). Consolidated financial statements notes appendix 102

GRIFOLS Consolidated financial statements | notes | appendix

(24) Expenses by Nature

a) Amortization and depreciation

Expenses for the amortization and depreciation of intangible assets, right of use assets and property, plant and equipment, incurred during 2025, 2024 and 2023 classified by functions are as follows:

Millions of Euros	2025	2024	2023
Cost of sales	277	273	275
Research and development	53	53	65
Selling, general & administration expenses	120	112	107
	450	**438**	**447**

b) Other operating income and expenses

Other operating income and expenses incurred during 2025, 2024 and 2023 by function are as follows:

Millions of Euros	2025	2024	2023
Cost of sales	737	619	621
Research and development	211	193	168
Selling, general & administration expenses	610	712	799
	1,558	**1,524**	**1,588**

Details by nature are as follows:

Millions of Euros	Reference	2025	2024	2023
Changes in trade provisions		12	(21)	4
Professional services		321	380	424
Commissions		13	28	45
Supplies and auxiliary materials		224	195	210
Operating leases	Note 8	45	47	44
Freight		176	186	188
Repair and maintenance expenses		307	270	243
Advertising		81	85	80
Insurance		50	49	51
Royalties		25	22	22
Travel expenses		44	44	48
External services		111	106	99
R&D Expenses		121	108	99
Gains on disposal of assets		—	—	(3)
Other		28	25	34
Other operating income&expenses		**1,558**	**1,524**	**1,588**

On February 15, 2023, the Group announced the implementation of a comprehensive operational improvement plan with significant savings. The plan included the optimization of plasma costs and operations, the streamlining of corporate functions, and other initiatives to improve efficiency in the organization. As of 31 December 2025, the Group recognized an expense of approximately Euros 4 million (Euros 22 million at 31 December 2024) mainly in professional services.

103

GRIFOLS | Consolidated financial statements | notes | appendix

(25) Finance Result

Details are as follows:

Millions of Euros	Reference	2025	2024	2023
Finance income		34	44	62
Finance costs from Senior Unsecured Notes		(320)	(230)	(177)
Finance costs from senior debt	Note 19(b)	(157)	(280)	(257)
Finance costs from other financial liabilities		(64)	(69)	(74)
Capitalized interest	Note 9	22	28	37
Finance lease expenses	Note 8	(57)	(51)	(45)
Other finance costs		(49)	(112)	(81)
Finance costs		(625)	(714)	(597)
Dividends		2	2	—
Financial cost of sale of trade receivables	Note 13	(14)	(31)	(25)
Change in fair value of financial instruments		33	20	2
Impairment of financial assets		(3)	(9)	—
Exchange differences		(55)	(60)	(16)
Finance result		**(628)**	**(748)**	**(574)**

During 2024, the heading Finance costs from Senior Unsecured Notes includes financial expenses arising from the interest corresponding to senior secured bonds with a principal amount of Euros 1.300 million issued at 7.5% that were used to amortize senior unsecured bonds with a principal amount of Euros 1.000 million and an interest of 3.2% per annum.

The finance costs from other financial liabilities heading for 2025 includes finance costs related to the interest on the funds received by GIC amounting Euros 64 million (Euros 69 million at 31 December 2024) (see note 19(d)).

During 2025, the Group has capitalized interest at a rate of between 6.11% and 6.54% based on the financing received (between 6.88% and 7.38% during 2024).

(26) Pension Plans and Other Benefit Plans

The Group offers certain employees pension plans and other long-term benefits. These plans include both defined contribution plans, under which the Group's obligations are limited to making periodic contributions and do not impact the balance sheet, and defined benefit plans, which involve future commitments and are recognized on the balance sheet as employee benefit liabilities.

Obligations arising from defined benefit plans are calculated using actuarial methods and updated annually. Contributions to defined contribution plans are recorded as an expense in the period in which they accrue.

a) Defined Contribution Plans

For defined contribution plans, the Group is responsible for making a previously agreed contribution and does not assume any additional obligation or commitment beyond the agreed contribution.
The Group's annual contribution to defined contribution pension plans of Spanish Group companies for 2025 has amounted to Euros 1 million (Euros 1 million for 2024).

Additionally, the Group has a defined contribution plan (savings plan), which qualifies as a deferred salary arrangement under Section 401 (k) of the Internal Revenue Code (IRC). Once eligible, employees may elect to contribute a portion of their salaries to the savings plan, subject to certain limitations. The Group

104

matches 100% of the first 4% of employee contributions and 50% of the next 2%. Group and employee contributions are fully vested when contributed. The total cost of matching contributions to the savings plan was US Dollars 36 million in 2025 (US Dollars 34 million in 2024). The Group also has a defined benefit pension plan for certain former Talecris Biotherapeutics, GmbH employees in Germany as required by statutory law. The pension cost relating to this plan is not material for the periods presented. b) Defined Benefit Plans The Group has established retirement benefits and employment commitments for certain employees, primarily from its German companies. These benefits are based on employees' length of service and salary. The pension plans are voluntary and are not subject to statutory or legal obligations. The amount of pension liabilities largely depends on fluctuations in interest rates and the life expectancy of the beneficiaries. The liabilities arising from these plans are presented under the provisions heading (see Note 18). In financial year 2025, assets of Euros 11 million , were mainly held by a trustee, company of the group, under a contractual trust arrangement (CTA) as external insolvency insurance for portions of the occupational pension scheme (Euros 11 million at 31 December 202 4 ). Since the transferred funds qualify as plan assets in accordance with IAS 19, provisions for pensions and similar obligations were netted with the transferred assets. As a result, provisions for pensions and similar obligations were reduced accordingly. At 31 December 202 5 and 2024, the net defined benefit liability of the Group comprises the following: Millions of Euros 31/12/2025 31/12/2024 From pension plans 93 95 From similar obligations 17 18 Net present value of defined benefit obligations 110 113 For pension plans 9 9 For similar obligations 2 2 Fair value of plan assets 11 11 From pension plans 84 86 From similar obligations 15 16 Net defined benefit liability 99 102 The costs for the defined benefit plans consist of the following components: Millions of Euros 31/12/2025 31/12/2024 Current service cost 5 5 Net interest expenses 3 3 Total expenses recognised in profit and loss 8 8 Actuarial (gains)/losses due to experience adjustments (2) (2) Actuarial (gains)/losses due to changes in financial assumptions (4) (1) Revaluation recognised directly in other comprehensive income (6) (3) Defined benefit costs 2 5 In financial year 2025, actuarial gains of Euros 6 million are recognized in other comprehensive income (actuarial gains of Euros 3 million at 31 December 2024). Of this amount, a gain of Euros 4 million resulted from changes in actuarial assumptions (Euros 1 million of gains at 31 December 202 4. The following table shows the reconciliation of the net present value of the defined benefit obligation (DBO): Consolidated financial statements notes appendix 105

Millions of Euros 31/12/2025 31/12/2024 Net present value of defined benefit obligation 113 111 Current service cost 6 6 Interest expense 3 3 Expenses recognised in the statement of profit and loss 9 9 Actuarial losses due to experience adjustments (2) (2) Actuarial gains due to changes in financial assumptions (4) (1) Revaluation recognised directly in other comprehensive income (6) (3) Pension benefits paid (6) (4) Net present value of defined benefit obligations at 31 December 110 113 The following payments are expected to be made in subsequent years based on the current pension obligations of the Group: Millions of Euros 31/12/2025 31/12/2024 In the next 12 months 5 7 Between 2 and 5 years 24 23 Between 5 and 10 years 31 30 After 10 years 128 127 Total expected payments 188 187 The weighted average term of the defined benefit plans is 11.6 years as of 31 December 202 5 ( 11.7 years at 31 December 202 4 ). Plan assets of the Group were invested in the following asset classes as of the reporting date: Millions of Euros 31/12/2025 31/12/2024 Cash and cash equivalents — 3 Financial investment 3 — Fund shares 8 8 Total assets 11 11 The plan assets transferred are invested in accordance with defined investment principles, whereby the maturity or termination option of the financial instruments must always be selected in such a way that the association can meet its payment obligations. In accordance with the investment principles, the assets can be invested in Euro time deposits as well as domestic government bonds, mortgage bonds or fund units in money market funds or corporate bonds, all in Euro. Loans can also be issued to the Group companies against the corresponding guarantees. A minimum rating of A - is required for all financial instruments. The calculation of the pension plans is based on the following actuarial assumptions: 31/12/2025 31/12/2024 Discount rate 3.9% 3.5% Expected return on plan assets 3.3% 3.4% Rate of increase for wages and salaries 3.4% 3.4% Rate of interest for pensions 2.0% 2.0% Employee turnover rate 3.0% 3.0% Actuarial assumptions are mainly based on historical empirical values with the exception of the discount rate. The calculation was based on the published Heubeck 2018 G mortality tables. Consolidated financial statements notes appendix 106

Under IAS 19.145, the effect of any possible changes to parameters for the underlying assumptions used to calculate the pension obligations must be disclosed in the sensitivity analysis. Only changes that are realistically expected to occur in the following financial year are to be con sidered. The actuarial rate of interest, salary trend, pension trend and life expectancy are regarded as material assumptions. These parameters are shown in the following overview together with information on the parameter changes and their impact on the net present value calculation a s o f 31 December 202 5. Millions of Euros Parameter change Impact on the pension obligation Rate of interest Increase by 50 basis points (5) Rate of interest Decrease by 50 basis points 6 Pension trend Increase by 100 basis points 6 Pension trend Decrease by 100 basis points (5) Life expectancy Increase by one year 3 The impact on the net present value calculation as of 31 December 202 4 is as follow s : Millions of Euros Parameter change Impact on the pension obligation Rate of interest Increase by 50 basis points (5) Rate of interest Decrease by 50 basis points 6 Pension trend Increase by 100 basis points 6 Pension trend Decrease by 100 basis points (5) Life expectancy Increase by one year 3 An amount of Euros 14 million (Euros 13 million at 31 December 202 4 ) was recognized as an expense for defined contribution plans and is broken down as follows: Millions of Euros 31/12/2025 31/12/2024 Employer contributions to statutory pension scheme 14 13 14 13 Consolidated financial statements notes appendix 107

GRIFOLS Consolidated financial statements | notes | appendix

(27) Employee Benefits

Equity-settled share-based payment plan

In May 2023, the Board of Directors approved a proposal to the Ordinary General Meeting on 16 June, 2023, which approved it, a long term incentive plan. based on the granting of stock options for certain executive directors, members of the senior management of Grifols and its subsidiaries.

The plan has a term of four years for each beneficiary, from the effective date where 40% of the options granted will vest (provided that the conditions for their vesting are met) at the end of the second year of the plan and the remaining 60% will vest (provided that the conditions for their vesting are met) at the end of the fourth year of the plan. A maximum of 4 million stock options will be granted, representing the right to acquire 4 million Class A shares of the Company with an exercise price of Euros 8.96 per Class A share.

As a condition for the vesting of the options granted, each beneficiary must have remained continuously employed by Grifols on each vesting date, must pass an individual performance evaluation and, in addition, settlement is subject to the achievement of specific, predetermined and quantifiable objectives, related to financial and non-financial metrics, in order to reward value creation through the achievement of the objectives set in the plan. The Company will allocate the shares it currently holds in treasury or may come to hold to cover the needs of the plan.

Settlement date	Number of shares assigned	Unit fair value (Euros)
2025	956,000	3.05
2027	1,458,000	2.85

Additionally, there is a special remuneration plan referenced to the value of the share settled in equity instruments for certain executives with an exercise price of Euros 8.964 and Euros 12.84 per Class A share and maturity 2024 and 2025.

Settlement date	Number of shares assigned	Unit fair value (Euros)
31/12/2026	700,000	1.08
31/12/2026	270,000	2.19

On June 5, 2025, the Annual General Shareholders' Meeting approved, as an extraordinary measure and with the aim of correcting an inconsistency for equity reasons, the adjustment of the exercise price of the options from Euros 12.84 to Euros 8.96 per Class A share.

The recognized amount in Equity as 31 December 2025 and 2024 amounts to Euros 6 million.

Cash-settled share-based payment plan

In May 2023, the Board of Directors of Grifols, S.A. approved a new long-term incentive plan based on restricted stock units (RSUs) aimed at certain members of the management team of the Company and its subsidiaries.

The plan has a total duration of four years, where 50% of the RSUs granted will be settled at the end of the second year of the plan and the remainder at the end of the fourth year of the plan. As a condition for the vesting of the RSUs granted, each beneficiary must have remained continuously employed by Grifols on the settlement date of the plan and, in addition, such settlement is subject to the achievement of performance objectives.

The RSUs will be settled in cash for an amount equivalent to the average price of the Class A shares during the five (5) business days prior to the settlement.

In May 2025, 50% of the RSUs granted were settled, amounting to Euros 2 million. At 31 December 2025, the total accumulated amount is Euros 2 million as long-term in the heading "Provisions" (Euros 3 million at 31 December 2024, of which Euros 2 million were short-term in the heading "Trade creditors and other accounts payable" and Euros 1 million were long-term in the heading "Provisions").

The amount recognized in the Consolidated Statement of Profit and Loss as of 31 December 2025 and 2024 amounts to Euros 1 million.

108

GRIFOLS | Consolidated financial statements | notes | appendix

Settlement date	Number of RSUs assigned	Unit fair value (Euros)
2027	258,550	9.42

Fidelity programs addressed to management

In 2024, the Group has signed contracts with certain executives, establishing a long-term share-based or cash-based incentive as part of its remuneration system.

In the case of transfer of shares, these will be made in equal terms on the anniversary date or at the end of the period, according to the terms of the agreement.

Each beneficiary must have been continuously employed by Grifols until the settlement date. The amount recognized in equity as of 31 December 2025 amounts to Euros 4 million (Euros 1 million as of 31 December 2024).

Stock Incentive plan

On 5 June 2025, the Annual General Shareholders' Meeting approved the 2025 Stock Incentive Plan - a long-term variable compensation plan - to be offered on a discretionary basis to members of the senior management team and other key employees of the Group.

The purpose of the plan is to align the interests of the beneficiaries with those of the shareholders and to support the long-term success of the company by promoting sustainable value creation, retaining key talent, and aligning with market standards.

The potential beneficiary group includes approximately 47 individuals, of whom 11 are senior executives. Neither the CEO nor the CFO will be beneficiaries of the Plan.

The plan has a three-year vesting period, which began on April 29, 2025, and will be settled in Class A shares within a reasonable period after the completion of such vesting period. Senior executives will receive 100% of their award in the form of performance shares, while the remaining participants will receive 65% in performance shares and 35% in fidelity shares.

The maximum number of shares to be delivered is 1,032,671, subject to the achievement of specific targets. For senior executives, 100% of the vesting of performance shares will depend on the relative Total Shareholders Return (TSR) compared to a predefined peer group. The plan includes performance thresholds and payout curves for deliveries ranging from 0% to 150% of the target, depending on the level of achievement of the performance criteria.

The amount recognized in equity as of 31 December 2025 amounts Euros 3 million.

Other obligations with personnel

In the event that control is taken of the Company, the Group has agreements with 29 employees/directors whereby they can unilaterally rescind their employment contracts with the Company and are entitled to termination benefits ranging from one to five years' salary.

In addition, the share-based remuneration plans maintained by the Company for certain employees include clauses according to which, in the event of a change of control, the amounts pending exchange would be early settled under the terms described in said agreements.

The Group has contracts with 21 executives entitling them to termination benefits ranging from one to four years of their salary in different circumstances.

109

(28) Taxation In tax matters, and in particular with regard to income tax, the Group is subject to the tax regulations of various jurisdictions, as a result of the Group’s geographical dispersion and the highly international nature of the activities carried out by its companies. In this context, the effective tax rate is influenced by the distribution of the profit generated among the different countries in which the Group operates a) Applicable taxes Grifols, S.A. is authorized to file consolidated tax returns in Spain with Grifols Movaco, S.A., Laboratorios Grifols, S.A., Instituto Grifols, S.A., Biomat, S.A., Grifols Viajes, S.A., Grifols International, S.A., Grifols Engineering, S.A., Araclon Biotech, S.L. and Aigües Minerals de Vilajuiga, S.A. Grifols, S.A., in its capacity as Parent, is responsible for the filing and settlement of the consolidated tax return. Under prevailing tax law, Spanish companies pay 25% tax, which may be reduced by certain deductions. The North American company Grifols Shared Services North America, Inc. is also authorized to file consolidated tax returns in the USA with Grifols Biologicals Inc., Grifols USA, LLC., Biomat USA, Inc. and Grifols Therapeutics Inc. The profits of the companies domiciled in the USA, determined in accordance with prevailing tax legislation, are subject to tax of approximately 22% of taxable income, which may be reduced by certain deduct ion s. During fiscal year 2025, the German tax legislation applicable to corporate income tax maintains its current rates in accordance with the tax rules enacted as of the reporting date. The statutory corporate income tax rate in Germany is 15% on the taxable base, to which a solidarity surc har ge of 5.5% on the calculated tax is applied, resulting in a combined federal rate of approximately 15.825%. In addition, entities are subject to a municipal trade tax, the amount of which varies depending on the municipality in which the business activity is carried out, bringing the typical combined effective tax rate to a range of approximately 23% to 33%, depending on the relevant local jurisdiction. Furthermore, in 2025 the German authorities approved a fiscal stimulus program aimed at encouraging business investment, which includes, among other measures, the gradual reduction of the corporate income tax rate starting in 2028 — decreasing progressively from the current level until reaching a rate of 10% in 2032 — subject to the enactment of the relevant legislation and approval by the German legislative chambers. These expected future changes may affect the measurement of deferred tax liabilities, in accordance with the applicable accounting criteria. The positive impact recorded under the caption 'income tax expense' amounted to Euros 51 million in fiscal year 2025. On July   4,   2025, the One Big Beautiful Bill Act (“OBBBA”) was enacted into law in United States. The OBBBA includes various corporate tax provisions, such as the permanent extension or modification of certain expiring provisions originally enacted under the Tax Cuts and Jobs Act of 2017, changes to the international tax regime, and the restoration of favorable tax treatment for certain business provisions. The changes resulting from the OBBBA have multiple effective dates, with some provisions becoming effective in 2025 and others phased in through 2027. Key corporate tax provisions include the restoration of 100% bonus depreciation, optional immediate expensing for domestic research and experimental expenditures, modifications to the Section   163(j) interest limitations, and updates to the GILTI and FDII regimes. The enactment of the OBBBA did not result in any material adjustments to total income tax provision of the Group for the year ended December   31,   2025. The Group has updated the deferred tax balances to reflect the impact of the OBBBA based on currently available information. As tax laws, related regulations, and interpretations continue to evolve, the current assessments may be revised in future periods as additional guidance regarding the application of the OBBBA becomes available. Consolidated financial statements notes appendix 110

GRIFOLS | Consolidated financial statements | notes | appendix

b) Reconciliation of accounting and taxable income

Details of the income tax expense and income tax related to profit for the year are as follows:

Millions of Euros	2025	2024	2023
Profit before income tax from continuing operations	615	444	206
Tax at 25%	154	111	52
Permanent differences	17	67	(66)
Effect of different tax rates	(30)	(49)	52
Effect of the change in the tax rate in Germany	(51)	—	—
Tax credits (deductions)	(21)	(22)	(2)
Prior year income tax expense	(11)	16	2
Other income tax expenses/(income)	57	108	5
Total income tax expense	**115**	**231**	**43**
Deferred tax	(162)	(75)	(140)
Current tax	277	306	183
Total income tax expense	**115**	**231**	**43**

The effect of the different tax rates is basically due to a change of country mix in profits.

As of December 31, 2025, and 2024, the caption "Other income tax expenses/(income)" includes, among other concepts, the accrual of fiscal provisions (see Note 28(f)).

c) Amounts recognized directly in shareholders' equity

The breakdown of the tax effect associated with each component of the 'Other Comprehensive Income' caption is as follows:

Millions of Euros		2025			2024		
		Gross	Tax effect	Net	Gross	Tax effect	Net
Cash flow hedges		(1)	—	(1)	(1)	—	(1)
Foreign currency translation differences		(1,055)	—	(1,055)	496	—	496
Gains and losses on non-current assets held for sale	Note 10	—	—	—	(2)	—	(2)
Gains and losses on the remeasurement of defined benefit plans	Note 26	5	(1)	4	3	(3)	—
Gains and losses on the measurement of financial assets at fair value	Note 11	(80)	—	(80)	(18)	—	(18)
		(1,131)	**(1)**	**(1,132)**	**478**	**(3)**	**475**

111

d) Deferred tax assets and liabilities Details of deferred tax assets and liabilities are as follows Millions of Euros Tax effect 31/12/2025 31/12/2024 Assets Provisions 29 31 Inventories 78 76 Tax credits (deductions) 40 27 Tax loss carryforwards 89 50 Fixed assets, amortisation and depreciation 80 78 IFRS16 deferred assets 41 40 Other (a) 105 88 Subtotal, assets 462 390 Goodwill (2) (2) Fixed assets, amortisation and depreciation (6) (9) IFRS16 deferred liabilities (38) (37) Other — — Subtotal, net liabilities (46) (48) Deferred assets, net 416 342 Liabilities Goodwill (449) (451) Intangible assets (573) (679) Fixed assets (89) (101) Debt cancellation costs (15) (22) Deferred tax liability under IFRS 16 (154) (157) Others (3) (6) Subtotal, liabilities (1,283) (1,416) Tax loss carryforwards 4 3 Tax credits (deductions) 16 18 Inventories — 2 Provisions 165 145 Deferred tax asset under IFRS 16 180 183 Other 57 53 Subtotal, net assets 422 404 Net deferred Liabilities (861) (1,012) (a)The item ‘Other’mainly includes the impact of the temporary limitation on the offsetting of negative tax bases applicable to the Spanish tax group during the period. Consolidated financial statements notes appendix 112

GRIFOLS | Consolidated financial statements | notes | appendix

Movement in deferred tax assets and liabilities is as follows:

Millions of Euros	31/12/2025	31/12/2024	31/12/2023
Deferred tax assets and liabilities			
Balance at 1 January	(670)	(688)	(860)
Movements during the year	162	75	140
Business combination (note 3)	—	—	—
Translation differences	63	(57)	32
Balance at 31 December	**(445)**	**(670)**	**(688)**

The Spanish companies have opted to apply accelerated depreciation to certain additions to property, plant and equipment, which has resulted in the corresponding deferred tax liability.

The remaining assets and liabilities recognized in 2025, 2024 and 2023 were recognized in the statement of profit and loss.

The majority of the tax deductions pending application from Spanish companies related mainly to research and development, mature in 18 years. Likewise, the Group estimates that practically the entire amount will be applied in 5 years.

e) Deferred tax assets and liabilities not recognized

The Group has not recognized as deferred tax assets the tax effect of tax loss carryforwards of Group companies amounting to Euros 74 million (Euros 125 million as of 31 December 2024).

The amount of unrecognized deferred tax liabilities associated with investments in subsidiaries was Euros 75 million as of 31 December 2025 (Euros 80 million as of 31 December 2024).

Commitments arising from the reversal of deferred taxes relating to portfolio provisions are not significant."

f) Years open to inspection

In accordance with the tax legislation applicable in each jurisdiction, the tax authorities may review and reassess the principal taxes of the Group's consolidated entities for those fiscal years that remain within the respective statutory limitation periods. The length of such periods varies by country, with the most relevant for the Group being the following:

Ireland applies a four-year statute of limitations, measured from the end of the chargeable period in which the relevant tax return is filed. Therefore, the tax periods still open are 2021 onwards.

In Germany, under normal circumstances, tax years may be subject to examination for up to four years from the end of the calendar year in which the tax liability arose. Fiscal year 2022 is the last year still open to inspection.

In Spain, a four-year statute of limitations applies, beginning on the day following the end of the statutory filing deadline for submitting the tax return. However, since the parent company is currently involved in litigation regarding a tax assessment issued by the Spanish tax authorities for fiscal years 2017 to 2019, the statute of limitations for those years has been interrupted. Consequently, 2017 remains the last fiscal year still open to inspection.

For the United States (federal level), the statute of limitations is three years from the filing date of the tax return. This means that, as of December 31, 2025, fiscal years 2022, 2023, and 2024 remain open. In addition, fiscal years 2017 and 2018 also remain open as they are currently under examination.

Tax Audits

The Group is currently undergoing the tax audits explained below. Note that the Group acts with the tax authorities in a cooperative and transparent manner to resolve disputes and considers that its position in the years and matters described below is in accordance with the law and is based on a reasonable interpretation of the applicable regulations. Therefore, the Group intends to file all the appropriate appeals and petitions to best defend its interests. Procedures related to taxes currently on-going are detailed below.

113

• Certain companies of the Group domiciled in Spain, taxed under the Spanish tax consolidation regime, were subject to an audit by the Spanish State Tax Administration Agency in relation to Corporate Income Tax for the fiscal years 2014, 2015 and 2016 and Value Added Tax for th e y ears 2015 and 2016. On 8 November 2021, the Group agreed to the resulting assessments ("conformidad"). No penalties were imposed on any of the Gr oup companies for any of the taxes subject to audit. This audit has resulted in an adjustment impacting the allocation of taxable income between different jurisdictions and in light of their effect on the Group's transfer pricing position. Therefore, the Group now has a legal right to recover certain amounts from the corresponding jurisdictions, under a Mutual Agreement Procedure (MAP) in accordance with the provisions of the European Convention on the elimination of double taxation in connection with the adjustment of profits of associated companies. This MAP is currently on - going and, as of 31 December 2025, the Group has recognized a current tax asset of 18 million euro in relation to this matter. • Grifols Shared Services North America, Inc. and subsidiaries received in 2020 notification of a tax audit relating to the State Income Tax for the fiscal years 2017 and 2018. The focus of the audit by the US Internal Revenue Service ("IRS") is an intercompany intangible licensing transaction and the income generated in the United States from this transaction. The IRS is finalizing a proposed adjustment related to this issue. The Group believes that its transfer pricing position with respect to this intercompany transaction reflected in the originally filed tax returns is robust and that it has meritorious defenses to an y IRS proposed adjustment. In accordance with U.S. tax law, any future tax assessment issued by the IRS (which would include interest running from the filing due date of the original returns) would not give rise to a payment obligation until the taxpayer has exhausted the administrative alternatives that are available to challenge an IRS proposed adjustment (including competent authority proceedings and certain judicial proceedings). In general, the Group strives to resolve open matters with each tax authority at examination level and may either reach an agreement with a tax authority at any time in the process or later decide to challenge any assessments raised. In any case, the Group reserves its right to file all relevant appeals and claims (both domestic and international) necessary to defend its interests. It is unlikely for the resolution of this complex tax matter t o t ake place within the next 12 months. • Certain Group companies domiciled in Spain, taxed under the Spanish tax consolidation regime, recently underwent an audit by the Spanish State Tax Administration Agency, in relation to Corporate Income Tax for the fiscal years 2017 to 2019 and Value Added Tax, personal income tax, non - resident income and capital income tax for June 2018 to December 2019. In July 2024, the Group disagreed to the corresponding assessment proposals ("disconformidad") and has received the corresponding final assessments. No penalties were imposed on any of the Group companies for any of the taxes subject to these audit proceedings. As regards Corporate Income Tax, the assessment is based on a different pricing criteria approach, interrelated with the items under review by the IRS and affecting different jurisdictions in which the Group operates. In relation to VAT, the assessment relies on a different interpretation of the financial activity carried out by the Group and how such difference affects the deductibility of certain expenses. In this last case, the Group's position has been partially upheld in a ruling by the Spanish Central Administrative Tribunal ("Tribunal Económico - Administrativo Central"). As noted, the Group intends to file all the appropriate appeals and petitions to best defend its interests. Moreover, in June 2025, the Spanish State Tax Administration Agency initiated audit proceedings as regards certain Group companies domiciled in Spain, taxed under the Spanish tax consolidation regime. The audit relates to Corporate Income Tax for the fiscal years 2020 to 2023 and Value Added Tax, personal income tax, non - resident income and capital income tax for 2021 to 2023. The audit is currently in its initial stages. The net tax provision included in the group's Financial Statements to cover the worldwide exposure to uncertain tax treatments at December 31, 2025 is Euros 180 million, taking into account the offset carried out by the Spanish Tax Authorities for an accumulated amount of 47 million (Euros 137 million as of December 31, 2024). This provision is included under the caption “other creditors” ("Other public entities") in the consolidated balance sheet. This increase in the net tax provision for uncertain tax positions relates to transfer pricing mainly as a result of an update of potential tax liabilities following the tax audits mentioned above. Transfer pricing matters are complex, highly subjective and open to disputes involving different tax jurisdictions. The topics under discussion are complex and may take many years to resolve. The tax liability includes uncertain tax treatments that are estimated using either the most likely amount method or the expected value method and depend on the Group's assessment as to whether the approach taken by the Tax Authorities is likely to be sustained by Tribunals or Courts. Such assessment could change in the future to reflect progress in Tax Authorities' reviews to the extent that any Tax Authority review is concluded; Consolidated financial statements notes appendix 114 progress in on - going appeals and international procedures, including the return of taxes which have already been paid under the assessments set out above; changes in legal provisions or in the interpretation of such provisions; or even expiry of the corresponding statutory period s o f limitations. Management believes that it is unlikely that additional liabilities, above the amounts provided, will arise. Also, it is possible that the amounts provided may change and be partially, or even entirely, mitigated in future periods, as reviews, appeals or procedures challenging the Tax Authorities' approach progress or even the relevant statutes of limitation expire. Management continues to believe that the Group's position on all its transfe r p ricing, audits and disputes is robust, and that the Group has recognised appropriate tax provision balances, including consideration of whether corresponding relief will be available under applicable Mutual Agreement Procedures with the different countries. Timing of cash flows As highlighted above, the Group is currently under tax audit in several countries and the timing of any resolution of these a udi ts is uncertain. It is anticipated that tax payments may be required in relation to ongoing tax audits in the coming years in the various jurisdictions in which the Group operates and that, despite the fact that the issues in these audits are interrelated, these may occur in consolidated cash flows as they may affect different time periods. The Group, nevertheless, considers the tax liabilities set out above to appropriately reflect, according to current information, the expected value of any final settlement. Some of the items discussed above are not currently within the scope of tax authority audits and may take longer to be resolv ed. Minimum taxation (Pillar 2 OECD) The Inclusive Framework on Base Erosion and Profit Shifting (BEPS) of the Organisation for Economic Co - operation and Development (OECD)/G20 addresses the tax challenges arising from the digitalisation of the global economy. The Global Model Rules against Base Erosion (Pillar 2 rules) apply to multinational enterprises (MNEs) with annual revenues exceeding €750 million according to their consolidated financial statements. On 23 May 2023, the International Accounting Standards Board issued the Model Rules for Pillar Two of the International Tax Reform – Amendments to IAS 12 (the Amendments). The Amendments clarify that IAS 12 applies to income taxes arising from tax legislation enacted or substantially enacted to implement the Pillar 2 model rules published by the OECD, including tax legislation that implements a mechanism (QDMTT) to allow the top - up tax to be collected in the jurisdiction of the subsidiary rather than the jurisdiction of the ultimate parent of the group. The Group has adopted these ame ndments, which introduce: • A mandatory temporary exception to the accounting for deferred taxes arising from the jurisdictional implementation of the Pi l lar 2 model rules. • Disclosure requirements for affected entities to help better understand an entity's exposure to Pillar 2 income taxes arising from such legislation. Pillar 2 rules have been adopted in numerous jurisdictions in which the group operates, including, significantly, in European Union jurisdictions such as Spain. In accordance with these rules, the Group is considered a multinational enterprise to which Pillar 2 rules will apply. The Group has assessed its potential exposure to Pillar 2 income taxes based on the 2024 country - by - country reports and 2025 financial information of the Group's constituent entities. The effective Pillar 2 tax rates in most jurisdictions in which the Group operates are higher than 15%. The most significant exceptions to this are: • Ireland, where the nominal corporate tax rate is 12.5%; although the Group has not incurred in any current tax expense under Pillar 2 in that jurisdiction in the 2025 fiscal year (Euros 6 million in the 2024 fiscal year); and • Hong Kong, where a current tax expense under Pillar 2 of Euros 0.2 million has been recognized. The Group continues to monitor legislative developments in Pillar 2, as other countries enact the Pillar 2 model rules, to assess the potential future impact on its consolidated operating results, financial position and cash flows going forward. Consolidated financial statements notes appendix 115

(29) Other Commitments with Third Parties and Other Contingent Liabilities a) Guarantees Grifols is required to provide certain guarantees in the ordinary course of its business activities, as well as sureties related to bids and contractual commitments. It is not expected that any additional liability will arise from these guarantees and sureties in the accompanying consolidat ed financial statements. b) Guarantees committed with third parties Grifols, through Grifols Shared Services North America, Inc, acts as a guarantor for two lease contracts for certain ImmunoTek plasma centers not affected by the collaboration under Biotek America LLC. In addition, and as a result of the acquisition of the Group 4 Centers, these are encumbered as collateral of the Promissory Note and (following the same guarantee provided by Grifols S.A. under the Collaboration Agreement with Immunotek) the Promissory Note is guaranteed by Grifols, S.A. (see note 3). The Company maintains contractual commitments derived from its activity, which may involve the provision of guarantees and/or collaterals to third parties. Such guarantees are granted in accordance with the applicable contractual terms and include, among others, sureties, deposits or similar instruments. Additionally, the Group has significant guarantees extended to third parties described in notes 17 and 19. c) Purchase commitments Purchase and Sale Option for Grifols Canada Plasma, Inc. and Other Commitments After the acquisition, the company previously known as CPR has been renamed Grifols Canada Plasma, Inc. ( Note 1 0 ). The Group has formalized a call/put option agreement over the remaining 49.90% of the share capital, exercisable from July 2026 and, in any case, before January 2027. The price will be determined according to a contractual formula based on twice the liters of plasma collected in the six months prior to (i) the month immediately preceding the closing, or (ii) the date on which the collection centers from, which Grifols obtains plasma in Canada, have reached 600,000 liters collected, whichever occurs first., multiplied by a price (320 or 250 Canadian Dollars per liter depending on the characteristics of the plasma center), together with adjustments for working capital and net debt. As of 31 December 202 5 , the value of the option is not significant. In accordance with the acquisition agreement, the Group has granted a loan linked to the transaction, the amount drawn under which will reduce the future payment corresponding to the acquisition of the remaining interest. The loan, initially Canadian Dollars 2 million, may increase up to a maximum of Canadian Dollars 15 million depending on the volume of plasma collected by Grifols Canada Plasma, Inc. The agreement includes a Subsequent Option (Fallback) mechanism, which allows, if the initial options are not exercised, a restructuring through the transfer of the Group’s interest in exchange for three operating centers, ensuring continuity of supply. Additionally, the Group maintains a plasma purchase commitment from Grifols Canada Plasma, Inc.'s centers subject to contractual extension, and unit prices defined in the agreement. The agreement also includes specific warranties and indemnities provided by the non - controlling shareholders, covering tax contingencies, ongoing litigation, and intellectual property claims, as well as liability caps equivalent to the purchase price. Consolidated financial statements notes appendix 116

Purchase option on BPC Plasma Inc. and Haema GmbH Pursuant to the share purchase agreement dated 28 December 2018, the Group, through Grifols Shares Services North America Inc (for the shares of BPC Plasma Inc, formerly known as Biotest US Corporation ("BPC") and Grifols Worldwide Operations Limited (for the shares of Haema AG, now called Haema GmbH ("Haema")) (the "Selling Companies") sold 100% of the capital shares of BPC and Haema to Scranton Plasma B.V. ("Scranton"). The share purchase agreement includes an option for the Selling Companies to repurchase the shares, granting the Selling Companies an irrevocable and exclusive right (though not an obligation) to repurchase the shares sold to Scranton at any time following the sale, provided that when the option of the repurchase of the shares of a company (BPC or Haema, as the case may be) is exercise, the option for the repurchase of the other company (Haema or BPC, as the case may be) is also exercised simultaneously. The purchase option involves a fluctuating number of shares and a variable acquisition price. This characteristic classifies it as a derivative financial instrument that needs to be fairly valued, ultimately impacting the profit and loss account. The exercise price for the option will be determined based on the higher of the following two amounts: (i) the aggregate of the price at which the shares were sold to Scranton, increased by any expenses relating to the completion of the transactions contemplated in the relevant share purchase agreement, plus the increase in net working capital from the date of sale until the repurchase completion date resulting from the exercise of the repurchase option; and (ii) the amount required to pay in full the indebtedness that Scranton incurred with the lending entity to purchase the shares of Haema and BPC from the Selling Companies, for an amount of Euros 425 million along with any accrued interest and additional amounts required to fully repay tha t indebtedness. Based on the abovementioned contractual conditions, Grifols has estimated the value of the exercise of the repurchase option as follows: (i) the price at which the Selling Companies sold the shares to Scranton (totalling EUR 538 million) increased by any expenses relating to the completion of the transactions contemplated in the relevant share purchase agreement, plus (ii) the change in working capital. Based on the business models of Haema and BPC, this change in working capital is expected to primarily reflect the undistributed profits at the time of exercise of the repurchase option. Given that the price of the exercise of the repurchase option aligns closely with the fair value of BPC and Haema, this option's overall value is not considered significant. Furthermore, since the valuation of the option relies on unobservable market factors, it falls under Level 3 of the fair value hierarchy. In July 2024, Scranton entered into a loan agreement with funds controlled or managed by Oaktree (the "Loan Agreement") to refinance the loan that Scranton had initially obtained from banks in 2019. According to the terms of the Loan Agreement, this financing benefits from the following guarantees and security interest: (i) by a guarantee from BPC, (ii) a pledge of the shares of Haema and BPC, and (iii) pledges over the assets of BPC. In March 2025 and once the transformation of Haema into a limited liability company in the form of GmbH had concluded, following the terms of the Loan Agreement, Haema acceded to the Loan Agreement as a guarantor and granted security over its assets as collateral for the Loan Agreement. In the event of a default under the Loan Agreement, the Selling Companies can, respectively and simultaneously, exercise the repurchase option for both companies within 90 days after receiving notification of the default. If the Selling Companies fail to exercise this option within that timeframe, they will lose their right to repurchase the shares of Haema and BPC. As of 31 December 2025, no defaults have been reported under the Loan Agreem ent . In relation to the sale of the shares of BPC Plasma, Inc. and Haema, GmbH, a loan was signed by Scranton Enterprises BV. with the Group on 28 December 2018 for an initial amount of US Dollars 95 million (Euros (87 million) which maturity has been extended to 28 June 2027 (previously December 2025). The remuneration is 2%+ EURIBOR and matures on 28 June 2027 (previously December 2025). In 2023 an additional amount of Euros 15 million was arranged under the same conditions as the initial loan. As of 31 December 2025, the recorded amount stands at Euros 124 million, including accrued and capitalized interest to date (Euros 132 million as of 31 December 2024) (see note 11). Purchase option from Plasmavita Healthcare GmbH On November 22, 2017, the company Plasmavita Healthcare GmbH was incorporated in Germany. Currently, the Group is a shareholder of 50% of the shares and two individual partners, shareholders of the remaining 50% of the Company's shares. Through a management services agreement, one of them (the "Managing Partner") provides certain management services to the Company. The Company's incorporation agreement establishes a purchase option in favor of the Group that grants the irrevocable right (not the obligation) to the Group to acquire the remaining 50% stake in the Company from the two individual partners within a period of 6 months from the moment the Managing Partner ceases to provide the Company's management services. The fair value of the purchase option is not material. Consolidated financial statements notes appendix 117

GRIFOLS | Consolidated financial statements | notes | appendix

Purchase option with National Service Projects Organization (Egypt)

On July 29, 2021, Grifols entered into an agreement with the Egyptian entity National Service Projects Organization ("NSPO"), under which Grifols and NSPO established a company in Egypt for the construction and operation of 20 plasma collection centers in Egypt, a fractionation plant, and a protein purification and filling facility. Grifols and NSPO hold 49% and 51%, respectively, in this company. The agreement includes a call option and a put option for both shareholders, allowing each party to acquire from or sell to the counterparty the entirety of its ownership interest. These options may be exercised once a 10-year period has elapsed since the company's incorporation. As the options are based on a variable number of shares and a variable amount, a derivative financial instrument exists, which must be measured at fair value through profit or loss. The exercise price of the option is based on a market value, which implies that, upon exercise, the price will approximate the fair value of the interest to be acquired. As of 31 December 2025, the value of the option is not significant.

Canadian Blood Services

In September 2022, Grifols signed a collaboration agreement with Canadian Blood Services (CBS) to supply them with 2.4 million grains of Immunoglobulin exclusively through a network of Canadian plasma centers that should be fully developed and operational by 2027. To achieve this goal, Grifols will need to collect 600.000 liters of Canadian plasma annually from Grifols-owned plasma centers in Canada. For this reason, Grifols has made the following commitments for the acquisition of plasma and self-built centers in Canada:

Millions of Euros		
	2026	**2027**
	6	31

d) Contractual commitments

Agreement on the sale of the 20% shareholding in SRAAS

As a consequence of the agreement to sell the 20% shareholding in Shanghai RAAS to Haier, both companies signed the following agreements:

- The existing Exclusive Distribution Agreement for human serum albumin for the Chinese market, signed with SRAAS, will have a duration of 10 years (until 2034), with a 10-year extension option by SRAAS and guaranteed minimum supply volumes for the period 2024-2028. In the absence of an agreement for subsequent years, the minimum volumes agreed for 2028 will apply. Pricing under such an agreement will remain at the same applicable standards.
- Grifols commits to achieve an aggregate GDS's Group EBITDA of US Dollars 850 million for the period 2024-2028 under condition that Haier owns no less than 10% of SRAAS. In the event of a breach of this commitment, it will compensate SRAAS with cash in 2029 for the multiplier resulting from the shortfall and the capital ownership that SRAAS' current holds in GDS. Based on the most pessimistic projections for the GDS Group, the probability of deviation is very low and therefore no liability has been considered at the closing of the sale transaction. The results of the different scenarios considered are as follow:

Scenario	**Percentage (1)**
Baseline scenario	3.8 %
Sensitivity to Sales BTS	3.0 %
Sensitivity to Sales CDx	3.8 %
Sensitivity to Sales MDS	0.6 %
Worst scenario	(0.2)%
Weighted scenario (baseline and worst)	1.8 %
Weighted scenario (all sensitivities)	2.2 %

1 - Variation (expressed in percentage) between the commited EBITDA of 850 million and the estimated EBITDA

- Grifols undertakes that, for so long as it controls GDS directly or indirectly, it will use its commercially reasonable efforts, without obligation, to ensure that GDS declares and distributes dividends to its shareholders in each year after closing in an amount not less than 50% of the net profits of GDS for that year.
- Grifols has pledged its shares in SRAAS in favour of Haier (on behalf of Haier and SRAAS), to secure the cash pooling agreement between GDS, as creditor, and Grifols, as debtor.
- Grifols retains the right to appoint a director to the board of directors of SRAAS. However, Grifols has granted Haier (a) a voting proxy for 10 years and (b) a right of first refusal in case Grifols wishes to sell these shares. The voting proxy agreement has been valued at Euros 10 million, which will be amortized over 3 years as this is the period during which Haier and Grifols have agreed not to transfer their shares in SRAAS. As of 31 December 2025, an income of Euros 3 million (Euros 2 million as of 31 December 2024) has been recognized in the Consolidated Statements of Profit and Loss.

118

GRIFOLS | Consolidated financial statements | notes | appendix

Commercial commitments

As of December 31, 2025, the Group maintains existing commercial commitments with customers amounting to Euros 31 million (USD 36 million), whose disbursements are expected to be realized in the following fiscal years:

Millions of Euros		
2026	2027	2028-2031
5	2	24

e) Judicial procedures, arbitration and others

Details of legal proceedings in which the Group companies are involved are as follows:

- **EXECUTIVE COMMITTEE OF CNMV**

On September 25, 2024, Grifols received notification that the Executive Committee of CNMV had initiated an administrative sanctioning procedure in connection with the conclusions reached by the CNMV on March 21, 2024. These conclusions were disclosed by the Company as Inside Information on the same date and subsequently supplemented. The proposed sanction against Grifols for the incidents mentioned in the conclusions and supplementary information does not exceed one Million Euros. On 7 November, 2024, Grifols submitted allegations against the initiation of the administrative sanctioning procedure. On 16 May, 2025 Grifols requested the CNMV to conclude the administrative procedure, which concluded with the resolution of the CNMV on 25 June, 2025, initiating a two-month period to commence the contentious-administrative procedure before the National High Court.

The appeal was formally filed before the National Court on September 24, 2025 and was admitted for processing by decree dated October 7, 2025. However, as of February 25, 2026, the National Court has not yet received the administrative file from the CNMV, and therefore Grifols has not been summoned to file the statement of claim.

- **SQUEEZE OUT PROCEEDINGS ACCORDING TO SECTION 39A FF. OF THE GERMAN TAKEOVER ACT RELATING TO THE ORDINARY SHARES OF BIOTEST AG.**

The proceedings started with the squeeze out application on March 28, 2022 submitted with the Frankfurt District Court. On October 27, 2022, the Frankfurt District Court announced its decision that all ordinary shares in Biotest AG not yet directly or indirectly owned by Grifols S.A. must be transferred. A total of four defendants filed an appeal against this decision and on May 27, 2024 the Frankfurt Court of Appeals has rendered its decision to reject the defendants' appeal at their costs. Subsequently the defendants' objected to the cost decision and filed a legal complaint with the Federal Court of Justice. Grifols is waiting for the Federal Court of Justice to decide.

Should the Federal Court of Justice decide in Grifols favour and reject the defendants' legal complaint, the transfer order would be final. All ordinary shares in Biotest AG not yet directly or indirectly owned by Grifols S.A. would then be transferred. Grifols would then have to pay the offered cash compensation of Euros 43.00 per ordinary share.

- **ADDITIONAL LITIGATION**

The Group is involved in specific legal procedures arising from its ordinary course of its activities in the United States, including individual claims for litigations derived from accidents occurring in certain facilities and certain wage and hour proceedings. These cases are in the very early stages and it is not yet known what the probability is that any of the cases can result in any potential relevant cash outflow for the Group. Based on past litigation and results, Grifols asserts that it is possible that one or more cases can reach to a material level in the future. In any case, Grifols will vigorously defend itself, and as part of its internal process, it will continue to asses, on a timely basis, any changes in facts and circumstances that may modify its risk evaluation. In the event that any of these contingencies becomes more probable, it will determine whether they could result in a material cash outflow.

Management considers that the resolution or continuation of these proceedings and investigations will not have a material effect on the Group's financial position, operating results or cash flows.

119

(30) Financial Instruments a) Classification Below is a breakdown of the financial instruments by nature, category and fair value. The Group does not provide details of the fair value of certain financial instruments as their carrying amount is very similar to their fair value because of its short term. Consolidated financial statements notes appendix 120

Non - current financial assets 2 337 — — — 339 339 — — 339 Derivative instruments — — — — — — — — — — Trade receivables — 431 — — — 431 — 431 — 431 Financial assets measured at fair value 2 768 — — — 770 Non - current financial assets — — — 173 — 173 Other current financial assets — — — 36 — 36 Trade and other receivables — — — 321 — 321 Cash and cash equivalents — — — 825 — 825 Financial assets measured at amortized cost — — — 1,355 — 1,355 Derivatives instruments (5) — — — — (5) — (5) — (5) Financial liabilities measured at fair value (5) — — — — (5) Senior Unsecured & Secured Notes — — — (5,314) — (5,314) (5,455) — — (5,455) Promissory Notes — — — (76) — (76) Senior secured debt — — — (2,139) — (2,139) — (2,203) — (2,203) Other bank loans — — — (180) — (180) Lease liabilities — — — (1,082) — (1,082) Other financial liabilities — — — (847) — (847) Trade and other payables — — — (1,093) — (1,093) Other current liabilities — — — — (314) (314) Financial liabilities measured at amortized cost — — — (10,731) (314) (11,045) (3) 768 — (9,376) (314) (8,925) Millions of Euros 31/12/2025 Fair Value Financial instruments at FVTPL Financial instruments at FV through OCI Hedges Amortised cost Other financial liabilities Total Level 1 Level 2 Level 3 Total Consolidated financial statements notes appendix 121

Non - current financial assets 5 417 — — — 422 422 — — 422 Derivative instruments — — 7 — — 7 — 7 — 7 Trade receivables — 532 — — — 532 — 532 — 532 Financial assets measured at fair value 5 949 7 — — 961 Non - current financial assets — — — 67 — 67 Other current financial assets — — — 238 — 238 Trade and other receivables — — — 251 — 251 Cash and cash equivalents — — — 980 — 980 Financial assets measured at amortized cost — — — 1,536 — 1,536 Derivatives instruments (6) — — — — (6) (6) (6) Financial liabilities measured at fair value (6) — — — — (6) — — Senior Unsecured & Secured Notes — — — (5,356) — (5,356) (5,231) (5,231) Promissory Notes — — — (73) — (73) — — Senior secured debt — — — (2,310) — (2,310) (2,360) (2,360) Other bank loans — — — (346) — (346) — — Lease liabilities — — — (1,142) — (1,142) Other financial liabilities — — — (934) — (934) Trade and other payables — — — (1,062) — (1,062) Other current liabilities — — — — (318) (318) Financial liabilities measured at amortized cost — — — (11,223) (318) (11,541) (1) 949 7 (9,687) (318) (9,050) Millions of Euros 31/12/2024 Fair Value Financial instruments at FVTPL Financial instruments at FV through OCI Hedges Amortised cost Other financial liabilities Total Level 1 Level 2 Level 3 Total Consolidated financial statements notes appendix 122

b) Measurement of fair value In order to determine the fair value of financial assets or liabilities, the Group uses the following hierarchy based on the rel evance of the variables used: • Level 1: estimations based on quoted prices of the instrument. • Level 2: estimations based on significant observable variables coming directly from the market. • Level 3: estimations based on valuation techniques other than observable variables in the market, mainly discounted cash flow s . c) Financial risk management This section provides information on the Group’s exposure to risks related to the use of financial instruments, the objectives and procedures for measuring and managing risk, as well as the capital management carried out by the Group. Grifols’ risk control and management system is designed to identify, assess, and manage risks that may affect the achievement of strategic objectives, providing reasonable assurance of their fulfillment. The Group is exposed to the following risks • Credit risk • Liquidity risk • Market risk: includes interest rate risk, currency risk and other price risks. The Group’s risk management policies are established with the aim of identifying and analyzing risks, setting appropriate limits and controls, and ensuring compliance with those limits. These policies are reviewed regularly to reflect changes in market conditions and in the Group’s activities and are integrated into planning and decision - making processes. The system is based on principles such as defining a risk tolerance framework, segregation of duties between operational and supervisory areas, and continuous improvement. It also seeks to foster a strict and constructive control environment in which all employees understand their roles and responsibilities. Governance of the system lies with the Board of Directors, which approves the risk control and management policy. The Audit Committee oversees its effectiveness and periodically reviews its adequacy, assisted by Internal Audit through regular and ad hoc reviews. Likewise, the Risk Management Committee ensures the proper integration of risk management throughout the organization (1) Credit risk Credit risk is the risk of loss arising from the failure of customers or counterparties to meet their contractual obligations, and it mainly originates from trade receivables, financial investments, and cash and cash equivalent positions held with financial institutions. For Grifols, exposure is concentrated in outstanding receivables, particularly from public entities, where payment delays are more common. This risk is mitigated by claiming interest in accordance with the applicable legislation, to which the Group is primarily entitled under Spanish regulations. In markets where transactions are carried out with private entities, no significant cases of insolvency or default have been identified. Managing this risk is a priority for the Group, which applies a corporate policy aimed at maintaining exposure at acceptable levels. This policy combines the assessment and periodic review of credit risk with the definition of collection terms adapted to each market, the assignment of credit limits, and risk categorization, as well as preventive measures such as guarantees, advance payments, and credit insurance. Additionally, the Group regularly monitors its exposure to credit risk with banks and financial institutions, maintaining a low - risk profile by working exclusively with highly solvent entities with strong credit ratings according to international agencies. The solvency of these entities is reviewed periodically to ensure active management of counterparty risk. Consolidated financial statements notes appendix 123

GRIFOLS | Consolidated financial statements | notes | appendix

Exposure to credit risk

The carrying amount of financial assets represents the maximum exposure to credit risk. At 31 December 2025 and 2024 maximum level of exposure to credit risk is as follows:

Millions of Euros			
Carrying amount	Reference	**31/12/2025**	**31/12/2024**
Non-current financial assets	Note 11	512	490
Other current financial assets	Note 11	36	244
Contractual assets	Note 13	83	36
Trade receivables	Note 13	651	705
Other receivables	Note 13	20	17
Cash and cash equivalents	Note 14	825	980
		2,127	**2,472**

The carrying amount of receivables and contractual assets by geographical area, at 31 December 2025 and 2024 is as follows:

Millions of Euros		
Carrying amount	**31/12/2025**	**31/12/2024**
Spain	65	60
EU countries	88	116
United States of America	38	46
Other European countries	151	92
Other regions	392	427
	734	**741**

The Group is not exposed to significant credit risk, as both its cash positions and its derivative contracts are maintained with highly solvent financial institutions.
Impairment losses

(2) Liquidity risk

Liquidity risk is defined as the risk that the Group may encounter difficulties in meeting its financial obligations as they fall due, particularly those requiring the delivery of cash or another financial asset.The Group's approach to managing liquidity risk is to maintain, wherever possible, sufficient liquidity to meet its obligations at maturity under both normal market conditions and periods of financial stress, thereby avoiding unacceptable losses or reputational damage.

The Group manages liquidity riskprudently, based on availability of cash and sufficient committed and undrawn long-term credit facilities, and forecasted operating cash flows. These resources enable the Group to implement its business plans and operate with stable and reliable sources of funding.

Liquidity at the end of the period stood at Euros 1.678 million (including undrawn committed credit lines), with the following details:

Millions of Euros	**31/12/2025**	**31/12/2024**
Current deposits	8	5
Restricted cash	24	—
Cash in hand and at banks	793	975
Total cash and cash equivalents	**825**	**980**
Undrawn committed credit lines	853	1,279
Total Liquidity	**1,678**	**2,259**

124

GRIFOLS | Consolidated financial statements | notes | appendix

The Credit Agreement establishes a limitation on the disposition of the "revolving line" that has not been exceeded as of 31 December 2025 and 2024.

The Group currently has adequate liquidity to meet its obligations through a combination of internally generated cash flows, existing cash reserves, and access to unused credit lines. Furthermore, the Group does not generate material cash flows in jurisdictions subject to significant restrictions on the repatriation of funds.

As in prior years, the Group continues to implement working capital optimization programs, primarily based on non-recourse receivables factoring arrangements, which contribute to efficient liquidity management.
The main contractual obligations existing at the end of the fiscal year comprise mainly long-term financial debt obligations with capital repayments and interest payments (see note 19).

Details of the contractual maturity dates of financial liabilities including committed interest calculated using interest rate forward curves are as follows:

Millions of Euros

Carrying amount	Reference	Carrying amount at 31/12/2025	Contractual flows	6 months or less	6 - 12 months	1-2 years	2- 5 years	More than 5 years
Financial liabilities								
Bank loans	Note 19	2,319	2,598	185	93	2,309	11	—
Other financial liabilities	Note 19	847	1,276	206	1	101	318	650
Bonds and other marketable securities	Note 19	5,390	6,602	270	145	1,029	5,158	—
Lease liabilities	Note 19	1,082	1,713	56	57	108	296	1,196
Payable to suppliers	Note 20	841	841	839	2	—	—	—
Other current liabilities	Note 21	57	57	54	3	—	—	—
Financial derivatives	Note 30(d)	5	5	4	—	1	—	—
Total		**10,541**	**13,092**	**1,614**	**301**	**3,548**	**5,783**	**1,846**

Millions of Euros

Carrying amount	Reference	Carrying amount at 31/12/2024	Contractual flows	6 months or less	6 - 12 months	1-2 years	2- 5 years	More than 5 years
Financial liabilities								
Bank loans	Note 19	2,656	3,162	362	110	176	2,514	—
Other financial liabilities	Note 19	934	1,489	186	7	116	414	766
Bonds and other marketable securities	Note 19	5,429	6,959	246	147	293	3,673	2,600
Lease liabilities	Note 19	1,142	1,774	58	59	117	319	1,221
Payable to suppliers	Note 20	852	852	848	4	—	—	—
Other current liabilities	Note 21	42	41	24	17	—	—	—
Financial derivatives	Note 30(d)	6	7	7	—	—	—	—
Total		**11,061**	**14,284**	**1,731**	**344**	**702**	**6,920**	**4,587**

(3) Currency risk

The Group operates across multiple jurisdictions and is therefore exposed to currency risk arising from commercial transactions denominated in foreign currencies, assets and liabilities and net investments in foreign operations. The Group's principal exposure relates to the US Dollar.

The Group holds significant investments in foreign operations, the net assets of which are exposed to currency risk. To mitigate this risk, the Group has historically maintained borrowings in the same currency. This natural hedge reduces the impact of exchange rate fluctuations on consolidated equity.

The Group actively manages all balance sheet foreign exchange exposures and evaluates hedging strategies to manage volatility in financial results and equity.

The financing obtained in Euros represents 68% of the total debt of the Group and amounts to Euros 5,809 million at 31 December 2025 (66% and Euros 5,924 million at 31 December 2024). In this breakdown, 'Group debt' refers only to the nominal amount of the debt.

125

Until September 13, 2024, when the currency swap was canceled, part of the US Dollar debt of the Group was covered by a currency swap to hedge the exposure to the associated currency risk. The Group applied the cost of hedging method. This method enabled the Group to exclude the currency basis spread from the designated hedging instrument and, subject to certain requirements, changes in their fair value attributable to this component were recognized in other com pre hensive income. Details of the Group’s exposure to currency risk is as follows: Millions of Euros 31/12/2025 Euros (*) US Dollars (**) Trade receivables 1 27 Receivables from Group companies 110 14 Loans to Group companies 5,605 604 Cash and cash equivalents 86 11 Trade payables (25) (20) Payables to Group companies (86) (52) Loans from Group companies (5,301) — Balance sheet exposure 390 584 (*) Balances in Euros in subsidiaries with US Dollars functional currency (**) Balances in US Dollars in subsidiaries with Euros functional currency Millions of Euros 31/12/2024 Euros (*) US Dollars (**) Trade receivables 3 72 Receivables from Group companies 119 16 Loans to Group companies 4,644 — Cash and cash equivalents 453 26 Trade payables (22) (17) Payables to Group companies (74) (45) Loans from Group companies (5,428) (6) Bank loans (11) — Balance sheet exposure (316) 46 (*) Balances in Euros in subsidiaries with US Dollar functional currency (**) Balances in US Dollar in subsidiaries with Euros functional currency The most significant exchange rates applied at 2025 and 2024 year ends are as follows: Closing exchange rate Euros 31/12/2025 31/12/2024 US Dollars 1.175 1.039 A sensitivity analysis for foreign exchange fluctuations is as follows: Had the US Dollar strengthened by 10% against the Euro at 31 December 202 5 equity would have increased by Euros 723 million ( Euros 1,068 million at 31 December 202 4 ) and profit due to foreign exchange differences would have increas e d by Euros 97 million (decrea s ed by Euros 27 millio n at 31 December 2024). This analysis assumes that all other variables are held constant, especially that interest rates remain constant. A 10% weakening of the US Dollar against the Euro at 31 December 202 5 and 31 December 202 4 would have had the opposite effect for the amounts shown above, all other variables being held constant. Consolidated financial statements notes appendix 126

GRIFOLS | Consolidated financial statements | notes | appendix

(4) Interest rate risk

The Group is exposed to interest rate risk primarily through its current and non-current borrowings. Variable-rate borrowings are subject to cash flow interest rate risk, as future interest payments may fluctuate with market rates. Fixed-rate borrowings are exposed to fair value interest rate risk, as changes in market rates affect the economic value of the debt.

The Group's objective in managing interest rate risk is to maintain a balanced debt structure, combining fixed and variable rate instruments. This is achieved by issuing different portions of external financing at fixed or variable rates, depending on the market moment.

Additionally we can use derivative instruments to hedge part of the variable-rate exposure.

As of 31 December 2025 fixed-rate debt accounted for 73% of total borrowings (71% at 31 December 2024). This includes corporate senior notes, loans from the European Investment Bank, and the financing agreement with GIC (Sovereign Fund of Singapore). Variable-rate debt represented the remaining 27% (29% at 31 December 2024), primarily comprising senior secured debt (see note 19). This composition reflects the Group's strategy to mitigate volatility in interest payments while preserving flexibility in its financing structure.

To date, the profile of interest on interest-bearing financial instruments is as follows:

Millions of Euros	31/12/2025	31/12/2024
Fixed-interest financial instruments	6,250	6,430
Financial liabilities	6,250	6,430
Variable-interest financial instruments	2,277	2,541
Financial liabilities	2,277	2,541
Total financial liabilities	**8,527**	**8,971**

Had the interest rate been 100 basis points higher at 31 December 2025 the interest expense would have increased by Euros 22 million (Euros 30 million at 31 December 2024). As the Group does not have any hedging derivatives in place, the net effect on cash interest payments would have increased by the same amount .

In this breakdown, "financial liabilities" and "total debt" refer solely to the nominal amount of the debt.

(5) Market price risk

Price risk affecting raw materials is mitigated by the vertical integration of the hemoderivatives business in a highly concentrated sector.

127

GRIFOLS | Consolidated financial statements | notes | appendix

d) Financial derivatives

At 31 December 2025 and 2024 the Group has recognized the following derivatives:

				Millions of euros		
Financial derivatives	**Currency**	**(*) Notional at 31/12/2025**	**(*) Notional at 31/12/2024**	**Value at 31/12/2025**	**Value at 31/12/2024**	**Maturity**
Foreign exchange rate forward	Swiss Franc	21	—	—	—	20/1/2026
Foreign exchange rate forward	Canadian dollar	—	240	—	4	20/1/2026
Foreign exchange rate forward	Euro	—	240	—	—	11/2/2025
Foreign exchange rate forward	Pound Sterling	—	5	—	1	18/2/2025
Foreign exchange rate forward	Japanese Yen	1,700	1,200	—	—	20/1/2026
Foreign exchange rate forward	Australian dollar	—	9	—	—	28/1/2025
Foreign exchange rate forward	Brazilian real	—	70	—	—	18/2/2025
Energy PPA	Euro / KwH	—	—	—	2	31/12/2032
Total derivative assets				**—**	**7**	
Foreign exchange rate forward	Brazilian real	95	—	—	—	20/11/2026
Foreign exchange rate forward	Canadian dollar	562	228	(2)	(1)	20/1/2026
Foreign exchange rate forward	Chilean Peso	4,000	—	—	—	20/1/2026
Foreign exchange rate forward	Swiss Franc	—	12	—	(1)	11/2/2025
Foreign exchange rate forward	Euro	300	240	(1)	(3)	20/1/2026
Foreign exchange rate forward	Czech crown	—	160	—	—	18/2/2025
Foreign exchange rate forward	Pound Sterling	20	5	—	—	20/1/2026
Foreign exchange rate forward	Japanese Yen	—	1,200	—	—	18/2/2025
Foreign exchange rate forward	Mexican Peso	650	50	—	—	20/1/2026
Foreign exchange rate forward	Australian dollar	—	9	—	—	28/1/2025
Foreign exchange rate forward	Canadian dollar	—	1	—	—	9/1/2025
Foreign exchange rate forward	US dollar	—	39	—	(1)	26/2/2025
Energy PPA	Euro / KwH	—	—	(2)	—	31/12/2032
Total derivative liabilities				**(5)**	**(6)**	

(*) Amounts of the national are stated in the derivative currency.

(1) Hedging derivative financial instruments

On 5 October 2021, the Group subscribed three cross currency interest-rate swaps with a notional amount of US Dollars 500 million to hedge part of the Euro equivalent value of the US Dollar unsecured notes issued in October 2021. It was a fixed-to-fixed USD/EUR cross currency swap with the following characteristics:

- The Group received a loan of Euros 432 million at a nominal interest rate of 3.78%.
- The Group granted a US Dollars 500 million loan at a nominal interest rate of 4.75%.

On 28 June 2022, the Group subscribed one cross currency interest-rate swap with a notional amount of US Dollars 205 million to hedge the remaining part of the Euro equivalent value of the US Dollar unsecured notes issued in October 2021. It was a fixed-to-fixed USD/EUR cross currency swap with the following characteristics:

- The Group received a Euros 194 million loan at a nominal interest rate of 3.1046%.
- The Group granted a US Dollars 205 million loan at a nominal interest rate of 4.75%.

On September 13, 2024, the cross-currency swap were terminated early. As of December 31, 2024, the Group recognized a net financial income of Euros 4 million under the heading 'Fair Value Change in Financial Instruments' in the Consolidated Statements of Profit and Loss.

The derivative complied with the criteria required for hedge accounting. See further details in notes 4(i).

128

(2) Derivative financial instruments at fair value through profit and loss The Group has contracted several forward exchange rate hedges to partially cover the foreign currency value of intercompany l oan s. Since the Group has chosen not to apply hedge accounting, the gains or losses resulting from changes in the fair value of the derivative are recognized directly under the heading 'Fair Value Change in Financial Instruments' in the Consolidated Statements of Profit and Loss. As of December 31, 2025, the Group recognized a net financial income of Euros 35 million (Euros 16 million financial expense as of December 31, 2024). (3) Electricity derivative At the beginning of 2023, the Company contracted a hedge on the variation of the price of electricity. This contract has served in its entirety to cover the purchase price of electricity against potential market price increases. The energy price hedging derivatives meet the requirements to apply hedge accounting, so the variations in the value of this financial instrument are recorded (by the net amount of taxes) in equity. The movement in derivative financial instruments is as follows: Millions of Euros 31/12/2025 31/12/2024 Opening balance 1 15 Changes in fair value recognized in equity (1) (2) Transfer to profit or loss 32 27 Tax effect — (1) Collections / Payments (37) (38) Closing balance (5) 1 e) Capital management The directors’ policy is to maintain a solid capital base in order to ensure investor, creditor and market confidence and sustain future business development. The board of directors defines and proposes the level of dividends paid to shareholders. The capital structure is periodically reviewed through the preparation of strategic plans focused mainly on a sequential improvement of EBITDA (Earnings before interest, tax, amortization and depreciation), generation of operating cash and discipline in the allocation of capital; with the objective and commitment to reduce the leverage ratio. In accordance with the senior secured debt contract, the Group is subject to compliance with some covenants. At 31 December 202 5 and 2024, the Group complies with the covenants in the contract. Consolidated financial statements notes appendix 129

The credit rating of the Group is as follows: December 2025 Moody's Investors Corporate rating B2 Senior secured debt B1 Senior Unsecured debt Caa1 Perspective Positive Standard & Poor's Corporate rating BB - Senior secured debt BB - Senior Unsecured debt B Perspective Stable Fitch Ratings Corporate rating B+ Senior secured debt BB Senior Unsecured debt B - Perspective Positive The Parent held Class A and B treasury stock equivalent t o 1.02% of its capital at 31 December 202 5 (1.04% at 31 December 202 4 ). Consolidated financial statements notes appendix 130

GRIFOLS Consolidated financial statements | notes | appendix

(31) Balances and Transactions with Related Parties

a) Group balances with related parties

Details of balances with related parties at 31 December 2025 are a follows:

Millions of Euros			
Carrying amount	Reference	**Associates**	**Other related parties**
Receivables	Note 13	55	—
Current contractual assets		8	—
Loans	Note 11	2	135
Guarantee deposits	Note 11	9	1
Total debtors		**74**	**136**
Creditors		(6)	(7)
Debts		—	(8)
Total creditors		**(6)**	**(15)**
Total		**68**	**121**

Details of balances with related parties at 31 December 2024 are as follows:

Millions of Euros			
Carrying amount	Reference	**Associates**	**Other related parties**
Receivables	Note 13	39	—
Current contractual assets		3	—
Loans	Note 11	—	214
Guarantee deposits	Note 11	—	1
Total debtors		**42**	**215**
Creditors		—	(5)
Debts		—	(9)
Total creditors		**—**	**(14)**
Total		**42**	**201**

The heading "Receivables" corresponding to associates includes outstanding balances from sales to associated companies, mainly corresponding in 2025 to Grifols Egypt for Plasma Derivatives S.A.E. (Euros 33 million mainly corresponding in 2024 to Grifols Egypt for Plasma Derivatives S.A.E. and Euros 206 million in 2023 corresponding to Anhui Tonrol Pharmaceutical Co. (subsidiary of the Shanghai RAAS Blood Products, Co. Ltd. Group)).

The heading "Loans" mainly includes a loan signed by Scranton Enterprises BV. with the Group on 28 December 2018 for an initial amount of US Dollars 95 million (Euros 87 million) which maturity has been extended to 28 June 2027 (previously December 2025) (see note 11) related to the payment of the sale of the shares of BPC Plasma, Inc. and Haema, GmbH (see note 2). As of 31 December 2025 and 2024,the heading includes an additional amount of Euros 15 million arranged during 2023 under the same conditions as the initial loan (see note 31(b)). As of 31 December 2025, the recorded amount stands at Euros 124 million, including accrued and capitalized interest to date (Euros 132 million as of 31 December 2024).

Furthermore, it includes the cash-pooling financing agreement that BPC Plasma, Inc and Haema, GmbH have with Scranton Plasma, BV with maturity in 2027 (see note 11).

The heading "Loans" corresponding to associates includes a loan granted to Grifols Canada Plasma, Inc. as part of its acquisition agreement (see Note 10).

131

The heading of "debts" includes an amount of Euros 8 million at 31 December 202 5 (Euros 9 million at 31 December 202 4 ) corresponding to the balance of bearer promissory notes issued by the Group company Instituto Grifols, S.A. These promissory notes are due on 5 May 2026 and 2025, respectively, with a nominal value of Euros 3,000 each, and an annual nominal interest of 4.25% ( 5% in 2024). The heading "Guarantee deposits" corresponding to associates includes a pledged deposit amounting to US Dollars 10 million, which forms part of the US Dollar 50 million guarantee granted by the Group to Grifols Egypt for Plasma Derivatives S.A.E., securing a contract entered into by said entity with a financial institution (see note 11). b) Group transactions with related parties Group transactions with related parties during 2025 are as follows: Millions of euros Associates Key management personnel Other related parties Board of directors of the Company Net sales 47 — 1 — Purchases (12) — — — Rendering of services (1) — (25) — Remuneration — (16) — (6) Payments for rights of use — — (7) — Finance income — — 15 — Dividends received/(paid) — — (113) — Loans 2 — 47 — Total 36 (16) (82) (6) Group transactions with related parties during 2024 were as follows: Millions of Euros Associates Key management personnel Other related parties Board of directors of the Company Net sales 270 — — — Rendering of services — — (5) — Remuneration — (14) — (15) Payments for rights of use — — (7) — Finance income — — 19 — Dividends received/(paid) 7 — (40) — Loans — — 45 — Acquisition of assets — — (35) — Total 277 (14) (23) (15) Consolidated financial statements notes appendix 132

GRIFOLS | Consolidated financial statements | notes | appendix

Group transactions with related parties during 2023 were as follows:

Millions of Euros	Associates	Key management personnel	Other related parties	Board of directors of the Company
Net sales	472	—	—	—
Rendering of services	—	—	(2)	—
Remuneration	—	(24)	—	(12)
Payments for rights of use	—	—	(7)	—
Finance income	—	—	30	—
Dividends received/(paid)	7	—	(266)	—
Loans	—	—	45	—
Total	**479**	**(24)**	**(200)**	**(12)**

"Net sales" includes sales to associated companies mainly corresponding to Grifols Egypt for Plasma Derivatives S.A.E. (Euros 38 million in 2025, Euros 231 million and Euros 450 million corresponding to Anhui Tonrol Pharmaceutical Co. (subsidiary of the Shanghai RAAS Blood Products, Co. Ltd. Group) in 2024 and 2023).

"Other service expenses" includes an amount of Euros 6 million corresponding to contributions to nonprofit entities in 2025 (Euros 4 million in 2024 and Euros 2 million in fiscal year 2023).

The dividends received in 2024 and 2023 correspond to the former associated company Shanghai RAAS Blood Products Co. Ltd.

"Acquisition of assets" includes the acquisition of Haema Plasma Kft for Euros 35 million in 2024 that was effected through the cancellation of a balance receivable that the Group had with Haema GmbH. This balance was transferred to Scranton Plasma B.V. and settled through the cash-pooling financing agreement held by these companies.

Mr. Victor Grifols Roura, director representing shareholder's during 2023 and who resigned from his position as director in December 2023, received remuneration in 2023 of Euros 1 million.

The composition of the transactions with other related parties for in 2025, 2024 and 2023 is as follows:

Millions of Euros

Related parties	Concept	Reference	2025	2024	2023
Scranton Enterprises, B.V.	Interest Credits	b)	8	9	8
Scranton Enterprises, B.V.	Finance Agreements: Credits	a)	—	—	15
Scranton Plasma B.V.	Interest Cash-pooling	b)	7	10	22
Scranton Plasma B.V.	Finance Agreements: Cash-pooling	a)	47	45	30
Scranton Plasma B.V.	Dividends paid/received	c)	(113)	(40)	(266)
Scranton Plasma B.V.	Shares acquisition	d)	—	(35)	—
Scranton Plasma BV	Rendering of services	h)	(11)	—	—
Probitas Fundación Privada	Management and collaboration contracts	f)	(5)	(3)	(1)
Fundación Privada Victor Grifols Lucas	Management and collaboration contracts	f)	—	(1)	—
Centurion Real State, S.A.U	Payments for rights of use	e)	(7)	(7)	(7)
Jose Antonio Grifols Lucas Foundation	Management and collaboration contracts	f)	(1)	(1)	(1)
Marca Grifols, S.L.	Royalties	g)	(8)	—	—
Endo Operations Limited	Rendering of services		1	—	—
Total			**(82)**	**(23)**	**(200)**

133

a. Mainly includes the net amounts disbursed under the cash - pooling financing agreement that BPC Plasma, Inc and Haema, GmbH have with Scranton Plasma, BV mentioned above together with an additional amount of Euros 15 million arranged during 2023 under the same conditions as the initial loan agreement for an amount of US Dollars 95 million (Euros 87 million) (see note 11) related to the payment of the sale of the shares of BPC Plasma, Inc. and Haema, GmbH (see note 31(a ) ). b. Mainly includes accrued interest corresponding to the loan agreement signed by Scranton Enterprises BV. with the Group on 28 December 2018 for an amount of US Dollars 95 million (Euros 87 million) related to the payment of the sale of the shares of BPC Plasma, Inc. and Haema, GmbH. The remuneration is 2%+ EURIBOR and the maturity has been extended to 28 June 2027 (previously December 2025). Additionally, it also includes the financial income derived from the cash - pooling contract that BPC Plasma, Inc and Haema, GmbH maintain with Scranton Plasma B.V with maturity in 2027 and a remuneration of the Scranton Plasma group interest rate 0.75%+ EURIBOR. c. In 2025, 2024 and 2023, BPC Plasma Inc. distributed to its shareholder Scranton Plasma B.V. a dividend without cash outflow compensating “Loans to related parties” (see note 11). In 2025 the dividend amounted Euros 26 million in 2025 (Euros 40 million in 2024, being the dividend distributed in 2023 the result of the previous 4 years for a value of Euros 266 million. This distribution had an impact against the Group's non - controlling interests reserves (see note 17). Additionally, in 2025 Haema GmbH distributed to its shareholder Scranton Plasma B.V a dividend without cash outflow compensating "Loans to related parties" (see note 11) that amounted Euros 87 million. d. Includes the acquisition of Haema Plasma Kft. for Euros 35 million that was effected thorugh the cancellation of a receivable balance held with Haema GmbH. This balance was transferred to Scranton Plasma B.V. and dettled through the cash - pooling financing agreement in place between these entities (see note 11). e. Corresponds to the office buildings of Grifols in Sant Cugat del Vallès. All lease contracts have a maturity date of 1 March 2045. f. Every year the Group contributes 0.7% of its profits before tax to a non - profit organization. g. Marca Grifols, S.L. became a related party to Grifols, S.A. on 23 December 2024, after the acquisition of a 33% stake in Marca Grifols, S.L. by Ralledor Holding Spain, S.L. (which merged with Deria, S.L. in 2025) beeing Deria, S.L. a significant shareholder of Grifols, S.A. represented at Grifols' Board of Directors by Mr. Victor Grifols Deu and D. Raimon Grifols Roura. The sale of the 33% stake in Marca Grifols, S.L. was a reorganization transaction, given that the group of sellers of such 33% stake in Marca Grifols, S.L. were also the shareholders of Ralledor Holding Spain, S.L. On 26 January 1993, Marca Grifols, S.L. and Grifols, S.A. entered into an agreement under which the former granted the latter the exclusive license to use the brand name "Grifols" for a period of 99 years in exchange for an annual fee. The latest update to the agreement sets the fee at 0.10% of Grifols' consolidated sales. The annual license fee amounted to 8 million Euros in 2024, and 7 million Euros in 2023. Given that Marca Grifols, S.L. became a related party on 23 December 2024, related party transactions in 2024 totaled 187 thousand Euros, which corresponds to the proportional share of the annual fee for the 9 days Marca Grifols, S.L. was a related party. h. This corresponds to certain operating expenses incurred during the period 2019 - 2025 by Scranton Plasma B.V. and other entities of its group, in relation to the Plasma Supply Agreement dated 28 December 2018 between Grifols, S.A., Grifols Worldwide Operations Limited, BPC Plasma, Inc and Haema GmbH. The Group has no advances or credits or obligations assumed on behalf of members of the Board of Directors or members of the key management staff as guarantees, nor pension and life insurance obligations in respect of former or current members of the Board of Directors or key members of management. In addition, certain managers and key management personnel have severance commitment s (see not e 29). In July 2024, Scranton entered into a loan agreement with funds controlled or managed by Oaktree (the "Loan Agreement") to refinance the loan that Scranton had initially obtained from banks in 2019. According to the terms of the Loan Agreement, this financing benefits from the following guarantees and security interest: (i) by a guarantee from BPC Plasma, Inc, (ii) a pledge of the shares of Haema GmbH and BPC Plasma Inc, and (iii) pledges over the assets of BPC Plasma Inc. In March 2025 and once the transformation of Haema AG into a limited liability company in the form of GmbH, following the terms of the Loan Agreement, Haema acceded to the Loan Agreement as a guarantor and granted security over its assets as collateral for the Loan Ag reement. c) Conflicts of interest concerning the directors The Company’s directors and their related parties have not entered into any conflict of interest that should have been reported in accordance with article 229 of the revised Spanish Companies Act.The members of the Board and related person s. Consolidated financial statements notes appendix 134

(32) Environmental Information and Climate Change The Group carries out operations whose main purpose is to prevent, reduce or minimize the potential impact of its activities on the environment. Grifols' environmental management is based on the concept of circular economy. Priority is given to the efficient use of material resources, water and energy, and waste generation is reduced, taking into account the different stages of the life cycle of products and services. This strategy integrates the transition towards a low - carbon economy which minimizes the impact on climate change Since 2019, Grifols has updated its climate risk map based on its integrated management approach to climate change risks and opportunities, which the company uses to establish whether a material risk or opportunity could have a potential financial impact for the company. This year, Grifols carried out an analysis of climate risks and opportunities taking into account the recommendations of the international scientific community, as well as the general criteria defined by reference frameworks such as the CSRD, analyzing a pessimistic stressed IPCC scenario for physical risks (SSP5 - 8.5) and another optimistic stressed IEA scenario for transition risks (NZS). In turn, and with a strategic approach, the analysis has also been carried out according to the recommendations of the TCFD and aligned with an average temperature increase of 2ºC (SSP2 - RCP - 4.5). Additionally, the results of Grifols’ 2025 Decarbonization Plan have been integrated, with the official release slated for 2026. It has also been estimated the potential financial impacts arising from each of the material risks and opportunities. For a more detailed description of the methodology and results, please see the Consolidated Non Financial Information Statement and Sustainability Information, or the Risk and Opportunities Management Related to Climate Change (ROCC) published in the Grifols website. During this process, 27 potential risks and opportunities arising from climate change were assessed, taking into account the company's entire value chain: suppliers (upstream water), its own operations and infrastructures, and the distribution and use of its products (downstream water). Following this analysis, 12 material risks and opportunities were identified for Grifols, 2 physical risks, 6 transition risks and 4 opportunities. Consolidated financial statements notes appendix 135

Typology Risks Description Financial impact Risk management and mitigation Physical (acute) Increased frequency and intensity of heavy rainfall and floods An increase in the frequency and intensity of extreme rainfall and flooding, which could become more frequent in most regions due to global warming. Grifols has facilities in some of these regions. The potential impact of these events would consist of temporary production stoppages, or reduced plasma collection due to site closures. This would mean an increase in operational costs due to the transfer of production to plants not affected by this risk. And a reduction in income due to lower plasma collection at donation centers. In point Adaptation to climate change in the Consolidated Non Financial Information Statement 2025, the measures that Grifols takes to mitigate this type of risk can be seen in greater detail. Physical (chronic) Decreased water availability in operations and supply chain Grifols has facilities in areas where, under the simulated scenario, there could be difficulties in accessing water, or a change in water management regulations. These risks could translate into an increase in expenditure associated with obtaining water resources, a reduction in income due to a decrease in production capacity, and investments needed to optimize the water cycle in processes and facilities, from improving the efficiency of consumption to perfecting the purification process and, as far as possible, reuse of the resource. In chapter Water Resources in the Consolidated Non Financial Information Statement 2025 provides more detailed information on the measures Grifols takes to mitigate this type of risk. Transition (political - legal) Need to implement changes in water management in operations Transition (technological) Transition to low - emission technologies Potential need to implement low or neutral emission technologies in the company's processes and facilities to comply with regulation and climate targets. To comply with regulations and climate targets, greater investment is required to reduce direct and indirect emissions, investments associated with the installation of air conditioning technologies, boilers and renewable energy generation aimed at reducing Grifols' emissions and increasing energy efficiency. And an increase in investment to offset the carbon footprint in the event of failure to meet decarbonization targets. Throughout the environmental section of the Consolidated Non Financial Information Statement 2025, and in the Environmental Program, Grifols has defined several actions to reduce emissions and energy efficiency. Exposure to this risk is expected to decrease as Grifols meets the targets set. Transition (Market/ reputational) Non - compliance with greenhouse gas emission reduction targets Risks of non - compliance with the scope 1 and 2 decarbonization targets set by Grifols. Transition (Market/ reputational) Non - compliance of suppliers with the climate targets set by the company Potential non - compliance with emission reduction targets by Grifols' suppliers, which are necessary for the company to meet its own targets (scope 3 of the carbon footprint). Transition (political - legal) Changing regulatory and reputational requirements for emissions reductions Climate change and energy efficiency regulations in some of the regions where Grifols is located are becoming increasingly stringent. Transition (political - legal) Increased costs associated with the corporate carbon footprint Increased costs due to the increase in the price of neutralization credits. Consolidated financial statements notes appendix 136

GRIFOLS | Consolidated financial statements | notes | appendix

Four climate change-related opportunities have also been identified as material for Grifols. The first two are linked to resource efficiency, while the other two are related to efficient energy management.

- Research and development of processes to optimize the efficiency of natural resources and minimize environmental impact.
- Eco-design of packaging to maximize recycling rates and minimize the environmental impact of its production.
- Improvement of energy efficiency in the organization's assets and processes.
- Increase in the number of renewable energy generation facilities for self-consumption.

The investment in environmental assets during the year ended 31 December 2025 is Euros 67 million (Euros 16 million in the year ended 31 December 2024 and Euros 6 million in the year ended 31 December 2023), mainly intended to optimize water consumption, improvements in wastewater treatment, eco-efficiency projects in the use of energy and the replacement of refrigerant gases with others with a lower environmental impact.

The expenses incurred by the Group for the protection and improvement of the environment in 2025 amounted to approximately Euros 36 million (Euros 29 million in 2024 and Euros 30 million in 2023).

With the procedures currently in place, the Group considers that environmental risks are adequately controlled.

The Group's strategy is aligned with the objectives of the Paris Agreement and has been considered in the evaluation of the useful lives of assets and in the impairment analysis of non-financial assets. The Group does not anticipate impairment of assets before the established amortization periods.

The Group has not received any environmental subsidies during fiscal years 2025, 2024 and 2023.

(33) Other Information

Audit fees:
The fees corresponding to Deloitte Auditores, S.L. or Companies of the same Network invoiced to the Group on 31 December 2025 and 2024 amount to:

Millions of Euros	2025	2024
Audit services	7	8
Other assurance services:		
Services required by the applicable regulations	1	—
Tax advisory services	—	—
Other services	—	—
	8	**8**

Amounts included in the table above, include the total amount of fees related to services incurred during 2025 and 2024, without considering the invoice date.

In the 2025 fiscal year, audit services include limited reviews of interim financial statements and the audit of financial statements under PCAOB. Meanwhile, in the 2024 fiscal year, other accounting verification services include limited reviews of interim financial statements, the audit of financial statements under PCAOB, as well as the performance of audits under AICPA.

The aggregate fees for services not included above were Euros 0.4 million for the fiscal year ended December 31, 2025 which correspond to an audit-related service referred to an agreement the Group is engaged with a third party. The invoiced fees have been paid by the third party but the Group has assumed half of the amount (Eur 0.2 million for the fiscal year ended December 31, 2025).

(34) Subsequent events

- **JOINT BUSINESS ARRANGEMENTS WITH ORTHO**

The Group initiated discussions with the counterparty regarding the potential early termination of a joint business arrangement with a contractual maturity in 2039. In February 2026, the Group and the counterparty have entered into a binding term-sheet, the conditions of which are favourable to the Group and contemplate a payment of US Dollars 65 million by the counterparty to the Group over a three-year period. In this context, as of 31 December 2025, any potential economic effects arising from the arrangement continue to be treated as a contingent asset and, accordingly, have not been recognized in the consolidated financial statements, as the recognition criteria set out in the applicable accounting standards have not been met.

137

Consolidated financial statements notes appendix 138

GRIFOLS | Consolidated financial statements | notes | appendix

APPENDIX I

GRIFOLS, S.A. AND SUBSIDIARIES

Information on Group Companies, Associates and others for the years ended 31 December 2025, 2024 and 2023

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

					31/12/2025		31/12/2024		31/12/2023	
					% shares		% shares		% shares	
Name	Registered Office	Acquisition / Incorporation date	Activity	Statutory Activity	Direct	Indirect	Direct	Indirect	Direct	Indirect
Fully Consolidated Companies										
Diagnostic Grifols, S.A.	Polígono Levante Calle Can Guasch, s/n 08150 Parets del Vallès (Barcelona) Spain	1987	Industrial	Development and manufacture of diagnostic equipment, instruments and reagents.	—%	55.000 %	—%	55.000 %	—%	66.790 %
Instituto Grifols, S.A.	Polígono Levante Calle Can Guasch, s/n 08150 Parets del Vallès (Barcelona) Spain	1987	Industrial	Plasma fractioning and the manufacture of haemoderivative pharmaceutical products.	99.998 %	0.002 %	99.998 %	0.002 %	99.998 %	0.002 %
Laboratorios Grifols, S.A.	Polígono Levante Calle Can Guasch, s/n 08150 Parets del Vallès (Barcelona) Spain	1989	Industrial	Production of glass- and plastic-packaged parenteral solutions, parenteral and enteral nutrition products and blood extraction equipment and bags.	99.999 %	0.001 %	99.999 %	0.001 %	99.999 %	0.001 %
Biomat, S.A.	Polígono Levante Calle Can Guasch, s/n 08150 Parets del Vallès (Barcelona) Spain	1991	Industrial	Analysis and certification of the quality of plasma used by Instituto Grifols, S.A. It also provides transfusion centres with plasma virus inactivation services (I.P.T.H).	99.900 %	0.100 %	99.900 %	0.100 %	99.900 %	0.100 %
Grifols Engineering, S.A.	Polígono Levante Calle Can Guasch, s/n 08150 Parets del Vallès (Barcelona) Spain	2000	Industrial	Design and development of the Group's manufacturing installations and part of the equipment and machinery used at these premises. The company also renders engineering services to external companies.	99.950 %	0.050 %	99.950 %	0.050 %	99.950 %	0.050 %
Biomat USA, Inc.	2410 Lillyvale Avenue Los Angeles (California) United States	2002	Industrial	Procuring human plasma.	—%	80.000 %	—%	78.750 %	—%	77.500 %

139

GRIFOLS | Consolidated financial statements | notes | appendix

APPENDIX I

GRIFOLS, S.A. AND SUBSIDIARIES

Information on Group Companies, Associates and others for the years ended 31 December 2025, 2024 and 2023

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

					31/12/2025		31/12/2024		31/12/2023	
					% shares		% shares		% shares	
Name	**Registered Office**	**Acquisition / Incorporation date**	**Activity**	**Statutory Activity**	**Direct**	**Indirect**	**Direct**	**Indirect**	**Direct**	**Indirect**
Fully Consolidated Companies										
Grifols Biologicals, LLC.	5555 Valley Boulevard Los Angeles (California) United States	2003	Industrial	Plasma fractioning and the production of haemoderivatives.	— %	100.000 %	— %	100.000 %	— %	100.000 %
Grifols Australia Pty Ltd.	Unit 5/80 Fairbank Clayton South Victoria 3149 Australia	2009	Industrial	Distribution of pharmaceutical products and the development and manufacture of reagents for diagnostics.	100.000 %	— %	100.000 %	— %	100.000 %	— %
Medion Grifols Diagnostic AG	Bonnstrasse,9 3186 Dügingen Switzerland	2009	Industrial	Development and manufacturing activities in the area of biotechnology and diagnostics.	— %	55.000 %	— %	55.000 %	— %	66.790 %
Grifols Therapeutics, LLC.	4101 Research Commons (Principal Address), 79 T.W. Alexander Drive, Research Triangle Park, North Carolina 277709, United States	2011	Industrial	Plasma fractioning and the production of haemoderivatives.	— %	100.000 %	— %	100.000 %	— %	100.000 %
Grifols Worldwide Operations Limited	Grange Castle Business Park, Grange Castle , Clondalkin, Dublin 22, Ireland	2012	Industrial	Packaging, labelling, storage, distribution, manufacture and development of pharmaceutical products and rendering of financial services to Group companies.	100.000 %	— %	100.000 %	— %	100.000 %	— %
Progenika Biopharma, S.A.	Parque Tecnológico de Vizcaya, Edificio 504 48160 Derio (Vizcaya) Spain	2013	Industrial	Development, production and commercialisation of biotechnological solutions.	99.990 %	0.010 %	99.990 %	0.010 %	99.990 %	0.010 %

140

GRIFOLS Consolidated financial statements notes appendix

APPENDIX I

GRIFOLS, S.A. AND SUBSIDIARIES

Information on Group Companies, Associates and others for the years ended 31 December 2025, 2024 and 2023

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

					31/12/2025		31/12/2024		31/12/2023	
					% shares		% shares		% shares	
Name	Registered Office	Acquisition / Incorporation date	Activity	Statutory Activity	Direct	Indirect	Direct	Indirect	Direct	Indirect
Fully Consolidated Companies										
Grifols Diagnostics Solutions, Inc.	4560 Horton Street 94608 Emeryville, California United States	2013	Industrial	Manufacture and sale of blood testing products	—%	55.000 %	—%	55.000 %	11.790 %	55.000 %
Grifols Worldwide Operations USA Inc.	13111 Temple Avenue, City of Industry, California 91746-1510 United States	2014	Industrial	Manufacture, warehousing, and logistical support for biological products.	—%	100.000 %	—%	100.000 %	—%	100.000 %
Grifols Asia Pacific Pte, Ltd	501 Orchard Road nº20-01 238880 Wheelock Place, Singapore	2003	Commercial	Distribution and sale of medical and pharmaceutical products.	100.000 %	—%	100.000 %	—%	100.000 %	—%
Grifols Movaco, S.A.	Polígono Levante Calle Can Guasch, s/n 08150 Parets del Vallès (Barcelona) Spain	1987	Commercial	Distribution and sale of reagents, chemical products and other pharmaceutical specialities, and of medical and surgical materials, equipment and instruments for use by laboratories and health centres.	99.999 %	0.001 %	99.999 %	0.001 %	99.999 %	0.001 %
Grifols Portugal Productos Farmacéuticos e Hospitalares, Lda.	Rua de Sao Sebastiao,2 Zona Industrial Cabra Figa 2635-448 Rio de Mouro Portugal	1988	Commercial	Import, export and commercialisation of pharmaceutical and hospital equipment and products, particularly Grifols products.	0.010 %	99.990 %	0.010 %	99.990 %	0.010 %	99.990 %
Grifols Chile, S.A.	Avda. Americo Vespucio, 2242 Comuna de Conchali Santiago de Chile Chile	1990	Commercial	Development of pharmaceutical businesses, which can involve the import, production, commercialisation and export of related products.	99.000 %	1.000 %	99.000 %	1.000 %	99.000 %	1.000 %

141

GRIFOLS | Consolidated financial statements | notes | appendix

APPENDIX I

GRIFOLS, S.A. AND SUBSIDIARIES

Information on Group Companies, Associates and others for the years ended 31 December 2025, 2024 and 2023

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

					31/12/2025 % shares		31/12/2024 % shares		31/12/2023 % shares	
Name	**Registered Office**	**Acquisition / Incorporation date**	**Activity**	**Statutory Activity**	**Direct**	**Indirect**	**Direct**	**Indirect**	**Direct**	**Indirect**
Fully Consolidated Companies										
Grifols USA, LLC.	2410 Lillyvale Avenue Los Angeles (California) United States	1990	Commercial	Distribution and marketing of company products.	— %	100.000 %	— %	100.000 %	— %	100.000 %
Grifols Argentina, S.A.	Bartolomé Mitre 3690/3790, CPB1605BUT Munro Partido de Vicente Lopez Argentina	1991	Commercial	Clinical and biological research. Preparation of reagents and therapeutic and diet products. Manufacture and commercialisation of other pharmaceutical specialities.	95.010 %	4.990 %	95.010 %	4.990 %	95.010 %	4.990 %
Grifols s.r.o.	Calle Zitna,2 Prague Czech Republic	1992	Commercial	Purchase, sale and distribution of chemical-pharmaceutical products, including human plasma.	100.000 %	— %	100.000 %	— %	100.000 %	— %
Grifols (Thailand) Ltd	191 Silom Complex Building, 21st Follor, Silom Road, Silom, Bangrak 10500 Bangkok Thailand	2003	Commercial	Import, export and distribution of pharmaceutical products.	— %	48.000 %	— %	48.000 %	— %	48.000 %
Grifols Malaysia Sdn Bhd	Level 18, The Gardens North Tower, Mid Valley City, Lingkaran Syed Putra 59200 Kuala Lumpur Malaysia	2003	Commercial	Distribution and sale of pharmaceutical products.	— %	100.000 %	— %	100.000 %	— %	49.000 %

142

GRIFOLS | Consolidated financial statements | notes | appendix

APPENDIX I

GRIFOLS, S.A. AND SUBSIDIARIES

Information on Group Companies, Associates and others for the years ended 31 December 2025, 2024 and 2023
(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

					31/12/2025		31/12/2024		31/12/2023	
					% shares		% shares		% shares	
Name	Registered Office	Acquisition / Incorporation date	Activity	Statutory Activity	Direct	Indirect	Direct	Indirect	Direct	Indirect
Fully Consolidated Companies										
Grifols International, S.A.	Polígono Levante Calle Can Guasch, s/n 08150 Parets del Vallès (Barcelona) Spain	1997	Commercial	Coordination of the marketing, sales and logistics for all the Group's subsidiaries operating in other countries.	99.998 %	0.002 %	99.998 %	0.002 %	99.998 %	0.002 %
Grifols Italia S.p.A	Via Carducci, 62d 56010 Ghezzano Pisa, Italy	1997	Commercial	Purchase, sale and distribution of chemical-pharmaceutical products.	100.000 %	— %	100.000 %	— %	100.000 %	— %
Grifols UK Ltd.	Gregory Rowcliffe & Milners, 1 Bedford Row, London WC1R 4BZ United Kingdom	1997	Commercial	Distribution and sale of therapeutic and other pharmaceutical products, especially haemoderivatives.	100.000 %	— %	100.000 %	— %	100.000 %	— %
Grifols Brasil, Lda.	Rua Umuarama, 263 Condominio Portal da Serra Vila Perneta CEP 83.325-000 Pinhais Paraná, Brazil	1998	Commercial	Import and export, preparation, distribution and sale of pharmaceutical and chemical products for laboratory and hospital use, and medical-surgical equipment and instruments.	100.000 %	— %	100.000 %	— %	100.000 %	— %
Grifols France, S.A.R.L.	Arteparc, Rue de la Belle du Canet, Bât. D, Route de la Côte d'Azur, 13590 Meyreuil France	1999	Commercial	Commercialisation of chemical and healthcare products.	99.990 %	0.010 %	99.990 %	0.010 %	99.990 %	0.010 %
Grifols Polska Sp.z.o.o.	Grzybowska 87 street00-844 Warsaw, Poland	2003	Commercial	Distribution and sale of pharmaceutical, cosmetic and other products.	100.000 %	— %	100.000 %	— %	100.000 %	— %

143

GRIFOLS | Consolidated financial statements | notes | appendix

APPENDIX I

GRIFOLS, S.A. AND SUBSIDIARIES

Information on Group Companies, Associates and others for the years ended 31 December 2025, 2024 and 2023
(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

					31/12/2025 % shares		31/12/2024 % shares		31/12/2023 % shares	
Name	**Registered Office**	**Acquisition / Incorporation date**	**Activity**	**Statutory Activity**	**Direct**	**Indirect**	**Direct**	**Indirect**	**Direct**	**Indirect**
Fully Consolidated Companies										
Grifols México, S.A. de C.V.	Calle Eugenio Cuzín, nº 909-913 Parque Industrial Belenes Norte 45150 Zapopán Jalisco, Mexico	1993	Commercial	Production, manufacture, adaptation, conditioning, sale and purchase, commissioning, representation and consignment of all kinds of pharmaceutical products and the acquisition of machinery, equipment, raw materials, tools, movable goods and property for the aforementioned purposes.	99.999 %	0.001 %	100.000 %	— %	100.000 %	— %
Grifols Nordic, AB	Sveavägen 166 11346 Stockholm Sweden	2010	Commercial	Research and development, production and marketing of pharmaceutical products, medical devices and any other asset deriving from the aforementioned activities.	100.000 %	— %	100.000 %	— %	100.000 %	— %
Grifols Colombia, Ltda	Carrera 7 No. 71 52 Torre B piso 9 Bogotá. D.C. Colombia	2010	Commercial	Sale, commercialisation and distribution of medicines, pharmaceutical (including but not limited to haemoderivatives) and hospital products, medical devices, biomedical equipment, laboratory instruments and reagents for diagnosis and/or healthcare software.	— %	— %	99.990 %	0.010 %	99.990 %	0.010 %
Grifols Deutschland GmbH	Lyoner Strasse 15, D-60528 Frankfurt am Main Germany	2011	Commercial	Procurement of the official permits and necessary approval for the production, commercialisation and distribution of products deriving from blood plasma, as well as the import, export, distribution and sale of reagents and chemical and pharmaceutical products, especially for laboratories and health centres and surgical and medical equipment and instruments.	100.000 %	— %	100.000 %	— %	100.000 %	— %

144

GRIFOLS | Consolidated financial statements | notes | appendix

APPENDIX I

GRIFOLS, S.A. AND SUBSIDIARIES

Information on Group Companies, Associates and others for the years ended 31 December 2025, 2024 and 2023

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

					31/12/2025		31/12/2024		31/12/2023	
					% shares		% shares		% shares	
Name	Registered Office	Acquisition / Incorporation date	Activity	Statutory Activity	Direct	Indirect	Direct	Indirect	Direct	Indirect
Fully Consolidated Companies										
Grifols Canada, Ltd.	5060 Spectrum Way, Suite 405 (Principal Address) Mississauga, Ontario L4W 5N5 Canada	2011	Commercial	Distribution and sale of biotechnological products.	100.000 %	— %	100.000 %	— %	100.000 %	— %
Grifols Pharmaceutical Technology (Shanghai) Co., Ltd.	Unit 901-902, Tower 2, No. 1539, West Nanjing Rd., Jing'an District, Shanghai 200040 China	2013	Commercial	Pharmaceutical consultancy services (except for diagnosis), technical and logistical consultancy services, business management and marketing consultancy services.	100.000 %	— %	100.000 %	— %	100.000 %	— %
Grifols (H.K.), Limited	Units 1505-7 BerKshire House, 25 Westlands Road Hong Kong	2014	Commercial	Distribution and sale of diagnostic products.	— %	55.000 %	— %	55.000 %	— %	66.790 %
Grifols Japan K.K.	Hilton Plaza West Office Tower, 19th floor. 2-2, Umeda 2-chome, Kita-ku Osaka-shi Japan	2014	Commercial	Research, development, import and export and commercialisation of pharmaceutical products, devices and diagnostic instruments.	100.000 %	— %	100.000 %	— %	100.000 %	— %

145

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Information on Group Companies, Associates and others for the years ended 31 December 2025, 2024 and 2023

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

					31/12/2025		31/12/2024		31/12/2023	
					% shares		% shares		% shares	
Name	Registered Office	Acquisition / Incorporation date	Activity	Statutory Activity	Direct	Indirect	Direct	Indirect	Direct	Indirect
Fully Consolidated Companies										
Grifols India Healthcare Private Ltd	Regus Business Centre Pvt.Ltd.,Level15,Dev Corpora, Plot No.463,Nr. Khajana East.Exp.Highway,Thane (W), Mumbai - 400604, Maharashtra India	2014	Commercial	Distribution and sale of pharmaceutical products.	99.984 %	0.016 %	99.984 %	0.016 %	99.984 %	0.016 %
Grifols Diagnostics Equipment Taiwan Limited	8F., No.367, Fuxing N. RD., Songshang Dist., Taipei City 10543, Taiwan	2016	Commercial	Distribution and sale of diagnostic products.	100.000 %	— %	100.000 %	— %	100.000 %	— %
Grifols Viajes, S.A.	Can Guasch, 2 08150 Parets del Vallès Barcelona, Spain	1995	Services	Travel agency exclusively serving Group companies.	99.900 %	0.100 %	99.900 %	0.100 %	99.900 %	0.100 %
Squadron Reinsurance Designated Activity Company	The Metropolitan Building, 3rd Fl. James Joyce Street, Dublin Ireland	2003	Services	Reinsurance of Group companies' insurance policies.	— %	100.000 %	— %	100.000 %	— %	100.000 %
Grifols Shared Services North America, Inc.	2410 Lillivale Avenue 90032 Los Angeles, California United States	2011	Services	Support services for the collection, manufacture, sale and distribution of plasma derivatives and related products.	100.000 %	— %	100.000 %	— %	100.000 %	— %
Araclon Biotech, S.L.	Avenida Vía Hispanidad, número 21 Zaragoza, España	2012	Research	Creation and commercialisation of a blood diagnosis kit for the detection of Alzheimer's and development of effective immunotherapy (vaccine) against this disease.	— %	77.118 %	— %	75.880 %	— %	75.880 %

146

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Information on Group Companies, Associates and others for the years ended 31 December 2025, 2024 and 2023
(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

					31/12/2025 % shares		31/12/2024 % shares		31/12/2023 % shares	
Name	**Registered Office**	**Acquisition / Incorporation date**	**Activity**	**Statutory Activity**	**Direct**	**Indirect**	**Direct**	**Indirect**	**Direct**	**Indirect**
Fully Consolidated Companies										
Grifols Innovation and New Technologies Limited	Grange Castle Business Park, Grange Castle , Clondalkin, Dublin 22, Ireland	2016	Research	Biotechnology research and development	— %	100.000 %	— %	100.000 %	— %	100.000 %
Kiro Grifols S.L	Polígono Bainuetxe, 5, 2º planta, Aretxabaleta, Guipúzcoa Spain	2014	Research	Development of machines and equipment to automate and control key points of hospital processes, and hospital pharmacy processes.	99.700 %	0.300 %	99.700 %	0.300 %	99.700 %	0.300 %
Aigües Minerals de Vilajuiga, S.A.	Carrer Sant Sebastià, 2, 17493 Vilajuïga, Girona, Spain	2017	Industrial	Collection and use of mineral-medicinal waters and obtaining of all necessary administrative concessions for the optimum and widest use of these.	99.990 %	0.010 %	99.990 %	0.010 %	99.990 %	0.010 %
Grifols Bio Supplies Inc. (before Interstate Blood Bank, Inc.)	5700 Pleasantville Road Memphis, Tennessee United States	2016	Industrial	Procurement of human plasma.	— %	100.000 %	— %	100.000 %	— %	100.000 %
Haema, GmbH (formerly Haema, AG)	LandsteinerstraBe 1, 041 03 Leipzig - Germany	2018	Industrial	Procurement of human plasma.	— %	— %	— %	— %	— %	— %
BPC Plasma, Inc (formerly Biotest Pharma Corp)	901 Yamato Rd., Suite 101, Boca Raton FL 33431 - United States	2018	Industrial	Procurement of human plasma.	— %	— %	— %	— %	— %	— %
Haema Plasma Kft.	Bajcsy-Zsilinszky út 12., 1051 Budapest (Hungría)	2021	Industrial	Procurement of human plasma.	— %	80.400 %	— %	100.000 %	— %	— %
Alkahest, Inc.	3500 South DuPont Hwy, Dover, County of Kent United States	2015	Research	Development of novel plasma-based products for the treatment of cognitive decline in aging and disorders of the central nervous system (CNS).	— %	100.000 %	— %	100.000 %	— %	100.000 %

147

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Information on Group Companies, Associates and others for the years ended 31 December 2025, 2024 and 2023

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

					31/12/2025		31/12/2024		31/12/2023	
					% shares		% shares		% shares	
Name	Registered Office	Acquisition / Incorporation date	Activity	Statutory Activity	Direct	Indirect	Direct	Indirect	Direct	Indirect
Fully Consolidated Companies										
Plasmavita Healthcare GmbH	Colmarer Strasse 22, 60528 Frankfurt am Main - Germany	2018	Industrial	Procurement of human plasma.	—%	50.000 %	—%	50.000 %	—%	50.000 %
Plasmavita Healthcare II GmbH	Garnisongasse 4/12, 109 0 Vienna, Austria	2019	Industrial	Procurement of human plasma.	—%	50.000 %	—%	50.000 %	—%	50.000 %
Grifols Canada Therapeutics Inc. (formerly Green Cross Biotherapeutics; Inc)	2911 Avenue Marie Curie, Arrondissement de Saint-Laurent, Quebec Canada	2020	Industrial	Conducting business in Pharmceuticals and Medicines Industry	0.020 %	99.980 %	0.020 %	99.980 %	0.020 %	99.980 %
Grifols Laboratory Solutions, Inc	Corporation Trust Center, 1209, Orange Street, Wilmington, New Castle Country, Delaware, 19801 United States	2020	Services	Engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware	—%	100.000 %	—%	100.000 %	—%	100.000 %
Grifols Korea Co., Ltd.	302 Teheran-ro, Gangnam-gu, Seoul (Yeoksam-dong) Korea	2020	Commercial	Import, export of diagnostic in vitro products and solutions.	100.000 %	—%	100.000 %	—%	100.000 %	—%
Grifols Middle East & Africa LLC	Office No. 534, 5th floor, NamaaBuilding No.155, Ramses Extension Street, Al Hay Al Sades, Nasr City, Cairo Egypt	2021	Services	Providing consultation (except for those stipulated in Article 27 of the Capital Market Law and its executive regulations) and carry out those commercial activities that are permitted by the law.	99.990 %	0.010 %	99.990 %	0.010 %	99.990 %	0.010 %

148

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GRIFOLS, S.A. AND SUBSIDIARIES

Information on Group Companies, Associates and others for the years ended 31 December 2025, 2024 and 2023

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

					31/12/2025		31/12/2024		31/12/2023	
					% shares		% shares		% shares	
Name	Registered Office	Acquisition / Incorporation date	Activity	Statutory Activity	Direct	Indirect	Direct	Indirect	Direct	Indirect
Fully Consolidated Companies										
GigaGen Inc.	407 Cabot Road South San Francisco, CA 94080, United States	2017	Industrial	Engage in any lawful act or activity for which corporations may be organized under General Corporation Law.	— %	100.000 %	— %	100.000 %	— %	100.000 %
Grifols Pyrenees Research Center, S.L.	C/ Prat de la Creu, 68-76, Planta 3ª, Edifici Administratiu del Comú d'Andorra la Vella Andorra	2021	Industrial	Constitution, development and management of operations of a research and development center in all areas of immnology, dedicated to find possible solutions for therapeutic applications.	— %	— %	— %	100.000 %	— %	80.000 %
Grifols Bio North America LLC	251 Little Falls Drive, Wilmington, New Castle County, 19808, Delaware United States	2021	Industrial	Engage in any lawful business permitted by the Act or the laws of any jurisdiction in which the Company may do business.	— %	100.000 %	— %	100.000 %	— %	100.000 %
Biomat Holdings LLC	2410 Grifols Way, Los Angeles, California, 90032, United States.	2023	Services	Administration and financing services to Immunotek donor centers.	— %	100.000 %	— %	100.000 %	— %	100.000 %
Biomat Holdco, LLC.	251 Little Falls Drive, Wilmington, New Castle County, Delaware, 19808 United States	2021	Services	Engage in any lawful act or activity for which corporations may be organized under General Corporation Law of Delaware.	— %	100.000 %	— %	100.000 %	— %	100.000 %
Biomat Newco, Corp.	251 Little Falls Drive, Wilmington, New Castle County, Delaware, 19808 United States	2021	Services	Engage in any lawful act or activity for which corporations may be organized under General Corporation Law of Delaware.	— %	91.400 %	— %	90.000 %	— %	88.600 %
Grifols Canada Plasma II, Inc. (formerly Prometic Plasma Resources, Inc.)	2911 Avenue Marie-Curie,Montréal, Quebec H4S 0B7, Canadá	2021	Industrial	Procurement of human plasma.	— %	100.000 %	— %	100.000 %	— %	100.000 %

149

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APPENDIX I

GRIFOLS, S.A. AND SUBSIDIARIES

Information on Group Companies, Associates and others for the years ended 31 December 2025, 2024 and 2023

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

					31/12/2025		31/12/2024		31/12/2023	
					% shares		% shares		% shares	
Name	Registered Office	Acquisition / Incorporation date	Activity	Statutory Activity	Direct	Indirect	Direct	Indirect	Direct	Indirect
Fully Consolidated Companies										
Grifols Canada Plasma – Ontario Inc. (formerly Canada Inc.)	5060 Spectrum Way, STE 405,Mississauga, Ontario L4W 5N5, Canada	2023	Services	Administration, operating management and control services of plasma recollecting centers, directly or indirectly, through its affiliates.	— %	100.000 %	— %	100.000 %	— %	100.000 %
Albimmune, S.L.	Parque Empresarial Can Sant Joan, Avda de la Generalitat, 152-156, Sant Cugat del Vallès, 08174, Barcelona España	2022	Research	The purpose of the company is the research, development and exploitation of a project on the application of the use of albumin as a medicine	— %	51.000 %	— %	51.000 %	— %	51.000 %
Biotest, AG	Landsteinerstr. 5, D-63303 Dreieich, Germany	2022	Industrial	Development, manufacture and distribution of biological, chemical, pharmaceutical, human and veterinary medical, cosmetic and dietary products as well as containers, devices, machines and accessories for medical, pharmaceutical and analytical purposes, as well as research in these fields. Furthermore the activity (especially research development, production and distribution) in the field of plant protection and plant breeding, the field of testing and purification of soil, water and air and in the field of products, materials and techniques used in space.	26.195 %	54.205 %	24.700 %	45.480 %	24.700 %	45.480 %
Biotest Austria, GmbH	Einsiedlergasse 58, A-1050, Vienna, Austria	2022	Industrial	Distribution of pharmaceutical products.	— %	80.400 %	— %	70.180 %	— %	70.180 %
Biotest Italia, S.R.L. (merged with Grifols Italia S.p.A)	Via Leonardo da Vinci 43, I-20090 Trezzano sul Naviglio MI, Italy	2022	Industrial	Distribution of pharmaceutical products.	— %	— %	— %	— %	100.000 %	— %

150

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Information on Group Companies, Associates and others for the years ended 31 December 2025, 2024 and 2023
(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

					31/12/2025		31/12/2024		31/12/2023	
					% shares		% shares		% shares	
Name	Registered Office	Acquisition / Incorporation date	Activity	Statutory Activity	Direct	Indirect	Direct	Indirect	Direct	Indirect
Fully Consolidated Companies										
Biotest (UK) Ltd. (merged with Grifols UK, Ltd.)	17 High Street, B31 2UQ Longbridge Birmingham, United Kingdom	2022	Industrial	Distribution of pharmaceutical products.	— %	— %	— %	100.000 %	— %	100.000 %
Biotest (Schweiz) AG	Schützenstrasse 17, CH-5102 Rupperswil, Switzerland	2022	Industrial	Distribution of pharmaceutical products.	— %	80.400 %	— %	70.180 %	— %	70.180 %
Biotest Hungaria Kft	Torbágy utca 15/ A, Törökbálint 2045, Hungary	2022	Industrial	Procurement of human plasma.	— %	80.400 %	— %	70.180 %	— %	70.180 %
Biotest Farmacêutica LTDA (merged with Grifols Brasil Ltda.)	Rua José Ramos Guimarães, 49 A Centro, 12955-000, Bom Jesus dos Perdões – SP, Brasil	2022	Industrial	Distribution of pharmaceutical products.	— %	— %	— %	— %	100.000 %	— %
Biotest Hellas M.E.P.E.	45 Michalakopoulou Str., 11528 Athens, Greece	2022	Research	Research and development of solutions in the Biopharma area.	— %	80.400 %	— %	70.180 %	— %	70.180 %
Biotest France SAS (merged with Grifols France S.A.R.L.)	45/47 rue d'Hauteville, 75010 Paris, France	2022	Services	The purpose of the company is to act as an agent and support the group companies.	— %	— %	— %	— %	100.000 %	— %
Biotest Pharmaceuticals Ilaç Pazarlama Anonim Sirketi	Nishstanbul, Cobançesme Mahallesi, 34197 Bahçeliever, Istanbul, Turkey	2022	Research	Research and development of solutions in the Biopharma area.	— %	80.400 %	— %	70.180 %	— %	70.180 %
Biotest Medical, S.L.U. (merged with Grifols Movaco, S.A.)	C/ Frederic Mompou, nº 5, 6º 3ª A, 08960 Sant Just Desvern, Barcelona, Spain	2022	Industrial	Distribution of pharmaceutical products.	— %	— %	— %	— %	100.000 %	— %

151

GRIFOLS | Consolidated financial statements | notes | appendix

APPENDIX I

GRIFOLS, S.A. AND SUBSIDIARIES

Information on Group Companies, Associates and others for the years ended 31 December 2025, 2024 and 2023

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

					31/12/2025		31/12/2024		31/12/2023	
					% shares		% shares		% shares	
Name	Registered Office	Acquisition / Incorporation date	Activity	Statutory Activity	Direct	Indirect	Direct	Indirect	Direct	Indirect
Fully Consolidated Companies										
Biotest Pharma, GmbH	Landsteinerstr. 5, D-63303 Dreieich, Germany	2022	Industrial	Carry out the development and production activities in the Biopharma area.	—%	80.400 %	—%	70.180 %	—%	70.180 %
Biotest Lux S.à.r.l.	17, Boulevard F.W. Raiffeisen L-2411 Luxembourg	2023	Services	Providing financing and centralisation of services for Biotest companies.	—%	80.400 %	—%	70.180 %	—%	70.180 %
Biotest Grundstücksverwaltungs GmbH	Landsteinerstr. 5, D-63303 Dreieich, Germany	2022	Services	Management of own assets.	—%	80.400 %	—%	70.180 %	—%	70.180 %
Plasma Service Europe GmbH	Landsteinerstr. 5, D-63303 Dreieich, Germany	2022	Industrial	Procurement of human plasma.	—%	80.400 %	—%	70.180 %	—%	70.180 %
Cara Plasma s.r.o.	Jungmannova 745/24 - Nové Město, 110 00 Praha 1 , Czech Republic	2022	Industrial	Procurement of human plasma.	—%	80.400 %	—%	70.180 %	—%	70.180 %
Plazmaszolgálat Kft	Torbágy utca 15/ A, Törökbálint 2045, Hungary	2022	Industrial	Procurement of human plasma.	—%	80.400 %	—%	70.180 %	—%	70.180 %
Biotest MidCo GmbH	Colmarer Strasse 22, 60528 Frankfurt am Main Alemania	2025	Services	Participating, collaborating and directing the management of companies and other businesses, in particular as a general partner of Biotest GmbH & Co. KGaA.	100.000 %	—%	—%	—%	—%	—%

152

GRIFOLS | Consolidated financial statements | notes | appendix

APPENDIX I

GRIFOLS, S.A. AND SUBSIDIARIES

Information on Group Companies, Associates and others for the years ended 31 December 2025, 2024 and 2023

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

					31/12/2025 % shares		31/12/2024 % shares		31/12/2023 % shares	
Name	**Registered Office**	**Acquisition / Incorporation date**	**Activity**	**Statutory Activity**	**Direct**	**Indirect**	**Direct**	**Indirect**	**Direct**	**Indirect**
Fully Consolidated Companies										
Biotest Management GmbH	Colmarer Strasse 22, 60528 Frankfurt am Main Alemania	2025	Services	Undertaking responsibility and personal management, as a general partner of Biotest GmbH & Co. KGaA, to promote the corporate purpose of its investee company and to provide it with business management services	— %	100.000 %	— %	— %	— %	— %
Grifols Biotest Holdings GmbH	Colmarer Str. 22, 60528 Frankfurt am Main, Germany	2022	Services	Management of own assets as well as the acquisition, sale, holding and management of shares in other companies in Germany and abroad in the company's own name and on its own account (not third parties), in particular in Biotest AG with registered offices in Dreiech.	100.000 %	— %	100.000 %	— %	100.000 %	— %
AlbaJuna Therapeutics, S.L	Hospital Germans Trias i Pujol, carretera de Canyet, s/n, Badalona, Spain	2016	Research	Development and manufacture of therapeutic antibodies against HIV.	— %	100.000 %	— %	100.000 %	— %	100.000 %

This appendix is part of note 2 from the consolidated annual accounts.

153

GRIFOLS | Consolidated financial statements | notes | appendix

APPENDIX I

GRIFOLS, S.A. AND SUBSIDIARIES

Information on Group Companies, Associates and others for the years ended 31 December 2025, 2024 and 2023

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

					31/12/2025		31/12/2024		31/12/2023	
					% shares		% shares		% shares	
Name	Registered Office	Acquisition / Incorporation date	Activity	Statutory Activity	Direct	Indirect	Direct	Indirect	Direct	Indirect
Equity-accounted investees and others										
Mecwins, S.L. (no longer associated)	Avenida Fernandos Casas Novoa, 37 Santiago de Compostela, Spain	2013	Research	Research and production of nanotechnological, biotechnological and chemical solutions.	—%	—%	—%	—%	—%	24.590 %
Medcom Advance, S.A (dissolved)	Av. Roma, 35 Entresuelo 1, 08018 Barcelona; Spain	2019	Research	Research and development of nanotechnological solutions.	—%	—%	—%	—%	—%	45.000 %
Shanghai RAAS Blood Products Co. Ltd. (no longer associated)	2009 Wangyuan Road, Fengxian District, Shanghai	2020	Industrial	Introducing advanced and applicable technologies, instruments and scientific management systems for manufacturing and diagnosis of blood products, in order to raise the production capacity and enhance quality standards of blood products to the international level.	—%	—%	—%	—%	26.580 %	—%
Grifols Egypt for Plasma Derivatives (S.A.E.)	Tolip El Narges Hotel, Teseen Streett, Fifth Settlement, Cairo Egypt	2021	Industrial	Establish and operate a plasma fractionation plant, regardless of whether the plasma is collected locally or imported, as well as its filling and packaging.	49.000 %	—%	49.000 %	—%	49.000 %	—%
Biotek America LLC ("ITK JV")	1430 East Southlake Blvd Suite 200 Southlake TX 76092 Estados Unidos	2021	Industrial	Build and manage until the opening of donor plasma centers in the United States.	—%	—%	—%	75.000 %	—%	75.000 %
BioDarou PLC	Sarparast St., Italia St. Felestin Ave, 1416653163 Tehran, Iran	2022	Industrial	Procurement of human plasma.	—%	39.400 %	—%	34.388 %	—%	34.388 %
Grifols Canada Plasma, Inc.	200-2010 Winston Park Drive Oakville, ON L6H5P7, Canada	2025	Industrial	Procurement of human plasma.	—%	50.100 %	—%	—%	—%	—%

This appendix is part of note 2 from the consolidated annual accounts.

154

Ap pendix II Millions of Euros Estimated distributable profits until July 28, 2025 Estimated net income after taxes from the beginning of the fiscal year to July 28, 2025 177 Less, required allocation to legal reserve 0 Estimated distributable profits until July 28, 2025 177 Interim dividend distributed 103 Cash flow forecast for the period from July 28, 2025 to July 28, 2026: Cash balance as of July 28, 2025 1 Projected colelctions 1264 Projected payments, including interim dividend - 1199 Projected cash balance as of July 28, 2026 66 Consolidated financial statements notes appendix APPENDIX II GRIFOLS, S.A. AND SUBSIDIARIES Accounting statement of results and liquidity (expressed in millions of Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish - language version prevails) 155

GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Director’s Report for the year ended December 31, 2025 156

The management report for the fiscal year ended December 31, 2025 must be read together with the consolidated financial statements for the same period and the related notes. The comments and analysis included in the report may contain forward - looking statements and considerations that involve risks and uncertainties. For these matters, please refer to the “Main Risks” section of this Report, and for a detailed analysis, consult the Consolidated Non - Financial Information Statement and Sustainability Information for fiscal year 2025, specifically the “Main Risks” section under “Risk Management and Control” within the Governance chapter. GRIFOLS DELIVERS ON ITS COMMITMENTS The 2025 fiscal year unfolded in a complex macroeconomic and geopolitical environment, marked by persistent international tensions and episodes of financial volatility. These factors, together with geopolitical uncertainty, created a demanding landscape for companies with global operations. In this context, Grifols operated in an environment of increased financial and foreign - exchange complexity, demonstrating operational strength, disciplined execution, a nd adaptability. Throughout 2025, the company delivered on its commitments and reinforced its position as one of the world’s leaders in plasma - derived medicines. The year reflects significant progress in growth, cash generation, and balance - sheet strengthening, fully aligned with the Group’s strategic priorities and its long - term Value Creation Plan. In this regard, Grifols continues to advance consistently in generating sustainable value, achieving its main financial and operational objectives. The 2025 fiscal year was also marked by important product launches and regulatory approvals that strengthen Grifols’ value proposition and expand patient access to therapies in various countries. Notably, this includes the approval and launch in several European countries of the fibrinogen concentrate Prufibry®, indicated for both congenital (CFD) and acquired (AFD) fibrinogen deficiency, as well as approval by the U.S. FDA, where it will be marketed as Fesilty , for the treatment of acute bleeding episodes in pediatric and adult patients with congenital fibrinogen deficiency. In addition, the strategic project Grifols Egypt for Plasma Derivatives (GEPD) continued to advance according to plan, with significant progress in infrastructure, operational capabilities, and regulatory approvals. GEPD now has 16 plasma donation centers and continues developing its plasma - fractionation and protein - purification plant. Furthermore, during the year, the European Medicines Agency (EMA) certified the entire value chain, confirming that the platform operates in accordance with the most stringent European standards. At the same time, Grifols continued to promote the integration of sustainability as a cross - cutting pillar of its strategy, in line with its Sustainability Roadmap and its new 2025 – 2027 Master Plan. Among other initiatives, the company strengthened the values and behaviors shared by the 25,258 employees worldwide whose talent, professionalism, and commitment to donors and patients represent Grifols’ greatest asset. It also continued reinforcing its governance model to ensure responsible, transparent management aligned with leading national and international best practices. YEAR END RESULTS Grifols’ revenues reached euros 7,524 million, representing an increase of +7.0% at constant currency (c c 1 ) and +4.3% on a reported basi s 2 . This growth was driven mainly by the performance of the Biopharma business unit, with particularly strong momentum in the immunoglobulin (Ig) fr anchise, supported by efficient plasma - supply management, robust underlying demand, and a favorable product mix led by subcutaneous Ig (SCIg). Gross margin remained stable at 38.0% (38.7% in 2024), supported by continued progress in improving the efficiency of production processes and the plasma - center network. These factors, together with strict cost - management discipline and prudent investment in innovation, enabled the company to maintain a solid level of operating profitability, with adjusted EBITDA reaching 1,825 million euros, representing a margin of 24.3% of revenues, underscoring the resilience of the business model. Reported EBITDA amounted to euros 1,693 million, with a margin of 22.5%. Net profit attributable to the parent company reached euros 402 million, supported by a 16% improvement in financial results, which stood at euros - 628 million following the measures implemented in recent years to optimize the financing structure and reduce the cost of debt. Overall, the Group maintained strong performance throughout the year, supported by demand for its main plasma - derived products and efficient operational management, both of which continue to reinforce its fundamentals. GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Director’s Report for the year ended December 31, 2025 157 1 The constant - currency (cc) exchange rate excludes the period’s exchange - rate fluctuations. 2 The figures include the impact of exchange rates.

REVENUE PERFORMANCE BY BUSINESS UNIT Biopharma Biopharma remained the Group’s main growth driver. Its revenues increased by +8.4% cc (+5.6% reported), reaching euros 6,487 million in 2025, supported by the strong performance of the immunoglobulin (Ig) franchise, driven by very robust underlying demand and stable pricing dynamics. The evolution reflected differentiated trends across the various plasma - derived proteins: The immunoglobulin franchise recorded growth of +14.7% cc, driven by very strong demand in key international markets, particularly the U.S and Canada. Subcutaneous immunoglobulin (SCIg) stood out with growth close to +60%, gaining market share and increasing penetration in the U.S. Intravenous immunoglobulins (IVIg) also performed very well, with growth above +12%. This positive evolution reflects sustained demand in primary (PID) and secondary (SID) immunodeficiencies, as well as in the treatment of CIDP (chronic inflammatory demyelinating polyneuropathy), the expansion of the treated patient base, and the progressive adoption of subcutaneous solutions, which offer patients greater convenience and flexibility. In addition, increased product availability enabled the company to meet growing demand and reinforce Grifols’ leadership in key markets, positioning the company strongly to continue responding to market dynamics. Alpha - 1 and specialty proteins grew by +1.4% cc. Specifically, alpha - 1 antitrypsin maintained stable performance throughout the year, with the addition of a new specialized pharmaceutical distributor to strengthen commercial coverage and improve market access. Rabies immunoglobulin also showed solid commercial traction, while the rest of the specialty proteins performed positively, contributing meaningfully to growth. Regarding albumin, this product was particularly affected by market conditions in China. Albumin prices declined as a direct result of Chinese government policies aimed at containing healthcare spending. Furthermore, the product launches and regulatory approvals obtained during the year will continue strengthening the Biopharma portfolio and its competitive positioning. In the U.S, Yimmugo® was launched following FDA approval. This next - generation intravenous immunoglobulin, developed and manufactured at Biotest’s Next Level facility in Germany and marketed in Europe since 2022, expands the Group’s immunoglobulin offering to meet growing market demand. Distribution in the U.S. is carried out through Kedrion Inc., and it is expected to contribute positively to the Group’s futu re growth. Additionally, after obtaining the corresponding regulatory approvals, the company began marketing Prufibry® in Europe in 2025. This fibrinogen concentrate is indicated for the treatment of congenital (CFD) and acquired (AFD) fibrinogen deficiency. The launch began in Germany, with progressive introduction planned in other markets such as Spain and Austria starting in 2026. Grifols also obtained FDA approval for Fesilty®, its fibrinogen concentrate indicated for the treatment of acute bleeding episodes in pediatric and adult patients with congenital fibrinogen deficiency. Commercialization in the United States is expected in the first half of 2026, enabling the company to strengthen its position in high - value specialized therapies. With these advances, Grifols expands its therapeutic offering in the field of bleeding disorders and reinforces its Biopharma portfolio. Diagnostic In 2025, Diagnostic recorded revenues of euros 640 million, representing an increase of +1.4% cc ( - 0.8% reported). The year’s performance reflects stable results, with a gradual shift in the sales mix toward higher value - added technologies, in line with the Group’s strategy. The Molecular Donor Screening (MDS) area, associated with NAT technology for blood and plasma donation screening, grew by +3.3% cc, supported by stable donation levels in the United States, the signing of new contracts, and expansion in the EMEA region. Meanwhile, the Blood Typing Solutions (BTS) line grew by +6.6% cc, consolidating its position as the main growth driver. This progress was fueled by increased demand in key markets. During the year, Diagnostic achieved significant commercial and regulatory milestones. Notably, the FDA approved the manufacturing of DG Gel cards and red - cell reagents at the new San Diego (U.S.) facility, enabling the start of local production of essential blood - typing solutions for blood banks and transfusion centers, thereby strengthening the Group’s industrial capabilities in this segment. Grifols also received FDA approval and launched in the U.S Data - Cyte Plus P 0.8%, the company’s first papain - treated red - cell panel, designed to improve the detection of irregular antibodies in transfusion testing. This launch expands and completes the blood - typing solutions portfolio, meets growing demand in the U.S. market, and reinforces Grifols’ positioning as a comprehensive provider of advanced immunohematology solutions. GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Director’s Report for the year ended December 31, 2025 158

Finally, two strategic partnerships stood out during the year: one with Inpeco to develop the “laboratory of the future” in transfusion medicine, integrating full automation, robotics, and advanced software; and another with IBL International (Tecan Group) to advance ultra - sensitive biomarker panels based on SMC (Single Molecule Counting) technology, expanding its offering in neurology, oncology, and advanced clinical diagnostics. Bio Supplies In 2025, Bio Supplies recorded total revenues of euros 154 million, representing a decrease of - 19.7% cc ( - 28.7% reported). This performance is mainly related to non - recurring impacts stemming from extraordinary operations carried out in 2024 and from inventory adjustments made during t he year. Excluding these effects, underlying demand remained consistent, with particularly strong performance from products such as Tetanus and Anti - HB, which continued to show favorable trends. In this context, Grifols continued to maximize the value of its Bio Supplies product portfolio, maintaining its focus on operational efficiency and mix optimization. Others Including Healthcare Solutions, IV Therapy, Pharmatech, and contract manufacturing services, the division recorded revenues of euros 243 million in 2025, representing growth of +8.6% cc (+16.8% reported). Overall, performance was particularly strong due to higher demand in the United States, Latin America, and Iberia, as well as the addition of new contracts. The product mix was also strengthened by the positive contribution of transfusion blood components, consolidating the favorable e vol ution of these business lines. PLASMA PROCUREMENT Grifols currently manages the world’s largest private plasma - supply network, with more than 400 plasma centers, a strategic pillar for ensuring the availability of essential raw material for the production of plasma - derived medicines. At the end of 2025, Grifols operated 310 plasma centers in the U.S, 97 in Europe, and 8 in the rest of the world. In addition, the company operates 16 plasma centers in Egypt, whose expansion represents a key growth vector for plasma supply in the coming years, strengthening the geographic diversification and resilience of the network. In 2025, Grifols continued to manage its plasma supply efficiently, maintaining stability in cost per liter (CPL). This performance was supported by improved operational yields at donation centers, driven by the implementation of more efficient plasmapheresis equipment based on nomogram technology, which has increased process productivity. The company is also working to optimize CPL through various initiatives aimed at streamlining structural costs, optimizing donor compensation, improving the donor experience, and increasing operational efficiencies across the entire center network. Taken together, these efforts reinforce Grifols’ ability to ensure a reliable, efficient, and sustainable plasma supply, supporting the growth of the Biopharma business and long - term value creation. BALANCE SHEET As of December 31, 2025, the Group’s total assets amounted to euros 19,712 million (euros 21,405 million in 2024). The year - on - year reduction mainly reflects a decrease in non - current assets, as well as an optimization of working capital. Grifols maintains a selective investment policy, aligned with the Group’s financial discipline and efficient capital allocation, after having executed in previous years the main strategic investments to increase its plasma - collection capacity and drive innovation. The long - term business plan includes recurring investment needs aimed at supporting organic growth and improving operational efficiency, which do not require significant additional ca pit al expenditures. Working capital management, inventory oversight, and payment and collection terms 3 Active working - capital management in 2025 contributed to strengthening Grifols’ operational efficiency and financial discipline. The cash position includes a negative impact mainly resulting from exchange - rate fluctuations during the year. As of December 31, 2025, inventories stood at euros 3,296 million, representing a 7.4% reduction compared with year - end 2024 (euros 3,560 million). This evolution translated into an improvement in inventory turnover, which decreased from 294 days in December 2024 to 258 days in 2025, reflecting optimized inventory levels in a context of growing activity. GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Director’s Report for the year ended December 31, 2025 159 3 Data including Biotest in the Spanish corporations

GRIFOLS, S.A. AND SUBSIDIARIES
Consolidated Director's Report
for the year ended December 31, 2025

Average collection and payment periods stood at 31 days cc (35 days in 2024) and 57 days cc (60 days in 2024), respectively, demonstrating more efficient working-capital management. Specifically, for the Group's Spanish companies, the average supplier payment period was 78 days, compared with 71 days in the previous year.

More detailed information on Grifols' supplier payment practices is available in the Governance chapter of the Consolidated Non-Financial Information Statement and Sustainability Information for fiscal year 2025.

Deleveraging[4], Capital Resources, and Credit Ratings

As of December 31, 2025, Grifols' net financial debt stood at euros 7,759 million, excluding the impact of IFRS 16[5].

Deleveraging remained a priority in 2025. At year-end, the leverage ratio decreased to 4.2 times under the credit agreement (4.6 times in December 2024), driven by improved EBITDA and the continued generation of operating cash flow. Based on the financial statements, the ratio stood at 5.2 times (5.6x at year-end 2024).

In addition, the Group continued to strengthen its financial structure and market confidence through active and disciplined debt management. In November 2025, the company secured the support of nearly 95% of holders of its 7.5% senior secured notes due 2030, totaling euros 1.300 million, to approve an amendment to the indenture, well above the required majority and ahead of the established deadline.

This approval followed a consent solicitation process aimed at aligning certain provisions of these notes with those applicable to the more recently issued 7.125% senior secured notes, also due in 2030. The transaction enhances the company's financial flexibility and facilitates more efficient management of its capital structure, in line with the refinancing plans communicated to the market.

This progress builds on measures adopted in previous years to optimize the financial structure, which enabled the company to extend maturities, strengthen liquidity, and shape a debt profile with no significant maturities before 2027. At year-end 2025, more than 73% of Grifols' debt was fixed-rate, and financial covenants were not applicable as the revolving credit facility remained undrawn, reducing exposure to interest-rate volatility and reinforcing balance-sheet strength.

Regarding credit ratings, the main agencies assessed Grifols during 2025. In May 2025, Moody's upgraded Grifols' corporate rating from B3 to B2, maintaining a positive outlook, reflecting strong operating performance, revenue growth, and more robust financial management.

Subsequently, in November 2025, Fitch revised Grifols' outlook from stable to positive and affirmed its long-term issuer rating at B+, also upgrading the senior secured debt rating from BB- to BB, highlighting the strengthening of business fundamentals and effective execution of the company's strategy.

Finally, in December 2025, S&P Global upgraded Grifols' issuer rating from B+ to BB-, with a stable outlook, and raised the senior unsecured debt rating from B- to B, supported by solid operating performance and expectations of a prudent financial policy.

Overall, these rating actions reflect a sustained improvement in the market's credit perception of Grifols throughout 2025, underpinned by its operating performance, efficiency gains, and progress in financial deleveraging.

Current Corporate Ratings	Fitch	S&P	Moody's
Corporate Ratings	B+	BB-	B2
Senior Secured Debt	BB	BB-	B1
Senior Unsecured Debt	B-	B	Caa1
Outlook	Positve	Stable	Positive

Evolution of equity

As of December 31, 2025, equity amounted to euros 7,603 million , including euros 5,385 million of shareholders' equity.

The change in equity mainly reflects the payment of an interim dividend for fiscal year 2025 totaling euros 102 million, as well as the decrease in non-controlling interests, primarily due to the evolution of profit attributable to third parties and the impact of foreign-exchange translation differences.

[4] See Annex for Reconciliation.
[5] As of December 31, 2025, the impact of applying IFRS 16 on debt amounts to million 1,082 euros.

160

Meanwhile, the significant improvement in profit achieved during the year contributed to increasing the Group’s attributable equity, demonstrating its capacity to create value. Grifols’ share capital is represented by 426,129,798 ordinary shares (Class A), with a nominal value of 0.25 euros per share, and 261,425,110 non - voting shares (Class B), with a nominal value of 0.05 euros per share. Grifols’ ordinary shares (Class A) are listed on the Spanish Continuous Market and form part of the IBEX - 35 index (GRF), while the non - voting shares (Class B) are listed on the Continuous Market under the ticker GRF.P. Grifols’ Class A and Class B shares are also traded on the U.S. NASDAQ (GRFS) through American Depositary Receipts (ADRs). CASH FLOWS AND CAPITAL RESOURCES In 2025, cash generation was driven by a solid improvement in operating cash flow, supported by profit growth and active working - capital management. The year’s performance reflects the consolidation of operational improvements implemented in previous periods and sustained disci pli ne in capital allocation. Cash flows from operating activities In 2025, net cash flows from operating activities reached euros 1,047 million, compared with euros 902 million in 2024, supported by the solid performance of the business. Cash flow from investing activities Net cash flows from investing activities amounted to euros - 579 million in 2025, compared with euros 886 million in 2024, a year that included the extraordinary impact of the SRAAS divestment. In 2025, no relevant divestments were carried out, and the main cash outflows corresponded to recurring CAPEX investments, as well as investments in R&D and intangible assets. These included those related to the plasma - fractionation, immunoglobulin - purification, and albumin - production facilities in Montreal (Canada), as well as the development of the Egypt hub. Cash flow from financing activities Net cash flows from financing activities improved significantly in 2025 to euros - 529 million, compared with euros - 1,359 million in 2024, as a result of deleveraging measures. This variation also reflects the payment of interim dividends for fiscal year 2025. CAPITAL EXPENDITURES (CAPEX) In 2025, Grifols maintained disciplined management of its capital investments following the intense investment cycle of recent years. The company continued optimizing its CAPEX resource allocation, prioritizing efficiency and the consolidation of existing production capacity. In 2025, CAPEX amounted to euros 265 million (euros 233 million in 2024). Details of the balances related to Property, Plant and Equipment (PP&E) as of December 31, 2025 and 2024 are provided in Note (9) “Property, Plant and Equipment” of the consolidated financial statements accompanying this report. The main projects advanced during the year include: Spain: New fractionation plant in Barcelona In 2025, Grifols began construction of a new plasma - fractionation plant in Lliçà de Vall (Barcelona, Spain), with a total planned investment of euros 160 million. This facility will enable the Group to double its fractionation capacity in Europe. Operations are expected to begin in 2030, reinforcing the supply of plasma - derived medicines to meet growing global demand. The project will be integrated into the existing industrial complex in Parets del Vallès, consolidating a biotechnology hub of approximately 25 hectares. The campus will include fractionation capacity, logistics, analytical laboratories, storage facilities, and a new space dedicated to Grifols Engineering. From an operational and environmental standpoint, the new plant has been designed as a highly digitalized and sustainable campus, with 100% of its electricity consumption covered by renewable sources, advanced monitoring systems, intelligent resource - management technologies, and energy - efficiency and circular - economy principles. This investment strengthens the Group’s industrial base in Spain and Europe and aligns with its long - term growth strategy, operational - efficiency improvements, and support for the expansion of its core Biopharma franchises. Canada: Progress in Montreal Grifols continues to advance its strategic industrial project in Montreal, aimed at strengthening the Group’s production capacity under its long - term agreement with Canadian Blood Services. GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Director’s Report for the year ended December 31, 2025 161

In 2025, the first phase was completed with the commissioning of an albumin purification and filling plant. Phases two and three, currently under development, include the addition of a plasma - fractionation plant and a second intravenous immunoglobulin (IVIG) purification and filling facility, both of which could be operational in 2027. This project strengthens Grifols’ industrial footprint in North America, expands its global fractionation capacity, and contributes to increasing Canada’s self - sufficiency in immunoglobulins, fully aligned with Grifols’ strategy of sustainable growth and operational diversification. INNOVATION In 2025, Grifols continued to make significant progress in its innovation strategy, driven by a solid pipeline that combines lifecycle management of essential products with the development of new proteins, formulations, and routes of administration. The company strengthened its scientific leadership through meaningful clinical advances, regulatory approvals, and the expansion of critical therapies for patients with severe and rare diseases. Throughout the year, numerous milestones were also achieved in the field of plasma - derived therapies, reinforcing Grifols’ commitment to improving pa tient care worldwide. In this regard, innovation at Grifols is guided by four priorities: accelerating the development of new therapies, products, and services while advancing improvements and new indications for existing ones; supporting competitiveness; optimizing internal productivity to achieve greater efficiencies; and promoting scientific collaboration, education, and research capabilities to advance knowledge. Grifols provides detailed information about its innovation activities with the aim of offering a comprehensive and complete view of the company. This information covers the innovation carried out within its main business units (Biopharma and Diagnostic), as well as that developed by its affiliated companies; the main milestones and progress achieved during the fiscal year; the pipeline update; digital and productive innovation; and collaborations and support for research, among other aspects. The full details are available in the Innovation section of the Consolidated Non - Financial Information Statement and Sustainability Information corresponding to fiscal year 2025. CORPORATE TRANSACTIONS AND STRATEGIC PROJECTS Acquisition and delisting of Biotest AG In June 2025, Grifols successfully completed the delisting of its German subsidiary Biotest AG, after increasing its ownership to 80.4% of the share capital and 99.25% of the voting rights. The transaction involved the acquisition of 416,922 ordinary shares at 43.00 euros and 3,002,804 preferred shares at 30.00 euros, for a total outlay of euros 108 million. The Frankfurt Stock Exchange approved the delisting on June 6, and Biotest AG is now fully integrated as a non - listed subsidiary within Grifols’ operational, financial, and corporate - governance perimeter. Egypt: A Unique Strategic Projec t Grifols’ project in Egypt is one of the company’s most significant strategic initiatives in international expansion and health - sovereignty development. Through Grifols Egypt for Plasma Derivatives (GEPD), a joint venture 51% owned by the National Service Projects Organization (NSPO) and 49% by Grifols, the country achieved self - sufficiency in immunoglobulins, albumin, and coagulation factors in 2025, becoming the sixth country in the world to reach this level of autonomy in plasma - derived medicines. Since the project began in 2020, GEPD’s objective has been to develop a fully integrated ecosystem covering the entire plasma value chain: from voluntary donor recruitment and plasma testing to industrial processing into plasma - derived medicines and their supply to patients. GEPD currently has 16 plasma - donation centers in Egypt, with plans to expand to 20 in 2026, and has a state - of - the - art testing laboratory and an integrated logistics center. It is also progressing on the first development phase of its manufacturing plant, which will begin operations in 2026, gradually completing full industrial integration within the country. Thanks to this infrastructure, Egypt now collects sufficient plasma from voluntary donors to meet its entire domestic demand for plasma - derived medicines, eliminating external dependence and strengthening the resilience of its healthcare system. In 2025, the European Medicines Agency (EMA) certified GEPD’s entire value chain, confirming that the platform operates in accordance with the highest European standards of quality and safety. This certification validates the integrated end - to - end model, enables surplus production to be supplied to European markets once national needs are met, and positions Egypt as a new regional healthcare hub, contributing to greater security of supply for essential plasma - derived medicines in a context of high global dependency. Since the project’s inception, more than one million vials produced from Egyptian plasma have been delivered to public hospitals and health centers, and over 100,000 free medical check - ups have been provided to donors. The accumulated clinical impact exceeds 80 million euros in health benefits through improved access to diagnosis and treatment for chronic and rare diseases. GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Director’s Report for the year ended December 31, 2025 162

From a corporate perspective, the Egypt project represents a replicable public - private partnership model that integrates health sovereignty, industrial development, and international projection. In an environment of rising global demand and fragile supply chains, it strengthens Grifols’ ability to provide solutions that reinforce both national healthcare systems and global supply security. Canadian Plasma Resources Corporation On November 1, 2025, the Group acquired 50.1% of Canadian Plasma Resources Corporation (CPR), a private Canadian company dedicated to plasma collection for the production of plasma - derived therapies. The transaction was executed through the subscription of new shares for approximately Canadian dollars 27 million (euros 19 million), including directly attributable transaction costs. Following the acquisition, the company was renamed Grifols Canada Plasma, Inc. Immunotek Plasma Centers As part of the collaboration agreement between Grifols Bio North America (GBNA) and Immunotek, on January 2, 2025, GBNA acquired a group of eight plasma - collection centers in the United States (Group 3) for a net amount of approximately dollars 79 million . Subsequently, with the aim of optimizing operational efficiency, both parties agreed to accelerate the acquisition of the remaining six centers (Group 4), originally planned for 2026. As a result, on February 3, 2025, GBNA acquired these centers for approximately dollars 62 million, with payment deferred until January 2, 2026, leading to the recognition of a short - term liability in 2025. Following these transactions, Grifols took control of all 14 centers in 2025 and, as of May 1 of that year, directly manages the 28 centers developed by Immunotek under the previous agreement. The collaboration with Immunotek has concluded, and GBNA is no longer part of the joint operation with Biotek America LLC. ESG Grifols is firmly committed to sustainability, combining economic growth with a strong dedication to social and environmental responsibility, underpinned by an ethical and integrity - driven framework that guides all decision - making. The company recognizes the close relationship between its business performance and the expectations of a society that increasingly demands transparency, rigor, and the creation of shared value. In this context, sustainability is embedded as a cross - cutting pillar of the corporate strategy, structured around six core areas, Patients, Donors and Communities, Planet, People, Ethics, and Innovation. These pillars guide the company’s ability to manage risks, drive efficiency, strengthen stakeholder trust, and ensure a positive impact across the entire value chain. This approach, aligned with the principles of double materiality and emerging governance requirements, enables Grifols to advance toward a more resilient, responsible, and long - term - oriented model. In recent years, Grifols has achieved significant progress recognized by leading international sustainability indices and evaluators. In 2025, the company reaffirmed its leadership in the S&P Dow Jones Best - in - Class indices (formerly DJSI), remaining among the top - ranked companies after four and five consecutive years in the Dow Jones Best - in - Class World Index and the Dow Jones Best - in - Class Europe Index, respectively. It was also recognized as the most sustainable biotechnology company in the S&P Global Sustainability Assessment, reflecting its progress in ESG standards. Additionally, for the first time, Grifols received the EcoVadis Platinum Medal, the highest distinction awarded by the agency, consolidating its position as a sustaina bil ity benchmark in the sector. Grifols continues to integrate sustainability across all business areas and units. The progress made and commitments undertaken in 2025 are detailed in the company’s Non - Financial Information Statement, with key highlights summarized below. Environmental Scope In 2025, Grifols allocated euros 103 million to environmental management, including investments and expenses aimed at minimizing the environmental impact of its activities. Over the past three years, cumulative resources in this area reached 183 million euros, reflecting the Group’s sustained commitment to continuous environmental improvement. Environmental resources increased significantly in 2025 compared with the previous year, in line with the strengthening of the Group’s environmental plan and the development of new industrial capabilities, particularly within Biopharma facilities. Of the total allocated, environmental capital investments reached euros 67 million, of which 85% was dedicated to energy - efficiency projects, 8% to waste - management initiatives, and 7% to other environmental projects. These investments aim to optimize resource consumption, improve industrial - process efficiency, and reduce the environmental footprint of operations. GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Director’s Report for the year ended December 31, 2025 163

Environmental expenses amounted to euros 36 million, primarily distributed across waste management (62%), water consumption and management (27%), and emissions - reduction initiatives (11%). Together, these actions form part of Grifols’ commitment to transitioning toward a more efficient, resilient operating model aligned with the objectives of its 2023 – 2026 Environmental Program. Social Scope In 2025, Grifols reaffirmed its commitment to job quality, professional development, and employee well - being. At year - end, the workforce totaled 25,248 people, with 98% holding permanent contracts, reflecting the stability of employment generated by the Group. The company maintains a strong commitment to pay equity. As of year - end 2025, 100% of Grifols employees received an adequate wage, in accordance with the benchmarks established under Directive (EU) 2022/2041 for European countries and, in the U.S, under the Wages and Fair Labor Standards Act. In 2025, an agreement was also reached with trade unions in Spain, reinforcing job stability and the Group’s social commitment. Equal opportunity remains a priority. Women represent 57% of the workforce (43% men), as well as 66% of new hires and 63% of internal promotions during the year. Additionally, 4.3% of employees are people with disabilities, consolidating the company’s commitment to workplace i ncl usion. Training and talent development are fundamental pillars of the company’s strategy. In 2025, Grifols delivered 7,475,899 training hours, with broad employee participation (97% of staff trained). Health, safety, and environmental training totaled 60,730 hours, with 73% of the workforce trained in these areas. More than 57,400 hours were dedicated to enhancing digital skills, strengthening the team’s technological readiness. The training offering also included multicultural - awareness content, promoting a diverse and global corporate culture. Overall, these initiatives reflect Grifols’ sustained commitment to quality employment and social development in the communit ies where it operates. CORPORATE GOVERNANCE Throughout 2025, Grifols continued strengthening its corporate - governance model to consolidate a more independent, professionalized structure aligned with international best practices. Key initiatives included: Appointment of Anne - Catherine Berner as Non - Executive Chair In February 2025, Grifols announced the appointment of Anne - Catherine Berner as Non - Executive Chair, replacing Thomas Glanzmann, who voluntarily stepped down from the Board. The transition became effective at the Annual General Meeting held on June 5, 2025. The new Chair brings extensive executive and non - executive experience across the financial, healthcare, and industrial sectors, with a distinguished career in leadership roles in both public and private organizations. Creation of the Strategy Committee In September 2025, the Board of Directors established a Strategy Committee to support the Board in strategic decision - making and to propose strategic initiatives and developments. Members include: • Anne - Catherine Berner, Chair (Independent Director) • Raimon Grifols Roura, Proprietary Director • Víctor Grifols Deu, Proprietary Director • Tomás Dagá Gelabert, External Director • Íñigo Sánchez Asiaín Mardones, Independent Director The creation of this committee reinforces Grifols’ commitment to a sustainable vision and a robust governance model aligned w ith international best practices. Expanded Role of the Sustainability Committee Since July 2025, the Sustainability Committee has expanded its responsibilities and is now named the Sustainability, Communication and Reputation Committee. Its mandate includes strengthening the management of sustainability strategies and overseeing corporate communication and reputation, ensuring alignment with stakeholder interests and the company’s principles of transparency and good governance. Annual General Meeting At the Annual General Meeting held on June 5, 2025, shareholders approved all proposals submitted for vote. The strong support reflects confidence in the company’s strategy, governance model, and execution capacity. Key resolutions included: GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Director’s Report for the year ended December 31, 2025 164

• Re - election of Víctor Grifols Deu as Proprietary Director • Ratification of Pascal Ravery as Independent Director • Appointment of Paul S. Herendeen as Proprietary Director, representing several minority shareholders exercising proportional - r epresentation rights • Reduction of the Board to 12 members, in line with governance recommendations and aimed at improving efficiency and the quali t y of strategic debate Progess in the Governance Framework Grifols continued strengthening the framework governing its relationships with stakeholders and supporting its governance model through policies, control systems, and oversight mechanisms designed to reinforce integrity, transparency, and regulatory compliance. Key developments in 2025 included: Strengthening of the Artificial Intelligence Center of Excellence (AI CoE), consolidating a governance framework for the responsible use of AI across the organization Updating the Anti - Corruption Policy, reaffirming the company’s zero - tolerance stance on bribery and strengthening conduct standards in interactions with the public and private sectors Development and implementation of the Supplier Sustainability Policy, integrating ESG criteria into the supply chain in line with leading international standards and due - diligence principles MAIN RISKS Grifols is exposed to a range of financial, operational, regulatory, and strategic risks that may affect its performance, liquidity, and long - term value creation. Grifols maintains a comprehensive risk - management framework aligned with international standards. The following section summarises the most material risks, grouped by category, together with the high - level mitigation actions in place. 1. Financial and Structural Risks • Financial leverage and liquidity. Grifols maintains a significant level of indebtedness, which increases sensitivity to macroeconomic conditions and limits strategic flexibility. Mitigation focuses on deleveraging, disciplined capital allocation, refinancing of maturities, and enh anc ed free cash flow generation. • Plasma supply dependency. A substantial portion of revenue depends on access to U.S. - sourced plasma. Regulatory changes, immigration restrictions, or operational disruptions could materially affect production. Mitigation includes expansion of owned plasma centres, diversification of sourcing, and efficiency initiatives. • Foreign exchange and interest rate exposure. Fluctuations in EUR/USD and interest rates may affect financial results. Grifols applies prudent financial policies and monitors these exposures, further benefiting from natural hedging mechanisms inherent to the company’s operation al structure. • Related - party transactions and governance complexity. Transactions with related parties may create perceived conflicts of interest. Governance frameworks, oversight mechanisms, and transparency policies mitigate these risks. 2. Operational and Business Risks • Manufacturing complexity and quality. Plasma - derived products require highly specialised biological processes that are vulnerable to contamination, yield variability, and regulatory scrutiny. Mitigation includes robust quality systems, cGMP compliance, and multi - site regulatory app rovals. • Product concentration and competitive dynamics. A significant share of revenue derives from immunoglobulin products. Competitive pressure, pricing dynamics, or new entrants could affect performance. Mitigation includes innovation, product mix optimisation, and continuous mon itoring of market trends. • Cybersecurity and IT governance. Increasing cyber threats pose risks to data integrity, business continuity, and regulatory compliance. Grifols has implemented a comprehensive cybersecurity framework, incident - response capabilities, and continuous monitoring. • Talent retention and attraction. Success depends on retaining key scientific, operational, and managerial personnel. Mitigation includes a comprehensive rewards model, development programmes, and employee engagement initiatives. • Supply chain and third - party dependencies. Disruptions in logistics, suppliers, or external manufacturers could impact operations. Mitigation includes supplier diversification, contingency planning, and insurance coverage. 3. Regulatory and Healthcare Industry Risks • Pricing and reimbursement pressure. Healthcare reforms, particularly in the U.S., may introduce pricing constraints or reimbursement limitations. Mitigation includes operational efficiencies, product differentiation, and engagement with stakeholders. • Regulatory compliance. Grifols operates in a highly regulated environment. Non - compliance could result in sanctions or delays. Mitigation includes strong compliance programmes, internal audits, and continuous training. • Environmental, health, and safety obligations. Climate - related events or environmental regulations may affect operations. Mitigation includes insurance coverage, adaptation plans, and sustainability initiatives. GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Director’s Report for the year ended December 31, 2025 165

GRIFOLS, S.A. AND SUBSIDIARIES
Consolidated Director's Report
for the year ended December 31, 2025

4. Market and Securities Risks

- Share price volatility and market perception. Shares and ADR prices may be affected by market conditions, short-seller activity, or macroeconomic factors. Mitigation includes transparent communication, strong governance, and consistent execution.

OTHER INFORMATION

Treasury stock

The transactions carried out with treasury stock during 2025 are set out in the notes to the consolidated financial statements in Note 15(d) attached to this report. As of December 31, 2024, Class A treasury shares totaled 3,778,222 and Class B treasury shares amounted to 3,201,374. shares.

Use of financial instruments by the Company and financial risk management

Detailed information in the consolidated financial statements in Note 30 attached to this report.

Subsidies

Subsidies received by Grifols correspond mainly to initiatives related to employee training and job creation:

Subsidies		
Millions Euros	**2025**	**2024**
U.S	9	19
Spain	1	0

Annual Corporate Governance Report

Grifols' Annual Corporate Governance Report for the 2025 fiscal year forms part of the Management Report. As of the date of publication of the consolidated annual accounts, it is available on the CNMV website and on Grifols' website.

Annual Directors' Compensation Report

Grifols' Annual Directors' Remuneration Report for the year 2025 forms part of the Directors' Report. As of the date of publication of the consolidated annual accounts, it is available on the CNMV website and on Grifols' website.

Non-Financial Information Statement

In accordance with the provisions set forth in Law 11/2018, of December 28, regarding non-financial information and diversity, the Group has prepared the Non-Financial Information Statement for the fiscal year 2025. The Board of Directors of Grifols, S.A. prepares the Consolidated Non-Financial Information and Sustainability Statement for the year 2025 as a separate document and an integral part of the Consolidated Director's Report and as a separate document from the consolidated financial statements.

This report includes the impact of the group's activity with respect to environmental and social issues; respect for human rights; initiatives relating to the fight against corruption and bribery; and those relating to personnel, including any measures adopted to promote the principle of equal treatment and opportunities between women and men, non-discrimination and inclusion of people with disabilities and accessibility.

Subsequent events

Except for the subsequent events disclosed in Note 34 to the Group's Consolidated Financial Statements, no additional material subsequent events have occurred that require disclosure.

Foreseeable evolution of the group

Building on our strong foundations and clear momentum, the management team is executing on its Strategic Plan focused on profitable growth, margin expansion, cash flow generation and disciplined capital allocation to unlock Grifols' full potential. Biopharma will continue to be the main growth engine, levering on commercial excellence by broadening our portfolio, capitalizing on the most diversified plasma sourcing model in the industry, a strong innovation pipeline focused, and increasing yields and efficiencies throughout the value chain.

166

Net revenue by division and region for the ful l year 2025 FY 2025 FY 2024 % vs PY In million of euros Reported At cc* Revenue by Business Unit 7,524 7,212 4.3% 7.0 % Biopharma 6,487 6,143 5.6% 8.4 % Diagnostic 640 645 (0.8)% 1.4 % Bio Supplies 154 216 (28.7)% (19.7)% Others 243 208 16.8% 8.6 % Revenue by Country 7,524 7,212 4.3% 7.0 % US + CANADA 4,253 4,087 4.1% 7.4 % EU 1,614 1,499 7.6% 7.7 % ROW 1,657 1,626 1.9% 5.3% *Constant - currency reporting excludes exchange - rate variations for the period GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Director’s Report for the year ended December 31, 2025 167

ANNEX - NON - GAAP (IFRS - EU) MEASURES RECONCILIATION OR ALTERNATIVE PERFORMANCE MEASURES (APM) To complement the consolidated financial statements presented in accordance with International Financial Reporting Standards (IFRS), Grifols provides the following tables and reconciliations. These tables contain APM measures, which are used in conjunction with financial metrics in accordance with IFRS. Their purpose covers budget setting, business management, operational and financial performance evaluation, as well as comparison with prior periods and competitors. The inclusion of these measures is useful as it allows for analysis and comparison of profitability and solvency across companies and industries, eliminating accounting and financial effects that are not directly related to cash flows. In addition, Grifols presents non - financial measures because they are commonly used by investors, securities analysts, and other market players. These measures complement the analysis of financial performance and should be considered in conjunction with IFRS metrics, not as a re placement for them. The following tables set out the measures and ratios commonly used by Grifols, including their name, purpose and, in the case of ratios, how they are calculated. Alternative Performance Measures Definition Aim / Purpose Revenue at constant currency Reported revenue + variation due to exchange rate impact Excludes fluctuations in the exchange rates of the different currencies in which Grifols reports revenues in order to facilitate to facilitate the comparison between different financial periods and the understanding of their evolution. Earnings Before Interest, Tax, Depreciation and Amortization (EBITDA) or Gross Operating Profit Operating profit + depreciation and amortization El EBITDA (“Earnings Before Interest, Tax, Depreciation and Amortization”) evaluates operating results without taking into account large expense items that have no impact on cash flows. This metric provides a more accurate and comparable understanding of the company's performance. GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Director’s Report for the year ended December 31, 2025 168

EBITDA adjusted Same as above + extraordinary costs - extraordinary revenues For more information about these extraordinary amounts, see reconciliation tables below. More accurately reflects the company's organic performance, including or excluding certain non - recurring amounts, see detail below: - Restructuring costs: in 2023 and 2024 the company incurred a set of extraordinary costs in order to significantly reduce its cost structure following the impact of COVID - 19. In 2025, restructuring costs amounted to Euros 14 million. - Transaction costs in 2024 were mainly related to the strategic alliance in China with Haier Group, through which a 20% equity stake in Shanghai RAAS was sold to Haier for approximately dollars 1,800 million. The extraordinary nature of this transaction should be taken into account when assessing the company’s leverage. In 2025, these transaction costs decreased to euros 29 million. - Impairments: In 2025 amounted to euros 49 million and originated mainly from an R&D Project of Alkahest. - Biotest Next Level (BNL) project: this refers to a specific project aimed at increasing Biotest's production capacity in Dreieich, Germany. It was decided to adjust the costs strictly related to this project due to their extraordinary and non - recurring nature, stemming from the significant investment in operating expenses required to bring the company’s production facilities into operation. Not adjusting for this impact would distort the representation of the company’s recurring operating expense levels. - Other non - recurring items: Most of these relate to the compensation for the extraordinary and early termination of a contract with a supplier. Another portion of these extraordinary expenses was associated with the impact of market - driven short - selling activity GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Director’s Report for the year ended December 31, 2025 169

It has been decided to adjust the costs strictly related to this project due to the extraordinary and non - recurring nature of this project due to the high investment in terms of operating expenses required to start up the company's production facilities. Failure to adjust for this impact would distort the picture of the company's level of recurring operating expenses. Other Non - Recurring Items: Most of these relate to the compensation for the extraordinary and early termination of a contract with a supplier. Another portion of the extraordinary charges was associated with actions taken in response to the short - seller episode. EBITDA adjusted 12M EBITDA calculated considering the last 12 months To make comparable periods that do not necessarily coincide with the closing months of the fiscal year. Refer to the term "adjusted" to the immediately preceding point. EBITDA adjusted as per Credit Agreement Definition established in the Grifols Credit Agreement. defined as net income on a consolidated basis for the Group, plus (i) all financial results, (ii) any losses on ordinary course hedging obligations, (iii) any foreign currency translation, transaction or exchange losses, (iv) any loss of any equity - accounted investee, (v) tax expense, (vi) depreciation, (vii) amortization, write - offs, write - downs, and other non - cash charges, losses and expenses, (viii) impairment of intangibles, (ix) non - recurring losses, (x) transactions costs, (xi) extraordinary, unusual, or non - recurring charges and expenses including transition, restructuring and “carveout” expenses, (xii) any costs and expenses relating to the Issuer’s potential or actual issuance of Equity Interests and (xiii) the amount of cost savings, adjustments, operating expense reductions, operating improvements and synergies, in each case on a “run rate” basis and in connection with acquisitions, investments, restructurings, business optimization projects and other operational changes and initiatives; less (i) interest income, (ii) non - recurring gains, (iii) any income or gains on ordinary course hedging obligations (iv) foreign currency translation, transaction or exchange gains and (v) any income of any equity - accounted investee, in each case, for the last 12 months. Measure used to calculate the leverage ratio. It provides a useful measure for period - to - period comparisons of profitability of the business, as it is related to the reporting requirement of the Credit Agreement. This is a critical calculation requirement per the credit agreement, showing Grifols’ profitability levels. This measure is used by Grifols’ lenders in accordance with adhering to covenant conditions. GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Director’s Report for the year ended December 31, 2025 170

GRIFOLS, S.A. AND SUBSIDIARIES
Consolidated Director's Report
for the year ended December 31, 2025

EBIT (Earnings Before Interest and Taxes)	Revenue – operating expenses	Measures profitability and reflects earnings before interest expense and taxes
Net financial debt as per Credit Agreement	This is a critical calculation requirement per the credit agreement, showing Grifols' net financial debt levels. This measure is used by Grifols' lenders in accordance with adhering to covenant conditions. This is also a key metric used for Leverage Ratio as per the Credit Agreement. Non-current financial liabilities – Non-recurrent lease liabilities (IFRS16) + Current financial liabilities – Current lease liabilities (IFRS16) – Cash and cash equivalents excluding restricted cash	This is a critical calculation requirement per the credit agreement, showing Grifols' net financial debt levels. This measure is used by Grifols' lenders in accordance with adhering to covenant conditions. This is also a key metric used for Leverage Ratio as per the Credit Agreement.
Leverage ratio per Credit Agreement	Net financial debt as per Credit Agreement / EBITDA adjusted as per Credit Agreement	This is a critical calculation requirement per the credit agreement, showing Grifols' debt to EBITDA levels. This measure is used by Grifols' lenders in accordance with adhering to covenant conditions.
Net Secured Leverage ratio as per Credit Agreement	The ratio is calculated as "Net secured financial debt under the Credit Agreement", understood as secured debt minus cash and cash equivalents, divided by the "Adjusted EBITDA under the Credit Agreement."	This is a contractual financial metric used to measure the Group's capacity to issue new secured financial debt. It has been included in the information provided to investors because it is considered a key indicator for many debt investors.
R&D net investment	R&D current expenses in P&L + R&D capitalized – R&D depreciation, amortization and write-offs + R&D CAPEX fixed assets + R&D external	A more accurate reflection of the resources that the company is allocating to its research and development activities. Excludes capitalizations and amortizations associated with research and development (R&D) projects.
CAPEX as presented in the Earnings Report	Additions to PP&E - capitalized interest + investments in group companies and associates. CAPEX includes investments in tangible fixed assets made during the period, as well as those investments carried out through corporate transactions that, by their nature, correspond to investments in tangible fixed assets.	Breaks down the cash flow that the company invests in its productive capacity, as well as increases in productivity and efficiency in its processes. CAPEX includes investments in property, plant and equipment made during the period, as well as those investments carried out through corporate transactions that, by their nature, correspond to investments in tangible fixed assets. The CAPEX figure is presented to facilitate understanding of the Group's total level of investment and is a commonly used indicator among investors and analysts for monitoring operational and financial performance.

171

GRIFOLS, S.A. AND SUBSIDIARIES
Consolidated Director's Report
for the year ended December 31, 2025

Reconciliation of APM to Financial Statements

For reconciliation purposes, detailed information is provided below.

Net revenues by division reported at constant currency for the full year 2025

In million of euros	2025	2024	% Var
Reported Net Revenues	7,524	7,212	4.3 %
Variation due to Exchange Rate Effects	194		
Net Revenues at Constant Currency	7,718	7,212	7.0 %

In million of euros	2025	2024	% Var
Reported Biopharma Net Revenues	6,487	6,143	5.6 %
Variation due to Exchange Rate Effects	171		
Reported Biopharma Net Revenues at Constant Currency	6,658	6,143	8.4 %

In million of euros	2025	2024	% Var
Reported Diagnostic Net Revenues	640	645	(0.8)%
Variation due to Exchange Rate Effects	14		
Reported Diagnostic Net Revenues at Constant Currency	654	645	1.4 %

In million of euros	2025	2024	% Var
Reported Bio Supplies Net Revenues	154	216	(28.5)%
Variation due to Exchange Rate Effects	5		
Reported Bio Supplies Net Revenues at Constant Currency	159		

In million of euros	2025	2024	% Var
Reported Others & Intersegments Net Revenues	243	209	16.2 %
Variation due to Exchange Rate Effects	3		
Reported Other & Intersegments Net Revenues at Constant Currency	246		

In million of euros	2025	2024	% Var
Reported U.S. + Canada Net Revenues	4,253	4,087	4.1 %
Variation due to Exchange Rate Effects	137		
Reported U.S. + Canada Net Revenues at Constant Currency	4,390	4,087	7.4 %

In million of euros	2025	2024	% Var
Reported EU Net Revenues	1,614	1,499	7.6 %
Variation due to Exchange Rate Effects	1		
Reported EU Net Revenues at Constant Currency	1,614	1,499	7.7 %

In million of euros	2025	2024	% Var
Reported ROW Net Revenues	1,657	1,626	1.9 %
Variation due to Exchange Rate Effects	56		
Reported ROW Net Revenues at Constant Currency	1,713	1,626	5.3 %

172

GRIFOLS, S.A. AND SUBSIDIARIES
Consolidated Director's Report
for the year ended December 31, 2025

Reconciliation of other figures for full year 2025:

Net financial debt as per Credit Agreement

In millions of euros except ratio.	Q4'25	Q3'25	Q2'25	Q1'25	Q4'24
Non-Current Financial Liabilities	9,091	9,093	9,118	9,390	9,491
Non-recurrent Lease Liabilities (IFRS16)	(969)	(966)	(978)	(1,026)	(1,025)
Current Financial Liabilities	552	595	522	657	676
Recurrent Lease Liabilities (IFRS16)	(113)	(111)	(112)	(119)	(117)
Cash and Cash Equivalents[1]	(802)	(621)	(559)	(753)	(980)
Net Financial Debt as per Credit Agreement	**7,759**	**7,990**	**7,992**	**8,149**	**8,046**

[1]Cash and Cash Equivalents exclude restricted cash

Adjusted EBITDA as per Credit Agreement

In millions of euros except ratio.	FY 25	LTM Q3'25	LTM Q2'25	LTM Q1'25	FY 24
OPERATING RESULT (EBIT)	1,243	1,344	1,307	1,257	1,192
Depreciation & Amortization	(450)	(432)	(437)	(445)	(439)
Reported EBITDA	1,693	1,776	1,744	1,702	1,631
IFRS 16	(120)	(117)	(118)	(117)	(113)
Restructuring costs, impairments and others	78	49	67	68	55
Transaction costs	29	28	28	41	49
Cost savings, operating improvements and synergies estimated on a "run rate"	168	174	173	165	159
Share of profits associated to core activity	4	4	9	(39)	(38)
Total adjustments	159	139	159	118	112
Adjusted EBITDA LTM as per Credit Agreement	**1,852**	**1,915**	**1,903**	**1,820**	**1,743**
Leverage Ratio as per Credit Agreement	**4,2x**	**4,2x**	**4,2x**	**4,5x**	**4,6x**

173

GRIFOLS, S.A. AND SUBSIDIARIES
Consolidated Director's Report
for the year ended December 31, 2025

Adjusted EBITDA

	Q4 2025	Q3 2025	Q2 2025	Q1 2025	FY 2025	FY 2024	Q4 2024
In Millions of euros							
OPERATING RESULT (EBIT)	271	354	349	269	1,243	1,192	372
Depreciation & Amortization	(129)	(103)	(107)	(112)	(450)	(438)	(110)
Reported EBITDA	400	457	456	381	1,693	1,630	482
% Net revenue	20.2 %	24.5 %	24.1 %	21.3 %	22.5 %	22.6 %	24.4 %
Cash							
Restructuring costs	7	6	—	—	14	36	3
Transaction costs	11	7	4	7	29	49	9
Biotest Next Level Project	2	10	5	7	24	34	8
Others	2	2	10	2	16	10	—
Total Cash Adjustments	**22**	**25**	**19**	**16**	**83**	**129**	**20**
Non-cash							
Impairments	45	—	—	4	49	25	24
Other	—	—	—	—	—	(5)	—
Total Non-Cash	**45**	**—**	**—**	**4**	**49**	**20**	**24**
Total adjustments	67	25	19	20	132	149	44
Adjusted EBITDA	467	482	475	401	1,825	1,779	526
% Net revenue	23.6 %	25.8 %	25.1 %	22.4 %	24.3 %	24.7 %	26.6 %

CAPEX as reported in the Earnings Presentation *

In million euros	FY2025	FY2024	% Var
Property, Plant & Equipment additions ("CAPEX reportado in Consolidated Statements of Cash Flows")	265	233	14 %
Interest capitalized *	21	26	
Total PP&E additions	286	259	10 %
Interest capitalized*	(21)	(26)	
Group companies associates and business units	108	275	
CAPEX reported in the Earnings Report	373	508	-27 %

*For cash flow purposes, capitalized interest is presented within the Expenses/Income line as part of operating cash flow.
Group companies, associates, and business units refer to investments that are not fully consolidated, as well as business combinations. In 2024, these investments were presented as Extraordinary CAPEX in the Earnings Report.

174

Net Secured Leverage Ratio as per Credit Agreement In millions of euros except ratio FY 25 FY 24 Amount of revolver drawn — — EIB debt principal outstanding 53 85 Senior Debt Tranche B 2,198 2,373 Senior Secured Notes principal outstanding 3,340 3,340 Total Secured Debt 5,591 5,798 Cash and Cash Equivalents (802) (559) Net Secured Debt 4,789 5,239 Adjusted EBITDA as per Credit Agreement 1,852 1,753 Net secured leverage ratio as per Credit Agreement 2.6x 2.7x GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Director’s Report for the year ended December 31, 2025 175

At their meeting held on 25 February 2026 pursuant to legal requirements, the Directors of Grifols, S.A. authorized for issue the consolidated annual accounts and consolidated directors’ report for the period from 1 January 2025 to 31 December 2025. The consolidated annual accounts comprise the documents that precede this certification. Anne - Catherine Berner (signed) Chairperson José Ignacio Abia Buenache (signed) Chief Executive Officer Raimon Grifols Roura (signed) Board Member Víctor Grifols Deu (signed) Board Member Albert Grifols Coma - Cros (signed) Board Member Tomás Dagá Gelabert (signed) Board Member Iñigo Sánchez - Asiaín Mardones (signed) Board Member Susana González Rodríguez (signed) Board Member Enriqueta Felip Font (signed) Board Member Pascal Ravery (signed) Board Member Montserrat Muñoz Abellana (signed) Board Member Paul S. Herendeen (signed) Board Member Laura de la Cruz Galán (signed) Secretary non - member to the Board GRIFOLS, S.A. AND SUBSIDIARIES (Free translation from the original in Spanish. In the event of discrepancy, the Spanish - language version prevails)

General 5 Environment 27 Social 77 Governance 170 Annexes 213 Table of contents according to regulations 214 Methodologies 228 Glossaries and Abbreviations 232 In d ex 1 2

Non - Financial Information Statement and Sustainability Reporting General 5 Environment 27 Social 77 Governance 170

Understanding Grifols 6 Business model 6 Value chain 10 Sustainability strategy and approach 11 Stakeholders 15 Management of impacts, risks and opportunities 17 Sustainability due diligence 17 Double materiality 18 About this report 24 Basis for the preparation of this report, scope and limitations 24 Governance 25 Additional information 26 5 Integrated Annual Report 2025 General

GRIFOLS | General | Environment | Social | Governance | Annexes

Understanding Grifols

Grifols works to enhance people's health and well-being. Since 1909, the company has advanced plasma science and diagnostic solutions through sustained innovation, contributing to societal progress.

PURPOSE	AMBITION
Enhance global health to help people live longer and healthier lives	Amplify our positive impact to advance our sustainable business model

Business model

Grifols Group (henceforth "Grifols") is a global healthcare company, improving people's health through the innovation, development, manufacturing and commercialization of essential plasma-derived medicines, non-plasma therapies and diagnostic solutions.

Today, Grifols stands as a world leader in plasma therapies and transfusion medicine.

Grifols' business model includes four business units: Plasma Procurement and Biopharma, Diagnostic, Bio Supplies and Other. Each unit provides specific products and services, supporting a diversified presence in the healthcare sector, a positive impact on patients and a broad range of options for healthcare professionals[1,2].

Business units[3]

PLASMA PROCUREMENT AND BIOPHARMA
Plasma procurement, manufacturing and commercialization of plasma-derived and non-plasma therapies.

86 % of revenue (EUR 6,487M)

DIAGNOSTIC
Advanced diagnostic solutions for blood and plasma analyses.

9 % of revenue (EUR 640M)

BIO SUPPLIES
Biological products for non-therapeutic use.

2 % of revenue (EUR 154M)

OTHERS
Specialty pharmaceuticals and hospital management solutions.

3 % of revenue (EUR 243M)

Addressing the needs of thousands of patients

Grifols' business model places people at the center of its activities, with a focus on patient health and the well-being of plasma donors, whose contribution makes the production of plasma-derived medicines possible. Grifols serves as the bridge between plasma donors and patients.

In 2022, Grifols finalized its strategic investment in Biotest AG. Since then, both companies have collaborated closely to expand access to plasma therapies for the benefit of patients worldwide.

Plasma and non-plasma therapies

6 score therapeutic areas

IMMUNOLOGY AND NEUROLOGY
Immunodeficiencies and autoimmune disorders.

PULMONOLOGY
Alpha-1 antitrypsin deficiency.

HEMATOLOGY
Hemophilia and other bleeding and clotting disorders.

HEPATOLOGY AND INTENSIVE CARE
Hypovolemia and hypoalbuminemia associated with liver disease, cardiac surgery, severe infection and other critical conditions.

Transfusional and clinical diagnostic solutions

Joining forces with Biotest

IMMUNOLOGY AND NEUROLOGY

HEMATOLOGY

HEPATOLOGY AND INTENSIVE CARE

INNOVATION

[1] More information about Grifols' business unit: www.grifols.com.
[2] The Plasma Procurement and Biopharma business unit is equivalent to the Biopharma segment described in Note 5 of the consolidated annual accounts.
[3] Total income 2025: EUR 7,524M.

6 Integrated Annual Report 2025

Global footprint and reach Clayton North Carolina Hub California Hub USA 310 Emeryville Raleigh - Durham San Carlos Canad a 17 4 Los Angeles Los Angeles San Diego San Diego Memphis Emeryville Montreal Vista Emeryville Emeryville Memphis Los Angeles Raleigh - Durham Vista Montreal San Diego Raleigh - Durham General Environment Social Governance Annexes 7 Integrated Annual Report 2025 4 Grifols Egypt for Plasma Derivatives (GEPD) is non - controlled entity by Grifols, S.A. Owned 49% by Grifols. North America

Barcelona Germany: 62 Barcelona Europe Hub Melbourne Hungary: 19 Bilbao Dublin Czech Republic: 14 Dublin Barcelona Austria: 2 Düdingen Bilbao Dreieich Zaragoza Leipzig Düdingen Melbourne Murcia Dreieich San Sebastián Barcelona Barcelona Leipzig Barcelona Dublin Düdingen Murcia Dreieich San Sebastián Bilbao Egypt : 16 5 General Environment Social Governance Annexes 8 Integrated Annual Report 2025 5 Grifols Egypt for Plasma Derivatives (GEPD) is non - controlled entity by Grifols, S.A. Owned 49% by Grifols. Europe RoW China

General Environment Social Governance Annexes 9 Integrated Annual Report 2025 Guarantees with a holographic seal and trips with a unique code prevent counterfeiting 1,000,000+ qualified donors 400 donation centers

GRIFOLS | General | Environment | Social | Governance | Annexes

Value chain

The production of plasma-derived medicines, driven by the Plasma Procurement and Biopharma business units, lies at the core of Grifols' business model. These areas are further supported by Diagnostic and Bio Supplies business units, which enhance and optimize the company's value chain.

Grifols stands out for its rigorous management of the value chain, grounded in ethical principles, quality and sustainability that exceed regulatory requirements. The company promotes a sustainable and responsible value chain, continually incorporating due diligence policies and procedures.

This approach promotes managerial excellence and helps prevent or mitigate negative impacts, both real and potential, on human rights and the environment. In parallel, it also helps minimize risks and capitalize on surrounding opportunities.

Grifols integrates environmental, social and governance (ESG) principals across its value chain. The company is committed to ensuring the highest standards of quality and safety in its products and services, building trust and loyalty among patients, plasma donors and the healthcare community.

MAIN ACTORS AND ASSETS IN GRIFOLS' VALUE CHAIN[6]

Plasma donors

Description: Donors are an essential part of Grifols' value chain, specialized in plasma-derived medicines.
Role: They provide the raw materials necessary to produce plasma-derived medicines.

Plasma donation centers

Description: Grifols operates a broad network of donation centers.
Role: They safely collect, process and store plasma in compliance with strict regulations and standards.

Production plants

Description: Grifols operates advanced facilities for plasma fractionation and plasma protein purification.
Role: These facilities convert plasma into specific medications, including immunoglobulins, albumins, alpha-1 and clotting factors.

Regulatory bodies

Description: Governmental bodies and international agencies such as the FDA, EMA and other local authorities.
Role: These ensure that processes and products comply with safety and quality standards.

Research and development centers (R&D)

Description: Grifols invests in innovation through internal R&D and through its group companies.
Role: These centers develop new therapies and diagnostic solutions while enhancing existing processes.

Distributors and sales force

Description: Companies and entities that distribute Grifols' products globally.
Role: These facilitate the delivery of products to hospitals and health centers.

Logistics and transport

Description: Companies responsible for transporting plasma and finished products under controlled conditions.
Role: These companies guarantee that products arrive on time and in optimal conditions.

End clients

Description: Hospitals, healthcare facilities, healthcare professionals and patients.
Role: These use the products for specific treatments, especially in areas such as hematology, immunology and intensive care, among others.

Consumers and patients

Description: Patients who require specific plasma-derived therapies.
Role: These are at the heart of Grifols' activity.

[6] For further details on resource inputs (raw materials) in the value chain and resource outputs (end products), see chapter: "Circular Economy in the Environment". For further details on supplier management and relations, see "Governance" chapter.

10 Integrated Annual Report 2025

Sustainability strategy and approach Grifols’ strategy is focused on securing a sustainable plasma supply through an extensive global network of donation centers, supported by the continuous optimization of its production processes. The company has diversified its portfolio beyond plasma - derived therapies to include non - plasma therapies, diagnostic and hospital solutions, strengthening its core business and broadening its market presence. Grifols supports its global growth through a disciplined approach to strategic acquisitions, expansion in key markets and strategic partnerships. Innovation remains a central pillar of the strategy, reflected in the development of new therapies and advanced technologies. These activities are supported by targeted initiatives across the Group, including Biotest AG, GigaGen Inc. and Alkahest Inc., among others. This innovative approach further reinforces its industry leadership. In parallel, Grifols applies a strategy designed to support sustainable growth and long - term value creation for shareholders. Building on more than 115 years of history and the legacy of four generations, the company continues to advance its position as a global healthcare group. Sustainability as a strategy Grifols is firmly committed to sustainability, combining economic growth with social and environmental responsibility, within an ethical framework of integrity that guides decision - making across the organization. The company recognizes the close relationship between its business performance and the expectations of a society that increasingly demands transparency, rigor and the creation of shared value. In this context, sustainability is integrated as a cross - cutting element of the corporate strategy and is structured around six pillars: Patients, Donors and Communities, Planet, People, Ethics and Innovation. These pillars guide Grifols’ approach to risk management, operational efficiency, stakeholder trust and the generation of positive impact across the value chain. This approach, aligned with the principles of double materiality and evolving governance requirements, supports the company’s transition toward a more resilient, responsible and long - term - oriented business model. In recent years, Grifols has made significant progress and continues to integrate sustainability across all business areas and units. The progress achieved and the commitments undertaken during 2025 are detailed in this report. PRIORITIES OF GRIFOLS' MANAGEMENT TEAM Plasma Guarantee plasma supply and access to treatments. Promote a diversified network of centers and maximize their efficiency. Innovation Prioritize critical innovation projects. Invest in differentiated products through in - house projects and investee - led initiatives. Integrate innovation and digital transformation projects that streamline processes and add value to the business model. Donors and patients Increase commitment to patients, healthcare professionals and plasma donors. Talent Foster leadership. Promote a culture based on talent recognition and continuous development. Advocate and promote diversity, inclusion and equal opportunities. Promote employee health and well - being. Financial performance Reduce debt. Financial discipline and cost control. Sustainable growth. New business models and expansion Promote public - private collaborations to increase self - sufficiency in plasma - derived medicines. Establish strategic alliances in key high - potential markets. Sustainability Continue to build an organization - wide culture of sustainability. Maintain a robust sustainability strategy and roadmap. Increase the integration of ESG analyses and evaluations in decision - making frameworks. General Environment Social Governance Annexes 11 Integrated Annual Report 2025

GRIFOLS | General | Environment | Social | Governance | Annexes

Our roadmap: Sustainability Master Plan

Grifols' approach to integrating sustainability is outlined in the Sustainability Policy and Sustainability Master Plan, which forms part of the company's Strategic Plan and aligns with the United Nations Sustainable Development Goals (SDGs[7]).

Grifols completed the update of its 2025–2027 Sustainability Master Plan following a rigorous process that considered the impacts, risks and opportunities identified through the double materiality analysis, as well as developments in the regulatory and market environment and stakeholder expectations. This process enabled the company to redefine priorities, establish measurable objectives and strengthen internal monitoring mechanisms to support effective implementation across all business areas.

The updated plan is structured around six pillars that guide the company's actions in key areas and ensure that sustainability commitments are translated into measurable and verifiable outcomes. This framework strengthens Grifols' ability to anticipate emerging challenges, improve performance and sustain progress over the coming years.

A framework that defines our commitments and priorities, and guides the integration of sustainability across the business

OUR 2025-2027 SUSTAINABILITY MASTER PLAN IS FOUNDED ON 6 PILLARS

MAIN PILLARS	**OUR PEOPLE** Objective: To foster an inclusive and supportive corporate culture that attracts, develops and retains talent, and supports employee well-being	**DONORS AND COMMUNITIES** Objective: To support plasma donors and the communities in which Grifols operates, recognizing their contribution to the company's long-term sustainability and shared value creation
MAIN PILLARS	**PATIENTS AND HEALTH** Objective: To provide high-quality therapies and solutions that address patient needs and contribute to improved health outcomes	**PLANET** Objective: To operate responsibly by reducing environmental impacts and managing environmental risks across the value chain
CROSS-CUTTING PILLARS	**ETHICS** Objective: To apply high standards of integrity and ethical conduct across operations and the supply chain	**INNOVATION** Objective: To advance scientific innovation while addressing patient needs and ensuring the rights, safety and well-being of clinical trial participants

[7] Access to: Sustainability Policy; Sustainability Master Plan 2025–2027; Grifols 2030 Agenda.

12 Integrated Annual Report 2025

GRIFOLS | General | Environment | Social | Governance | Annexes

Objectives with a clear timeline: Grifols 2030 Agenda

In 2021, as part of its sustainability strategy, Grifols established a series of SDG-aligned corporate objectives: the Grifols 2030 Agenda. In 2025, the company updated these commitments in line with the new Sustainability Master Plan 2025-2027, defining intermediate targets to be achieved by 2027, as detailed below:

Pilar	2030 Goals	2027 intermediate goals
01 Patients & Health	Maintain Product Quality Complaint Rate <= 1/50.000 (annually).	Same goal 2030
	Achieve 240 million international units (IU) (via WFH agreement) of clotting factor medicines donated to support hemophilia patients in developing countries.	150 million IU
02 Donors & Communities	Maintain 0 critical deficiencies identified in external audits (Regulatory Health Authorities) annually.	0 critical deficiencies
	Achieve a positive average donor satisfaction (related to the last donation experience), above 4 (out of 5).	3.7
	Increase the number of beneficiaries of Grifols' Social Action initiatives by 25 % (baseline 2025).	12.5
03 Planet	Reduce absolute scope 1 and 2 GHG emissions by 42 % (baseline 2022).	25 %
	Reduce absolute scope 3 GHG emissions by 25 % (baseline 2022).	16 %
	Consume 100 % of electrical energy from renewable energy sources.	70 %
	Achieve a 15 % reduction in global water consumption, and waste generated, per unit of production.	6 %
04 People	Maintain trained 90 % of employees (annually).	Same goal 2030
	Achieve 70 % global employee engagement rate – minimum by department.	68 %
	Reduce 16 % Lost-Time Injury Frecuency Rate (LTIFR) of employees (baseline 2025).	8 %
05 Ethics	Achieve the submission of the sustainability assessment questionnaire to 50 % of the volume of suppliers classified as having medium or high inherent risk.	55 %
	100 % Employees completed anually Grifol Ethics Line Training* (*of Assigned).	100 %
06 Innovation	Complete more than 80 % milestones for innovation key projects (out of total planned).	70 %
	Allocate, within the R&D investment perimeter, a minimum of 75 % to new products and market development (NP&I).	60 %

13 Integrated Annual Report 2025

RECOGNIZED AMONG THE WORLD'S MOST SUSTAINABLE COMPANIES In 2025, Grifols reaffirmed its leadership as a biotechnology company in the S&P Dow Jones Best - in - Class Indices (formerly DJSI) following four years in the Dow Jones Best - in - Class World Index and five consecutive years in the Dow Jones Best - in - Class Europe Index. In 2025, Grifols was awarded the EcoVadis Platinum Medal for the first time, placing the company in the top 1 % of 130,000 companies assessed globally and a leader in its field. In 2025 Grifols received a Climate Change rating of A - and a Water Security rating of B - from the Carbon Disclosure Project (CDP), both above the global average. Grifols has obtained the Prime badge in ISS’s ESG Corporate Rating, positioning the company as a leader within its industry peer group. Grifols is among the best - rated companies in Sustainalitycs with a low ESG risk rating. Grifols was again included in the FTSE4Good Index Series in 2025, reflecting its ESG practices. In 2025, Grifols received a BB rating from MSCI ESG Ratings. Grifols' short - term greenhouse gas emissions reduction targets have been approved by the Science Based Targets initiative (SBTi). General Environment Social Governance Annexes 14 Integrated Annual Report 2025

Stakeholders Grifols recognizes the essential role that stakeholders play in the company’s long - term success and takes their interests and perspectives into account in its strategy and business model. To this end, Grifols fosters trust - based relationships built on transparency and effective dialogue, enabling the company to identify the matters its stakeholders consider most relevant, as well as emerging sustainability trend s 8 . STAKEHOLDER RELATIONSHIP MANAGEMENT COLLABORATION • Grifols fosters collaboration with its stakeholders to support the company's purpose and progress in achieving Grifols 2030 Agenda objectives DIALOGUE • Grifols encourages stakeholder participation and engagement through structured dialogue and forums that support an active listening approach CONTINUOUS IMPROVEMENT • Grifols regularly reviews its stakeholder engagement mechanisms to ensure they continue to respond efficiently to evolving needs and circumstances TRANSPARENCY • Grifols ensures transparency in its relationships and in its financial and non - financial communications, providing information that is accurate, relevant, complete, comparable, clear, up to date and useful. • The main reporting platforms for Grifols' activities include the Integrated Annual Report; quarterly results presentations; reports prepared primarily to meet U.S. regulatory requirements, including the Form 20 - F; publications on the company’s global and local websites; and its presence on social media (LinkedIn) COMMITMENT • Grifols provides information to its stakeholders in a clear, concise and ethical manner Main channels of communication with stakeholders Grifols has identified and established appropriate communication channels to support open and ongoing dialogue with its stakeholders, understand their needs and expectations, and facilitate effective interaction. The table outlines Grifols’ approach to stakeholder relationship management. Patients and patient organizations Grifols engages with patient organizations on an ongoing basis through multiple channels, including educational programs, in - person and virtual meetings, participation in internal events, collaboration on strategic initiatives and financial support. The company also incorporates patient perspectives into its materials and supports initiatives aimed at strengthening professional development and improving access to treatment. Plasma donors Grifols maintains ongoing communication with plasma donors through its website, educational materials and regular surveys. These channels support information sharing, enable the company to monitor donor satisfaction and help identify opportunities to improve the donation experience. Health sector institutions and organizations Grifols engages regularly with healthcare institutions and organizations, including wholesalers, distributors, group purchasing organizations (GPOs), blood banks, hospitals, healthcare providers and national health systems (NHS). These interactions are supported by transparent and rigorous communication regarding Grifols' products. Regulatory bodies Grifols maintains formal communication channels with regulatory authorities, including the FDA, EMA, AEMPS and other relevant bodies. Engagement covers matters relating to clinical trials, the authorization of plasma donation centers, validation of manufacturing facilities, and approvals associated with the commercialization of therapeutic products, including new medicines and indications. Non - plasma suppliers Grifols maintains formal communication channels with non - plasma suppliers throughout certification processes, assessments and audits, to ensure compliance with the Supplier Code of Conduct and applicable quality standards. Sustainability performance is assessed through platforms such as EcoVadis, complemented by day - to - day operational communication through established informal channels. General Environment Social Governance Annexes 15 Integrated Annual Report 2025 8 For further details on how Grifols considers the interests and perspectives of its stakeholders, see the impact, risk and opportunity management sectio n (double materiality assessment).

Local community and NGOs Grifols engages with local communities through collaboration with non - governmental organizations (NGOs), with a significant share of these activities channeled through the company’s foundations. This approach supports transparency, continuity and the effective management of social initiatives. In addition, Grifols provides direct support to community initiatives in its markets of operation, contributing to local social development and community well - being. Media outlets Grifols maintains transparent and structured communication with the media, including journalists and industry representatives. In addition to reporting on financial results and other relevant corporate developments, the company communicates information relating to sustainability, social responsibility and community engagement. Grifols issues press releases and organizes media events, including at least one event each year in conjunction with its General Shareholders’ Meeting. Scientific community and research partners Grifols supports innovation through ongoing collaborations with the scientific community and research partners. The company's engagement includes participation in scientific forums and conferences, strategic alliances, investments in new technologies, involvement in industry associations, and educational initiatives focused on knowledge dissemination and transfer. These activities promote scientific progress and sustainable healthcare advances. Financial community Grifols discloses relevant information in compliance with the requirements of regulators and securities markets in which the company’s shares are listed, including the CNMV, SEC, NASDAQ and ISE, using the appropriate disclosure channels in each case. The company also engages with shareholders, investors, analysts and other members of the financial community through meetings and events, including the General Shareholders’ Meeting, business gatherings, conference calls and roadshows. Grifols publishes its Annual Report, quarterly results and press releases on its corporate website. This information is publicly available and may also be accessed through subscription - based distribution lists. Grifols holds an annual Capital Markets Day for investors and analysts, providing in - depth presentations on the company’s strategy and performance. The company also provides a dedicated email channel for the investor community to receive feedback and respond to specific enquiries. Human resources Grifols maintains transparent and ongoing internal communication with its employees through a range of channels. These include a regularly updated corporate intranet, information screens across its facilities, and an internal magazine featuring corporate news and relevant content. The company also organizes regular meetings and uses digital channels to keep employees informed about projects, results and progress on sustainability matters. The Human Resources team conducts routine employee climate surveys to gain deeper insight into workforce needs. It also maintains dedicated email channels for human resources enquiries and sustainability - related matters. These mechanisms help identify employee needs, support engagement and contribute to a working environment aligned with the company’s values. Institutional bodies Grifols maintains relationships with institutional bodies, trade associations and other professional organizations through both formal and informal channels. Engagement includes participation in, and organization of, forums, congresses and other meetings related to the company’s business activitie s 9 . General Environment Social Governance Annexes 16 Integrated Annual Report 2025 9 Further details on communication with Grifols’ main stakeholders are provided at the beginning of each section of the Consoli da ted Non - Financial Information Statement and Sustainability Information, in accordance with the stakeholder group addressed in each NFI Statement.

Management of impacts, risks and opportunities Sustainability due diligence For Grifols, working responsibly is essential, with full awareness of its impact on the environment and on people. This is why the company has specific policies that define commitments and mechanisms to prevent and mitigate adverse risks, such as the Human Rights Policy, the Supplier Code of Conduct, and the Responsible Purchasing Policy. All of them are aligned with the UN Guiding Principles and the OECD Guidelines. Grifols applies a cross - cutting due - diligence process that covers all its own operations and its value chain. This process is structured into four phases. 1. Risk identification and assessmen t 10 Grifols has systems in place to continuously identify and assess potential risks and adverse impacts on people and the environment as a result of its own activities and from those of its supply chain. • Internal operations: Risk identification and assessment within internal operations are conducted through the Enterprise Risk Management (ERM) function, which applies a structured and systematic methodology. This process identifies risks across areas including occupational health and safety, regulatory compliance, environmental impact, human rights and other ethical matters. Risks are assessed based on their potential impact and likelihood and are mapped using a risk matrix. The effectiveness of existing controls is evaluated to determine residual risk, supported by self - certifications and internal audit processes. This approach enables the prioritization of risks and the definition of targeted action plans, supporting continuous improvement and alignment with applicable sustainability requirements and regulatory expectation s 1 1 . • Supply chain operations: In this area, Grifols assesses sustainability - related risks associated with its suppliers. The company has used the EcoVadis platform since 2025 to identify and evaluate risks across environmental performance, labor practices and human rights, ethics, and responsible procurement. Supplier risk levels are determined using a methodology that combines sectoral, geographical and documentary risk factors, together with supplier spend and criticality. This assessment is supported by Grifols’ Human Rights Policy, Supplier Code of Conduct and Responsible Procurement Policy, which define the standards and mechanisms for preventing and mitigating adverse impacts. This annual, continuous assessment process enables Grifols to prioritize suppliers, define mitigation measures where required and promote regulatory compliance, sustainability performance and respect for human rights across the value chai n 1 2 . The outcomes of these risk identification and assessment processes are a key input into the company’s double materiality analysis. 2 . Prevention and mitigation Grifols has established a structured control environment to prevent and mitigate adverse impacts across its operations and value chain. This framework operates across three complementary levels: • Entity - level controls, such as the Code of Conduct, the Grifols Ethics Line and corporate policies. • Area - specific controls, such as operational protocols in donation centers, supplier evaluation processes and contractual requirements, and targeted training programs. • Clear allocation of responsibilities, formalized through control matrices that assign ownership for each impact and process, ensuring traceability and accountability. This control framework supports the implementation of preventive measures and corrective action plans in response to identified deviations. It is designed to anticipate risks, manage impacts and reduce both the likelihood and severity of adverse events. While Grifols has made significant progress in managing ESG - related risks, the company recognizes further opportunities for improvement and operates under a continuous improvement approach. Since 2024, Grifols has been implementing a global plan to reinforce the integration of ESG criteria into procurement processes, systematically incorporating sustainability and compliance requirements. As part of this initiative, supplier assessments are conducted through the EcoVadis platform, reinforcing risk prevention and mitigation across environmental, social and governance dimensions. This approach ensures that prevention and mitigation are embedded in day - to - day decision - making and aligned with the company’s overall strategy. General Environment Social Governance Annexes 17 Integrated Annual Report 2025 10 Risk, for the purposes of the due diligence process, refers to the probability of adverse impacts arising from Grifols’ activ it ies on people and the environment. 11 For further details, see the Risk Management and Control section. 12 For further details, see the Business Conduc t section.. The 4 phases of SUSTAINABILITY due diligenc e 1. Identification and assessment of environmental, human rights and governance risks. 2. Prevention and mitigation through proactive measures and corrective action plans. 3. Claims and remediation mechanisms, including the Grifols Ethics Line and response protocols. 4. Performance monitoring and communication, supported by KPIs, audits and systematic reporting.

GRIFOLS | General | Environment | Social | Governance | Annexes

3. Claims and remediation mechanisms

Grifols provides accessible and legitimate mechanisms for stakeholders affected by its operations or value chain to raise concerns. These mechanisms ensure confidentiality, impartiality and timely responses, and include dedicated channels such as the Grifols Ethics Line to facilitate the reporting of concerns, support resolution processes and enable access to appropriate remediation[13].

When adverse impacts are identified, Grifols activates corrective action plans with defined timelines, assigned responsibilities and follow-up procedures until closure.

4. Monitoring and communication

Grifols continuously monitors the effectiveness of its due diligence measures across all dimensions. The Internal Audit Department reviews compliance with policies and processes within the Internal Audit framework, incorporating improvements and regulatory adaptations. Effectiveness is assessed through defined indicators, which are presented throughout this document.

Grifols ensures transparency through regular reporting on relevant findings and their management in its Integrated Annual Report (IAR) and other specific documents, including the ROCC report on climate risks and the Human Rights Due Diligence Report.

This approach ensures that monitoring is not limited to verification, but also promotes continuous improvement and transparency, integrating information into internal dashboards and reports such as the Integrated Annual Report and other specific documents.

The environmental and social impacts identified as material are presented throughout this document, within each topic and subtopic, along with the actions implemented by Grifols in 2025 to prevent and mitigate them. Also included are the measures applied when such impacts have materialized and the specific indicators defined for monitoring and tracking their evolution.

Statement on due diligence	Sections of the Sustainability Report
a) Integrating due diligence into governance, strategy and business model	General Information and Governance
b) Collaboration with affected stakeholders at all key stages of due diligence	General, Environmental, Social and Governance Information
c) Identification and evaluation of adverse impacts	General Information
d) Adoption of measures to address identified adverse impacts	General, Environmental, Social and Governance Information
e) Monitoring the effectiveness of measures and related communication	General, Environmental, Social and Governance Information

Double materiality

The analysis of sustainability impacts, risks and opportunities is a core component of Grifols' global risk management and informs the definition of its sustainability strategy and actions. Environmental, social, and governance (ESG) factors are interconnected with traditional business risks and may have a significant effect on the company's development. As a result of this analysis, certain identified risks have been incorporated into the global risk map, reflecting their strategic relevance to Grifols.

For the third consecutive year, Grifols has conducted a double materiality analysis in line with European Directive requirements on corporate sustainability reporting (CSRD). This approach enables the company to identify both the material impacts it generates on the environment and society and the environmental and social risks and opportunities that may have financial significance for the company[14].


Impact materiality:
How Grifols impacts the environment and society
Double Materiality
GRIFOLS
PLANET & SOCIETY
Financial materiality:
How environmental and social factors impact Grifols' value

[13] For further details, see the Business Conduct section.
[14] For further details, see "Risk Management and Control" in the Governance chapter.

18 Integrated Annual Report 2025

GRIFOLS | General | Environment | Social | Governance | Annexes

Five-step methodology


1
Context analysis
2
Identification of IROs
3
Assessment of IROs
5
Management review
4
Stakeholder involvement

1. Context analysis

A comprehensive analysis of Grifols' global business model is crucial to effectively identify and assess its impacts, risks and opportunities (IROs). In the first phase, all of the company's activities are mapped, including internal operations and those across the value chain (upstream and downstream). Simultaneously, stakeholders who may be affected by or have an influence on the company's activities are identified. This information is essential for developing a complete double materiality analysis[15].

2. Identification of impacts, risks and opportunities (IROs)

The objective of this phase is to identify the impacts that Grifols' activities generate or could generate on the environment and society, both directly and indirectly, across its value chain. Additionally it identifies the environmental risks and opportunities that could affect the company from a financial perspective, taking into account the following:

- **Grifols internal information:** based on impact and risk analyses conducted for specific topics, including the ROCC[16] climate risk analysis carried out in 2025 and the due diligence process described in the previous section. This also includes internal information obtained through discussions and interviews with different Grifols departments[17,18].

- **External information drawn from reliable sources** such as the ILO and the WHO, as well as from the direct involvement of external stakeholders.

3. Assessment of identified IROs

In this phase, the materiality of the previously identified IROs are assessed in line with ESRS 1-General Requirements criteria of the CSRD.

The indicators applied differ depending on whether the assessment focuses on impacts or on risks and opportunities. In either case, the values for each indicator–such as probability or severity–are determined by considering both the aforementioned internal and external information[19].

The assessment of impacts is based on the following indicators:

- **The likelihood of an impact occurring**, taking into account existing prevention measures, where 10 % represents a very unlikely occurrence and 90 % a very likely one. This variable is not applied to current impacts as these are already occurring. In addition, this indicator is not evaluated for human rights-related impacts in order to give greater weight to severity.

- **Severity of the impact**, assessed through the following components:
  - **Scale:** evaluates the severity or benefit of each impact, based on gross impacts before any mitigation or remediation actions for negative impacts (from 1, very low, to 5, very serious or beneficial).
  - **Scope:** examines the extent of the impact, including the number of people affected or the geographical magnitude of environmental damage (from 1, impact limited to a specific area or group, to 5, widespread impact).
  - **Irremediably:** assesses the difficulty of correcting the resultant damage, where 1 indicates that only limited, short-term action is required and 5 indicates that the impact is considered irremediable. This indicator considers possible mitigation or remediation actions and is applied only in the assessment of negative impacts.

---

[15] For further details on Grifols' business model and value chain, see section "Understanding Grifols".
[16] For further details, see section "Management of risks and opportunities related to climate change".
[17] For further details, see Report on the Human Rights Due Diligence Process.
[18] For further details, see section on stakeholder involvement.
[19] For further details on Grifols' risk management and control, see Governance chapter.

19 Integrated Annual Report 2025

The risk and opportunity assessment is carried out in line with the ERM Risks Assessment Model, which considers the following indicators : 20,21 • Probability of occurrence. • Potential magnitude of the financial impact that each risk and opportunity could have on a scale of 1 (very low) to 5 (high). The financial impact analysis is conducted using criteria and factors of a qualitative nature. 4. Stakeholder involvement For Grifols, integrating stakeholder interests and opinions into its business strategy is a fundamental element of the process. Accordingly, stakeholder input is considered during IRO identification and weighted as part of the evaluation phase. Stakeholder interests and perspectives are incorporated through three complementary channels: • Ongoing dialogue: Grifols maintains continuous communication with its stakeholders, reflecting the importance of structured dialogue. This engagement framework is described in Section 2 – Stakeholders. • • Specific Actions: In addition to ongoing dialogue, targeted initiatives were carried out in 2024 to gain a deeper understanding of stakeholder needs and expectations. These included: – Workshops with Grifols employees in Spain. – Interviews with U.S. - based employees. – Surveys targeting plasma donors. – Meetings with groups of employees holding relevant roles or expertise in the topics addressed, including representatives from the Environment, Corporate Affairs, Human Resources, Global Procurement, Enterprise Risk Management and Internal Audit functions. In 2025, this process was maintained and strengthened through additional meetings with these strategic areas, with the aim of updating the materiality assessment and ensuring alignment with the current priorities of both the company and its stakeholders. • Independent expert documentation review: Stakeholder perspectives were also incorporated through the analysis of reports and communications issued by representative organizations. These sources reflected the views of donors, patients, employees, public health systems, foundations, NGOs and local communities. Of note, the review included: – Core provisions of the the International Labour Organization (ILO). – Donor and patient resources published by the Plasma Protein Therapeutics Association (PPTA). – Public information disclosed by the World Health Organization (WHO) on public health systems, with a focus on the U.S. and Europe. – Public disclosures by the World Federation of Hemophilia. – Public disclosures by the American Liver Foundation. – Public disclosures by the International Patient Organisation for Primary Immunodeficiencies (IPOPI). – Public information on the relevance of sustainability in the international analyst community (MSCI, S&P Global, etc.). – Media impact analyses with a specific focus on the local communities in which Grifols operates. – Results from Grifols' most recent global employee survey. – EcoVadis reports to assess ESG risks in the supply chain, identify critical issues and prioritize improvement actions. – Insurance reports analyzing exposure to physical climate risks across Grifols facilities and operations. 5. Validation of results at the highest level of the organization The final results of the analysis were presented to and approved by the Sustainability Committee, the Audit Committee and the Grifols Board of Directors. General Environment Social Governance Annexes 20 Integrated Annual Report 2025 20 For further details on the ERM Risks Assessment Model, see " Risk Management and Contro l ". 21 Enterprise Risk Management.

GRIFOLS | General | Environment | Social | Governance | Annexes

Results of the double materiality analysis

The results of the double materiality analysis do not indicate any significant changes compared with 2024. The most relevant development is that ESRS S2 is no longer considered material for the company.

This change compared with the previous year reflects Grifols' highly integrated business model, under which critical activities are managed centrally; the stringent regulatory framework governing the biopharmaceutical sector, which ensures traceability, audits, and certifications across both its own operations and the value chain; and the absence of evidence of significant adverse labor impacts affecting third parties. Likewise, Grifols continues to apply a robust ethical and contractual oversight system for suppliers, designed to ensure respect for labor rights throughout the value chain.

In 2025, the company further strengthened its processes for identifying and assessing impacts, risks and opportunities (IROs) across the value chain. This included tools such as EcoVadis, which support supply chain mapping, real-time ESG risk assessment and the prioritization of corrective actions for suppliers with higher exposure levels.

Further information on the material IROs identified for each subtopic is provided in the corresponding chapters.

Grifols 2025 double materiality matrix


Impact Material
19 35 21 22 29 33 34
Double Material
2 3 5 11 17 20 26 30 31 32 36 38 39
Non Material
4 6 7 8 9 10 12 13 14 15 16 18 23 24 25 27 28
Financial Material
1 37
Impact materiality
Financial materiality
Environmental
E1
1 Adaptation to climate change
2 Climate change mitigation
3 Energy
E2
4 Air pollution
5 Water pollution
6 Soil pollution
7 Pollution affecting living organisms and food chains
8 Substances of concern
9 Substances of very high concern
10 Microplastics
E3
11 Water
12 Marine resources
E4
13 Direct drivers of biodiversity loss
14 Impacts on species
15 Impacts on the scope and state of ecosystems
16 Ecosystem services and dependencies
E5
17 Resource inputs, including material resources
18 Resource outputs related to products and services
19 Waste
Social
S1
20 Working conditions
21 Equal treatment and opportunities for all
22 Other work-related rights
S2
23 Working conditions
24 Equal treatment and opportunities for all
25 Other work-related rights
S3
26 Economic, social and cultural rights of communities
27 Civil and political rights of communities
28 Indigenous peoples' rights
S4
29 Incidents related to information provided to consumers or end users
30 Personal safety of consumers or end users
31 Social inclusion of consumers or end users
Governance
G1
32 Corporate culture
33 Protection of whistleblowers
34 Animal welfare
35 Political engagement and lobbying activities
36 Supplier relationship management, including payment practices
37 Corruption and bribery
Others
38 Innovation
39 Digital security and resilience

21 Integrated Annual Report 2025

GRIFOLS | General | Environment | Social | Governance | Annexes

PRIORITY MATERIAL ISSUES FOR GRIFOLS

Issue	Patients and healthcare professionals (S4)	Climate change (E1)	Plasma donors and communities (S3)
Sub-topics	Impacts related to information (29) Personal safety (30) Social inclusion of patients (31)	Climate change adaptation (1) Climate change mitigation (2) Energy (3)	Economic, social and cultural rights of communities (26)
Material IROs[1]	• Responsible and transparent practices (I+) (ACS) • Improved patient health and confidence (I+) (ACS) • Quality and safety of products and services (I-) (R) • Reputational damage arising from claims, investigations or product recalls (R) • Access to medicines (I+-) (R) More sustainable health systems (I+) (AP)	• Increase in global temperatures (R) Increase in extreme weather events (R) • Risk of water scarcity (R) Contribution to climate change from Scope 1 and 2 GHG emissions (I-) (AP) (ACS) Contribution to climate change from Scope 3 greenhouse gas (GHG) emissions (I-) (OCS) • Failure to meet climate targets or legal requirements (R) • Energy consumption management (I-) (AP (ACS) • Legal requirements and risks arising from energy supply costs (R) • Energy optimization through AI and the integration of renewable energy (O)	• Health and well-being of plasma donors and their communities (I+-) (AP) (ACS) (R) • Contribution to the local and social development of communities (I+) (AP) (ACS)
Why is it material?	Grifols, through its products, has a profound impact on patients' lives. The company's ability to provide safe, effective and affordable treatments is essential to public health.	Climate change presents a challenge with far-reaching implications for Grifols. At the same time, the company has the potential to make a significant contribution to climate change mitigation through improvements in operational efficiency, the adoption of renewable energy and the development of sustainable products and processes.	Grifols operates in a complex and dynamic environment shaped by significant risks and opportunities related to plasma availability and the well-being of donor communities.
Impact on the company	Grifols' commitment to patient health and the satisfaction of healthcare professionals is fundamental to its long-term sustainability and growth. Risks related to product quality and safety, as well as those arising from potential regulatory changes, require effective management to mitigate any associated financial impacts.	By integrating sustainability into its core strategy, Grifols can contribute to a more sustainable future. Climate change presents both risks and opportunities for Grifols. Extreme weather events, rising global temperatures, and regulatory developments related to emissions may affect the company's financial performance and operational resilience. At the same time, more efficient energy management and the application of innovative technologies, such as artificial intelligence, create opportunities to optimize processes, reduce environmental impact, and strengthen Grifols' long-term competitiveness.	Grifols has the potential to generate significant positive impacts through job creation and its contribution to public health by providing life-saving therapies. At the same time, plasma shortages and health risks affecting plasma donors represent operational challenges for the company. Addressing these risks is essential to supporting Grifols' long-term sustainability.
Business strategy	The management of IROs related to patients and healthcare professionals is addressed in the Patients and Healthcare Professionals section. This section describes the policies and actions implemented to support patient well-being, access to treatments and related initiatives.	The management of climate change-related IROs is addressed in the Climate Change section, which describes the policies and actions established to manage these impacts, risks and opportunities[2].	The management of IROs related to this topic is addressed in the Plasma Donors and Community section, which describes the policies and actions implemented to protect donor health and support community development.
Integration in risk management	The risks identified in this topic are integrated into the company's ESG risk management system and are further detailed in the Patients and Healthcare Professionals section.	The risks addressed in this section are integrated into the company's risk management system. The Climate Change section details the identified risks and the actions implemented to mitigate them[2].	The risks identified within this material topic are fully integrated into the company's ESG risk management system and are further detailed in the Plasma Donors and Community section.

22 Integrated Annual Report 2025

GRIFOLS | General | Environment | Social | Governance | Annexes

Performance metric (2030 objective)	• Biopharma claims ratio (maintained below 1/50,000) • Number of critical deficiencies identified annually by external authorities (maintained at 0) • Product donations (clotting factor VIII) for hemophilia patients through the WFH (240 million IU)[3]	• Absolute scopes 1 and 2 GHG emissions (42 % reduction compared to 2022; science-based target)[4] • Absolute scope 3 GHG emissions (25 % reduction compared to 2022; science-based target)[4] • Electricity consumption from renewable sources (reach 100 %)[3] • Global water consumption and waste generation (15 % reduction per unit of production)[3] • These objectives and goals are also incorporated into Grifols three-year corporate environmental program.[5]	• Number of beneficiaries of social action initiatives (increase of 25 % compared to 2025) • Donor evaluation based on most recent donation (achieving average satisfaction rating above 4 out of 5)
Executive variable compensation	Among other factors, executive variable compensation is subject to financial and non-financial metrics and parameters, including a metric linked to the achievement of environmental, social and governance (ESG) objectives. Specifically, by 2025, 20 % of variable compensation is linked to ESG factors, of which 25 % relates to environmental factors, 40 % to social factors and 35 % to governance factors.		

[1] For further information, see the Impacts, Risks and Opportunities section for each material topic.
[2] The impact of climate change on Grifols and its management is addressed in the specific report "Management of risks and opportunities related to climate change".
[3] These objectives are integrated into the Grifols 2030 Agenda. For more information on their progress and achievement, please see the Grifols 2030 Agenda section in "Understanding Grifols".
[4] Targets approved by the Science Based Targets initiative (SBTi). For more information, see the section "Emission reduction targets approved by SBTi" in the Environment chapter.
[5] For further information, see the Climate Change section in the 2023-2026 Environmental Program under the Environment chapter.
[6] For further information, please consult: Grifols' Directors' Remuneration Policy, Annual Corporate Governance Report and Remuneration Report at www.grifols.com; as well as the ESG Variable Remuneration.

Positive impact Negative impact Opportunites Risk Own operations ACS supply chain

23 Integrated Annual Report 2025

About this report Basis for the preparation of this report, scope and limitations This report has been prepared in accordance with current legislation for a Non - Financial Information Statement (see Annex – Index of the contents required by Law 11/2018 of December 28). The Board of Directors of Grifols, S.A. issues the Consolidated Non - Financial Information Statement and Sustainability Information for fiscal year 2025 as a separate document forming an integral part of the Consolidated Management Report and as a separate document from the consolidated annual accounts. This report includes the impact of the Group’s activities with respect to environmental and social matters; respect for human rights; initiatives related to combating corruption and bribery; and matters related to personnel, including any measures adopted, where applicable, to promote the principle of equal treatment and opportunities between women and men, non - discrimination and inclusion of people with disabilities, and accessibility. The company has considered the requirements of Directive 2022/2464/EU (CSR D 2 2 ), using as a reference the set of standards, principles, and criteria relating to sustainability information established in the European Sustainability Reporting Standards (ESRS), as well as other requirements applicable to the entity derived from Spanish legislation and directly applicable European regulations, including the taxonomy requirements under Article 8 of Regulation (EU) 2020/852 on taxonomy (see the annex “Index of disclosure requirements fulfilled in preparing the sustainability statement (ESRS 2 IRO - 2)”). Grifols has followed a double materiality approach, analyzing the materiality of the requirements of Law 11/2018 by taking into account the views of its main stakeholders and based on the new CSRD requirements. To ensure the quality and usefulness of the information disclosed, Grifols applies the qualitative characteristics defined by the ESRS: • Relevance : Information that influences users’ decision - making under the double materiality approach, providing both predictive and confirmatory value. • Faithful representation : Information that is complete, neutral and accurate, reflecting impacts, risks and opportunities without bias and supported by processes that ensure accuracy and transparency. • Comparability: Information is presented in a manner that enables comparison over time and with other companies in the sector, using clear references and consistent methodologies. Where available, this report includes data for the last three fiscal years (2023 – 2025), without recalculation to reflect changes in scope or the application of the CSRD framework in fiscal year 2024. Environmental and human resources performance data for Biotest AG and its subsidiaries are presented on an integrated basis within the Grifols Group data. In the 2024 and 2023 reports, this information was presented in separate tables. During the current reporting period, the Group carried out an analysis and harmonization process of Biotest AG’s data and that of its subsidiaries to enable integrated reporting. Clarifications and specifications are provided throughout this report where considered necessary. • Verifiability: Information that can be corroborated, with transparency regarding methodologies, assumptions and review processes including oversight by the company's governing bodies. • Understandability: Information that is clear, concise and coherent, avoids unnecessary duplication or technical complexity, distinguishes material changes during the reporting period and maintains clear links with the financial statements. These qualitative characteristics support the provision of useful and reliable information and ensure alignment with stakeholder expectations. Perimeter and scope of the report This report covers the period from January 1 to December 31, 2025, corresponding to Grifols’ fiscal year. For the purposes of this report, Grifols S.A. and all its subsidiaries are considered as “Grifols " 2 3 . The reported information includes all dependent companies with a stake greater than 51% or under control according to the IFRS definition as reflected in the Consolidated Financial Statements. Biotek America LLC, a joint operation between Grifols and Immunotek GH LLC, has not been included in the scope of this report due to the Group’s lack of sufficient non - financial and sustainability information regarding this entity. As of December 31, 2024, the company owned 14 plasma donation center s 2 4 , acquired by the Group on January 2, 2025 (8 centers) and February 3, 2025 (6 centers), respectively. From May 1, 2025 these plasma donation centers have been incorporated into the scope of this report (see further details in Note 3 of the Consolidated Financial Statements). In relation to the Non - controlled entities by Grifols, S.A. - Grifols Egypt for Plasma Derivatives (S.A.E.), BioDarou P.J.S. Co and Grifols Canada Plasma Corporation, (Grifols Egypt for Plasma Derivatives (S.A.E.), BioDarou Products Co. Ltd., Shanghai RAAS Blood Products Co. Ltd and Mecwins, S.A. in 2024) – have been considered in the calculation of the environmental footprint. General Environment Social Governance Annexes 24 Integrated Annual Report 2025 22 This regulation complements Directive 2013/34/EU regarding the disclosure requirements on sustainability information. 23 A list of Grifols’ subsidiaries can be found in Appendix I of the Consolidated Annual Accounts for the fiscal year ended Dece mb er 31, 2025. 24 The 14 plasma centers of Biotek America LLC represent 3.39% of the total plasma donation centers owned by the Group as of Dec em ber 31, 2024.

Except as indicated above, this report covers Grifols’ business unit s 2 5 : Plasma Procurement and Biopharm a 2 6 , Diagnostic, Bio Supplies and Others, which together account for 100 % of the group’s turnover. These business units integrate all the key operations of the group’s value chain, from procurement (including plasma collection) and manufacturing, to affiliates. Regarding value chain operations for which information was not available and could not be estimated, Grifols has applied the three - year moratorium provided for in the Transitional Provision of Article 5 of the CSRD Directive, which allows companies a period of adaptation before fully implementing the new reporting requirements. For a comprehensive understanding of the information in this report, please consider the following additional points. Environment Chapter The data provided in this section represents Grifols’ total production and commercial activities with the exception of commercial subsidiaries with fewer than 10 employees. Since most of Grifols’ manufacturing facilities are located in the United States and Spain, the environmental information included in this section is classified by division and region as U.S., Spain and rest of the world (RoW). Social Chapter Grifols has included figures for the last two years, classified by gender (female, male, non - binary and not declared), age and region (U.S., Europe and RoW) in all cases where historical figures were available. Europe includes Austria, Czech Republic, France, Germany, Ireland, Italy, Hungary, Poland, Portugal, Spain, Sweden, Switzerland and the United Kingdom. The scope of the indicators related to remuneration includes the workforce in the United States, Spain, Germany and Ireland. The data provided by Grifols regarding training hours represents 97,4% of the total workforce as of December 31, 2025 (98.1% as of December 31, 2024). It includes all companies within the group except for Plasmavita Healthcare, Alkahest Inc, GigaGen Inc, Grifols Inn and New Technologies, and Haema Plasma Kft. Indicators for absenteeism, people with disabilities and accident rates are limited to data from the United States, Spain, Ireland and Germany. Governance Grifols’ sustainability governance is led by its Board of Directors. The company’s Sustainability Committee, established by the Board, ensures adherence to principles and compliance related to environmental, social and governance responsibilities. The governance processes, controls and procedures established by Grifols to manage, oversee and monitor sustainability matters are outlined in the “Governance” chapter. These include: • The roles of management, executive and supervisory bodies. • Information provided to these bodies and the sustainability matters they address. • The integration of sustainability performance into incentive systems, which is covered in both the “Governance” and the “Our People” chapters. Grifols believes that this report provides a fair and balanced view of the company’s economic, environmental and social performance, and that the exceptions and scope limitations described above do not materially affect the consolidated indicators and therefore should not affect the reader’s assessment of the company’s performance. Risk management and internal controls for the disclosure of sustainability information Grifols manages the risks and internal controls related to sustainability information disclosure through a comprehensive approach, with an emphasis on transparency, quality, reliability and alignment with internationally recognized standards. In 2022, Grifols introduced a systematized reporting tool that has significantly enhanced the methodological rigor in the collection, support and validation of data. The structure and content of the sustainability report, which includes the Statement of Non - Financial Information and consolidated sustainability information, are reviewed and approved by the Sustainability Committee, the Appointments and Remunerations Committee and the Board of Directors. General Environment Social Governance Annexes 25 Integrated Annual Report 2025 25 For more details on Grifols’ main business units, please refer to the section “ Understanding Grifol s ”. 26 The Plasma Procurement and Biopharma business unit corresponds to the Biopharma segment as described in Note 5 of the consoli da ted financial statements.

In terms of environmental reporting, Grifols has a standard operating procedure (SOP) which establishes the systematic approach to data collection, in which each user has a defined role: contributors provide the data, approvers validate it and administrators manage the system. In addition, internal audits are carried out to monitor the correct implementation of the process, which applies to all Grifols companies worldwide with more than 10 employees in offices, or where the company has more than a 50 % shareholding. This procedure has been optimized with the implementation of software designed to collect and manage data in an efficient and structured manner. This system enables the preparation of the 2025 Non - Financial Information Statement and Sustainability reporting, as well as other internal and external reports. In 2025, Grifols continued to make progress to advance the development of its Global Reporting Manual, designed as a key tool to standardize and improve the global reporting process for non - financial and sustainability information. This manual is intended to establish common criteria, methodologies and responsibilities to guarantee transparency, quality, consistency and traceability in the disclosure of ESG data. The Global Reporting Manual is being developed on a progressive basis and in line with the evolution of the European regulatory framework. Its final update will be completed once the changes introduced by the Omnibus package are fully operational and transposed at national level. This will enable the consistent incorporation of regulatory adjustments resulting from the simplification of the ESRS (European Sustainability Reporting Standards) and from new reporting requirements. Until that time, Grifols continues to adapt its internal processes to ensure the highest possible level of alignment with best practices and with the principles of transparency and comparability required under the applicable regulatory framework. Additional information The audited information contained in this report is complemented by the Corporate Governance Report and the Directors’ Remuneration Report. All these documents, together with the audited accounts, provide a comprehensive and transparent view of the company. Annual Corporate Governance Report Grifols’ 2025 Corporate Governance Annual Report is included in the Management Report and is available on both the CNMV website and Grifols’ website from the date of publication of the consolidated annual accounts. Annual Directors' Remuneration Report Grifols’ Annual Directors’ Remuneration Report for 2025 is included in the Directors’ Report and is available on the CNMV website and Grifols’ website from the date of publication of the consolidated annual accounts. Subsequent events and foreseeable evolution of the Group For more information on events occurring after the end of the financial year and the expected evolution of the Group, please refer to the corresponding section of the Management Report and the information included in the notes to the consolidated annual accounts. General Environment Social Governance Annexes 26 Integrated Annual Report 2025

Environment Grifols' environmental management 28 A cross - cutting and comprehensive approach 28 Internal regulatory framework key policies 29 Certified Environment Management System 29 Environmental governance 30 Resources allocated to environmental management 32 Environmental management key performance indicators 32 EU taxonomy for environmentally sustainable activities 33 Context and main findings 33 Taxonomy methodology of analysis 34 Results of the 2025 taxonomy analysis 36 Climate change - ESRS E1 39 Impacts, risks and opportunities 39 Climate change adaptation 44 Climate change mitigation 44 Energy consumption and energy mix 49 Climate change key performance indicators 52 Pollution - ESRS E2 57 Impacts, risks and opportunities 57 Grifols' comprehensive approach to pollution management 58 Water pollution 59 Wastewater and discharge management 60 Pollution key performance indicators 61 Water resources - ESRS E3 62 Impacts, risks and opportunities 62 Water is an essential resource for Grifols 63 Water withdrawal and consumption 64 Water resource management key performance indicators 66 Use of resources and the circular economy - ESRS E5 68 Impacts, risks and opportunities 68 Resource inflows: raw material consumption 71 Resource outflows 72 Waste management 73 Circular economy key performance indicators 74

Grifols' environmental management Grifols’ environmental management framework is focused on climate change, pollution, water resources, biodiversity and the circular economy. The company applies a holistic and integrated approach based on eco - efficiency and prevention, regulatory compliance and proactive planning over both the short and long term. This approach is underpinned by a strong focus on environmental awareness and proactive communication. To support effective implementation, Grifols has established an internal regulatory framework and applies an ISO 14001 - certified environmental management system across its production companies. A cross - cutting and comprehensive approach Eco - efficiency • Integration of environmental criteria into the design of new projects, products and services, and the review of existing ones. • R&D departments of ISO 14001 - certified companies and Grifols’ engineering project teams assess the most eco - efficient alternatives for new and existing products and projects, in line with the company’s established procedures and regulatory requirements. • Use of Grifols' “Guide to Environmentally Responsible Packaging and Container Design". Prevention • Regular reviews of preventive measures to minimize the potential impact of environmental risks. • Routine emergency or incident drills for environmental impacts at certified production plants. • Targeted environmental training. Regulatory compliance • Implementation of legislative monitoring systems and regular compliance reviews in certified companies. • Proactive short and long - term action plans. • Six environmental commitments in the Grifols 2030 Agenda. • Commitment to achieving net zero emissions by 2050 (scopes 1 and 2). • Short - term emissions reduction targets approved by SBTi in 2024 with a 2030 targe t 2 7 . • 2023 - 2026 Corporate Environmental Program. Environmental communication and awareness • Reinforcing communication channels with key stakeholders. • Internal and external communication procedures. • More than 3,300 hours of training, educational and awareness activities on environmental management and conservation carried out in 2025, including company - wide guidance for all employees on waste management, water use and electricity consumption. • 73 % of the workforce received training in Environment and Health and Safety in 2025. General Environment Social Governance Annexes 28 Integrated Annual Report 2025 27 For further information, see Science - Based Targets Initiative.

Internal regulatory framework key policies 28 • GLOBAL RISK MANAGEMENT POLICY: Defines the environmental, social and governance (ESG) risks that may impact the organization, including climate change. Environmental risk management is integrated into the company’s multidisciplinary risk management process. • SUSTAINABILITY POLICY: Establishes the organization’s core environmental and social responsibility principles and commitments, and serves as a framework for their integration across the business model. • ENVIRONMENTAL POLICY: Defines company - wide guidelines, principles and commitments to monitor and improve the company’s environmental impact. • CLIMATE ACTION POLICY: Sets out Grifols' specific commitments to climate action. • ENERGY POLICY: Defines corporate objectives within Grifols’ environmental management system, including eight commitments to minimize energy demand and promote the use of renewable energy. • BIODIVERSITY POLICY: Establishes commitments relating to the protection and promotion of biodiversity, articulating a strategy aligned with Grifols’ areas of operation and sphere of influence. • SUPPLIER SUSTAINABILITY POLICY: Establishes the principles and criteria governing Grifols’ relationship with its supply chain, systematically integrating environmental, social and governance (ESG) criteria into supplier selection, evaluation and monitoring processes, under a due diligence and risk - based approach. Certified Environment Management System 29 Grifols implements an ISO 14001 - certified environmental management system for its main production companies to identify and comply with applicable environmental legislation; understand the environmental aspects of its processes and products; implement necessary preventive and corrective measures; and set objectives to improve environmental performance. This standardized and comprehensive system includes the corporate environmental manual, which establishes an organization - wide framework for environmental management. All certified companies, as well as those in the process of certification, have a senior management environmental committee. This committee is the highest decision - making body responsible for defining guidelines, ensuring the implementation and maintenance of the environmental management system and allocating the human and financial resources required for its operation. As of the end of 2025, 73 % of Grifols’production took place in ISO 14001 - certified plants and 55% 3 0 of production personnel worked in certified facilities. All certifications were renewed in 2025. Grifols has prioritized the certification of its production plants, beginning with its largest facilities and progressively extending certification to smaller plants or those with a lower environmental impact. All certified plants are audited by the independent certification body TÜV Rheinland. Grifols strives for the sustainable design of its buildings and facilities. In 2025, the company continued to work toward LEED (Leadership in Energy and Environmental Design) certification for its new production facilities in Montreal, Canada. LEED is the most widely used sustainable building rating system globally. In 2025, Grifols' score on the CDP Climate Change assessment rose to an A - rating. Biotest achieved a B rating in its first year of reporting. CDP is the world’s leading environmental disclosure platform annually assessing corporate strategies and performance related to climate change. As part of its transparency commitments to stakeholders, Grifols also participated in CDP Water Security in 2025 with a B - rating, placing its water resource management performance above the global average. General Environment Social Governance Annexes 29 Integrated Annual Report 2025 28 All policies are publicly available at grifols.com. 29 Information on ISO 14001 certification and environmental performance results reported to CDP is available at Grifols and Envi ro nment. 30 This percentage has decreased compared with the previous year (69%) due to the consolidation of data from Biotest.

GRIFOLS | General | **Environment** | Social | Governance | Annexes

	MANAGEMENT	SUSTAINABLE DESIGN AND ECO-EFFICIENCY OF FACILITIES			
	ISO 14001	**ISO 50001**	**LEED CERTIFICATION***	**GREEN GLOBES****	**ZERO WASTE TO LANDFILL*****
SPAIN	All manufacturing, engineering, logistics and commercial companies		Corporate headquarters in Barcelona		
USA	Biopharma facilities in Clayton (NC) Offices in Raleigh (NC) Diagnostic facilities in Emeryville (CA)		Clayton (NC) office building Clayton (NC) raw materials warehouse	Clayton (NC) purification and filling plant Clayton (NC) fractionation plant	Clayton (NC) production plant
CANADA			Fractionation and albumin plant. New Montreal production plant (under construction to meet LEED requirements)		
GERMANY		Dreieich production facilities (Biotest)			

* Leadership in Energy and Environmental Design.
** Green Globes from the Green Building Initiative.
*** Zero Waste to Landfill certification, awarded by Underwriters Laboratories (UL).

New sustainable and digitized production center

Grifols announced the construction of a new plant in Lliçà de Vall (Barcelona, Spain), to be integrated into the historic complex in Parets del Vallès, creating a 25-hectare biotechnology campus. The facility will be highly digitized and will integrate intelligent systems to measure and manage energy and water consumption, with the aim of minimizing resource use and improving environmental traceability. The project will incorporate circular economy initiatives, with a focus on the reuse, repair, recycling and repurposing of materials across their lifecycle.

Environmental governance[31]

Grifols' Board of Directors is responsible for establishing commitments to minimize environmental and climate-related risks and for overseeing their management. The Board also approves the Corporate Risk Policy, the Sustainability Policy and other policies related to the environment, climate action, energy and biodiversity. Reflecting its strategic importance, the Environmental Policy is signed by the company's Chief Executive Officer.


Board of Directors
Sustainability Committee
Sustainability Steering Committee
Corporate Risk Committee
Environment Committee

The Executive Committee regularly monitors Grifols' environmental performance and public communication, including indicators and lines of action related to climate change, as well as the analysis of risks and financial impacts associated with climate change.

The Sustainability Committee, Sustainability Steering Committee and Environment Committee oversee and support progress toward the environmental objectives set out in Grifols' Sustainability Master Plan and environmental programs.

The Chief Industrial Services Officer (CISO), a member of the Executive Committee and the Environment Committee, reports regularly to the CEO on the status of Grifols' environmental performance. The CISO is also responsible for approving the Energy Policy and environmental programs, and allocating the necessary resources to achieve established environmental objectives.

[31] For further details on variable remuneration linked to ESG objectives, see the Governance chapter.

30 Integrated Annual Report 2025

Finally, the Corporate Risk Committee, which reports to the Board of Directors, develops and oversees the company’s risk management model, including environmental risks, ensuring a comprehensive and integrated approach to sustainable management. With regard to compensation linked to environmental performance, Grifols ties a portion of the long - term variable compensation of Board members, senior executives and employees to the achievement of environmental, social and governance (ESG) objectives. In the case of the CEO, the level of achievement of ESG objectives represents a defined percentage of annual variable compensation. Of the variable component linked to ESG factors, 25% is associated with environmental metrics aligned with the company’s strategic priorities, primarily the consumption of electricity from renewable sources. Grifols’ robust governance framework oversees the management of environmental impacts, risks and opportunities Environmental risk control, prevention and management are implemented through a global organizational framework. Grifols’ ISO 14001 - certified workplaces operate under environmental management systems designed to minimize and mitigate environmental risks, including those arising from operational activities (anthropogenic risks) and those caused by natural events, such as weather - and climate - related phenomena. Each facility maintains site - specific self - protection plans that define the actions to be taken in the event of an environmental emergency and identify the teams responsible for their implementation. All individuals involved in environmental risk management receive appropriate training in accordance with the company’s training plan. PROVISIONS AND GUARANTEES FOR ENVIRONMENTAL RISKS Grifols maintains liability insurance to cover accidental environmental pollution, defined as the disturbance of the natural state of air, water, soil, flora or fauna (or any other situation classified as environmental pollution under applicable legislation), caused by emissions from Grifols facilities as a result of a single, sudden and unforeseen event. Grifols' liability coverage extends to all its production and commercial companies in the countries in which it operates. General Environment Social Governance Annexes 31 Integrated Annual Report 2025 CORPORATE DEPARTMENT SUBSIDIARY COORDINATORS ENVIRONMENTAL COMMITTEES ENVIRONMENTAL TEAMS 1 18 11 7 Spain Mexico, Brazil, Chile, Poland, Czech Republic, Germany, Switzerland, France, United Kingdom, Ireland, Portugal, Italy, Japan, China, Hong Kong, Thailand, Singapore and Australia USA (3), Spain, Canada, Ireland and Germany

Resources allocated to environmental management Total resources Investment in environmental assets Environmental expenses EUR 103. 0 M* in 2025 EUR 18 3M in the last 3 years *includes costs and investments. EUR 6 7M 2 % eco - efficiency 85 % water cycle 7 % waste management 6 % other projects EUR 3 6M 62 % waste management 27 % water cycle 11 % emission reductions Grifols allocated significant resources to environmental activities as part of its commitment to continued progress under the 2023 – 2026 Environmental Program. In 2025, total resource allocations to mitigate environmental impacts increased by 130 % compared with 2024. Investments increased by more than 300%, driven primarily by the wastewater treatment plant at Biopharma’s facilities in North Carolina, while operating expenses increased by 26%. Environmental management key performance indicators Environmental expenses and investments ENVIRONMENTAL EXPENSES In thousands of euros 2025 2024 2023 Waste management 22,150.2 20,362.0 21,290.0 Water cycle 9,879.1 7,918.5 8,254.1 Reducing atmospheric emissions and energy 3,960.1 347.2 84.0 Others 0.0 0.0 0.0 Total 35,989.4 28,627.6 29,628.1 ENVIRONMENTAL INVESTMENTS In thousands of euros 2025 2024 2023 Waste management 4,528.5 262.6 427.1 Water cycle 57,217.3 6,246.5 518.5 Reducing atmospheric emissions and energy 1,460.6 6,450.5 3,575.4 Others 3,709.1 3,149.2 1,253.4 Total 66,915.4 16,108.6 5,774.3 General Environment Social Governance Annexes 32 Integrated Annual Report 2025

GRIFOLS | General | Environment | Social | Governance | Annexes

EU taxonomy for environmentally sustainable activities

Context and main findings

In 2020, the European Commission adopted the Taxonomy Regulation (EU) 2020/852, one of the key actions of the European Union's Sustainable Finance Action Plan under the European Green Deal. The regulation aims to channel investment flows towards activities that contribute to a greener and more sustainable economy.

The Taxonomy is a classification system for determining whether an investment or economic activity is considered environmentally sustainable. It provides a common and transparent framework for companies and investors to assess and communicate the environmental impact of their economic activities. Specifically, entities are required to report on the proportion of their revenue, capital expenditure (CapEx) and operating expenditure (OpEx) associated with environmentally sustainable economic activities[32].

The Taxonomy covers a wide range of economic sectors and activities, establishing specific and detailed criteria to assess their contribution to six environmental objectives:

- Climate change mitigation
- Climate change adaptation
- Sustainable use and protection of water and marine resources
- Transition to a circular economy
- Pollution prevention and control
- Protection and restoration of biodiversity and ecosystems

The Taxonomy Regulation is set out in various delegated regulations and annexes that elaborate on the economic activities that may be considered environmentally sustainable in relation to the six environmental objectives described above. It also establishes the technical screening criteria that activities must meet to demonstrate a substantial contribution to any of these objectives, as well as the criteria for assessing whether an activity is carried out without causing significant harm (DNSH) to the remaining environmental objectives[33].

As part of the Omnibus package approved on July 4, 2025, a simplified application of the Taxonomy Regulation was introduced, including the establishment of a 10 % materiality threshold, applicable independently to each indicator (revenue, CapEx and OpEx). Economic activities representing less than 10 % of any of these indicators may be considered non-material and are therefore exempt from eligibility or alignment assessment.

In this context, the Group conducted an analysis of its economic activities to determine whether any can be considered environmentally sustainable. It was concluded that as of 2025, the Group's main business activity–the manufacture of medicines–is an eligible but non-aligned activity under the Taxonomy. In addition, several secondary activities linked to the Taxonomy's environmental objectives have been identified; however, based on the materiality threshold, these activities have been considered non-material.

	Turnover	CapEx	OpEx
Eligibility in figures (EUR)	€5,204,151,025	€375,559,625	€117,055,197
% Eligibility	69%	64%	61%
Alignment in figures (EUR)	€0	€0	€0
% Alignment	0%	0%	0%

[32] The Taxonomy Regulation establishes criteria for using figures related to turnover, CAPEX, OPEX and turnover that differ from traditional concepts. For this reason, discrepancies may exist between the figures used to calculate the Taxonomy and those presented elsewhere in Grifols' report.
[33] Delegated Regulation (EU) 2021/2178 specifies the content and presentation of the information to be disclosed by specifying the figures to be considered in relation to CAPEX, OPEX and turnover.

33 Integrated Annual Report 2025

GRIFOLS | General | Environment | Social | Governance | Annexes

Taxonomy methodology of analysis

LIST OF GRIFOLS' ELIGIBLE ACTIVITIES FOR 2025

Target	Activity	Brief description according to the Regulation	Brief description according to Grifols' activity
Pollution prevention and control	1.2. Manufacturing of medicinal products	Manufacture of medicinal products	Grifols' core business focuses on the production of plasma-derived medicines and hospital solutions

First phase: eligibility analysis

For the eligibility analysis, economic activities representing more than 10 % of the relevant economic indicators — revenue, capital expenditure (CapEx) and operating expenditure (OpEx) — were assessed in order to identify activities corresponding to those listed in the Climate Delegated Act (EU) 2021/2139 and its amendments under Delegated Regulation (EU) 2023/2485.

The Group's main activity, the manufacture of medicines, is described in the Taxonomy Regulation as Activity 1.2: Manufacturing of medicinal products, which falls under the environmental objective of pollution prevention and control.

Second phase: alignment analysis

In accordance with the Taxonomy Regulation applicable to financial year 2025, the alignment of eligible activities that may contribute to any of the six environmental objectives was assessed. This assessment considered the three cumulative conditions that an economic activity must meet in order to be considered environmentally sustainable:

- Substantial contribution to at least one of the six environmental objectives defined by the Taxonomy (Regulation (EU) 2020/852 Art. 10 to 16).
- Do no significant harm (DNSH) to the other environmental objectives (Regulation (EU) 2020/852, Art. 17).
- Comply with minimum social safeguards (Regulation (EU) 2020/852 Art. 18).

The production of plasma-derived medicines requires a multi-stage cold chain that begins with the collection of raw materials, continues through manufacturing, and includes the storage and distribution of finished products. The procurement of raw materials, their transport and storage at Plasma Logistics Centers (PLCs) are common to all blood-derived products and are carried out at temperatures of –30°C to –35°C. Under the climate change mitigation technical screening criteria, pharmaceutical products requiring refrigeration must use refrigerant gases with a global warming potential (GWP) of 150 or lower, a threshold that can only be achieved using ammonia- and/or CO_2-based solutions. While this standard has been incorporated into Grifols' new facilities across much of the cold chain, the Group does not currently have any product whose cold chain, across all stages and processes, relies exclusively on refrigerants with a GWP below 150.

Calculation of economic indicators

Calculation of the percentage of turnover

The turnover percentage, as defined in Article 8(2)(a) of Regulation (EU) 2020/852, has been calculated by dividing the portion of net turnover derived from products or services associated with Taxonomy-eligible economic activities (numerator) by total net turnover (denominator), as defined in Article 2(5) of Directive 2013/34/EU.

Turnover includes revenue recognized in accordance with International Accounting Standard (IAS) 1, paragraph 82(a), as adopted by Commission Regulation (EC) No 1126/2008. In the case of Grifols, the numerator comprises the sum of turnover—reported under the International Financial Reporting Standards as adopted by the European Union (IFRS-EU)—corresponding to Group 70 accounts associated with activities considered eligible from a Taxonomy perspective.

With respect to the numerator of the revenue KPI, Grifols has identified Activity 1.2: Manufacturing of medicinal products as eligible, linked to the environmental objective of pollution prevention and control. Accordingly, revenues related to the manufacture of plasma-derived products and other medicines—primarily generated by the Plasma Procurement and Biopharma —have been included.

Likewise, as indicated in the "About this report" section of the General chapter, during this fiscal year the Group has carried out a process to standardize the taxonomy information of Biotest AG and its subsidiaries in order to integrate it into the data of the Grifols Group, presenting this information jointly.

In this regard, following this standardization process, the data and figures of Biotest AG and its subsidiaries have been fully aligned with the Grifols Group's taxonomy reporting criteria. For this reason, the comparative figures reported in the taxonomy tables for fiscal year 2024 have been restated.

The denominator used in the Taxonomy tables corresponds to the total net turnover reported in the consolidated income statement of the Grifols Group's consolidated annual financial statements[34].

[34] The sum of the denominator figures in the turnover tables included in "Grifols Results" coincides with the turnover figure in the consolidated profit and loss account of the consolidated annual accounts of the Grifols group for the financial year ending December 31, 2025.

34 Integrated Annual Report 2025

Calculation of the CapEx percentage The proportion of capital expenditure (CapEx) has been calculated in accordance with Article 8(2)(b) of Regulation (EU) 2020/852, as the ratio between the numerator and the denominator, as defined below. The denominator includes additions to tangible and intangible assets during the reporting period, prior to depreciation, amortization and any revaluations, including those resulting from impairments, and excluding changes in fair value. It also includes additions to tangible and intangible assets arising from business combinations during the relevant period. With respect to the numerator, it consists exclusively of the aggregated CapEx associated with activities considered Taxonomy - eligible. For Activity 1.2: Manufacturing of medicinal products, the same criteria and assumptions described in the section “Calculation of the percentage of turnover” have been applied. The denominator corresponds to the total capital expenditure of the Grifols Group, including investments in intangible assets, tangible assets and right - of - use asset s 3 5 . Calculation of the OpEx percentage The operating expenditure (OpEx) ratio has been calculated in accordance with Article 8(2)(b) of Regulation (EU) 2020/852, by dividing the numerator by the denominator, as defined below. The denominator includes direct, non - capitalized costs related to research and development, building renovation measures, short - term leases, maintenance and repairs, as well as other direct costs associated with the day - to - day maintenance of tangible fixed assets, whether performed by the company or by subcontracted third parties, to ensure the continued and effective operation of those assets. For the purposes of calculating the OpEx indicator, the following cost categories have been included: • Direct non - capitalized costs associated with research and development • Non - capitalized short - term leases • Maintenance and repair costs However, other expenses related to the day - to - day maintenance of tangible fixed assets — such as cleaning services or computer system repairs — have not been included in the calculation of the numerator, in accordance with Article 8 of the Regulation and the accounting methodology applied by Grifols for the presentation of these expenses. In addition, where an expense account did not provide sufficient detail to determine whether it related to maintenance activities directly linked to the Taxonomy - analyzed activities, or to other types of maintenance such as those described above, the expense was excluded on a prudent basis. Accordingly, the denominator of the OpEx indicator comprises expenditure corresponding to the three cost categories described above, while the numerator includes only expenditure related to activities recognized as Taxonomy - eligible under the established criteria. For Activity 1.2: Manufacturing of medicinal products, the same considerations described in the section “Calculation of the percentage of turnover” have been applied. General Environment Social Governance Annexes 35 Integrated Annual Report 2025 35 Total CapEx figure of the Group (see Annexes III, IV and V attached to the consolidated annual accounts).

GRIFOLS | General | **Environment** | Social | Governance | Annexes

Results of the 2025 taxonomy analysis

The following tables present data on Grifols' turnover, CapEx and OpEx associated with economic activities assessed the EU Taxonomy[36].

Turnover																			
Financial year 2025	**Year 2025**			**Substantial Contribution Criteria**						**DNSH criteria ('Does Not Significantly Harm') (h)**									
Economic Activities (1)	Code (2)	Turnover (3)	Proportion of Turnover 2025 (4)	Climate Change Mitigation (5)	Climate Change Adaption (6)	Water (7)	Pollution (8)	Circular Economy (9)	Biodiversity (10)	Climate Change Mitigation (11)	Climate Change Adaption (12)	Water (13)	Pollution (14)	Circular Economy (15)	Biodiversity (16)	Minimum Safeguards (17)	Proportion of Taxonomy-aligned (A.1) or -eligible (A.2.) turnover, 2024 (18)	Category enabling activity (19)	Category transitional activity (20)
Text		EUR	%	Y; N; N/EL (b) (c)	Y; N; N/EL (b) (c)	Y; N; N/EL (b) (c)	Y; N; N/EL (b) (c)	Y; N; N/EL (b) (c)	Y; N; N/EL (b) (c)	Y/N	Y/N	Y/N	Y/N	Y/N	Y/N	Y/N	%	E	T
A. TAXONOMY-ELIGIBLE ACTIVITIES																			
A.1. Environmentally sustainable activities (Taxonomy-aligned)																			
Turnover of environmentally sustainable activities (Taxonomy-aligned) (A.1)		0	—%	-	-	-	-	-	-	-	-	-	-	-	-	-	—%		
Of which Enabling		0	—%	-	-	-	-	-	-	-	-	-	-	-	-	-	—%	E	
Of which Transitional		0	—%	-						-	-	-	-	-	-	-	0		T
A.2 Taxonomy-Eligible but not environmentally sustainable activities (not Taxonomy-aligned activities) (g)																			
				EL; N/EL (f)	EL; N/EL (f)	EL; N/EL (f)	EL; N/EL (f)	EL; N/EL (f)	EL; N/EL (f)										
1.2 Manufacture of medicinal products	PPC 1.2	5,204,151,025.22	69.17 %	N/EL	N/EL	N/EL	EL	N/EL	N/EL								68.17 %		
Turnover of Taxonomy-eligible but not environmentally sustainable activities (not Taxonomy-aligned activities) (A.2)		5,204,151,025.22	69.17 %	0	0	0	69.17	0	0								68.17 %		
A. Turnover of Taxonomy eligible activities (A.1+A.2)		5,204,151,025.22	69.17 %	0	0	0	69.17	0	0								68.17 %		
B. TAXONOMY-NON-ELIGIBLE ACTIVITIES																			
Turnover of Taxonomy non-eligible activities		2,320,052,847.21	30.83 %																
TOTAL (A+B)		7,524,203,872.43	100.00 %																

	Proportion of turnover/Total turnover	
	Taxonomy-aligned per objective	Taxonomy-eligible per objectivel
CCM	— %	— %
CCA	— %	— %
WTR	— %	— %
CE	— %	69.17 %
PPC	— %	— %
BIO	— %	— %

[36] The information presented in these tables is consolidated for the entire Grifols Group.

36 Integrated Annual Report 2025

GRIFOLS | General | **Environment** | Social | Governance | Annexes

CapEx

Financial year 2025	Year 2025			Substantial Contribution Criteria						DNSH criteria ('Does Not Significantly Harm') (h)									
Economic Activities (1)	Code (2)	CapEx (3)	Proportion of CapEx 2025 (4)	Climate Change Mitigation (5)	Climate Change Adaption (6)	Water (7)	Pollution (8)	Circular Economy (9)	Biodiversity (10)	Climate Change Mitigation (11)	Climate Change Adaptation (12)	Water (13)	Pollution (14)	Circular Economy (15)	Biodiversity (16)	Minimum Safeguards (17)	Taxonomy-aligned proportion of CapEx, 2024 (18)	Category enabling activity (19)	Category transitional activity (20)
Text		EUR	%	Y; N; N/EL (b) (c)	Y; N; N/EL (b) (c)	Y; N; N/EL (b) (c)	Y; N; N/EL (b) (c)	Y; N; N/EL (b) (c)	Y; N; N/EL (b) (c)	Y/N	Y/N	Y/N	Y/N	Y/N	Y/N	Y/N	%	E	T
A. TAXONOMY-ELIGIBLE ACTIVITIES																			
A.1. Environmentally sustainable activities (Taxonomy-aligned)																			
CapEx of environmentally sustainable activities (Taxonomy-aligned) (A.1)		0	0	0	0	0	0	0	0	S	S	S	S	S	S	S	— %		
Of which Enabling		0	0	-	-	-	-	-	-	-	-	-	-	-	-	-	— %	E	
Of which Transitional		0	0	-						-	-	-	-	-	-	-	0		T
A.2 Taxonomy-Eligible but not environmentally sustainable activities (not Taxonomy-aligned activities) (g)																			
				EL; N/EL (f)	EL; N/EL (f)	EL; N/EL (f)	EL; N/EL (f)	EL; N/EL (f)	EL; N/EL (f)										
1.2Manufacture of medicinal products	PPC 1.2	375,559,624.80	63.89 %	N/EL	N/EL	N/EL	EL	N/EL	N/EL								62.29		
CapEx of Taxonomy-eligible but not environmentally sustainable activities (not Taxonomy-aligned activities) (A.2)		375,559,624.80	63.89 %	0	0	0	63.89	0	0								62.29		
A. CapEx of Taxonomy eligible activities (A.1+A.2)		375,559,624.80	63.89 %	0	0	0	63.89	0	0								62.29		

B. TAXONOMY-NON-ELIGIBLE ACTIVITIES

CapEx of Taxonomy non-eligible activities	212,280,758.21	36.11 %
TOTAL (A+B)	587,840,383.01	100.00 %

	Proportion of CapEx/Total CapEx	
	Taxonomy-aligned per objective	Taxonomy-eligible per objectivel
MCC	— %	— %
ACC	— %	— %
AG	— %	— %
CO	— %	63.9 %
EC	— %	— %
BIO	— %	— %

37 Integrated Annual Report 2025

GRIFOLS | General | Environment | Social | Governance | Annexes

OpEx																			
Financial year 2025	**Year 2025**			**Substantial Contribution Criteria**						**DNSH criteria ('Does Not Significantly Harm') (h)**									
Economic Activities (1)	Code (2)	OpEx (3)	Proportion of OpEx 2025 (4)	Climate Change Mitigation (5)	Climate Change Adaption (6)	Water (7)	Pollution (8)	Circular Economy (9)	Biodiversity (10)	Climate Change Mitigation (11)	Climate Change Adaption (12)	Water (13)	Pollution (14)	Circular Economy (15)	Biodiversity (16)	Minimum Safeguards (17)	Proportion of Taxonomy-aligned (A.1) or -eligible (A.2) OpEx, 2024 (18)	Category enabling activity (19)	Category transitional activity (20)
Text		EUR	%	Y; N; N/EL (b) (c)	Y; N; N/EL (b) (c)	Y; N; N/EL (b) (c)	Y; N; N/EL (b) (c)	Y; N; N/EL (b) (c)	Y; N; N/EL (b) (c)	Y/N	Y/N	Y/N	Y/N	Y/N	Y/N	Y/N	%	E	T
A. TAXONOMY-ELIGIBLE ACTIVITIES																			
A.1. Environmentally sustainable activities (Taxonomy-aligned)																			
OpEx of environmentally sustainable activities (Taxonomy-aligned) (A.1)		0	0	0	0	0	0	0	0	-	-	-	-	-	-	-	— %		
	Of which Enabling	0	0	-	-	-	-	-	-	-	-	-	-	-	-	-	— %	E	
	Of which Transitional	0	0	-						-	-	-	-	-	-	-	— %		T
A.2 Taxonomy-Eligible but not environmentally sustainable activities (not Taxonomy-aligned activities) (g)																			
				EL; N/EL (f)	EL; N/EL (f)	EL; N/EL (f)	EL; N/EL (f)	EL; N/EL (f)	EL; N/EL (f)										
1.2 Manufacture of medicinal products	PPC 1.2	€ 117,055,197.60	61.20 %	N/EL	N/EL	N/EL	N/EL	N/EL	EL								68.14 %		
OpEx of Taxonomy-eligible but not environmentally sustainable activities (not Taxonomy-aligned activities) (A.2)		€ 117,055,197.60	61.20 %	0	0	0	61.20	0	0								68.14 %		
A. OpEx of Taxonomy eligible activities (A.1+A.2)		€ 117,055,197.60	61.20 %	0	0	0	61.20	0	0								68.14 %		

B. TAXONOMY-NON-ELIGIBLE ACTIVITIES

OpEx of Taxonomy non-eligible activities	€ 74,217,817.86	38.80 %
TOTAL (A+B)	€ 191,273,015.46	100.00 %

	OpEx/Total OpEx Ratio	
	Taxonomy-aligned per objective	Taxonomy-eligible per objective
CCM	— %	— %
CCA	— %	— %
WTR	— %	— %
CE	— %	61.20 %
PPC	— %	— %
BIO	— %	— %

38 Integrated Annual Report 2025

GRIFOLS | General | Environment | Social | Governance | Annexes

Climate change - ESRS E1

Climate change is one of the world's most significant challenges today. Global temperatures have risen in recent decades, and most prediction models indicate a significant increase in concentrations of greenhouse gas (GHG) and continued global warming in the coming years.

Aware of the impacts associated with rising temperatures, Grifols sets clear targets aimed at effectively reducing its emissions; measures and manages its climate-related impacts, risks and opportunities; and implements its own climate policy and strategy. Grifols' climate commitment is driven by the company's Board of Directors.

Grifols' environmental governance framework includes climate action[37].

Its mission is to integrate sustainability and minimize environmental impacts across all company operations, aligning its approach with global objectives to mitigate climate change.

Within this framework, Grifols integrates climate risk management into its governance and strategic planning model through the company's Risk Management System, developed in line with due diligence principles. Based on the material issues identified in the dual materiality analysis, the company systematically identifies, assesses and prioritizes physical and transition risks arising from climate change that may affect its operations, products and services. This process enables the anticipation of potential impacts, the definition of mitigation and adaptation measures, and the management or remediation of risks that exceed established tolerance thresholds. It supports informed decision-making aligned with a corporate strategy focused on long-term resilience.

Impacts, risks and opportunities

E1 CLIMATE CHANGE		
Material IROs	**Type**	**Description**
ADAPTATION TO CLIMATE CHANGE		
Increase in global temperatures	R Physical	Climate change, specifically global warming, leads to higher temperatures and more extreme fluctuations. These conditions can affect the cold chain, which is essential to maintaining the quality and safety of temperature-sensitive pharmaceutical and biological products.
Increase in extreme weather events	R Physical	Climate change is altering weather patterns globally. For Grifols, the most significant risks are extreme rainfall, drought and strong winds. Identifying and assessing these physical risks is essential to managing climate resilience and ensuring operational continuity.
Risk of water scarcity	R Physical	Potential increases in operating costs and disruptions to production resulting from to water scarcity, declining water quality or more stringent regulations on water use represent a material risk to Grifols.
CLIMATE CHANGE MITIGATION		
Contribution to climate change from Scope 1 and 2 greenhouse gas (GHG) emissions	− OO	As a global company, Grifols recognizes that its activities generate greenhouse gas (GHG) emissions. The company is committed to advancing its climate action efforts through the reduction of its Scope 1 and Scope 2 emissions.
Contribution to climate change from Scope 3 greenhouse gas (GHG) emissions	− SP	Scope 3 emissions account for approximately 80 % of Grifols' total emissions, with Category 1 (goods and services) as the main contributor, followed by Category 4 (transport). The company is developing initiatives aimed at reducing these indirect emissions.
Failure to meet Scope 3 emission climate targets or stricter climate regulations	R Transition	Grifols is working to comply with increasingly stringent climate change and energy efficiency regulations while avoiding legal and reputational risks. Failure to decarbonize the supply chain may jeopardize emissions reductions and the achievement of climate objectives.
ENERGY		

[37] For more details, see Environmental Governance section.

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GRIFOLS | General | Environment | Social | Governance | Annexes

Energy consumption management	Negative impact, Own operations, Supply chain	Grifols is working to reduce the use of non-renewable energy sources and improve energy efficiency to minimize its environmental impact and contribute to decarbonization. Actions include increasing the share of renewable energy in total consumption and optimizing energy efficiency per unit of production.
Legal requirements and risks due to energy supply costs	Risk	Energy efficiency regulations are becoming increasingly stringent, resulting in higher compliance requirements. These factors, together with rising costs, potential supply disruptions and resource restrictions, may affect operating cost stability and the continuity of production processes.
Energy optimization with AI and integration of renewable energy	Opportunity	The application of artificial intelligence to optimize energy consumption and increase the use of renewable energy reduces dependence on non-renewable sources, improves efficiency and strengthens business resilience to future risks related to costs and supply.

* More information on this risk is provided in the water chapter.

Positive impact Negative impact Opportunity Risk Own operations Supply chain

Analysis of Risk and Opportunity derived from Climate Change (ROCC)[38]

Since 2019, Grifols has regularly updated its climate risk map as part of its integrated approach to climate change-related risks and opportunities. This process is used to determine whether a potential impact may constitute a material risk or opportunity for the company.

In 2025, Grifols updated its in-depth Climate Risk and Opportunity Analysis, originally conducted in 2024. The update took into account the latest recommendations from the international scientific community, as well as the general criteria established by frameworks such as the Corporate Sustainability Reporting Directive (CSRD). The analysis included a pessimistic scenario stressed for physical risks from the IPCC (SSP5-8.5) and an optimistic scenario stressed for transition risks from the IEA (NZS). From a strategic perspective, the analysis was conducted in line with TCFD recommendations and aligned with a scenario reflecting a 2°C increase in average global temperature (SSP2-RCP-4.5)[39].

The analysis considered different time horizons. The potential financial impacts associated with each material risk and opportunity were also estimated. As part of this process, 27 potential climate-related risks and opportunities were assessed across the company's entire value chain, including suppliers (upstream), Grifols' own operations and infrastructure, and the distribution and use of its products (downstream). Following this assessment, 12 material risks and opportunities were identified for Grifols: 2 physical risks, 6 transition risks and 4 opportunities.

Dimension analyzed	ROCC typology	Selected scenarios	Short term	Medium term	Long term
Assets, business model (all economic activities) and supply chain	Physical risks	SSP5-8.5 (IPCC) SSP24.5 (IPCC)	2021-2040	2041-2060	2061-2100
	Transition risks and opportunities	NZE* (IEA)	2030	2050	2100
Taxonomic activities	Physical risks	SSP5-8.5 (IPCC) SSP2-4.5 (IPCC)	2021-2040	2041-2060**	

* The Net Zero Emissions by 2050 Scenario: A regulatory scenario that outlines a pathway for the global energy sector to achieve net-zero CO2 emissions by 2050, with advanced economies reaching net zero ahead of others.
** For taxonomy-aligned economic activities exceeding 10 years, the assessment is conducted using the latest generation of climate projections, including, at a minimum, climate projection scenarios covering 10 to 30 years.

[38] For more details on the methodology and results, see Grifols' "Risks and Opportunities Management Report Related to Climate Change".
[39] A climate scenario is a plausible description of how the climate might evolve based on assumptions about future greenhouse gas emissions and other factors that affect the climate.

40 Integrated Annual Report 2025

MATERIAL RISKS AND OPPORTUNITIES FOR GRIFOL S 40 Physical (acute) Increase in frequency and intensity of heavy rainfall and flooding. The frequency and intensity of extreme rainfall and flooding could rise across multiple regions due to global warming. Grifols operations facilities in certain regions exposed to these risk. Potential impacts could include temporary production stoppages or a reduction in plasma collection due to donation center closures. This could lead to higher operational costs from relocating production to unaffected sites and lower revenue due to reduced plasma collection. Measures taken by Grifols to mitigate this type of risk are detailed in the Water Transition Resources section of this report. Physical (chronic) Reduced water availability in operations and supply chain. Grifols operates in areas where, under the simulated scenario, water access could become more challenging or water management regulations could change. These risks could result in an increase in costs associated with water resource procurement and a reduction in revenue due to declines in production capacity and necessary investments to optimize the water cycle in processes and facilities. This includes improving consumption efficiency, enhancing the treatment process and, where possible, reusing water resources. The Water Resources section of this report details the measures that Grifols is taking to mitigate these types of risks. Transition (political - legal) Need to implement changes in water management across operations. Type Risks Description Financial impact Risk management and mitigation General Environment Social Governance Annexes 41 Integrated Annual Report 2025 40 For more details, see “Risks and Opportunities Management Report Related to Climate Change” in Grifols & Environment.

Transition (technological) Shift towards low - emission technologies. The company may need to implement low or zero - emission technologies across its processes and facilities to comply with regulations and climate targets. Greater investments are required to reduce both direct and indirect emissions in compliance with regulations and climate targets. These include HVAC system upgrades, boiler modernization and renewable energy generation, aimed at lowering Grifols’ emissions and increasing energy efficiency. Additionally, further investment would be needed to offset the carbon footprint in case of non - compliance with decarbonization targets. Various emissions reduction and energy efficiency measures are outlined throughout the Environmental section of this report and in the Environmental Program. Exposure to this risk is expected to decrease as Grifols meets the targets established. Transition (market/ reputational) Failure to meet greenhouse gas reduction targets. Risks of non - compliance with the Scopes 1 and 2 decarbonization targets set by Grifols. Transition (Market/ reputational) Suppliers failing to meet company - defined climate targets. Potential non - compliance by suppliers with Grifols' GHG reduction targets, which could impact the company's ability to achieve its own Scope 3 emissions reductions. Transition (political & legal) Changes in regulatory and reputational requirements for emissions reduction. Climate change and energy efficiency regulations are becoming increasingly restrictive in some of the regions where Grifols operates. Transition (political & legal) Increase in corporate carbon footprint costs. Rising costs due to the increasing price of carbon offset credits. Type Risks Description Financial impact Risk management and mitigation Grifols has also identified four material opportunities related to climate change: 1. Research and development of processes that optimize natural resource efficiency and minimize environmental impact. 2. Eco - design of packaging to maximize recycling rates and reduce the environmental footprint of production. 3. Improving energy efficiency in the organization's assets and processes. 4. Expanding on - site renewable energy generation for self - consumption. General Environment Social Governance Annexes 42 Integrated Annual Report 2025

GRIFOLS | General | Environment | Social | Governance | Annexes

Management of impacts, risks and opportunities

Material sub-topic	Policies	Actions	Metrics and Targets
Climate change adaptation and mitigation	• Climate Action Policy • Environmental Policy • 2023-2026 Corporate Environmental Program	• Formalize environmental programs aligned with Grifols' commitments (Grifols 2030 Agenda and SBTi) • Periodically review climate-related risks and opportunities • Monitor climate commitments in meetings of the Board of Directors' Sustainability Committee, the Sustainability Steering Committee and the Environmental Committees of each company • Develop a specific plan to adapt existing and new operations to the physical risks arising from climate change, incorporating relevant adaptation measures into current operations within a period of not exceeding five years	Based on SBTi and 2030 Agenda: • Reduce absolute Scope 1 and 2 GHG emissions by 42% by 2030, using 2022 as the baseline year. • Reduce absolute GHG emissions from Scope 3 categories 1, 2, 3 and 4 by 25% within the same timeframe Based on the 2023-2026 Environment Program: • Cut CO_2e emissions by 60,000 t/year through increased renewable energy production and eco-efficiency measures (Scope 1 and 2) • Decarbonization initiatives for business travel, employee transportation and waste management Achieve net-zero emissions by 2050 (Scopes 1 and 2)
Energy	• Energy Policy	• Promote energy efficiency • LEED certification in buildings and offices • Subscription of power purchase agreements (PPAs) • Cogeneration plant	• Increase energy efficiency per unit of production by 15 % (+5 % by 2030) • Source 100 % of electricity from renewable sources by 2030

A COMPREHENSIVE CLIMATE ACTION POLICY*

Grifols' Climate Action Policy provides the framework for developing a cohesive strategy and business model aligned with the company's approach to climate change. It is fully integrated with Grifols' Sustainability Policy, Environmental Policy and Energy Policy.

Grifols' climate-related policies explicitly address climate change mitigation and adaptation, energy efficiency and the promotion of renewable energy. They also establish a structure for fostering communication, awareness and climate education in Grifols' workforce.



*For more details on the Climate Action Policy, see Grifols & Environment.

43 Integrated Annual Report 2025

Climate change adaptation The primary climate change adaptation risks correspond to the physical risks identified in the Analysis of Risk and Opportunity derived from Climate Change (ROCC). Specifically, three material risks were identified: an increase in the frequency and intensity of heavy rainfall and flooding, damage resulting from strong winds and reduced water availability in operations and the supply chai n 4 1 . Climate change adaptation measure s 42 Grifols has a set of adaptation and mitigation measures and actions to address the impacts of climate change. These measures prioritize areas of the value chain that require greater attention or may generate higher costs as a result of the most material physical risks affecting the company. The first and most significant step is to analyze and identify physical risks arising from climate change that could affect Grifols. As outlined earlier in this section, the company conducts an annual Climate Risk and Opportunity Analysis. In collaboration with insurers, it also carries out periodic studies of its most critical assets to identify adaptation measures that enhance their resilience. In addition, Grifols employs a Climate Resilience Tracker, a tool used in the insurance sector to continuously monitor physical climate - related risks. This system forms part of the company’s climate change adaptation mechanisms and enables the regular assessment of the exposure and resilience of its main assets to extreme weather events, supporting the proactive management of climate resilience within its business model. In line with its internal risk management procedures, Grifols diversifies production, establishes contingency and emergency plans, selects resistant materials and designs new facilities to ensure that its sites are adequately prepared to withstand extreme events, including strong winds and floods. In this context, a new risk associated with the impact of extreme wind events was incorporated in 2025. Strong winds can damage roofs and rooftop equipment and compromise the building envelope. This damage may result from a range of atmospheric phenomena, including tropical cyclones, winter storms, thunderstorms and tornadoes. Changes in the frequency and intensity of extreme wind events as a result of climate change depend on the future evolution of these types of storms. Grifols has reinforced its protection measures against this risk at several facilities, including the strengthening of façade anchors, among other actions. The company also implements climate contingency protocols to anticipate extreme events. For example, when a hurricane is forecast to affect a donation center, stored plasma is proactively relocated outside the risk area, facilities are secured and employee protection protocols are activated. These actions enable the company to go beyond regulatory requirements and proactively minimize potential impacts on production activities. Extreme rainfall often leads to flooding. Episodes of intense rainfall are becoming more frequent and more severe across most regions of the world. An increase in the frequency or intensity of extreme rainfall raises the likelihood of flooding. Another example of proactive measures relates to Grifols' production plant in Barcelona, which is located near a river. While there is no historical record of flooding at the site and its probability remains low, Grifols has taken preventive measures to mitigate any potential impact. In addition, when selecting locations for new facilities, Grifols assesses climate - related risks and prioritizes locations that are less exposed to natural features that could compromise infrastructure, thereby reducing the risk of flooding or other physical hazards associated with climate change. Further adaptation measures have also been proposed to strengthen Grifols’ resilience to climate - related risks. Climate change mitigation The main risks related to climate change mitigation are associated with the transition risks identified in the ROCC analysis. Specifically, six material risks were identified: failure to meet greenhouse gas emission reduction targets; the need to implement changes in water management in operations; changes in regulatory and reputational requirements related to emissions reduction; the transition to low - emission technologies; suppliers’ failure to meet the company’s climate targets; the need to implement changes in waste management in operations; and increased costs associated with the corporate carbon footprint. Accordingly, Grifols’ mitigation efforts focused on the following initiatives to ensure that its strategy and business model are aligned with the transition to a sustainable economy, as well as with limiting global warming to 1.5 ° C as established in the Paris Agreement and with the objective of achieving climate neutrality by 2050: • Transition Plan towards Net Zero emissions. • Science - based short - term emissions reduction targets approved by SBTi. • 2023 - 2026 Environmental Program. • Grifols Agenda 2030, which integrates corporate objectives aligned with the SDGs, including those related to climate action. General Environment Social Governance Annexes 44 Integrated Annual Report 2025 41 For details of the study, including the list of climate risks under the SSP2 - RCP4.5 scenario, main impacts and more, see the Co rporate Responsibility Reports section on Grifols' corporate website. 42 More information on the achievement of targets set in environmental programs are provided in the " Climate Change Mitigation " section.

Climate Change Transition Plan Within the framework of its climate strategy and with the aim of achieving climate neutrality by 2050, Grifols implemented a Transition Plan towards Net Zero emissions in 2025, which aligns the company's activities and value chain with the 1.5 ° C trajectory of the Paris Agreement, ensuring the relevance and sustainability of its business model in a low - emissions environment. This Transition Plan is aligned with and supports the commitments validated by the Science Based Targets initiative (SBTi) in September 2024, which establishes clear emissions reduction targets. In the short term, Grifols commits to: 1. Reducing absolute Scope 1 and 2 greenhouse gases (GHG) emissions by 42% by 2030, using 2022 as the baseline year. 2. Reducing absolute Scope 3 emissions, including purchased goods and services, capital goods, fuel and energy - related activities, and upstream transport and distribution by 25% over the same timefram e 4 3 . In the long term, the company sets an internal objective in the Transition Plan, not validated by the SBTi, to reduce Scope 1, 2 and 3 emissions by 90 % in 2050 compared with 2022, thereby achieving Net Zero in 2050. This roadmap enables the company to progress in a structured and coherent manner with international decarbonization frameworks and long - term global climate neutrality commitments. Contents of the Transition Plan The Transition Plan outlines the key elements that define Grifols' roadmap towards climate resilience: • Carbon footprint: presented in the Key Performance Indicator tables on climate change. • Grifols' emissions profile, including blocked emissions and projections, described in the Emissions Overview section. • Decarbonization targets, as defined in the introduction to this section. • Decarbonization plan, structured around distinct action drivers: 1. For Scopes 1 and 2: progressive replacement of natural gas with biogas, increased contracting of 100 % renewable electricity, expansion of Power Purchase Agreements, installation of solar self - consumption systems, reduction of emissions from refrigerant gas leaks and a decrease in diesel consumption. 2. For Scope 3: reduction of emissions from purchases through supplier engagement actions, increased waste recovery and measures aimed at reducing emissions associated with business travel and employee transport. • Emission reduction models. • Risks and opportunities of climate change (ROCC), described in the section "Climate change adaptation measures". • Adaptation plan and financial cost estimate aligned with the measures identified and quantified in the ROCC analysis. Five climate scenarios are considered, including scenarios from the IPCC extending to 2100 and the International Energy Agency (IEA). • Estimation of the financial costs of climate change mitigation measures, consistent with the ROCC analysis described in the section "Climate Change Mitigation Measures". • Carbon markets strategy. • Internal Carbon Price, described in the section "Grifols' overview of emissions". Plan governance Climate change governance at Grifols is structured in line with the company's environmental governance model, as described in the corresponding section. Approval of the Transition Plan by the Board of Directors is expected in 2026, with decarbonization measures progressively integrated into the company's operating and capital expenditure management systems, on the same footing as other strategic projects. Regulatory considerations ESRS E1 - 1, section F, does not apply to the plan, as Grifols does not carry out activities associated with NACE codes related to coal or lignite mining, or the extraction of crude oil or natural gas. Grifols is not excluded from the EU Paris - aligned benchmark. General Environment Social Governance Annexes 45 Integrated Annual Report 2025 43 The target limit includes land - related biogenic emissions and emissions from bioenergy feedstock disposals.

GRIFOLS | General | Environment | Social | Governance | Annexes

Climate change mitigation under the 2023-2026 Environmental Program

Climate change is one of the three key pillars addressed by Grifols' 2023–2026 Environmental Program. The program establishes concrete objectives and decarbonization initiatives aimed at reducing greenhouse gas (GHG) emissions and mitigating climate change, thereby contributing to the transition to a low-carbon economy. Grifols evaluates and monitors progress against the targets defined in its environmental programs, which in turn contribute to mitigating relevant physical risks and capturing key transition opportunities[44].

DEGREE OF COMPLIANCE WITH ACTIONS AS OF YEAR END 2025	65%

Climate change mitigation targets

	RENEWABLE ENERGY
Reduce CO2e emissions by 60,000 tons per year by increasing renewable energy production and implementing eco-efficiency measures (Scopes 1 and 2)	Sign Power Purchase Agreements (PPAs) for the procurement of 169,000 MWh of renewable electricity annually in Spain and the U.S. Annual reduction of more than 56,960 metric tons of CO_2e.
	Implement on-site renewable energy generation projects with a total capacity of 500 kW. Annual reduction of 132 metric tons of CO_2e.
	ENERGY EFFICIENCY IMPROVEMENTS
	Apply artificial intelligence measures in chilled water control systems. Electricity saving of 4,170 MWh/year. Annual reduction of 1,333 t metric tons of CO_2e.
	Implement measures to reduce heat energy consumption for hot water production. Energy savings of 3,300 MWh/year. Annual reduction of 598+ metric tons of CO_2e.
	Improve energy efficiency in industrial cooling systems by centralizing glycol generation circuits at -20°C and 0°C. Electricity savings of 3,500+ MWh/year. Annual reduction of 525+ metric tons of CO_2e.
	Enhance energy efficiency in cooling towers. Electricity saving of 990 MWh/year. Annual reduction of 149 metric tons of CO_2e.
	Optimize energy use in Diagnostic facilities in Barcelona, Spain, including buildings, water treatment circuits for injection and air treatment systems for production areas. Electricity savings of 600+ MWh/year. Annual reduction of 95 metric tons of CO_2e.
	Recover biomethane generated in the new wastewater treatment plant for use as boiler fuel. Electricity savings of 450 MWh/year. Annual reduction of 80 metric tons of CO_2e.
	Optimize energy use in -30°C plasma storage facilities. Electricity saving of 120+ MWh/year. Annual reduction of 33 metric tons of CO_2e.
	Upgrade plastic bag forming machines for intravenous solutions to reduce electricity consumption. Electricity savings of 180 MWh/year. Annual reduction of 26 metric tons of CO_2e emissions.
	Implement energy-saving measures including LED lighting installation, window shades and refrigeration system upgrades. Electricity savings of 74 MWh/year. Annual reduction of 25 metric tons of CO_2e.
	Install LED lighting as part of energy-saving initiatives. Annual reduction of 18 metric tons of CO_2e.
	Progressively replace electric motors with more efficient models. Electricity saving of 0.1 MWh/year. Annual reduction of 0.02 metric tons of CO_2e.
	Conduct energy efficiency audits.
	Reduce CO_2e emissions from refrigerant leaks by replacing them with gases with lower Global Warming Potential (GWP).
	Obtain LEED certification for new buildings. Annual reduction of 149 metric tons of CO_2e.
Decarbonization of business travel, employee commuting and waste management	Maintain or increase remote working where feasible across Grifols facilities.
	Maintain or increase use of video calls to reduce air travel.
	ReduceCO_2e emissions per km from the company's rental car fleet by applying environmental criteria in contracts.
	Reduce supply chain transport emissions through agreements with logistics operators.
	Optimize waste storage to reduce collection frequency. Annual reduction of 1.2 metric tons of CO_2e.

[44] Access the 2023-2026 Environmental Program.

46 Integrated Annual Report 2025

GRIFOLS | General | Environment | Social | Governance | Annexes

Actions carried out in 2025 to achieve these objectives include:

PROGRESS IN 2025[45]	
Reduction in air travel	Air travel increased by 24 % in 2025 compared with 2024, but remained 43 % lower than in 2023. The number of video calls made in 2025 increased by 99 % compared with 2018.
Continued remote work practices	Since 2022, Grifols' flexible work policy has incorporated remote work as a standard practice. By 2025, the average daily number of remote workers was 4,340, representing a 2 % increase compared with 2024 and an increase of more than 1,000 % compared to 2018.
Logistics optimization	Since 2021, Grifols has been working to optimize its plasma transport network in Europe to reduce its environmental impact. Recent initiatives include maximizing available space in transport containers to increase the amount of plasma transported per container by 7 %, thereby reducing total transport figures. Other ongoing measures include optimizing the frequency of plasma collection routes in European workplaces; promoting full truckloads between plasma collection points, warehouses and the Barcelona manufacturing complex and using larger U.S. pallets to optimize storage and transport, among others.
Minimizing the impact of employee commutes	Grifols works to reduce the impact of emissions resulting from workers' commutes. The Barcelona facilities offer various bus services to coincide with different shift times, while in North Carolina, Grifols co-funds a shared transport service. In recent years, electric vehicle chargers have been installed in the main workplaces. The company is working on a global vehicle fleet policy to promote the use of low-emission vehicles.
Commitment to renewable energy	Grifols is reducing its emissions and increasingly relying on renewable energies, which now account for 61 % of its electricity consumption. The goal is to reach 100 % by 2030, which requires the purchase of green electricity and the development of new power generation assets. Renewable power purchase agreements (PPAs) are a complementary measure that reinforces the company's commitment to renewable energy in countries where Grifols has a significant industrial presence. In 2022, the Casa Valdés photovoltaic park was commissioned in Spain as part of the 10-year PPA signed with RWE in 2021. The agreement provides for the purchase of 26 thousands of MWh annually, preventing the emission of 5,200 tons of CO_2 equivalent. In 2025, 80.4 thousands of MWh of renewable electricity was consumed in Spain. In the U.S, 178 thousands of MWh of electricity was consumed with guaranteed renewable energy, and in Ireland, 13.3 thousands of MWh.

SBTi-approved emission reduction targets

Since 2024, Grifols has had its science-based short-term emission reduction targets approved by the Science Based Targets Initiative (SBTi). SBTi assessed Grifols' Scope 1, 2, and 3 targets, confirming their alignment with global climate action and the Paris Agreement's goal of limiting global warming to 1.5°C this century[46].

In compliance with SBTi criteria, Grifols publishes in-depth annual progress reports with a clear description of its targets, specifying details such as target type, coverage, baseline year and target year. The report also outlines progress made since the baseline year, reflecting emissions reductions, increased use of renewable electricity and commitments with business partners, as well as and implemented or planned actions to achieve these targets.

Grifols' GHG emissions inventory covers all scopes (1, 2, and 3) and categories, following the GHG Protocol, and encompassing all company activities. The company reviews its targets every five years, or when significant changes occur to its structure, inventory or baseline data, which may require the targets to be recalculated and reapproved.

In 2025, the company initiated calculations of the carbon footprint for certain Plasma Procurement and Biopharma products manufactured in Barcelona.

SCOPE 1 AND 2 GHG EMISSIONS

Grifols is committed to reducing absolute Scope 1 and 2 GHG emissions by 42 % by 2030 from a 2022 baseline year. The target boundary includes biogenic land-related emissions and removals from bioenergy feedstocks.

GHG EMISSIONS - SCOPE 3

Grifols is committed to reducing absolute Scope 3 GHG emissions from purchased goods and services, capital goods, fuel- and energy-related activities, and upstream transportation and distribution by 25 % by 2030, from a 2022 baseline year.

GRIFOLS' PARTICIPATION IN BUSINESS ASSOCIATIONS WITH PUBLIC COMMITMENTS TO MITIGATING CLIMATE CHANGE[47]

The Biotechnology Innovation Organization (BIO) pursues biotechnological solutions across four main areas: sustainable biomass production, the advancement of sustainable manufacturing, the development of lower-carbon products and the enhancement of carbon capture. Grifols also belongs to associations such as MedTech Europe and Asebio that consider climate change mitigation a relevant aspect of their activities.

[45] For more details, see the tables at the end of the chapter.
[46] For more details on the methodology, see "Science Based Targets Initiative".
[47] For more details about partnerships, see the "About This Report" section.

47 Integrated Annual Report 2025

An overview of Grifols' emissions As a global company, Grifols recognizes that its activities generate GHG emissions and remains committed to advancing climate change efforts by reducing its Scope 1 and 2 emissions. To achieve this, the company not only measures and analyzes emissions, but also promotes active management strategies to mitigate them. 205,77 7 t CO 2 e Scopes 1 and 2 (market - based) 1,358,22 6 t CO 2 e total emissions 18 1 GHG intensity based on net revenue 6 % reduction i n CO 2 e emi s sions intensity for Scopes 1, 2 and 3 Grifols calculates its carbon footprint to identify the greenhouse gas (GHG) emissions generated by its operations and to assess their impact on climate change. These calculations are based on the Greenhouse Gas Protocol methodology, specifically the GHG Protocol Corporate Accounting and Reporting Standard, which is the international reference for measuring and reporting GHG emission s 4 8 . The scope of the reported data covers all Grifols facilities worldwide and commercial subsidiaries with more than 10 office employees. Since 2011, Grifols has disclosed its Scope 1 and Scope 2 CO ₂ e emissions and since 2021, the company has maintained a complete Scope 3 inventory. Grifols focuses its efforts on managing the most relevant Scope 3 categories and has accounted for them and conducted a screening and materiality assessment in line with the GHG Protocol. Grifols has emissions reduction targets covering Scopes 1, 2 and 3. Its Environmental Program, which is updated every three years, includes targets aimed at short - term decarbonization. Looking ahead to 2030, the company has defined commitments as part of the Grifols 2030 Agenda. In addition, since 2025, Grifols’ short - term emissions reduction targets aligned with its 1.5 ° C trajectory have been approved by the Science Based Targets initiative (SBTi). Grifols does not currently use carbon credits. However, the company applies an internal carbon price in certain decision - making processes, including the design of new facilities and processes and the replacement of energy - consuming equipment. In this context, carbon pricing is taken into account in Grifols’ most significant investment decisions. Grifols is not included in the EU Carbon Regime and therefore not required to purchase emission allowances. However, as part of its transition plan, the company has established a protocol for incorporating carbon pricing (CP) into business decision - making. This protocol is used as an analytical tool to support decisions related to strategic projects, defined as those requiring significant investment. Carbon pricing is not applied as a fixed value but as an internal indicator subject to periodic review and adjustment based on changes in the economic, regulatory and sectoral environment. The CP is applied primarily to strategic projects, large - scale investments and comparative assessments of alternative options, ensuring that decisions are taken from a comprehensive and sustainable perspective. Locked - in emissions are estimated based on an analysis of natural gas consumption in boilers located at Grifols facilities in Germany, Spain, the U.S., Canada, Ireland and Switzerland, as well as assets with district heating consumption. Certain refrigerants identified as non - substitutable, at least in the short to medium term, have also been taken into account. Although these refrigerants have a Global Warming Potential below 1,500, their use is widespread and necessary for the proper operation of Grifols’ activities. Locked - in emissions are calculated by projecting expected future emissions over the remaining operating period, under the assumption that no significant technological changes are implemented and that the current fuel is not replaced. For this purpose, increases in capacity and annual utilization rates are estimated. Based on 2024 data, locked - in emissions have been estimated at 84,382 t CO 2 e. KEY IMPACTS • Scope 1 emissions decreased slightly (1% ) compared with 2024, totaling 121,884 t C O 2 e. • Grifols has zero (0%) Scope 1 GHG emissions from regulated emissions trading schemes. • Scope 2 emissions decreased by (15% ) (according to the market - based approach) to 83,893 t C O 2 e as a result of increased renewable energy consumption. Applying the location - based methodology and excluding renewable energy efforts, emissions increased by 37 % to 132,698 t CO 2 e due to higher electricity consumption and changes in national grid emission factors. • Scope 3 emissions remain virtually unchanged compared with 2024, totaling 1,152,449 t C O 2 e. Category 1 goods and services continue to account for 48 % of emissions, followed by Grifols contracted transportation. • By geographic area, 50% 4 9 of emissions originate in the U.S., where 62 % of Biopharma's activity occurs. Spain accounts for 18 % of emissions, with the remaining 33 % attributed to the rest of the world under the market - based approach. • In all Grifols plants, emissions of other pollutants, including N O X , CO and SO 2 , generated mainly by natural gas combustion in boilers and cogeneration engines, remain below the limits established by the relevant environmental authorities. Legal requirements are also met for Volatile Organic Compounds at ethanol facilities. • Grifols does not produce, import or export ozone - depleting substances (ODS). General Environment Social Governance Annexes 48 Integrated Annual Report 2025 48 Details on calculating the carbon footprint are provided in the tables at the end of this section. 49 Scopes 1 and 2.

Energy consumption and energy mix Total energy consumption* Consumption relative to sales 1,04 6 thousand of MWh 13 9 MWh/M EUR +3.5 % vs 2024 57 % natural gas 41.8 % electricity 0.4 % other fuels 0.8 % district heating 0 % carbon 0 % nuclear Fossil sources**: 57 % Nuclear sources**: 0 % Renewable sources**: 26% - 0.8 % vs 2024 • Electrical consumption remained at similar levels to 2024, decreasing by 0.8 % despite an increase in production, particularly in the Biopharma business unit • Higher sales outpaced growth in energy consumption, resulting in a 0.8 % reduction in energy consumption relative to sales. • This positive impact led to an 8 % reduction in energy consumption relative to production in the Biopharma and Plasma Procurement business units. * To avoid double accounting, total energy consumption includes the total natural gas consumed by Grifols, including cogenera tio n consumption, and subtracts the cogenerated electricity fed into the grid. All purchased electricity is included. ** The remaining 17 % of energy consumption corresponds to non - renewable electricity and district heating, which is generated fr om renewable and non - renewable sources depending on the mix of each supplier company in each country. Natural ga s 50 Eco - efficiency in a context of productive growth 595,88 2 MWh consumed +3 % vs 2024 POSITIVE IMPACT OF BIOPHARMA • This business unit accounts for 92 % of all Grifols' natural gas consumption. • Total natural gas consumption increased by 3 % in absolute terms compared to 2024, but decreased by 2 % relative to sales and by 8 % relative to production*. DIAGNOSTIC INCREASE • Diagnostic consumption levels decreased by 7 % in absolute terms and by 6 % relative to production and sales. VARIATIONS BY COUNTRY • In Spain and the U.S., consumption remains stable, accounting for 49%. • The rest of the world recorded an increase in consumption due to Biotest's cogeneration plant in Germany, which consumes natural gas. *In terms of consumption relative to production and sales, Biopharma includes the Plasma Procurement & Biopharma business units. General Environment Social Governance Annexes 49 Integrated Annual Report 2025 50 Details on natural gas consumption are provided in the tables at the end of this section.

GRIFOLS | General | Environment | Social | Governance | Annexes

OTHER FUELS

Although to a lesser extent, Biopharma consumes other fuels besides natural gas, including diesel, gasoline and propane to run its own generators, equipment and vehicles. In 2025, Biofarma consumed 4,458 MWh of these fuels, representing a 17 % decrease compared to the previous year due to lower consumption at Biopharma's North Carolina facilities. Additionally, some of the company's facilities in Germany, Austria, the Czech Republic, Switzerland and Hungary use district heating for hot water and heating. In 2025, this consumption accounted for 7,973 MWh. Grifols' facilities do not consume coal or nuclear energy directly.

Electricity[51]

Slight increase in consumption in a context of strong production growth

By 2030, 100% of electricity consumed will come from renewable sources

485,000 MWh consumed

+4 % vs 2024

POSITIVE IMPACT OF PLASMA PROCUREMENT AND BIOPHARMA

- Consumed 89 % of all electricity used
- Total consumption increased by 3 %
- Consumption relative to sales remained stable
- Consumption relative to production* improved by 7 %

DIAGNOSTIC MAINTAINS TOTAL CONSUMPTION

- Consumption decreased by 2 % compared with the previous year
- Consumption relative to production and sales improved by 1 %

VARIATIONS BY COUNTRY

- U.S. Biopharma consumption increased by 7 % due to higher production
- In Spain, consumption decreased by 8 %
- In the rest of the world, consumption increased by 10 %

EVOLUTION OF TOTAL ELECTRICITY CONSUMPTION (MwH)


430,047.36
416,405.22
430,366.33
27,076.57
27,102.72
26,480.53
17,130.92
16,915.87
23,302.58
3,121.38
3,172.28
2,963.65
2,560.93
2,047.71
1,886.72
2023
2024
2025
Plasma Procurement + Biopharma
Diagnostic
Commercial affiliates
Bio Supplies
Others

DRIVING ENERGY EFFICIENCY WITH AI

In 2025, Grifols continued to deploy artificial intelligence-based systems to optimize energy consumption at its production facilities. Following positive results at the Diagnostics unit in Parets del Vallès (Barcelona), where electricity consumption for air conditioning in production rooms was reduced by more than 15 %, the technology was rolled out to the air conditioning system at the Clayton plant in North Carolina.

This action forms part of the "Energy Efficiency through AI" initiative, launched in 2022 at Biopharma's facilities in Parets del Vallès. The company will implement an AI solution that enables real-time monitoring of air conditioning systems, ensuring operations at optimal energy efficiency and anticipating potential failures through predictive maintenance, resulting in more efficient and resilient systems. Air conditioning is one of the company's main sources of electricity consumption, and digital technology enables reductions through systems that adjust cooling and heating needs in real time, thereby improving operational efficiency.

[51] Details on electricity consumption are provided in the tables at the end of this section.

50 Integrated Annual Report 2025

GRIFOLS
General | **Environment** | Social | Governance | Annexes

Renewable energies

Significant increase in the share of renewable electricity consumption

In 2025, 56 % of total electricity consumption came from renewable sources, compared with 41 % in **2024** and **32 %** in **2023.**

Spain**: 30 % /** U.S.**: 65 % /** RoW**: 5 %**

EVOLUTION OF RENEWABLE ELECTRICAL CONSUMPTION (MwH)


252.436,61
172.501,66
131.868,91
20.273,88
18.856,6
18.975,73
512,84
683,5
656,58
2023
2024
2025
PPA (Power Purchase Agreements)
Guarantee of Origin
Solar panels owned

Cogeneration[52]

Enabling the production of electricity and heat for Biopharma

10 % of total electricity consumption is generated at the cogeneration plants in Barcelona and Germany.

INCREASE IN RENEWABLE ELECTRICITY CONSUMPTION

In 2025, Grifols consumed 272,000 MWh of renewable electricity, representing 56 % of total electricity consumption compared with 41 %. in 2024.

Renewable electricity consumption in Spain totaled 80.4 thousand of MWh

In Spain, 1,890 MWh was sourced from the Casa Valdés photovoltaic park, included in the 10-year clean energy supply contract (PPA) signed with RWE in 2021.

In 2025, a total of 318,000 MWh of photovoltaic energy was generated for self-consumption at Grifols' facilities in Barcelona and Murcia.

Grifols continues to pursue agreements for the construction of new photovoltaic parks to increase renewable energy consumption in Spain and the U.S. Electricity consumption with guaranteed renewable origin totaled 61,000 MWh.

Boosting renewable electricity consumption in the U.S. and Ireland

By region, the United States accounts for 66 % of Grifols' electricity consumption as it hosts several industrial complexes and most of the company's plasma donation centers. In 2025, electricity consumption with guaranteed renewable origin totaled 252,437 MWh compared with 172,502 MWh in 2024, while in Ireland it exceeded 13,000 MWh. In Germany, electricity consumption from its own photovoltaic installations totaled 285,000 MWh.

[52] Details on cogeneration plant consumption are provided in the tables at the end of this section.

51
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Climate change key performance indicators

Emissions

GHG EMISSIONS (Greenhouse gas)												
	2025				2024				2023			
t CO_2e	Total	Spain	U.S.	RoW	Total	Spain	U.S.	RoW	Total	Spain	U.S.	RoW
Scope 1 (t CO_2e)	121,884	35,596	61,060	25,228	123,224	35,293	63,348	24,583	121,669	33,521	64,241	23,907
Scope 2 - Location-based - (t CO_2e)	132,698	9,384	103,330	19,984	96,774	15,664	58,072	23,038	147,694	15,405	109,837	22,452
Scope 2 - Market-based) (t CO_2e)	83,893	1,349	40,889	41,655	98,968	11,062	51,626	36,280	120,011	20,161	67,519	32,331
Scope 3 (t CO_2e)	1,152,449	270,937	579,671	301,841	1,143,374	252,844	544,562	345,968	1,049,505	230,941	534,548	284,016
% Scope 1	100	29	50	21	100	29	51	20	100	28	53	20
% Scope 2 - Market-based	100	2	49	50	100	11	52	37	100	17	56	27
% Scope 2 - Location-based	100	7	78	15	100	16	60	24	100	10	74	15
% Scope 3	100	24	50	26	100	22	48	30	100	22	51	27

In 2025, Spain's emissions in absolute terms were: Scope 1 35,596 tCO_2e, Scope 2 location-based 9,384 tCO_2e, Scope 2 Market-based 1,349 tCO_2e, Scope 3 270,937 tCO_2e.

TOTAL GHG EMISSIONS BY ORIGIN								
	Retrospective					Milestones and target years		
t CO_2e	2025	2024	2023	Annual variation (%)	2022 (base year)	2026	2030	Progress %
Gross Scope 1 GHG emissions (t CO_2e)	121,884	123,224	124,759	-1 %	107,525	Note 1	Note 3	Note 4
Percentage of Scope 1 GHG emissions from regulated emission trading schemes (%)	NA	NA	NA	NA	NA	NA	NA	NA
Gross location-based Scope 2 GHG emissions (t CO_2e)	132,698	109,435	158,142	21 %	105,999	NA	NA	NA
Gross market-based Scope 2 GHG emissions (t CO_2e)	83,893	166,091	98,106	-49 %	106,546	Note 1	Note 3	Note 4
Total Gross indirect (Scope 3) GHG emissions (t CO_2e)	1,152,449	1,115,824	998,266	3 %	1,460,343	NA	1,125,257	-23 %
1 Purchased goods and services	554,172	566,135	567,398	-2 %	775,569	Note 2	634,230	-32 %
2 Capital goods	148,758	92,020	92,151	62 %	201,582	Note 2	162,366	-29 %
3 Fuel and energy-related Activities (not included in Scope1 or Scope 2)	50,327	54,522	69,022	-8 %	70,427	Note 2	3,026	-17 %
4 Upstream transportation and distribution	317,871	280,486	161,177	13 %	216,499	Note 2	183,614	39 %
5 Waste generated in operations	18,230	11,682	12,707	56 %	8,423	NA	NA	NA
6 Business traveling	12,466	18,212	20,491	-32 %	25,311	NA	NA	NA
7 Employee commuting	36,267	34,402	39,304	5 %	41,998	NA	NA	NA
8 Upstream leased assets	2,144	3,414	16,119	-37 %	21,860	NA	NA	NA
9 Downstream transportation	Not relevant	Not relevant	Not relevant	NA	Not relevant	NA	NA	NA
10 Processing of sold products	Not relevant	Not relevant	Not relevant	NA	Not relevant	NA	NA	NA
11 Use of sold products	2,705	2,512	4,126	8 %	3,189	NA	NA	NA
12 End-of-life treatment of sold products	6,810	6,671	6,278	2 %	4,065	NA	NA	NA
13 Downstream leased assets	Not relevant	Not relevant	Not relevant	NA	Not relevant	NA	NA	NA
14 Franchises	Not relevant	Not relevant	Not relevant	NA	Not relevant	NA	NA	NA
15 Investments	2,698	9,449	9,205	-71 %	80,643	NA	NA	NA
Total GHG emissions (location based) (t CO_2e)	1,407,031	1,378,336	1,329,317	2 %	3,235,001	NA	NA	NA
Total GHG emissions (market based) (t CO_2e)	1,358,226	1,231,771	1,152,027	10 %	1,618,240	NA	NA	NA

52

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GRIFOLS | General | Environment | Social | Governance | Annexes

1 NA: Not applicable
The minimum mandatory boundary emissions as defined by the GHG Protocol are included.
Note 1: The target established is a joint target for Scope 1 and Scope 2 emissions. For 2026, it corresponds to a 14% reduction in combined Scope 1 and Scope 2 emissions. Total Scope 1 and Scope 2 emissions under the market-based approach for the base year 2022 amount to 221,379 tCO_2e. To meet the 7% reduction target by 2026, emissions must reach 190,386 tCO_2e.
Note 2: A transition plan is currently under development to define specific measures required to achieve emissions reductions. The reduction target has been set for 2030 rather than on an annual basis.
Note 3: The target established is a joint target for Scope 1 and Scope 2 emissions and corresponds to a 42% reduction in combined Scope 1 and Scope 2 emissions. Total Scope 1 and Scope 2 emissions under a market-based approach for the base year 2022 amount to 221,379 tCO_2e. To meet the 42% reduction target by 2030, emissions must reach 128,400 tCO_2e.
Note 4: Current progress reflects a 7% reduction.

REFRIGERANT GAS LEAKS

Absolute value (t)	2025	2024	2023
HCFC	0.0	0.1	0.4
HFC	4.2	4.7	3.8
Others	1.7	0.0	1.7
Total	6.0	4.8	5.9

GHG EMISSIONS INTENSITY

t CO_2e/million euros	2025	2024	2023
Total (Location- based)	187.0	191.1	201.7
Total (Market-based)	180.5	170.8	174.8

GHG EMISSIONS INTENSITY SCOPE 1+2

t CO_2e/million euros	2025	2024	2023
Total Grifols (Location-based)	33.8	32.3	42.9
Total Grifols (Market-based)	27.3	40.1	33.8

GHG EMISSIONS RELATED TO TRANSPORT

	2025	2024	2023
CO_2 transportation emissions (t CO_2e)	6,144.9	6,916.1	214.6
CO_2 transportation emissions / sales (t CO_2e / M €)	0.8	1.0	0.0

Energy

NATURAL GAS BY BUSINESS UNIT

MWh	2025	2024	2023
Biopharma + Plasma Procurement	549,288	531,744	543,556
Diagnostic	22,414	24,015	12,500
Others	23,888	21,714	22,792
Bio Supplies	167	230	364
Commercial Affiliates	125	124	112
Total	595,882	577,827	579,325

NATURAL GAS BY COUNTRY

MWh	2025	2024	2023
Spain	189,093	187,309	176,030
U.S.	293,621	287,941	306,697
RoW	113,168	200,538	107,530
Total	595,882	675,789	590,257

* Natural gas consumption for the cogeneration plant is included in the totals for Spain.

53 Integrated Annual Report 2025

GRIFOLS | General | Environment | Social | Governance | Annexes

NATURAL GAS VALUE RELATIVE TO SALES			
MWh/million euros	2025	2024	2023
Biopharma + Plasma Procurement	84.7	86.6	82.5
Diagnostic	35.0	37.2	2.2
Others	98.2	103.8	112.0
Bio Supplies	1.1	1.1	2.3
Commercial Affiliates	NA	NA	NA
Total	79.2	80.1	87.9

NATURAL GAS VALUE RELATIVE TO PRODUCTION			
MWh/Production index*	2025	2024	2023
Biopharma + Plasma Procurement	0.0	0.0	0.0
Diagnostic	35.0	37.2	2.2
Others	98.2	103.8	112.0
Bio Supplies	1.1	1.1	2.3
Commercial Affiliates	NA	NA	NA

* Production index: millions of euros except for Plasma Procurement & Biopharma, which reports liters of fractionated plasma.

FOSSIL FUEL CONSUMPTION			
MWh	2025	2024	2023
Diesel	3,448	4,306	4,390
Gasoline	505	424	498
Propane	506	675	393
Natural gas*	595,882	577,827	579,325
Total	600,341	583,232	584,606

* Includes natural gas used in the cogeneration plant.

RENEWABLE FUEL CONSUMPTION*			
MWh	2025	2024	2023
Biogas**	125	102	0
Total	125	102	0

* Grifols does not consume fuel from other renewable sources such as biomass, biofuels or hydrogen.
** The biogas consumed by Grifols is produced at one of its own wastewater treatment plants in Spain and used internally as boiler fuel.

ELECTRICITY BY BUSINESS UNIT			
MWh	2025	2024	2023
Biopharma + Plasma Procurement	430,366	416,405	430,047
Diagnostic	26,481	27,103	27,077
Bio Supplies	1,887	2,048	2,561
Others	23,303	16,916	17,131
Commercial Affiliates	2,964	3,172	3,121
Total	485,000	465,644	479,937

ELECTRICITY BY COUNTRY			
MWh	2025	2024	2023
Spain	85,684	92,996	94,846
U.S.	321,101	299,186	312,804
RoW	78,214	73,462	72,286
Total	485,000	465,644	479,937

54 Integrated Annual Report 2025

GRIFOLS | General | Environment | Social | Governance | Annexes

ELECTRICITY VALUE RELATIVE TO SALES			
MWh/million euros	2025	2024	2023
Biopharma + Plasma Procurement	66.3	67.8	65.2
Diagnostic	41.4	42.0	4.9
Bio Supplies	12.2	9.5	16.0
Others	95.8	80.8	84.2
Commercial Affiliates	NA	NA	NA
Total	64.5	64.6	72.8

ELECTRICITY VALUE RELATIVE TO PRODUCTION			
MWh/Production index*	2025	2024	2023
Biopharma + Plasma Procurement	0.0	0.0	0.0
Diagnostic	41.4	42.0	4.9
Bio Supplies	12.2	9.5	16.0
Others	95.8	80.8	84.2
Commercial Affiliates	NA	NA	NA

* Production index: millions of euros except for Plasma Procurement & Biopharma, which reports liters of fractionated plasma.

RENEWABLE ELECTRICITY BY COUNTRY			
MWh	2025	2024	2023
Spain	80,357	50,286	20,727
U.S.	178,065	132,000	119,999
RoW	13,647	9,756	11,928
Total	272,069	192,042	152,655

RENEWABLE ELECTRICITY CONSUMPTION BY SOURCE			
MWh	2025	2024	2023
PPA (Power Purchase Agreement)	18,976	18,857	20,274
Guarantees of origin	252,437	172,502	131,869
Self-generated (onsite solar photovoltaic)	657	684	513
Total	272,069	192,042	152,656

SELF-GENERATED AND SELF-CONSUMED ELECTRICITY BY BUSINESS UNIT			
MWh	2025	2024	2023
Biopharma +Plasma Procurement	522	559	350
Diagnostic	0	0	0
Bio Supplies	0	0	0
Others	135	125	163
Commercial Affiliates	0	0	0
Total	657	684	513

RENEWABLE AND NON-RENEWABLE ELECTRICITY PRODUCTION			
MWh	2025	2024	2023
Self-generated and self-consumed renewable electricity (solar PV)	657	684	454
Self-generated non-renewable electricity (cogeneration)	47,254	49,034	40,656

55 Integrated Annual Report 2025

GRIFOLS | General | **Environment** | Social | Governance | Annexes

PURCHASED OR ACQUIRED RENEWABLE* ELECTRICITY, HEAT, STEAM AND COOLING			
MWh	2025	2024	2023
Electricity	272,069	192,042	152,655

* Grifols does not purchase heat, steam or refrigeration from renewable sources.

TOTAL ENERGY CONSUMPTION			
MWh	2025	2024	2023
Biopharma + Plasma Procurement	943,587	914,698	947,843
Diagnostic	49,666	51,176	50,554
Bio Supplies	2,059	2,281	2,926
Others	47,345	38,778	39,971
Commercial Affiliates	3,400	3,676	3,679
Total	1,046,055	1,010,610	1,044,972

ENERGY CONSUMPTION VALUER RELATIVE TO SALES			
MWh/million euros	2025	2024	2023
Biopharma + Plasma Procurement	145.5	148.9	143.8
Diagnostic	77.7	79.4	9.1
Bio Supplies	13.4	10.6	18.3
Others	194.7	185.3	196.5
Commercial Affiliates	NA	NA	NA
Total	139.0	140.1	158.5

COGENERATION PLANT			
MWh	2025	2024	2023
Natural gas consumed	133,044	134,621	127,600
Total electricity generate	47,254	49,034	46,614
Useful heat recoverd	40,128	41,644	39,562

TOTAL RENEWABLE ENERGY CONSUMPTION	2025			2024			2023		
	Self-generated renewable energy*	Renewable fuel consumption	Purchased renewable energy**	Self-generated renewable energy*	Renewable fuel consumption	Purchased renewable energy**	Self-generated renewable energy*	Renewable fuel consumption	Purchased renewable energy**
Biopharma + Plasma Procurement	522	125	226,212	559	102	169,046	350	0	141,797
Diagnostic	0	0	23,378	0	0	12,738	0	0	10,006
Bio Supplies	0	0	0	0	0	0	0	0	0
Others	135	0	20,664	125	0	8,461	163	0	0
Commercial Affiliates	0	0	1,153	0	0	1,012	0	0	340
Total	657	125	271,407	684	102	191,256	513	0	152,143

* Not used as fuel (solar PV).
** Includes electricity, heat, steam and cooling.

56 Integrated Annual Report 2025

GRIFOLS | General | Environment | Social | Governance | Annexes

Pollution - ESRS E2

Grifols recognizes that air, water and soil pollution have an impact on human health and ecosystems, and contribute to climate change. The company identifies, manages and reports on pollutants generated by its operations that could affect air, water and soil quality.

Impacts, risks and opportunities

Grifols identifies, analyzes and manages all pollution metrics related to air, water and soil. However, given its business model and value chain, only water pollution is relevant due to its potential negative impact and associated risk to the business. The company's operations do not significantly contribute to air or soil pollution, and no significant material risks or opportunities have been identified in these areas.

E2 POLLUTION		
Material IROs	**Type**	**Description**
WATER POLLUTION		
Alteration and/or degradation of water quality	Negative impact, SP, OO	Wastewater may contain pollutants that impact the environment, making proper treatment a priority for Grifols. The company invests in improving the quality of water discharged from its main facilities and in preventing spills that could harm aquatic ecosystems.
Compliance with legal requirements	R	Stricter wastewater regulations may result in penalties, adaptation costs and operational disruptions with financial impacts. Grifols is strengthening its control measures and treatment processes to ensure compliance.

Negative impact · Risk · Own operations · Supply chain

Management of impacts, risks and opportunities[53]

Material sub-topic	Policies	Actions	Metrics and Targets
Water pollution	• Environmental Policy • Sustainability Policy • Biodiversity Policy	• Biopharma in Spain: – Divert the distillate from PEG/ sorbitol evaporators to the biological wastewater treatment plant – Transfer effluents generated by cleaning operations at the biological treatment plant – Direct alcohol tower residues to the anaerobic wastewater treatment plant before final discharge • Biopharma in North Carolina: all wastewater generated is treated at its on-site treatment plant	Under the 2023-2026 Environmental Program • Reduce chemical oxygen demand (COD) in discharged wastewater by 240 mg/l, equivalent to an annual reduction of 123 tons

[53] For further details, refer to the additional information provided:
- For more information and details on Grifols' emissions that may impact air quality and/or pollution, see Section 1 on Climate Change – ESRS E1.
- For more information and details on water management at Grifols, see Section 3 on Water Resources – ESRS E3.
- For more information and details on waste that may affect soil quality and/or pollution, see Section 5 on Resource Use and Circular Economy – ESRS E5.
- All actions are detailed under the 2023-2026 Environmental Program at Grifols and Environment.

57 Integrated Annual Report 2025

Grifols' comprehensive approach to pollution management Grifols has several policies that explicitly address pollution. The company's Environmental Policy defines efficient water - cycle management as a core principle, with a focus on minimizing water consumption, reusing water where possible, optimally treating water before its discharge into public sanitation systems, and prioritizing improvement in water - stressed regions. The Sustainability Policy includes targets focused on pollution prevention techniques to minimize environmental risks related to Grifols' activities, taking into account the effects of climate change. The Biodiversity Policy emphasizes improving water management as a priority target. Its objectives include enhancing the quality of discharged water, incorporating water - saving measures into the design of new facilities and implementing solutions in existing ones. In compliance with ISO 14001, Grifols integrates eco - efficiency measures into new product development (R&D), packaging, building design, production facilities and engineering projects. At Grifols, every project and product must undergo an eco - efficiency assessment to identify opportunities to reduce environmental impact, including pollution management. During the pre - development phases of a new project, Grifols conducts an early - stage analysis to determine whether additional regulatory licenses, permit modifications, specific authorizations or pollution mitigation investments related to air, water and soil are needed. The company has also established recommendations for wastewater management in engineering projects. These include installing agitators and wastewater neutralization systems, prioritizing the use of CO2 over chemicals for wastewater neutralization whenever feasible, installing wastewater volume meters and, where necessary, implementing more complex treatment systems. For existing facilities, Grifols invests in necessary upgrades based on the Best Available Techniques (BAT), ensuring their applicable sector and the specific facility. Water pollution in the 2023 - 2026 Environmental Progra m 54 Pollution is a key focus area of the 2023 - 2026 Environmental Program, which sets specific targets and initiatives to address it. Grifols evaluates and monitors progress towards achieving the targets outlined in its environmental programs. DEGREE OF COMPLIANCE WITH ACTIONS AT YEAR END 2025 50% Targets related to water pollution Reduce wastewater discharge metrics Lower chemical oxygen demand (COD) levels in wastewater at Plasma Procurement and Biopharma division facilities in Barcelona by 240 mg/L by treating more high - organic - load effluents in the biological treatment plant. Reduction of 123 tons annually. General Environment Social Governance Annexes 58 Integrated Annual Report 2025 54 Access the 2023 - 2026 Environmental Program.

Water pollution 55 Grifols identifies, classifies, manages and reports on the pollutants generated by its operations that may impact water quality. 20 % consumed 80 % discharged into public sewers 3. 6 M m 3 total water discharge 35 % of Biopharma's wastewater is treated prior to discharge ' - 1 % COD discharged +21 % Suspended solids In 2025, 3.6 million cubic meters of wastewater was discharged to public sewers. In U.S. plants, stormwater is conveyed to public waterways such as the Los Angeles River, the Neuse River or San Francisco Bay. Approximately 20 % of water on average is used in auxiliary processes such as cooling towers or incorporated into the product, while 80 % is discharged to the sewers. In 2025, the Barcelona and Clayton (North Carolina) facilities treated 1,203,563 m³ of wastewater using biological systems prior to discharge, representing 30 % of the total discharge. Projects to expand water treatment were carried out at both plants and, in 2023, the new Clayton and Barcelona wastewater treatment plants came into operation. In water - stressed areas, the distribution of discharge directly corresponds to water consumption, with no significant changes from previous years. Grifols identifies and classifies its potential water pollutants, with the most significant potential impact occurring at manufacturing plants. The key wastewater metric is chemical oxygen demand (COD), defined as the amount of organic and inorganic matter susceptible to oxidation. Grifols discharges wastewater into public sewer systems, which undergo municipal treatment processes. Additionally, the main production plants of the Plasma Procurement and Biopharma business unit in Barcelona and Clayton operate on - site wastewater treatment plants to reduce COD before discharge into the public sewers. In 2025, 2,62 9 tons of COD were discharged, primarily from Biopharma's production facilities. An additional 100.5 tons of suspended solids and 77. 9 tons of total nitrogen were discharged. Microplastics Grifols recognizes that microplastics can accumulate in nature due to their resistance to disintegration and environmental persistence. However, this is not considered a material aspect for the organization since its operations do not generate significant direct microplastic emissions. Grifols continues to optimize its processes to minimize the use of plastics. Substances of concern and substances of very high concern Grifols does not manufacture or market products containing substances classified as hazardous under regulations such as REACH. The only exceptions are certain products within the Diagnostic business unit, which represents 10 % of the group's revenue. The Diagnostic business unit uses certain substances classified as Substances of Very High Concern (SVHC) in the manufacture of some Procleix assays. These are sourced from qualified suppliers and used in accordance with international safety standards. The substances present at concentrations above 0.1 % w/w (weight by weight) include: • Poly(oxy - 1,2 - ethanediyl), α - [(1,1,3,3 - tetramethylbutyl)phenyl - (CAS No. 9036 - 19 - 5). Triton X - 100 is used in the reagent at 0.01 L/L (1.05 % w/w). • Boric acid (CAS No. 10043 - 35 - 3) is used in the reagent at 37.1 g/l (3.67 % w/w). • Polyethylene glycol p - (1,1,3,3 - tetramethylbutyl) phenyl ether (CAS No. 9002 - 93 - 1). Triton X - 102 is used in the enzyme reagent at 0.10 L/L (10.2 % w/w). COMMITMENT AND AWARENESS Grifols is aware of the potential impacts associated with substances of concern and substances of very high concern and applies a preventive approach to minimize related risks. This includes: • Exclusive use in controlled processes and in compliance with pharmaceutical regulations (GMP, EMA, FDA). • Safe management of hazardous waste through internal procedures and authorized waste managers. • Progressive replacement where viable alternatives exist. • Transparency: Grifols' Diagnostic (Spanish company belonging to the Diagnostics business unit.) unit reported the use of these SVHCs in the SCIP database in October 2023, in compliance with applicable EU reporting requirements. General Environment Social Governance Annexes 59 Integrated Annual Report 2025 55 Details on Grifols' water discharge management are provided in the tables at the end of this section.

Wastewater and discharge management A robust management system Grifols complies with applicable national and local regulations and permits governing the disposal and treatment of wastewater. The company operates under an environmental management framework that enables the prevention, control and minimization of potential impacts associated with its activities. Grifols does not discharge wastewater into natural waterways. All wastewater is directed to local sewer systems, where it is treated at authorized municipal or intermunicipal facilities. The company's industrial facilities apply the necessary pretreatment processes prior to final discharge. All production facilities are located in areas where discharge controls are established by the relevant local authorities. Production sites with implemented or certified environmental management systems operate under specific instructions for the prevention, control and monitoring of wastewater quality. The company's commercial offices and warehouses discharge sanitary wastewater into municipal sewer systems. Thanks to its management and control framework, only one non - material economic penalty was recorded in 2025, resulting from an isolated exceedance of oil and grease discharge from a grease separator at the Plasma Procurement facilities in German. In addition, a glycol spill — a substance used as antifreeze and coolant in certain industrial systems — occurred at the North Carolina (U.S.) facility. This incident did not result in any penalties or administrative proceedings, and was addressed immediately with no significant environmental impact identified. Grifols assumed the costs associated with containment and remediation, which amounted to approximately USD 400,000. Improved wastewater quality Plasma Procurement and Biopharma's facilities in Barcelona include an anaerobic wastewater treatment plant based on UASB (Upflow Anaerobic Sludge Bed Reactor) technology. Treatment is carried out in a high - efficiency reactor that reduces the organic pollutant load by 85 % under anaerobic conditions, with very low energy consumption and the generation of biogas from renewable sources. Once treated, this biogas is used as fuel for the factory's steam boilers, reducing natural gas consumption and C O 2 e emissions. In 2025, a total of 124,671 MWh of biogas was generated and consumed in the boilers. This facility is designed to accommodate increases in production, contributing to the reduction of current final discharge metrics and ensuring their stability in the event of higher production volumes. The Plasma Procurement and Biopharma facilities in North Carolina operate a wastewater treatment plant with a processing capacity of up to 5,678 m³ per day. This is the largest treatment plant within Grifols' global network and reduces the organic load of treated water to 250 mg per liter, equivalent to that of domestic wastewater. With this new, highly efficient plant in operation, treated water currently contains only 52 mg of organic load per liter, well below the permitted limit. Together, these facilities account for the treatment of 33 % of total wastewater discharges. The Los Angeles, San Francisco, Canada and Germany facilities operate with neutralization systems prior to final discharge. General Environment Social Governance Annexes 60 Integrated Annual Report 2025

GRIFOLS | General | Environment | Social | Governance | Annexes

Pollution key performance indicators

Water pollution

SUSPENDED SOLIDS DISCHARGED			
	2025	2024	2023
Total (t)	100.5	82.8	330.0
Relative to sales (t/million euros)	0.0	0.0	0.1

COD DISCHARGED			
	2025	2024	2023
Total (t)	2,629.1	2,656.1	2,415.1
Relative to sales (t/million euros)	0.3	0.4	0.4

NITROGEN DISCHARGED			
	2025	2024	2023
Total (t)	77.9	49.7	75.3
Relative to sales (t/million euros)	0.0	0.0	0.0

Air pollution

OTHER ATMOSPHERIC EMISSIONS			
Absolute value (t)	2025	2024	2023
NO_X	73.4	71.3	71.5
CO	72.7	64.8	62.7
SO_2	0.6	0.5	0.6

CO EMISSIONS INTENSITY			
t/CO/million euros	2025	2024	2023
Total	0.0	0.0	0.0

SO_2 EMISSIONS INTENSITY			
t/SO_2/million euros	2025	2024	2023
Total	0.0	0.0	0.0

NO_X EMISSIONS INTENSITY			
t/NO_X/million euros	2025	2024	2023
Total	0.0	0.0	0.0

61 Integrated Annual Report 2025

GRIFOLS | General | Environment | Social | Governance | Annexes

Water resources - ESRS E3

Grifols' activities do not have a direct impact on the blue economy or marine resources. However, water plays a crucial role throughout the entire production process of plasma-derived medicines, both in core production and auxiliary processes. Additionally, strict quality water standards are applied to ensure the sterility of Grifols' products.

Grifols classifies the use of water as a material environmental issue within its Risk Management System and sustainability framework, applying due diligence principles. Based on the results of its double materiality analysis, the company systematically identifies, assesses and manages impacts, risks and opportunities related to water extraction, consumption, discharge and efficient use across its operations.

The environmental function manages the water cycle globally, including water reuse and oversees associated impacts in line with the Corporate Sustainability Reporting Directive (CSRD) and applicable European and local regulatory frameworks. In 2025, Grifols reported to CDP Water, reinforcing transparency and traceability with respect to water as a strategic resource. The company has also reinforced the water control, monitoring and management systems at its main industrial facilities to align them with local regulatory requirements and international best practices.

Grifols has reported data on water withdrawal, consumption and discharge since 2024, in line with international recommendations. In this context, water withdrawal refers to all water extracted from surface water, groundwater or third-party sources, regardless of its use during the financial year. Water consumption refers to the portion of withdrawn water that does not return to the system, either because it is incorporated into products or processes or because it is lost through evaporation.

As a result, not all water withdrawn is consumed. Of the total volume withdrawn, a portion is consumed and the remainder is returned to the natural environment through municipal wastewater treatment plants as discharge, although its quality or characteristics may have changed. Grifols applies practices aimed at minimizing the impact on water resulting from its activities and promotes water management based on the circular economy principles.

Impacts, risks and opportunities

E3 WATER RESOURCES		
Material IROs	**Type**	**Description**
WATER		
Water use management	Positive impact, Supply chain	Intensive water use at multiple stages of the production process may contribute to the depletion of water resources, particularly in water-stressed areas. To mitigate this impact, Grifols continuously monitors water consumption, identifies efficiency opportunities and prioritizes the use of recycled or reused water over primary resources.
Risk of water scarcity and limited supply capacity	Risk	Water scarcity and declining water quality, together with stricter regulations and limited water infrastructure capacity, pose a material risk to Grifols. These factors may result in production disruptions and higher operating costs and may require significant investment to secure supply and improve the availability of potable water for consumption and industrial processes.

Positive impact · Negative impact · Risk · Supply chain

Management of impacts, risk and opportunities[56]

Material sub-topic	Policies	Actions	Metrics and Targets
Water	• Sustainability Policy • Environmental Policy • Biodiversity Policy	• Recovering clean water from production processes for reuse in auxiliary processes • Reducing water usage in reactor cleaning • Minimizing water use in treatment systems such as reverse osmosis • Lowering the frequency of washing plasma bottle containers with biodegradable soap	Under the 2023-2026 Environmental Program • Reduce water withdrawal by 85,737m³ per year* Under Agenda 2030 • Achieve a 15% reduction in water consumption and waste generated per unit of production

* The term "consumption" has been replaced by "withdrawal" in accordance with international standards.

[56] More information and details on wastewater management and discharge that may affect water quality is provided in section 2 on Pollution – ESRS E2.

62 Integrated Annual Report 2025

Water is an essential resource for Grifols Grifols is developing a specific policy to address all aspects related to water withdrawal, consumption and management.That said, the company already has several policies in place that outline the principles, guidelines and strategies applied to ensure the sustainable use of water resources. Grifols' Sustainability Policy recognizes water a critical resource due to its role in production processes and it impact on product quality. Grifols is committed to efficient water use and reducing environmental impact through initiatives such as optimizing water consumption in production plants, recycling and reusing water whenever possible, and managing water resources sustainably. Additionally, the company works to implement practices that preserve the water sources long - term, minimizing its water footprint. Grifols' Environmental Policy sets out key principles and commitments related to water management, including sustainable water use; minimizing water - related environmental impact; monitoring and controlling water usage to comply with environmental regulations; conserving aquatic ecosystems and biodiversity; and educating and training employees on the importance of sustainable practices. Grifols' Biodiversity Policy recognizes water as an essential resource to life and ecosystem balance. It includes commitments to sustainable water management; safeguarding water quality and collaborating with communities and international organizations to protect aquatic ecosystems and biodiversity. Water in the 2023 - 2026 Environmental Program Water is a core focus area in Grifols' 2023 - 2026 Environmental Program, which outlines specific targets aimed at optimizing and reducing water consumption. Grifols continually evaluates and monitors progress towards the targets outlined in its environmental programs. DEGREE OF COMPLIANCE WITH ACTIONS AT YEAR END 2025 80% Water resource targets Reduce annual water withdrawal by more than 85,000 m 3 Reduce water withdrawal for auxiliary processes. Annual reduction of more than 46,000 m 3 . Reduce water rejection from water treatment for production. Annual reduction of more than 39,000 m 3 . General Environment Social Governance Annexes 63 Integrated Annual Report 2025

GRIFOLS | General | Environment | Social | Governance | Annexes

Water withdrawal and consumption

Water withdrawal refers to all water extracted from natural sources or third party suppliers, regardless of how it is used. Water consumption refers to the portion of the withdrawn water that does not return to the environment because it evaporates, is incorporated into products or is lost in processes. Not all withdrawn water is consumed; some is returned to the system as wastewater, although its quality may have changed.

Grifols operates in geographical regions where water withdrawal must be controlled, including California (U.S.) and Catalonia and Murcia (Spain).

In 2025, 17.1 % of water withdrawals occurred in water-stressed areas. For this reason, optimizing water use is critical for Grifols, especially as the company expands its industrial activity.

Grifols does not use surface freshwater (from rivers, wetlands, etc.), brackish surface water (seawater), non-renewable groundwater or produced or infiltrated water. Instead, 91.1 % of the water used comes from public supply networks, while 8.9 % is sourced from on-site wells located at its Barcelona facilities, which supply water needs for production processes.

The company ensures sustainable management of these resources, preventing any negative impact on local water availability and fully complying with applicable environmental regulations. Water withdrawals from on-site wells are conducted in accordance with permits issued by the relevant water authority, which regulates all authorizations and water usage. Grifols monitors these withdrawals to ensure they remain within approved limits.

Grifols does not store water for purposes other than fire protection systems, located at production sites in Spain and Ireland, with a total storage capacity of 2,689 m^3.

In 2025, Grifols' water consumption totalled 0.88 M m^3, reflecting a 20.8 % decrease in absolute value compared to 2024. By business unit, Biopharma and Plasma Procurement units together accounted for 91.6 % of total consumption and accounted for this decrease[57].

In 2025, Grifols was awarded a B- rating from the Carbon Disclosure Project (CDP) Water Security, positioning it above the global average in terms of active water resource management.

73 %

of production centers have implemented water-saving measures

80 %

of withdrawn water is returned to the natural system

Withdrawal
4,509,970 m^3
+11 % vs 2024

- **23 % Spain**
- **59 % U.S.**
- **18 % RoW**

Consumption
0.9M m^3
-21 % vs 2024
30 % Spain • 58 % U.S. • 12 % RoW

Consumption in relation to revenue
117 m^3/€ million
-24 % vs 2024

Water discharges
3.6M m^3
+23 % vs 2024
22 % Spain • 59 % U.S. • 19 % RoW

WATER CONSUMPTION* BY BUSINESS UNIT

m^3	2025	2024	2023
Biopharma + Plasma Procurement	807,428	1,019,142	1,187,460
Diagnostic	12,178	40,267	30,991
Bio Supplies	0	79	2
Others	61,747	52,114	72,978
Commercial Affiliates	0	1,217	806
Total	881,353	1,112,819	1,292,238

* Water consumption has been calculated as the difference between water withdrawal and water discharge, in accordance with international standards.

[57] More details on water consumption, extraction and discharge are provided in the tables at the end of this section.

64 Integrated Annual Report 2025

Water management and the circular economy Applying circular economy principles to water management is essential to ensuring the sustainable and efficient use of water resources. To this end, Grifols works to reduce water demand through the continuous improvement of industrial processes, the deployment of new technologies and the promotion of water efficiency measures. Water management is implemented through an operational approach tailored to individual facilities and regions. This approach includes the systematic monitoring of consumption to identify opportunities for improvement and to improve water efficiency across operations. Grifols integrates water - saving measures into the design of new facilities and implements water efficiency projects in existing buildings. These measures include reducing water consumption in reactor and equipment cleaning through the installation of automated cleaning - in - place (CIP) systems, as well as reducing water use in treatment processes such as reverse osmosis. The company also promotes water reuse, including the recovery of clean water from production processes. On average, 20 % of the water used in Grifols' operations is reused in auxiliary processes, such as exterior cleaning and cooling towers, or incorporated into products. General Environment Social Governance Annexes 65 Integrated Annual Report 2025

GRIFOLS | General | Environment | Social | Governance | Annexes

Water resource management key performance indicators

WASTER WITHDRAWAL BY BUSINESS UNIT			
m^3	2025	2024	2023
Biopharma + Plasma Procurement	4,218,405	3,762,005	3,862,856
Diagnostic	66,784	83,531	68,790
Bio Supplies	4,983	8,480	12,279
Others	214,941	192,134	216,983
Commercial Affiliates	4,857	6,079	5,502
Total	4,509,970	4,052,229	4,166,411

WATER WITHDRAWAL BY COUNTRY			
m^3	2025	2024	2023
Spain	1,048,204	929,864	961,208
U.S.	2,649,306	2,429,566	2,456,863
RoW	812,460	692,799	748,340
Total	4,509,970	4,052,229	4,166,411

WATER WITHDRAWAL VALUE RELATIVE TO SALES			
m^3/million euros	2025	2024	2023
Biopharma + Plasma Procurement	124.5	165.9	180.1
Diagnostic	19.0	62.4	5.6
Bio Supplies	0.0	0.4	0.0
Others	253.9	249.1	358.7
Commercial Affiliates	NA	NA	NA
Total	117.1	154.3	196.0

WATER WITHDRAWAL VALUE RELATIVE TO PRODUCTION			
m^3/Production index*	2025	2024	2023
Biopharma + Plasma Procurement	650.3	612.4	586.0
Diagnostic	104.4	129.5	12.4
Biosupplies	32.3	39.3	76.8
Others	883.8	918.3	1,066.5
Commercial Affiliates	NA	NA	NA

* Production index: millions of euros except for Plasma Procurement & Biopharma, which reports liters of fractionated plasma.

WATER WITHDRAWAL BY SOURCE AND WATER STRESSED REGIONS

m^3	Total			By source: Groundwater			By source: Third party water			By source: Irrigation netR			Withdrawal water-stressed regions*: Absolute value			Withdrawal water-stressed regions*: %		
	2025	2024	2023	2025	2024	2023	2025	2024	2023	2025	2024	2023	2025	2024	2023	2025	2024	2023
Biopharma + Plasma Procurement	4,218,405	3,762,005	3,862,856	278,840	231,376	262,471	3,916,233	3,519,301	3,600,385	23,333	11,328	0	662,685	652,833	642,827	18%	20%	19%
Diagnostic	66,784	83,531	68,790	0	0	0	54,659	70,823	68,790	12,125	12,708	0	24,926	27,516	12,213	37%	33%	18%
Bio Supplies	4,983	8,480	12,279	0	0	0	4,983	8,480	12,279	0	0	0	1,438	875	6,726	29%	33%	55%
Others	214,941	192,134	216,983	121,157	104,235	130,386	93,784	87,899	86,597	0	0	280	80,210	68,161	75,825	37%	35%	35%
Commercial Affiliates	4,857	6,079	5,502	0	0	0	4,857	6,079	5,502	0	0	0	2,862	2,765	1,584	59%	45%	29%
Total	4,509,970	4,052,229	4,166,411	399,997	335,611	392,857	4,074,515	3,692,582	3,773,554	35,458	24,036	280	772,120	752,150	739,175	2%	2%	2%

*Areas with high and extremely high risk according to the World Resources Institute.

66 Integrated Annual Report 2025

GRIFOLS | General | **Environment** | Social | Governance | Annexes

WASTEWATER DISCHARGE BY BUSINESS UNIT			
m^3	2025	2024	2023
Biopharma + Plasma Procurement	3,410,978	2,742,863	2,675,396
Diagnostic	54,606	43,264	37,799
Bio Supplies	4,983	8,401	12,277
Others	153,194	140,020	144,005
Affiliates	4,856	4,861	4,696
Total	3,628,617	2,939,410	2,874,173

WASTEWATER DISCHARGE BY SOURCE AND STRESS AREAS

m^3	Total (public sewer system)			No internal treatment*			Biological systems prior to discharge**			Absolute value in water-stressed regions***			%		
	2025	2024	2023	2025	2024	2023	2025	2024	2023	2025	2024	2023	2025	2024	2023
Biopharma + Plasma Procurement	3,410,978	2,742,863	2,675,396	2,207,414	1,746,579	1,591,213	1,203,563	996,284	1,077,647	611,841	423,707	390,031	21	19	18
Diagnostic	54,606	43,264	37,799	54,606	43,264	37,799	0	0	0	19,498	21,315	12,209	36	50	34
Bio Supplies	4,983	8,401	12,277	4,983	8,401	12,277	0	0	0	1,438	796	6,728	29	9	55
Others	153,194	140,020	144,005	153,194	140,020	144,005	0	0	0	45,038	39,861	40,033	29	28	28
Affiliates	4,856	4,861	4,696	4,856	4,861	4,696	0	0	0	2,862	2,758	2,038	59	57	44
Total	3,628,617	2,939,410	2,874,173	2,425,054	1,943,126	1,789,990	1,203,563	996,284	1,077,647	680,676	488,436	451,039	174	163	177

* Wastewater discharged into the sewer system with subsequent treatment by municipal services.
** Internal pretreatment processes.
*** High and extremely high risk areas according to the World Resources Institute.

WATER CONSUMPTION* BY BUSINESS UNIT			
m^3	2025	2024	2023
Biopharma + Plasma Procurement	807,428	1,019,142	1,187,460
Diagnostic	12,178	40,267	30,991
Bio Supplies	0	79	2
Others	61,747	52,114	72,978
Commercial Affiliates	0	1,217	806
Total	881,353	1,112,819	1,292,238

* Water consumption calculated by excluding water discharged from water withdrawn, in accordance with international standards.

WATER CONSUMPTION* IN WATER-STRESSED AREAS		
m^3	2025	2024
Biopharma + Plasma Procurement	50,843	229,126
Diagnostic	5,428	6,201
Bio Supplies	0	79
Others	35,172	28,300
Commercial Affiliates	0	7
Total	91,444	263,714

* Water consumption was calculated by excluding water discharged from water withdrawn according to international standards.

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Use of resources and the circular economy - ESRS E5

The circular economy is at the heart of Grifols' operations, prioritizing the efficient use of resources and actively working to reduce waste. This strategy forms part of the transition toward a low-carbon economy aimed at minimizing impacts across all stages of the life cycle.

Impacts, risks and opportunities

E5 CIRCULAR ECONOMY		
Material IROs	**Type**	**Description**
RESOURCE INFLOWS, INCLUDING USE		
Pressure on natural resources	Negative impact, OO, SP	The progressive depletion of fossil resources such as coal, oil and natural gas poses challenges to the sustainability and continuity of production processes. To reduce pressure on natural resources, including water and raw materials, Grifols promotes recycling, reuse and recovery measures that support the transition to a circular economy and help mitigate these impacts.
Management of single-use material purchases and responsible purchasing	Negative impact, OO, SP	Single-use materials and hazardous reagents in the manufacture of plasma-derived products generates significant environmental impacts. Responsible purchasing policies implemented across the supply chain helps reduce this environmental footprint, promoting more sustainable practices and easing pressure on natural resources.
Dependence on plasma and other essential materials	R	Plasma is a critical raw material for Grifols, and any constraints on access represent a significant economic risk. While the company demonstrated resilience following COVID-19, socioeconomic and geopolitical factors may affect plasma availability and increase operating costs. To mitigate this risk, Grifols promotes public-private initiatives and collaborations aimed at strengthening self-sufficiency and ensuring continuity of supply.
WASTE		
Waste generation and recovery	Negative impact, OO, SP	The production of plasma-derived medicines generates significant volumes of waste, including biohazardous waste, which places pressure on waste management systems and contributes to emissions associated with treatment. To mitigate these impacts, Grifols applies process reduction and optimization measures through more sustainable practices, with the aim of reducing its environmental footprint and the risks associated with waste management.

1. More details in section 3 of the Social Chapter-Donors – ESRS S3.

Positive impact, Negative impact, R Risk, OO Own operations, SP Supply chain

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Management of impacts, risk and opportunities

Material sub-topic	Policies	Actions*	Metrics and Targets
Resource inflows, including use Waste	• Environmental Policy • Sustainability Policy	• Drive circular economy principles at all stages of the product and service lifecycle* • Prioritize the efficient use of material resources, water, and energy • Promote the use of low environmental impact materials in the design and development of production facilities and buildings • Promote the use of organic products (sorbitol and polyethylene glycol) • Continue to promote the use of non-eligible plasma through the Bio Supplies unit • Continue to explore alternatives to non-eligible plasma • Minimize and recover waste generated	Under the 2023-2026 Environmental Program: • Increase the consumption of recycled material in Diagnostic • Maintain "Zero Waste to Landfill" certification • Reduce waste generated by 1,800 tons/year Under the Agenda 2030 • Achieve a 15 % reduction in water consumption and waste generated per unit of production

* See details of actions by stage.

The circular economy in the 2023-2026 Environmental Program

The circular economy is one of the three cornerstones of Grifols' 2023-2026 Environmental Program, which outlines specific targets to optimize resources and minimize waste. These focus on reducing consumption, maximizing raw material utilization and reuse, recycling and resource regeneration whenever possible[58].

Grifols evaluates and monitors progress toward the targets set out in its environment programs: the 2023-2026 Environmental Program and Grifols 2030 Agenda.

DEGREE OF COMPLIANCE WITH ACTIONS AT YEAR END 2025	**86%**
Targets related to the circular economy	
Maintain "Zero Waste to Landfill" certification	Maintain "Zero Waste to Landfill" certification.
Reduce annual waste generation by 1,800 tons	Reduce waste generation by installing an ethanol distillation tower. Annual reduction of 1,785 metric tons.
	Reduce plastic waste generated in packaging of waste and raw materials. Annual reduction of 75 metric tons.
	Reduce cardboard waste from plasma storage and reagent packaging. Annual reduction of 5 metric tons. Reduce packaging waste from cafeteria. Annual reduction of 2 metric tons.
Increase the consumption of recycled material	Implement use of recycled cardboard in packaging materials.

[58] Access the 2023-2026 Environmental Program.

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Driving the circular economy across all stages of the product and service lifecycle

As highlighted in its Sustainability Policy, Grifols is committed to the sustainable development of the environment, promoting the rational use and optimization of natural resources, as well as improving waste recycling and recovery. To this end, the circular economy is at the foundation of Grifols' environmental management. One of the specific objectives established in the company's Environmental Policy is to foster circular economy principles across all stages of the product and service life cycle, prioritizing the efficient use of material resources, water and energy, while minimizing and recovering waste. Key actions taken by the company include:

- Rationalization of cardboard, plastic and caustic soda
- Maximizing raw material use
- Supporting local suppliers
- Route optimization

- Environmental criteria in engineering projects
- Eco-design of equipment (diagnostics and engineering)
- Environmental criteria in R&D
- Packaging and container design

- Waste recovery
- Waste-to-energy recovery
- Anaerobic digestion of waste
- Zero Waste to Landfill Initiative
- Internal wastewater treatment
- Minimization of atmospheric emissions


Raw Materials
Design
Production & Reprocessing
Distribution
Consumption use, reuse, repair
Collection
Recycling
Waste

- Water reuse systems
- Water consumption optimization
- Energy efficiency measures
- Renewable energy consumption
- Cogeneration plant
- LEED/Green Globes building certification

- Recycling of recoverable waste
- Internal reuse of ethanol in production
- Recovery of intermediate products
- New biological products marketed by Bio Supplies Business Unit

- Packaging optimization
- Use of recycled/recyclable packaging materials
- Certification of transport companies
- Optimization of routes and means of transport

- SIGRE, Integrated Drug Waste Management System
- Management of electrical and electronic equipment placed on the market

- Reuse of ethanol in production
- Intermediate products: PEG + sorbitol
- Grifols Engineering machine manuals
- Equipment manuals (diagnostics)

Applying ecodesign criteria in the development of new packaging

In 2025, Grifols continued to strengthen its circular economy model, integrating sustainability considerations into the selection of critical materials and strategic suppliers. Under this framework, the company incorporated ecodesign criteria into the development of its new packaging systems used to transport and protect Diagnostic products and solutions. These criteria were applied from the early design stages and included environmental assessments of suppliers, as well as analyses of the packaging's overall impact. Key consideration included the use of recycled materials, single-material packaging, reductions in weight and volume, transport optimization and carbon footprint.

The new packaging design reduces the carbon footprint by approximately 22 % compared with the previous solution, driven by three main improvements: the replacement of materials with lower environmental impact, the incorporation of up to 95 % recycled content and a reduction in packaging volume of 16cm, which contributes to lower logistics-related emissions. Some components achieved emission reductions of over 50 %, while others, including the outer box and internal protective elements, recorded decreases ranging from 13 % to 28 %.

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Resource inflows: raw material consumption

Main raw materials by business unit[59]

PLASMA PROCUREMENT AND BIOPHARMA **86 %** of revenue	DIAGNOSTIC **9 %** of revenue	BIO-SUPPLIES **2 %** of revenue
Plasma-derived medications	Automated analyzers and diagnostic reagents	Biological material for research and diagnostics
Main raw materials		
Plasma* Ethanol Polyethylene glycol Sorbitol Water**	Base plates (units) PP plastic cards Red blood cell reagents (liters)	A significant portion of the plasma deemed unsuitable for plasma-derived medicines is repurposed for these applications
PACKAGING: Glass - Plastic - Cardboard		

* More details in the Donors section (ESRS S3) of the Social chapter.
** More details in the Water Resources section (ESRS E3) of the Environment chapter.

Plasma is Grifols' main raw material

Plasma is the primary raw material used to produce plasma-derived medicines. It is managed through the Plasma Procurement and Biopharma business unit, oversees the production of plasma-derived medicines and accounts for over 86 % of Grifols' revenue. Plasma is sourced from qualified donors.

Ethanol, polyethylene glycol and sorbitol are primarily used in the fractionation and purification of various plasma proteins. Through plasma fractionation, Grifols is able to extract proteins with therapeutic properties for commercial use. This process involves subjecting the plasma to successive temperature, pH and ethanol concentration adjustments, each of which facilitates the precipitation of a specific protein.

In the Diagnostic Business Unit, the main raw material is the plastic used in the production of diagnostic cards (DG-Gel®), as well as the base plates to manufacture autoanalysers.

Reducing the use of plastics in production processes

Optimizing processes to minimize the use of plastic in among Grifols' core priorities, with several measures in place since 2023. These include removing the polyethylene bag previously used in each box of plasma archive samples, which every year saves roughly 20,600 bags per year, equivalent to 0.642 tons of plastic. Grifols has also modified its process for treating ethanol-based production waste to eliminate the use of plastic containers, resulting in an annual reduction of 75 tons of plastic.

Optimizing packaging by transitioning to recycled cardboard

In 2025, Grifols completed the transition to 100 % recycled cardboard for the packaging of its Diagnostic solutions, resulting in annual savings of 96 metric tons of virgin cardboard.

In addition, the Diagnostic Business Unit at the Parets del Vallès facility (Barcelona), redesigned the packaging of the DG Gel cards with more sustainable materials, including fully recycled cardboard and a varnish with a lower environmental impact.

[59] Details on the consumption main raw materials are provided in the tables at the end of this chapter.

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Resource outflows

Main final products and materials by business unit

PLASMA PROCUREMENT AND BIOPHARMA **86 %** of revenue	DIAGNOSTIC **9 %** of revenue	BIO-SUPPLIES **2 %** of revenue
Plasma-derived medications	Automated analyzers and diagnostic reagents	Biological material for research and diagnosis
Main products*		
Immunoglobulins Alpha-1 antitrypsin Albumin Coagulation factors Fibrinogen	Blood typing tests Blood and plasma virus screening tests Manual and automated analyzers	A significant portion of the plasma deemed unsuitable for plasma-derived medicines is repurposed for these applications
PACKAGING: Glass - Plastic - Cardboard		

* For more details about the plasma-derived medications marketed by Grifols, visit: www.grifols.com.

INTERMEDIATE PRODUCTS*	
Maximum reuse of plasma	Most of the plasma deemed unsuitable for fractionation is marketed through the Bio Supplies Business Unit to produce diagnostic and analytical reagents for research purposes. In 2025, more than 127,000 liters of plasma was sold, resulting in the annual reuse of 127 tons of raw materials and consequently, the same volume in waste reduction. Once all plasma proteins for therapeutic purposes marketed by the company have been obtained, the remaining paste is disposed of as waste and managed according to its composition and country: anaerobic digestion for biogas production; composting; controlled landfill for non-hazardous waste; or autoclave treatment and subsequent landfill disposal.
Management of intermediate products in Biopharma	A polyethylene glycol (PEG) and sorbitol solution is used to separate and obtain Flebogamma® DIF intravenous immunoglobulin. After use, this solution is concentrated at Grifols' Barcelona facilities and marketed to additive manufacturers for use in the cement industry. In 2025, approximately 26,966 tons of aqueous solution of polyethylene glycol and sorbitol were transformed into 14,740 tons of product that is sold as raw material for other uses.

* See value chain section for more details.

WE STRIVE TO FIND ALTERNATIVES TO REDUCE THE IMPACT OF OUR PRODUCTS THROUGHOUT THEIR LIFECYCLE

Product quality and safety are a top priority at Grifols, including their presentation in the most environmentally sustainable packaging. To this end, the company performed a study in the European market comparing glass packaging to plastic bags for 100 mL format albumin, taking into account all phases of the life cycle analysis (LCA).

The study was conducted in collaboration with Grup Carles and the UNESCO Chair of Life Cycle and Climate Change ESCI-UPF in line with the ISO 14044 standard and using Gabi LCA software. After normalizing the results, the nine most relevant impact categories were analyzed in depth, as well as the water scarcity indicator.

While widely considered more harmful to ecosystems, plastic bags were found to have a lower environmental impact than glass vials, scoring higher in all impact categories analyzed. The change in the product's packaging reduces its carbon footprint, leading to a 55% reduction in water consumption and a 23 % improvement in climate change overall.

By way of example, supplying 10,000 units of albumin (20 %) in 100 mL doses in plastic bags instead of glass vials avoids 655 kg of CO_2e emission and 355 m^3 of water consumption. This is equivalent to driving 3,930 km in a mid-range car and taking 3,500 five-minute showers.

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Waste management

45,185 t metric tons of recovered waste	54 % of the total waste generated

Grifols' waste management strategy prioritizes prevention and reduction, promoting waste recovery over landfill disposal or incineration. The company's internal procedures specify a structured waste management hierarchy: prevention, preparation for reuse, recycling, other types of recovery (including energy recovery) and disposal[60].

Grifols continues to invest in waste treatment initiatives, including recycling, anaerobic digestion, and material and energy recovery. Its industrial facilities and Biopharma and Plasma Procurement busines unit generated 38,841[61] tons of waste, reflecting a 17 % increase on the previous year due to higher production levels[62].

In 2025, 54% of Grifols' waste was not allocated for disposal. A calculated 73 % of total waste generated was non-hazardous, and 27 % hazardous.

Since 2024, U.S. donation centers have been collaborating with the waste management providers to replace single-use cardboard boxes for biohazardous waste, with reusable plastic containers.

Grifols prevents 99 % of waste from reaching landfill

Biopharma's industrial facilities in North Carolina have maintained the "Zero Waste to Landfill Gold Operations" certification for the seventh consecutive year, preventing 99 % of their waste from being sent to landfill through recycling, composting, anaerobic digestion and other energy recovery techniques. In 2025, the Clayton plant reinforced this performance by achieving a 99 % waste diversion rate and 8 % energy recovery, representing an improvement of two percentage points compared with the results validated in 2023 by the independent certification body Underwriters Laboratories (UL). This performance was achieved through collaboration with specialized service providers and the application of thermal energy recovery systems for non-recyclable waste.


Other methods
17%
Recycling
36%
46%
Disposal
Recovery
54%
Landfill
29%
Anaerobic digestion
and other treatments*
8%
Composting
10%
*Including anaerobic digestion, other energy recovery methods, and by-products

In 2025, Grifols requested several reports from the U.S. organization CHWMEG, an independent auditor for waste management service providers. Detailed information on waste disposal, recycling and reuse is provided in the tables at the end of this chapter.

Management of pharmaceutical waste

Most of Grifols' products are used in hospitals, which have their own recycling and disposal criteria established by local health authorities.

Grifols products designed for domestic use are dispensed in pharmacies or by hospital suppliers, each of which has its own procedures regarding the safe collection and disposal of self-injectable devices. Grifols participates in various drug waste management programs.

In Spain, the SIGRE program manages the collection of household medicine packaging and waste to ensure it is safely treated to protect the environment.. Since 2025, pursuant to the extension of Spanish legislation on pharmaceutical packaging and waste (Royal Decree 1055/2022), Spain has expanded the collection of pharmaceutical and medical product packaging to include all healthcare facilities, not just pharmacies. This initiative ensures that all packaging introduced into the Spanish market by Grifols is properly managed in compliance with current regulations on waste and manufacturer responsibility.

In the U.S., Grifols is a member of the Pharmaceutical Product Stewardship Work Group (PPSWG), an association that coordinates pharmaceutical manufacturers' efforts to comply with state and local requirements for the collection of medicines and sharps. The company also participates in MED-Project USA and MED-Project LLC (both managed by PPSWG), which act as stewardship organizations to implement and operate mandated take-back programs for unwanted household medicines and sharps. PPSWG operates the MyOldMeds.com website to enable patients to locate nearby sites for the disposal of unwanted, unused, or expired household medicines.
For medicines that do not reach commercialization or are returned, Grifols uses waste handlers who separate and classify medicine packaging (paper, cardboard, glass, plastics, etc.) to be recycled by specialized companies. The medicines are disposed of through an authorized waste management company using incineration methods and incineration with energy recovery.

Grifols' main products are plasma-derived medications for intravenous, intramuscular or subcutaneous administration in healthcare centers. The biological origin of plasma medications limits their impact on the environment, since waste is primarily generated from containers and packaging, most of which can be recycled. The drug package leaflets indicate the correct waste management practices for country-specific legislation.

[60] Details on waste management are provided in the tables at the end of this chapter.
[61] The figure is obtained by subtracting the total tonnes generated by the mentioned business units minus the tonnes sent for disposal by those same units. The 2024 data amounts to 33,264 t.
[62] More details on wastewater and discharges are provided in the pollution section – ESRS E2 - Integrated Annual Report 2024.

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Circular economy key performance indicators

MAIN MATERIALS CONSUMED - PLASMA PROCUREMENT + BIOPHARMA			
Absolute value (t)	2025	2024	2023
Sorbitol	1,871	1,797	1,400
Ethanol	5,946	4,813	5,158
Polyethylene glycol	2,101	1,671	2,318
Glass packaging	4,571	3,869	3,441
Total	14,489	12,150	12,317

MAIN MATERIALS CONSUMED - DIAGNOSTIC			
Absolute value (t)	2025	2024	2023
Circuit boards (units)	29,347	23,196	20,890
PP Plastic Cards	455	414	363
Glass packaging	87	69	60
Plastic reagent packaging*	788	862	0
PVC pellets, flat tubes and sheets	0	9	0

MAIN MATERIALS CONSUMED - OTHERS			
Absolute value (t)	2025	2024	2023
PP	1,088	885	1,068
Glucose	104	94	122
Sodium chloride	288	259	282
Glass packaging	140	263	350
Total	1,583	1,472	1,723

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GENERATED WASTE BY TYPE AND DISPOSAL METHOD ABSOLUTE VALUE			
t	2025	2024	2023
Total weight of waste NOT intended for disposal - Hazardous waste - Energy and by-product recovery	878	879	722
Total weight of waste NOT intended for disposal - Hazardous waste - Reused	3	19	2
Total weight of waste NOT intended for disposal - Hazardous waste - Recycled	12,720	9,268	1,317
Total weight of waste NOT intended for disposal - Non-hazardous waste - Energy and by-product recovery	5,568	5,557	6,721
Total weight of waste NOT intended for disposal - Hazardous waste - Reused	310	282	256
Total weight of waste NOT intended for disposal - Non-hazardous waste - Recycled	15,123	14,014	12,614
Total weight of waste NOT intended for disposal - Non-hazardous waste - Composted	7,582	5,387	3,847
Total weight of waste destined for disposal - Hazardous waste - Incineration (with energy recovery)	473	522	869
Total weight of waste destined for disposal - Hazardous waste - Incineration (without energy recovery)	85	37	9,390
Total weight of waste destined for disposal - Hazardous waste - Transfer to a landfill	19	0	28
Total weight of waste destined for disposal - Hazardous waste - Other disposal options	7,024	5,184	6,586
Total weight of waste destined for disposal - Non-hazardous waste - Incineration (with energy recovery)	0	0	1,280
Total weight of waste destined for disposal - Non-hazardous waste - Incineration (without energy recovery)	144	18	464
Total weight of waste destined for disposal - Non-hazardous waste - Transfer to a landfill	22,773	20,562	17,674
Total weight of waste destined for disposal - Non-hazardous waste - Other disposal options	5,367	1,062	826
Total	78,071	62,791	62,597

GENERATED WASTE BY TYPE AND DISPOSAL METHOD RELATIVE VALUE			
t/million euros	2025	2024	2023
Total weight of waste NOT intended for disposal - Hazardous waste - Energy and by-product recovery	0.1	0.1	0.1
Total weight of waste NOT intended for disposal - Hazardous waste - Reused	0.0	0.0	0.0
Total weight of waste NOT intended for disposal - Hazardous waste - Recycled	1.7	1.3	0.2
Total weight of waste NOT intended for disposal - Non-hazardous waste - Energy and by-product recovery	0.7	0.8	1.0
Total weight of waste NOT intended for disposal - Hazardous waste - Reused	0.0	0.0	0.0
Total weight of waste NOT intended for disposal - Non-hazardous waste - Recycled	2.0	1.9	1.9
Total weight of waste NOT intended for disposal - Non-hazardous waste - Composted	1.0	0.7	0.6
Total weight of waste destined for disposal - Hazardous waste - Incineration (with energy recovery)	0.1	0.1	0.1
Total weight of waste destined for disposal - Hazardous waste - Incineration (without energy recovery)	0.0	0.0	1.4
Total weight of waste destined for disposal - Hazardous waste - Transfer to a landfill	0.0	0.0	0.0
Total weight of waste destined for disposal - Hazardous waste - Other disposal options	0.9	0.7	1.0
Total weight of waste destined for disposal - Non-hazardous waste - Incineration (with energy recovery)	0.0	0.0	0.2
Total weight of waste destined for disposal - Non-hazardous waste - Incineration (without energy recovery)	0.0	0.0	0.1
Total weight of waste destined for disposal - Non-hazardous waste - Transfer to a landfill	3.0	2.9	2.7
Total weight of waste destined for disposal - Non-hazardous waste - Other disposal options	0.7	0.1	0.1
Total	10.4	8.7	9.5

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WASTE GENERATED (ABSOLUTE VALUE) BY BUSINESS UNIT			
t	2025	2024	2023
Biopharma + Plasma Procurement	73,300	58,745	59,226
Diagnostic	2,731	2,121	1,322
Bio Supplies	475	467	358
Others	1,363	1,045	1,400
Affiliates	203	413	222
TOTAL	78,071	62,791	62,527

WASTE GENERATED IN ABSOLUTE VALUE BY COUNTRY			
t	2025	2024	2023
Spain	6,796	6,014	5,760
USA	50,472	42,825	42,756
RoW	20,802	13,952	14,011
Total	78,071	62,791	62,527

TOTAL WASTE GENERATED BY HAZARDOUS CLASSIFICATION IN ABSOLUTE VALUE*			
t	2025	2024	2023
Dangerous	21,203	15,909	NA
Not dangerous	56,868	46,881	NA
Total	78,071	62,791	NA

* Reporting of waste generated by hazardousness began in 2024. No data is available for previous years.

TOTAL WASTE TREATED (ALL METHODS)			
t	2025	2024	2023
Biopharma + Plasma Procurement	73,300	58,745	59,226
Diagnostic	2,731	2,121	1,322
Bio Supplies	475	467	358
Others	1,363	1,045	1,400
Affiliates	203	413	222
Total	78,071	62,791	62,527

NON-RECYCLED WASTE			
%	2025	2024	2023
Biopharma + Plasma Procurement	47%	43%	41%
Diagnostic	29%	64%	53%
Bio Supplies	73%	75%	44%
Others	17%	14%	21%
Commercial Affiliates	27%	12%	24%
Total	45%	43%	41%

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Our people - ESRS S1 78 Impacts, risks and opportunities 78 Overview of our people 84 Quality employment 85 Social dialogue and collective bargaining 88 Occupational health, safety and well - being 90 Skills development and training 94 Inclusion and belonging: equal treatment and opportunities 99 Key performance indicators of our team 105 Plasma donors and communities - ESRS S3 125 Impacts, risks and opportunities 125 Donor overview 127 Donor and donation safety 128 Donation centers and their communities 131 Social action and community support: amplifying Grifols' positive impact 134 Patients and healthcare professionals - ESRS S4 139 Impacts, risks and opportunities 139 Patient overview 142 Driving excellence across the value chain 144 Cultivating relationships of trust founded on transparency 150 Access to treatment and diagnosis 154 Innovation at Grifols 158 Impacts, risks and opportunities 158 Overview of innovation at Grifols 160 Ethical approach to science and innovation 161 Innovation in treatments 163 Innovation in diagnostics 167 Digital innovation 168 Manufacturing innovation 168 Collaborations and research support 169 Social

GRIFOLS | General | Environment | **Social** | Governance | Annexes

Our people - ESRS S1

Grifols views its talent pool as its greatest asset. In reflection of this commitment, the company prioritizes the creation of high-quality jobs and the health, safety and well-being of its team, while working continuously to improve labor conditions and promote equal treatment and equal opportunities.

Impacts, risks and opportunities

S1 OUR PEOPLE

Material IROs	Type	Description
WORKING CONDITIONS		
Generation of quality employment	Positive impact, Own operations	The creation of high-quality jobs drives both business success and social progress. Offering stable employment, fair working conditions and opportunities for development strengthens sustainability, reduces inequality and improves community well-being.
Employee turnover and talent management	Negative impact, Risk, Own operations	Ineffective talent management, coupled with inadequate working conditions or involuntary organizational changes, can lead to job insecurity, overload, stress and burnout in the workforce, with negative effects on employee well-being and satisfaction. These impacts can also lead to higher turnover rates, loss of key talent and lower operational performance, generating additional costs, limiting strategy execution, and compromising competitiveness and business continuity.
Dialogue with union representatives	Positive impact, Own operations	Grifols guarantees respect for fundamental human rights, promoting freedom of association and collective bargaining in accordance with the principles of the Universal Declaration of Human Rights. The company maintains a fluid and constructive dialogue with trade unions, incorporating their input to improve working conditions, strengthen employee commitment and foster a greater sense of belonging within the organization.
Physical and mental health of employees	Negative impact, Risk, Own operations	Working conditions can affect the physical and mental health of employees, whether due to accident risks, occupational diseases or work-related stress. These impacts undermine employee well-being and can lead to absenteeism, loss of talent and legal risks. In turn, these situations increase operating costs and affect performance and business continuity, underlining the need to ensure safe, healthy and preventative work environments.
Ongoing employee development	Positive impact, Own operations	Grifols invests in continuous training to strengthen team capabilities, drive innovation and promote its employees' professional development. This commitment to learning contributes to higher performance, creates growth opportunities and generates value for individuals and communities.
EQUAL TREATMENT AND OPPORTUNITIES FOR ALL		
Discrimination and workplace harassment	Negative impact, Own operations	Grifols does not tolerate discrimination or workplace harassment. Situations of harassment, discrimination or lack of inclusion can negatively affect employees' physical and mental health, reduce their satisfaction and productivity and deteriorate the work environment. Accordingly, the company implements initiatives and preventive mechanisms to minimize their occurrence and promote a safe, respectful and inclusive work environment.
Equality	Negative impact, Own operations	Grifols continues to efforts to promote equality and a more equitable society, recognizing that a lack of diversity and the gender pay gap affect team satisfaction and alignment and perpetuate social imbalances.
OTHER LABOR RIGHTS		
Contribution to the eradication of forced labor	Positive impact, Own operations	Grifols complies with ILO conventions, contributing to the eradication of forced and compulsory labor, modern slavery and other work-related human rights violations, and fostering their adherence.

Positive impact · Negative impact · Risk · Own operations · Supply chain

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Management of impacts, risks and opportunities

The following policies, actions, metrics and targets enable Grifols to efficiently and effectively manage the key material IROs related to its workforce in alignment with its current reality.

Material sub-topics	Policies	Actions	Metrics and Targets
Working conditions	• Remuneration Policy • Global Training Policy • Corporate Internship Policy • Occupational Health and Safety Policy • Mental Health Policy • "Flexibility for U" Policy • Expatriation Policy	• Grifols Employer Branding Initiative • Grifols Performance System (GPS)*** • Grifols Employee Surveys • Global Action Plan 2025 • Mental Health Plan • Wellbeing Plan • Corporate Health and Safety Program • Work Flexibility Program • Occupational Safety and Health Awareness Campaigns • Management System for Subsidiaries and Internal (ISO 45001) and External (ISO 45001) Audits	• Maintain employee turnover below the industry average • Achieve 70 % overall employee engagement rate per department • Maintain annual training coverage of 90 % of the workforce • Obtain healthy workplace certification in more than 75 % of industrial facilities • Achieve certification to ISO 45001 in more than 75 % of industrial facilities • Reduce in 2030 the lost-time accident rate (LTIFR) by 16 %*
Equal treatment and opportunities for all	• Inclusion and Belonging Policy** • Board of Directors Composition Policy • Global Recruitment and Selection Policy • Harassment Prevention Policy	• Strategic Inclusion and Belonging Plan** • Equal Opportunities Plans • Grifols' Affirmative Action Plan • Grifols Women in Leadership Awards	• Increase the percentage of employees with disabilities to 3-5 % of the total workforce
Other work-related rights	• Human Rights Policy • Grifols Ethics Line Policy	• Operation and promotion of the Grifols Ethics Line as a confidential and accessible channel to report potential breaches	

* Based on 2025 data.
** New name starting in 2025.
*** More information in the Performance Measurement System section.
**** Public policies are available at www.grifols.com.

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Commitment to labor rights

Grifols is committed to respecting labor rights globally, as reflected in various policies and codes covering key aspects of working conditions and employees' fundamental rights, in alignment with principles on freedom of association, collective bargaining, the prevention of child and forced labor, and equality, among others.

This commitment is supported by the Supplier Code of Conduct, which extends obligations on respect for labor rights beyond the company's own operations to third parties, including contractors and partners, and by the Human Rights Policy, which defines the scope and promotion of labor principles among partners, distributors, agents, consultants and other third parties that represent or act on the company's behalf.

Under this operational framework, the company addresses matters such as equal pay, work–life balance and the labor implications of reorganization processes. The company guarantees full paid vacation and complies with consultation and notice periods required in cases of collective dismissals. It also maintains systems to monitor working hours and manage overtime, which is compensated through pay or equivalent time off, and ensures the effective use of paid leave as provided by law, reinforcing social protection, employee well-being and the rights of its workforce.

GRIFOLS ADHERES TO:

- Principles of the International Labour Organization (ILO), which includes social justice, human rights and the recognition of fundamental labor standards.
- The principles of equal opportunities and non-discrimination in recruitment and hiring processes.
- U.S. Department of Labor's Office of Federal Contract Compliance Programs (OFCCP), which requires proactive measures to assure equal employment opportunities and prevent discrimination based on race, gender, religion, age, sexual identity or disability, among other factors.

WE SUPPORT UN GLOBAL COMPACT

We follow UN Global Compact principles:

Principle 3. We uphold the freedom of association and the right to collective bargaining.

Principle 4. We support the elimination of all forms of forced or compulsory labor.

Principle 5. We support the eradication of child labor.

Principle 6. We uphold the elimination of discrimination regarding employment and occupation.

80 Integrated Annual Report 2025

Workforce governance The Executive Committee routinely monitors the performance and evolution of Grifols' core strategic plans regarding labor conditions, equal treatment and opportunities for all, and other labor rights, including indicators and action plans related to mental health, key findings from global and follow - up surveys (Engagement Surveys and Pulse Surveys), and the risk and impact analysis of Grifols' global workforce, among others. The Sustainability Steering Committee, of which the Human Resources Department is a member, promotes the achievement of the objectives defined in the Sustainability Master Plan and the aforementioned programs. The Chief Human Resources & Talent Officer (CHRO) serves on the Executive Committee and regularly updates the CEO on the performance of Grifols' workforce. The CHRO's responsibilities also include the approval process of the various policies, programs, and financial and human capital resources necessary to achieve company objectives. The Corporate Risk Committee, which reports to the Board of Directors, oversees the development of the risk management model and supervision of the most relevant risks, including those related to Grifols' employee base. We promote clear communication Grifols maintains active and open lines of communication with its workforce to help identify the most relevant employee impacts, risks and opportunities. Through these efforts, the company is able to continuously enhance its people management, design and implement action plans, and define objectives to boost employee commitment. Communication is also key in preventing and managing incidents, and nurturing a culture of safety, respect and responsibility. To this end, Grifols leads ongoing efforts to ensure its employees are heard and supported, including various communication channels to raise concerns, global surveys to gather employee insights, and qualitative working groups. The company also has procedures through which it responds to employee concerns, including the Grifols Ethics Line and internal communication channels. At the same time, Grifols promotes internal communication across business units, teams and workgroups by spearheading actions to foster connection and exchange. In 2025, these included internal newsletters for specific business units, as well as communities for sharing activities, proposals and events to enhance communication, collaboration, participation and a sense of belonging. BI - in - touch at Biomat is one such example. Grifols Ethics Line In addition to facilitating open lines of communication with direct supervisors, compliance personnel, legal advisors and the internal audit team, the company also operates a secure confidential communication channel, the Grifols Ethics Line, through which employees and external parties can voice concerns about potential breaches of the Grifols Code of Conduct. Governed by the Grifols Ethics Line Policy, the service is available by phone and online 24/7, guaranteeing confidentiality and investigation into all concerns. Other internal communication channels Concerns and complaints received through channels other than the Grifols Ethics Line, such as emails to corporate HR or inquiries to HR Business Partners (HRBPs), are treated confidentially and immediately forwarded to the Global Ombudsperson. Exceptions include concerns raised with the Human Resources team and the Legal Department in North America, which are addressed through country - specific reporting mechanisms. Local procedures and contact information are outlined in the Grifols Ethics Line Polic y 63,6 4 . Active listening: surveys as a lever for ongoing improvement For Grifols, staying attuned to its employees' concerns and opinions is essential to maintaining its status as a great place to work. To ensure ongoing communication and to balance in - depth assessments with more agile, periodic follow - ups, every year the company alternates comprehensive Engagement Surveys and brief Pulse Surveys, the latter designed to provide immediate insight into employee perceptions. Both surveys are relevant because when employees are engaged and motivated, they feel more connected to the company and are less likely to leave. In this regard, one of Grifols' core priorities is maintaining its employee turnover rate below the industry average. In 2025, Grifols' employee turnover rate was 11.4% 6 5 , compared with an approximate industry average of 20 % in the pharmaceutical and life sciences sector, based on market estimates and industry analysi s 6 6 . The 2024 global engagement survey, with a participation rate exceeding 85%, has become a key tool for listening to the organization a n d strategic decision - making. Survey results showed positive progress, including a four - point increase in engagement and organizational support compared to 2020, confirming a stronger connection with the company and an improved work environment. Moreover, 65 % of respondents reported positive emotional well - being. Grifols has set a target of achieving a global employee engagement rate of at least 70 % per department by 2030. General Environment Social Governance Annexes 81 Integrated Annual Report 2025 63 For more details: Grifols Ethics Line 64 For more details on communication channels: Grifols Ethics Line Policy 65 Excluding plasma donation centers. 66 https://financesonline.com/employee - turnover - statistics/

GRIFOLS
General | Environment | **Social** | Governance | Annexes

First applied in 2024, the eNPS (Employee Net Promoter Score) indicator measures the level of employee satisfaction and likelihood of recommending the company. This indicator, aligned with Grifols' Mental Health Plan, has helped analyze leadership, organizational and personal factors, as well as reinforce the company's efforts on prevention and well-being.

Based on this feedback, Grifols designed its 2025 Global Action Plan, focused on reinforcing internal communication, streamlining decision-making processes and promoting empowerment as part of the corporate values and behaviors that support its cultural evolution.

Since its launch, the plan has advanced with concrete actions across all areas assessed in the 2025 Pulse Survey, designed to provide a snapshot of workforce perceptions and measure both employee engagement and the impact of the Action Plan.

The results show positive progress, with a 4% increase in engagement and a 12-point improvement in the eNPS. Also notable is the high participation rate of 67%, with over 13,000 responses. This figure underscores the representativeness of the data and the employee pool's interest in contributing to the company's continuous improvement.

Similarly, Grifols made inroads in two of the three global areas identified in the 2024 Global Engagement Survey—Leadership and Strategy, and Communication—confirming their organizational impact. At the same time, the survey showed that additional efforts are needed in Decision-Making and Autonomy to strengthen empowerment and decision-making capacity across all levels of the organization. The company plans to conduct the full Global Engagement Survey in 2026.


2025 PULSE SURVEY: KEY FINDINGS
COMMITMENT
ENPs*
COMMUNICATION
SENIOR LEADERSHIP AND STRATEGY
68%
2
56%
67%
+4 points
+12 points
+2 points
+6 points

* Employee Net Promoter

82
Integrated Annual Report 2025

GRIFOLS | General | Environment | **Social** | Governance | Annexes

Driving a cultural evolution

Grifols is undergoing a cultural evolution in line with its new organizational phase. After a decade of growth driven primarily by acquisitions, the company faces the challenge of consolidating and returning to growth with a greater focus on organic development. For Grifols, adopting its way of working is essential to remain competitive and sustainable in this new context.

Grifols' culture is grounded on two core dimensions:

- Values: renewed while honoring and respecting the company's history: Passion for People, Responsibility, Innovation, Diversity and Excellence
- Behaviors: defined to guide daily actions and drive business success

This evolution is the result of a realistic and participatory diagnosis, including interviews with company leaders, workshops and internal surveys. A clear consensus emerged from the initiative: 95% of employees consider the definition of common behaviors as key to further developing and reinforcing a shared culture.

Four priority behaviors were consequently identified as cultural and business levers, with the implementation of training and communication plans to encourage their adoption.

Under the creative concept "The Vibe That Moves Us", Grifols invites all employees to drive this evolution from within, generating a shared energy that connects purpose, business and people.

New Global Action Plan 2025

1. Communication & Strategy

Designed to strengthen internal connection, transparency and alignment with corporate priorities through initiatives such as:

- First global town hall as a space for dialogue for the entire workforce
- New spaces for interaction, including CEO breakfast meetings, leadership visits and informal gatherings
- Strengthening internal communication and a cohesive culture

2. Decision Making & Empowerment

Aimed at promoting more agile, autonomous and efficient ways of working through:

- Streamlining approval processes and reducing decision times
- Incorporation of new cultural behaviors tied to responsibility, autonomy and intelligent collaboration
- Reinforcing key learnings stemming from errors, shared responsibility and continuous improvement

These four behaviors serve as the cultural drivers of the plan, which aims to empower employees to make decisions with confidence, work collaboratively and stay focused on what matters most. The 2025 Global Action Plan accelerates cultural transformation and turns shared principles into high-impact habits embedded throughout the organization.

GRIFOLS FOUR BEHAVIORS

Responsibility and Autonomy →	Attention to Priorities →	Intelligent Collaboration →	Continuous Improvement
We make decisions and encourage relevant contributions	We define, communicate, and dedicate resources to key priorities	We strengthen trust and coordination, building bridges between teams	We foster learning and strive for excellence to maximize our value

83 Integrated Annual Report 2025

GRIFOLS | General | Environment | **Social** | Governance | Annexes

Overview of our people

Total workforce as of year-end 2025
25,247

Permanent contracts
98 %

Age between 30-50 years
51 %

57 % women
43 % men

New hires
8,171
66 % women

Internal promotions
3,240
62 % women

We generate high-quality employment in our operations, helping drive social progress

As of December 31, 2025, Grifols' workforce[67] included 25,247 people, similar to the figure reported at the close of the 2024 financial year.
In 2025, the workforce in Spain increased by 5.8% to 4,665 employees; the U.S. workforce expanded by 5.7% to 14,310 employees; and the workforce in Germany stood at 3,957 people. In the rest of the world (RoW), the workforce increased by 6.7% to 2,315 employees.

Global workforce distribution in 2025


Germany
16 %
(3,957)
RoW
9 %
(2,315)
USA
57 %
(14,310)
Spain
18 %
(4,665)

For the third consecutive year, in 2025 Grifols was recognized as one of the world's best companies by *Times* magazine

In 2025, *Forbes* named Grifols among the world's best employers and among the world's top companies for women

[67] In this report, the term "workforce" refers to all individuals who hold an active employment contract with the company. For this reason, the 11 members of the Board of Directors, with the exception of the Chief Executive Officer (CEO), are not included in either the average workforce or the year-end workforce figures for Grifols. Consequently, the information provided differs from that presented in Note 23 of the consolidated annual accounts.

84 Integrated Annual Report 2025

Quality employment With a workforce of over 25,200 people, Grifols recognizes its central role in shaping the quality of life of its employees and their families. As an employer, the company has consistently sought to provide quality employment that contributes to social progress and improving the living standards of its talent pool. This objective aligns with one of the OECD’s goals for sustainable development. Grifols’ quality employment framework includes adequate remuneration, at or above estimated living costs; benefits and compensation that complement social protection systems and exceed the standards established in each country*; and health and wellness programs aligned with workforce needs. Together with measures that support social dialogue and work – life balance, these elements are essential to improving employee perception of the workplace, reducing turnover and attracting new talent. In 2025, Grifols' workforce grew by 1,425 employees. Meanwhile, employee turnover continued to progressively decline, from 45.1 % in 2021 to 29.29 % in 2025. Adequate compensation By the end of 2025, 100 % of Grifols’ employees had received adequate compensation in accordance with the calculation indices outlined in Directive (EU) 2022/2041 of the European Parliament and the Council for European countries, and in in the United States, in accordance with the Wages and Fair Labor Standards Act. Grifols also works to ensure that all employees receive a living wage in line with the economic context of each country. To this end, the company conducts an annual review based on cost of living indices and market salaries, periodically updating salary ranges where necessary. Remuneration system The company’s remuneration policy promotes meritocracy and equal opportunities, compensating team members for their professional performance, contribution to its sustainable growth and achievement of strategic objectives. Grifols guarantees non - discrimination on the basis of gender, age, race, religion, sexual orientation and other personal factors. The company's compensation policy aims to remunerate employees objectively and consistently with their level of responsibility and performance, although each country offers a competitive compensation package adapted to local market practices. In line with the Compensation Policy, an external competitiveness compensation analysis is carried out each year to assess the adequacy of compensation levels and ensure alignment with other companies in the sector. General Environment Social Governance Annexes 85 Integrated Annual Report 2025 COMPENSATION MODEL • A fixed salary is based on the level of responsibility of the position, the employee's professional experience and labor market practices in line with applicable regulations in each country. Salaries are established within defined salary bands for each job position and reviewed annually. • Variable compensatio n in the form of bonuses or incentives tied to the achievement of specific and measurable objectives, previously established and communicated. • A benefits packag e aligned with market trends and employee needs. Grifols offers a range of employee benefits in its countries of operation, with programs adapted to the local context. These include: health insurance, pension plans, life and/or accident insurance, travel insurance, training and transportation allowances, wellness programs, and discounts on products and services.

In 2025, the company updated its Remuneration Policy to address extraordinary actions, including project - based compensation and extraordinary bonuses, as well as its Expatriation Policy. This update process will enable a global approach for all employees, regardless of location, while accommodating local requirements. Moreover, it will provide an overarching framework grounded in consistency, equity, clarity and compliance, with the flexibility to adapt to specific circumstances, and streamline workflows by significantly reducing the number of required approvals. These policies are global in scope and establish requirements governing eligibility, payment criteria, approvals, amounts and benefits, in the case of the Expatriation Policy. Grifols is also leading a job evaluation project to define an orderly and rational hierarchy of positions across the organization based on their relative value to the company; that is, assessing the roles themselves, not the individuals who hold them. This evaluation will contribute to the definition of a fair, equitable, consistent and transparent salary structure. Social protection Employee compensation packages feature several social benefits, which in most countries, include healthcare access and income - support instruments in the case of illness; unemployment benefits which accrue from the first day of employment; workplace accidents and acquired disability; parental leave; retirement, and death and disability coverage. Social protection systems differ from country to country. In designing its supplementary benefits, Grifols takes into account each country’s standard practices, characteristics and social welfare needs. By the end of 2025, 100 % of Grifols' workforce will be covered by a social security system. In Spain, the primary social - benefits structure is public: its Social Security system supports individuals in specific circumstances including unemployment, death, retirement and illness, among others. In addition, Grifols complements and encourages employee contributions to a contribution pension plan in certain categories by matching the employee's contribution. In July 2025, Grifols reached an agreement with union workforce representatives to improve access conditions to partial retirement and early partial retirement through replacement contracts, while guaranteeing at all times the voluntary nature of participation, among other advances. This new agreement updates and replaces the framework in force since December 2019, which was applicable until December 2025. During this period, 38 opted for this framework. The U.S. model transfers the coverage of retirement plans to the private sector and personal initiative, as established by Employee Retirement Income Security Act (ERISA) standards. Grifols offers its U.S. employees the option to contribute to a 401(k) retirement plan, with a company match of up to 5 % of annual salary, depending on individual contribution levels. In 2025, the company introduced a “Super Catch - Up” option for participants aged 60 to 63, allowing additional contributions of up to USD 11,250, compared with the standard limit of USD 7,500 for employees aged 50 and older. Grifols provides private coverage for the entire workforce in the event of illness or death, which employees may extend at their own discretion. In Ireland, a public benefits system provides coverage in situations such as unemployment, death, retirement or illness. Grifols complements this system with a corporate defined contribution pension plan under which employees may make retirement contributions that are matched by the company. In 2025, Grifols increased the maximum employer contribution to the plan, reinforcing long - term retirement provision for its workforce. In Germany, in addition to coverage under the public benefits system in cases of unemployment, retirement, illness or death, the company offers a pension plan with employer contributions ranging from 3 % to 8%, which employees may increase. Starting in 2025, the plan allows contributions from the first day of employment. Under the applicable legal framework in each country and specific features of each plan, Grifols’ pension plan contributions are detailed in the tables at the end of the chapte r 6 8 . General Environment Social Governance Annexes 86 Integrated Annual Report 2025 68 For more information and details about the agreement, see " Social Dialogue " section. INCENTIVE PLANS LINKED TO FINANCIAL AND ESG METRICS Grifols has a short - term incentive plan (STIP) applicable to all employees, based on the achievement of specific, predetermined and quantifiable financial and non - financial (ESG) objectives, as well as an individual performance assessment. The plan was ratified by the Annual General Shareholders’ Meeting. * For more details on incentive plans, and their link to ESG criteria, see the Governance chapte r . 20 % ESG metrics 80 % economic metrics based on EBITDA

ATTRACTING NEW TALENT Finding qualified personnel has become increasingly challenging for companies in today's increasingly demanding and dynamic job market. The search for specialized profiles, global competition for talent, new professional expectations and the importance of an positive culture and reputation have become key factors to attracting and retaining the right people. Grifols' strategy focuses on attracting candidates who are equipped to contribute to the company's exponential growth and identify with its culture. Strengthening Grifols’ employer brand is essential to differentiation in the talent market. In this context, the Employer Branding project focuses on attracting, developing and retaining talent, enhancing brand recognition and increasing employee engagement. Thanks to progress made in recent years, Grifols was able to fill 8,364 positions 2025, representing 33.1 % of its total workforce, while reducing hiring time. Of new roles, 20.7 % were covered through internal promotions. In 2025, Grifols bolstered its talent attraction efforts by expanding its presence at universities and professional forums, participating in 65 international events with a particular focus on diverse profiles, including people with disabilities and veterans. The year also marked the launch of the Grifols Graduate Program, which incorporates young professionals through internships, enabling rotation across different departments and the development of a broad understanding of the company. The Dual Vocational Training program, in its second edition, continued to gain momentum as a solid pathway for incorporating young, specialized talent, with more than 80 % of participants subsequently joining the company. In parallel, Grifols supported specialized workshops in collaboration with the USO union to help U.S. military personnel transition into the civilian workforce. These initiatives promote Grifols’ employer positioning and its role in providing professional development opportunities. *More details in the " Capacity Building and Trainin g " section. Employee benefits and support programs • Salary compensation and benefits package • Remote working policy and options – hybrid model • Incentive plan • Wellness programs and plans • Supplementary contributions to pension plans • Family support and work - life balance Work - life balance: aligning professional and personal spheres In today's global environment, Grifols recognizes the value that workers place on trust and flexibility in managing their work time, while balancing their personal and professional life. This equilibrium is a key factor in sustaining workplace productivity, as employees who achieve a healthy work - life balance experience less stress, greater job satisfaction and higher engagement. Grifols’ “Flexibility for U” initiative, in alignment with its Flexibility Policy, also promotes trust and mutual responsibility between the company and employees. The program entails an array of actions to address the diverse employee profiles of Grifols’ workforce. In 2025, 64 % of eligible employees participated in this initiative, which includes: • Possibility of remote working for 40% - 80 % of hours per week, depending on the profile • A three - hour window to start and end the workday, applicable to employees working during core business hours • Greater availability of work - from - home opportunities • Shorter, compressed working hours on Fridays in countries where this is a common labor practice These measures complement those already in place, such as digital disconnection. General Environment Social Governance Annexes 87 Integrated Annual Report 2025

Measures to support parenting, motherhood and co - responsibility Grifols has several initiatives in place to support early childhood care, breastfeeding and work - life balance, including financial resources, infrastructure and tax benefits. Key measures include: 1. Daycare and tax support for childcare (0 - 3 years) Grifols offers specific measures to support families with children in early childhood education. Through the Flexible Compensation Plan, and in collaboration with Edenred, employees may access a network of authorized nurseries and preschools, benefiting from tax advantages that reduce the cost of the service. 2. Equipped lactation rooms in the workplace Grifols provides suitable, hygienic and private spaces for expressing and storing breast milk during the workday. These rooms, located across facilities in Germany, the United States and Spain, are equipped with ergonomic chairs, sinks, support surfaces and small refrigerators, ensuring privacy and comfort. 3. Paid family care leave Grifols applies applicable parental leave regulations across all countries in which it operates, in line with the specific legal requirements of each jurisdiction. In the United States, Grifols provides a four - week paid parental leave program for full - time employees, granted on equal terms, duration and access conditions to both primary and secondary caregivers. The program supports the care of newborn or adopted children under 18 years of age and promotes co - responsibility in family care. In addition to parental leave, the company provides paid leave for circumstances such as family hospitalization, marriage and other legally recognized or collectively agreed situations. In the event of death, the company increased paid leave in the United States from three to five days for all employees, standardizing this policy. These measures enable employees to address specific family needs without loss of income and support co - responsibility and social well - bein g 6 9 . Social dialogue and collective bargaining Grifols fosters social dialogue founded on freedom of association and the right to collective bargaining, taking into account the cultural, historical, economic and political context of each country in which it operates. In addition to promoting comprehensive communication, the company applies social dialogue frameworks adapted to the specific context of each country to address workforce needs, ensure effective representation and reinforce its corporate culture. To this end, engagement with employee legal representatives is essential, as it enables collective bargaining on cross - cutting matters to be addressed in a coordinated manner across different workplaces. In Spain, the country's labor relations framework defines two forms of employee representation: union representation and collective bargaining representation. These are exercised through union sections, works councils and employee representatives, with whom the company holds regular meetings, as well as ad hoc meetings on workforce - related matters. are held, in addition to specific meetings on matters related to the workforce. In other countries, such as France and Germany, there are labor relations boards with whom companies hold regular meetings. In Italy, business decisions that may impact collective working conditions are also discussed with trade unions. Collective bargaining Grifols supports collective bargaining and the right of association as fundamental human rights in alignment with the Universal Declaration of Human Rights. In Spain, Germany, Italy, France and Brazil, 100 % of Grifols' workforce is covered by collective bargaining agreements. Together, they represent 26.4 % of the total workforce at year - end (in 2024, 22,08% 7 0 ). In the United States, collective bargaining does not occur at the industry level; agreements are therefore negotiated within each company. In 2025, 6,656 employees ( 26.4 % of Grifols' workforce at year - end) were covered by collective agreements. General Environment Social Governance Annexes 88 Integrated Annual Report 2025 69 For details on the number of hours for maternity/paternity leave, see tables at the end of this chapter. 70 Biotest is not included. Grifols employees are covered by the collective bargaining agreements applicable in each country. The company supports social dialogue through legal representation

GRIFOLS | General | Environment | Social | Governance | Annexes

Agreement with Spanish trade unions in 2025 supporting stability and social commitment

On July 25, 2025, Grifols reached an agreement with Spanish trade unions, reinforcing its approach to quality employment, work–life balance and operational continuity. The agreement incorporates organizational, social and productivity-related measures that promote the company's competitiveness and workforce well-being. Key developments include:

- Greater production flexibility to ensure the continuous supply of medicines, including an additional week of activity in August and expanded operational capacity during the Christmas period, resulting in up to two additional weeks of operation at industrial sites
- A regulated framework for partial retirement, with expanded early retirement options and updated assistance policies and incentive programs.
- Measures to boost employability, including the creation of new job opportunities across workplaces in Spain
- Social support measures, including the extension of educational assistance for children up to 23 years of age (previously up to 18), more financial support for employees with family members with disabilities, and a review of the working time recording system

This agreement reinforces Grifols' social dialogue model and reflects a long-term vision that puts people at the center, while ensuring commitment to patients and the continuity of supply of essential treatments.

	Collective bargaining coverage inside EEA*	Social dialogue coverage inside EEA**
U.S.	NA	NA
Germany (without Biotest)	43%	96%
Spain	100%	89%
Rest of the world	12%	24%

*Collective bargaining coverage rate within the EEA for the year 2024: U.S. 0.0%; Germany (excluding Biotest): 0.0%; Spain 100%
**Social dialogue coverage rate within the EEA for the year 2024: U.S. N/A; Germany (excluding Biotest): 85.5%; Spain 89.5%

89 Integrated Annual Report 2025

Occupational health, safety and well - being For Grifols, the health, safety and well - being of its workforce are key levers to driving operational excellence and long - term value creation. These commitments are embedded in the company’s corporate values and behavior framework, and implemented through a global health and safety management system that ensures compliance with regulatory standards across all Grifols facilities. Grifols recognizes the critical importance of a resilient and committed workforce to maintaining sustainable performance. Its integrated approach is structured around the following key pillars: • Risk mitigation: proactive identification and resolution of safety risks, including near misses, minimizing exposure to operational disruptions, regulatory liabilities and potential reputational impact s 7 1 . • Operational resilience: Robust internal controls — including local self - assessments and targeted audits over a three - year cycle — ensure consistent performance and clear accountability at manufacturing facilities. • Continuous improvement: Incident investigations, risk analyses and assessments, and monitoring of performance against internal objectives drive systemic improvements and reinforce operational learning. • Employee well - being: physical, mental and emotional well - being is promoted through various programs, access to wellness services, support resources, flexible working options and support structures. • Stakeholder trust: A culture of transparency encourages employees to report safety concerns or opportunities for improvement, strengthening trust and commitment. • Third - party oversight: The company works closely with contractors and suppliers to maintain high safety standards through contractual obligations, pre - contract assessments and specific safeguards throughout the operational relationship. This comprehensive approach reflects Grifols’ commitment to responsible governance, sustainable growth and value creation for shareholders. By integrating health, safety and well - being into its strategic focus, the company strengthens its resilience and safeguards its workforce, reinforcing its position as a trusted global leader in the healthcare industry and remaining true to its purpose: people helping people. Governance framework in occupational health and safety Grifols’ Occupational Health and Safety Policy articulates the company’s commitment and serves as a guide for programs and actions across all group operations. In 2025, this framework was reinforced by expanding contractor risk management monitoring in line with ISO 45001 at facilities already certified as well as those in the process of certification in North America. The company is also promoting clearer and more effective communication of its safety programs to encourage broad and active participation from employees and other stakeholders in building a preventative culture. This approach is complemented by accident and incident reporting systems in Spain and near - miss reporting systems in the United States, which enable early detection and more accurate risk analysis. Grifols continues to make progress in reducing the impact of workplace incidents and occupational illnesses, both physical and mental, contributing to lower absenteeism, higher employee engagement and improved productivity. Each year, global health and safety objectives are defined and then adapted by each company within the group through their integrated management systems. The company has health and safety structures in all the countries in which it operates, supported by a Corporate Health and Safety Department, whose cross - functional services extend to the entire group. In Spain and Germany, where prevention committees are legally mandated, Grifols has designated health and safety officers to serve on these bodies. In 2025, a large part of the workforce in Spain was represented on a joint committee comprised by employees and managers. In Chile, Italy, France and Germany, 100 % of the staff was represented. In other subsidiaries, while formal committees are not in place, Grifols maintains regular communication and consultation mechanisms, as well as internal committees through which employees can participate or submit proposals. Each subsidiary determines the frequency of these meetings and monitors the implementation of the related plans and measures. General Environment Social Governance Annexes 90 Integrated Annual Report 2025 71 A near miss is an undesired event that could have caused harm to people, facilities or equipment, but ultimately did not occu r. Analyzing these events helps identify risks and prevent future incidents. Grifols is developing a new wellness plan for 2026 aimed at enhancing the emotional health of its workforce 65% of survey respondents of Grifols' latest health indicator reported having positive emotional health

A COMPREHENSIVE MANAGEMENT SYSTEM Management system Grifols is developing a plan to have 75 % of its global manufacturing facilities ISO 45001 - certified by 2030. Its industrial complexes in Spain and Emeryville, California (U.S.) already hold this certification. In 2025, the San Diego, California, plant also obtained certification, reinforcing the company's continued progress toward the 2030 Agenda. Grifols' international subsidiaries operate their own occupational health and safety management systems adapted to local conditions, aligned with the company’s corporate policies and standards, ensuring a consistent and preventative approach across global operations. Hazard identification and risk minimization Health and safety are fully integrated into facility design, process adaptation and equipment procurement. Grifols applies a global standard requiring workplace risk assessments and the development of action plans with measurable objectives, prioritized according to their impact to effectively minimize risks. In Ireland, the company has implemented a new HS&W (Health, Safety and Wellbeing) management system that reinforces these principles. Performance is monitored through internal and external audits, ISO 45001 compliance, incident and near - miss reports, routine inspections, behavior - based safety (BBS) observations and continuous monitoring of preventive actions and other key indicators. Risk profiles vary considerably between production facilities and plasma donation centers due to the distinct nature of their operations. Grifols therefore prioritizes systematic risk assessment and the implementation of specific corrective actions as central pillars of its preventive management strategy, ensuring that hazards are identified, mitigated and continuously monitored to protect both people and operations. Occupational health and safety training and awareness initiatives Grifols fosters a culture of prevention by integrating health, safety and well - being into all aspects of its operations through comprehensive training and awareness programs. The company offers general and specialized training to address the needs of each position and emerging situations, ensuring that health, safety and well - being (HS&W) training is precisely tailored to each individual's requirements and their respective teams. To reinforce learning, Grifols complements basic training with auxiliary programs in CPR, first aid and the use of automated external defibrillators (AEDs), and regulatory compliance modules, such as OSHA Level 10 certification. When necessary, simulation exercises are also employed to improve knowledge retention and practical application. In 2025, the company strengthened its commitment to overall workforce well - being by incorporating mental health training for both human resources managers and operational teams across multiple sites. Promoting employee health and well - being The company takes a holistic approach to well - being, promoting preventative health campaigns, physical activity programs and emotional support resources, as well as regular medical screenings and check - ups. It also offers specialized physiotherapy, nutrition and ergonomics services to enhance employee health. These initiatives are complemented by actions aimed at fostering healthy lifestyle habits and ensuring safe, sustainable work environments that meet the highest standards of protection and well - being. Management of contracted companies Grifols' global production facilities employ rigorous management of their contractor suppliers to ensure the highest safety and compliance standards. To this end, the company uses digital platforms that require all contractors to submit and maintain up - to - date occupational risk prevention plans as a prerequisite for accessing any facility and carrying out operational activities. In Spain and Ireland, production facilities use document management systems to verify, prior to the start of work, that contractors comply with applicable occupational health and safety regulations. In North America, Grifols applies the ISNetworld system, a widely recognized industry tool for contractor management and qualification, to assess contractor performance in safety, regulatory compliance and preventative maturity. In certain locations, the company supplements these mechanisms by engaging specialized external providers to certify and approve contractors based on a score derived from their safety metrics over the previous three years. This process ensures that access to facilities is limited to companies that meet Grifols’ established safety criteria. These procedures are integrated and subject to regular review through corporate Health and Safety Audits (HS Corporate Audits), ensuring consistency and continuous control of preventative performance across the supply chain. General Environment Social Governance Annexes 91 Integrated Annual Report 2025

Health and wellness plans Grifols considers total well - being a core element supporting individual performance, engagement and long - term sustainability. In 2025, it launched the Total Health Plan, embedding physical, emotional and mental well - being into its corporate strategy. This framework supports empathetic leadership, the development of psychologically safe environments and organizational resilience. The company continues to develop its Mental Health Polic y 7 2 and advance the implementation of its Total Health Plan to promote a people - first culture. Mental health, a core priority of the 2025 - 2027 Wellness Plan In 2019, the World Health Organization (WHO) estimated that 15 % of working - age adults experienced a mental disorder and highlighted the role of people's work environment in either enhancing or adversely affecting mental health. Grifols recognizes its responsibility in supporting the emotional, psychological and social well - being of its employees in their specific roles and general work environment. Mental health conditions such as depression, anxiety and stress can affect motivation, efficiency and performance, often leading to long - term absences. To this end, Grifols works to promote good mental health among its employees, helping them effectively navigate work - related demands while maintaining emotional and psychological balance. Grifols has had a Mental Health Policy in place since 2023, supported by an action plan structured around three core dimensions. In 2024, the company incorporated a new indicator into its Global Engagement Survey to assess overall workforce emotional well - being, with 65 % of respondents reporting positive emotional health. The company is developing a new wellness plan, scheduled for launch in 2026, focused on contributing to improved emotional well - being among employees. Contributing to global well - being through local initiatives Across all its operations, Grifols promotes an integrated approach to physical, mental and social well - being through initiatives tailored to local needs. In North America, these include free flu vaccination campaigns, yoga classes, massage sessions and the Montreal 5K race and GEMBA campaigns, which aim to foster healthy habits and identify areas for preventative improvement. In Spain, medical examinations were conducted by position, alongside retinography campaigns, flu vaccination, and PSA and ferritin testing, in addition to nutrition services, physiotherapy, ergonomic visits and yoga sessions. In Ireland, Grifols’ efforts to enhancing employee well - being were advanced through the attainment of the KeepWell Mark, which recognizes the strength of its occupational health, prevention and well - being programs. These initiatives are complemented by workplace health assessments and digital wellbeing tools, underscoring the company's commitment to promoting healthy work environments. PILLARS OF GRIFOLS MENTAL HEALTH PLAN Prevention • Awareness campaigns • Specialized training on the Mental Health Policy • Training in mental health tools • Embellishment of work spaces to create healthy environments • Harassment and suicide protocols • Measures to cultivate a positive work environment Detection • Mental health questionnaires • Risk assessments • Procedures for detected cases • Communication channels Performance • Monitoring of indicators • Psychological consultations • Action plans derived from detection tools General Environment Social Governance Annexes 92 Integrated Annual Report 2025 72 Access to Grifols' Mental Health Policy.

Accident rate, occupational health issues and absenteeis m 73 Grifols operates a robust global incident prevention and investigation program to increase workplace safety and reduce the risk of injuries across all its operations. The program includes thorough investigations of all lost - time accidents, near misses and commuting accidents in countries where these are regulated. Its purpose is to identify root causes, implement corrective actions and prevent recurrence by integrating necessary improvements into operational planning. The company continuously monitors leading and lagging indicators, annually evaluating its main metrics against international best practices set in 2021. This approach has enabled a positive evolution in reduced accident rates. In recent years, the Injury Frequency Rate with Disability (IFR) has progressively decreased, declining by 21 % compared to 2021 levels. The Lost Time Injury Frequency Rate (LTIFR) is calculated as the number of lost time injuries per 1 million hours worked. Grifols’ historical results show a trend of continuous improvement: 4.77 in 2021; 4.74 in 2022; 4.65 in 2023; and 4.52 in 2024, representing a cumulative reduction of 4.6%. In 2025, the classification of lost time accidents was updated to harmonize criteria between the United States and Europe. This update incorporates Restricted Work Cases into the category of accidents that do not result in lost time. As a result of this change, aimed at improving international comparability, a more homogeneous and representative indicator was obtained. Under the revised methodology, the LTIFR for 2025 stood at 2.79, compared with 3.75 under the previous methodolog y 7 4 . Grifols’ approach to safety is reflected in the absence of fatal accidents over the past five years, both among its employees and contractors. In addition, the management system in place has contributed to the absence of recorded occupational illnesses at manufacturing facilities. At Grifols, 100 % of employees are covered by the global health and safety management system, based on continuous improvement. Employees in the United States, Spain, Ireland and Germany represent approximately 94 % of the total workforce. Multiple indicators, including accident rates, are monitored at all centers and tailored to the specific risks of each activity. These risks differ significantly between production centers and plasma donation centers, requiring detailed assessments and targeted preventative measures. As part of this ongoing improvement process, the company expanded its reporting scope to include specific indicators for contractor personnel — external workers performing operational activities at Grifols facilities — covering virtually 100 % of this workforce. In 2025, no fatalities were recorded among contractors, and the lost time injury frequency rate for this group was zero, reflecting the effectiveness of the preventative controls in place. Grifols also systematically monitors absenteeism as an indicator of employee well - being, occupational health, work organization and work - life balance. In 2025, total absenteeism amounted to 1,875,927 hours in Grifols' main countries of operation (United States, Spain, Germany and Ireland), remaining at stable levels compared to 2024 (1,748,974 hours) in a context of workforce growth. Common illness remains the leading cause of absenteeism, accounting for 62.4 % of the total. Meanwhile, hours taken for maternity and paternity leave represented 21.5 % of the total. Paid leav e 7 5 also increased, reflecting greater use of work - life balance rights. Taken together, this comprehensive approach enables Grifols to strengthen its preventative culture, improve safety and health performance, and advance toward more comprehensive and transparent management aligned with the highest international standards. General Environment Social Governance Annexes 93 Integrated Annual Report 2025 73 Information on accident rates, occupational health and absenteeism are detailed in the tables included at the end of the chap te r. 74 In 2025, the LTIFR was calculated using the methodology employed in 2021 to enable comparison with 2021 data. 75 Paid leave is granted for legally or contractually justified reasons, including marriage, hospitalization, death of a family me mber, moving or public duties.Unpaid leave includes absences authorized for personal reasons not covered by labor regulations or collective agreements.

Skills development and training Grifols recognizes the critical importances of continuous development and skills training in generating quality employment and in attracting and retaining talent. The company's efforts aim to help employees adapt to an ever - evolving work environment, leading to enhanced organizational productivity and efficiency. In addition, these efforts seek to increase talent retention by offering opportunities for growth and professional development, thereby reducing employee turnover. For Grifols, investments in continuous development is key to attracting new generations, fostering innovation, generating an environment conducive to creativity, and reducing the skills gap through better alignment of labor - market supply and demand. Through global surveys and working groups, Grifols identifies the issues most relevant to its employees and designs targeted plans to strengthen skills development and training, while reinforcing employee engagement and the company’s corporate culture. The Global Action Plan 2025 is one such initiative. Professional development In 2024, the company conducted the Grifols Global Employee Survey, which served as a guide for addressing identified areas for improvement and business realities. The company also conducted a thorough analysis of the results of the Grifols Engagement Survey, also carried out in 2024. In addition to providing a global overview, this survey includes an assessment of key business areas by professional level, country, gender and age, enabling Grifols to tailor action plans to the employee groups identified. Core development programs Global Recognition Program Created to foster an environment where people are recognized and rewarded for their contributions, performance and conduct in line with corporate values. The distinction is based on three pillars: corporate values, work anniversaries and outstanding performance. Grifols has granted over 100,000 awards since its creation in July 2022, including more than 45,000 in 2025. With the aim of reinforcing Grifols’ renewed values — Passion for People, Responsibility, Innovation, Diversity and Excellence — the program was updated in 2025 to incorporate new features, including the ability to recognize multiple people at once and to designate those who contribute most as Values Ambassadors. The company also operates other recognition programs, including: The Excellence in Plasma Procurement Awards recognize the performance and commitment to excellence of this business unit. In its 2025 edition, 48 professionals from the U.S. and Germany were honored with this distinction. The Dx Excellence Awards recognize the dedication, professionalism and collaborative spirit of Diagnostic employees who go the extra mile. The 2025 edition included over 250 individual nominations and more than 180 finalists. The Lean IG: Recognition Awards, which acknowledge all the improvement proposals in safety, quality, service, productivity and the environment from the Grifols Institute. The Biopharma Industrial team has actively participated in the initiative since its 2021 inception, submitting over 1,600 proposals, many of which have already been implemented. Several recent studies confirm the benefits of structured recognition programs, including double - digit improvements in productivity and significant reductions in employee turnover. Academic research and empirical reviews specifically place these effects at approximately 10 – 20 % improvement in performance and 20 – 50 % reduction in turnover, depending on industry and organizational maturit y 7 6 . Strategy Program A global leadership initiative launched in 2024 designed specifically for senior management, including Senior Directors and Vice Presidents. This nine - month program is a vital investment in Grifols’ most experienced leaders, designed to align their capabilities with the organization’s future needs. It focuses on strengthening strategic vision, leadership agility and the ability to manage complexity and lead transformation. Each edition brings together 30 participants from regions around the world. In the first edition, participation comprised 43 % women and 56 % men. As of October 2025, 30 % of participants had experienced career mobility, including 23 % through promotions and 7 % through lateral moves. The most recent edition achieved an average satisfaction score of 9.2 out of 10. LEAP Program LEAP is Grifols' development program for emerging talent at its U.S. plasma donation centers, targeting Operations Supervisors and Quality Systems Associates. Among its objectives, it aspires to accelerate professional growth and prepare participants for future leadership roles. The program combines personal development and collaborative leadership with a mentorship system led by experienced managers, fostering a supportive culture of continuous learning. Each edition includes 40 participants (66 % women and 34 % men). As of October 2025, 59 % had experienced career mobility (22 % promotions and 37 % lateral moves).The most recent edition earned an average satisfaction rating of 9.8 out of 10. GROW Program Launched in 2024, this development program is aimed at senior technicians, specialists and emerging leaders through practical content that combines in - person sessions, group coaching, mentoring, observation periods and exposure with Grifols leaders. In the second edition, held in 2025, the number of participants was expanded to 60, solidifying the program as a game - changing experience for future leaders. The program features visits to production plants, leadership masterclasses and applied neuroscience content, providing practical skills and new perspectives on collaboration, influence and authentic leadership. General Environment Social Governance Annexes 94 Integrated Annual Report 2025 76 Sources: Saxena, P. (2025). Impact of Employee Recognition Programs on Retention and Engagement: A Review of Empirical Eviden ce . Gallup (2023). Business Outcomes of Engagement: The Results of Using the Q12 Engagement Questions to Lead Teams.

Talent Program: Leading the Future This 12 - month global program is designed to train and develop the next generation of Grifols' leaders. The third edition of this program, aimed at managers, senior managers and directors worldwide, concluded in November 2025. The program combines in - person sessions, mentoring, one - on - one coaching, observational placements and temporary rotations to strengthen the internal network and develop future Grifols leaders in line with company values. Its success relies on collaboration among business units, in - house instructors and the Human Resources team, which oversees program design and coordination. Each edition brings together 100 global participants with a balanced representation of women and men. As of October 2025, 57 % of participants had experienced career mobility (46 % promotions and 11 % lateral moves), and the most recent edition achieved an average satisfaction rating of 9.4 out of 10. According to several studie s 7 7 , internal promotion and development programs of this nature boost engagement and productivity by providing a tangible career path. In addition, promoting internal talent can reduce onboarding time by up to 50 % and reduce investment in onboarding, selection and cultural adaptation processes. Grifols' Global Talent Program is internationally recognized for its impact on professional development In 2025, Grifols was recognized with two gold medals at the Brandon Hall Excellence Awards, the most prestigious international distinctions in the learning and talent development field. Grifols' Global Talent Program received the top award in the categories of Best Unique or Innovative Learning and Development Program and Best Leadership Development Program, consolidating the company as a reference in talent management. This dual recognition highlights Grifols' commitment to talent development, employability and professional growth, as well as the role of its Human Resources department in driving innovative initiatives that promote social sustainability and talent retention. Professional support and career transition initiatives Grifols has several initiatives in place to support employees during career transitions, including retirement or changes in work environments. These initiatives contribute to responsible employment management and business sustainability by combining training, monitoring and change management support to ensure smooth transitions aligned with the company's operational evolution. Transition due to retirement or termination In Spain, replacement or outplacement services are provided in cases of collective dismissals or negotiated individual terminations, and include consulting, career guidance and personalized support. Employees may also access partial retirement arrangements, particularly in industrial roles or long - tenured positions. Outside Spain, these programs are less common and are offered only for specific profiles or in countries where permitted by local regulations. In 2025, 5 people used these services. Digital transition and adaptation to change Grifols, through its corporate structure, implements training and skills development programs related to digitalization, process automation and new work environments, including those arising from industrial change. Company initiatives supporting the digital transition include: • Technical and digital training through the Grifols Academy. • Internal upskilling and reskilling programs for roles impacted by technological or operational transformation. • Advice and support in adapting to new digital platforms and tools. • Targeted initiatives for specific corporate areas (IT, operations, quality, logistics, etc.) to facilitate integration into digital work models. These actions are aligned with formal business objectives, including increased productivity, improved operational efficiency, reduced errors and rework, optimized costs and better use of technological investments, contributing to greater organizational agility and the long - term sustainability of the company’s operating model. They apply across the Grifols workforce, including full - time, part - time and contracted personnel, to strengthen competitiveness, operational efficiency and organizational resilience. Generational transitions and future leadership In 2025, Grifols reinforced its annual succession planning for executive positions to facilitate the company’s cultural transformation and address current strategic challenges. This approach is essential to ensuring continuity of leadership and guaranteeing long - term business sustainability. Concrete steps were taken throughout the year to consolidate a robust internal talent pool for the company's most critical positions. Key requirements and potential successors were identified for various roles, including requisite profiles and skills. Based on its review of succession planning indicators, the company is developing a targeted action plan to address identified gaps and strengthen the talent pipeline. Individual development plans to support future leaders will be completed in 2026. General Environment Social Governance Annexes 95 Integrated Annual Report 2025 77 Sources: LinkedIn. Global Talent Trends Report 2020 and Workplace Learning Report 2023. Deloitte. Human Capital Trends 2019 a nd Human Capital Trends 2021.

Performance measurement system The Grifols Performance System (GPS) is the global, annual process applied by the company to all employees to ensure that managers evaluate professional performance and provide appropriate feedback to each employee, with the aim of recognizing high performance and identifying areas for improvement when necessary. The GPS primarily assesses the competencies defined in the Grifols MAP model, a competency model based on Grifols values, as well as individual potential in accordance with the Grifols potential model (aspiration + commitment + agility). The year 2025 marked a transition between current capabilities and the new behaviors that will shape Grifols’ future culture. Accordingly, the company maintained Grifols MAP (competency map based on Grifols values) as a core element of performance reviews while incorporating the new behaviors at the end of the evaluation form, with fields to record comments or observations. To ensure managers use the same criteria when assessing people's potential and performance, a calibration process is conducted before providing the evaluation to the employee. This calibration is done in conjunction with the leadership teams of each business area to ensure fairness and minimize bias (Talent Review on the Nine Box Matrix). All GPS processes are guided by a shared document between the manager and the employee, which includes current objectives, performance appraisals, professional development actions, overall performance scores and a talent review (performance + potential). Grifols management is committed to evaluating 100 % of its employee base through the GPS. In 2025, 98.32 % of employees participated in performance reviews, including 97.8 % of women and 99 % of men. Results are currently being analyzed from a gender perspective. Corporate internships Grifols partners with various educational institutions, including universities and vocational training centers, to establish internship agreements with the company. Grifols internships help students supplement their classroom knowledge by acquiring new skills and actionable insights for the future careers. As outlined in Grifols’ Internship Policy, created in 2017, students are assigned a company tutor or representative who supports them throughout their internship. Corporate internships last between 6 and 18 months. Collaboration with Dual Vocational Training to support youth employment Grifols participates in Dual Vocational Training programs to support the development of young talent. Over the past three years, nearly 50 students have received training and professional experience in operational areas including Technical, Production, Maintenance, Product Release and Quality Assurance. Their integration into operational teams supports knowledge transfer and enables the development of career opportunities from the training stage onward. More than 50 % of participants were hired at the end of their program, testifying to Grifols’ positive impact and its commitment to youth employment and the creation of social value through education and employability. General Environment Social Governance Annexes 96 Integrated Annual Report 2025 GPS IS AN ANNUAL AND GLOBAL PROCESS 1,56 2 scholarships awarded since 2017 29 9 form part of Grifols workforce 44 2 students completed internships in 2025 GPS Calibration (Talent review) GPS Self - assessment 1:1 Interview Managerial evaluation Calibration sessions Employee signature Evaluation phase Calibration phase Phase of feedback

Employee development at Grifols Employee training is a cornerstone of professional and talent development. Grifols ensures all employees have access to continuous education and learning opportunities as part of its global training and development strategy. This approach, in line with Grifols core strategic objectives and corporate values, enables the company to detect and address individual, team, business and organizational needs. The company work s to ensure that at least 90 % of its workforce receives training. All training initiatives are carefully evaluated to measure both participant satisfaction and the practical application of learned concepts in the workplace, promoting a culture of continuous learning and personal accountability. These initiatives continuously evolve in response to changing business priorities, global dynamics and emerging trends. In 2025, Grifols made digital transition programs available to all employees to help them adapt to new digital tools, processes and technologies in the workplace. Equipped with this new knowledge, Grifols employees are able to effectively leverage digital advancements, leading to enhanced efficiency and productivity, in line with the company's global digital transformation strategy. Grifols also offers on - demand learning options that allow employees to choose development resources based on their explicit needs. Training hours at Grifols 7,475,899 68 % women 31 % men 1 % undeclared Multicultural awareness Training programs on different cultures and business protocols Training in health, safety and environment 60,73 0 hours 73 % of the workforce received training in safety, health and environmental issues Workforce trained 97% • 98 % of U.S. - based employees wit h 6,857,15 7 total hours • 97 % of employees in Spain with 343,309 hours • 100 % of the workforce in Germany wit h 200,61 6 hours • 99 % of the workforce in the rest of the world with 74,818 hours +57,400 hours dedicated to improving digital skills. * For more details on training hours, see tables at the end of this chapter. General Environment Social Governance Annexes 97 Integrated Annual Report 2025 Executives - 0.04 % Directors - 0.3 % Senior management - 0.4 % Management - 1.0 % Senior professionals - 1.8 % Professionals - 10.2 % Administrative / operational - 86.2%

GRIFOLS | General | Environment | Social | Governance | Annexes

Educational programs

Leadership development

These programs are designed to strengthen core leadership competencies, including communication, emotional intelligence and conflict resolution.

Executive development benefits global organizations by improving strategic decision-making and boosting productivity through more efficient team management. At the same time, it increases talent retention by fostering positive work environments, facilitates adaptation to change during periods of transformation, and drives continuous innovation through mentorship and support initiatives.

34 training programs/sessions in 2025

355 participants in 2025

~1,878 executives developed in 5 years

EUR +564,000 allocated to programs

Educational grants

Grifols also offers employees access to learning opportunities outside the company to enhance their skills and knowledge and, in turn, increase their productivity. The program supports motivation and engagement by reinforcing employees' perception of being valued.

In parallel, the reimbursement program drives innovation by exposing employees to new ideas and insights, reinforcing Grifols' competitive positioning. The grant covers between 33 % (€5,000 maximum per year) and 50 % (€736 maximum per person and course) depending on the program modality.

488 grant awarded in 2025

EUR 775,651 allocated to educational grants

44 % of subsidies for STEM training

Grifols Academy programs[78]

Created in 2009 to promote the ongoing training of Grifols employees and other stakeholders, it integrates the Professional Development and Plasmapheresis academies, which offer educational opportunities, reinforce corporate values and foster the exchange of knowledge within the plasma industry.

The Grifols Academy Professional Development

These high-quality programs and workshops feature industry experts and a range of resources to support Grifols employees in adapting to changing business environments, with an emphasis on diversity and equal opportunities. A global online learning platform has been in place since 2024. In 2025, it was enhanced with new training initiatives and clearer communication, including the launch of a new Academy website on the corporate intranet and the regular distribution of newsletters.

The Grifols Academy Professional Development	2025	2024	2023
Participation of collaborators (The Grifols Academy – Professional Development) (Ud.)	5,502	2,686	2,399
No. of learning sessions	222	192	108
Online training hours (hours)	13,550	7,033	3,206

The Grifols Academy Plasmapheresis

This initiative includes general and specialized programs on plasma science to accelerate the professional and educational development opportunities of Grifols' U.S.-based employees, helping the company reinforce its unique value proposition.

The Grifols Academy Plasmapheresis	2025	2024	2023
Participation of collaborators (The Grifols Academy - Plasmapheresis) (Ud.)	904	9,741	6,573
On-site participants	391	302	491
Online participants	586	0	0
No. of online training hours	2,187	11,695	9,790
No. of distance-learning hours	272	0	0

* The deviation from the year 2024 is explained by a change in the calculation methodology of the KPIs for the year 2025.

[78] For more information: The Grifols Academy.

98 Integrated Annual Report 2025

GRIFOLS | General | Environment | Social | Governance | Annexes

Inclusion and belonging: equal treatment and opportunities

For Grifols, a workforce that brings together diverse perspectives, experiences and mindsets is a key driver of innovation and a strong corporate culture. This diversity enhances the exchange of ideas, supports creative problem-solving and enables effective adaptation to the needs of different markets and customers. Fostering an inclusive environment also increases employee engagement and participation.

The company continued to roll out its strategic Inclusion and Belonging (I&B) plan throughout 2025, with initiatives focused on raising awareness, attracting diverse talent and fostering internal participation. Key achievements include enhanced inclusion training, coordinated awareness-raising events in various countries and new partnerships with associations and foundations that promote the employability of diverse groups.

In parallel, employer branding and recruitment initiatives were developed to broaden access to the company for people with diverse profiles, supported by the expansion of the I&B Ambassador network in Spain. Ambassadors receive specialized training, act as internal reference points and support the integration of different profiles into teams and work dynamics, contributing to a more inclusive environment and a shared culture.

This momentum builds on the progress achieved under the first Inclusion Plan (2021–2024), which focused on gender equity, the inclusion of people with disabilities, minority representation and intergenerational and multicultural interaction.

2024-2026 Plan

In 2024, Grifols launched its second three-year Inclusion and Belonging (I&B) plan, focused on recruiting, developing and retaining high-performing employees.

As part of its commitment, the company aims to promote equal opportunities from the moment of hire, through the employee's development and until the end of their tenure. To this end, it works to forge a corporate culture founded on psychological safety and freedom where everyone feels free to be themselves.

The core pillars of the new plan are:
- Providing an inclusive and safe workplace for all Grifols employees,
- Achieving cultural competence through education and awareness-raising on equality and inclusion issues,
- Represent all Grifols' communities of operations and all organizational levels,
- Fulfill the objectives of the Grifols 2030 Agenda,

The implementation of the new plan has global support, while being adapted to the cultural context of each country by local I&B teams.

EVOLUTION OF THE DIVERSITY PLAN

	2020 (prior to the program launch)	2025
People with disabilities	3%	4%
Nationalities	88	97
Female representation in leadership positions	37%	42%

GOALS		
To provide an inclusive and safe workplace for all employees. To achieve competence in inclusion and belonging through education. To represent the community we serve at all levels of our workforce. To meet the goals set out in the 2030 Agenda.		
ANNUAL ACTION PLANS		
Year 1	**Year 2**	**Year 3**
• Senior management sponsors • Awareness campaigns • Review of HR policies/processes • I&B Ambassador Program in Spain and the U.S. • I&B community activities in the U.S.	• Learning roadmap for directors • Awareness campaigns • Review of HR policies/processes • I&B Ambassador Program in RoW • I&B community activities in Spain and RoW	• I&B community activities in Spain and RoW • Learning roadmap for employees • Awareness campaigns • Review of HR policies and processes • I&B Ambassador Program in RoW

99 Integrated Annual Report 2025

GRIFOLS | General | Environment | **Social** | Governance | Annexes

Diverse approaches drive innovation and enrich the corporate culture

REPRESENTATION BY GENDER AND COUNTRIES[79]

WORKFORCE DISTRIBUTION BY COUNTRY AND GENDER

	2025			
	Women	Men	Undeclared	Total
U.S.	8,699	5,522	89	14,310
Spain	2,187	2,478	0	4,665
Germany	2,170	1,781	6	3,957
RoW	1,318	997	0	2,315
Total	14,374	10,778	95	25,247

ETHNIC REPRESENTATION IN THE U.S. IN 2025

%	2025	
	Share in total workforce	Share in management positions
Caucasian	40%	62%
Hispanic	26%	12%
African American	21%	5%
Asian	6%	15%
Hawaiian /Other Pacific Islander	0%	0%
Native American /Native Alaskan	1%	0%
Two or more races	4%	3%
Unspecified	1%	2%

Anti-discrimination principles and actions

Grifols applies a zero-tolerance policy on discrimination and harassment, maintaining a firm commitment to ensuring an inclusive, respectful and safe work environment for all employees. This means that any form of discrimination, whether based on gender, race, sexual orientation, religion, age or disability, as well as any type of harassment, will not be permitted or tolerated. Grifols takes preventative measures and acts immediately in response to any inappropriate conduct as part of its efforts to cultivate a work environment where the dignity and human rights of all individuals are respected. In 2025, affirmative action plans resulted in 72 measures, compared to 65 in 2023 and 67 in 2022.

As part of its training plan, Grifols provides prevention-focused courses, including those integrated into the Equal Opportunities Plan and the Grifols Ethics Line complaint management course. Both programs are mandatory for all company employees.

In 2025, 29 reports of discrimination incidents were submitted through Grifols' Ethics Line out of 22,367 employees, compared to 31 incident reports out of 21,156 employees in 2024, and 55 incidents out of 21,144 employees in 2023.

The number of employment-related incidents or complaints and serious human rights-related incidents involving Grifols employees, as well as any related fines, penalties or material compensation, for the reporting period was 0.

Appropriate investigations and analyses were carried out in all cases. While none were deemed discriminatory in legal terms, the company took proactive steps to ensure a discrimination-free workplace, including training and awareness sessions and disciplinary measures, where appropriate.

As noted at the beginning of this chapter, the company has a procedure to protect employees who report instances of discrimination in the framework of the Grifols Ethics Line.

[79] For further details and additional tables on the distribution of the average and year-end workforce, see the end of this chapter.

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ZERO TOLERANCE FOR HARASSMENT Harassment is a form of discrimination. Established in 2021, Grifols Harassment Prevention Policy strives to eradicate any type of offensive verbal, physical or visual actions or behaviors directed at employees on the basis of gender, color, race, ethnicity, religion, national origin, age, disability, pregnancy, sexual orientation or gender identity or expression that could create an intimidating, offensive or hostile work environment or undermine employees’ professional performance. The policy, translated into 11 languages and adapted to local regulations, reflects Grifols’ solid commitment to three core pillars: 1. Guarantee a discrimination - free workplace 2. Treat employees fairly by fostering mutual respect 3. Cultivate a work environment accepting of individual differences The Harassment Prevention Policy lists the behaviors prohibited by the organization and describes the escalation processes in case of any violations, as well as possible disciplinary measures. The aspects outlined in the policy are reinforced through employee training. Both factors are essential for preventing, correcting and disciplining any conduct that violates the policy. +6,600 people trained in the Harassment Prevention Policy Integration of people with disabilities In 2025, 4.3 % of Grifols' workforce included employees with disabilities, with a total of 1,091 people. PEOPLE WITH DISABILITIES 2025 1,091 Grifols is committed to employing people with disabilities, and only adopts alternative measures as defined by the General Disability Law applicable to private - and public - sector organizations in Spain. In the U.S., Grifols complies with the employment provisions of the Americans with Disabilities Act (ADA), a federal law designed to prevent discrimination and provide equal opportunities for people with disabilities. As part of its Strategic Plan for Inclusion and Belonging, the company has also created taskforces in the U.S. Germany, Ireland and Spain to boost the recruitment and employee experience of people with disabilities. Notable actions carried out in 2025 include: • Implementation of a specialized work coach role to support people with disabilities as they adapt to their roles before transitioning to independent work • Increased presence in specialized forums and trade fairs, as well as collaborations with foundations, universities and partners to identify and incorporate diverse talent • Enhanced communication and adaptation of the online job platform to ensure its accessibility Grifols also promotes universal accessibility for people with disabilities. When a new employee with a disability is hired, the company takes all necessary steps to ensure their workplace and environment are fully adapted. Grifols complies with legal regulations in its new buildings and facilities, and renovations are carried out to guarantee access for people with reduced mobility wherever needed, applying accessibility principles, including the removal of architectural barriers. Opportunities, equity and remuneration Promoting equal opportunities Grifols continues to advance its roadmap for equality and equity to achieve the objectives outlined in the 2030 Agenda. To this end, the company operates across multiple fronts with gender equality as a cross - cutting thread. Among other actions, the company reviewed promotion processes to identify opportunities for improvement, ensured the use of inclusive language in its communications, made efforts to boost the visibility of women in STEM roles, and focused corporate volunteering on supporting the employability of women at risk of exclusion. In line with its commitment to equality and inclusion, Grifols expanded its STEM Women Program, now in its third edition. In 2025, the company welcomed seven female engineers in core areas such as software and engineering. Meanwhile, previous participants have remained actively involved with the program by mentoring new recruits. Grifols also strengthened its presence in initiatives aimed at promoting female talent in science and technology, including its participation in the STEM Careers Congress in Ireland, a leading tech gathering of female talent drawing over 4,000 attendees. Through these efforts, the company aspires to foster gender equality in STEM fields and provide professional development opportunities for high - potential women. In Spain, Grifols has an Equal Opportunities Plan for men and women negotiated with workers' legal representatives, extensive to all employees in Spain in accordance with local regulations. General Environment Social Governance Annexes 101 Integrated Annual Report 2025 Grifols' strategic plan for inclusion and belonging includes attracting talent with disabilities

In effect until the end of 2026, Grifols' Equal Opportunities Plan for Men and Women in Spain includes 41 concrete actions to promote gender equality in the organization, guaranteeing equal pay and opportunities in selection processes and internal promotions, and ensuring harassment - free workplaces. Grifols' plan, which is publicly available and registered with REGCON, resulted, among other outcomes, in women accounting for 62.2 % of promotions in 2025. The Commission responsible for the implementation, monitoring and evaluation of the Grifols Women and Men Equality Plan meets to verify the level of progress and compliance with its measures. In 2025, as part of the actions set out in the Equality Plan, Grifols published a Gender Violence Awareness and Prevention Guide on its intranet, covering basic concepts, principles of action and the labor rights of victims. An additional guide outlining available resources for victims, also including their labor rights, was made available to employees. In line with its efforts to promote equality, Grifols delivered gender equality training to all Recruitment Area personnel involved in selection processes, with the aim of supporting, on equal merit, the inclusion of women in traditionally male - dominated departments. The company also implemented training on inclusive and non - sexist communication for team members responsible for internal and external communications, aligned with the rollout of the company’s Inclusive Communication Manual. To reinforce compliance with applicable equality regulations in its business environment, Grifols continues to require that service providers operating at its facilities have harassment prevention protocols in place and includes equality clauses in contracts with third parties. In other geographies, Grifols applies equal opportunity principles as set out in the Global Policy on Inclusion and Belonging. WOMEN'S EMPOWERMENT INITIATIVES IN SPAIN Adherence to the Empowering Women’s Talent and Diversity Leading Company programs Since 2024, the company has formed part of the Empowering Women’s Talent and Diversity Leading Company programs in Spain, which provide exclusive access to a wide range of activities and learning opportunities for Grifols' I&B Ambassadors, a dynamic team committed to promoting equality and inclusion across the organization. Women at Grifols 57 % of employees are women 40 % of Senior Management, Director and Executive positions are held by women 62 % of all promotions were filled by women 66 % of new hires are women Women account for: • 40 % of directors (207) • 44 % senior management (320) • 49 % of management (734) • 50 % of senior professionals (1,481) • 57 % of professionals (1,929) • 60 % of administrative and production staff (9,670) General Environment Social Governance Annexes 102 Integrated Annual Report 2025

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Advancing pay parity

Grifols is firmly committed to effective equality, providing equal opportunities and equal pay regardless of gender. The gender pay gap analysis—both adjusted and unadjusted—is conducted annually to identify pay disparities between women and men and to continue making progress toward equality. To ensure transparency and rigor in this process, the company engaged the external consulting firm EY for the 2025 analysis. For Grifols, this continuous monitoring and tracking supports the promotion of equitable compensation and enables data-driven decision-making.

The Delegated Regulation (EU) 2023/2772[80] defines the gender gap as the difference between the average remuneration levels of female and male employees, expressed as a percentage of the average remuneration level of male employees.

Average remuneration was calculated using the employee's base salary, other fixed supplements and additional compensation–whether in cash or in kind–earned directly or indirectly ("supplementary or variable components").

Compensation was then divided by the number of hours worked during the year to measure pay per unit of time.

Based on the above, 2024 data is not comparable to previous years, which considered 100 % of employees' fixed salary.

Compensation information is segmented by country (Spain, United States, Ireland and Germany) and by professional category (Executives, Directors, Senior Management, Management, Senior Professionals, Professionals, Administrative/Manufacturing Operators). The analysis also includes information on how objective factors, such as job type and country of employment, can influence the gender pay gap ("adjusted pay gap").

The adjusted pay gap considered more accurate than the unadjusted pay gap since it applies econometric models that enable comparing men's and women's salaries at 100 % employment, and isolating the effects generated by socioeconomic differences (age, seniority, geographic area or educational level) or job characteristics (type of working day, type of activity or professional category).

This report analyzes the gender pay gap in Spain, the United States, Germany and Ireland, which together account for more than 90 % of the Group's workforce. According to the World Economic Forum's Global Gender Gap Report 2025, the pay gap in each of these countries is below the respective national average.

The results of the analysis by professional category highlight progress in increasing the presence of women in positions of greater responsibility as one of the main factors supporting continued progress toward equal pay.

These measures have led to an increase in the proportion of women in senior management positions in recent years. In 2025, women represented 28.21 % of the Executive category. In the Director category, female representation reached 40.35 % in 2025.

In Grifols' view, strengthening the representation of women in these professional categories will help narrow the gender pay gap.

Grifols also considers the advancement of women in STEM (Science, Technology, Engineering and Mathematics) fields a priority in promoting pay parity. The cultural dimension of these fields, which has historically resulted in higher participation by men in technical careers globally, requires balancing. Grifols is implementing initiatives to identify these positions and to put in place measures that encourage greater access for women.

In addition to advancing on a concrete action plan to address the two aforementioned factors identified, given their direct link to the wage gap, the company is also progressing improvements to its selection, salary review and promotion processes, which underpin its 2024–2026 Inclusion and Belonging Plan.

Specifically, the company works to ensure that these processes are based on individual performance evaluations, apply common and transparent criteria, and operate without gender discrimination. It also promotes flexible work arrangements that are equally available to employees of both genders and supports training and professional development initiatives that strengthen the internal pool of female talent, facilitating the integration of women into positions of responsibility.

The ratio between the total annual remuneration of the highest-paid employee and the median employee salary (excluding the highest-paid employee) stood at 47.94 times in 2025[81].

EQUAL PAY FOR SIMILAR WORK IN 2025

%	Spain	U.S.	Ireland	Germany
Country gap*	32.10	28.60	24.10	34.20
Adjusted gap**	3.82	0.68	2.10	2.44
Unadjusted gap***	16.69	23.83	12.31	18.74

* Source: Global Gender Gap Report 2025
**The adjusted gender pay gap is estimated using a multiple linear regression model that quantifies the relationship between the predictor variables (objective factors) and the dependent variable (salary). By including sex as one of the predictor variables in the model, the effect of sex on salary can be isolated, controlling for other factors such as experience, education, and working conditions. Thus, the difference in the coefficients for the sex variable in the model represents the wage gap attributable solely to sex, once other relevant factors have been taken into account.
*** For the determination of the average remuneration, the base salary, other fixed supplements and any other remuneration, in cash or in kind, that the worker has received directly or indirectly ("complementary or variable components") have been considered, in accordance with Delegated Regulation (EU) 2023/2772.

[80] Commission Delegated Regulation (EU) 2023/2772 of 31 July 2023 supplementing Directive 2013/34/EU of the European Parliament and of the Council with regard to sustainability reporting standards published on 22 December 2023 (hereinafter, "the Delegated Regulation").
[81] Details of the salary tables are available at the end of the chapter.

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EQUAL PAY FOR SIMILAR WORK IN 2025				
%	Spain	U.S.	Ireland	Germany
Average gender pay gap	16.69	23.83	12.31	18.74
Median gender pay gap	12.27	25.61	9.14	25.61
Average bonus gap	28.76	38.04	27.75	12.02
Median bonus gap	14.43	34.07	-0.16	NA
Adjusted gender pay gap	3.82	0.68	2.10	2.44
Adjusted gender bonus gap	2.40	5.11	-2.46	-0.01

Gender pay gap

The results of the wage gap analysis are presented in the table, segmented by country to provide a more detailed view of the differences found.

Grifols in Spain

The unadjusted global pay gap stands at 16.69 %, significantly below the national average of 32.10 %, reflecting Grifols' efforts to achieve pay equality.

In Spain, the adjusted wage gap represents 12.87 % of the total unadjusted wage difference, indicating that, after accounting for objective factors such as position and experience, a residual wage difference of 3.82 % remains.

When analyzed by professional category, several categories fall below this average percentage, including Administrative/Manufacturing Operators, Senior Professional, Senior Management and Directors. The Management category, meanwhile, shows a difference of less than 5 %.

In addition, the pay gap identified in the Professional category is attributable to variable supplements and bonuses linked to specific job conditions and performance.

18.48 % of people in Spain over the total workforce

46.88 % are women 3.82 % adjusted gap

Grifols in the U.S.: The unadjusted gender pay gap in 2025 stood at 23.83 %, below the national average (28.60 %). The company continues to move towards pay parity by promoting women's advancement into leadership roles.

In 2025, the adjusted gender pay gap was 0.68 %, accounting for 23.15 % of the gross gender pay gap. This indicates a clear correlation between hourly wages and the objective criteria used to determine compensation.

It is worth noting that all categories, from Administrative/Manufacturing Operators to Directors, have an adjusted gender pay gap of less than 5 %. In addition, more than 75 % of the workforce are Administrative/Manufacturing Operators, where the adjusted gender pay gap is -1.24 %, favoring women.

56.68 % people in the U.S. over the total workforce

60.79 % are women 0.68 % adjusted gap

Grifols in Ireland

The country's unadjusted gender pay gap is projected to reach 24.10 % in 2025. In Ireland, Grifols has an unadjusted gap of 12.31 % and an adjusted gap of 2.10 %.

The wage gap identified in the Senior Professional category is primarily attributable to variable bonuses (including night shifts and availability), the amounts of which may depend on both the specific conditions of the position and the individual circumstances of each employee.

In the remaining professional categories, Professional and Administrative/ Manufacturing Operators, the adjusted wage gap is below 5%.

1.85 % people in Ireland over the total workforce

46.57 % are women 2.10 % adjusted gap

Grifols in Germany

The unadjusted wage gap reaches 18.74%, well below the national average of 34.20 %[82].

After accounting for objective factors, 16.30 % of the differences are explained, resulting in an adjusted pay gap of 2.44 %. By professional category, the adjusted salary gap is below 1 % in the Senior Professional category (0.96 %), which represents 22 % of Grifols Germany's workforce.

In the remaining professional categories, the adjusted wage gap is below 5 %, with the difference favoring women in the Management and Senior Management categories. The calculation of Germany's gender pay gap for 2025 includes the company Biotest. In previous years, Biotest's pay gap calculation was reported separately.

15.67 % people in Germany over the total workforce

54.84 % are women 2.44 % adjusted gap

[82] Details about the wage gap are available in the tables at the end of the chapter.

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Key performance indicators of our team[83]

Average workforce distribution

<table>
<tr><th colspan="4">AVERAGE WORKFORCE BY COUNTRY</th></tr>
<tr><th></th><th>2025</th><th>2024</th><th>2023</th></tr>
<tr><td>U.S.</td><td>13,273</td><td>12,563</td><td>13,143</td></tr>
<tr><td>Spain</td><td>4,466</td><td>4,227</td><td>4,095</td></tr>
<tr><td>Germany</td><td>3,480</td><td>3,327</td><td rowspan="2">5,268</td></tr>
<tr><td>RoW</td><td>2,180</td><td>2,027</td></tr>
<tr><td>Total</td><td>23,399</td><td>22,144</td><td>22,506</td></tr>
</table>

AVERAGE WORKFORCE BY REGION AND TYPE OF CONTRACT

	2025			2024			2023		
	Permanent	Temporary	Total	Permanent	Temporary	Total	Permanent	Temporary	Total
U.S.	13,273	0	13,273	12,559	4	12,563	13,139	4	13,143
Europe	9,001	463	9,464	8,650	368	9,018	8,426	391	8,817
RoW	656	6	662	556	7	563	538	8	546
Total	22,929	469	23,399	21,765	379	22,144	22,103	403	22,506

AVERAGE WORKFORCE BY AGE

	2025	2024	2023
<30	6,004	5,378	5,630
30-50	12,279	11,748	11,870
>50	5,116	5,018	5,006
Total	23,399	22,144	22,506

AVERAGE WORKFORCE BY GENDER AND TYPE OF CONTRACT

	2025			2024			2023		
	Permanent	Temporary	Total	Permanent	Temporary	Total	Permanent	Temporary	Total
Women	12,852	277	13,129	12,132	234	12,365	12,520	260	12,780
Men	10,006	191	10,197	9,520	145	9,665	9,536	143	9,679
Undeclared	72	1	73	114	0	114	47	0	47
Total	22,929	469	23,399	21,765	379	22,144	22,103	403	22,506

AVERAGE WORKFORCE BY GENDER AND WORKING HOURS

	2025			2024			2023		
	Full time	Part time	Total	Full time	Part time	Total	Full time	Part time	Total
Women	12,083	1,046	13,129	11,442	923	12,365	11,728	1,052	12,780
Men	9,798	398	10,197	9,368	297	9,665	9,332	347	9,679
Undeclared	70	3	73	40	74	114	46	1	47
Total	21,951	1,447	23,399	20,850	1,294	22,144	21,106	1,400	22,506

[83] To be consider:

- In accordance with the Corporate Sustainability Reporting Directive (CSRD), which requires companies to provide country-based disclosures for social standards if they employ 50 or more people representing at least 10% of the company's total workforce, the 2024 report separates data for Germany from data for the Rest of the World (RoW). In previous years, these two categories were reported on a consolidated basis.
- Grifols and Biotest do not have any employees under non-guaranteed hours contracts.
- For Grifols, the data on employees broken down by gender for the 2024 fiscal year are divided into four categories: Women, Men, Undeclared, and Other (gender as specified by the employees themselves. For example: non-binary people). In the 2023 and 2022 fiscal years, the Undeclared and Other categories were combined into one: Non-binary and Undeclared People.
- Biotest does not have any employees who fall into the Undeclared and Other categories. For this reason, the gender tables relating to Biotest report on both Women and Men.
- Grifols' average workforce has been calculated as the average number of full-time equivalents (FTEs) over the 12 months of the year. Biotest's average workforce has been calculated as the average number of heads over the 12 months of the year.

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AVERAGE WORKFORCE BY WORKING HOURS AND AGE	2025				2024				2023			
	<30	30-50	>50	Total	<30	30-50	>50	Total	<30	30-50	>50	Total
Full time	5,649	11,570	4,733	21,951	5,061	11,140	4,649	20,850	5,273	11,159	4,674	21,106
Part time	355	709	383	1,447	317	608	369	1,294	357	712	332	1,401
Total	6,004	12,279	5,116	23,399	5,378	11,748	5,018	22,144	5,630	11,871	5,006	22,507

AVERAGE WORKFORCE BY TYPE OF CONTRACT AND AGE	2025				2024				2023			
	<30	30-50	>50	Total	<30	30-50	>50	Total	<30	30-50	>50	Total
Permanent	5,812	12,085	5,032	22,929	5,246	11,577	4,943	21,765	5,484	11,681	4,938	22,103
Temporary	192	193	84	469	132	171	75	379	146	189	68	403
Total	6,004	12,279	5,116	23,399	5,378	11,748	5,018	22,144	5,630	11,870	5,006	22,506

AVERAGE WORKFORCE BY PROFESSIONAL CATEGORY AND GENDER	2025				2024				2023			
	Women	Men	Undeclared	Total	Women	Men	Undeclared	Total	Women	Men	Undeclared	Total
Executives	28%	72%	0%	115	30%	70%	0%	127	25%	75%	0%	128
Directors	40%	60%	0%	472	39%	61%	0%	448	40%	60%	0%	479
Senior management	43%	57%	0%	681	42%	58%	0%	629	40%	60%	0%	618
Management	48%	52%	0%	1,454	48%	52%	0%	1,375	48%	52%	0%	1,411
Senior Professionals	49%	51%	0%	2,807	49%	51%	0%	2,707	49%	51%	0%	2,675
Professionals	57%	43%	0%	3,314	56%	44%	0%	3,302	57%	43%	0%	3,478
Administrative staff/ Manufacturing operators	59%	40%	0%	14,556	59%	40%	1%	13,556	61%	39%	0%	13,719
Total	56%	44%	0%	23,399	56%	44%	1%	22,144	57%	43%	0%	22,506

AVERAGE WORKFORCE BY PROFESSIONAL CATEGORY AND TYPE OF CONTRACT	2025			2024			2023		
	Permanent	Temporary	Total	Permanent	Temporary	Total	Permanent	Temporary	Total
Executives	114	2	115	124	3	127	127	1	128
Directors	469	2	472	446	2	448	475	4	479
Senior management	677	4	681	625	5	630	615	3	618
Management	1,439	15	1,454	1,363	12	1,375	1,396	16	1,412
Senior Professionals	2,768	39	2,807	2,680	27	2,707	2,616	57	2,674
Professionals	3,221	93	3,314	3,215	87	3,302	3,380	98	3,478
Administrative staff/ Manufacturing operators	14,242	314	14,556	13,314	242	13,556	13,495	224	13,719
Total	22,929	469	23,399	21,765	378	22,144	22,104	403	22,506

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AVERAGE WORKFORCE BY PROFESSIONAL CATEGORY AND WORKING HOURS

	2025			2024			2023		
	Full time	Part time	Total	Full time	Part time	Total	Full time	Part time	Total
Executives	111	4	115	122	5	127	125	3	128
Directors	454	17	472	436	12	448	463	16	479
Senior management	657	24	681	613	16	629	601	17	618
Management	1,393	61	1,454	1,326	50	1,375	1,341	70	1,411
Senior Professionals	2,617	190	2,807	2,536	171	2,707	2,479	196	2,675
Professionals	3,042	272	3,314	3,056	246	3,302	3,170	308	3,478
Administrative staff/ Manufacturing operators	13,676	880	14,556	12,762	794	13,556	12,928	791	13,719
Total	21,951	1,447	23,399	20,850	1,294	22,144	21,106	1,400	22,506

AVERAGE WORKFORCE BY PROFESSIONAL CATEGORY AND AGE

	2025				2024				2023			
	<30	30-50	>50	Total	<30	30-50	>50	Total	<30	30-50	>50	Total
Executives	0.0%	40.0%	60.0%	115	0.0%	44.2%	55.8%	127	0.0%	41.4%	58.6%	128
Directors	0.0%	46.3%	53.7%	472	0.0%	45.4%	54.6%	448	0.2%	45.8%	54.0%	479
Senior management	0.6%	53.3%	46.1%	681	0.5%	53.4%	46.1%	629	0.6%	53.8%	45.7%	618
Management	2.3%	63.9%	33.8%	1,454	2.4%	63.5%	34.1%	1,375	2.9%	63.5%	33.7%	1,410
Senior Professionals	8.5%	64.1%	27.3%	2,807	8.2%	64.3%	27.5%	2,706	9.2%	63.8%	27.0%	2,676
Professionals	15.2%	61.8%	23.0%	3,314	15.2%	62.1%	22.7%	3,302	15.5%	61.6%	22.9%	3,478
Administrative staff/ Manufacturing operators	35.9%	47.2%	16.9%	14,556	34.1%	47.9%	18.1%	13,556	35.0%	47.5%	17.5%	13,732
Total	25.7%	52.5%	21.9%	23,399	24.3%	53.1%	22.7%	22,144	25.0%	52.7%	22.2%	22,520

AVERAGE WORKFORCE BY COUNTRY AND GENDER

	2025				2024				2023			
	Women	Men	Undeclared	Total	Women	Men	Undeclared	Total	Women	Men	Undeclared	Total
U.S.	7,995	5,206	72	13,273	7,512	4,937	114	12,563	8,000	5,106	38	13,144
Spain	2,049	2,417	0	4,466	1,900	2,327	0	4,227	1,818	2,275	1	4,094
Germany	1,866	1,613	1	3,480	1,832	1,494	0	3,326	2,963	2,297	8	5,268
RoW	1,220	960	0	2,180	1,121	907	0	2,027				
Total	13,129	10,197	73	23,399	12,365	9,665	114	22,144	12,781	9,678	47	22,506

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Staff distribution at closing[84]

WORKFORCE DISTRIBUTION BY COUNTRY						
	2025	%	2024	%	2023	%
U.S.	14,310	57%	13,534	57%	13,918	59 %
Spain	4,665	18%	4,408	19%	4,181	18 %
Germany	3,957	16%	3,710	16%	2,045	9 %
RoW	2,315	9%	2,170	9%	3,597	15 %
Total	25,247	100%	23,822	100%	23,741	100 %

WORKFORCE DISTRIBUTION BY AGE			
	2025	2024	2023
<30	6,807	6,103	6,208
30-50	12,931	12,437	12,324
>50	5,509	5,282	5,209
Total	25,247	23,822	23,741

WORKFORCE DISTRIBUTION BY REGION AND TYPE OF CONTRACT									
	2025			2024			2023		
	Permanent	Temporary	Total	Permanent	Temporary	Total	Permanent	Temporary	Total
U.S.	14,310	0	14,310	13,531	3	13,534	13,914	4	13,918
Europe	9,614	611	10,225	9,166	502	9,668	8,834	445	9,279
RoW	705	7	712	614	6	620	534	10	544
Total	24,629	618	25,247	23,311	511	23,822	23,282	459	23,741
%	97.6%	2.4%	100.0%	97.9%	2.1%	100.0%	98.1%	1.9%	100.0%

WORKFORCE DISTRIBUTION BY GENDER AND TYPE OF CONTRACT									
	2025			2024			2023		
	Permanent	Temporary	Total	Permanent	Temporary	Total	Permanent	Temporary	Total
Women	14,008	366	14,374	13,237	305	13,542	13,343	297	13,640
Men	10,532	246	10,778	10,016	206	10,222	9,880	162	10,042
Undeclared	89	6	95	58	0	58	59	0	59
Total	24,629	618	25,247	23,311	511	23,822	23,282	459	23,741
%	98%	2%	100%	98%	2%	100%	98%	2%	100%

WORKFORCE DISTRIBUTION BY GENDER AND WORKING HOURS									
	2025			2024			2023		
	Full time	Part time	Total	Full time	Part time	Total	Full time	Part time	Total
Women	12,812	1,562	14,374	12,167	1,375	13,542	12,250	1,390	13,640
Men	10,220	558	10,778	9,794	428	10,222	9,629	413	10,042
Undeclared	85	10	95	54	4	58	56	3	59
Total	23,117	2,130	25,247	22,015	1,807	23,822	21,935	1,806	23,741
%	92%	8%	100%	92%	8%	100%	92%	8%	100%

[84] The workforce at closing has been calculated as the number of people on December 31 (HC).

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WORKFORCE DISTRIBUTION BY WORKING HOURS AND AGE

	2025				2024				2023			
	<30	30-50	>50	Total	<30	30-50	>50	Total	<30	30-50	>50	Total
Full time	6,160	11,978	4,979	23,117	5,536	11,622	4,857	22,015	5,622	11,503	4,810	21,935
Part time	647	953	530	2,130	567	815	425	1,807	586	821	399	1,806
Total	6,807	12,931	5,509	25,247	6,103	12,437	5,282	23,822	6,208	12,324	5,209	23,741

WORKFORCE DISTRIBUTION BY TYPE OF CONTRACT AND AGE

	2025				2024				2023			
	<30	30-50	>50	Total	<30	30-50	>50	Total	<30	30-50	>50	Total
Permanent	6,559	12,719	5,351	24,629	5,932	12,240	5,139	23,311	6,062	12,132	5,088	23,282
Temporary	248	212	158	618	171	197	143	511	146	192	121	459
Total	6,807	12,931	5,509	25,247	6,103	12,437	5,282	23,822	6,208	12,324	5,209	23,741

WORKFORCE DISTRIBUTION BY PROFESSIONAL CATEGORY AND GENDER

	2025				2024				2023			
	Women	Men	Undeclared	Total	Women	Men	Undeclared	Total	Women	Men	Undeclared	Total
Executives	28%	72%	0%	117	30%	74%	0%	121	26%	82%	0%	126
Directors	40%	60%	0%	513	37%	56%	0%	475	35%	58%	0%	477
Senior management	44%	56%	0%	722	38%	52%	0%	652	35%	51%	0%	623
Management	49%	51%	0%	1,508	45%	49%	0%	1,427	45%	48%	0%	1,410
Senior Professionals	50%	50%	0%	2,975	48%	48%	0%	2,843	46%	47%	0%	2,759
Professionals	57%	43%	0%	3,371	59%	44%	0%	3,464	55%	44%	0%	3,318
Administrative staff/ Manufacturing operators	60%	39%	1%	16,041	56%	36%	0%	14,840	58%	35%	0%	15,028
Total	57%	43%	0%	25,247	54%	40%	0%	23,822	54%	40%	0%	23,741

WORKFORCE DISTRIBUTION BY PROFESSIONAL CATEGORY AND TYPE OF CONTRACT

	2025			2024			2023		
	Permanent	Temporary	Total	Permanent	Temporary	Total	Permanent	Temporary	Total
Executives	115	2	117	116	5	121	121	5	126
Directors	510	3	513	472	3	475	474	3	477
Senior management	716	6	722	646	6	652	616	7	623
Management	1,485	23	1,508	1,406	21	1,427	1,388	22	1,410
Senior Professionals	2,920	55	2,975	2,808	35	2,843	2,695	64	2,759
Professionals	3,243	128	3,371	3,353	111	3,464	3,205	113	3,318
Administrative staff/ Manufacturing operators	15,640	401	16,041	14,510	330	14,840	14,783	245	15,028
Total	24,629	618	25,247	23,311	511	23,822	23,282	459	23,741

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GRIFOLS General Environment **Social** Governance Annexes

WORKFORCE DISTRIBUTION BY PROFESSIONAL CATEGORY AND AGE

	2025				2024				2023			
	<30	30-50	>50	Total	<30	30-50	>50	Total	<30	30-50	>50	Total
Executives	0%	35%	65%	117	0%	40%	60%	121	0%	40%	60%	126
Directors	0%	45%	55%	513	0%	44%	56%	475	0%	44%	56%	477
Senior management	1%	54%	46%	722	0%	53%	47%	652	0%	54%	46%	623
Management	2%	64%	34%	1,508	2%	64%	34%	1,427	3%	63%	35%	1,411
Senior Professionals	9%	64%	28%	2,975	8%	63%	28%	2,576	8%	64%	28%	2,538
Professionals	16%	60%	24%	3,371	13%	64%	23%	3,409	15%	63%	22%	3,327
Administrative staff/ Manufacturing operators	37%	46%	17%	16,041	36%	47%	18%	15,162	36%	47%	17%	15,241
Total	27%	51%	22%	25,247	26%	52%	22%	23,822	26%	52%	22%	23,743

WORKFORCE DISTRIBUTION BY PROFESSIONAL CATEGORY AND WORKING HOURS

	2025			2024			2023		
	Full time	Part time	Total	Full time	Part time	Total	Full time	Part time	Total
Executives	114	3	117	121	0	121	124	2	126
Directors	484	29	513	446	29	475	448	29	477
Senior management	701	21	722	637	15	652	607	16	623
Management	1,445	63	1,508	1,376	51	1,427	1,353	57	1,410
Senior Professionals	2,721	254	2,975	2,425	151	2,576	2,371	166	2,537
Professionals	3,038	333	3,371	3,102	307	3,409	3,066	261	3,327
Administrative staff/ Manufacturing operators	14,614	1,427	16,041	13,908	1,254	15,162	13,966	1,275	15,241
Total	23,117	2,130	25,247	22,015	1,807	23,822	21,935	1,806	23,741

WORKFORCE DISTRIBUTION BY COUNTRY AND GENDER

	2025				2024				2023			
	Women	Men	Undeclared	Total	Women	Men	Undeclared	Total	Women	Men	Undeclared	Total
U.S.	8,699	5,522	89	14,310	8,214	5,262	58	13,534	8,518	5,341	59	13,918
Spain	2,187	2,478	0	4,665	2,009	2,399	0	4,408	1,891	2,290	0	4,181
Germany	2,170	1,781	6	3,957	2,112	1,598	0	3,710	949	1096	0	2045
RoW	1,318	997	0	2,315	1,207	963	0	2,170	2282	1315	0	3597
Total	14,374	10,778	95	25,247	13,542	10,222	58	23,822	13,640	10,042	59	23,741

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Hiring and terminations

NEW HIRES BY GENDER

	2025				2024				2023			
	Women	Men	Undeclared	Total	Women	Men	Undeclared	Total	Women	Men	Undeclared	Total
Total number of employees	14,374	10,778	95	25,247	13,542	10,222	58	23,822	13,640	10,042	59	23,741
Joiners	5,393	2,708	70	8,171	4,189	2,290	52	6,531	4,519	2,249	49	6,817
Ratio (Joiners/ Total number of employees)	38 %	25 %	74 %	32 %	31 %	22 %	90 %	27 %	33 %	22 %	83 %	29 %

NEW HIRES BY AGE

	2025				2024				2023			
	<30	30-50	>50	Total	<30	30-50	>50	Total	<30	30-50	>50	Total
Total number of employees	6,807	12,931	5,509	25,247	6,103	12,437	5,282	23,822	6,208	12,324	5,209	23,741
Joiners	4,599	3,070	502	8,171	3,502	2,520	509	6,531	3,521	2,318	407	6,817
Ratio (Joiners/ Total number of employees)	68 %	24 %	9 %	0	57 %	20 %	10 %	27 %	57 %	19 %	8 %	29 %

NEW HIRES BY REGION

	2025		2024		2023	
	Joiners*	Ratio (Joiners/ number of employees)**	Joiners*	Ratio (Joiners/ number of employees)**	Joiners*	Ratio (Joiners/ number of employees)**
U.S.	6,160	43 %	4,736	35 %	5,168	37 %
Europe	1,809	21 %	1,648	20 %	970	16 %
RoW	202	9 %	147	7 %	108	3 %
Total	8,171	32 %	6,531	27 %	6,817	29 %

* Employees acquired on the acquisition date are not included as new hires. Subsequent staff increases are.
** HC hiring and ratio calculated on the total workforce.

EMPLOYEE TURNOVER BY GENDER

	2025				2024				2023			
	Women	Men	Undeclared	Total	Women	Men	Undeclared	Total	Women	Men	Undeclared	Total
Total number of employees	14,374	10,778	95	25,247	13,542	10,222	58	23,822	13,640	10,042	59	23,741
Leavers	5,065	2,287	42	7,394	4,626	2,178	40	6,844	6,383	2,790	34	9,207
Ratio (leavers/ number of employees)	35 %	21 %	44 %	29 %	34 %	21 %	69 %	29 %	47 %	28 %	58 %	39 %

EMPLOYEE TURNOVER BY AGE

	2025				2024				2023			
	<30	30-50	>50	Total	<30	30-50	>50	Total	<30	30-50	>50	Total
Total number of employees	6,807	12,931	5,509	25,247	6,103	12,437	5,282	23,822	5,702	10,931	4,511	20,019
Leavers	3,552	3,042	800	7,394	3,156	2,800	888	6,844	3,946	3,800	1,148	8,894
Ratio (Leavers/ number of employees)	52 %	24 %	15 %	29 %	52 %	23 %	17 %	29 %	69 %	35 %	25 %	44 %

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EMPLOYEE TURNOVER BY REGION	2025		2024		2023	
	Leavers	Ratio (Leavers/ number of employees)	Leavers	Ratio (Leavers/ number of employees)	Leavers	Ratio (Leavers/ number of employees)
U.S.	6,015	42 %	5,552	41 %	7,800	56 %
Europe	1,271	15 %	1,225	15 %	997	16 %
RoW	108	5 %	67	3 %	97	3 %
Total	7,394	29 %	6,844	29 %	8,894	37 %

LEAVERS BY PROFESSIONAL CATEGORY	2025	2024	2023
Executives	13	26	29
Directors	46	59	112
Senior Management	48	39	73
Management	127	133	246
Senior Professional	302	264	366
Professionals	501	432	629
Administrative Staff / Manufacturing operators	6,357	5,891	7,752
Total	7,394	6,844	9,207

VOLUNTARY AND NON-VOLUNTARY LEAVES	2025			2024			2023		
	Voluntary	Non-voluntary	Total	Voluntary	Non-voluntary	Total	Voluntary	Non-voluntary	Total
Executives	15 %	85 %	100 %	31 %	69 %	100 %	41 %	59 %	100 %
Directors	46 %	54 %	100 %	51 %	49 %	100 %	33 %	67 %	100 %
Senior management	48 %	52 %	100 %	52 %	48 %	100 %	36 %	64 %	100 %
Management	54 %	46 %	100 %	59 %	41 %	100 %	43 %	57 %	100 %
Senior Professionals	64 %	36 %	100 %	74 %	26 %	100 %	54 %	46 %	100 %
Professionals	50 %	50 %	100 %	63 %	37 %	100 %	55 %	45 %	100 %
Administrative Staff / Manufacturing operators	65 %	35 %	100 %	71 %	29 %	100 %	67 %	33 %	100 %
Total	63 %	37 %	100 %	70 %	30 %	100 %	64 %	36 %	100 %

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Layoffs

DISMISSALS BY COUNTRY AND GENDER

	2025				2024				2023			
	Women	Men	Undeclared	Total	Women	Men	Undeclared	Total	Women	Men	Undeclared	Total
U.S.	1,327	650	16	1,993	1,008	476	9	1,493	1,706	860	12	2,578
Spain	32	58	0	90	29	43	0	72	55	79	0	134
Germany	83	61	0	144	47	30	0	77	29	20	0	49
RoW	49	37	0	86	41	40	0	81	121	67	0	188
Total	1,491	806	16	2,313	1,125	589	9	1,723	1,911	1,026	12	2,949
%	64%	35%	1%	100%	65%	34%	1%	100%	65%	35%	0%	100%

DISMISSALS BY PROFESSIONAL CATEGORY AND COUNTRY

	2025					2024					2023				
	U.S.	Spain	Germany	RoW	Total	U.S.	Spain	Germany	RoW	Total	U.S.	Spain	Germany	RoW	Total
Executives	3	5	0	0	8	1	9	0	2	12	9	3	0	0	12
Director	8	5	4	1	18	11	2	0	3	16	57	7	0	3	67
Senior Management	11	1	0	1	13	6	0	0	2	8	16	14	3	2	35
Management	16	3	3	7	29	17	2	0	10	29	96	18	4	6	124
Senior Professional	50	9	6	7	72	27	3	6	4	40	83	24	4	16	127
Professionals	169	10	23	9	211	71	5	28	23	127	169	21	17	47	254
Administrative Staff / Manufacturing operators	1,736	57	108	61	1,962	1,360	51	43	37	1,491	2,148	47	21	114	2,330
Total	1,993	90	144	86	2,313	1,493	72	77	81	1,723	2,578	134	49	188	2,949
%	86%	4%	6%	4%	100%	87%	4%	4%	5%	100%	87%	5%	2%	6%	100%

DISMISSALS BY COUNTRY AND AGE

	2025				2024				2023			
	<30	30-50	>50	Total	<30	30-50	>50	Total	<30	30-50	>50	Total
U.S.	922	899	172	1,993	676	657	160	1,493	962	1,226	390	2,578
Spain	16	51	23	90	10	35	27	72	13	80	41	134
Germany	62	61	21	144	18	34	25	77	17	14	18	49
RoW	25	47	14	86	23	35	23	81	52	96	40	188
Total	1,025	1,058	230	2,313	727	761	235	1,723	1,044	1,416	489	2,949
%	44 %	46 %	10 %	100 %	42 %	44 %	14 %	100 %	35 %	48 %	17 %	100 %

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Absenteeism

BREAKDOWN OF ABSEENTISM BY TYPE AND COUNTRY

	2025					2024					2023				
	U.S.	Spain	Germany	RoW	Total	U.S.	Spain	Germany	RoW	Total	U.S.	Spain	Germany	RoW	Total
Illness	426,872	438,601	662,976	79,057	1,607,506	445,410	390,266	589,730	69,163	1,494,569	564,089	344,969	265,158	321,122	1,495,338
Work accident	26,784	24,485	5,100	417	56,785	21,916	24,448	7,502	264	54,130	19,955	22,970	1,855	4,774	49,554
Maternity / Paternity	167,173	114,085	223,994	88,932	594,184	116,183	98,422	195,897	83,554	494,057	58,141	101,864	104,268	190,081	454,354
Paid leave	43,106	81,992	85,814	82,692	293,604	34,730	68,942	89,482	84,528	277,682	1,821	62,124	49,479	109,792	223,216
Unpaid leave	90,771	2,593	12,216	3,625	109,204	91,188	2,873	9,792	9,289	113,141	123,032	2,725	5,477	6,281	137,515
Total	754,705	661,756	990,100	254,723	2,661,283	709,427	584,951	892,403	246,798	2,433,579	767,038	534,652	426,237	632,050	2,359,977

BREAKDOWN OF ABSENTEEISM BY TYPE AND GENDER

	2025							2024							2023						
	Women	Men	Undeclared	Total	%Women	%Men	%Undeclared	Women	Men	Undeclared	Total	%Women	%Men	%Undeclared	Women	Men	Undeclared	Total	%Women	%Men	%Undeclared
Illness	969,585	637,921	0	1,607,506	60%	40%	0%	970,156	523,414	1,000	1,494,570	65%	35%	0%	977,936	358,368	297,453	1,633,757	60%	22%	18%
Work accident	36,865	19,920	0	56,785	65%	35%	0%	32,368	21,762	0	54,130	60%	40%	0%	21,297	27,114	2,423	50,834	42%	53%	5%
Maternity / Paternity	480,093	114,091	0	594,184	81%	19%	0%	381,610	112,356	91	494,057	77%	23%	0%	202,545	79,846	182,433	464,824	44%	17%	39%
Paid leave	163,058	130,255	291	293,604	56%	44%	0%	162,648	114,974	60	277,682	59%	41%	0%	101,161	41,735	130,647	273,543	37%	15%	48%
Unpaid leave	63,576	45,628	0	109,204	58%	42%	0%	66,688	46,453	0	113,141	59%	41%	0%	83,288	51,984	5,870	141,142	59%	37%	4%
Total	1,713,177	947,815	291	2,661,283	64%	36%	0%	1,613,469	818,959	1,151	2,433,580	66%	34%	0%	1,386,227	559,047	618,826	2,564,100	54%	22%	24%

Training hours

BREAKDOWN IN TRAINING HOURS BY PROFESSIONAL CATEGORY AND GENDER

	2025					2024					2023				
	Women	Men	Undeclared	Total	Average training hours	Women	Men	Undeclared	Total	Average training hours	Women	Men	Undeclared	Total	Average training hours
Executives	1,133	3,011	0	4,145	37	524	1,880	0	2,405	23	459	1,360	0	1,819	0
Directors	9,250	12,250	0	21,500	46	6,880	9,447	0	16,327	37	5,487	9,300	10	14,797	33
Senior management	13,323	16,779	0	30,101	45	11,752	14,255	0	26,006	42	10,121	13,567	0	23,687	140
Management	30,595	34,682	26	65,303	46	28,679	30,738	0	59,417	44	30,620	36,590	0	67,210	49
Senior Professionals	63,886	65,962	139	129,987	47	56,407	64,458	43	120,908	45	62,683	65,350	131	128,164	39
Professionals	444,029	275,405	2,504	721,938	219	371,569	239,024	1,660	612,253	187	212,937	155,895	825	369,657	282
Administrative staff/Manufacturing operators	4,565,765	1,894,586	42,574	6,502,926	459	3,550,802	1,509,005	22,951	5,082,758	382	3,535,042	1,483,680	17,356	5,036,078	1,874
Total	5,127,981	2,302,676	45,243	7,475,900	326	4,026,613	1,868,807	24,654	5,920,074	272	3,857,349	1,765,740	18,322	5,641,412	259
Average training hours per headcount	368	216	520	303	NA	304	185	130	268	NA	292	181	316	245	NA
Average training hours per FET	402	228	648	326	NA	333	195	219	272	NA	313	187	480	259	NA
%	68%	31%	1%	100%	NA	68%	32%	0%	100%	NA	68%	31%	0%	100%	NA

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BREAKDOWN IN TRAINING HOURS BY COUNTRY AND GENDER*

	2025							2024						2023					
	Women	Men	Undeclared	Total	Employees that receives training	Training days per employee	% de Employees that receives training	Women	Men	Undeclared	Total	Training days per employee	% de Employees that receives training	Women	Men	Undeclared	Total	Training days per employee	% de Employees that receives training
U.S.	4,805,924	2,005,989	45,243	6,857,157	19,766	43	98%	3,712,037	1,586,542	24,653	5,323,232	5,323,232	97%	3,481,344	1,462,761	18,322	4,962,427	1,462,761	94%
Spain	163,359	179,950	0	343,309	4,836	9	97%	156,362	180,140	0	336,502	336,502	96%	132,220	171,070	0	303,290	171,070	97%
Germany	123,013	77,603	0	200,616	3,901	6	100%	124,927	66,613	0	191,540	149,308	99%	20,626	29,701	0	50,327	29,701	0%
RoW	35,685	39,133	0	74,818	2,149	4	99%	33,288	35,511	0	68,799	58,662	91%	223,158	102,206	0	325,364	100,109	92%
Total	5,127,981	2,302,676	45,243	7,475,900	30,652	30	98%	4,026,614	1,868,806	24,653	5,920,074	5,867,704	96%	3,857,348	1,765,738	18,322	5,641,408	1,763,641	92%

* In the years 2024 and 2023, Biotest does not have data on training days per employee and the percentage of employees who have received training.

BREAKDOWN IN TRAINING HOURS IN HEALTH&SAFETY AND ENVIRONMENT

	2025	2024	2023
Training hours in health, safety and environment	60,730	54,674	102,517

Performance evaluations[85]

PERCENTAGE OF EMPLOYEES RECEIVING REGULAR PERFORMANCE & CAREER DEVELOPMENT REVIEWS

	2025	2024	2023
Executives	100 %	100 %	89 %
Directors	100 %	100 %	99 %
Senior management	100 %	99 %	99 %
Management	99 %	100 %	100 %
Senior Professionals	99 %	100 %	100 %
Professionals	99 %	100 %	100 %
Administrative staff/Manufacturing operators	98 %	100 %	99 %
Total	98 %	100 %	99 %

PERCENTAGE OF EMPLOYEES RECEIVING REGULAR PERFORMANCE AND CAREER DEVELOPMENT REVIEWS BY GENDER

	2025	2024	2023
Women	98 %	100 %	99 %
Men	99 %	100 %	99 %
Undeclared	100 %	100 %	0 %
Total	98 %	100 %	99 %

[85] In the performance evaluation percentages, only data relating to Grifols has been reported.

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Parental Permission[86]

PARENTAL LEAVE AND RETURN TO WORK

	2025				2024				2023			
	Women	Men	Undeclared	Total	Women	Men	Undeclared	Total	Women	Men	Undeclared	Total
Nº employees that were entitled to parental leave	100 %	100 %	100 %	100 %	100 %	100 %	100 %	100 %	100 %	100 %	100 %	100 %
Nº employees that took parental leave	715	403	0	1,118	592	359	1	952	455	281	0	736
Nº employees that returned to work in the reporting period after parental leave ended	415	283	0	698	366	278	0	644	291	206	0	497
Return to work rate	58 %	70 %	0 %	62 %	62 %	77 %	0 %	68 %	64 %	73 %	0 %	68 %
Total number of employees that returned to work after parental leave ended that were still employed 12 months after their return to work	300	239	0	539	217	176	1	394	286	224	0	510
Retention rate	82 %	86 %	0 %	84 %	75 %	85 %	0 %	79 %	62 %	91 %	0 %	72 %

Contributions to pension systems

CONTRIBUTION TO LONG-TERM SAVING SYSTEMS

Thousand euros	2025				2024				2023			
	Women	Men	Undeclared	Total	Women	Men	Undeclared	Total	Women	Men	Undeclared	Total
Spain	639	756	0	1,394	560	699	0	1,259	473	606	0	5,999
U.S.	14,331	14,684	3,047	32,062	13,945	14,193	2,898	31,036	14,503	15,628	0	30,130
Germany	447,294	318,993	0	766,288	2,148	3,137	0	5,285	0	0	0	0
RoW	458,694	699,701	10,126	1,168,521	281	412	0	693	563	524	0	1,087
Total	920,957	1,034,134	13,173	1,968,265	16,934	18,441	2,898	38,274	15,539	16,757	0	37,216
%	47 %	53 %	1 %	100 %	44 %	48 %	8 %	100 %	42 %	45 %	0 %	100 %

* Data not broken down for Germany 2023 due to confidentiality and personal data protection.

[86] Work is underway to report information related to leave for family reasons

116 Integrated Annual Report 2025

Accident rate ACCIDENT RATE U.S. 2025 2024 2023 Women Men Women Men Women Men Total number of work accidents with leave (LTI) without leave (NLTI) and first aid (FA) 846 348 702 353 793 364 Total number of work accidents with leave (LTI) 42 20 51 26 48 30 Hours worked 14,995,623 10,069,698 13,950,784 9,536,219 14,720,459 9,973,427 Accident Frequency Index 3 2 4 3 3 3 Severity Index 0 0 0 0 0 0 Number of fatalities as a result of work - related injuries and work - related ill health 0 0 0 0 0 0 Number of days lost to work - related injuries and fatalities from workrelated accidents, work - related ill health and fatalities from ill health 1,338 670 719 241 0 0 Number of cases of recordable work - related ill health 1 1 0 0 0 0 Number of work accidents (contractors) 0 2 0 1 2 3 Total number of work accidents with leave (LTI) (contractors) 0 0 NA NA NA NA Accident Frequency Index (contractors) 0 0 NA NA NA NA The following clarifications apply to all tables in the ‘Accident Rate’ section: • Total number of work accidents with sick leave (LTI), without sick leave (NLTI) and first aid (FA): Sum of the total number o f accidents with sick leave (non itinere), without sick leave and first aid • Total number of work accidents with sick leave (LTI): total number of accidents with sick leave (non itinere). • Frequency rate: This formula shows the number of work - related injuries that occur per million hours worked: (total number of w ork - related accidents with sick leave * 1,000,000) / Total hours worked • Severity index: This formula calculates the average number of days lost for every 1,000 hours worked: (Number of days not wor k ed due to work accident with sick leave*1,000)/total hours worked • Number of days lost due to work - related injuries and fatalities from work - related accidents, work - related illnesses and fatali ties from work - related illnesses: Lost days are counted as the difference between the calendar days (without deducting holidays or vacations from the calculation) between the date of discharge and the date o f d ischarge. • A comparison of contractor work - related accidents, and therefore the contractor accident frequency rate, is not included becau se this data was not available for previous years ACCIDENT RATE SPAIN 2025 2024 2023 Women Men Women Men Women Men Total number of work accidents with leave (LTI) without leave (NLTI) and first aid (FA) 58 81 105 118 108 116 Total number of work accidents with leave (LTI) 8 16 33 36 29 40 Hours worked 3,342,504 3,956,233 3,106,277 3,835,455 3,008,221 3,752,636 Accident Frequency Index 2 4 11 9 10 11 Severity Index 0 0 0 0 0 0 Number of fatalities as a result of work - related injuries and work - related ill health 0 0 0 0 0 0 Number of days lost to work - related injuries and fatalities from workrelated accidents, work - related ill health and fatalities from ill health 160 466 1,182 1068 0 0 Number of cases of recordable work - related ill health 0 0 0 0 0 0 Number of work accidents (contractors) 0 0 9 6 10 6 Total number of work accidents with leave (LTI) (contractors) 0 0 NA NA NA NA Accident Frequency Index (contractors) 0 0 NA NA NA NA General Environment Social Governance Annexes 117 Integrated Annual Report 2025

GRIFOLS | General | Environment | **Social** | Governance | Annexes

ACCIDENT RATE IRELAND

	2025		2024		2023	
	Women	Men	Women	Men	Women	Men
Total number of work accidents with leave (LTI) without leave (NLTI) and first aid (FA)	11	12	14	12	11	9
Total number of work accidents with leave (LTI)	3	4	0	1	2	2
Hours worked	371,356	452,866	327,908	414,575	331,650	422,262
Accident Frequency Index	8	9	0	2	6	5
Severity Index	0	0	0	0	0	0
Number of fatalities as a result of work-related injuries and work-related ill health	0	0	0	0	0	0
Number of days lost to work-related injuries and fatalities from workrelated accidents, work-related ill health and fatalities from ill health	76	18	0	11	0	0
Number of cases of recordable work-related ill health	0	0	0	0	0	0
Number of work accidents (contractors)	4	0	0	0	0	2
Total number of work accidents with leave (LTI) (contractors)	1	0	NA	NA	NA	NA
Accident Frequency Index (contractors)	15		NA	NA	NA	NA

ACCIDENT RATE GERMANY

	2025		2024		2023	
	Women	Men	Women	Men	Women	Men
Total number of work accidents with leave (LTI) without leave (NLTI) and first aid (FA)	150	116	122	111	58	38
Total number of work accidents with leave (LTI)	15	17	15	33	19	21
Hours worked	2,955,827	2,547,567	2,939,280	2,410,704	3,192,167	2,730,298
Accident Frequency Index	5	7	5	14	6	8
Severity Index	0.06	0.07	0.04	0.26	0.18	0.15
Number of fatalities as a result of work-related injuries and work-related ill health	0	0	0	0	0	0
Number of days lost to work-related injuries and fatalities from workrelated accidents, work-related ill health and fatalities from ill health	172	171	125	625	0	0
Number of cases of recordable work-related ill health	0	0	0	0	0	0
Number of work accidents (contractors)	1	2	2	3	0	0
Total number of work accidents with leave (LTI) (contractors)	0	0	NA	NA	NA	NA
Accident Frequency Index (contractors)	0	0	NA	NA	NA	NA

118 Integrated Annual Report 2025

GRIFOLS General Environment **Social** Governance Annexes

Remuneration

AVERAGE WAGE BY PROFESSIONAL CATEGORY AND GENDER / SPAIN - EUROS

		Total Wage - Average/hr 2025	Total Wage - Average/hr 2024	Fixed Wage - Average 2023
Executives	Women	190.0	215.5	234,199.4
	Men	314.4	358.8	294,979.5
Directors	Women	106.5	93.3	111,424.2
	Men	111.2	101.5	126,485.0
Senior management	Women	76.4	65.1	80,243.2
	Men	75.5	69.0	85,223.4
Management	Women	50.5	44.1	57,197.7
	Men	52.9	47.5	61,608.1
Senior Professionals	Women	36.4	32.8	44,306.0
	Men	38.4	34.6	47,444.7
Professionals	Women	32.1	30.1	38,582.9
	Men	39.3	36.1	40,571.3
Administrative staff/Manufacturing operators	Women	30.8	28.4	28,917.7
	Men	34.4	31.0	29,434.8

The following clarifications apply to all tables in the 'Remuneration' section:

- For reasons of confidentiality and personal data protection, remuneration data is not shown for professional categories where there are fewer than four people of each gender.
- In accordance with the Corporate Sustainability Reporting Directive (CSRD) disclosure requirement S1-16, which stipulates that information required regarding the gender pay gap must include the average gross hourly wage for all salaries, the 2025 and 2024 data are presented in this way to comply with the regulation. For this reason, average hourly wages also include supplementary or variable components.
- The 2023 data reflects the average annual gross remuneration, excluding supplementary or variable components.

AVERAGE WAGE BY PROFESSIONAL CATEGORY AND GENDER / U.S. - USD - PLASMA CENTERS

		Total Wage - Average/hr 2025	Total Wage - Average/hr 2024	Fixed Wage - Average 2023
Executives	Women	NA	NA	NA
	Men	NA	NA	NA
Directors	Women	115.2	122.0	228,290.9
	Men	128.9	129.7	255,886.1
Senior management	Women	NA	NA	159,492.0
	Men	NA	NA	166,865.6
Management	Women	98.3	NA	112,733.3
	Men	106.5	NA	118,827.3
Senior Professionals	Women	N/A	NA	94,243.2
	Men	N/A	NA	96,902.6
Professionals	Women	62.9	56.1	72,915.4
	Men	67.6	60.3	75,593.9
Administrative staff/Manufacturing operators	Women	30.9	28.7	43,135.0
	Men	30.6	27.7	42,339.7

119 Integrated Annual Report 2025

GRIFOLS | General | Environment | **Social** | Governance | Annexes

AVERAGE WAGE BY PROFESSIONAL CATEGORY AND GENDER / U.S. - USD - REST OF ACTIVITIES		Total Wage - Average/hr 2025	Total Wage - Average/hr 2024	Fixed Wage - Average 2023
Executives	Women	303.2	322.8	352,372.9
	Men	353.0	440.8	438,137.8
Directors	Women	185.5	182.8	233,132.0
	Men	188.6	189.3	240,232.8
Senior management	Women	129.9	129.5	179,262.4
	Men	136.1	140.5	185,042.4
Management	Women	97.4	94.5	139,678.2
	Men	99.8	99.0	143,599.6
Senior Professionals	Women	84.4	81.9	116,940.4
	Men	85.4	82.7	116,913.4
Professionals	Women	57.8	54.5	82,492.1
	Men	60.4	56.5	85,750.6
Administrative staff/Manufacturing operators	Women	45.4	43.2	61,515.8
	Men	49.1	48.7	65,179.4

AVERAGE WAGE BY PROFESSIONAL CATEGORY AND GENDER / IRELAND - EUROS		Total Wage - Average/hr 2025	Total Wage - Average/hr 2024	Fixed Wage - Average 2023
Executives	Women	NA	NA	NA
	Men	NA	NA	NA
Directors	Women	90.9	NA	NA
	Men	99.7	NA	NA
Senior management	Women	65.9	74.5	128,321.6
	Men	68.2	64.1	120,028.7
Management	Women	47.6	45.9	83,334.8
	Men	47.4	48.8	88,575.4
Senior Professionals	Women	33.9	34.1	62,005.0
	Men	37.0	38.0	66,819.6
Professionals	Women	27.2	27.2	48,759.5
	Men	29.6	32.6	51,747.3
Administrative staff/Manufacturing operators	Women	20.4	23.9	39,247.8
	Men	22.0	25.2	38,461.4

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GRIFOLS General Environment **Social** Governance Annexes

AVERAGE WAGE BY PROFESSIONAL CATEGORY AND GENDER / GERMANY - EUROS		Total Wage - Average/hr 2025	Total Wage - Average/hr 2024	Fixed Wage - Average 2023
Executives	Women	NA	NA	NA
	Men	NA	NA	NA
Directors	Women	147.5	120.0	180,605.6
	Men	143.8	135.0	188,398.1
Senior management	Women	86.0	72.5	101,051.5
	Men	93.3	73.7	109,449.3
Management	Women	76.5	54.7	86,663.5
	Men	72.3	59.1	91,333.4
Senior Professionals	Women	56.7	38.5	60,886.8
	Men	59.7	42.6	64,367.0
Professionals	Women	39.2	40.4	60,190.7
	Men	47.1	38.3	60,853.1
Administrative staff/Manufacturing operators	Women	26.3	23.4	35,622.2
	Men	39.8	22.9	34,675.7

AVERAGE WAGE BY PROFESSIONAL CATEGORY AND GENDER - BIOTEST / GERMANY - EUROS		Total Wage - Average/hr 2024	Fixed Wage - Average 2023
Executives	Women	241,547.3	NA
	Men	326,014.3	NA
Directors	Women	177,946.2	151,593.6
	Men	197,597.9	153,446.0
Senior management	Women	141,440.8	112,625.6
	Men	134,220.4	116,617.4
Management	Women	109,797.4	100,860.7
	Men	106,245.8	101,544.0
Senior Professionals	Women	81,310.1	76,169.4
	Men	89,399.2	78,848.4
Professionals	Women	65,764.9	58,187.4
	Men	73,182.8	64,096.6
Administrative staff/Manufacturing operators	Women	46,378.7	42,781.6
	Men	60,087.5	46,270.4

AVERAGE WAGE BY AGE / SPAIN - EUROS

	Total Wage - Average/hr 2025	Total Wage - Average/hr 2024	Fixed Wage - Average 2023
<30	28.2	26.6	33,679.0
30-50	42.0	38.3	43,530.5
>50	53.8	53.2	57,386.6

AVERAGE WAGE BY AGE / U.S. - USD

	Total Wage - Average/hr 2025	Total Wage - Average/hr 2024	Fixed Wage - Average 2023
<30	29.3	27.2	42,793.0
30-50	50.5	49.5	67,408.5
>50	74.6	72.7	95,291.8

121 Integrated Annual Report 2025

GRIFOLS | General | Environment | **Social** | Governance | Annexes

AVERAGE WAGE BY AGE / IRELAND - EUROS

	Total Wage - Average/hr 2025	Total Wage - Average/hr 2024	Fixed Wage - Average 2023
<30	26.2	28.8	50,611.4
30-50	37.5	37.6	65,679.4
>50	37.7	36.4	63,748.0

AVERAGE WAGE BY AGE / GERMANY - EUROS

	Total Wage - Average/hr 2025	Total Wage - Average/hr 2024	Fixed Wage - Average 2023
<30	33.3	23.2	38,261.8
30-50	47.5	31.5	46,699.2
>50	52.9	39.2	56,358.5

AVERAGE WAGE BY AGE - BIOTEST / GERMANY - EUROS

	Total Wage - Average/hr 2024	Fixed Wage - Average 2023
<30	€48,211.3	€44,784.1
30-50	€73,305.7	€64,397.3
>50	€84,359.3	€72,330.1

AVERAGE RETRIBUTION OF BOARD MEMBERS AND EXECUTIVES BY GENDER

	2025			2024			2023		
	Women	Men	Total	Women	Men	Total	Women	Men	Total
Total average salary	301,054.5	352,850.6	332,733.8	315,847.7	404,745.5	371,206.0	245,745.4	301,275.3	281,113.3
Executives, employees and Board Members	214.0	337.0	551.0	186.0	307.0	493.0	179.0	314.0	493.0
Salary gap			15%			22%			18%

122 Integrated Annual Report 2025

GRIFOLS | General | Environment | **Social** | Governance | Annexes

Wage gap

GENDER PAY GAP / SPAIN

	2025		2024		2023	
	Adjusted Gender Pay Gap	Gender Pay Gap	Adjusted Gender Pay Gap	Gender Pay Gap	Adjusted Gender Pay Gap	Gender Pay Gap
Executives	NA	39.56 %	NA	39.95 %	NA	20.60%
Directors	-0.22 %	4.23 %	0.32 %	8.10 %	9.97 %	11.91 %
Senior management	-0.08 %	-1.13 %	4.21 %	5.65 %	5.84 %	5.84 %
Management	3.90 %	4.55 %	6.06 %	7.08 %	5.47 %	7.16 %
Senior Professionals	0.17 %	5.07 %	1.81 %	5.10 %	3.23 %	6.62 %
Professionals	9.86 %	18.28 %	9.54 %	16.63 %	2.15 %	4.90 %
Administrative staff/Manufacturing operators	3.00 %	10.59 %	1.27 %	8.35 %	0.79 %	1.76 %

The following clarifications apply to all tables in the "Wage gap" section:

- For reasons of confidentiality and protection of personal data, remuneration data is not shown for those professional categories in which there is not a minimum of 4 people in each gender.
- The adjusted wage gap data is not shown in those categories for which it is not possible to obtain data with sufficient statistical significance using the econometric model.
- In accordance with the Corporate Sustainability Reporting Directive (CSRD) disclosure requirement S1-16, which stipulates that information regarding the gender pay gap must include the average gross hourly wage for all salaries, the 2025 and 2024 data are presented in this manner to comply with the requirement. Therefore, the average hourly wages also include supplementary or variable components.
- The 2023 data reflects the average gross annual remuneration, excluding supplementary or variable components.

GENDER PAY GAP / U.S. - PLASMA CENTERS

	2025		2024		2023	
	Adjusted Gender Pay Gap	Gender Pay Gap	Adjusted Gender Pay Gap	Gender Pay Gap	Adjusted Gender Pay Gap	Gender Pay Gap
Executives	NA	NA	NA	NA	NA	NA
Directors	NA	10.65 %	NA	5.92%	NA	10.78 %
Senior management	NA	NA	NA	NA	NA	4.42 %
Management	NA	7.70 %	NA	NA	3.46%	5.13 %
Senior Professionals	NA	NA	NA	NA	0.82%	2.74 %
Professionals	3.34 %	6.88 %	5.58%	6.92%	2.40%	3.54 %
Administrative staff/Manufacturing operators	-2.81 %	-0.93 %	-2.61%	-3.44%	-1.87%	-1.88 %

GENDER PAY GAP / U.S. - REST OF ACTIVITIES

	2025		2024		2023	
	Adjusted Gender Pay Gap	Gender Pay Gap	Adjusted Gender Pay Gap	Gender Pay Gap	Adjusted Gender Pay Gap	Gender Pay Gap
Executives	NA	14.12 %	NA	26.77 %	NA	19.57 %
Directors	2.78 %	1.65 %	0.77 %	3.41 %	1.25 %	2.96 %
Senior management	4.42 %	4.51 %	8.54 %	7.88 %	1.20 %	3.12 %
Management	2.55 %	2.37 %	2.68 %	4.56 %	5.46 %	2.73 %
Senior Professionals	2.40 %	1.16 %	1.66 %	0.98 %	2.76 %	-0.02 %
Professionals	2.01 %	4.29 %	2.54 %	3.44 %	1.72 %	3.80 %
Administrative staff/Manufacturing operators	3.77 %	7.46 %	6.38 %	11.26 %	4.82 %	5.62 %

123 Integrated Annual Report 2025

GRIFOLS | General | Environment | Social | Governance | Annexes

GENDER PAY GAP / IRELAND

	2025		2024		2023	
	Adjusted Gender Pay Gap	Gender Pay Gap	Adjusted Gender Pay Gap	Gender Pay Gap	Adjusted Gender Pay Gap	Gender Pay Gap
Executives	NA	NA	NA	NA	NA	NA
Directors	NA	8.80 %	NA	NA	NA	NA
Senior management	NA	3.38 %	NA	-16.18 %	NA	-6.91 %
Management	NA	-0.46 %	NA	5.93 %	NA	5.92 %
Senior Professionals	7.87 %	8.44 %	5.30 %	10.40 %	7.08 %	7.21 %
Professionals	2.26 %	8.42 %	10.31 %	16.52 %	1.63 %	5.77 %
Administrative staff/Manufacturing operators	2.90 %	7.35 %	3.82 %	5.04 %	0.37 %	-2.04 %

GENDER PAY GAP / GERMANY

	2025		2024		2023	
	Adjusted Gender Pay Gap	Gender Pay Gap	Adjusted Gender Pay Gap	Gender Pay Gap	Adjusted Gender Pay Gap	Gender Pay Gap
Executives	NA	NA	NA	NA	NA	NA
Directors	NA	-2.55 %	NA	11.09 %	NA	4.14 %
Senior management	-3.42 %	7.87 %	NA	1.63 %	NA	7.67 %
Management	-3.28 %	-5.88 %	NA	7.39 %	NA	5.11 %
Senior Professionals	0.96 %	5.15 %	9.46 %	9.56 %	2.37 %	5.41 %
Professionals	3.58 %	16.78 %	4.21 %	-5.56 %	4.09 %	1.09 %
Administrative staff/Manufacturing operators	1.33 %	33.96 %	0.35 %	-2.03 %	0.13 %	-2.73 %

The data for 2025 include Biotest. The data for 2024 and 2023 include only Grifols Germany. Comparative data for Biotest are shown below.

GENDER PAY GAP / GERMANY - BIOTEST

	2024		2023	
	Adjusted Gender Pay Gap	Gender Pay Gap	Adjusted Gender Pay Gap	Gender Pay Gap
Executives	NA	NA	NA	NA
Directors	NA	10.09%	NA	1.21%
Senior management	NA	1.15%	NA	3.42%
Management	-3.68%	-2.92%	-0.83%	0.67%
Senior Professionals	1.17%	4.70%	3.14%	3.40%
Professionals	2.63%	10.38%	1.93%	9.22%
Administrative staff/Manufacturing operators	-0.30%	21.51%	-6.67%	7.54%

124 Integrated Annual Report 2025

GRIFOLS | Introduction | Sustainability information | Sustainable growth | Annexes
Social | Plasma donors and communities

Plasma donors and communities - ESRS S3

Grifols' plasma donors, together with the communities where its donation centers operate, are the primary stakeholders affected by the company's activities. Plasma-derived medicines are made possible through the ongoing participation and commitment of donors.

The Group's community engagement extends across its markets of operation through support for activities that contribute to local development and address human rights in areas such as health, education and the environment. These social initiatives amplify Grifols' social contribution across diverse social groups, including disadvantaged individuals and vulnerable populations. Grifols values the contributions of its donors and its role as a trusted community partner, both through its direct activities and through its foundations: the J.A. Grifols Foundation, Probitas Foundation and the Víctor Grifols i Lucas Foundation.

Impacts, risks and opportunities

S3 AFFECTED COMMUNITIES		
Material IROs	**Type**	**Description**
COMMUNITIES' ECONOMIC, SOCIAL AND CULTURAL RIGHTS		
Health and well-being of plasma donors and their communities	Negative impact, Own operations, Risk	Ensuring the health and well-being of plasma donors is among Grifols' topmost priorities. Although plasma donation is a safe and highly regulated process, inadequate management could lead to adverse donor experiences and over time, erode stakeholder trust. Grifols applies robust medical, safety and quality protocols and continuously monitors outcomes to protect donors and ensure a reliable plasma supply.
Contribution to the local and social development of communities	Positive impact, Supply chain, Own operations	With more than 400 plasma donation centers and 15 manufacturing complexes, Grifols supports communities by creating stable employment and contributing to local economic development, complemented by social programs that reinforce its commitment in the regions where it operates.

Positive impact | Negative impact | Risk | Own operations | Supply chain

Managing impacts, risks and opportunities

The following policies, actions, metrics and targets support the effective management of the principal IROs related to donors and the communities where Grifols operates.

Material Sub-topics	Policies	Actions	Metrics and Targets
Communities' economic, social and cultural rights	• Plasma Donor Policy • Corporate Donors, Patients & Customers Safety Policy • Social-Action Community Policy • Human Rights Policy • Grifols Ethics Line Policy	• Grifols' health questionnaires to assess donor eligibility follow the latest FDA Individual Risk Assessment Guidance, although many company standards are even more stringent. • Grifols supports diverse scientific institutions and associations conducting research on the potential effects of plasmapheresis on donor health.	• Achieve an average donor satisfaction score of more than 4 on a scale of 5 regarding their last donation experience. • Increase the number of beneficiaries of Grifols Social Action Initiatives by 25%, using 2025 as the baseline.

125 Integrated Annual Report 2025

We foster open communication with our donors Grifols maintains structured, ongoing communication with its donors to support transparency, build trust and ensure a clear understanding of donor expectations, concerns and needs. Donors are provided with concise, practical information on all stages of the donation process, including pre - donation, donation and post - donation. The company also engages with local communities to promote awareness of the vital role of plasma donation in the manufacture of plasma - derived medicines for patients who need them. Grifols core channels and actions include: • A dedicated website and social networks for Grifols donors: factual information on the plasma donation process and donation centers. • Proactive awareness campaigns: delivered via emails, social media posts, SMS texts and a monthly newsletter. • Donor Hub app: allows donors to schedule appointments and receive updates and information regarding their donations. • Donor hotline: a toll - free number through which donors can submit feedback and inquiries. Donors can also leave feedback and reviews on Google and Yelp, which are monitored and reviewed by the management teams of each center. • Donor Appreciation Days: organized throughout the year to recognize and engage donors. • Community events: Grifols employees interact with donors and raise awareness about the importance of plasma donation. • Collection campaigns in donation centers: engages donors and employees through food, toy and school - supply drives to collect items for underprivileged community members. • External stakeholder management: encourages interactions between donors and employees with local public representatives to educate the latter about plasma and the importance of plasma donation centers in the local community. GRIFOLS DONOR POLICY, AN EMPHASIS ON DONOR HEALTH, SAFETY AND NON - DISCRIMINATIO N 87 Respect for dignity and human rights is intrinsic to all Grifols activities. The company supports the basic principles of the Universal Declaration of Human Rights (1948), the Declaration of Helsinki (1964) and the UNESCO Universal Declaration on Bioethics and Human Rights (2005). Grifols Code of Conduct, which governs the company’s interactions with all stakeholder groups including donors, are grounded on respect for human rights. This principle is explicitly outlined in Grifols’ Donor Policy, which also reaffirms its commitment to comply with the legal regulations governing plasma donations in each country, as well as to uphold non - discrimination and the protection of donor health and safety. Grifols is a trusted source of clear information for donors at every stage of the donation process. A signed informed consent prior to donation is a fundamental aspect in providing important donor information. 8 COMMITMENTS TO OUR DONOR S 88 1. Safeguard donors’ health , safety and well - being. 2. Respect donors’ human rights and ensure equal treatment following the principles of non - discrimination. 3. Ensure donors are provided an informed consent before the donation process. 4. Respect country - specific legislation regarding donor compensation and the frequency of plasma donation. 5. Support local communities where donor centers are located. 6. Comply with personal data legal requirements and implement all necessary measures to protect donors’ privacy and personal data. 7. Promote open lines of communication and awareness about the benefits of plasma medicines. 8. Ensure every interaction with donors is professional, respectful, helpful and engaging. Introduction Sustainability information Sustainable growth Annexes Social | Plasma donors and communities 126 Integrated Annual Report 2025 87 Access to the Plasma Donor Policy. 88 Access to the Code of Conduct.

GRIFOLS | Introduction | Sustainability information | Sustainable growth | Annexes
Social | Plasma donors and communities

Donor overview

Plasma donors in 2025*
+1,000,000
* Plasma donors in 2024: 930,000+

Donation centers*
+400
* Donation centers in 2024: 390+

Positive impact on donors and their communities*
USD 5,273M **
* Impact 2024: USD 4.575
** According to the SROI study.

Routine screening physicals support donor health

Grifols only uses plasma from qualified repeat donors, never from one-time donors

Potential donors must undergo a rigorous screening and selection process which starts with a physical examination.

The donor's medical information is recorded in their file and handled confidentially in compliance with Grifols' Global Privacy and Data Protection Policy. Before each donation, a trained Grifols staff member checks donors' vital signs, weight, hematocrit and plasma-protein levels to confirm they are able to safely donate. These routine screenings and physical examinations are further evidence of Grifols' unwavering commitment to promoting and protecting donor health.

On the day of donation, if medical evaluations reveal abnormal levels or irregular parameters that may indicate an underlying health issue, donors may be deferred until they consult their physician or until levels return to the normal range. These parameters include: irregular heart rate, elevated body temperature, high or low hematocrit, high or low total protein, and lipemic plasma.

GRIFOLS DONORS REPRESENT A CROSS-SECTION OF SOCIETY*

Equitable distribution
44 % Women
56 % Men

Education and employment
62 % University graduates
11 % High school graduates
26 % University students
95 % Full-time employees


56-65: 6%
18-25: 28%
46-55: 13%
Age
36-45: 21%
26-35: 32%

Financial compensation is the primary motivation for first-time plasma donors. For repeat donations, donor altruism, together with the care and attention provided at Grifols plasma donation centers, are additional motivating factors

*According to Grifols 2023 survey of 1,300 donors.

127 Integrated Annual Report 2025

Donor and donation safety Safety in the donation process is paramount to protecting the health and well - being of plasma donors, who are a priority for Grifols. The company upholds the highest safety standards across its donation centers and works to continue leading the industry in the implementation of best practices. Plasma donation is considered a safe procedure, as it is highly regulated and carried out in specialized centers subject to rigorous controls. Donors must meet defined eligibility criteria, and a plasmavigilance system monitors potential adverse effects to help ensure donor health and safety at all times. Donor regulations Plasma can be procured from whole blood donations (recovered plasma) or via plasmapheresis (sourced plasma), a specific plasma - donation technique developed by Josep Antoni Grifols i Lucas. Plasma collection for the production of plasma - derived medicines is subject to strict regulations by global healthcare authorities and Good Manufacturing Practices (GMPs). In the United States, the U.S. Food and Drug Administration (FDA) is the highest health authority, while the European Medical Agency (EMA) oversees this function in Europe and Health Canada in the case of Canada. Grifols donations centers also comply with the voluntary IQPP (International Quality Plasma Program) certification from the Plasma Protein Therapeutics Association (PPTA), which establishes and monitors additional quality standards. Donating plasma is considered a highly safe procedure, with few or no side effects. Plasmapheresis removes plasma and returns red blood cells, platelets and other components to the donor. The body regenerates donated plasma in approximately 48 hours, compared with the two months required to regenerate red blood cells obtained from whole blood donations. Europe adopted a new directive in 2024 to guarantee the safety and quality of substances of human origin (SoH O 8 9 ), including plasma donations. This new regulation aims to improve access to SoHO therapies. The SoHO Coordination Board (JCS) will work with EU member states to oversee its implementation by 2027. Control of donation centers Grifols plasma donation centers follow the highest standards of quality and safety, and are routinely monitored to ensure donor safety and the quality of donated plasma. In 2025, Grifols did not receive any administrative actions at its plasma donation centers related to the suspension, renewal or loss of any license or certification, nor any warning letters or suspension of any regulated activity. Donor Adverse Events (DAEs) management procedure Grifols has a defined procedure outlining how to manage and categorize donor adverse events (DAEs) in accordance with the definitions set by the PPTA IQPP standard. The procedure is activated when a donation center professional observes that a donor is experiencing an adverse event in any of the following situations: upon the donor’s arrival at the center prior to donation; during the screening process; during the donation process; after plasma donation or after leaving the facility; during or after donor immunization; and if reported on the day of donation or at a later date. Adverse events are documented as soon as possible after their occurrence or report, and immunization - related reactions are registered in the appropriate record. Only trained and certified personnel can manage and document DAEs. Donors receive appropriate treatment immediately following an adverse event and the DAE is documented in their file. Grifols Quality Department thoroughly reviews all DAEs to ensure their proper management and classification before closing the case. The final step is completion of the Donor Adverse Events Electronic Report (DAER), which promotes plasma - donation safety and quality by guaranteeing all DAEs are correctly managed. Donor adverse events include bruising, hypertension, citrate reactions, allergic reactions, hyperventilation, hemolysis, cardiovascular or respiratory events, immunization and aeroembolism. The DAE protocol allows Grifols to collect, analyze, monitor and evaluate trends in donor adverse events across its network of centers, testament to its commitment to continuous improvement and contributing to the health and safety of donors. This facilitates the evaluation of donor characteristics or attributes to establish viable intervention strategies based on potential changes in donor demographics, eligibility criteria, plasmapheresis - related technology, regulatory changes and other factors. Introduction Sustainability information Sustainable growth Annexes Social | Plasma donors and communities 128 Integrated Annual Report 2025 89 More information on the SoHO Regulation and agreements. Details on FDA regulation.

GRIFOLS
Introduction | Sustainability information | Sustainable growth | Annexes
Social | Plasma donors and communities

Plasmavigilance

In line with previous years, Grifols' U.S. plasmavigilance data in 2024 revealed minimal side effects or donor adverse events (DAE)* among its donors: only 0.27 %[90] reported an adverse event as a result of the donation process. Most were mild, with a predominance of hypotension and hematomas. Reactions requiring medical assistance were extremely rare (0.008 % of Grifols' total donations).

Adverse event data continues to confirm the safety of plasma donation[91].


Hypotension 42.3 %
Hematomas 50 %
Others 1.36 %
Citrate reactions 2.71 %
Allergic reactions 1.40 %
Hyperventilation 0.40 %
Hemolysis 0.10 %
Cardiovascular or respiratory events 0.12 %
Immunization 0.06 %
Air embolism 0.02 %

PLASMAPHERESIS IS CONSIDERED A SAFE WAY TO DONATE PLASMA


1
Whole blood collection
2
Separate the plasma from the cellular components
3
Red and white blood cells and platelets are returned to the donor
4
Only plasma is collected

The year 2025 marks the 60th anniversary of the centrifuge designed by Víctor Grifols i Lucas to perform in-situ plasmapheresis, an innovation that for the first time enabled the extraction, separation and reinfusion of blood components to be carried out in a single process.

NOT EVERYONE CAN DONATE PLASMA: CRITERIA FOR PLASMA DONATION

Donor qualification Donate at least twice over a 6-month period / Maximum two donations in seven days with at least one full rest day in between / 18-69 years of age /Weight above 50 kg / Medical examination within normal parameters	**Blood test with every donation** HCV, HBV, HAV, HIV and B19 virus detection / Screening for hepatitis B, hepatitis C and HIV antibodies / Other routine tests
Documentation Valid picture ID: driver's license or passport / Social Security Number / Proof of address	**Donor health screening** Weight / Blood pressure / Pulse / Temperature / Anemia / Hematocrit / Protein levels

Grifols uses **health questionnaires to determine donor eligibility** in line with the FDA's Individual Risk Assessment guidelines.

[90] The percentage for the year 2024 was 0.26 %.
[91] Plasmavigilance data in 2024 according to the DAE categorizations established in the PPTA (Plasma Protein Therapeutics Association) IQPP Standard for the recording of donor adverse events. This data is published with a one-year delay in accordance with the required reporting cycles.

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Integrated Annual Report 2025

Research on the effects of plasma donation Grifols is committed to donor health and safety and supports research on the potential effects of plasmapheresis on donors’ health, conducted both directly and in collaboration with scientific organizations. In 2025, Grifols confirmed its participation in the CORE Study (Cohort of Repeat Donor Experiences Study), sponsored by the Plasma Protein Therapeutics Association (PPTA). This two - year observational longitudinal study is set to begin in 2026 and aims to assess the relationship between plasmapheresis, selected biochemical markers, donor health outcomes and different donation frequency levels. Three Grifols donor centers in the United States will participate in the study. Based on existing evidence, frequent plasma donation does not negatively impact donor health or cause serious adverse effects. Studies have also found that plasmapheresis can reduce cholesterol levels and may have a beneficial effect on donors with high blood pressure. Effect of donations on donor health Regular donations have no adverse effects on donor health Published in 2023 in the scientific journal Transfusio n , this cross - sectional PPTA study sought to determine the potential effects of plasma donation at FDA - defined frequency and volume levels. Donors from 14 U.S. plasma donation centers, including several Grifols plasma donation centers, participated in the study, which concluded that paid plasma donations at these levels are consistent with donor health and well - being. Even at the highest frequency, plasmapheresis alone was found to produce no negative health effect s 9 2 . Plasma surveillance study in the U.S . 93 The rate of side effects from plasma donations via plasmapheresis is insignificant More than 1.1 million donors, representing approximately 72% of U.S. source plasma collected over a four - month period, participated in the first industry - wide, multi - company study on the incidence, frequency and type of adverse effects of plasmapheresis. The study was promoted by the Plasma Protein Therapeutics Association (PPTA) in collaboration with several industry participants. Conducted in accordance with FDA standards for collection volumes and donation frequency, the study reported an adverse event (AE) rate of 1.58 per 10,000 donations. Of these, 90% of AEs were classified as minor, such as hypotension and phlebotomy - related hematomas, with no reports of serious or severe adverse events. The study's findings were published in 2021 in Transfusion magazine. Iron levels Plasma donation has no effect on iron reserves Unlike whole blood donations, this study found no loss of iron or decline in ferritin levels as a result of regular plasma donations. These findings indicate that monitoring donors’ iron levels or recommending iron supplements is unnecessar y 9 4 . Cholesterol levels Research findings suggest a decline in cholesterol levels Apheresis or low - density lipoprotein extraction is used to treat patients with familial hypercholesterolemia. Low - volume plasmapheresis used for plasma donations can similarly reduce cholesterol levels in some donors. This study evaluated the effect of plasmapheresis on total LDL and HDL cholesterol levels in a population of healthy donors. The results suggest that, in donors with elevated baseline cholesterol levels, total and LDL cholesterol levels may decrease with frequent plasma donation. For donors with low HDL levels, the study suggests that levels may increas e 9 5 . Blood pressure Research results suggest a beneficial effect for donors with high blood pressure Grifols led a study to discern the potential effects of plasmapheresis on blood pressure, finding a beneficial effect among donors with high baseline blood - pressure levels. In these cases, donors' systolic and diastolic blood pressure dropped significantly when their donation intervals were under 14 days. No decline in blood pressure was observed among donors with normal baseline blood pressure level s 9 6 . Reasons to stop donating Health reasons, whether real or perceived, are not among donors’ primary reasons for stopping donation In 2023, Transfusio n published the results of a study examining the main factors influencing donors’ decisions to stop donating. The survey was conducted among donors at 14 plasma donation centers operated by several companies, including Grifols, who had ceased donating for at least six months. The most frequently cited reasons were lack of time (30.2%), insufficient compensation (14.7%) and procrastination (14.3%), indicating that real or perceived negative health impacts were generally not the primary drivers of the decision to stop donatin g 9 7 . Introduction Sustainability information Sustainable growth Annexes Social | Plasma donors and communities 130 Integrated Annual Report 2025 92 Study: Effects of donation frequency on U.S. source plasma donor health. 93 Study: Plasmavigilance: Source plasma joins the call to arms. 94 Study: Frequent source plasma donors are not at risk of iron depletion: the Ferritin Levels in Plasma Donor (FLIPD). 95 Study: Prospective multicenter study of the effect of voluntary plasmapheresis on plasma cholesterol levels in donors. 96 Study: The effect of plasmapheresis on blood pressure in voluntary plasma donors. 97 Study: Why do US source plasma donors stop donating?

GRIFOLS | Introduction | Sustainability information | Sustainable growth | Annexes
Social | Plasma donors and communities

Donation centers and their communities

Grifols donation centers are based in dynamic communities

Grifols' U.S. donation centers are distributed across the country, with no significant concentration in any single geographic region. In assessing potential locations for plasma donation centers, Grifols considers the strength of local chambers of commerce and the opportunities to engage with local organizations and governments. Community participation in the plasma donation process is critical to encouraging donation and supporting the availability of life-sustaining plasma-derived treatments for patients who depend on them.

In 2025, Grifols' plasma-donation network included 310 plasma centers in the U.S., 97 in Europe and 33 in the rest of the world*, all located in communities with a strong commitment to social progress

*16 in Egypt and 17 in Canada. For more information, see the 'Business Model' section.

Grifols' plasma-center employees actively participate in donor communities and promote initiatives aimed at engaging and forging ties with local residents. These activities include educational, social and awareness events on the importance of plasma donation for people who rely on plasma-derived therapies. Plasma donation centers also collaborate with local businesses and non-governmental organizations to raise awareness on the vital role of plasma and the production of plasma-based medicines.

The company considers other criteria when choosing communities for its plasma donation centers, including a robust employment pool, low viral markers, below-average crime statistics and community heterogeneity, which is critical to ensuring a diverse donor pool.

In addition, new plasma donation centers are designed to reduce environmental impact and optimize energy use, promoting an ecological and efficient environment for donors and employees. To this end, they use low environmental impact materials with sustainability certifications and energy-efficient LED lighting[98].

Donation centers: supporting local community development

Plasma donation centers contribute to local economic and social activity in the communities where they operate. Grifols seeks to generate positive local impact by supporting initiatives that create opportunities and encourage community engagement. These activities include community-outreach events, donation drives and volunteer activities, carried out both directly and through the J.A. Grifols Foundation.

Activities carried out in donation centers	Participating donation centers
+500	+67 %
Employees involved	**Volunteer hours in local communities (hours)**
+1,700	+2,200

Habitat for Humanity — PRINCIPAL

Grifols and Habitat for Humanity have collaborated since 2014 to build safe, dignified and healthy homes and improve existing ones in communities across the United States.

100 volunteers / +750 hours / USD 200,000

USO — PRINCIPAL

Grifols partners with United Service Organizations (USO), a national non-profit that helps active U.S. military personnel stay connected to their home environments. Through this collaboration, Grifols employees forge close connections with USO affiliates.

+80 volunteers / +350 hours / USD 200,000

TEAM #WeFeedLA

Grifols continued to support local food banks in its communities of operation through its annual "Box Out Hunger" campaign. This year, Grifols worked with the Los Angeles Regional Food Bank in the aftermath of wildfires in Los Angeles County. The company also launched a special employee campaign for the LA Regional Food Bank, helping provide emergency food and essential supplies to the families hardest hit by the fires.

273,000 meals / Nearly 3 million meals over 5 years / Approximately +1,000 volunteer hours



Grifols continued its holiday tradition of collecting toys for children in need across its areas of operation through its "Gift of Joy" toy drive. This initiative invites employees and donors to bring new, unwrapped toys to their workplaces for collection. Grifols centers and corporate locations have collected more than 15,000 toys since the campaign's launch six years ago.

80 Grifols sites in support of +40 local organizations

[98] For more information on the value created by Grifols plasma donation centers, see the "Sustainable Growth" section.

131 Integrated Annual Report 2025

GRIFOLS | Introduction | Sustainability information | Social | Plasma donors and communities | Sustainable growth | Annexes

J.A. Grifols Foundation: supporting donor communities[99]

Number of local organizations supported in 2025	Community Enhancement Grants in 2025	Support for NORD in 2025	Total
21	USD 419,200	USD 200,000	USD 626,700

Grifols also supports social outreach programs through the J.A. Grifols Foundation, whose scope of action benefits both plasma donors and their communities.

The J.A. Grifols Foundation was created in 2008 in honor of Dr. José Antonio Grifols, a pioneer in the development of the plasmapheresis technique. The Foundation leads an array of initiatives to enhance the health and well-being of plasma donors and local communities. These initiatives include projects to raise awareness on the importance of plasma donation, recognize donor participation and drive progress in local communities.

Currently centered in the United States, the Foundation's activities have a positive ripple effect on donors and donor communities.

Grants, awards and scholarships

The Foundation's board of directors includes patient, plasma donor and employee representatives, who meet regularly to approve activities and community-enhancement grants. In 2025, the board approved 22 community enhancement grants totaling more than USD 419,200 for local organizations focused on delivering civic, social or educational programs for young people and at-risk populations.

The Foundation continues to expand the Plasma Donor Emergency Relief Program, which was launched as a pilot in 2 centers in 2023 and expanded to 7 centers in 2025, with plans to more than double its reach in 2026. The program provides eligible donors with essential non-medical financial assistance. Each year, the Foundation awards a grant to the National Organization for Rare Disorders (NORD), which administers the program on behalf of the Foundation.

Donation centers promote Foundation initiatives through volunteer efforts and events with grantee organizations.

[99] For more information: www.joseantoniogrifolsfoundation.com.

132 Integrated Annual Report 2025

Measuring the value created by our donation centers Grifols has employed the Social Return on Investment (SROI) methodology since 2020 to analyze and measure the value created by its U.S. and European plasma donation centers, including value generated for donors and local communities. Grifols' value creation for donors and communities in 2025 increased moderately (4.25%+) compared to 2024, reflecting the higher number of donors choosing Grifols centers to donate plasma, in a context where compensation levels remain stable. Specifically, the economic impact generated for donors reached USD 2,682 million, representing an increase of approximately 4 % compared to previous year (USD 2,579 M). Meanwhile, the impact on local communities was estimated at USD 2,591 million, 4.6 % higher than in the previous year (USD 2,478 million). For further information, please refer to the Sustainable Growth section of this repor t 10 0 . BENEFITS FOR DONORS • FINANCIAL STABILITY: Plasma donation provides additional income to help support day - to - day needs and monthly living expenses. • HEALTHIER LIVES: Donors' health improve as they are better able to afford higher - quality food and exercise more regularly. • PHYSICAL AND PSYCHOLOGICAL WELL - BEING: Donors feel better about themselves and experience improved social engagement, as well as increased opportunities for leisure and travel. • EDUCATIONAL EXPENSES: Donors feel more confident about their future as they are better able to afford tuition and other university - related expenses. • PERSONAL SATISFACTION: Donors’ altruism and contribution to improving the lives of patients support a positive sense of personal purpose. BENEFITS FOR DONOR COMMUNITIES • HEALTHCARE ACCESS: Community health is supported through donor eligibility requirements, which ensure that only healthy individuals donate plasm a. Higher donor participation contributes to the availability of Grifols’ plasma - derived medicines for patients. • ECONOMIC IMPACT IN DONOR COMMUNITIES: A significant portion of funds is reinvested in the community, with 87 % of compensation spent within a 30 - kilometer radius. Introduction Sustainability information Sustainable growth Annexes Social | Plasma donors and communities 133 Integrated Annual Report 2025 10 0 For more information, see the “Sustainable Growth” sectio n . Impact on donors* USD 2,68 2M *In 2024, USD 2,323M Impact on local communities* USD 2,59 1M *In 2024 USD 2,252M

GRIFOLS
Introduction | Sustainability information | Sustainable growth | Annexes
Social | Plasma donors and communities

Social action and community support: amplifying Grifols' positive impact

Grifols' social commitment and outreach extend across its communities of operation, with initiatives that support local development in health, education and the environment. These initiatives strengthen Grifols' positive impact on disadvantaged individuals and marginalized groups.

The principles and guidelines in Grifols' Sustainability Policy inform its Corporate Social Action and Community Investment Policy, which is aligned with its Sustainability Strategic Plan.

The company's social action supports the United Nations 2030 Agenda for Sustainable Development by investing in initiatives that advance shared values and sustainable development. Social-impact initiatives are carried out directly and through Grifols foundations.

All social impact investment and donation decisions are governed by the Grifols Code of Conduct. Social Impact Committees established at Grifols sites operate under a standard operating procedure to ensure transparency and alignment of all activities with Grifols' mission and Social Action and Community Investment Policy. The procedure defines the processes for receiving and reviewing grant and donation applications across North America, Australia, the United Kingdom and the European Union. In 2026, Social Impact Committees will also be established in LATAM and MEA/APAC to extend the program globally.

In 2025, Grifols advanced the implementation of a Grant Management Funding System, scheduled to launch in early 2026. The digital solution is designed to improve efficiency, transparency and compliance with regulatory requirements. As a centralized system, it will consolidate grant-related information within a single secure platform[101].

Grifols also coordinates initiatives and projects through the Probitas Foundation to expand access to medical treatment for vulnerable populations. In 2025, the Probitas Foundation[102], in collaboration with Grifols, launched the first edition of *Caminem Junts* ("Walking Together"), a social mentoring program for young people aged 14 to 17 in vulnerable situations in Canovelles (Barcelona, Spain). The program engages three or four Grifols employees as mentors, who provide young people with guidance and support. The initiative promotes corporate volunteering and reinforces Grifols' social commitment to youth and inclusion.

The company also supports the Víctor Grifols i Lucas Foundation, established to promote bioethics as a driver of social and scientific progress. The foundation's work guides and supports society in ensuring that technological advances do not compromise ethics or fundamental rights, particularly in biomedicine.

MAIN INDICATORS*

Activities performed **540**	**Organizations supported** **+300**
Employees involved **+2,000**	**Volunteer hours in local communities** **+4,000**
Investment EUR **1.2+M**	**Contributions to foundations** **EUR 5.2M** **Including Probitas Foundation and Víctor Grifols i Lucas Foundation**
First social mentoring program created in 2025 **Youth aged 14–17** **led by Grifols employees**	

* Not including foundations

Responding to humanitarian crises

During the year, Grifols and its employees mobilized in response to various humanitarian crises, reflecting the company's responsible engagement in the communities where it operates. In this context, Grifols centers, employees and donors supported people affected by the Los Angeles wildfires and the tragic floods in Texas in 2025.

In California, Grifols volunteers continued to support wildfire recovery through home-building and food-assistance actions. Employees participated in the San Gabriel Valley Habitat for Humanity "Walls of Hope" construction project in Altadena for families who lost their homes in the Eaton Fire earlier in the year. Working alongside local volunteers, the team contributed to framing and painting activities to help build new homes for displaced individuals. Grifols also collaborated with the Los Angeles Regional Food Bank to provide food and essential supplies to affected families. Employees raised USD 9,192 for the food bank, which Grifols matched with an additional USD 10,000 donation.

In partnership with Direct Relief, Grifols employees and donors raised USD 9,800 to help deliver humanitarian aid to communities affected by the Texas floods. Grifols complemented this effort with an additional USD 10,000 corporate donation[103].

[101] More information on Grifols' corporate social action and community investment policy.
[102] For more information on the Probitas Foundation and the Victor Grifols i Lucas Foundation, see specific sections.
[103] For more information on product donation to Direct Relief, see "Patients" section.

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Integrated Annual Report 2025

GRIFOLS | Introduction | Sustainability information | Sustainable growth | Annexes
Social | Plasma donors and communities

LINES OF ACTION*

1. Health and well-being	2. Education and culture	3. Environment
Grifols' commitment to enhancing people's health and well-being is articulated through a range of actions dedicated to supporting local communities. These efforts include addressing basic needs of vulnerable populations, such as alleviating hunger, encouraging healthy lifestyle habits, promoting amateur sports and building strong communities.	Grifols promotes equal opportunity in education and access to culture to support inclusive, resilient and thriving communities. The company also supports cultural initiatives that sustain cultural institutions and enhance the quality of their artistic offerings, with the aim of making art and culture more accessible to a broader audience.	Grifols' commitment to sustainability is further demonstrated through an array of initiatives designed to protect, restore and enhance natural areas and community green environments. These include both company-led initiatives and collaborations with environmental and conservation groups.

* Breakdown of subsidized initiatives, excluding donation-center activities.

1. Health and well-being

U.S., CANADA AND AUSTRALIA
Grifols supports organizations that work within local communities to address homelessness and poverty by providing food, shelter and other essential resources to support individuals and families.

USD 136,000

GERMANY
The Sarah Weiner Stiftung is a non-profit organization that promotes sustainable and healthy nutrition for children through practical educational programs.

EUR 20,000 / 150 beneficiaries

AUSTRALIA AND U.S.
Ronald McDonald House Charities provide temporary, affordable accommodation for families of sick or injured children receiving treatment at nearby hospitals, offering them a "home away from home."

USD 25,000 / 7,300 beneficiaries

2. Education and culture

Grifols promotes science and STEM skills among women and minority groups as one of its core educational priorities.

U.S.
Grifols promotes STEM learning among women, African Americans, Indigenous people and at-risk youth through scholarships and other initiatives. One example is Scientific Adventures for Girls (SAfG), a non-profit organization based in the San Francisco East Bay that empowers girls from early primary education through sixth grade, particularly girls of color from low-income families, to engage in STEM through hands-on programs.

USD +50,000 / +1,000 beneficiaries

U.S.
Grifols provides educational opportunities to boost its future employee pipeline. In Johnston County, the company supports JOCO Works' two-day program introducing ninth-grade students to career opportunities at Grifols, as well as the Johnston Community College Foundation, which provides several scholarships for students pursuing biotechnology degrees. In Los Angeles, Grifols supports Woodrow Wilson High School through enrichment activities and scholarships for graduating students interested in earning medical or scientific degrees.

USD 50,000 / +300 beneficiaries

AUSTRALIA
Grifols Australia supported "Backpacks for South Australia Kids" and "Backpacks for Victoria Kids" last year, contributing to the care and well-being of children during periods of displacement from their homes. In South Australia, the support funded the purchase of a new pallet racking system, improving warehouse operations and the ability to purchase, receive and store items in bulk. In Victoria, Grifols' support enabled the provision of 100 "My Essential Packs," which include clothing, toiletries, baby care items and comfort toys for displaced children.

USD 30,709 / +7,000 beneficiaries

135 Integrated Annual Report 2025

Support for schools Grifols supports education through school - supply campaigns carried out in collaboration with schools in the United States and Ge rmany. In 2025, employees donated nearly 7,000 school - supply items to 35 local schools. Educational support was also strengthened in China in 2025 through an initiative that delivered 600 hygiene kits and 10 sets of sports equipment to under - resourced rural schools. 3. Environment Grifols aspires to raise awareness on environmental issues, i n cluding efforts to fight climate change and protect natural areas and their biodiversity. U.S. Grifols supports an array of programs to promote greener and more sustainable environments in urban areas, encourage eco - friendly habits among young people, lead community clean - ups and prevent pollution. Through these initiatives, the company helps improve people's quality of life, preserve the environment and raise environmental awareness. Projects in 2025 supported the LA Parks Foundation to help maintain the El Sereno Arrayo Playground; the Emeryville, North Carolina "Earth Team" and its coastal clean - ups; and the "I Love A Clean San Diego" project, focused conservation. USD 42,000 U.S. and Canada Triangle Land Conservancy works to protect water systems, natural habitats and farmland in the Clayton, North Carolina area. In parallel, it works to connect people with nature through land stewardship and community action, and promotes the NextGen Farming initiative to support start - up farmers via educational opportunities and other resources. For the first time in Montreal, Canada, Grifols provided a grant to VertCité, an organization that manages a range of educational projects focused on environmental awareness, greening, waste management, urban agriculture, food security, urban biodiversity and active transportation. USD 17,000 GRIFOLS SOCIAL INITIATIVES IN SPAIN In Spain, Grifols partners with local organizations in its areas of operation to elevate its social impact and promote its company values. These collaborations support projects in the areas of health and well - being (including sports), the environment, culture and education. The Grifols Social Initiatives (GSI) program promotes social impact in Parets del Vallès, Sant Cugat, Barcelona, Murcia and other Spanish cities through direct funding and, in many cases, employee participation. In its third edition - (2025 - 2026), the program selected 16 projects from 58 proposals, which were reviewed by a specialized committee following a standard operating procedure (SOP). Each collaboration lasts up to two years and focuses on areas that enhance the well - being of local communities. Under the Health and Well - being category, the company collaborates with organizations such as Fundación Theodora, enabling its "Smile Doctors" to visit hospitalized children; ACAPPS (the Catalan Association for the Promotion of Deaf People), to promote an immersive speech therapy project for people with hearing disabilities; and other health - related initiatives including the "Magic Line", organized by Obra Social Sant Joan de Déu and the La Marató Foundation for cancer research, which is among the most important solidarity initiatives in Catalonia. In sports, among other initiatives, Grifols supports the women’s teams of La Roca PBB Football Club, the EC Granollers Genuine football team composed of players with intellectual disabilities and the Sant Cugat table tennis team for individuals with Parkinson’s Disease. These collaborations reinforce Grifols’ commitment to sport as a means of promoting inclusion, gender equality and the encouragement of healthy lifestyles. In terms of GSI’s environmental initiatives, of note are its partnership with Fundació Rivus, an organization dedicated to improving and preserving river ecosystems, particularly the Besòs and Tordera basins near the Grifols facilities in Parets del Vallès, and its collaboration with Fundació CRAM to bring marine conservation awareness into hospitals. GSI also supports a wide range of cultural and educational projects in Catalonia, including the Pedra del Diable Festival in Parets del Vallès, the Sant Cugat Symphony Orchestra and the Teatre Auditori de Granollers. In addition, the company has established social partnerships with cultural institutions such as the Fundació Gran Teatre del Liceu and the Fundació Miró. Initiatives: 2 3 (11 in 2024) Total investments: EUR 323,000 (158.014 EUR in 2024) Employees participation: 397 people (59 in 2024) Introduction Sustainability information Sustainable growth Annexes Social | Plasma donors and communities 136 Integrated Annual Report 2025

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Social | Plasma donors and communities

PROBITAS FOUNDATION, IMPROVING THE HEALTH OF VULNERABLE POPULATIONS[104]

Founded in 2008, the Probitas Foundation is committed to improving access to healthcare, well-being and equal opportunities for vulnerable individuals, both in Spain and internationally. In line with the WHO, the Foundation focuses on health as a comprehensive state of physical, mental and social well-being.

As a mission-driven organization, Probitas runs social and healthcare programs in Spain that specifically target children, adolescents and families in vulnerable situations or at risk of social exclusion. Internationally, it works to improve living conditions and access to healthcare for communities in remote, resource-poor areas, helping to reinforce public health systems in these regions.

Probitas works with various social and healthcare entities through a partnership model, co-designing projects to ensure they are impactful, sustainable and replicable.

Contributing to the social sustainability of Grifols S.A., Probitas Foundation activities are mainly financed through shareholder contributions.

Programs in Spain

In Spain, the Probitas Foundation's health and social actions focus on promoting the holistic development of vulnerable children and adolescents through health education, socio-educational support, coverage of basic needs such as food, and the professional development of people who work with program beneficiaries.

Probitas projects are delivered through collaborative networks, involving all stakeholders across the different programs, including social organizations, schools, institutes, public administrations and families. These efforts benefited more than 6,800 children in 37 municipalities during the 2024–25 academic year.

Of note in 2025 was the tenth anniversary of the *Dinem Junts* ("Let's Have Lunch") program, which provides healthy meals and socio-educational support in a safe environment to more than 450 vulnerable adolescents. The program currently operates in nine municipalities in Catalonia and Huelva and, since the 2024–25 academic year, in Madrid's Ciudad Lineal district.

Under this program, the *Caminem Junts* (Let's Walk Together) mentorship initiative was launched, with Grifols employee volunteers mentoring four adolescents over the course of a school year to support their personal development.

Also implemented was the *Saber i Salut* (Knowledge and Health) program. Delivered in non-formal educational settings, it supports the acquisition of health competencies among children, adolescents and their families. The initiative incorporates a nurse as a central figure to equip young people with essential tools to adopt healthy lifestyle habits.

FUNDACIÓN PROBITAS

International programs

This program targets communities living in remote regions of the world with limited healthcare resources. Disease poses a serious public health problem in these areas, causing immense human suffering, stigmatization and high rates of morbidity and mortality.

Probitas advances health equity by supporting programs to combat Neglected Tropical Diseases (NTDs) and rehabilitating laboratories to strengthen diagnostic capacity, prevention and community health. Probitas projects are developed in collaboration with local entities and health authorities in each country, within the context of primary healthcare. Community involvement is encouraged to ensure that healthcare is prioritized, with healthcare personnel trained to support these efforts.

In 2025, Probitas rehabilitated and equipped two new clinical diagnostic laboratories in Kenya and launched ten projects to combat Neglected Tropical Diseases. Also noteworthy was the first edition of the "Contribute Your Knowledge in the Field" grant, designed to support the application of professional skills and knowledge-sharing among professionals and students in the health and social sciences realm.



These efforts benefited more than 6,800 children in 37 municipalities during the 2024-25 academic year

[104] For further information and details on the Probitas Foundation and its funding, programs, impact and contribution: www.fundacionprobitas.org.

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Social | Plasma donors and communities

Víctor Grifols i Lucas Foundation, advancing a bioethical approach to life sciences

The Víctor Grifols i Lucas Foundation was established in 1998 to highlight the importance of bioethics and foster dialogue among specialists from diverse fields of knowledge. In this regard, the Foundation seeks to advance bioethics across healthcare organizations, companies and professional circles by providing a forum for debate and reflection on issues at the intersection of ethics, science and healthcare[105].

Among its activities, the Foundation publishes books and articles, organizes ethics-related conferences and events on relevant scientific and social issues, promotes educational initiatives, and awards prizes and research grants.

At the same time, it offers ethical advice to other institutions and co-organizes events with other associations. Its regular collaborators include the Spanish Society of Public Health and Health Administration, Mémora Foundation, Department of Education of the Generalitat de Catalunya, and Friends of UNESCO-Barcelona[106].

FUNDACIÓ VÍCTOR GRÍFOLS i LUCAS

More than 25 years promoting ethics in biomedicine and health through research, education and collaboration to drive responsible scientific progress

The UVIC-UC Fundació Grifols Chair in Bioethics

The University of Vic-Central University of Catalonia (UVic-UCC) and the Víctor Grifols i Lucas Foundation joined forces in 2015 to co-create and develop the Grifols Foundation Chair in Bioethics.

In alignment with its mission, the Chair promotes knowledge in bioethics through its teaching and research activities. Given the interdisciplinary nature of bioethics, this work requires reflection, both in educational and professional contexts, on the ethics surrounding scientific advances and their social relevance, while respecting life, the individual, dignity, diversity, responsibility and freedom.

Seminars, conferences and workshops	Edited publications	Scholarships	Awards granted
29 1,700 participants	**3**	**6**	**7**

Third International Bioethics Congress

The Third International Bioethics Congress, organized by the Grifols Chair in Bioethics at the University of Vic–Central University of Catalonia (UVic-UCC) and led by the Víctor Grifols i Lucas Foundation, was held in 2025 with the aim of promoting bioethics and its engagement with society. Under the theme "Bioethics and Citizenship," the event brought together more than 200 participants. Sessions focused on deliberation, autonomy and vulnerable groups, the humanization of healthcare and the role of the media in citizen participation.



[105] For further information about the Grifols Foundation Chair of Bioethics, its research groups and project: www.uvic.cat/recerca/bioetica.
[106] For more details about the foundation's activities, educational action, publications, awards and scholarships: www.fundaciogrifols.org.

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Social | Patients and healthcare professionals

Patients and healthcare professionals - ESRS S4

Patients, healthcare professionals and ultimately, healthcare systems are the primary users of Grifols' products and services.

For Grifols, ensuring plasma supply and strengthening self-sufficiency are essential to achieving its objective of expanding access to plasma-derived medicines and other diagnostic solutions.

At the same time, the company seeks to set the benchmark for quality, safety and transparency in the sector by going beyond regulatory requirements.

Impacts, risks and opportunities

S4 CONSUMERS AND END USERS

Material IROs	Type	Description
Personal safety of patients (health and safety, child protection, personal safety)		
Improve patient health and increase their trust	Positive impact, Supply chain	Grifols promotes patient safety and public trust through innovative therapies, enhanced plasma self-sufficiency, stronger donation standards and continuous pharmacovigilance that enables the early management of potential risks.
Quality and safety of products and services	Negative impact, Supply chain	Inadequate quality management or delayed responses to incidents could compromise treatment safety and undermine the confidence of patients and healthcare professionals. Grifols implements strict control and monitoring systems to minimize these risks.
Reputational damage due to claims, investigations or product recalls	Risk	Product liability claims, regulatory investigations or product recalls could generate legal costs and affect stakeholder confidence, with potential reputational implications. Grifols implements quality, compliance and pharmacovigilance systems to mitigate these risks.
Information-related impacts for patients and healthcare institutions		
Responsible and transparent practices	Positive impact, Supply chain	Grifols bases its business model on ethical and responsible commercial and marketing practices, providing transparent information that fosters trust, reinforces understanding of the safe use of products and promotes consumer safety and well-being.
Social inclusion of patients (access to products and services, responsible marketing practices, non-discrimination)		
Access to medicines	Negative impact, Positive impact, Supply chain	Lack of access to medicines can lead to social exclusion of patients in developing countries, while high prices of unsubsidized pharmaceuticals limit access, especially in cost-sensitive regions.
More sustainable healthcare systems	Positive impact, Opportunity, Own operations	Grifols collaborates with various countries to strengthen their plasma self-sufficiency and improve access to essential therapies. It also develops fractionation programs that optimize the use of hospital plasma, contributing to greater efficiency and sustainability in public health systems.

Positive impact | Negative impact | Opportunity | Risk | Own operations | Supply chain

139 Integrated Annual Report 2025

Management of impacts, risks and opportunities The following policies, actions, metrics and targets enable the efficient management of key IROs related to patients, custome rs and healthcare professionals. Material sub - topic Policies Actions Parameters and Targets Personal safety of patients • Patient Policy and Patient organizations Policy • Quality Policy • Donor, Patient and Customer Safety Policy • Anti - Counterfeiting Policy - for medicines and diagnostic systems • Conduct process controls for each batch and final product • Review and monitor production processes • Conduct internal and external audits to ensure product quality • Supplier qualification and evaluation system: Grifols Supplier Qualification Management System • Surveillance, pharmacovigilance and product recall systems • Participate in and promote studies and clinical trials to support scientific advances • Maintain the product quality claim rate ≤ 1 claim / 50,000 units sold/year* • Maintain the number of <1 critical deficiencies identified in external audits (Health Regulatory Authorities) Information and awareness for patients and healthcare institutions • Standard operating procedure for reviewing promotional materials: Grifols Review Process (GRP) • The Patient and Patient Organization Policy guarantees transparency and independence in these relationships • Training on responsible marketing and sales practices • Participation in leading scientific association conferences to enhance learning on products and diseases • Specific awareness campaigns • Health education and scientific dissemination programs for healthcare professionals and organizations, grounded in clinical evidence and regulatory standards • 18,200 training hours for sales teams • Number of patient associations with which Grifols interacted in 2025: 80 Social inclusion of patients • Global Standard Operating Procedure for Grants and Donations to Patient Organizations • Development of new procedures for product donation • Support for humanitarian emergencies • Collaborations with patient organizations • Donation of 240 million international units (IU) of clotting factors to support hemophilia patients in developing countries under the agreement with WFH * Target set for Biopharma. Introduction Sustainability information Sustainable growth Annexes Social | Patients and healthcare professionals 140 Integrated Annual Report 2025

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Social | Patients and healthcare professionals

WE ADHERE TO INTERNATIONAL PRINCIPLES

- International Bill of Human Rights (including the Universal Declaration of Human Rights, the International Covenant on Civil and Political Rights and the International Covenant on Economic, Social and Cultural Rights)
- Declaration of Helsinki
- UNESCO Universal Declaration on Bioethics and Human Rights
- United Nations Guiding Principles on Business and Human Rights
- OECD Guidelines for Multinational Enterprises
- United Nations Global Compact

AND THE PRINCIPLES OF BIOETHICS

AUTONOMY: Every individual has the right to make decisions freely and independently
JUSTICE: Healthcare resources should be distributed equitably and fairly
BENEFICENCE: Grifols strives to achieve the greatest possible benefit for patients while minimizing potential harm
NON-MALEFICIENCE: Our actions must not increase harm to any individual unesco

Promoting active communication[107]

Grifols maintains consistent and open communication with patients and patient organizations (POs), where legally permissible. This includes regular discussions with POs to address areas of mutual interest or concern[108].

Each business unit also has claims, pharmacovigilance and surveillance systems to record and evaluate all notifications from healthcare centers, patients or users regarding potential product quality issues.

Business units have product recall systems with strict procedures to notify health authorities, patient organizations, patients and healthcare professionals about any potential risks associated with recalled products.

Grifols operates a customer service call center and maintains dedicated websites to address inquiries related to the safety, tolerability or efficacy of its products, testament to its commitment to transparency.

In addition to establishing communication channels to maintain open dialogue with patients, patient organizations and healthcare professionals, Grifols aims to serve as a reliable and transparent source of information for these key stakeholders, in line with its commitment to transparency and independence.

Since 1998, Grifols has supported and participated in the Plasma Protein Therapeutics Association (PPTA) Patient Notification System (PNS). This free service directly informs registered users about voluntary or mandatory withdrawals of plasma-derived medicines. Confidentiality is ensured for all registered users[109].

In the diagnostics area, an innovative customer service system was introduced in 2025, featuring 24/7 automated assistance, direct chat with technical experts and real-time multilingual support. The system enhances accessibility, shortens response times and strengthens the company's commitment to agile, personalized and high-quality care for healthcare professionals and patients.

[107] More details are available in the "Responsible Practices" section of this chapter.
[108] More information is available in the section on stakeholder communication channels – Introduction.
[109] More information about the PNS.

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Patient overview

Reach of our treatments in 2025: 132 M people

In 2025, Grifols supported approximately 132 million people worldwide through its portfolio of plasma-derived therapies, hospital solutions and diagnostic technologies:

1M patients relied on plasma-derived therapies for chronic treatments*.

2M patients received plasma-derives therapies for acute conditions.

3M patients were supported through hospital healthcare solutions

126M people benefited from diagnostic solutions, including NAT and BTS testing.

*Estimated chronic patients treated with Grifols products, mainly: IG, FVII, A-1, Tavlesse and 30 % of

Tens

of conditions are treatable with plasma-based therapies

Positive impact on patients*

USD 28,720M

*USD 29,825M in 2024

Grifols proactively promotes access to medicines and patient-assistance programs

An estimated more than two million patients in Europe are affected by one of the 12 most frequently diagnosed rare diseases treatable with plasma-derived therapies, such as hemophilia and primary immunodeficiencies (PIDD)[110].

In parallel, scientific advances are expanding the potential of plasma therapies for the treatment of highly prevalent diseases. Plasma proteins are also used in routine medical care, emergency medicine and surgical procedures, among other clinical settings.

DISEASES AND CONDITIONS TREATABLE WITH PLASMA-BASED MEDICINES[111]

ALBUMIN

- Liver cirrhosis
- Surgery (cardiac and major interventions)
- Intensive care (sepsis, burns, etc.)

IMMUNOGLOBULINS

- Immunodeficiencies
  - Primary (PIDD)
  - Secondary (SID)
- Neurological conditions
  - Chronic inflammatory demyelinating polyneuropathy (CIDP)
  - Guillain-Barré Syndrome
  - Multifocal motor neuropathy (MMN)
- Hematological conditions
  - Immune thrombocytopenia (thrombocytopenic purpura or ITP)
- Neuromuscular diseases
  - Myasthenia gravis (MG)
- Post-exposure prophylaxis for rabies
- Post-exposure prophylaxis and treatment of tetanus
- Hepatitis B immunoprophylaxis

ALPHA-1 ANTITRYPSIN

- Alpha-1 antitrypsin deficiency

CLOTTING FACTORS

- Bleeding disorders
  - Hemophilia A and B
  - Von Willebrand disease (VWD)
  - Rare clotting factor deficiencies
- Trauma-related hemorrhages
- Overdose of anticoagulants or toxic substances that cause bleeding


ALBUMIN
25 g
IMMUNOGLOBULINS
4g
ALPHA-1 ANTITRYPSIN
0.15-0.30g
CLOTTING FACTORS
Factor VIII:300 a 450 UI
Factor IX: 180 a 200 UI

[110] Silvia Rohr and Rianne Ernst "Key Economic and Value Considerations for Plasma-Derived Medicinal Products (PDMPs) in Europe," PPTA.
[111] This information does not imply that Grifols products have received all regulatory approvals for use across all the indications referenced.

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Contributing to patient well-being

Plasma-derived medicines have a profound impact on patient well-being, increasing life expectancy, improving quality of life and reducing potentially life-threatening complications in people with plasma protein deficiencies. Plasma-derived medicines provide relevant and lifelong benefits to the patients who use them. As a result, most plasma-derived medicines are included in the World Health Organization (WHO) List of Essential Medicines for both adults and children. Many are also designated as critical medicines by the EU and U.S.

Benefits of plasma therapies by disease*

	Immunodeficiencies and neurological diseases	Bleeding disorders	Alpha-1 antitrypsin deficiency
Increase in life expectancy	●	●	●
Improved quality of life	●	●	●
Infection prevention	● for IDP and IDS		
Slower disease progression	●	●	●
Prevalence	PIDD: 1/13,500 CIDP: 1/200,000 in children 1 a 7/100,000 in adults PTI: 9.5/100,000	Hemophilia A: 25/100,000 Hemophilia B: 5/100,000 EvW 1/8,500-1/50,000	AADT: 123.7/100,000

* General information on the benefits of plasma therapies. Source: PPTA. More information and details: How Plasma-Derived Medicines Boost Health Value.

Measuring the value of plasma-derived therapies through a systematic, evidence-based approach

Grifols has a global Health Economics & Outcomes Research (HEOR) department responsible for generating scientific, clinical, economic and humanistic evidence to measure the value of its therapies and support decision-making throughout the entire product life cycle. This department systematically assesses the impact of products on healthcare costs and health outcomes, applying internationally recognized methodologies such as cost-effectiveness, cost-utility, cost-benefit and budget impact analyses and, whenever possible, comparing results with standard therapeutic alternatives and other innovations.

These assessments cover virtually all differentiated products marketed and 100% of drugs in advanced clinical stages, both plasma and non-plasma, including immunoglobulins, albumin, alpha-1 (Prolastin), antithrombin and Tavlesse, as well as products in development and strategic diagnostic solutions such as those related to blood typing (BTS) and virus screening in blood and plasma donations (Procleix System).

A significant portion of Grifols' revenue comes from products whose marketing or reimbursement has been supported by formal economic evaluations. Available evidence indicates that several key products demonstrate favorable cost-benefit profiles compared with standard therapies.[112] The department is increasingly integrating real-world evidence (RWE) to complement traditional clinical evidence, drawing on large clinical databases, observational studies and AI-based predictive models. This approach enables the identification of target populations, improved clinical trial design, support for regulatory and reimbursement decisions, detection of underdiagnosed patients and the evaluation of outcomes related to treatment adherence and clinical management in real-world practice settings.

Through these capabilities, HEOR and RWE contribute to improved health outcomes across the patient care continuum:

- In the field of prevention, it generates evidence on disease burden, risk factors and early management in immunodeficiencies, alpha-1 deficiency, liver diseases and other pathologies.
- In the area of diagnostics, it analyzes whether diagnostic tools and processes enable the accurate and timely identification of patients. Through studies based on real-world data, it demonstrates that improving diagnostic accuracy and reducing delays (for example, through extended blood typing, donor screening or early identification of alpha-1 deficiency) helps prevent diagnostic errors, reduce hospitalizations and serious complications, decrease mortality and optimize healthcare costs.
- In the treatment area, it assesses adherence, therapeutic persistence, usage patterns and effectiveness in real-world clinical practice across multiple therapeutic areas, including primary and secondary immunodeficiencies, liver diseases, alpha-1 deficiency and immune thrombocytopenia (ITP). These analyses aim to demonstrate improvements in survival, reductions in adverse events and more efficient use of healthcare resources. The area also supports comprehensive end-to-end solutions, including clinical trial design, the development of economic models for pricing and reimbursement, cost calculation tools and regulatory support.

HEOR and RWE findings are supported by peer-reviewed publications and assessments by HTA agencies (such as NICE). In 2025, the department elevated its impact through broader use of real-world evidence (RWE) in regulatory submissions, continued support for new strategic indications and the consolidation of global economic tools.

[112] Economic evidence and RWE is supported by peer-reviewed publications, including: Albumin: Runken et al. (2019); Kim et al. (2022); Prolastin: Campos et al. (2018); Immunoglobulins: Runken et al. (2019); ATIII: Pfeffer et al. (2025); Tavlesse: NICE TA835 (2022); BTS Diagnostics: Viayna et al. (2022, 2024).

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Driving excellence across the value chain Patients and healthcare professionals are a priority for Grifols. To this end, the company promotes a sustainable and responsible value chain in which quality, safety and sustainability standards go beyond the most demanding regulatory requirements, helping to minimize potential risks and impacts. This highly regulated and vertically integrated value chain, together with the adoption of industry best practices, underpins the safety and quality of treatments and strengthens trust among all stakeholders. Safety and quality are core requirements As a global leader in the healthcare industry, Grifols is dedicated to upholding the highest standards of safety and quality across its products and services. This commitment is led by senior management and integrated into the Code of Ethics for Grifols Executives. The Chief Quality Officer (CQO) is responsible for overseeing the implementation and ongoing maintenance of processes that ensure the quality and safety of all products and services. Grifols’ Corporate Quality Policy reflects the company’s firm commitment to these standards, with the aim of improving health outcomes and delivering long - term, sustainable value for patients, donors, the healthcare community, collaborators and society as a whole. Grifols implements a set of quality policies designed to proactively identify and address potential issues before they arise. The risk management policy includes the identification, assessment and control of risks related to quality, safety and regulatory compliance, while the preventive and corrective action policy is focused on continuous improvement and the effective resolution of nonconformities and process deviations. Additionally, each business unit implements policies and procedures to ensure high standards of quality, safety and efficiency across the value chain. Grifols’ quality system covers all company operations and includes policies for the ongoing training and development of employees, enabling them to carry out their responsibilities in line with the highest quality and safety standards. Grifols regularly evaluates its quality systems and processes through dedicated quality committees that monitor key performance and quality indicators, among other issues. The effectiveness of processes within the Grifols Quality System is supervised through defined quality metrics applied across the product chain. This supervision enables the systematic assessment of the Quality System’s performance and its level of control. Corporate Quality Metrics reflect the company’s commitment to defining, tracking, evaluating and communicating a comprehensive view of the control status of the Grifols Quality System. The supervised metrics are aligned with the Corporate Quality Policy and Grifols' strategic objectives, reinforcing consistent management practices grounded in continuous improvement. In 2025, Grifols received favorable outcomes from the audits and inspections carried out by global health authorities and organizations, evidence of its commitment to quality and safety. In the 2025 fiscal year, Grifols did not identify any impacts or incur any monetary losses related to regulatory non - compliance, fines, notifications or voluntary codes to which it adheres. With respect to FDA Form 483 — issued by the U.S. agency following inspections to identify potential areas for improvement in Good Manufacturing Practices (GMP) — the findings are general in nature and are not considered critical. These observations have not had any impact on the company’s production capacity or annual revenue. In 2025, Grifols’ Quality area initiated a project for the comprehensive digitization of its Quality Management System (QMS) through the implementation of the most advanced solution available, with completion scheduled for 2027. In parallel, artificial intelligence solutions were implemented to support critical processes such as deviation management and audits, in addition to tools applied to GxP processes and the quality system, in line with the directive established by the corporate policy on the Use of Artificial Intelligence in GxP Processes. These initiatives have led to greater operational efficiency, stronger consistency and standardization across production plants, and a more proactive and data - driven approach to quality management. Introduction Sustainability information Sustainable growth Annexes Social | Patients and healthcare professionals 144 Integrated Annual Report 2025

Strict regulations and tight controls Internal control framework Grifols’ plasma product quality and safety program is built on the expertise of its highly trained team, rigorous processes, advanced technologies and full traceability from plasma donation to the marketplace. All materials and processes are closely monitored throughout the supply chain by Grifols’ quality department. This includes process controls and batch - by - batch monitoring of final products, as well as the review and supervision of production processes to ensure compliance with Good Manufacturing Practices (GMP). Systems are in place to escalate relevant events and implement appropriate measures through established Quality Committees, where key performance and quality indicators are regularly monitored. All medical devices are evaluated in compliance with the European REACH regulation (Registration, Evaluation, Authorization and Restriction of Chemicals). Grifols is a member of the National Donor Deferral Registry (NDDR), a voluntary industry self - regulation initiative applicable to donors in the United States to guarantee the quality and safety of donated plasma. Plasma Procurement standards • WHO: recommendations for the production, control and regulation of human plasma for fractionation (WHO Technical Report Series, No. 941). • Regulation (EU) 2024/1938: quality and safety standards for substances of human origin intended for human use. • EMA Guideline on plasma - derived medicinal products. • 21 CFR Part 640: additional standards for human blood and blood products. • Local regulations in countries where blood products are distributed. • PPTA standards: voluntary adherence by Grifols. • European Pharmacopoeia. • U.S. Pharmacopoeia. Biopharma regulations • European Union Good Manufacturing Practices. • Code of Federal Regulations (CFR): 21 CFR 11, 21 CFR 210, 21 CFR. • 211, 21 CFR 600, 601, 610, 630 and 640. • Good Manufacturing Practices of the Pharmaceutical Inspection Co - operation Scheme (PIC/S). • European Pharmacopoeia. • U.S. Pharmacopoeia. • Local regulations in the countries where blood products are distributed. Diagnostic standard s 113 • ISO 13485: Medical devices — Quality management systems — Regulatory requirements. • EU Regulation 2017/746 on in vitro diagnostic medical devices. • 21 CFR 820: Quality System Regulation for Medical Devices. Local regulations of the countries where the products are distributed. External certification s 114 External entities certify the quality systems of all Grifols’ production plants, including the manufacture of its medicines and medical devices: 1. Good Manufacturing Practice certifications from the European Union, the United States and other countries requiring GMP compliance. 2. Plasma Protein Therapeutics Association (PPTA) IQPP & QSEAL certifications: a. International Quality Plasma Program (IQPP) certifications: a voluntary program for plasma collection, including donor management and plasma center operations. b . Quality Standards of Excellence, Assurance and Leadership (QSEAL) certifications: voluntary certifications specific to the manufacturing of plasma - derived medicines, ensuring adherence to stringent quality standards. Introduction Sustainability information Sustainable growth Annexes Social | Patients and healthcare professionals 145 Integrated Annual Report 2025 11 3 More information: https://www.pptaglobal.org/safety - and - quality . 11 4 More information: https://www.pptaglobal.org/material/international - quality - plasma - program - iqpp .

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Internal and external quality audits[115]

Grifols' management team defines and maintains the quality management system, including routine in-house audits of plasma centers, laboratories, production facilities and warehouses to monitor quality standards and ensure compliance with applicable regulations.

The Quality Audit Department conducts routine reviews of all operations.

All plasma centers, manufacturing plants, warehouses and laboratories are regularly inspected by health authorities in the United States (FDA), Europe (EMA) and other countries in compliance with their respective regulations.

PLASMA PROCUREMENT
237 Internal audits.

543 Inspections by health authorities and accredited inspection bodies.

72 Favorable supplier audits.

BIOPHARMA
86 Internal audits.

36 Inspections by health authorities and accredited inspection bodies.

275 Favorable supplier audits.

DIAGNOSTIC
56 Internal audits.
14 Routine inspections by official bodies.
21 Favorable supplier audits.

OTHERS
83 Internal audits.
13 Routine inspections by official bodies.
31 Favorable supplier audits.

BIO SUPPLIES
1 Internal audits.
9 Routine inspections by official bodies.
0 Incidents related to the suspension, revocation, or loss of any license or certification; warning letter, imposed suspension of any regulated activity.

GOOD MANUFACTURING PRACTICES


Plasma Procurement 522
Biopharma, 33
Diagnostic, 11
Others, 12
Bio Supplies, 8

490+ quality control supplier audits performed in 2025*

* In 2024, 390+

[115] Includes the number of inspections by health authorities and accredited inspection bodies, as well as the number of internal inspections.

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Quality controls and supplier audits

Grifols' Supplier Qualification Management System ensures that all raw materials undergo a rigorous and continuous evaluation process, including plasma from external suppliers and critical non-plasma suppliers. Grifols conducts a comprehensive program of routine supplier audits to ensure compliance with GMP regulations and quality standards across all its business units.

Summary of Audits in 2025

Business unit/Area	Type of supplier	Result			
		No. of quality audits	Favorable	Not favorable	Pending evaluation and final report
Plasma Procurement	Raw materials suppliers	47	44	3	0
	Distributors	3	3	0	0
	Transport companies	9	9	0	0
	Service suppliers	17	16	0	1
Biopharma	Raw materials suppliers	214	204	6	4
	Distributors	15	15	0	0
	Transport companies	15	14	1	0
	Service suppliers	42	42	0	0
Diagnostic	Raw materials suppliers	26	16	2	8
	Distributors	2	1	1	0
	Transport companies	0	0	0	0
	Service suppliers	6	4	0	2
Grifols Global Subsidiaries	Raw materials suppliers	0	0	0	0
	Distributors	40	36	4	0
	Transport companies	12	12	0	0
	Service suppliers	15	15	0	0
Others	Distributors	0	0	0	0
	Transport companies	0	0	0	0
	Raw materials suppliers	24	24	0	0
	Service suppliers	7	7	0	0
Bio Supplies	Raw materials suppliers	0	0	0	0
	Distributors	0	0	0	0
	Transport companies	0	0	0	0
	Service suppliers	0	0	0	0

Health, safety and pharmacovigilance measures

As part of Grifols' Quality Policy, the company identifies the critical attributes of its products and applies comprehensive controls covering raw material quality, in-process controls across production and final product testing.

Grifols establishes quality agreements with all distributors with specific provisions on pharmacovigilance, including those operating in countries with less advanced pharmacovigilance or surveillance regulations. These agreements clearly define the responsibilities in this area to ensure that Grifols' rigorous standards are upheld.

The company also has a pharmacovigilance system to monitor any adverse reactions or effects resulting from its medicines, as well as a surveillance system to track adverse incidents due to the use of medical devices and in vitro diagnostic medical devices. In accordance with these frameworks, Grifols operates a reporting system for suspected adverse reactions, effects or incidents that may pose a safety concern.

All activities and requirements of the pharmacovigilance system and the surveillance system for medical devices and in vitro medical devices are detailed in Grifols' standard operating procedures and regularly updated to comply with applicable regulations in all countries where Grifols distributes its products. As part of its quality compliance framework, Grifols conducts routine internal audits of both systems, which are subject to external inspections by the competent health authorities.

Grifols does not outsource primary pharmacovigilance or medical device surveillance and in vitro medical devices activities to third parties. However, certain minor activities specific to the pharmacovigilance of Biopharma products have been outsourced.

147 Integrated Annual Report 2025

Claims system Grifols’ claims system, outlined in its corporate policy, records and evaluates all notifications received from employees, healthcare centers, patients and users regarding concerns about potential product quality issues. In the case of medical devices, technical service activities are linked to the claims management service to ensure all customer requests are assessed. Grifols provides multiple channels for external stakeholders to submit queries related to defective products, including the official Grifols website, email and authorized call centers. When a subsidiary or authorized call center receives a claim concerning a Grifols product or service, it immediately notifies the relevant manufacturing plant. This process ensures that all claims are thoroughly evaluated in accordance with the established claims system. The quality department of each business unit oversees the claims process, including oversight of the relevant investigations; verifying the implementation of corrective and preventive actions, if necessary; notifying the relevant health authorities, if applicable; and informing the customer of the findings from the claim investigation. As part of the Quality System, Grifols establishes processes and controls to identify deviations and determine when to apply corrections, corrective actions or preventive actions. These actions are managed through the CAPA system, which covers investigations arising from claims, product rejections, nonconformities, recalls or revocations, findings from regulatory audits and inspections, as well as trends in process performance and product quality monitoring. The CAPA system serves as a driver of continuous improvement across processes, procedures, organizational structures and business activities. CLAIMS RATIO PER BUSINESS UNIT Biopharma 1 / 42.742 units distributed 2024:1 / 75.417 units distributed Diagnostic 1 / 121.473 diagnostic test 2024: 1 / 170.224 diagnostic tests Bio Supplies 1 / 3.997 units distributed 2024: 1 / 1.651 diagnostic tests Other (medications) 1 / 2.314.482 distributed units 2024: 1 / 3.692.028 units distributed Other (medical products) 1 / 83.638 units distributed 2024: 1 / 114.835 units distributed Introduction Sustainability information Sustainable growth Annexes Social | Patients and healthcare professionals 148 Integrated Annual Report 2025

Product recall system The product recall system is governed by Grifols’ corporate policy on patient and customer safety. This system is developed through standardized operating procedures and subject to internal audits to ensure its effectiveness and compliance with current regulations. It is also subject to regular inspections by the competent health authorities. All Grifols teams involved in potential product recalls, whether voluntary or mandatory, receive specialized training in the proper management of these incidents. Grifols also conducts periodic product recall simulations to test crisis management procedures and protocols, as well as identify and address potential areas for improvement. The product recall system includes specific procedures for notifying health authorities, patient organizations and healthcare professionals about any potential risks associated with recalled products. Grifols operates a call center and maintains dedicated websites for certain products to communicate potential risks. The use of recalled products in clinical trials is strictly prohibited. Over the last five years, Grifols has recorded no mandatory product recalls (Classes I, II and III) due to quality or safety concerns. In 2025, Grifols voluntarily recalled 18 product batches (no recalls during 2024). These voluntary recalls were implemented as a precautionary measure following the detection of an allergic or hypersensitivity reaction rate exceeding internally established thresholds (17 batches), as well as the identification of potential counterfeiting (1 batch). Strict controls ensure full compliance with quality and safety standards, and established processes facilitate a swift and effective withdrawal if necessary. Counterfeit drug prevention system The counterfeiting of medicines and advanced diagnostic systems poses a global risk to patient safety and public health. Plasma - derived medicines are prescription - only and primarily used in hospitals. Grifols collaborates with regulatory authorities to investigate and analyze suspected cases of counterfeit products. The company has an Anti - Counterfeiting Policy to help prevent, detect and report counterfeit products. Under this policy, any suspected or confirmed cases of counterfeit medicines must be promptly reported to the relevant regulatory authorities in compliance with applicable regulations. As part of its staunch support for regulatory authorities in the prevention of counterfeiting, Grifols complies with product serialization and aggregation requirements through the use of track - and - trace technology, as mandated across various countries and regions. In addition to these mandatory measures, Grifols applies further anti - counterfeiting controls, including the identification of vials with a unique code prior to marketing any plasma product and the use of a holographic seal on the packaging to ensure tamper evidence and product authenticity. Grifols regularly undergoes internal audits and inspections to ensure regulatory compliance and conducts due diligence with customers and distributors to confirm they hold the necessary licenses to distribute its products. The company also takes detailed measures for addressing suspected counterfeiting in its contracts and quality agreements with third parties, where applicable. Since 2021, Grifols has not been aware of any incidents leading to raids, seizures, arrests or the filing of criminal charges related to counterfeit product s 11 6 . Introduction Sustainability information Sustainable growth Annexes Social | Patients and healthcare professionals 149 Integrated Annual Report 2025 11 6 For further details, consult the Anti - Counterfeiting Policy.

Cultivating relationships of trust founded on transparency By integrating the knowledge, experience and perspectives of patients, patient organizations, healthcare professionals and healthcare organizations, Grifols advances the development of innovative and personalized treatments, diagnostics, technologies, services and solutions. Patient relations through patient organizations Patient associations and organizations play a vital role in global healthcare systems. They contribute to patient education, advocate for patient rights and support clinical research. At Grifols, these organizations increasingly influence decision - making. Actions and initiatives involving these groups are coordinated and managed by the Global Patient Affairs team. All collaborations with patient associations adhere to applicable transparency principles and country - specific regulations. Grifols also has standardized operating procedures that govern collaboration agreements, grants and donations, ensuring they meet criteria of eligibility, compliance, ethics and transparency. These general principles and commitments are outlined in the Patient and Patient Organization Policy, as well as in other internal procedures. In addition, Grifols publishes annual country - specific reports on the support provided and value transfers made to patient organizations worldwide. Grifols' collaboration includes educational initiatives on the unique nature of plasma - derived medicines and the complexity of their production process; joint advocacy and promotion of improved patient access to plasma - derived medicines; and support initiatives, including employee volunteer efforts and financial resources, all in compliance with current regulations and laws. Grifols engages with more than 70 patient organizations across key therapeutic areas worldwide. In 2025, the company allocated more than EUR 21.2 million to product donations to treat more than 25,000 patients and EUR 8.5 million to support 48 patient associations globally, funding a range of programs and activities. Europe represented a primary focus of these initiatives, with the objective of strengthening engagement and contributing to the professionalization of patient organizations. Collaborations and support programs for patient associations SCOPE IN 2025 Therapeutic areas / diseases • Pulmonology - Immunology & Neurology - Bleeding Disorders 4 geographic regions • North America: focus on the U.S. and Canada • Europe: focus on Spain, France, Germany, Italy, United Kingdom and Nordic countries • Latin America: focus on Brazil and Argentina • Asia - Pacific: focus on Australia Engagement with 70+ patient organizations Through its Patient Organization Grants and Donations Program, Grifols supports projects and initiatives aligned with four strategic priorities: 1. Education and empowerment: ensures that patients are well informed and actively involved in decisions regarding their health. In rare diseases, continuous education for healthcare professionals is equally critical. Grifols contributes through seminars, scientific meetings and the development of specialized training programs and materials to build and maintain clinical knowledge. 2. Awareness and visibility: gives greater visibility to patient communities to foster a sense of solidarity and help bring their needs and challenges onto the political agenda. Grifols contributes by supporting the creation and maintenance of different channels of communication and educational materials. 3. Experience and well - being: the company promotes projects focused on improving disease management. In 2025, Grifols continued to support psychosocial and integrative care programs led by patient organizations across therapeutic areas, applying a comprehensive approach to patient care. 4. Advocacy and access: patient organizations play a central role in advancing equitable access to treatment and addressing plasma shortages, which remain a significant global challenge. In 2025, Grifols strengthened its engagement with these organizations by advancing initiatives to consolidate and amplify their collective voice, with the aim of accelerating diagnosis, improving access to treatment and enabling multi - stakeholder collaboration aligned with patient needs. Introduction Sustainability information Sustainable growth Annexes Social | Patients and healthcare professionals 150 Integrated Annual Report 2025

BUILDING TIES IN 2025 In 2025, Grifols reinforced its commitment to patient engagement by strengthening its collaborations with patient associations worldwide. These partnerships focused on promoting awareness, advocacy and access to timely diagnosis and treatment for various rare diseases treatable with plasma - derived therapies, while reaffirming the value of plasma as an essential raw material. In the area of alpha - 1 antitrypsin deficiency (AATD), the company renewed its support for the Alpha - 1 European Alliance and partnered with the Spanish AATD Network (REDAAT) on the development of the Decalogue of Good Practices in the Management of AATD, aimed at improving disease detection and patient care. Grifols also supported the establishment of Alfa - 1 Norden, and hosted the association as part of its educational program on plasma for patient organizations. This initiative introduced a new component: an upskilling workshop on communication and public speaking, complemented by sessions on plasma - related topics such as market access and diagnosis. In primary immunodeficiencies (PIDD), the company promoted educational and awareness - raising activities with the BCN PID Foundation and ACADIP, including visits to the Parets del Vallès development programs with patient engagement and participation in specialized international forums. Of note, the company supported the continuous improvement and expansion of IDF Australia’s mentoring program, which pairs mentors with individuals seeking guidance. The program offers emotional support, practical advice and shared experiences to help patients navigate challenges and build confidence. To date, it has connected 10 mentor – mentee pairs and trained 16 new mentors, creating a growing network that empowers more patients every year across Australia. In the area of CIDP and Guillain - Barré syndrome (GBS), the company worked with the GBS|CIDP Foundation International and associations in Germany and France to develop educational materials, spearhead awareness campaigns and amplify patient voices. At a European level, Grifols supported EPODIN on a white paper to foster collaboration among clinicians, professional societies, patient organizations and policy - makers. Through this initiative, Grifols aspires to build consensus on principles of patient care for Dysimmune Inflammatory Neuropathies (DIN) and define solutions addressing unmet needs at both national and European levels. Similarly, in the area of immune thrombocytopenic purpura (ITP), Grifols deepened its ties with various organizations including FEDHEMO (Spain), O’Cyto (France) and AAPIT (Italy) on initiatives to inform, support and encourage patient participation in scientific forums. The company also partnered with ITP Support Association to create an informative book for adolescents and young adults diagnosed with ITP, helping fill a critical gap in age - appropriate resources. With this approach, Grifols underscores its mission - driven commitment to advancing patient engagement. Relations with healthcare professionals and organizations Grifols’ interactions with healthcare professionals and organizations contribute to enriching its knowledge and expertise on patient behavior and disease management. This is critical to guiding industry efforts and enhancing the quality of patient care and treatment options. All interactions are conducted with maximum integrity and transparency, regulated by Grifols’ Global Compliance Program. Grifols' Gifts and Hospitality Policy guides employees on appropriate standards and established limits for managing transfers of value and hospitality with healthcare professionals, public officials and other individuals. In the United States, the Sunshine Act (PPS) requires manufacturers and group purchasing organizations (GPOs) of pharmaceuticals, biologicals and medical devices to itemize all information relating to payments and transfers of value made to healthcare professionals and organizations, including physicians, advanced practice providers and teaching hospitals. The Centers for Medicare and Medicaid Services (CMS) publishes reports annually in June based on these disclosures. In the U.S., Grifols adheres to the Healthcare Provider Interaction Codes of the Pharmaceutical Research and Manufacturers of America (PhRMA) and the Advanced Medical Technology Association (AdvaMed) and continues to develop its compliance program in line with updates to the AdvaMed (October 2025) and PhRMA (January 2022) codes. Both codes are grounded in reinforcing ethical standards and principles governing interactions with the healthcare community. Transfers of value made in the U.S. under the Open Payment Program: USD 5M in 2024 +14.9 % vs 2023 Grifols has established a policy and procedure governing the operation of its transparency program to ensure compliance with reporting obligations set by U.S. state and federal government agencies. In line with these principles, Grifols may engage healthcare professionals such as consultants or advisors, provided they are selected based on their qualifications and expertise to meet a specific need. Financial compensation must reflect fair market value for the services provided, and all arrangements must be formalized through written contracts. Grifols provides a transparency - training program for all employees whose roles require regular interaction with U.S. healthcare organizations and professionals. A total of 57 U.S. employees participated in formal transparency training, while the North American Healthcare Compliance team provided information and individual training throughout the year to a broader group of employees. These efforts ensure that all employees involved in these interactions understand and comply with transparency regulations and principles. Introduction Sustainability information Sustainable growth Annexes Social | Patients and healthcare professionals 151 Integrated Annual Report 2025

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Social | Patients and healthcare professionals

In 2015, Grifols voluntarily adopted transparency practices in Europe in alignment with Chapter 5 of the European Federation of Pharmaceutical Industries and Associations (EFPIA) Code, extending them to all corporate divisions and operations[117].

In 2025, for the tenth consecutive year, Grifols detailed all payments and other transfers of value related to medicines and medical technology made to healthcare professionals and organizations in various European countries encompassed in the EFPIA scope.

In accordance with EFPIA criteria in Europe

EUR 21M in 2024

+22 % vs 2023

61 % transfers of value related to R&D

As a member of MedTech Europe, Grifols applies the transparency guidelines set forth by this association through its Code of Ethical Business Practice, additionally reporting on the Training Grants provided in 2024. Furthermore, the company publishes all information relating to transfers of value, broken down by country in accordance with local regulations.

WE PROMOTE AWARENESS CAMPAIGNS

Grifols develops global education and awareness initiatives for both healthcare professionals and the patient community to improve the diagnosis and management of diseases treatable with plasma-derived therapies.

Among these initiatives, in 2025 and within the area of alpha-1 antitrypsin deficiency (AATD), the company launched a campaign directed at pulmonologists focused on early detection and treatment of this underdiagnosed* genetic disease, emphasizing the role of timely diagnosis in preventing disease progression. In neurology, the company developed a series of educational videos on chronic inflammatory demyelinating polyneuropathy (CIDP), in which opinion leaders and nursing professionals share experiences and best practices in the use of immunoglobulin therapies.

These actions reinforce Grifols' commitment to medical education and the continuous improvement of patient care.

* EPOCONSUL: National study that shows the underdiagnosis of DAAT in Spain and real-world evidence data (RWE).

TRANSFERS OF VALUE BY TYPE[118]

TRANSFERS OF VALUE BY TYPE EUROPE* DATA

	2024		2023		2022	
	Euros	%	Euros	%	Euros	%
Services	2,485,567	12 %	1,667,884	10 %	1,558,830	5 %
Contributions to professional healthcare events	1,567,594	7 %	852,979	5 %	534,144	2 %
Contributions to cover costs of healthcare events	3,031,205	14 %	2,679,460	15 %	10,960,788	36 %
Grants**	1,230,706	6 %	392,343	2 %	932,962	3 %
Third-party R+D collaboration	12,801,571	61 %	11,715,442	68 %	16,526,239	54 %
Total	21,116,643	100 %	17,308,109	100 %	30,512,965	100 %

TRANSFERS OF VALUE BY TYPE- U.S. DATA

	2024		2023		2022	
	USD	%	USD	%	USD	%
Services	1,111,664	24 %	1,361,895	33 %	935,321	17 %
Contributions to professional healthcare events	998,654	21 %	843,366	20 %	645,974	11 %
Contributions to cover costs of healthcare events	0	0 %	0	0 %	0	0 %
Grants	1,428,808	30 %	1,383,432	34 %	3,058,171	54 %
Third-party R+D collaboration	1,184,794	25 %	524,084	13 %	1,023,755	18 %
Total	4,723,920	100 %	4,112,777	100 %	5,663,221	100 %

* Transfers of value in Europe as defined by the EPFIA Disclosure Code. ToVs included with one-year intervals.
** Includes research grants. Research data are included in accordance with the EFPIA Disclosure Code definition and do not reflect the total amount invested in R&D. Biotest data includes information from the Biotest AG group under the supervision of Compliance Biotest.

[117] The EFPIA Code includes the following countries: Germany, Austria, Belgium, Bosnia and Herzegovina, Bulgaria, Croatia, Cyprus, Czech Republic, Denmark, Estonia, Finland, France, Greece, Hungary, Iceland, Ireland, Italy, Latvia, Lithuania, North Macedonia, Malta, Norway, Netherlands, Poland, Portugal, Romania, Russia, Serbia, Slovakia, Slovenia, Spain, Sweden, Switzerland, Turkey and Ukraine.
[118] Grifols' corporate website includes a methodological note and country-specific reports on transfers of value made to healthcare professionals and organizations. This information is publicly available.

152 Integrated Annual Report 2025

Responsible marketing practices Grifols develops plasma - derived medicines to treat patients around the world who live with chronic and rare, potentially life - threatening diseases. These therapies are available exclusively by prescription from licensed healthcare professionals. Grifols conducts marketing activities globally directed at healthcare professionals to support optimal patient treatment. The company does not carry out global direct - to - consumer marketing campaigns. In the United States, Grifols complements these efforts with direct - to - consumer educational and awareness initiatives. These activities, which may be branded or unbranded, are delivered through channels such as digital platforms, print media and conference engagements. Their primary purpose is to enhance patient education, disease awareness and understanding of diagnosis, while ensuring alignment with ethical standards and regulatory requirements. The company ensures that all marketing activities and promotional or educational materials comply with applicable laws and regulations, align with industry policies and codes voluntarily adopted by the organization, are appropriate for the intended audience and present information that is truthful, reliable, complete and balanced. Grifols follows a standard operating procedure designed by Compliance that defines the activities and responsibilities related to the approval, review and control of all marketing initiatives. Among others, this includes participation in patient and healthcare congresses, and the development and distribution of promotional and educational materials aimed at external audiences regarding Grifols' products and services. All marketing and patient - directed materials are managed through the Grifols Review Process (GRP), which defines review and approval procedures to ensure compliance with applicable guidelines and responsible marketing practices. This process involves oversight from legal, medical and regulatory departments, using a dedicated electronic system specifically designed for the GRP. Through this rigorous review, Grifols ensures that all communications uphold principles of independence, transparency and professional ethics. All marketing material and content is approved for specific uses in designated countries and may only be used with no alterations. The contents of all promotional and educational materials are routinely reviewed to assure compliance with current regulations and codes. Grifols also provides training on responsible sales and marketing practices in line with its Code of Conduct and Anti - Corruption Policy. In addition, the Commercial Learning & Development area offers courses to strengthen sales teams by combining product knowledge training with core skills development. These programs are structured to enable effective stakeholder engagement while supporting compliance and business growth. In 2025, 322 courses were delivered, benefiting 1,068 employees and accounting for 19,359 training hours. In 2025, one marketing - related claim was received and managed in accordance with established internal procedures, with no financial impact. In prior years, three claims were recorded in 2024, resulting in a total financial impact of EUR 12,000, while in 2023 one claim was received, with no associated financial impact. Packaging, leaflets and labeling The information included in product packaging, leaflets and labels adheres to the applicable standards and regulations in every country where Grifols operates, including Good Manufacturing Practices (GMP) for medicinal products. For medical devices and in vitro diagnostic medical devices, the labeling, reagent instructions for use and user manuals for instruments and software, comply with country - specific regulations, (EN ISO 15223, among others) and incorporate mitigation measures identified through medical device risk management systems (EN ISO 14971) or as required by health authorities. All printed materials are translated into the relevant languages, regularly updated as needed and made easily accessible to users. As of 2025, Grifols has not recorded any incidents of non - compliance related to the information or labeling of its products and services. No such incidents were reported in 2024 or 2023. All informational and labeling materials are reviewed and approved in accordance with internal quality control procedures and applicable regulations. Introduction Sustainability information Sustainable growth Annexes Social | Patients and healthcare professionals 153 Integrated Annual Report 2025 4,780 Materials reviewed Materials approved 4,863 5,159 4,167 4,347 4,689

Access to treatment and diagnosis Program for self - sufficiency in plasma and plasma - derived medicines The World Health Organization (WHO), the Council of Europe and other institutions stress the importance of achieving self - sufficiency in plasma - derived medicines to give patients adequate access to these essential treatments. Specifically, WHO Resolution WHA 63.12 urges member states to establish, implement and support sustainable blood and plasma collection programs. When efficiently managed and nationally coordinated in accordance with the available resources in each country, these programs enable increased self - sufficiency. However, according to WHO figures, only 56 of the 171 reporting countries produce plasma - derived medicines by fractionating nationally collected plasma, while 91 countries report relying entirely on imports for plasma - derived medicine s 11 9 . Currently, European Union countries face a deficit of 5.4 million liters of plasma required to meet treatment demands. Plasma collected in Europe accounts for only 63% of the volume needed to produce essential plasma medicines, while the remaining treatments – primarily manufactured using U.S. plasma – are imported. This heavy reliance on third countries heightens the risk of shortages, as witnessed in 2021 following the COVID - 19 pandemic. Furthermore, this situation creates significant vulnerability to supply chain disruptions, which can result in unjustified delays in treatment. In Spain, the self - sufficiency gap for immunoglobulins stands at 36% 12 0 . As part of its commitment to promoting and improving patient access to treatments, Grifols supports and collaborates with countries to increase their self - sufficiency, thereby strengthening their healthcare systems and reducing dependence on third parties. The company leads this objective through the Grifols Self - Sufficiency Program. In parallel, its global industrial plasma fractionation programs contribute to reducing healthcare costs, promoting better and greater access to plasma treatments, and contributing to more sustainable healthcare systems. COLLABORATION WITH SPAIN'S NATIONAL HEALTH SYSTEM* In 2025, Grifols was awarded the first national plasma fractionation contract in Spain, tendered by the Ministry of Health as part of the National Strategic Plan for Plasma Self - Sufficiency (PENAP). Valued at EUR 281 million, the agreement reinforces Grifols' commitment to advancing self - sufficiency and sustainable access to essential plasma - derived medicines such as immunoglobulin, albumin, and alpha - 1 antitrypsin. The new centralized model replaces the previous regional contracts and consolidates Grifols' position as a strategic partner of the National Health System, guaranteeing the highest standards of quality, safety and innovation in the manufacture of plasma - derived therapies. * More details on Grifols' contribution to the Spanish National Health System can be found in the specific section. PROMOTING SELF - SUFFICIENCY IN CANADA In 2025, Canada advanced toward self - sufficiency in plasma - based medicines with the start of albumin production at Grifols’ new purification and filling plant in Montreal, marking the first plasma - derived medicines manufactured entirely in the country. This milestone is part of the strategic collaboration agreement between Grifols and Canadian Blood Services (CBS), signed in 2022, which aims to strengthen national availability of essential plasma therapies and reduce dependence on foreign suppliers. The Montreal plant, Canada’s only large - scale manufacturing facility for plasma - derived medicines, is the first phase of an industrial complex that will also include a fractionation plant and a purification and filling facility for intravenous immunoglobulin (IVIG). Until the complex becomes fully operational in 2027, certain production activities will continue at the U.S. facility in Clayton, North Carolina. With this infrastructure in place and the expansion of its national donation - center network, which currently includes 15 facilities, Grifols supports the self - sufficiency of the Canadian health system and advances the sustainability and security of the global supply of plasma - derived medicines. PROMOTION OF SELF - SUFFICIENCY IN EGYPT Since 2020, Grifols has been developing the first integrated platform in the Middle East and Africa to supply plasma therapies at national and regional levels. This initiative forms part of a strategic alliance with the Egyptian government to promote self - sufficiency in plasma - derived medicines through a public - private partnership mode l 121 Introduction Sustainability information Sustainable growth Annexes Social | Patients and healthcare professionals 154 Integrated Annual Report 2025 11 9 https://www.who.int/es/news - room/fact - sheets/detail/blood - safety - and - availability . 12 0 Data from the EY study: "Asegurar el tratamiento con inmunoglobulinas en España: necesidad de una regulación alternativa”. 12 1 Grifols Egypt Plasma Derivatives is a joint venture between Egypt’s National Service Projects Organization (NSPO), which hold s 51% of the capital, and Grifols, which holds 49%.

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Introduction | Sustainability information | Sustainable growth | Annexes
Social | Patients and healthcare professionals

Direct initiatives to support patients

Grifols actively works to promote patient access to treatments, especially when extraordinary circumstances may affect or limit this access. Since 2006, the company has been promoting initiatives in the U.S. to support patients without health insurance who require its plasma-derived medicines. Grifols also offers treatments for patients in need of temporary assistance and supports comprehensive programs to help patients effectively manage their diseases.

Grifols provides direct support to patients unable to access treatments due to extraordinary circumstances

Support for the World Federation of Hemophilia

An estimated 400,000 people around the world suffer from severe hemophilia, yet 75% remain untreated. To address this critical issue, Grifols began collaborating with the World Federation of Hemophilia (WFH) Humanitarian Aid Program in 2014, donating clotting factors for hemophilia patients in need of treatment. Grifols' donations also support the WFH's Global Alliance for Progress (GAP) program. In its second decade, this initiative aims to increase the number of patients diagnosed and treated for bleeding disorders, especially in developing countries.

Grifols' 2022-2030 commitment to the World Federation of Hemophilia includes the donation of
240M UI

Emergency aid in strategic partnership with Direct Relief

Grifols collaborates with Direct Relief, a humanitarian organization operating in over 90 countries, to provide healthcare professionals with medical resources following natural disasters and other humanitarian or poverty-related emergencies. This partnership ensures the availability of donated products in the shortest possible time.

Value of medicines donated 2019-2024
EUR 4.9M

Value of medicines donated in 2025
EUR 2.17M

Patients treated in 2025
21,200+

Units of products donated in 2025
11,300+

Supporting patients with alpha-1 antitrypsin deficiency (AATD)

Grifols has patient support programs in various countries for individuals with alpha-1 antitrypsin deficiency (AATD) to support the comprehensive management of their condition. These programs provide training, emotional support and ongoing assistance, as well as promoting physical, dietary and psychological practices that contribute to quality of life and effective disease management.

In Europe, AlfaCare launched in Spain in 2018 with the collaboration of the Alfa-1 Spain Association and the support of a multidisciplinary clinical team including psychologists and patient mentors. Since then, the program has expanded to Germany under the name AlphaCare and to Italy as GriCare. In North America, AATD patient support is provided through the Prolastin Direct Program, which operates in the United States and Canada.

These programs have proven to provide high value to patients, facilitating personalized support and access to support resources adapted to each healthcare context.

7,785+ AATD patients supported in 2025

Program name	Country / Region	No. of beneficiaries in 2025
AlfaCare	Spain	299
AlphaCare	Germany	525
GriCare	Italy	123
Prolastin Direct Program	USA	6,000
Prolastin Direct Program	Canada	838
Total		**7,785**

155
Integrated Annual Report 2025

Improved diagnosis Accurate and timely diagnosis is essential to prevent problems and ensure effective treatments, directly impacting patient safety. Grifols specializes in transfusion and personalized diagnostic solutions that help reduce errors. According to the WHO, these include delays in diagnosis, incorrect diagnosis, missed diagnosis or failure to communicate the diagnosis, all of which can occur at any stage of the diagnostic process. Safe transfusions and tissue donations Through its Diagnostic division, Grifols drives continuous innovation to provide blood and tissue banks with highly sensitive and specific tests to ensure safe transfusions and donations. Grifols assays are based on nucleic acid amplification techniques (NAT), which enable the detection of viruses such as HIV, hepatitis B and C, as well as emerging viruses like Zika and West Nile, and parasites such as those that cause babesiosis. Grifols also develops blood typing platforms to ensure compatibility between donors and recipients. These gel - based assays identify major blood groups like ABO and Rh, as well as detect less common blood groups that are still highly relevant to human pathologies, such as sickle cell anemia and cancer. According to the WHO, 50% of donated blood is collected in developing countries, which represent 80% of the world's population. These countries lack basic measures to ensure safe transfusions and donations are not universally implemented. Grifols is actively working to expand its transfusion diagnostic solutions in emerging markets such as the Philippines, India, Egypt and Indonesia. In China, the company is collaborating with Shanghai RAAS to help progressively raise safety standards in the country's blood donation center s 122,12 3 . In 2025, more than 37.7 million blood donations were analyzed using Grifols' NAT technology and more than 68.1 million blood typing cards with gel technology were supplied. Detection of alpha - 1 antitrypsin deficiency (AATD) AlphaID At Home: the first free, direct - to - consumer program in the U.S . 124 In 2023, Grifols launched the AlphaID At Home Genetic Health Risk Service, the first free, direct - to - consumer program for U.S. residents designed to facilitate genetic detection of Alpha - 1 Antitrypsin Deficiency (AATD). This condition, which has symptoms similar to COPD, is estimated to affect about 1 in every 2,500 Americans. Using AlphaID At Home, individuals can assess their risk of developing lung and/or liver disease associated with Alpha - 1 using a simple saliva sample, without needing to visit a healthcare professional. The service is exclusively approved for use in the United States. Since its May 2023 launch, more than 95,000 AlphaID At Home kits have been requested and over 30,000 people have taken the test. AlphaID : a free screening program for healthcare professional s 125 Grifols also supports AlphaID , a free program aimed at healthcare professionals (HCP - facing) that provides doctors and healthcare centers with AATD genetic detection kits, developed by Grifols - Progenika. Unlike AlphaID At Home, this program is not directed at end consumers. Kits are used in medical offices and health systems in the U.S. and other countries, helping improve AATD diagnosis in different clinical contexts. In 2025, within the framework of the AlphaID program, approximately 36,600 free kits were distributed in the European Union and Latin America, reinforcing the early detection of AATD and supporting healthcare professionals in the identification of this disease. Innovation in personalized diagnostics Grifols is also developing new tests for personalized medicine, focused on prognosis, response prediction and monitoring of biologic drugs, as well as molecular diagnostic and prognostic tests in oncology, autoimmunity, cardiovascular medicine and the central nervous system. Introduction Sustainability information Sustainable growth Annexes Social | Patients and healthcare professionals 156 Integrated Annual Report 2025 12 2 https://www.who.int/es/news/item/17 - 09 - 2024 - get - it - right - make - it - safe - who - highlights - safe - diagnosis - during - global - campaign - for - patient - safety. 12 3 https://datos.bancomundial.org/income - level/paises - de - ingreso - bajo . 12 4 For more information about AlphaID At Home: https://www.alphaidathome.com/ . 12 5 More information: https://www.alphaid.com/en/hcp/home .

GRIFOLS | Introduction | Sustainability information | Sustainable growth | Annexes
Social | Patients and healthcare professionals

PROMOTING SUSTAINABILITY IN GLOBAL HEALTH SYSTEMS

As a complement to its core business, Grifols shares its expertise with other countries by making its facilities, technology, expertise and technical teams available to donation centers and public health organizations. This includes processing surplus plasma, purifying the proteins and returning them entirely in the form of plasma-derived medicines.

Regulated by plasma fractionation service agreements, these public-private collaborations are offered in Spain, Italy and Canada, enabling significant cost savings on plasma-derived medicines for public healthcare systems. In 2023, Grifols extended this service to Egypt, promoting the country's efforts to attain self-sufficiency in plasma-derived medicines.


Savings for health systems
The value of our collaboration:3 pillars
Collaboration with countries to achieve self-sufficiency*
Support for blood banks

For more details, see the section on access to treatment.

GRIFOLS' CONTRIBUTIONS TO SAVINGS IN SPAIN'S HEALTHCARE SYSTEM


72 M EUR
73 M EUR
73 M EUR
103 M EUR
108 M EUR
Savings since 2019
EUR +558 M
2021
2022
2023
2024
2025

Grifols' global plasma-fractionation programs help reduce healthcare costs

This broad-based service is customized to each client (public and private entities) and covers the entire plasma logistics chain, including collection, transportation, testing, analysis, fractionation, purification, dosing and delivery of finished products.

Among other initiatives, the program includes the Quality Program to advise on quality management and assurance systems, and the Academy Program, which offers plasma-related training activities, courses and programs. Additionally, the Grifols Plasma Management Service web solution facilitates communication among the various parties involved in monitoring the industrial plasma fractionation contract to guarantee full traceability throughout the process.

Grifols spearheads a range of additional services to support and address the needs of blood banks, working collaboratively to promote plasma self-sufficiency.

Spain advances its self-sufficiency in plasma-derived medicines

Human plasma has become a strategic resource for Spain's National Health System, serving as an essential raw material for the production of plasma-derived medicines. Increasing plasma donations through apheresis is a top priority, with efforts concentrated on expanding the plasma donor pool.

In 2025, plasma collection in Spain maintained an upward trend supported by action at local, regional and national levels. This approach combined the expansion and optimization of plasmapheresis capacity with donor recruitment and retention initiatives and targeted awareness campaigns. For the fourth consecutive year, these efforts resulted in the collection of more than 400,000 liters of plasma for fractionation and the production of blood products. This volume represents between 40 % and 60 % of the plasma used to manufacture the plasma therapies required in the country. The year also marked a milestone with the launch of the first national plasma fractionation tender.

In this context, Grifols continues to support awareness initiatives and campaigns in line with its commitment to patients and promoting sustainability in global healthcare systems.

Collaborative solutions	**Safety throughout the supply chain**	**Comprehensive production quality control**	**Increased self-sufficiency**	**Patient-focused**	**Savings for healthcare systems**

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GRIFOLS | Introduction | Sustainability information | Sustainable growth | Annexes
Social | Innovation at Grifols

Innovation at Grifols

Grifols reports innovation based on the principle of double materiality, considering both business and sustainability impacts.

Innovation at Grifols focuses on four key priorities: accelerating the development of new therapies, products and services, and driving improvements and new indications for existing ones; supporting competitiveness; optimizing in-house productivity to achieve greater efficiencies; and fostering scientific collaboration, education and research skills to advance knowledge.

In this context, Grifols provides detailed information on its innovation efforts to support a comprehensive understanding of the company.

Impacts, risks and opportunities

Material IROs	Type	Description
INNOVATION		
Clinical trials	Negative impact, SP, OO	Grifols firmly believes that advances in life sciences must be rooted in a humanistic and ethical approach. The company is committed to protecting the rights, safety and well-being of patients involved in the clinical trials it leads or sponsors. The company also advocates for the responsible and ethical use of laboratory animals in trials essential for the development of life-saving therapies.
Promoting knowledge and research for the benefit of society	Positive impact, OO	Grifols promotes research and scientific progress to help drive societal progress. The company offers a differential innovation portfolio, focused primarily on developing treatments and diagnostic solutions. These efforts are further strengthened by the use of artificial intelligence (AI), to integrate sustainability criteria into its product innovation to foster both social progress and environmental protection. In addition, it promotes both the dissemination of rigorous information and the generation of scientific evidence on plasma, strengthening trust in donation and contributing to donor well-being and safety.
Technology and AI to boost efficiency, productivity and development	O	Grifols is committed to incorporating innovative technologies that facilitate the development of new medicines and optimize logistics, generating efficiencies that translate into cost reductions and increased revenue. This approach is complemented by the implementation of artificial intelligence-based solutions, which improve productivity and operational efficiency, reinforcing the competitiveness and sustainability of the business.
Disruptive innovation and loss of competitive advantage	R	Disruptive innovation in the pharmaceutical sector can erode a company's competitive advantage if it does not adapt promptly to new scientific or technological advances. To mitigate this risk, companies must monitor emerging trends and make continuous investments in capabilities and technology.

Positive impact | Negative impact | Opportunity | Risk | Own operations | Supply chain

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GRIFOLS
Introduction | Sustainability information | Sustainable growth | Annexes
Social | Innovation at Grifols

Management of impacts, risks and opportunities

The following policies, actions, metrics and targets enable Grifols to efficiently and effectively manage material innovation-related IROs in alignment with its current reality.

Material sub-topic	Policies	Actions	Parameters and Targets
Innovation	• Human Rights Policy • Animal Welfare Policy	• Deliver excellence in innovation by expanding the focus on platforms (plasma and non-plasma), therapeutic areas and internal and external knowledge to benefit a greater number of patients	• Achieve more than 80% of the defined milestones in innovation projects • Assign at least 75% of R+D investments to products and innovation (NP&I)

Driving innovation through open lines of communication

Effective communication with stakeholders in science, technology and innovation is essential for promoting the development and dissemination of new ideas and projects. Grifols' dual innovation scope promotes knowledge sharing and communication both internally and externally, providing a strategic edge. This approach both informs and actively engages key players within its innovation ecosystem, helping the company drive progress, anticipate changes and build a support network to boost competitiveness.

On an internal level, digital transformation committees and R&D+i project analysis forums are the primary platforms for addressing innovation-related issues–including critical material matters–across the organization.

Externally, academic partnerships with centers of excellence and collaborative innovation programs are vital channels for the exchange of ideas and knowledge.


Dual scope to broaden horizons and accelerate projects
IN-HOUSE SCOPE
Digital innovation
Grifols Scientific Innovation Office (SIO)
Grifols Engineering
Digital Transformation Committee
R&D+i project analyses committees
EXTERNAL SCOPE
Co-innovation programs
Sponsorships of research programs
Investments in research companies
Collaborations with centers of excellence
Grants and awards: Grifols Scientific Awards
Strategic alliances
Academic collaborations

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Integrated Annual Report 2025

Overview of innovation at Grifols R&D+i investments EUR 42 6 M* 6% of income** * In 2024, EUR 382M **In 2024, 5% of income EUR + 1,92 1 M* invested in the last 5 years * In 2024, 1,682M Talent +1,37 9* people dedicated to R&D+i * In 2024, 1,260 people dedicated to R&D+i +40* external researchers * In 2024, 90+ external researches Patents 2,61 6 patents* 594 patent applications** 1,34 1 patents that expire in the next 10 years * In 2024, 2,688 patents ** In 2024, 698 patent applications Innovation is central to Grifols and embedded in its DNA. The company promotes the development of healthcare solutions through substantial investments in both financial resources and talent, leveraging its network of research hubs in the U.S. (California and North Carolina) and Europe. Grifols also operates advanced research platforms that reinforce its leadership in biomedicine. These platforms, together with its investees, support the company's continued contribution to improving the lives of millions and to anticipate the future of medicine. Research platforms • Plasma proteomics, fractionation and purification. • Machine learning - based AI platform for therapeutic target discovery. • Digital platform to identify new protein - disease associations with potential therapeutic interest. • Functional in vitro and in vivo assays in therapeutic areas of interest. • Discovery, expression and manufacture of recombinant monoclonal and polyclonal antibodies. • Artificial intelligence tool for the characterization and improvement of antibody affinity. Other Grifols companies • Araclon – Spain: specialized in the research and development of treatments and diagnostic tests for Alzheimer's disease. • GigaGen – U.S.: dedicated to the discovery and development of recombinant monoclonal and polyclonal antibody - based drugs to treat immunodeficiencies, infectious diseases and immunotherapy - resistant cancers. • Alkahest – U.S.: focused on analyzing and researching the body’s natural regulatory and communication mechanisms embedded in the plasma proteome, which comprises thousands of proteins, with the aim of translating this knowledge into innovative diagnostic solutions and therapies. Introduction Sustainability information Sustainable growth Annexes Social | Innovation at Grifols 160 Integrated Annual Report 2025

Ethical approach to science and innovation For Grifols, advances in life sciences should never be separated from their intrinsic humanistic component. The relevance of ethics in biomedical and technological innovation is paramount to guiding the responsible and sustainable development of science and technology, ensuring these advancements are used for the benefit of humanity. In this regard, scientific progress must always emerge within an ethical social construct. Grifols translates this commitment into action through the Víctor Grifols i Lucas Foundation. Among their competencies, the review committees within the Grifols Scientific Innovation Office oversee and manage all matters related to clinical trials, including those with ethical ramifications. Grifols adheres to the three fundamental and universal principles that govern the ethics of its clinical trials, as outlined in its Human Rights Polic y 12 6 . RESPECT FOR PEOPLE: Respect for an individual’s ability to make decisions freely and independently, and protection of vulnerable groups of people who participate as research subjects. This principle is expressed through informed consent forms. WELFARE: Guarantee the health of people who participate in clinical trials. Risks must be minimized and benefits maximized for all participants. For Grifols, protecting people’s health takes precedence over professional and personal interests, research advances and the search for knowledge. JUSTICE: Research must strike a balance between benefits and risks. All subjects must be treated with equal consideration, with no discrimination in the selection of subjects. Under this principle, participants are never exposed to unsafe situations to benefit another person. There is an obligation to safeguard the rights of vulnerable groups. Clinical trials Clinical trials are critical for advancing medical knowledge and providing innovative medications to individuals affected by specific diseases or conditions. Grifols is committed to protecting the rights, safety and well - being of patients who participate in the clinical trials it leads or sponsors. All clinical research led by Grifols or on its behalf adheres to the standards defined in the International Conference on Harmonization of Technical Requirements for Pharmaceutical Products for Human Use regarding Good Clinical Practice (ICH GCP); the protection of human beings under the Declaration of Helsinki (1964); and applicable local laws and regulations. Clinical trials are described in a detailed protocol, which is submitted to regulatory authorities and external ethics committees for their evaluation. Clinical trials only commence once a favorable decision has been handed down. Participants submit a written, signed and dated informed consent form. The lead researcher (or assigned healthcare professional) provides appropriate information, resolves any doubts and gives potential clinical - trial subjects sufficient time to make an informed decision on their participation. In order to maintain quality control, Grifols implements standard operating procedures to guarantee that clinical trials and their related trial data are documented and communicated according to protocol, ICH GCP principles and applicable regulatory requirements. The company also implements detection procedures that enable clinical professionals to detect and document possible fraud or misconduct in clinical trials. At Grifols, several measures ensure the transparency of data collected during clinical trials, while safeguarding the anonymity of trial subjects and protecting their personal data under the General Data Protection Regulation (GDPR). Grifols also subscribes to the principles of the codes of conduct regulating the treatment of personal data from clinical trials and other applicable clinical and pharmacovigilance research. Information on clinical trials' protocol, status and findings are disclosed on publicly accessible registries, including www.clinicaltrials.gov . In addition, the results of trials conducted in Europe and regulated by Directive 2001/20/EC are published in the EudraCT database (European Union Drug Regulating Authorities Clinical Trials Database). In the case of trials governed by Regulation 536/2014 , 12 7 findings are published on the Clinical Trials Information System (CTIS) platform. Grifols also publicly shares the results of many of its clinical trials at international conferences and in scientific journals. Introduction Sustainability information Sustainable growth Annexes Social | Innovation at Grifols 161 Integrated Annual Report 2025 12 6 Human Rights Policy. 12 7 For more information: ClinicalTrials.gov and EudraCT.

Responsible testing Grifols is committed to the responsible use of laboratory animals when testing is necessary to develop new therapies capable of saving lives. Whether studies are carried out in university settings or in external laboratories, Grifols researchers work closely with regulatory agencies and the Institutional Animal Care and Use Committee (IACUC) to guarantee the safe and ethical treatment of animals. All facilities are approved by the competent authorities where research is conducted. In the U.S., Grifols facilities are certified by the Association for Assessment and Accreditation of Laboratory Animal Care (AAALAC) or equivalent organization, and hold the highest accreditation possible for animal - testing laboratories. All European laboratories comply with Directive 2010/63/EU concerning the protection of animals used for scientific purposes and are assessed by the competent authorities of each country. Grifols research adheres to the “Alternatives and the 3Rs” (Replacement, Reduction and Refinement) protocol, which advocates (i) Replacing the use of animal - testing with alternative techniques or avoiding it completely; (ii) Reducing the number of animals used; and (iii) Refining how experiments are performed to ensure animals suffer as little as possible. Introduction Sustainability information Sustainable growth Annexes Social | Innovation at Grifols 162 Integrated Annual Report 2025

Innovation in treatments Grifols advances research and scientific progress to contribute to societal advancement. The acceleration and development of new plasma - derived and non - plasma treatments and indications are critical to the company’s ongoing efforts to generate a positive impact on patients and society. To this end, Grifols offers a differential product portfolio centered on six core therapeutic areas, while also supporting and integrating projects led by Biotest, Alkahest, Araclon and GigaGen. SIX CORE THERAPEUTIC AREAS Preclinical Phase 1 Phase 2 Phase 3 Phase 4 Regulatory LCM Immunology recIG – IDP Xembify® – LLC Xembify® – Pre - filled syringes Gamunex® in Bags Gamunex - C - IDS Xembify - PDIC Hepatology/ Intensive care Albumin 20% – Cirrhosis – PRECIOUS Albumin 5% – Acute on chronic liver failure – APACHE Pulmonology Alpha - 1 AT 15% (SC) – AATD Alpha - 1 New Generation Prolastin - C – AATD (SPARTA) Hematology Fibrinogen EU – Congenital deficiency and acquired deficiency Fibrinogen US – Congenital deficiency Fibrinogen US – Acquired deficiency Fostamatinib* – ITP – Refractory patients (1) Infectious diseases GIGA 2339 – VHB Trimodulin (IgM) – (EScCAPE) Neurology GRF6019 – Alzheimer's GRF6021 – Parkinson's with dementia Aβvac40** – Alzheimer's (2) AKST4290 – Parkinson's Others GIGA564 – Anti - CTLA - 4 mAb Oncology OSIG (Ocular Surface Immunoglobulin) – Dry Eye Disease * Rights licensed by Rigel Pharmaceuticals in the EU and other countries; 2. Araclon project (Grifols investee). ** Commercialization initiated. Biotest projects Introduction Sustainability information Sustainable growth Annexes Social | Innovation at Grifols 163 Integrated Annual Report 2025

GRIFOLS | Introduction | Sustainability information | Sustainable growth | Annexes
Social | Innovation at Grifols

Promoting high-impact in-house initiatives

Xembify® to prevent infections in patients with secondary immunodeficiency

Clinical trial to evaluate the safety, efficacy and pharmacokinetics of subcutaneous immunoglobulin Xembify® in the prevention of infections in patients with chronic lymphocytic leukemia (CLC), multiple myeloma (MM) and Hodgkin lymphoma (HL) with secondary immunodeficiency (SID).

Double-blind phase 3 clinical trial
+380 Participants
70 Health centers
First patient treated in 2023 · Conducted in the U.S. and Europe

Alpha-1 antitrypsin in pulmonary emphysema

Clinical trial evaluating the efficacy and safety of two intravenous alpha-1 administration regimens (60 and 120 mg/kg/week) in subjects with pulmonary emphysema due to alpha-1 antitrypsin deficiency (AATD).

SPARTA - Double-blind phase 3/4 clinical trial
+339 Participants (recruitment ended in 2023)
Currently in the patient treatment phase
Results in **2026-27**

Milestones and advances in plasma therapies

- The FDA has approved the manufacture of RhoD-C hyperimmune immunoglobulin using the caprylate purification/chromatography process. This immunoglobulin is indicated for use in Rh-negative mothers who experience incompatibility when carrying an Rh-positive baby.
- Prolastin-C, in liquid formulation, was launched in Argentina. It is indicated for the treatment of alpha-1 antitrypsin deficiency (AATD). Argentina is the first country outside the U.S. where this format is marketed.
- The FDA approved the Investigational New Drug (IND) application for the immunoglobulin eye drops being developed by Grifols in collaboration with Selagine. This authorization allows the company to initiate a phase 2 clinical trial to assess the eye drops' safety, tolerability and efficacy for the treatment of dry eye syndrome. The trial will enroll 100 patients. Dry eye syndrome affects more than 100 million people worldwide.
- The FDA has granted IND approval for Gamunex-C in patients with IDS. With this authorization, the phase 3 clinical trial can commence to evaluate the safety, efficacy and pharmacokinetics of Gamunex-C for preventing infections in patients with CLL, MM and HL with IDS. The trial will enroll 50 patients at approximately 30 centers in the U.S. and Europe.
- The FDA has granted Drug Identification Number (DIN) approval for Xembify in chronic inflammatory demyelinating polyneuropathy (CIDP). This authorization enables the initiation of a phase 3 clinical trial to evaluate the safety and pharmacokinetics of Xembify compared with Gamunex-C in patients with CIDP. The trial will enroll 40 patients across approximately 20 centers in the U.S. and Europe.
- Recruitment of the second patient cohort has ended in the phase 1/2 study evaluating the safety and tolerability of subcutaneous administration of two alpha-1 15% AATD regimens.
- Positive results have been reported from the phase 2/3 study of Flebogamma®-DIF 5%, which evaluates safety and long-term efficacy in patients with post-polio syndrome (PPS). The study demonstrated a statistically significant improvement in physical performance compared with placebo after one year of treatment. It is estimated that between 12 and 20 million polio survivors are at risk of developing PPS.
- The main results of the phase 3 PRECIOSA clinical trial have been presented. The trial evaluated the long-term use of albumin (Albutein® 20%) in 410 patients with decompensated cirrhosis and ascites across 14 countries in North America and Europe. The data showed that patients treated with this plasma-derived drug in combination with usual medical therapy achieved improved transplant-free survival at three months compared with those receiving standard treatment. Although the trial did not meet its primary endpoint, improvements in overall survival and reductions in disease-related complications were also observed.
- The SUNSHINE study, a phase IIIb clinical trial, has been initiated, with the primary aim of obtaining European Union authorization for home self-infusion of Prolastin. The study includes 33 patients with AATD in Germany.
- The FDA approved the PAS (Prior Approval Supplement) to introduce a new presentation of Gamunex-C in a flexible sterile bag (Flexibag) as an alternative to the current glass vial presentations.

NUMBER OF R+D PROJECTS ON PLASMA THERAPIES BY DEVELOPMENT PHASE

Phase	Percentage of projects	Number of projects	Percentage of R&D budget invested
Total	100 %	87	100 %
Discovery	20 %	17	4 %
Pre-clinical development	13 %	11	6 %
Clinical trial approval process	14 %	12	27 %
- Phase I clinical trial	1 %	1	0 %
- Phase II clinical trial	2 %	2	7 %
- Phase III clinical trial	10 %	9	20 %
Post-commercialization studies	6 %	5	18 %
CMC & Other projects	48 %	42	45 %

164 Integrated Annual Report 2025

GRIFOLS | Introduction | Sustainability information | Sustainable growth | Annexes
Social | Innovation at Grifols

Leveraging Biotest's full potential

In 2025, Grifols continued to advance and support Biotest's R+D projects, which complement and enhance its innovation portfolio, expanding the availability of plasma-derived therapies in benefit of patients worldwide.

MAIN PROJECTS IN THE PIPELINE

Fibrinogen
Phase 3 clinical trial of the Adjusted Fibrinogen Replacement Strategy (AdFirst) for treating significant bleeding in patients undergoing major spinal surgery or surgery for pseudomyxoma peritonei (PMP).

Trimodulin
A new polyclonal antibody preparation with a high content of immunoglobulins (IgM, IgA and IgG) to treat severe community acquired pneumonia (sCAP).

Milestones and progress in 2025

- Congenital fibrinogen deficiency (CFD): In 2025, Grifols received FDA acceptance of a Biologics License Application (BLA) for BT524 for the treatment of congenital fibrinogen deficiency (CFD). In addition, the *Journal of Thrombosis and Haemostasis* published the clinical trial results, providing peer-reviewed evidence of the product's efficacy and safety in support of the approval process. The product was launched in Europe in late 2025, and commercialization in the United States is expected in 2026.
- Acquired fibrinogen deficiency (AFD): Grifols presented positive preliminary results from the phase 3 AdFirst trial with fibrinogen at the 44th International Symposium on Intensive Care & Emergency Medicine (Brussels, Belgium) and at the American Society of Anesthesiology (ASA) Annual Meeting 2025 (San Antonio, Texas, U.S.). The results, published in *eClinical Medicine*, a scientific journal of The Lancet group, showed that fibrinogen concentrate was as effective as standard treatment in reducing intraoperative blood loss in patients with acquired fibrinogen deficiency (AFD) and demonstrated an excellent safety profile. The trial included 200 patients. Following discussions with the FDA, Grifols decided to strengthen the clinical evidence with U.S. patients before seeking approval for the indication of acquired fibrinogen deficiency in the U.S., with the objective of consolidating its long-term position and supporting the adoption of fibrinogen concentrates as the standard of care in the country.
- Biotest's Yimmugo®[128], a next-generation immunoglobulin G (IgG Next Generation) for the treatment of primary immunodeficiencies—a condition affecting 1 in 1,200 Americans—was launched in the United States. Kedrion Inc. is responsible for distribution in the U.S. market[129].

Other initiatives in neurodegenerative diseases

Alkahest

Grifols continues to deepen its understanding of the plasma proteome through Alkahest to discover plasma proteins associated with aging. This advancement would expand the therapeutic potential of plasma across a range of diseases, particularly those affecting the central nervous system. In this context, the company is developing clinical programs with plasma fractions and small molecules in patients with Alzheimer's disease and Parkinson's disease.

Chronos-PD, a disruptive project

In 2025, Grifols completed the first phase of a collaboration with the Michael J. Fox Foundation for Parkinson's Disease Research (MJFF), focused on identifying plasma biomarkers to enable early diagnosis of the disease. The pilot study analyzed thousands of longitudinal samples from Grifols' plasma bank, which comprises more than 100 million samples collected over approximately 15 years. The analysis was conducted by Alkahest using advanced technologies, including plasma proteomics and artificial intelligence, and the results will be presented at an upcoming conference.

This project forms part of Grifols' strategy to advance disruptive projects and strategic collaborations that expand scientific innovation across therapeutic areas. This approach includes rigorous assessment of potential partners, technologies and patents that complement its research initiatives and reinforce an open, science-based innovation model focused on generating solutions with high clinical and social impact.

[128] Learn more about Yimmugo®.
[129] For more details: Pipeline.

165 Integrated Annual Report 2025

Araclo n 130 Grifols acquired a stake in Araclon Biotech in 2012. Since then, it has supported and promoted its growth as a pioneering developer of projects to diagnose and treat Alzheimer’s disease. These projects include: ABvac40, an Alzheimer's vaccine In 2025, additional results from the phase 2 clinical trial of ABvac40, an active vaccine against the Aβ40 peptide for the treatment of early - stage Alzheimer’s disease (AD), were presented at the International Conference on Alzheimer’s and Parkinson’s Disease and Related Neurological Disorders (AD/ PD 2025), held in Vienna. The final results showed a favorable safety profile and a robust and durable immune response against Aβ40, thereby meeting the primary objectives of the clinical study. Although the trial was not designed to determine efficacy on neuropsychological scales and other disease markers, promising differences were observed between the vaccine and placebo groups across certain exploratory secondary efficacy endpoints. A lower incidence of amyloid - related imaging abnormalities (ARIA) was also observed, together with favorable trends in cognitive function and reductions in brain atrophy in patients treated with ABvac40 compared with the placebo group. These findings are consistent with the vaccine’s proposed mechanism of action. The results of the trial, conducted in 124 patients with mild cognitive impairment or very mild Alzheimer’s disease, were published in the prestigious Alzheimer’s & Dementi a journal. ABtest - MS in the early detection of Alzheimer's In addition to the Abtest - IA ELISA assays for the analysis of beta - amyloid peptides in human plasma, which have shown potential for identifying brain changes associated with Alzheimer’s disease in cognitively normal individuals, Araclon has developed an assay, ABtest - MS, to simultaneously determine total levels of Aβ40 and Aβ42 in plasma using liquid chromatography coupled with mass spectrometry. Results from the Clinical Validation Study of ABtest - MS in a population with mild cognitive impairment (MCI) were presented at the 2025 AD/PD conference. The data showed that a predictive model based on the plasma biomarker Aβ42/Aβ40, measured by ABtest - MS, together with age and APOE genotype, can predict the presence of amyloid deposits in the brain — the main diagnostic marker of Alzheimer’s disease — with nearly 90% accuracy. In addition, the model enables a reduction of more than 70% in the need for invasive tests such as lumbar puncture or brain PET scans. The study’s findings were published in the journal Frontiers in Aging Neuroscience . * An article summarizing the conclusions of the five - year longitudinal analysis in the FACEHBI Cohort (ACE Foundation, Barcelona), together with the results of other studies and collaborations, is planned for publication. Non - plasma innovation Gigage n 131 GigaGen is dedicated to the discovery and development of recombinant polyclonal antibody - based drugs to treat immunodeficiencies, infectious diseases and immunotherapy - resistant cancers. Its patented technology platforms enable the discovery of potent monoclonal antibody therapeutics and a new class of drugs: recombinant polyclonal antibodies. Among other projects, GigaGen is developing polyclonal antibody libraries targeting pathogens responsible for recurrent infections in immunocompromised patients. Continuation of the phase 1 clinical trial for hepatitis B virus In 2025, the phase 1 clinical trial evaluating the safety and tolerability of GIGA - 2339, GigaGen’s first recombinant polyclonal candidate for the treatment of hepatitis B virus (HBV) infection, continued as planned. GIGA - 2339 contains more than 1,000 recombinant human antibodies against HBV that mimic the body’s natural immune response and have the potential to clear the virus from the body and activate an immune response. There is currently no cure for HBV, which affects more than 296 million people worldwide and causes more than 800,000 deaths every year. Progress on phase 1 clinical trial of the monoclonal antibody, GIGA - 564 In 2025, GigaGen’s phase 1 clinical trial evaluating GIGA - 564 for the treatment of advanced solid tumors successfully completed recruitment for the phase 1a dose - escalation stage and continues to enroll patients in the phase 1b multiple - dose cohorts. GIGA - 564 is a CTLA - 4 - targeted immunotherapy with a unique mechanism of action. The trial is being conducted by researchers at the U.S. National Cancer Institute (NCI) in close collaboration with the GigaGen and Grifols teams. Introduction Sustainability information Sustainable growth Annexes Social | Innovation at Grifols 166 Integrated Annual Report 2025 13 0 For more details: https://www.araclon.com . 13 1 For more details: GigaGen.

Innovation in diagnostics Grifols also drives social progress by leading research and scientific advances in the diagnostics field. Its contributions and innovations in transfusion diagnostics for the screening and typing of blood, plasma and tissue donations are key to modern medicine, contributing to enhanced safety, quality and efficacy in blood transfusions and tissue donations. Among their benefits, these innovations guarantee compatibility between donor and recipient, prevent disease transmission and optimize blood product inventories, enabling rapid and effective responses in critical situations. Grifols’ technology has a significant positive impact on society by improving diagnoses and treatments in this area. In 2025, as part of the Space for U project, a new educational center was inaugurated in Sant Cugat del Vallès (Barcelona) dedicated to training Diagnostics technical service teams. Each year, more than 100 training sessions are delivered, with the participation of over 300 professionals. Key milestones in 2025 Grifols continued to consolidate its leadership in transfusion safety: • A Biologics License Application (BLA) was submitted to the FDA for Procleix UltrioPlex W, a donor screening assay that combines the detection of five pathogens in a single test: human immunodeficiency virus type 1 (HIV - 1), type 2 (HIV - 2), hepatitis C virus (HCV), hepatitis B virus (HBV) and West Nile virus (WNV). Grifols also plans to seek approval in Europe through CE marking. • Grifols submitted a license application to the FDA and to regulatory authorities in Malaysia and Thailand for Procleix Plasmodium. This NAT assay detects five major species of Plasmodium, the parasite that causes malaria. The company expects to obtain the necessary authorizations in 2026. The assay has already been approved in Europe and parts of South America, underscoring Grifols’ commitment to innovation and transfusion safety. Blood typing solutions • Production of DG Gel cards has commenced at the new plant in San Diego, California, marking an important milestone in meeting growing demand in the U.S. transfusion medicine market, which is expected to reach USD 1,200 million by 2030. The plant has also begun manufacturing red blood cell reagents formulated at a concentration of 0.8%. • FDA approval of Data - Cyte Plus P 0.8%, Grifols’ first red blood cell profile with a papainized reagent designed to identify irregular antibodies. Main lines of innovation • A strategic alliance with IBL International GmbH will expand Grifols’ clinical diagnostics offering. A new platform is expected to be launched in the coming years, enabling laboratories to perform multiple analyses simultaneously from a single sample, optimizing operations and ensuring greater accuracy of results. Based on Grifols’ molecule counting technology, it will initially focus on biomarker panels for neurological and oncological diseases. • Patient enrollment has begun for a genetic study of thrombophilia, a condition characterized by an increased tendency for blood clotting. The study uses saliva samples to detect abnormalities, including antithrombin deficiency, protein C and S deficiencies and the Factor V Leiden mutation, using the Grifols Progenika test. • Launch of a 24/7 automated customer support system. Introduction Sustainability information Sustainable growth Annexes Social | Innovation at Grifols 167 Integrated Annual Report 2025

GRIFOLS | Introduction | Sustainability information | Sustainable growth | Annexes
Social | Innovation at Grifols

Digital innovation

The company's organizational environment and growth opportunities position digital innovation as a cross-cutting focus for Grifols. Under the leadership of the Chief Digital Information Officer (CDIO), the company continues to advance its efforts to explore, evaluate and enhance digital tools that add value to Grifols' business model.

In 2025, the company made further inroads on its digital transformation, building on the capabilities developed since 2018 to implement a comprehensive redesign of its community and ecosystem, based on a local approach with a global vision.

In Germany, Biopharma integrated the OneKey solution into its CRM system. The tool provides up-to-date information on healthcare professionals and organizations, and improves data accuracy, increases operational agility, avoids duplication and saves time. Spain is expected to be the next country to implement the solution.

Grifols' digital strategy is based on three key pillars:

1. Digital Boost: drives the implementation of innovative initiatives.
2. Literacy and Spread: focused on effectively communicating the actions taken to proactively foster cultural change.
3. Digital Networking & Open Innovation: promotes openness to new external ideas and the creation of a forum conducive to the adoption of innovative approaches.

This broad-based strategy fosters innovation from within and positions Grifols as a proactive player in adopting new ideas and industry practices. The company also promotes innovation through external collaborations. One example is Grifols' partnership with Google to develop and implement the GIGA program (Grifols Innovation with Google Academy). Among its objectives, GIGA aims to drive experimentation with new digital technologies and promote cultural change within Grifols teams in relation to its digital innovation processes.

Another example is Grifols' 2023 incorporation in the Barcelona Health Hub (BHH), dedicated to promoting innovation and interaction in the digital health space. The BHH's more than 350 members include startups, healthcare institutions, universities, large corporations and investors.

DIGITAL INNOVATION: AREAS OF IMPACT

Commercial	**Industrial**	**Plasma**
Customer + value	Value chain and operations + optimization	Donors + experience + efficiency
R&D	**Quality**	**Corporate**
New sources of value	+ security	+processes +employee experience

Integrating new artificial intelligence solutions

In recognition of the transformative potential of artificial intelligence, Grifols is advancing its implementation to support more efficient and sustainable production processes, while assessing its application in strategic areas such as R&D.

Within this framework, the company has advanced key initiatives to strengthen scientific innovation through artificial intelligence. In the regulatory area, generative AI solutions have been implemented to accelerate the preparation of scientific and regulatory documentation, thereby improving efficiency and supporting regulatory compliance.

In collaboration with Alkahest, AI-based proteomic analyses have been applied to identify early biomarkers of Parkinson's disease, supporting precision medicine and early diagnosis.

In parallel, GigaGen's machine learning platform has contributed to the accelerated design of new therapeutic polyclonal antibodies, expanding Grifols' portfolio of non-plasma products.

Looking ahead to 2026, the company is developing additional capabilities to further accelerate its R&D pipeline, including AI-enabled tools for *in silico* product discovery and advanced platforms to support clinical development.

Manufacturing innovation

Grifols is advancing more efficient and sustainable production processes in line with its growth strategy. Through its internal engineering department and collaborations with institutions and organizations, the company is evaluating options for the implementation of new technologies, automated systems, digitalization, artificial intelligence and new materials, among others.

New chromatography module in Canada

The expansion of the immunoglobulin purification plant in Montreal, Canada, includes a new specialized chromatography module. Designed by Grifols Engineering, this complex module comprises 80 valves and 150 components and reflects a year of development. It removes unwanted proteins during the Gamunex manufacturing process, ensuring product purity.

168 Integrated Annual Report 2025

Collaborations and research support Ten years of the Grifols Chair for the Study of Cirrhosis and Albumin* Grifols established the Grifols Chair for the Study of Cirrhosis in 2015 as a private, international chair under the European Foundation for the Study of Chronic Liver Failure (EF - Clif). The project is led by Professor Richard Moreau, CEO of EF - Clif. A Grifols representative serves on the foundation's executive board. In celebration of its tenth anniversary, the Grifols Chair held its first symposium in 2025 under the theme “Translating Science into the Clinic.” The forum presented the latest advances in immune dysfunction and omics - driven research in chronic liver diseases and other inflammatory conditions. EUR 8M in the last 5 years to boost research into liver diseases. ISR program sponsorship* Grifols’ investigator - sponsored research (ISR) advances scientific knowledge of plasma proteins by supporting pre - clinical and clinical research. EUR 9.2M in the last 5 years to research projects that complement public - sector investment. Grifols Scientific Awards and Research Grants* These distinctions promote and showcase innovative proposals developed to enhance people’s health, well - being and quality of life. EUR 5.8M in the last 5 years to scientific awards and research grants. Introduction Sustainability information Sustainable growth Annexes Social | Innovation at Grifols 169 Integrated Annual Report 2025

Governance of a listed company 171 Grifols' share capital 171 Governing bodies 172 Sustainability governance 177 Performance and remuneration 179 Business conduct - ESRS G1 182 Impacts, risks and opportunities 182 Ethics, integrity and human rights form the foundation of Grifols' corporate culture 185 Animal welfare 190 Grifols Ethics Line and whistleblower protection 191 Political commitment and activities with advocacy groups 193 Supplier relationship management 194 Alliances, partnerships and sponsorships 197 Digital security and resilience 198 Impacts, risks and opportunities 198 Cybersecurity and operational resilience 199 Data protection and privacy 201 Risk management and control 203 Governance framework 203 Risk management process 205 Principal risks 206 Promoting a risk culture 208 Governance

GRIFOLS | General | Environment | Social | Governance | Annexes

Governance of a listed company

Grifols advances the creation of long-term sustainable value through a solid and strategically-oriented corporate governance framework aligned with recognized best practices. Its governance model is underpinned by principles and standards to ensure efficient, transparent and responsible management, reinforcing confidence among investors and key stakeholders.

Grifols' share capital

Grifols is a publicly listed company with no extra-statutory or concerted actions among shareholders. In addition, there are no statutory, legal or other restrictions on the transferability of its securities or on the exercise of voting rights[132].

Grifols S.A. share capital currently stands at EUR 119,603,705 represented by 687,554,908 shares, which are fully subscribed and paid. The company's shares fall into two categories:

- Class A shares: 426,129,798 ordinary shares with voting rights and a par value of EUR 0.25 each, listed on the Barcelona, Madrid, Valencia and Bilbao Stock Exchanges and the Spanish Continuous Market System.
- Class B shares: 261,425,110 non-voting shares with certain preferential economic rights and a par value of EUR 0.05 each, listed on the Barcelona, Madrid, Valencia and Bilbao Stock Exchanges and the Spanish Continuous Market System. Class B shares carry a preferential dividend of EUR 0.01 each.

Grifols paid an interim dividend on August 13, 2025. The gross amount was EUR 0.15 per share for both Class A and Class B shares.

- Grifols has two American Depositary Receipts (ADRs) programs in the United States: ADR Level I for Class A shares and ADR Level III for Class B shares. Level I ADRs are traded in U.S. dollars on the OTC markets, while Level III ADRs are listed in U.S. dollars on NASDAQ.

ENHANCING COMMUNICATION AND BUILDING TRUST

As a publicly listed company, Grifols has several channels to deliver clear, in-depth and timely information to its shareholders, including financial statements and sustainability reports. At the same time, it maintains regular contact with investors through roadshows, webinars and meetings. The company is dedicated to integrating sustainable and responsible practices in its operations and assessing its environmental and social impact.

LEGAL FRAMEWORK AS A LISTED COMPANY

Grifols is a publicly listed company in Spain and the United States, and complies with all applicable legislation in both jurisdictions.

Internal regulatory framework

- Articles of association
- General Shareholders' Meeting regulations
- Board of Directors regulations
- Codes, internal regulations and corporate policies

External regulatory framework

- Capital Companies Act (Ley de Sociedades de Capital), Securities Markets and Investment Services Act (Ley de los Mercados de Valores y de los Servicios de Inversión), and other applicable Spanish and U.S. legislation.
- Code of Good Governance of Listed Companies issued by the CNMV.

SHAREHOLDER COMPOSITION


Class B
38%
Class A
62%
56.31%
31.03%
4.28%
3.17%
3.13%
1.06%
1.02%
Floating capital: 56.31%
Related shareholders and board of directors: 31.03%
Blackrock: 4.28%
Mason Capital: 3.17%
Flat Footed: 3.13%
Armistice Capital Master Fund: 1.06%
Treasury stock: 1.02%

132 For more detailed information, see Grifols' corporate website www.grifols.com.

171 Integrated Annual Report 2025

GRIFOLS | General | Environment | Social | Governance | Annexes

Governing bodies

The General Shareholders' Meeting is Grifols' sovereign governing body. The company encourages all shareholders to attend, requiring no minimum share capital. Grifols' 2024 Ordinary General Shareholders' Meeting took place on June 5, 2025, with 69.72% of voting capital represented. Grifols' shareholders approved all proposals submitted to a vote[133].

The Board of Directors is Grifols' highest decision-making body. In accordance with Article 20 of the Articles of Association and Article 7 of the Regulations of the Board of Directors, the Board is responsible for the management and legal representation of the company, and must comprise no fewer than three and no more than fifteen members. Pursuant to the resolution adopted at the most recent Annual General Meeting of Shareholders, the Board is currently composed of twelve directors. As of December 31, 2025, the Grifols Board of Directors was composed of 12 members (13 members as of December 31, 2024)[134].

Board members serve four-year terms, without prejudice to their indefinite re-election for subsequent terms of the same duration. All committees are made up entirely of independent directors. This applies to the Appointments and Remuneration Committee, the Audit Committee, the Sustainability, Communication and Reputation Committee, and the new Strategy Committee.

Since April 1, 2024, all executive functions have been vested in the CEO, aligning the company with recognized governance best practices. Since September 2024, the Chair of Grifols has been non-executive. Víctor Grifols Roura remains Honorary Chairman following his resignation as a member of the Board of Directors on December 18, 2023.

Grifols publishes a Corporate Governance Report* once a year. Approved by the Board of Directors, it provides detailed information on its ownership and management structures, among other relevant issues.

Strengthening governance in 2025

In 2025, Grifols established a new Strategy Committee and expanded the mandate of its former Sustainability Committee, which has been renamed the Sustainability, Communication and Reputation Committee.

These changes to the Board committees, together with the measures implemented in 2024 reinforce the separation between ownership and management, support the continued advancement of the corporate governance strategy initiated in 2022.


GENERAL SHAREHOLDERS' MEETING
Board of Directors
Appointments and Remuneration Committee
Audit Committee
Sustainability, Communication and Reputation Committee
Strategy Committee
CEO
Executive Team

[133] For more detailed information, visit the corporate website.
[134] Information about Grifols' board committees and their members, statutes, regulations and operating reports is publicly available on Grifols' corporate website under "Committees".

172 Integrated Annual Report 2025

GRIFOLS | General | Environment | Social | Governance | Annexes

Board of Directors at the close of 2025 fiscal year



VICTOR GRIFOLS ROURA
HONORARY PRESIDENT
NON-DIRECTOR



ANNE-CATHERINE BERNER
NON-EXECUTIVE CHAIR
MEMBER OF THE SUSTAINABILITY COMMUNICATION AND REPUTATION COMMITTEE
MEMBER OF THE STRATEGY COMMITTEE



NACHO ABIA
CHIEF EXECUTIVE OFFICER



RAIMON GRIFOLS ROURA
PROPRIETARY DIRECTOR
VICE CHAIR
MEMBER OF THE SUSTAINABILITY, COMMUNICATION AND REPUTATION COMMITTEE
MEMBER OF THE STRATEGY COMMISSION



VICTOR GRIFOLS DEU
PROPRIETARY DIRECTOR
MEMBER OF THE APPOINTMENTS AND REMUNERATION COMMITTEE
MEMBER OF THE STRATEGY COMMITTEE



ALBERT GRIFOLS COMA-CROS
PROPRIETARY DIRECTOR
MEMBER OF THE SUSTAINABILITY, COMMUNICATION AND REPUTATION COMMITTEE



TOMÁS DAGÁ GELABERT
DIRECTOR OTHER EXTERNAL
MEMBER OF THE APPOINTMENTS AND REMUNERATION COMMITTEE
MEMBER OF THE STRATEGY COMMITTEE



ENRIQUETA FELIP FONT
INDEPENDENT DIRECTOR
MEMBER OF THE SUSTAINABILITY, COMMUNICATION AND REPUTATION COMMITTEE



SUSANA GONZÁLEZ RODRÍGUEZ
INDEPENDENT DIRECTOR
MEMBER OF THE APPOINTMENTS AND REMUNERATION COMMITTEE
MEMBER OF THE SUSTAINABILITY, COMMUNICATION AND REPUTATION COMMITTEE



MONTSERRAT MUÑOZ ABELLANA
INDEPENDENT DIRECTOR
MEMBER OF THE AUDIT COMMITTEE MEMBER OF THE APPOINTMENTS AND REMUNERATION COMMITTEE



ÍÑIGO SÁNCHEZ-ASIAÍN MARDONES
INDEPENDENT DIRECTOR
MEMBER OF THE AUDIT COMMITTEE
MEMBER OF THE STRATEGY COMMITTEE



PASCAL RAVERY
INDEPENDENT DIRECTOR
MEMBER OF THE AUDIT COMMITTEE



PAUL S. HERENDEEN
PROPRIETARY DIRECTOR
MEMBER OF THE APPOINTMENTS AND REMUNERATION COMMITTEE

NURIA MARTÍN BARNÉS
NON-DIRECTOR SECRETARY OF THE BOARD OF DIRECTORS
SECRETARY (NON-MEMBER) OF THE APPOINTMENTS AND REMUNERATION COMMITTEE
SECRETARY (NON-MEMBER) OF THE SUSTAINABILITY, COMMUNICATION AND REPUTATION COMMITTEE SECRETARY (NON-MEMBER) OF THE STRATEGY COMMITTEE

LAURA DE LA CRUZ GALÁN
DEPUTY SECRETARY (NON-DIRECTOR) OF THE BOARD OF DIRECTORS
SECRETARY (NON-MEMBER) OF THE AUDIT COMMITTEE

Meetings in 2025

Board of Directors
14 Meetings
Attendance rate 97.09 %

Audit Committee
13 Meetings
Attendance rate 97.44 %

Appointments and Remuneration Committee
6 Meetings
Attendance rate 100 %

Sustainability, Communication and Reputation Committee
4 Meetings
Attendance rate 100 %

Strategy Committee
2 Meetings
Attendance rate 100 %

- On February 25, 2025, the board of directors announced that it would not propose the re-election of director Thomas Glanzmann as member and Chair of the Board of Directors of Grifols, at his own request[135].
- Mr. Glanzmann's voluntarily departure became effective on June 5, 2025.
- On June 5, 2025, the Shareholders Annual General Meeting approved the appointment of Anne-Catherine Berner as Non-Executive Chair of Grifols, the re-election of Víctor Grifols Deu as a director and the ratification of the co-optation of Pascal Ravery as director.appointment by proportional representation of Paul S. Herendeen as a director[136].

[135] More information about the board members and their professional background can be found on the corporate website/BOARD OF DIRECTORS.
[136] Further information on remuneration is provided in the Remuneration of Directors section in the Annual report.

173 Integrated Annual Report 2025

Anne - Catherine Berner becomes Non - Executive Chair In February 2025, Grifols announced the appointment of Anne - Catherine Berner as Non - Executive Chair, succeeding Thomas Glanzmann, who stepped down from his position as a member and Chair of the Board at his own request. The appointment became effective following approval by the Annual General Meeting of Shareholders on June 5, 2025. The company expressed its appreciation for Thomas Glanzmann's outstanding contribution over nearly two decades, during which he held various leadership positions — including Executive Chair and CEO — and oversaw key stages of growth, financial strengthening and enhancements to the company’s corporate governance framework. Víctor Grifols Roura is Honorary Chairman Since October 2023, Víctor Grifols Roura has served as Honorary Chairman, although he is not a member of the Board of Directors. Grandson of the founder of Grifols, he was the architect of the transformation that positioned the company as a global leader in the plasma industry. Considered one of the most influential and important figures in the sector, he will continue to serve as Grifols Honorary Chairman. Creation of the Strategy Committee In September 2025, the Board of Directors established a Strategy Committee with an advisory role to support the Board in strategic decision - making, including designing proposals relating to strategic initiatives and developments. The Committee also supports the Executive Committee in long - term growth planning. The creation of this committee reinforces Grifols' governance structure and supports a long - term strategic focus aligned with international best practices. Expansion of the Sustainability Committee's mandate In July 2025, the Sustainability Committee expanded its functions and was renamed the Sustainability, Communication and Reputation Committee. The broader remit strengthens oversight of environmental, social and governance (ESG) strategy, as well as corporate communication and reputation management, ensuring alignment with stakeholder interests and with the company’s principles of transparency and sound governance. General Environment Social Governance Annexes 174 Integrated Annual Report 2025 BALANCE 6 Independent directors 50% 1 External director 8% 4 Proprietary directors 34% 1 Executive director 8%

Executive Committee The Executive Committee (8 members) constitutes Grifols' primary management body and serves as the core executive leadership team. Its mandate is to ensure effective management in line with the strategy approved by the Board of Directors, coordinating the activities of the various business and support areas. Composed of leaders with extensive experience and strategic vision, the Executive Committee is characterized by its ability to take agile and responsible decisions, driving the company's sustainable growth and fostering a culture based on innovation, integrity and operational excellence. In addition, an Extended Committee comprising 11 additional members supports the Executive Committee beyond the 8 members serving on the Executive Committee. Grifols' Senior Management comprises 11 individuals who report directly to the CEO and two who report directly to the Board of Directors. Executive Committee at the end of fiscal year 2025 NACHO ABIA CHIEF EXECUTIVE OFFICER ROLAND WANDELER PRESIDENT, BIOPHARMA RAHUL SRINIVASAN CHIEF FINANCIAL OFFICER DAVID BELL CHIEF CORP AFF & LEGAL OFFICER ANTONIO MARTÍNEZ MARTÍNEZ PRESIDENT, DIAGNOSTIC JORDI BALSELLS VALLS PRESIDENT, PLASMA PROCUREMENT CAMILLE ALPI CHIEF HUMAN RESOURCES & TALENT OFFICER DANIEL FLETA COIT CHIEF INDUSTRIAL SERVICES OFFICER General Environment Social Governance Annexes 175 Integrated Annual Report 2025

The policies, codes and regulations in this table apply to all Grifols group companies included in the scope of consolidation Grifols' robust internal regulatory structur e 137 Ethics and compliance • Code of Conduct • Code of Ethics for Grifols Executives • Risk Control and Management Policy • Tax Compliance and Best Practices Policy • Crime Prevention Policy • Anti - Corruption Policy • Clawback Policy • Transparency Policy for the U.S. Open Payment Program • Grifols Ethics Line Policy • Related - Party Transactions Policy • Conflict of Interest Policy • Competition Policy Workforce • Inclusion and Belonging Policy • Board of Directors Composition Policy • Directors' Remuneration Policy • Occupational Health and Safety Policy • Mental Health Policy Human rights and social action • Human Rights Policy • Social Action and Community Investment Policy • Sustainability Policy • Plasma Donor Policy • Patient and Patient Organization Policy • Animal Welfare Policy Environment management and climate change • Sustainability Policy • Environmental Policy • Energy Policy • Climate Action Policy • Biodiversity Policy Responsible communication • Internal Code of Conduct in Matters Relating to Securities Markets • Policy on Communication and Contacts with Shareholders, Institutional Investors and Proxy Advisors Privacy and security • Global Privacy and Data Protection Policy • Cybersecurity Policy Quality and supply chain • Quality Policy • Anti - Counterfeiting Policy • Suppliers' Code of Conduct • Plasma Donor Policy (also in Human Rights and Social Action) • Patient and Patient Organizations Policy (also in Human Rights and Social Action) • Global Procurement Policy General Environment Social Governance Annexes 176 Integrated Annual Report 2025 13 7 Publicly available policies available at www.grifols.com .

Sustainability governance Grifols has made important strides in recent years in integrating sustainability into its business model to amplify its positive impact and value creation. The company’s commitment to sustainability is driven at the highest organizational levels and embedded into its corporate governance. Grifols’ Board of Directors formed a Sustainability Committee in 2020 to ensure compliance with its ESG - related principles and commitments, as well as consistency between its corporate culture and overarching purpose and values. Its oversight includes the preservation of stakeholder transparency policies such as financial and non - financial disclosure s 13 8 . In general, relevant materials are first reviewed by the Sustainability, Communication and Reputation Committee before they are shared with the Board of Directors. These include presentations on key sustainability policies that require approval or appraisal due to their direct impact on the organization; annual ESG reports; updates on global trends and new regulatory mandates; and strategic topics such as double materiality. Moreover, the Committee is also responsible for the periodic review of material ESG IROs (Impacts, Risks and Opportunities), and for ensuring these are properly identified and documented within the company's governance and internal control framework. Information on Grifols’ scores and rankings on sustainability indices and its market perception from an ESG perspective is also presented to the board. This body of content enables the company to make informed and coherent decisions that accurately reflect its reality and environment. Information is shared with the CEO to ensure full consistency between Grifols’ sustainability strategy and corporate objectives. In July 2025, the Sustainability Commission was renamed as the Sustainability, Communication and Reputation Commission. The Sustainability Steering Committee is a global, multidisciplinary body coordinated by the Investor Relations and Sustainability (IR&S) Department, whose Vice President reports to the Sustainability, Communication and Reputation Committee. Established in 2021, the Committee meets at least once a year to promote ongoing dialogue, identify and define objectives aligned with Grifols’ Strategic Plan, oversee their implementation and coordinate the integration and reporting of non - financial and corporate sustainability information. Under the auspices of the Sustainability Steering Committee, the IR&S Department leads ESG - related training and engagement initiatives and assesses global trends and Grifols’ ESG strategy to bolster its standing as one of the world’s most sustainable companies. More technical and detailed in nature, Steering Committee meetings serve as a bridge for all organizational areas involved in ESG matters. Sustainability governing bodies Sustainability is a key priority in Grifols' corporate governance, which establishes the mechanisms to ensure compliance, coordination, implementation and review of organizational objectives. Through these efforts, Grifols strives to grow as a responsible, transparent company, dedicated to serving its diverse stakeholders. Grifols' governing, management and supervisory bodies possess the skills and experience required to ensure the effective development of strategies and measures addressing the company's material impacts, risks and opportunities. The Board of Directors approves the company's sustainability policies and strategic guidelines, while its specialized committees — specifically, the Sustainability, Communication and Reputation Committee, the Audit Committee and the Appointments and Remuneration Committee — oversee ESG performance, periodically assessing whether the organization has the appropriate technical capabilities and knowledge or whether these should be strengthened through targeted training programs. The Sustainability Steering Committee monitors objectives, indicators and progress achieved, ensuring alignment between corporate commitments and the Grifols 2030 Agenda. The business areas and corporate functions are responsible for implementing the approved strategies and action plans and for ensuring their effective integration into daily management. Through this structure, Grifols maintains a solid, integrated governance framework aligned with international standards (ESRS GOV - 1 and GOV - 2), ensuring the traceability of information, effective oversight of ESG performance and the creation of sustainable long - term value. Approval Board of Directors Supervision Sustainability, Communication and Reputation Committee Audit Committee Appointments and Remuneration Committee Follow - up Sustainability Steering Committee Implementation Business Areas and Corporate Support Areas General Environment Social Governance Annexes 177 Integrated Annual Report 2025 13 8 Access the Regulations of the Sustainability, Communication and Reputation Commission.

GRIFOLS | General | Environment | Social | **Governance** | Annexes

Members of the Sustainability, Communication and Reputation Committee

Susana González Rodríguez
Independent Director – Committee Chair

Enriqueta Felip Font
Independent Director

Anne-Catherine Berner
Independent Director

Albert Grifols Coma-Cros
Proprietary Director

Raimon Grifols Roura
Proprietary Director

Nuria Martín Barnés
Non-Director Secretary

Integrating sustainability into Grifols' strategy

Grifols' Sustainability Policy and Sustainability Master Plan established for the period 2025-2027 forms part of its Strategic Plan and is aligned with the United Nations' Sustainable Development Goals (SDGs).

The company's Sustainability Policy is supported by other policies, programs and formal commitments to promote the material aspects of Grifols' activity from an ESG perspective.

New Sustainability Master Plan 2025-2027

In 2025, Grifols launched a new Sustainability Master Plan, building on more than a decade of commitment to long-term value creation through the progressive integration of ESG principles into its corporate strategy. Structured around six pillars—People, Donors & Communities, Patients & Health, Innovation, Planet and Ethics—the plan guides the company's sustainable management and sets out concrete objectives, including strengthening talent development and ethical culture; reducing greenhouse gas emissions by 42 % per unit of production by 2030 (Scopes 1 and 2) and achieving 100 % renewable energy; promoting the safety and trust of donors and patients; and driving responsible innovation to improve access to therapies worldwide. Based on a double materiality approach and aligned with the 2030 Agenda and the principles of the CSRD, the plan reinforces transparency, risk management and accountability as drivers of sustainability and business growth.

178 Integrated Annual Report 2025

Performance and remuneration Grifols is dedicated to cultivating a performance - driven culture based on execution, efficiency, effectiveness and accountability. Reflecting this commitment, its short - and long - term incentive strategies incorporate sustainability performance in alignment with shareholders' interests. Long - term incentive plan Grifols has a long - term variable remuneration program for members of senior management and other key employees. Its purpose is to align the interests of beneficiaries with those of shareholders, promote talent retention and reinforce commitment to the creation of sustainable long - term value. It also responds to the expectations of investors and proxy advisors and complements short - term remuneration structures. The program currently comprises two incentive plans: 2023 Stock Option Incentive Plan Approved by the 2023 Annual General Meeting of Shareholders, this plan is addressed to approximately 220 employees comprising Grifols’ management team. The plan has a four - year term for each beneficiary, commencing on the effective date. Vesting of the granted options is conditional upon each beneficiary remaining continuously employed by Grifols on each vesting date. In addition, it is subject to the following conditions: • During the two preceding years, the employee must have achieved an average of at least 90 % of the two objectives established for the corresponding annual short - term remuneration: (i) an economic metric linked to the overall performance of the Group, referenced to EBITDA (90 % weighting), and (ii) an ESG metric (10 % weighting). • Successful completion of the corresponding performance annual evaluation. Beneficiaries who are not members of the Board of Directors must obtain a minimum annual performance rating of 3 on a scale of 1 to 5 (with 5 being the highest score). This rating is determined through the Grifols Performance System (GPS), a standardized evaluation tool designed to assess performance and potential and to ensure structured feedback on performance and behavior. Beneficiaries who are members of the Board of Directors must successfully pass the annual evaluation conducted by the Appointments and Remuneration Committee. New Stock Incentive Plan 2025 Approved by the 2025 Annual General Meeting of Shareholders, this plan is based on the delivery of Grifols shares and is addressed to approximately 47 key employees, including 11 members of senior management. The CEO and the Chief Financial Officer (CFO) are not beneficiaries. As detailed in the Board’s approval resolution (available online), the plan has a three - year term, from April 29, 2025 to April 29, 2028. Its objectives are to attract, retain and motivate key talent in an increasingly competitive global environment; foster long - term commitment to the Company’s strategic objectives; and reinforce a remuneration strategy aligned with prevailing market standards. The plan also responds to the expectations of proxy advisors and institutional investors and addresses an identified gap in the Company’s total remuneration offering, particularly in certain critical roles and geographies. It is designed as a highly selective, performance - linked incentive that complements existing short - term remuneration structures. The plan is structured through the grant of Performance Shares, which are awarded exclusively to senior management. The remaining beneficiaries receive a combination of Performance Shares (65%) and Fidelity Shares (35%). The maximum number of Class A shares that may be delivered under the plan is 1,032,671 with a maximum total value of EUR 9.31 million and a reference value per share of EUR 9.017. Delivery of the shares is subject to the following conditions: • Continuous employment throughout the full term of the plan. • A minimum average annual performance rating of 3 out of 5 under Grifols Performance System (GPS). • In the case of Performance Shares, vesting is subject to compliance with established performance metrics based on relative Total Shareholder Return (TSR), which compares Grifols’ total shareholder return with that of a defined peer group of biotechnology and pharmaceutical companies. Based on the relative TSR outcome, the payout is determined according to Grifols' ranking within the peer group (0% payout below the 40th percentile; 60 % payout between 40th – 60th percentile; 100 % payout between 60th – 75th percentile; 120 % payout between 75th – 85th percentile; and 150 % payout at or above the 90th percentile). For senior management, performance is evaluated by the Appointments and Remuneration Committee, which oversees objectives, and the Board of Directors, which approves the level of achievement. For all other beneficiaries, performance is assessed by a special committee chaired by the Chief Executive Officer. Overall, the 2025 Stock Incentive Plan strengthens Grifols' competitiveness, links remuneration to actual performance and reinforces alignment between leadership, results and the creation of sustainable long - term value for shareholders. General Environment Social Governance Annexes 179 Integrated Annual Report 2025

Short - term variable compensation Grifols maintains a short - term variable remuneration program for members of the management team and eligible employees across the group. Its purpose is to drive annual performance, recognize both individual and collective contributions to the company’s results, and strengthen alignment with the company’s strategic priorities. As of the end of fiscal year 2025, the Chief Executive Officer is the only member of the Board of Directors who receives short - term variable remuneration derived from the commercial relationship maintained with the company. In this case, the annual gross target bonus ranges from 0 % to a maximum of 60 % of annual fixed remuneration, assuming 100 % achievement of the objectives set by the Board of Directors. If the targets are exceeded, short - term variable remuneration increases proportionally, up to a maximum of 90 % of annual fixed remuneration. The level of achievement is determined based on the fulfilment of annual quantitative and qualitative objectives established by the company, in line with the standard practices of comparable companies. These objectives are aligned with the company's long - term strategy, interests and sustainability. The CEO's annual objectives are linked to financial and non - financial metrics and parameters approved by the Board of Directors, following a proposal from the Appointments and Remuneration Committee. For the 2025 fiscal year, these targets are structured as follows: • The economic - financial metric (60 % weighting) is linked to the overall performance of the group and references indicators such as combined adjusted EBITDA, combined free cash flow and net sales, all calculated on the basis of consolidated accounts. This metric reflects the company's overall operational and financial performance. • The ESG metric (15 % weighting) relates to the achievement of non - financial objectives, including environmental, social and governance (ESG) targets, and has increased its weighting to 15 % compared to the previous year. Within this category, environmental metrics represent 25%, social metrics 40 % and governance metrics 35%. These targets are aligned with Grifols' sustainability strategy, the Grifols 2030 Sustainability Agenda and the Sustainable Development Goals (SDGs). The performance indicators (PDIs) on which these targets are based are monitored by the Sustainability, Communication and Reputation Committee and validated by an independent third party. • The innovation metric (10 % weighting) is based on the achievement of 10 specific milestones linked to the strategic innovation pipeline, aimed at accelerating projects and new opportunities. • Other operational and business - related metrics, up to 15 % aggregate weighting. For subsequent years, the annual targets for executive directors will be tied to financial and non - financial metrics and parameters, approved by the Board of Directors, following a proposal from the Appointments and Remuneration Committee. These targets will necessarily include financial, operational and business - related targets, as well as innovation - related targets, in order to align executive director remuneration with the company's financial performance, business development and innovation pipeline. In addition, non - financial (ESG - related) metrics will also be considered, with specific targets aligned with Grifols' sustainability strategy and 2030 Agenda. Variable compensation linked to ESG Grifols links a portion of the variable remuneration of its senior executives and all employees to the achievement of environ men tal, social and governance (ESG) targets, reinforcing the creation of sustainable long - term value and alignment with its Sustainability Strategy and 2030 A genda. Variable remuneration across the Group is subject to both financial and non - financial metrics and targets, and includes a specif ic component linked to ESG performance. Targets are distributed as follows: 25 % environmental, 40 % social and 35 % corporate governance. Overall, 20 % of total corporate objectives applicable to the workforce are linked to these factors. Depending on whether an employee is assessed solely on co rpo rate objectives or also on plant - specific objectives, this percentage may represent a lower proportion of total variable remuneration. In the case of the C EO, as outlined in the Directors' Remuneration Policy, ESG - related objectives represent 15 % of the annual bonus. These objectives are defined by the Sustainability, Communication and Reputation Committee and the Appointments and Remunerat ion Committee and approved by the Board of Directors. The associated key performance indicators (KPIs) are aligned with the company’s strategic pr iorities, including energy efficiency, responsible water management, talent attraction and development, equality, regulatory compliance and business eth ics . Achievement is monitored and independently verified, ensuring that the remuneration framework supports Grifols’ sustainability and good gove rna nce commitments. General Environment Social Governance Annexes 180 Integrated Annual Report 2025

GRIFOLS General Environment Social Governance Annexes

New remuneration policy for Board members[139]

Grifols' Remuneration Policy aims to align directors' remuneration with the company's business strategy, shareholder interests and long-term sustainability. Its objective to provide appropriate compensation based on directors' dedication, qualifications and level of responsibility, while safeguarding their independence. Remuneration received by directors in their capacity as members of the Board is exclusively fixed and is determined according to their position and responsibilities.

The Annual General Shareholders Meeting held on June 5, 2025 approved a new Remuneration Policy, which fully replaces the previous policy and applies from the date of approval for the following three fiscal years (2026, 2027 and 2028, inclusive). The main changes introduced by the new policy include:

- The elimination of the position and remuneration of the Executive Chair given that, following the departure of Thomas Glanzmann in September 2024, the CEO, Nacho Abia is the only board member with executive functions.
- The establishment of fixed remuneration for the Non-Executive Chair, determined following a comparative analysis of industry best practices.
- An update to directors' remuneration to align it with market standards, reflecting increased workload and responsibilities. This update includes a revision of the maximum aggregate amount of directors' remuneration.

Remuneration for non-executive directors

Non-executive directors do not receive variable remuneration, incentive plans, stock options or pension benefits, thereby safeguarding their independence. The grant of shares is permitted only on the condition that they retain ownership until the end of their term of office.

Under no circumstances may a non-executive director receive more than EUR 175,000 gross per year, with the exception of the Chair of the Board. The maximum aggregate annual remuneration for all members of the Grifols Board of Directors and its committees is capped at EUR 2.6 million, including the Chair's remuneration.

The fixed amounts established under the new policy are as follows:

- Board member: EUR 125,000 gross per year
- Committee member: additional EUR 25,000 (total EUR 150,000 gross per year)
- Committee Chair or Lead Independent Director: additional EUR 25,000 (total EUR 175,000 gross per year)
- Non-Executive Chair of the Board: EUR 550,000 gross per year, reflecting the dedication and responsibilities inherent to the position. This amount was determined following a comparative analysis with companies listed on the IBEX 35.
- Directors are also entitled to reimbursement of expenses incurred in the performance of their duties. No other forms of remuneration apply.

Remuneration for executive directors

Grifols' remuneration system for executive directors comprises three components: (i) fixed remuneration, (ii) other benefits in kind and (iii) short-term variable remuneration (cash bonus), linked to the achievement of financial and non-financial objectives aligned with the company's long-term strategy and interests. Currently, only the Chief Executive Officer, Nacho Abia, receives remuneration for the performance of executive functions, as detailed in the Directors' Remuneration Policy on the corporate website.

The remuneration package for CEO Nacho Abia was designed to attract a candidate with international experience in the healthcare sector, taking into account Grifols' significant presence in the United States and the competitive compensation environment in that market. His appointment in early 2024 also responded to investor demands to strengthen the separation between management and ownership and enhance corporate governance.

The Appointments and Remuneration Committee, advised by Dr. Bjørn Johansson Associates, benchmarked the remuneration package against that of comparable companies in the sector. The analysis indicated that chief executive officers of peer companies receive between USD 3.5 million and USD 21 million annually, significantly higher than the package offered by Grifols. The Committee also reviewed the reports on directors' remuneration of listed companies issued by the CNMV for 2022 and 2023 and carefully considered investor sentiment following the opposition to the long-term incentive plan approved in 2023.

As detailed in the Directors' Remuneration Policy, given the time constraints and the need for the CEO to assume his role as soon as possible, no long-term incentive plan is currently included in his remuneration package. If his contract is renewed, the intention is to include him in the long-term incentive plan in effect at that time.

Overall, the remuneration system seeks to align pay with performance, sustainability and international best practices in corporate governance, while ensuring competitiveness and transparency.

[139] Further information and details on remuneration: Directors' Remuneration Policy and Annual Report on Directors' Remuneration.

181 Integrated Annual Report 2025

GRIFOLS | General | Environment | Social | **Governance** | Annexes

Business conduct - ESRS G1

Grifols' business conduct is defined by ethics, transparency, honesty, integrity, independence, regulatory compliance, human rights and a commitment to safety and quality.

Impacts, risks and opportunities

G1 BUSINESS CONDUCT		
Material IROs	**Type**	**Description**
CORPORATE CULTURE		
Ethical practices within the business model	Positive impact, AP, ACS	Integrity, respect for human rights and ethical behavior are embedded into Grifols' corporate culture and operations. These principles guide how the company manages its impacts, including environmental aspects and the specific challenges arising from plasma collection, with a particular emphasis on donor protection and the prevention of potential vulnerabilities.
Perception of overall business performance	Risk	A negative perception of the company's overall performance could affect stakeholder confidence and, consequently, its corporate reputation. For this reason, transparency and clear communication are core elements of Grifols' governance.
PROTECTION OF WHISTLEBLOWERS		
Ineffective communication channels	Negative impact, Own operations	If whistleblowing channels are present but are inaccessible, not confidential or ineffective, it can undermine employee confidence and limit the early detection of irregularities. Accordingly, robust internal communication systems and whistleblower protection mechanisms are cornerstones of Grifols' corporate integrity framework.
ANIMAL WELFARE		
Danger to animal welfare	Negative impact, Own operations	In activities requiring the use of laboratory animals, the risk of adverse effects on their welfare requires strict controls, continuous monitoring and compliance with internationally recognized ethical standards.
POLITICAL COMMITMENT		
Open and transparent collaborations between public and private entities	Positive impact, Own operations	Open and transparent collaboration between public and private entities supports alignment and facilitates the achievement of shared objectives related to social progress and well-being.
SUPPLIER RELATIONSHIP MANAGEMENT, INCLUDING PAYMENT PRACTICES		
New regulations on supply chain management	Risk	If not properly managed, increasing regulatory complexity related to sustainability, together with the need for a resilient supply chain, can increase exposure to disruptions and additional costs. To mitigate this risk, Grifols applies control and compliance systems, supplier conduct standards and proactive monitoring processes, including routine audits and the integration of ESG criteria into supplier evaluation.
CORRUPTION AND BRIBERY		
Sanctions and reputational damage due to corruption and bribery incidents	Risk	Incidents of corruption or bribery in the value chain can have legal, operational and reputational repercussions. Grifols has prevention policies, ethics training and reporting channels, as well as internal controls and continuous monitoring, to reduce the likelihood of these incidents and mitigate their potential consequences.

Positive impact · Negative impact · Risk · Own operations · Supply chain

182 Integrated Annual Report 2025

Management of impacts, risks and opportunities The following policies, actions, metrics and targets enable Grifols to efficiently and effectively manage the key material IR Os related to its business conduc t 140,14 1 . Corporate culture • Code of Conduct • Code of Ethics for Grifols Executives • Quality Policy • Human Rights Policy • Risk Control and Management Policy • Crime Prevention Policy • Competition Policy • Board Remuneration Policy • Transparency Policy in the U.S. • Sustainability Policy • Internal Rules of Conduct in matters relating to Securities Markets • Communication Policy and Interactions with Shareholders, Institutional Investors and Proxy Advisors • Tax Compliance and Good Practices Policy • Related - Party Transactions Policy • Conflict of Interest Policy • Clawback Policy • Gift and Hospitality Policy • Due Diligence in Human Rights • Global Compliance Programs • Training on the Code of Conduct for new hires • Annual employee training on the Code of Conduct • Annual employee signing of the Corporate Human Rights Policy • Global Anti - Corruption Program • Controls over gifts, hospitality and sponsorships Under Grifols Agenda 2030 • Maintain Biopharma claims ratio at ≤ 1/50,000* • Keep critical deficiencies identified by external audits (regulatory health authorities) below 1 Protection of whistleblowers • Grifols Ethics Line Program • Grifols Ethics Line Program • Ensure that 100% of employees complete the mandatory Grifols Ethics Line training annually, including the principles of confidentiality and non - retaliation • Ensure that 100% of complaints received via the Grifols Ethics Line are handled, investigated and resolved in accordance with internal procedures and within the stipulated timeframes Animal welfare • Animal Welfare Policy • Application of the Animal Welfare Policy in all R&D activities involving the use of animals • Implementation of the 3R principle (Replacement, Reduction and Refinement) in experimental procedures • Ensuring compliance with the Animal Welfare Policy in R&D activities involving the use of animals, through the qualification of approved suppliers. Material sub - topic Policies Actions Metrics and Targets General Environment Social Governance Annexes 183 Integrated Annual Report 2025 14 0 Further information and details of the policies can be found in the "Corporate Regulations and Policies" section of the Grifo ls website. 14 1 More details and access to the Human Rights Due Diligence Report and the Modern Slavery Statement: www.grifols.com .

Political commitment • Code of Conduct • Code of Ethics for Executives • Conflict of Interest Policy • Anti - Corruption Policy • No contributions to any political campaigns, parties or territories • Compliance with the U.S. Lobbying Disclosure Act (LDA) • Adherence to the European Union's Transparency Register for Interest Representatives • Review of interactions with government officials and public agencies • Zero contributions to political campaigns in 2025 • Percentage of interactions between employees and public officials or other professionals reviewed: 100% in 2025 Supplier relationship management, including payment practices • Supplier Code of Conduct • Global Procurement Policy • Conflict of Interest Policy • Competition Policy • Anti - Corruption Policy • Supply Chain Transparency and Modern Slavery Statement • Continuous improvement in the identification and management of impacts and risks in the value chain • Global terms and conditions for suppliers • Risk assessment and auditing of suppliers that use platforms such as EcoVadis • Analysis and evaluation of suppliers within the framework of the Global Anti - Corruption Program • Grifols Supplier Qualification Management System for suppliers of critical raw material • Analysis and evaluation procedure of suppliers according to ESG risk Under Grifols Agenda 2030 • ESG evaluation for at least 95% of total expenditure on suppliers Corruption and bribery • Anti - Corruption Policy • Related - Party Transactions Policy • Conflict of Interest Policy • Global Anti - Corruption Program • Corruption and bribery training for at - risk employees • Ensure 100% of employees in high - risk positions receive regular training in anti - corruption and bribery prevention • Ensure the availability of the Global Anti - Corruption Program and associated reporting channels across 100% of the organization • Ensure that 100% of complaints relating to corruption and bribery are analyzed investigated and handled in accordance with internal procedures • Maintain a zero rate of confirmed serious breaches relating to corruption and bribery Material sub - topic Policies Actions Metrics and Targets * Refers to the ratio of claims per unit of product distributed. General Environment Social Governance Annexes 184 Integrated Annual Report 2025

GRIFOLS | General | Environment | Social | Governance | Annexes

Ethics, integrity and human rights form the foundation of Grifols' corporate culture

Grifols' corporate culture is grounded in ethical principles that govern all areas of the organization, including environmental practices. This commitment begins with absolute respect for human rights, which forms the cornerstone of its business conduct and corporate responsibility[142].

Grifols strives to ensure an inclusive and equitable environment that upholds the dignity and well-being of its employees, partners, donors, patients and communities of operation, based on a strong social commitment. The company assesses effectiveness through tools such as surveys and audits and through mechanisms such as the Grifols Ethics Line for reporting inappropriate conduct with the objective of ensuring that its values are integrated and shared across the organization.

Grifols' corporate culture is founded on compliance, with various programs in place to ensure all of its activities comply with legal regulations, international standards and industry best practices. The company also promotes a culture of integrity and transparency through clear policies, ongoing training and rigorous auditing processes.

Grifols' Code of Conduct and Code of Ethics for Executives define the organization's foundational principles and guidelines, reinforcing a culture of business ethics and compliance.

CODE OF CONDUCT

- Written adherence by all employees.
- Specific training provided for all new employees.
- Public and accessible to all employees on Grifols' corporate website and internal portal.
- Any breach is considered a serious offence with potential disciplinary action, including dismissal.

CODE OF ETHICS FOR SENIOR LEADERS

- Establishes rules of conduct for Grifols' executives and governing bodies.
- Signed annually by members of the Board of Directors, senior executives, managers and area heads.
- Failure to comply with any of Grifols' ethical principles may result in disciplinary action, including dismissal.

Promoting business ethics through robust governance

Grifols' board of directors and committees play a key role in ensuring ethical business conduct, aligned with human rights and in compliance with applicable laws and best practices[143].

The Human Rights Policy, approved in 2022 and overseen by the Sustainability Committee, underscores the company's commitment to respecting and promoting human rights in all its operations, subsidiaries and business relationships. It applies to all employees, managers and governing bodies, and extends to suppliers, contractors and business partners through the Code of Ethics and Conduct for Third Parties[144].

Grifols prohibits child labor, forced labor and human trafficking, and promotes equality, workplace safety and freedom of association. It also provides training and reporting and redress mechanisms, guaranteeing ethical and transparent management aligned with the UN Guiding Principles on Business and Human Rights.

The Anti-Corruption Compliance Program, governed by the Board of Directors through the Audit Committee, includes initiatives to prevent corruption offences, ensure compliance with anti-corruption legislation and integrate ethical standards across all operations. The Criminal Risk Management System is managed by the Audit Committee[145].

Human rights[146]

Respect for human dignity and rights is an essential requirement for Grifols' operations. The fundamental principles of bioethics guide the company's approach to the research, development, production and marketing of its products across the entire value chain, with the objectives of preserving the safety and dignity of all individuals involved in the process and addressing issues arising from advances in the health sciences.

Various regulations, declarations and codes govern the adoption of these principles, including the Universal Declaration of Human Rights (1948), the Declaration of Helsinki (1964) and the UNESCO International Declaration on Bioethics and Human Rights (2005).

Using premier international organizations as a reference (United Nations Global Compact, UN Guiding Principles on Business and Human Rights, OECD Guidelines for Multinational Enterprises and ILO Declaration on Multinational Enterprises), Grifols has developed a global strategy to promote and guarantee responsibility and commitment to human rights across all its actions.

[142] Grifols' main corporate policies, along with its internal codes and regulations, are publicly available.
[143] For more details on the experience, knowledge and credentials of Grifols board members in applying the rules of conduct.
[144] All information relating to human rights is available at www.grifols.com.
[145] For more details on the oversight of the Audit Committee, consult Grifols Board of Directors regulations.
[146] Access the Human Rights Policy.

185 Integrated Annual Report 2025

The 2030 Agenda for Sustainable Development and its Sustainable Development Goals (SDGs) highlight the critical role of busine s s, investment and innovation in driving productivity, inclusive economic growth and job creation. Respect for human rights in business activities is inherent in many SDGs. Over the past five years, Grifols has reinforced its due diligence processes in this area by carrying out a comprehensive analysis to address its responsibility to respect human rights, in line with the United Nations Guiding Principles on Business and Human Rights. In 2023, Grifols published its Human Rights Due Diligence Report, taking into account the entire value chain. In 2024 and 2025, the company further advanced its risk analysis of the value chai n 14 7 . This due diligence and subsequent reporting process follows the Human Rights - Based Approach (HRBA) and UN and OECD guidelines. By embedding international standards into its plans and processes, Grifols adheres to the OECD due diligence phases and employs the Human Rights Impact Assessment (HRIA) method, a widely recognized approach to identify actual and potential human - rights impacts developed by the Danish Institute for Human Rights. ALIGNMENT WITH UN GLOBAL COMPACT PRINCIPLES Principle 1. We support and respect the protection of internationally recognized fundamental human rights within our sphere of influence Principle 2. We ensure that we are not complicit in the violations of human rights Principle 10. We actively work against corruption in all its forms, including extortion and bribery Artificial intelligence: governance framework and responsible use In 2025, Grifols strengthened its Artificial Intelligence Center of Excellence (AI CoE) as a strategic pillar to improve operational efficiency, accelerate innovation and ensure the responsible and safe use of AI solutions throughout the organization. The AI CoE, which reports to the ITD Data Office, leads the identification and prioritization of artificial intelligence use cases, the design of a scalable technology architecture and the centralized governance of AI initiatives, while promoting a culture of digital adoption aligned with the European Artificial Intelligence Regulation (AI Act) and Grifols’ Manifesto on the Responsible Use of A I 14 8 . The AI Act is the European Union’s first comprehensive legislation on artificial intelligence. Adopted in 2024 and recognized among the world’s most advanced and stringent regulatory frameworks, it establishes key principles such as continuous risk assessment, transparency, fairness and human oversight, ensuring that AI systems do not replace critical decision - making while promoting ethical, responsible and innovation - oriented use across the EU. Grifols' Manifesto for the Responsible Use of Artificial Intelligence, also published in 2024, defines the corporate principles that guide the design, development and deployment of AI within the company. Its purpose is to ensure that all solutions are used ethically, transparently and securely, in full compliance with applicable regulations and always under human oversight. The document sets out ten commitments — including transparency, fairness, privacy, security, continuous monitoring and positive social impact — that reinforce a strong organization - wide culture of responsible AI use. Last year, the AI CoE consolidated a robust governance and traceability framework for artificial intelligence projects, expanded its technological infrastructure and Azure - based innovation lab, and integrated new generative AI capabilities into various corporate tools. It also strengthened strategic collaborations with the Quality, Procurement, R&D, Industrial Operations and Human Resources departments, among others, to deploy solutions that combine automation, advanced analytics and decision support, while adhering to strict security standards and maintaining human oversight . 149 In parallel, the center promoted training programs and the adoption of personal productivity tools, expanding the use of Copilot 365/Chat to improve operational efficiency and collaboration between teams, allowing employees to focus on activities with higher value - added. General Environment Social Governance Annexes 186 Integrated Annual Report 2025 14 7 More details and access to the Human Rights Due Diligence Report and the Modern Slavery Statement: www.grifols.com . 14 8 AI Act Source: https://eur - lex.europa.eu/eli/reg/2024/1689/oj . 14 9 More detail is available in each department.

Regulatory compliance as a driver of corporate culture For Grifols, compliance is more than a set of rules and procedures: it is a fundamental approach to business that permeates all levels of the organization, promoting ethics, transparency, good corporate governance and other core values. In this sense, an effective compliance system not only protects the organization from legal sanctions, but also acts as a catalyst for forging a corporate culture rooted in ethical values. At the same time, a strong corporate culture enhances regulatory compliance by fostering an environment where employees act proactively and in alignment with company principles. Grifols has implemented several compliance programs in different areas of its organization. Each program integrates policies, procedures and controls designed to ensure that the company’s activities are conducted ethically, transparently and in compliance with applicable laws and regulations. The primary objective of these programs is to prevent, detect and address legal and regulatory risks across Grifols’ global operations. These include the prevention of crime, anti - competitive practices and corruption. Crime preventio n 150 Within the framework of its global compliance system, Grifols has a Criminal Risk Prevention Model extensive to all its subsidiaries. This model is grounded in the Crime Prevention Policy, updated in 2024, which outlines the company’s commitments to crime prevention and rejection of any criminal act or unethical conduct. This "zero tolerance" principle is articulated by the Grifols Board of Directors and formalized through the definition of risk appetite in relation to Ethics and Integrity - related risks. The Criminal Risk Prevention Model constitutes a cross - cutting element of the company’s criminal prevention strategy, without prejudice to the existence of policies, procedures and controls in specific areas (e.g., the anti - corruption program, the prevention of anti - competitive practices program, the quality system and the environmental program) that support and implement the model. The model applies specific monitoring and control measures in order to prevent, detect and, where necessary, respond to the risk of criminal acts, particularly those that could give rise to the criminal liability of the legal entity, including non - compliance with money laundering regulations. Grifols’ Board of Directors oversees the development and implementation of the Criminal Risk Prevention Model. Responsibility for monitoring and supervising its operation and compliance has been delegated to the Audit Committee. In carrying out these responsibilities, the Audit Committee relies on the independent functions of Internal Audit and Enterprise Risk Management, which report to the Chief Internal Audit & Enterprise Risk Management Officer. Each year, Internal Audit and Enterprise Risk Management verify the effectiveness of the Criminal Risk Prevention Model through internal and/or external reviews. These reviews aim to identify, analyze and evaluate criminal risks and associated control measures, ensuring that these controls are operating effectively or determining whether additional measures and/or remediation plans are required. Grifols, S.A. and its Spanish affiliates are not subject to Law 10/2010 on the Prevention of Money Laundering and Terrorist Financing and, therefore, are not required to comply with the formal and administrative obligations imposed by that law on certain entities. Nonetheless, the company has assessed its exposure to these risks as part of its Criminal Risk Prevention Model, identifying the activities with the highest risk and the main control mechanisms in place to mitigate them. General Environment Social Governance Annexes 187 Integrated Annual Report 2025 15 0 Access to the Crime Prevention Policy.

Anti - competitive practices Grifols’ Competition Policy prohibits all employees from engaging in any conduct that, by action or omission, is intended to, results in or may result in preventing, limiting, restricting, distorting or falsifying free competition in the market, to the detriment of competitors and, more seriously, of consumers and users. Prohibited conducts include collusive practices or agreements such as, for example, market or supply allocation, collective boycotts, resale price fixing and the application of unequal commercial conditions; and the abuse of a dominant position, such as denying production or supply, imposing predatory pricing or forcing the purchase of unrelated bundled products (tied or linked sales), among others. In 2025, Grifols had no completed or pending legal actions or proceedings related to unfair competition or infringements of monopolistic practices or free competition in its markets of operation, with the exception of the ongoing legal proceedings initiated in Romania against Biotest AG and other companies in the industry, as disclosed in Biotest AG’s 2024 financial statements. Integrated anti - corruption model Anti - corruption policy Grifols’ Anti - Corruption Policy, aligned with the United Nations Convention Against Corruption, applies to all employees, regardless of their location, function or the affiliates to which they belong, in addition to third - party collaborators. The policy establishes standards for conduct and interactions with public officials, agencies and representatives of the public sector, as well as with private sector organizations and entities. Grifols updated this policy in 2025 as part of its staunch commitment to integrity, transparency and zero tolerance towards any form of corruption or bribery. The company has a range of review processes and procedures integrated into its global anti - corruption program to guarantee compliance with this policy. Moreover, it also has a procedure to manage any deviations, ensuring their proper identification, analysis and resolution in line with Grifols' principles of compliance and integrity. Grifols applies a zero - tolerance policy regarding bribery and corruption and works towards maintaining zero cases of corruption. The company does not tolerate any form of retaliation against individuals who, in good faith, report potential violations of applicable laws, rules and regulations or non - compliance with internal policies and procedures under the Anti - Corruption Program. Grifols has internal procedures that explicitly define acts considered to constitute bribery and corruption and set out a range of disciplinary actions applicable in the event of a breach of its Anti - Corruption Policy, which may include dismissal. In the absence of confirmed cases of corruption this year, the total amount of fines imposed is EUR 0. Confirmed corruption incidents in 2025*: 0 Convictions for corruption and bribery*: 0 *the same as in the year 2024 5,65 6 interactions between employees and public officials or other professionals reviewed in 2025* *4,839 in the year 2024. Biotest is not included in either 2024 or 2025 Training Grifols conducts regular training sessions in all its subsidiaries, which are adapted to their unique activities and characteristics. These sessions, which may be delivered in person or online, include updates and reminders based on risk assessments, as well as refresher courses for current employees and onboarding training for new hires. At the same time, all employees have continuous access to compliance policies and procedures via the corporate intranet. The duration of training varies depending on the content and the target audience. Management, directors and supervisory bodies receive specific training tailored to their responsibilities. 97 % of Grifols' workforce and 95 % of Biotest employees have received training on anti - corruption policies and procedures General Environment Social Governance Annexes 188 Integrated Annual Report 2025

GRIFOLS | General | Environment | Social | Governance | Annexes

TRAINING ON CORRUPTION AND BRIBERY

	2025				2024*			
	AMSB**	At risk Managers	At risk functions	Other own workers	AMSB	At risk Managers	At risk functions	Other own workers
Training coverage								
Total employees	20	2,369	2,385	20,782	23	1,566	10,413	11,491
Total receiving training in the reporting year	20	2,312	2,269	2,828	10	1,300	9,348	2,536
Delivery method and duration								
Classroom training (hours)	2.27	2.94	2.27	2.94	1.60	1.60	2.60	1.60
Computer-based training (hours)	1.75	1.75	1.75	1.75	4.00	2.67	2.67	2.67

* Biotest is not included in 2024.
** Management, direction and supervisory bodies.
Notes applicable to the preceding table:
[1] Differences in the definition of "manager"Biotest applies an organizational definition of "manager" (Director/Senior Director/VP), while Grifols uses a functional definition (any employee with staff under their supervision). The figures may not be entirely comparable.
[2] Cut-off date and treatment of terminations: Biotest uses November 30 as its cut-off date and applies different rules for including or excluding employees who have left the company, depending on the entity. Consolidated denominators may reflect methodological differences.
[3] Lack of formal evidence for the classification of At Risk Functions. The absence of formal criteria, documentation, or validation to support Biotest AG's identification of At Risk Functions may affect comparability with Grifols' risk-based approach.

Reviews

Compliance with the Anti-Corruption Policy is reinforced through a series of review processes tailored to the nature of each interaction. These are implemented through internal procedures and overseen by the Compliance function. Particular attention is paid to higher-risk transactions, and reviews of interactions with government officials, public bodies, healthcare professionals and healthcare organizations include the identification and management of potential conflicts of interest. These review processes have been designed to cover the full scope of Grifols' market activities.

Audit

Grifols' anti-corruption policy and program are subject to review by the internal audit function, which establishes an annual audit plan based on a risk analysis. In addition, external and independent audits are conducted on various aspects of Grifols' overall anti-corruption program. If a potential case of corruption is detected, the company promptly initiates an internal investigation, with the involvement of external legal advisors.

The Corporate Compliance Committee provides support to the Board of Directors' Audit Committee in overseeing the Global Anti-Corruption Program.

The Board of Directors of Grifols, S.A. is ultimately responsible for overseeing compliance with the Anti-Corruption Policy and has delegated this responsibility to the Audit Committee. Within Biotest AG, the Executive Committee is ultimately responsible for overseeing compliance with the Anti-Corruption Policy.

Third-party management

Grifols' global anti-corruption program includes control mechanisms applicable to third parties with whom Grifols intends to establish a commercial or business relationship.

Before the start of the business relationship, distributors, consultants, agents, brokers or other persons or entities that are not part of Grifols and that are contracted or engaged by Grifols as contractors, business partners or act on Grifols' behalf to:

(1) Market, promote, sell and/or distribute Grifols products; and/or

(2) Provide services that enable or support the marketing, promotion, sale, distribution, reimbursement, registration, pricing and/or import-export of Grifols products, or work related to regulatory authorizations that may involve interactions with government officials, are subject to a rigorous verification process comprising two phases: a first phase to ensure the legitimacy of the intended commercial relationship, and a second phase of due diligence, which includes an in-depth analysis of the third party, covering their organization, key employees, business practices and reputation.

Contracts signed with third parties, such as distributors and sales agents, include anti-corruption obligations, as well as an annex summarizing Grifols' Anti-Corruption Policy. Third parties are also required to provide, at least annually, a certificate of compliance with the ethical standards that underpin the Anti-Corruption Policy. In some cases, contracts may also include a clause granting Grifols or its subsidiary the right to conduct audits and terminate business relationships in the event of non-compliance with anti-corruption regulations, rules and standards.

Certain third parties, such as international distributors, are also required to complete periodic online training on anti-corruption regulations, including the U.S. Foreign Corrupt Practices Act (FCPA).

Grifols employees are responsible for continuously monitoring the daily activities of third parties under their purview. Both the company's alert system for potential violations and ongoing monitoring process enable the swift identification, management and resolution of any warning signs.

189 Integrated Annual Report 2025

Animal welfare Grifols recognizes the intrinsic value of animals and respects society’s ethical concerns regarding their use in research. Grifols’ Animal Welfare Policy establishes requirements based on the principle that animals should always be treated as living creatures, ensuring their use for research purposes is limited to areas that ultimately benefit human healt h 15 1 . When the use of animals is required to support the efficacy, safety or quality testing of Grifols’ products or research programs, the company complies with and often exceeds mandatory regulations. Additionally, it follows the 3R principles to ensure a high level of animal welfare: • Replacement: Substituting live animals with inferior species, non - animal systems or animal - derived materials wherever feasible. New approaches, such as tissue engineering, stem cell technologies and computer modeling, are prioritized to replace animal models whenever possible. • Reduction: Minimizing the number of animals used by maximizing the scientific data obtained from each study. This includes adopting new methods and technologies that reduce the number of animals required while maintaining animal welfare. • Refinement: Continuously improving animal welfare by developing methods and technologies that minimize unnecessary stress or discomfort. This includes enriching cage environments, keeping social animals in groups, and using medications and anesthetics to reduce or eliminate pain. In line with its Animal Welfare Policy, Grifols commits to: • Use animals only when normative and scientific merits have been established and under strict ethical oversight. • Apply the internationally recognized 3R principles for the care and use of live animals, advocating for the use of animal - free alternatives whenever feasible. • Ensure projects involving live animals are evaluated and approved by the competent authorities, taking into account ethical considerations in the use of animals. • Assure the adequacy of facilities and equipment to meet the housing requirements of the animal species in question and to allow the procedures to be carried out effectively with the least possible suffering for animals. • Ensure the technical competence of employees involved in the care and study of animals. Staff must have the appropriate education, training and skills to guarantee animal welfare and regulatory compliance. • Undergo inspections by national or local authorities to guarantee compliance with legal requirements. • Rate and conduct periodic inspections of breeders, suppliers and external partners based on risk to ensure compliance with this policy. General Environment Social Governance Annexes 190 Integrated Annual Report 2025 15 1 Grifols' Animal Welfare Policy is public and available on the Grifols website (link).

Grifols Ethics Line and whistleblower protection The Grifols Ethics Lin e 15 2 is a communication channel managed by the company that enables employees and external stakeholders — including customers, suppliers, contractors, business partners and their respective employees — to raise concerns regarding ethical issues or report conduct that may constitute a breach of applicable laws, rules and regulations, or internal policies, including those related to human rights. Communications can be made anonymously, either verbally or in writing. All communications are treated with the utmost confidentiality. Grifols protects whistleblowers, supports them and encourages them to report their concerns in good faith Grifols’ Ethics Line Policy underscores the company’s commitment to upholding the highest standards of ethics and business conduct, fostering a culture where employees and external stakeholders feel comfortable voicing questions or concerns about Grifols’ conduct or practices without fear ofretaliation. The policy also outlines Grifols’ approach to protecting whistleblowers in order to support and encourage people to report concerns in good faith. It explicitly recognizes the risks of retaliation or victimization faced by whistleblowers, and commits to safeguarding their confidentiality and anonymity to the greatest extent possible, even if the reported concern or disclosure is ultimately unfounded. The policy further provides guidance on how to raise concerns and details the processes for reporting, investigation and remediation. Grifols does not tolerate retaliation of any kind, including discrimination, against individuals who report in good faith violations of laws, rules and regulations, or breaches of internal policies and procedures, including the Code of Conduct and the Code of Ethics for Grifols Executives. Retaliation may result in disciplinary action, including termination of employment. Retaliation is defined as any direct or indirect action or omission occurring in a work - related context that causes or may cause unjustified harm or damage to an employee as a result of a report. Protection against retaliation also extends to co - workers, family members and any other individuals who assist the whistleblower; legal entities owned by the whistleblower; and entities with which the whistleblower is employed or maintains a professional relationship. This protection also applies to all individuals specified under applicable laws. Grifols leads targeted information campaigns to raise awareness of Grifols Ethics Line across all of its global facilities, including plasma centers. Moreover, all employees complete mandatory online training on the Grifols Ethics Line as part of the company’s corporate training platform. Employees involved in case management also receive specialized training on the channel’s operation and their responsibilities. Notification and complaint management process through the Grifols Ethics Line The Grifols Ethics Line is a structured and transparent channel for the reporting and management of concerns, ensuring rigor, independence and confidentiality throughout the process. Notification and receipt All complaints received, whether through the Grifols Ethics Line or through direct communication from the informant to the person responsible for the Grifols Ethics Line, are recorded in the Grifols Ethics Line system and managed in accordance with the established operating procedure. This process ensures that complaints are handled consistently, investigated thoroughly and addressed through appropriate corrective measures. An acknowledgment of receipt must be issued within a maximum of seven calendar days after receipt. To ensure the proper functioning of the process, the Board of Directors, through the Audit Committee, has delegated oversight of the Grifols Ethics Line to the Chief Internal Audit Officer, who acts as Global Ombudsperson. Where legally required, the company has also established local communication channels and appointed Local Ombudsperson(s) to ensure compliance with the specific requirements applicable in each jurisdiction. Available 24/7 in 17 languages, the Grifols Ethics Line is accessible through the Grifols corporate website, the intranet and by phone, and may be used by both employees and external stakeholders. The Grifols Ethics Line has technical and organizational measures to protect identities and safeguard the confidentiality of the data of affected individuals and any third parties mentioned in the information provided, in particular the identity of the whistleblower, where identified. Case assignment Complaints received are forwarded to the Global Ombudsperson or, where applicable, the Local Ombudsperson, unless they are a party to the matter. The complaint is then assigned to the relevant expert area, based on the nature and location of the case, for review, investigation and response. All investigations are assigned to appropriately trained personnel who are independent of the area in which the concern arose, thereby ensuring the impartiality of the process. Investigation All complaints are investigated impartially, with the confidentiality of all parties involved preserved, including the complainant and the individuals concerned, and in accordance with a fair process that guarantees the presumption of innocence, the right to defense and the non - retaliation policy, to determine whether there is sufficient evidence to substantiate the reported concerns. General Environment Social Governance Annexes 191 Integrated Annual Report 2025 15 2 Access to the Grifols Ethics Line Policy, including details of the notification process.

GRIFOLS | General | Environment | Social | **Governance** | Annexes

Subject to local requirements in each jurisdiction and applicable national legislation, the time limit for conducting the investigation and providing a response to the complainant shall not exceed three months from confirmation of receipt.

Conclusion and corrective measures

Once the investigation is complete, the person responsible for the case responds to the complainant, ensuring that the rights of both the complainant and the person under investigation are duly respected. Where appropriate, the results of the investigation may be communicated to the competent authorities.

Likewise, the necessary corrective measures are adopted, where applicable.

Supervision and continuous improvement

The Board of Directors has delegated oversight of the effectiveness and continuous improvement of the Grifols Ethics Line to the Audit Committee, to ensure a safe and confidential environment in which employees and stakeholders can report misconduct without fear of retaliation. The Committee is also required to report to the Board of Directors on any critical matters and the actions taken.

In 2025, Grifols received 789 complaints through the Grifols Ethics Line, of which 330 were confirmed.

Of the 330 confirmed cases in 2025 (199 in 2024 and 135 in 2023), 16 cases (5 in 2024 and 5 in 2023) were identified as related to human rights violations, specifically involving discrimination or harassment within the organization. In all cases, the corresponding disciplinary measures were applied: dismissal (12 cases) or verbal or written warning or suspension (4 cases). In addition, no allegations related to corruption, money laundering, insider trading or customer data privacy were received during 2025.

NUMBER OF COMPLAINTS RECEIVED AND NUMBER OF CONFIRMED CASES*

	Number of complaints received			Number of confirmed cases		
	2025	2024	2023	2025	2024	2023
Corruption or Bribery	0	0	0	0	0	0
Discrimination or Harassment	74	27	97	22	10	33
Customer Privacy Data	0	0	0	0	0	0
Conflicts of Interest	4	1	9	1	1	7
Money Laundering or Insider Trading	0	0	0	0	0	0
Environment, Health and Safety	22	12	7	18	2	2
Manufacturing / R&D / Patient and Donor Safety	3	4	6	2	2	4
Employee Relations	560	368	160	285	176	76
Others	126	94	84	2	8	13
Total	789	506	363	330	199	135

* Data from 2025, 2024, and 2023 are comparable. In 2024, the catalog of reportable incidents was updated as part of the Grifols Ethics Line review and update project initiated in 2023, following the approval of the new policy. To facilitate data comparison, cases received and confirmed during 2023 were reclassified according to the categories in the new catalog.

192 Integrated Annual Report 2025

GRIFOLS | General | Environment | Social | Governance | Annexes

Political commitment and activities with advocacy groups

Grifols does not contribute to any political campaigns or political parties anywhere in the world.

Public affairs management

Advocacy is a legitimate activity and a fundamental part of the democratic process, allowing people to share their points of view and concerns with public officials. For Grifols, it entails interacting with and educating political leaders on the importance of plasma-derived medicines and the need for patients to have unrestricted access in healthcare centers.

Grifols' Code of Conduct and Anti-Corruption Policy establish guidelines and the appropriate standards of interaction between Grifols employees and public officials.

Grifols is committed to complying with the highest ethical standards in its interactions with public officials, including the obligation to act with the utmost integrity and transparency in its interactions. In the U.S., the company complies with all federal, state and local regulations, including the regular submission of transparency reports to the U.S. Congress, as required by the Lobbying Disclosure Act (LDA). These reports detail expenses associated with lobbying activities, encompassing both direct expenses related to external consulting services, and a proportional allocation of Grifols employee salaries based on the time dedicated to performing these activities. The expenses do not include any contributions to public campaigns, as Grifols does not contribute to political campaigns in the United States.

Grifols' lobbying disclosure reporting requirements are governed by standard operating procedures that cover its activities in the United States and European Union. The company does not make campaign contributions to political candidates or government officials, either directly or indirectly.

Grifols has been part of the European Union's Lobbying Transparency Register since 2019 and subscribes to the principles governing rules of conduct in relations with European Union institutions as articulated in its code of conduct. Through this register, the company is authorized to engage with European institutions and disseminate information on its activities and its positions on EU policies. In parallel, Grifols actively participates in public consultations related to health and industrial policies.

The company is also a member of three organizations registered with the European Union: the Plasma Protein Therapeutics Association (PPTA), the European Confederation of Pharmaceutical Entrepreneurs (EUCOPE), and MedTech Europe.

Highlights

Shaping our strategy in Spain

In 2025, Grifols developed a 2025-2027 public affairs strategy for Spain, which is currently being rolled out to strengthen the company's positioning with health and industrial authorities in an evolving regulatory environment. The company has a coordinated, cross-departmental action plan to anticipate the impact of new regulations, including the European SoHO Directive, the forthcoming Law on Guarantees and Rational Use of Medicines, and the new Law on Industry and Strategic Autonomy. This supports proactive and transparent dialogue aligned with the interests of the healthcare system.

Advocacy for patients in the U.S.

In 2024, Grifols focused part of its efforts in the United States on advancing legislative changes in Congress to improve patient access to plasma-derived medicines, particularly through proposed modifications to the Medicare Part D program. The company also collaborates with patient organizations to promote legislative initiatives aimed at improving reimbursement and treatment for patients with rare and orphan diseases across different care settings, including home-based care and specialized treatment centers.

EU health policies

In 2023, the European Commission released a proposal to update general pharmaceutical legislation, which is expected to be completed in 2026. Grifols collaborates with various institutions and stakeholders to ensure the proposal advances access to healthcare, promotes R&D investments in the European pharmaceutical space, and recognizes the unique nature and qualities of plasma-derived medicines.

On July 17, 2024, the *Official Journal of the European Union* published the regulation on quality and safety standards for substances of human origin (SoHO) intended for human use. Member States will have a three-year period, until 2027, to fully implement the Regulation. The regulation establishes quality and safety standards for the donation, testing, processing, preservation, storage and distribution of cells and tissues.

The forthcoming Critical Medicines Law aims to guarantee access to essential medicines and strengthen the supply chain for products included in the Critical Medicines List. As most plasma-derived medicines are considered essential and are included on this list, Grifols participates actively in discussions regarding this initiative, contributing to efforts to advance the EU's strategic autonomy.

BREAKDOWN OF CONTRIBUTIONS

	2025	2024	2023
Lobbying expenditures in the U.S.* as reported under the LDA	1.670.000 USD	1.450.000** USD	1.080.000 USD
Estimated annual costs related to activities covered by the European Transparency Register	50.000 – 99.000 EUR	50.000 – 99.000 EUR	50.000 – 99.000 EUR

* U.S. data includes contributions at both federal and state levels. These figures do not include any contributions to public campaigns, as Grifols does not contribute to political campaigns in the United States, therefore the total amount of political contributions is zero.
** 2024 estimate.

193 Integrated Annual Report 2025

Supplier relationship management Grifols bolsters the business resilience of its value chain through long - term relationships, compliance with strict ethical standards and the promotion of sustainable practices that respect human rights, foster social progress, reduce environmental impacts and contribute to improving the performance of both suppliers and their employees. Of note is the Supplier Code of Conduct, which is mandatory for new suppliers and sets out clear criteria regarding integrity, sustainability and respect for human rights. As outlined later, Grifols worked on developing a new Supplier Sustainability Policy throughout 2025, which came into in effect in early 202 6 15 3 . In 2025, Grifols joined and subscribed to the principles of the Pharmaceutical Supply Chain Initiative (PSCI), a global initiative that promotes ethical, labor and environmental standards in the pharmaceutical industry. This commitment supports transparency and continuous improvement, while promoting collaborations with other sector participants to advance responsible practices throughout the supply chain. Aware of the essential role played by its suppliers' employees, Grifols applies responsible practices to protect their rights, ensure safe working environments and support open communication across the value chain. To this end, it makes its Grifols Ethics Line available to all individuals involved in its supply chain as an independent, confidential and accessible channel for reporting concerns or irregularities. In 2024 and 2025, no human rights violations were recorded at any upstream or downstream stage of the value chain. Continuous improvement in the identification and management of risks in the supply chain Grifols is actively implementing procedures and analytical tools to enhance due diligence and risk management across its supply chain, anticipating regulatory requirements such as the Corporate Sustainability Due Diligence Directive (CSDDD) and adopting industry best practices. Since 2025, the company has used the EcoVadis platform as its primary tool for assessing suppliers’ ESG performance. The platform enables comparative analysis and risk segmentation based on international criteria, providing a consolidated view that supports informed decision - making. The process is structured in three phases: • Identification and assessment of ESG risks by country and industry, based on analysis of the regulatory, social and environmental context in the geographies in which Grifols’ suppliers operate. • ESG performance analysis and identification of areas for improvement in supplier sustainability. • Definition of an action plan to prevent and mitigate risks through concrete measures and continuous monitoring. In 2025, 95 % of suppliers by spending (volume) were evaluated under ESG criteria, compared to 43 % in 2024. In 2025, Grifols further reinforced its commitment to sustainability and human rights across the value chain by updating its master services agreement (MSA) with suppliers to incorporate specific ESG - related clauses. In parallel, internal training programs were developed for Global Procurement and other key functions to build capabilities and ensure the effective integration of these criteria into procurement processes. The Global Procurement area also incorporated contract management tools to streamline access to critical information and optimize contractual processes, improving efficiency and decision - making through automated document retrieval and advanced analytics. In addition, since 2024 the company has had a professional dedicated exclusively to managing ESG risks and criteria, reinforcing its capacity to anticipate regulatory challenges and maintain responsible relationships with strategic partners. These initiatives mitigate supply chain risks and enable the company to support and guide less mature suppliers on key aspects such as respect for human rights and emissions reduction, contributing to a more ethical, sustainable and resilient supply chain. Supplier Code of Conduc t 154 Grifols requires all its suppliers to comply with applicable legislation in their geographies of operation. This provision is further reinforced with the company's Supplier Code of Conduct, which defines the minimum standards of ethical, social and environmental behavior that suppliers must meet. Framed from an ethical standpoint, the code regulates aspects such as conflicts of interest, fair competition, trade controls, the fight against bribery and corruption, acceptance of gifts, prevention of money laundering, product quality and safety, clinical trials and animal welfare, among others. In the areas of labor and human rights, it emphasizes respect for human rights and the promotion of fair treatment, prohibiting practices such as forced labor, modern slavery and child labor. The code also includes concrete guidelines on occupational health and safety, environmental management and the development of sustainable management systems, ensuring responsible operation throughout the value chain. General Environment Social Governance Annexes 194 Integrated Annual Report 2025 15 3 The Supplier Sustainability Policy is publicly available on Grifols' website. 15 4 The Supplier Code of Conduct is publicly available on Grifols' website.

Global Procurement Polic y 155 Grifols’ Global Procurement Policy defines the guidelines and common procedures for purchasing processes and supply strategies, ensuring that goods and services are procured through transparent, objective, timely, ethical and cost - effective decision - making. This policy establishes a consistent, unified framework for procurement processes across the organization, supporting more efficient risk management and ensuring total compliance with all internal and external policies, procedures and regulatory controls. Specifically, this policy encompasses criteria related to ethical, social, environmental and privacy standards aligned with health, safety and environmental policies. It also promotes sustainable procurement principles within purchasing processes and ensures maximum transparency in supplier relationships, embedding the values outlined and supported by Grifols’ Human Rights Policy, Sustainability Policy and Supplier Sustainability Policy. Ethical compliance and respect for human rights are central to Grifols’ Global Procurement Policy. In this regard, all professionals involved in procurement, whether Grifols employees or external suppliers, must adhere to the following principles: compliance with laws and regulations; integrity, impartiality and fairness; transparency, confidentiality; and due diligence, among others. Supplier Sustainability Policy Grifols advanced on the development of a Supplier Sustainability Policy throughout 2025. To be implemented in early 2026, the policy aims to ensure that ESG criteria are systematically integrated into the assessment, selection and monitoring of its supply chain, in line with the Sustainability Strategy and the core international due diligence standards, including the SDGs. The policy enhances traceability and transparency in the supply chain, promotes collaboration with suppliers for the continuous improvement of ESG practices and applies a due diligence – based approach structured into distinct evaluation phases. In the initial phase, suppliers are required to provide relevant ESG information and adhere to Grifols’ Supplier Code of Conduct. Supplier registration may be rejected in cases of non - compliance or where there are indications of serious environmental, social or ethical incidents. Next, an ESG risk assessment is conducted, combining an analysis of inherent risk — considering factors such as country, sector, nature of the supplier and business volume — with an assessment of ESG performance based on the supplier's policies, evidence and results. This process enables the classification of suppliers into different risk levels and the definition of proportionate evaluation procedures. When medium or high risks are identified, corrective action plans are put in place with clear objectives, timelines and metrics, and their monitoring is integrated into the ongoing supplier relationship. The policy is supported by mandatory, periodic sustainability training for both the Global Procurement team and strategic suppliers, ensuring the consistent application of sustainability criteria across the supply chain. Supplier qualification and evaluation syste m 156 Grifols' Supplier Qualification Management System ensures all raw materials undergo a strict continuous evaluation process, including plasma from external suppliers and critical non - plasma suppliers. Grifols maintains a robust program of routine supplier audits to ensure compliance with Good Manufacturing Practices (GMP) and quality standards across all its business units. In addition to fostering long - term relationships and ensuring compliance with ethical standards, the Global Procurement area establishes routine supplier evaluation practices and performance monitoring. The Global Procurement team reviews the active supplier base to identify significant suppliers and, accordingly, prioritize ESG analysis. Supplier segmentation is based on criteria that include supplier category and annual spend. General Environment Social Governance Annexes 195 Integrated Annual Report 2025 15 5 For more details: Global Procurement Policy. 15 6 For more details: S ocial – Patients and Healthcare Professionals section ESRS S - 4.

GRIFOLS | General | Environment | Social | **Governance** | Annexes

Overview of Grifols' significant suppliers[157]

Total number of significant Tier 1 suppliers
1,701 in 2025
1,724 in 2024
1,691 in 2023

Suppliers evaluated in ESG criteria through documentation or on-site assessments
1,509 in 2025
411 in 2024

Percentage of Tier 1 supplier spend accounted for by significant suppliers
89 % in 2025
86 % in 2024
84 % in 2023

Grifols' supplier payment practices

Grifols' supplier payment practices are designed to ensure clear and efficient processes aligned with the company's internal policies. These practices apply to both external suppliers and intercompany transactions, taking into account the specific characteristics of each. Grifols governs payment practices through two main policies set out in its financial manual:

1. Supplier Policy: defines payment terms for external suppliers, including country-specific terms and exceptions for certain suppliers, such as professional services provided by individuals or product licenses. Standard payment terms are aligned with the regulatory requirements of each country, with bank transfer as the preferred payment method and alternative options such as Supply Chain Finance- available.

2. Supplier policy for Grifols companies: governs payment terms between group companies, determining payment periods based on the supplier's main activity and the buyer's country, with a standard 30-day term for services and rentals. Payments between group companies are made monthly, and late payments result in intercompany loans.

By region, payments are made as follows:

- Spanish suppliers for Spanish subsidiaries: payments are made on the 25th of each month, settling invoices due up to the end of the month.
- Other suppliers for European and LATAM subsidiaries: payments are made every Wednesday for overdue invoices.
- U.S. and Canadian subsidiaries: Payments are made every Wednesday for invoices due at the time of payment.

Grifols employs various practices to ensure that small- and medium-sized companies receive timely and predictable payments, reinforcing their financial stability and relationship with the company. Among other measures, these policies provide for shorter payment terms, subject to prior approval by the Treasury Department; partial advances for specific projects or deliveries; the digitization of processes to reduce approval and payment delays; and transparent communication to facilitate the timely resolution of issues.

In 2025, the global average payment period was 53 days, compared to 51 days in 2024[158].

As of December 31, 2025, Grifols had no pending legal proceedings related to late payments to suppliers.

[157] Significant suppliers: Suppliers with significant ESG risks, high business relevance or both. These include critical suppliers essential to the business, although the latter are usually assessed solely on the basis of their business relevance. Tier 1 suppliers: Suppliers that directly provide goods, materials or services (including intellectual property (IP) and patents) to the company. If not specified, they are assumed to be Tier 1 suppliers.
[158] The global PMP includes Europe, Latin America and the United States. The PMP in Spain (national consolidated) stands at 78 days, as reported in note 22 of the annual accounts report.

196 Integrated Annual Report 2025

GRIFOLS | General | Environment | Social | Governance | Annexes

Alliances, partnerships and sponsorships

Grifols' alliances and partnerships are focused on core strategic areas for the company, including the plasma industry, pharmaceuticals, medical technology and biotechnology. This engagement is articulated through support for key projects, policy advocacy and the promotion of innovation, while ensuring compliance with high ethical and safety standards for the benefit of patients and the broader healthcare community.

In 2025, Grifols implemented a new procedure for reporting its participation in industry associations and forums, reinforcing compliance with its Competition Policy and the management of associated risks. The new digital tool enables employees to view the associations in which the company participates, report their involvement and request membership in new organizations. This initiative enhances transparency, traceability and internal control over Grifols' institutional participation, supporting ethical conduct and compliance with competition regulations.

Activity	Involvement / commitment	2025	2024
Plasma industry	Grifols supports various strategic projects related to the plasma industry, including the joint promotion of a global code of conduct, educational campaigns, access to clinical treatments, procurement of plasma as a raw material, and awareness campaigns on rare diseases.	2.165.735 EUR	2.097.163 EUR
Pharmaceutical industry	Defense of policies and practices to promote the discovery of and access to life-enhancing medicines and vaccines for people around the world. Efforts to reinforce regulatory systems to ensure maximum safety throughout the value chain, from production to patient administration while acting ethically and professionally in alignment with Grifols Codes of Conduct.	307.362 EUR	238.596 EUR
Med-tech industry	Efforts to highlight the social value and contribution of medical technologies, facilitating their access to patients, healthcare professionals, operators and healthcare systems. Promotion of value-based innovation to create more sustainable healthcare systems and meet the growing needs and expectations of health and medical-care systems. Adherence to the highest ethical standards for all training initiatives and interactions with healthcare professionals.	141.958 EUR	127.610 EUR
Biotechnology industry	Participation in national non-profit associations of several bio-tech firms, aimed at increasing their social awareness and promoting innovation by advocating for public policies that favor the growth of this essential industry.	44.067 EUR	77.787 EUR

[1]. https://www.ifpma.org/.
[2] https://www.medtecheurope.org/.
[3] https://internationalbiotech.org/about(/.

Alliances and partnerships

- AECOC: Spanish Association of Manufacturers and Distributors.
- AENE: Spanish Association of Manufacturers and Distributors of Enteral Nutrition Products.
- AmCham: American Chambers of Commerce in Spain, China and Thailand.
- ASEBIO: Spanish Association of Bio-Enterprises.
- BIOcom Life Sciences Organization of California: California association of bioscience companies and research institutes.
- Biotechnology Innovation Organization (BIO): The world's largest professional association for biotechnology in the United States.
- CAEME: Argentine Association for Pharmaceutical and Biotech Products
- CBDL: Brazilian Chamber of In Vitro Diagnostic Companies.
- EMIG: Ethical Medicines Industry Group in the UK.
- EUCOPE: Trade association representing small- to medium-sized pharmaceutical and med-tech firms in Europe.
- EURORDIS: A non-profit alliance representing 949 rare disease organizations from 73 countries.
- Farmafluid: Spanish Association of Pharmaceutical Laboratories for Fluid Therapy and Parenteral Nutrition.
- Farmindustria: Italian association of pharmaceutical companies.
- Foment del Treball Nacional: Confederation that represents Catalonian business leaders and industries.
- Global Business Alliance: Association of international companies in the United States created to promote foreign investment.
- JACRI: Japanese Association of Companies in the In Vitro Diagnostics Sector.
- LEEM: Professional organization representing pharmaceutical companies in France.
- MedTech Europe: European trade association representing the healthcare technology industry, suppliers of medical devices and in vitro diagnostics, and various national associations encompassed within MedTech.
- National Health Council (U.S,): An entity that brings together various organizations to forge consensus and promote patient-centered health policies.
- North Carolina BIO: An association of companies in the bioscience, pharmaceutical, medical device, diagnostics, agricultural biotechnology, and clinical research institute sectors.
- Pathology Technology Australia: Australian association of manufacturers and importers of reagents and systems for in vitro diagnostics
- PPTA: Plasma Protein Therapeutics Association.
- SIGRE: Non-profit organization responsible for ensuring the proper environmental management of household pharmaceutical packaging and unused or expired medicines.
- SINDUSFARMA: Brazilian association of pharmaceutical companies.
- United States-Spain Council: Organization dedicated to strengthening ties between Spain and the United States.

197 Integrated Annual Report 2025

Digital security and resilience At Grifols, digital security and operational resilience are fundamental to ensuring business continuity, protecting information and maintaining the trust of patients, donors, employees and other stakeholders. This chapter is structured around two distinct but complementary areas: data protection and privacy, and cybersecurity and operational resilience. Impacts, risks and opportunities Material IROs Type Description Cybersecurity and operational resilience Cybersecurity risk management to ensure business continuity Cybersecurity vulnerabilities or system failures may disrupt operations and compromise data, affecting business continuity and third parties. Grifols has a cybersecurity policy, specialized teams and risk management controls designed to reduce the likelihood and impact of such events. Data protection and privacy Privacy and regulatory compliance in data processing The processing of sensitive or large - scale data, together with the use of innovative technologies, may have negative impacts on privacy within a complex regulatory environment marked by increasing digital threats. These activities increase risk exposure and compliance costs. Negative impact Risk Own operations Supply chain Management of impacts, risks and opportunities Material sub - topic Policies Actions Metrics and Targets Cybersecurity and operational resilience • Cybersecurity Policy • Global Privacy and Data Protection Policy • Employee training on cybersecurity • Specific cybersecurity incident management procedure • Personal data incident procedure • Training for all employees with specific actions for those who process personal data, adapted to processing type and/or stakeholder group • Explanation of how and why Grifols processes personal data for different purposes • Percentage of staff with access to cybersecurity training: 100 % achieved in 2025 Data protection and privacy • Cybersecurity Policy • Global Privacy and Data Protection Policy • Percentage of staff with access to training on data protection: 100 % achieved in 2025 General Environment Social Governance Annexes 198 Integrated Annual Report 2025

Cybersecurity and operational resilience Cybersecurity governance Grifols’ Cybersecurity Policy, approved by the Board of Directors on November 16, 2023 and amended on December 18, 2025 at the proposal of the Audit Committee, establishes the core principles and general framework for reducing the Group’s exposure to cybersecurity threats, protecting digital assets, ensuring business continuity and complying with applicable regulations. The policy is based on a systematic approach to risk identification, assessment and management, including risks associated with third parties, and on the implementation of controls to ensure the confidentiality, integrity and availability of information and systems, applying criteria of proportionality and continuous improvemen t 15 9 . Cybersecurity governance is exercised by the Board of Directors through the Audit Committee, which oversees and evaluates the effectiveness of cybersecurity controls and management with the support of the Internal Audit and Corporate Risks Management Department. The Information Security Officer (ISEC) reports to the Chief Digital Information Officer (CDIO) and is responsible for developing and implementing cybersecurity policies, standards and procedures, as well as overseeing the implementation and effectiveness of the information security management system (ISMS). The ISEC manager is supported by the Global Cybersecurity Committee, which aligns cybersecurity initiatives with business objectives, ensures global coverage of the ISMS, contributes to the prioritization and execution of security initiatives and projects, and promotes a culture of protection against cybersecurity threats at Grifols. The committee includes representatives from the business units, information technology and legal departments, as well as from operations and services. The Head of Internal Audit reports to the Audit Committee at least quarterly on cybersecurity control and management and attends the Audit Committee’s update sessions together with the CDIO and/or the ISEC manager. Grifols has the resources required to maintain an environment aligned with its business and cybersecurity objectives. Cyber risks are integrated into the enterprise risk management system and are reviewed on a regular basis. In 2025, coordination between cybersecurity, business continuity and data protection was reinforced to support a more holistic approach to the management of digital risks. In 2025, Grifols did not record any relevant incidents related to cyberattacks, theft and/or loss of sensitive data or damage to physical assets that affected the normal development of its operations. Cybersecurity management Grifols manages cybersecurity through a comprehensive approach aligned with international standards, including the U.S. National Institute of Standards and Technology (NIST) Cybersecurity Framework and ISO 27001. This approach is based on five fundamental pillars: identification, protection, detection, response and recovery from threats. Management is structured through organizational arrangements, technological tools and specific processes that ensure operational resilience and the protection of the company’s critical assets. Grifols' information security strategy is centered on a risk - based approach that enables the prioritization of resources and efforts in line with the level of exposure accepted by the company. This strategy is implemented through tools and procedures that ensure cybersecurity risks are identified, monitored and appropriately managed. Security initiatives and projects identified by the Information Security Officer (ISEC) are consolidated in the Security Master Plan, which is regularly updated to address new threats, business needs and technological developments. This plan is a key element in achieving the risk level approved by the organization. The company operates a Security Operations Center (SOC) on a 24/7 basis, providing coverage for security incidents affecting its data centers, perimeters and workstations. These services are activated through alerts generated by the Security Information and Event Management (SIEM) tools defined by the Information Security Office. Grifols also maintains cyber intelligence capabilities that provide information on threat actors and their techniques and tools, supporting the deployment of controls to prevent successful attacks. Grifols has obtained specific information security certifications, including ISO 27001 and the National Security Scheme (ENS), which apply to certain processes and companies within the Group and reinforce the robustness of its management system. With respect to incident and privacy breach management, the company's Incident Response Team (IRT) intervenes when events detected by the SOC are likely to evolve into security incidents. The team integrates digital forensics and incident response (DFIR) capabilities to analyze events and contain incidents, mitigate their impact and prevent recurrence. Response and recovery capabilities, including tools, procedures and equipment, are tested on a regular basis. In the event of any incidents, Grifols activates internal and external communication protocols in compliance with applicable legal and regulatory requirements, including notifying the competent authorities. In 2024, Grifols carried out a comprehensive analysis of its cybersecurity systems, simulating threat scenarios to identify vulnerabilities and areas for improvement. The results of this analysis enabled the definition of a clear roadmap to strengthen cybersecurity against current and future risks. In the event of cybersecurity incidents affecting the confidentiality, integrity or availability of systems, a crisis management protocol is activated, which includes: • Impact assessment • Communication to internal and external stakeholders • Coordination with regulatory authorities • Post - incident review and key learnings General Environment Social Governance Annexes 199 Integrated Annual Report 2025 15 9 This policy is publicly available on Grifols' corporate website.

Security culture and awareness A security culture is driven by senior management through internal campaigns, visible leadership and the integration of cybersecurity into strategic decision - making. Grifols assigns individual information security responsibilities to all employees through a structured governance, training and control framework aligned with international standards, including ISO 27001 and the NIST Cybersecurity Framework. All employees are required to comply with the Cybersecurity Policy and the Global Privacy and Data Protection Policy, which explicitly define specific obligations related to the protection of organizational assets and personal data. Key mechanisms include: • Role - based assignment of responsibilities integrated across IT and OT environments, including third - party management. • Mandatory training programs customized to the functions of each employee, with extended modules for those who regularly process personal data. • Annual awareness campaigns and phishing simulations to reinforce secure practices and detect vulnerabilities. • Supervisory structures within the Information Security Office (ISEC), which oversees policy implementation and monitors compliance. • Incident response protocols specifying individual actions in the event of a security breach, ensuring coordinated and timely mitigation. Grifols implements an annual training and awareness plan tailored to emerging threat trends and the specific needs of each area. Training is mandatory for the entire workforce and complemented by phishing simulations and other practical exercises to assess employees' knowledge and readiness. In 2025, 93 % of users registered on the internal training platform (Grifols Training Platform) completed comprehensive cybersecurity training. In addition, specific data protection training is provided to teams that regularly handle personal information, in line with the Global Privacy and Data Protection Policy. General Environment Social Governance Annexes 200 Integrated Annual Report 2025

Data protection and privacy Data protection and privacy governance Grifols’ Global Privacy and Data Protection Policy establishes a common corporate framework for the responsible processing of personal data. It is integrated into the group’s risk management and regulatory compliance system, with implementation overseen by the Audit Committee. The Audit Committee monitors the effectiveness of the enterprise risk management (ERM) system and internal controls, both financial and non - financial. As part of this oversight, it ensures that key risks, including cybersecurity and data protection, are formally identified, assessed and managed within the group’s risk and compliance framework. Data privacy governance is led by senior management and structured through the Corporate Data Protection Office, which defines the overall privacy framework and oversees regulatory compliance to protect the fundamental rights and freedoms of individuals whose personal data is processed by Grifols. The Data Protection Officer (DPO), appointed in Group companies where required, acts as a liaison between Grifols, data subjects and regulatory authorities. Grifols complies with all applicable data protection laws and regulations and works with suppliers that provide sufficient guarantees for the protection of the personal data it processes. Training and awareness are core elements of privacy governance. All employees receive training on the Global Privacy and Data Protection Policy, and teams that regularly process personal data receive additional, role - specific training. By 2025, Grifols had ensured that all employees likely to process personal data had access to training and awareness programs. In particular, more than 75 % of employees had access to data protection training (70 % in the year 2024), including guidance on the actions to take in the event of a security incident that could result in a personal data breach. All employees are subject to the Global Privacy and Data Protection Policy, which clearly defines their obligations in relation to the processing of personal data, including: • Compliance with the privacy principles set out below. • Participation in mandatory training programs. • Application of protocols for action in the event of security incidents that may affect personal data. In addition, Grifols maintains a zero - tolerance policy for breaches of the Global Privacy and Data Protection Policy. Any violation, whether intentional or resulting from negligence, may give rise to proportionate disciplinary measures, including warnings, suspension, reassignment or termination, pursuant to internal human resources policies and applicable labor laws. Data protection and privacy management Grifols adheres to the privacy principles set out in the data protection regulations applicable to the Group, including the General Data Protection Regulation (GDPR). These principles include: • Lawfulness, fairness and transparency: Personal data is processed in a lawful, fair and transparent manner. • Purpose limitation: Personal data is collected for specific and legitimate purposes. • Data minimization: Only personal data that is strictly necessary for the intended purpose is processed. • Accuracy: Measures are implemented to ensure that personal data is accurate and kept up to date. • Storage limitation: Personal data is retained only for the period necessary to fulfill the intended purpose. • Security: Appropriate measures are implemented to protect the confidentiality, integrity and availability of personal data. Grifols adheres to the privacy principles by design and by default, ensuring that projects, systems and processes incorporate safeguards from the outset. The management of third parties with access to personal data has been reinforced through specific contractual clauses, due diligence processes and periodic controls. Grifols integrates data protection compliance reviews into its annual internal audit plan based on a risk analysis and reports the results to the Audit Committee, contributing to the strengthening of internal controls and data governance. General Environment Social Governance Annexes 201 Integrated Annual Report 2025

Personal information protection and incident management Grifols manages personal data, including information relating to employees, donors and patients, through a comprehensive approach that combines enhanced security measures, regulatory compliance and robust incident management. This approach is aligned with the Global Privacy and Data Protection Policy and with the incident management procedures applicable to situations that may affect personal data. Grifols applies specific measures adapted to the nature of the personal data processed, including: • Encryption and pseudonymization of personal data to protect it against unauthorized access. • Mechanisms to ensure the confidentiality, integrity, availability and resilience of processing systems and services. • Plans and procedures to restore the availability of and access to personal data in a timely manner in the event of an incident. • Periodic testing, evaluation and verification of the effectiveness of the technical and organizational measures implemented to ensure the security of data processing. In the event of any incident that may affect the confidentiality, integrity or availability of personal data, the established procedure is activated. This includes: • Identification and analysis of the incident, including its origin, scope and consequences. • Assessment of the impact on the rights and freedoms of the individuals affected. • Coordination with the Legal and Information Security teams to ensure the correct interpretation of applicable regulations and the implementation of corrective measures. • Activation of recovery protocols, including technical containment, data restoration and review of controls. • Post - incident review to capture lessons learned and strengthen prevention mechanisms. Where an incident is confirmed to constitute a personal data breach, specific management mechanisms are applied, including: • Risk assessment and implementation of immediate containment measures. • Notification to the competent authorities under applicable legislation and where required, communication to the affected data subjects. • Recording and traceability of all actions taken, ensuring transparency and accountability. General Environment Social Governance Annexes 202 Integrated Annual Report 2025

Risk management and control The Risk Control and Management Policy enhances confidence in Grifols' ability to achieve its strategic objectives. It establishes a framework to identify, control and manage the risks to which the company is exposed, with the objective of safeguarding patients, donors, employees, shareholders, customers, suppliers and other stakeholders. The Risk Control and Management Policy defines the fundamental principles, roles and responsibilities, and establishes the ov era rching framework for risk management and governance, including sustainability risks and related control mechanisms. Grifols implements this framework through a comprehensive risk management and control system aligned with COSO (Committee of Spo nsoring Organizations of the Treadway Commission) principles. This system addresses key areas including corporate governance and organizational culture; s tra tegy and objective formulation; performance evaluation; continuous review and improvement; and communication and reporting. The following section describes the main features of Grifols' governance, control and risk management system, as well as the pro cess used to identify, assess and manage the most relevant risks. Governance framework The company's organizational framework for risk governance assigns risk management responsibilities across all hierarchical levels. Governing bodies The Board of Directors approves the Risk Control and Management Policy, and delegates oversight of the effectiveness of the risk management and control system to the Audit Committee. The Board of Directors is also responsible for determining the company's risk appetite, defined as the nature and extent of the risks the company is willing to assume in order to achieve its strategic objectives. General Environment Social Governance Annexes 203 Integrated Annual Report 2025 GOVERNING BODIES EXTERNAL ASSURANCE Reporting Delegation and Supervision Coordination and Communication 1st Line - Responsibility Business Lines (Risk Owners) Identify, assess and manage risks in the scope of their daily activities 2nd Line - Supervision Monitoring and Advisory Functions Support and supervise the front line 3rd Line - Independent Assurance Internal Audit Provides independent assurance over risk management activities and the adequacy and effectiveness of controls

The Audit Committee, composed exclusively of independent board members, oversees the effectiveness of Grifols' risk management and internal control systems, both financial and non - financial. In this role, the committee ensures the company's principal risks — including operational, technological, cybersecurity, legal, social, environmental, political or reputational or corruption - related risks — are identified, managed and communicated. In 2020, the company established a Corporate Risk Committee to ensure appropriate oversight of risk identification, assessment, management and monitoring, and to support the integration of risk management into business processes. In 2024, Grifols implemented changes to adopt a more agile governance structure. As part of this process, the Corporate Risk Committee was discontinued and its responsibilities were assigned to the Chief Executive Officer for day - to - day management and, where appropriate, to the Executive Committee. The Enterprise Risk Management (ERM) function supports the Audit Committee in overseeing the effectiveness of Grifols’ risk control and management system. The ERM function operates independently of senior management and is responsible for supporting, coordinating and verifying the implementation of the Risk Control and Management Policy. In coordination with other risk management initiatives, particularly those led by the Sustainability department, the ERM function also supports the Audit Committee, the Chief Executive Officer and the Executive Committee in the daily operation of the risk management infrastructure, including the framework, approach, risk assessment, ongoing monitoring and reporting processes. The Board of Directors and the Audit Committee meet regularly with those responsible for managing the company’s principal risks, including the heads of Grifols' business units and assurance functions, legal advisors and external auditors. RISK APPETITE FRAMEWORK As part of the company’s risk management and control system, Grifols developed a risk appetite framework to define acceptable levels of risk in alignment with its business objectives and market context. 1. The company identifies its principal risks and determines the risk appetite of each. 2. The Board of Directors and senior management define risk appetite statements to formally articulate the level of risk the company is willing to accept in relation to the principal risks identified, using a rating scale from 1 (“Adverse”) to 5 (“Tolerant”). 3. Risk appetite statements are translated into actionable risk metrics, with thresholds defined at operational, tactical and strategic levels. The Audit Committee oversees the independence of the company’s internal audit function and assures it has sufficient resources and budget. Additional responsibilities include presenting the strategic direction and the annual Internal Audit work plan to the Board of Directors for approval or recommendation; ensuring Internal Audit activities focus on the most relevant risks; receiving regular updates on Internal Audit activities; and verifying that senior management considers and addresses the findings and recommendations resulting from audit reports. The Sustainability Committee, acting on behalf of the Board of Directors, is responsible for overseeing and ensuring adherence to the Sustainability Policy and managing the associated risks. Management Management’s responsibility for achieving the company’s objectives encompasses both first - line and second - line functions. The First Line comprises departments directly responsible for managing risks within the scope of their daily activities. Managers and employees in these departments: (i) identify and manage risks as part of their regular activities, ensuring that appropriate controls are implemented and operate effectively to support achievement of the company’s objectives; (ii) develop risk treatment and mitigation plans for risks that exceed the company’s risk appetite and proactively define key risk indicators to monitor and manage risks; (iii) report risk events to the Second Line to support risk monitoring and assessment; and (iv) collaborate with the Internal Audit area by providing relevant risk information for independent review, contributing to a robust and comprehensive risk management process. The Second Line comprises assurance and specialized functions responsible for overseeing risk management and compliance, and for providing guidance, support and supervision to ensure that risks are managed effectively by the first line. These functions include quality assurance, compliance, internal control, information security and sustainability technology, and Enterprise Risk Management (ERM). Internal Audit The Third Line, represented by the Internal Audit function, operates independently from management and reports directly to the Board of Directors through the Audit Committee. This independence enables the Internal Audit area to provide objective and independent assurance and advisory services on the adequacy and effectiveness of governance and risk management systems, supporting the achievement of corporate objectives and continuous improvement. In addition, Internal Audit reports significant internal control deficiencies and related mitigation plans to senior management and the Audit Committee, ensuring that any issues are addressed promptly and effectively to maintain robust risk management. General Environment Social Governance Annexes 204 Integrated Annual Report 2025

Risk management process Grifols operates a comprehensive and continuous risk control and management process designed to identify, assess and manage all relevant risks to which the company is exposed or may be exposed, and to ensure that risk considerations are integrated across the organization. This process applies to Grifols, S.A. and its subsidiaries and covers all risk categories defined in the Risk Control and Management Policy. It comprises the following set of recurring activities: Risk identification and assessment Grifols regularly reviews its risk exposure. Risk owners and assurance functions continuously identify risks to which the company is exposed in the ordinary course of business that could affect the achievement of its objectives. ERM utilizes these risk results to identify risks on an enterprise level. This ongoing identification process is complemented by quarterly risk scans conducted by ERM to detect internal and external trends. These scans include analysis of external information sources, one - to - one discussions with members of the management team, senior executives, assurance functions and other employees, as well as monitoring the principal risks identified in the previous year based on the evolution of selected risk indicators. This approach ensures a comprehensive and continuously updated view of the company’s risk profile, incorporating input from key internal stakeholders and multiple sources of information, including climate change risk assessments. In addition to assessing current and evolving risks, ERM evaluates emerging risks that could affect the company’s ability to achieve its long - term objectives over a three - to five - year horizon. These emerging risks and their potential impact on the business are further analyzed to determine whether they should be prioritized as top risks. Identified risks are classified in accordance with the risk taxonomy defined in the Risk Control and Management Policy and are assessed based on their potential impact and probability of occurrence. To prioritize the risks, ERM completes the risk - scoring process based on risk velocity and interdependencies. The ERM's resultant list of top risks is then submitted for review and approval by the Executive Committee, which prioritizes those risks requiring immediate response and/or increased oversight. Subsequently, the list is presented to the Audit Committee and/or the Board of Directors and serves as the basis for defining risk management priorities for the following year. Risk response Based on the results of the risk assessment, management evaluates appropriate risk responses and prioritizes mitigation efforts. Risk owners consider the outcome of the prioritization process and assess the expected benefits against associated costs to determine the measures and internal control procedures required to prevent, avoid or minimize risks. For top risks, ERM identifies and assesses the existing controls to confirm that the level of risk remains within the limits defined by the approved risk appetite. If residual risk exceeds the established risk appetite, risk owners are required to develop a risk mitigation plan, which must be validated by ERM and the relevant assurance function. The Executive Committee receives regular updates on progress made in implementing approved mitigation plans. Risk monitoring and reporting Risk owners and assurance functions continuously monitor risks in order to identify changes in the internal or external environment that could increase their impact or likelihood beyond the acceptable levels defined in the risk appetite framework. For "top risks", the ERM monitors changes in risk exposure by using key risk indicators (KRIs), with tolerance thresholds aligned with the approved risk appetites. Throughout the year, ERM reports regularly on the company’s "top risks" to the Chief Executive Officer, the Executive Committee and the Audit Committee. These reports include details on existing control measures, planned risk mitigation actions, key risk drivers and emerging risks. This reporting process facilitates timely, informed and agile discussion on risk management and monitoring strategies. General Environment Social Governance Annexes 205 Integrated Annual Report 2025 Communication and reporting Risk monitoring Risk identification Risk response Risk assessment

GRIFOLS | General | Environment | Social | Governance | Annexes

Principal risks

The following table presents Grifols' principal risks, which represent material exposures that, in management's judgment, could have the most significant impact on the company's strategic objectives, operations and long-term performance. While many risks align with those identified in the previous year, their relative significance and underlying drivers are reviewed on a regular basis, taking into account market shifts and regulatory, financial and geopolitical developments.

Risks related to ESG matters—not all of which are classified as principal risks—are described in detail in the relevant sections of this report. Financial risks are addressed in Note 30 (Financial Risk Management) to the Consolidated Financial Statements. A comprehensive description of Grifols' risks is publicly available in the company's annual Form 20-F, updated every fiscal year.

Risk	Assessment and Mitigation Activities
Cybersecurity and Digital Resilience[1]	Cybersecurity threats continue to increase in frequency and sophistication, with the potential to compromise sensitive information, disrupt critical operations or result in regulatory, financial or reputational impacts. In parallel, robust technology governance—including artificial intelligence (AI) governance—is critical to ensuring resilient technology operations, sound decision-making, regulatory compliance and the secure management of digital assets. Grifols operates an information security management system aligned with international standards and best practices. This system defines roles, responsibilities, policies and procedures for identifying and assessing threats, protecting critical assets, detecting and responding to incidents and restoring affected operations. The company continuously monitors the evolving threat landscape, strengthens its governance frameworks—including the responsible use of AI and third-party oversight—and enhances infrastructure, processes and controls to improve prevention, preparedness and resilience.
Capital Structure	An imbalance between debt levels, refinancing maturities, liquidity and market risks may limit Grifols' financial flexibility and expose the company to volatility in funding, interest rates and share prices. Maintaining a prudent capital structure and adequate liquidity levels is essential to sustaining operations, financing growth and navigating changing market conditions. Grifols has executed several operations to further strengthen its balance sheet, in line with its strategic priorities to improve cash flow generation and proactively and prudently manage debt levels and maturity profiles.
Product Innovation and Competition[2]	Innovation is a key driver of Grifols' long-term growth. The company must successfully develop new products, expand indications and enhance manufacturing processes while competing in a rapidly evolving technological and therapeutic environment. Advances in alternative modalities, together with scientific, regulatory and operational uncertainties, may affect demand for existing therapies and limit the success of research and development investments. Grifols mitigates this risk by maintaining a focused and diversified R&D pipeline, strengthening its clinical, regulatory and manufacturing capabilities, and continuously monitoring competitive and technological developments. The company complements internal innovation with potential collaboration or licensing opportunities, and applies rigorous lifecycle management to its existing products.
Product Safety and Quality[3]	Ensuring the quality and safety of Grifols' products is a top priority for the company. Non-compliance with applicable quality and safety regulations could adversely affect the health and safety of patients, donors and clinical trial participants, and lead to product liability claims or product recalls, with potentially significant financial and reputational repercussions. Grifols maintains a robust quality management system and vigilance system for medical devices, pharmacovigilance and surveillance system and clinical quality system
Ethics and Compliance[4]	Grifols operates in a highly regulated environment where the promotion, marketing and sale of pharmaceutical products and medical devices are subject to increasing governmental supervision around the world. In addition to anti-corruption, competition and healthcare compliance requirements, geopolitical developments have increased exposure to economic sanctions, trade controls and export compliance obligations. Non-compliance could result in financial penalties, operational restrictions or reputational damage. The company has established anti-corruption, competition, healthcare and corporate compliance policies and procedures to govern its business practices, including those related to distributors and suppliers. Integrity is reinforced through the Code of Conduct, mandatory training, third-party due diligence processes, and reporting and communication mechanisms, supported by continuous supervision and monitoring.

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GRIFOLS General | Environment | Social | Governance | Annexes

Risk	Assessment and Mitigation Activities
Business Continuity and Organizational Resilience[5]	In an increasingly volatile environment, resilient and reliable operations are essential to Grifols' ability to achieve its strategic objectives. Disruptions may arise from external factors—including extreme weather events, regulatory changes, geopolitical developments and malicious attacks—or from internal incidents such as serious accidents, supplier or third-party failures, or system outages. Plasma collection and manufacturing represent the company's most critical operational dependencies. Disruptions resulting from donor dynamics, regulatory requirements or operational constraints could reduce production capacity, affect service levels and have financial impacts. Grifols strengthens operational resilience through a vertically integrated plasma collection model, supported by a broad network of plasma collection centers across the United States, Europe and Canada, together with expansion and efficiency initiatives designed to sustain long-term capacity. Manufacturing resilience is further reinforced by facilities authorized by multiple regulators, enabling interchangeable processes where feasible. These measures are complemented by disaster recovery and business continuity plans, as well as insurance coverage for extreme weather events and critical accidents. Ongoing investments in production capacity, infrastructure and process improvements further strengthen Grifols' ability to maintain reliable operations and respond to evolving demand. In 2025, Grifols advanced on the creation of a Business Continuity and Crisis Management framework to support a consistent, compliant and cross-functional approach to readiness and response.
Prices and Demand of Biopharmaceutical Products	Plasma-derived products are subject to price controls in several major markets. These controls, combined with direct and indirect pricing pressures, have affected—and may continue to affect—the company's ability to maintain or increase gross margins. Governments and third-party payors may also limit reimbursable amounts or eligibility criteria, thereby influencing demand and market access. In the United States, pricing-related concerns have resulted inheightened scrutiny and ongoing governmental efforts to increase transparency around healthcare and pharmaceutical drugs costs, including proposed federal and state legislation on pricing, reimbursement and discounts. Although plasma-derived therapies have been excluded from certain recent measures, the risk of additional price restrictions remains. Despite these challenges, the company has delivered solid revenue growth in key markets, together with margin expansion driven by product mix optimization, reductions in cost per liter and improved operating leverage. Progress against key innovation milestones and the acceleration of the research and development pipeline are expected to help mitigate the potential impact of pricing pressures over time.
Talent attraction and retention[6]	Grifols' future success depends on its ability to retain key members of its senior management and to attract, retain and motivate a qualified workforce. The company is highly dependent on the core members of its executive and scientific teams. The company's performance relies on specialized expertise across operations, finance and accounting, science and technology, clinical functions, and sales and marketing. Competition for qualified professionals in these areas may affect the company's ability to effectively execute its strategy. Grifols has implemented a comprehensive rewards model to enhance employees' experience structured around four core pillars: compensation and benefits, professional development, recognition and a positive work environment. The company also conducts regular employee climate surveys to gather feedback and implements action plans based on their outcomes, supporting continuous improvement in employee engagement and retention.

[1] See the Cybersecurity and Data Protection section for more information.
[2] See the Innovation section for more information.
[3] See the Patients and Healthcare Professionals section for more information.
[4] See the Business Conduct section for more information.
[5] See the Climate Change-Adaptation section for more information.
[6] See the Our People section for more information.

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GRIFOLS | General | Environment | Social | **Governance** | Annexes

Emerging risks

Grifols' risk management process includes the identification and assessment of emerging risks. These are defined as new risks or risks which, although already identified, arise in a new or evolving context and may have a potential long-term impact on the company's activities.

Risk	Potential Impact	Mitigation Action Plan
Escalating trade tensions between the United States and China represent a complex and multidimensional risk to Grifols' operations, given the company's significant presence in both markets. While inherently difficult to predict, these tensions are expected to intensify in the near term, driven by policies enacted by the new U.S. administration to protect national economic interests and by China's increasing focus on achieving self-sufficiency in key industries, including plasma.	The U.S. and China may adopt protectionist measures to safeguard their respective economies. These policies could include higher tariffs on imported goods, stricter import restrictions and incentives to boost domestic production. Such measures could adversely impact Grifols' sales and profitability, disrupt its supply chain, increase operational costs, reduce the competitiveness of its products in these markets and potentially restrict market access.	To mitigate these risks, the company applies proactive risk management measures and continuously monitors geopolitical developments. This includes diversifying production and supply chains across different regions, reducing dependence on any single country or region and strengthening resilience to potential supply chain disruptions.
The cyber threat landscape continues to evolve, with increasing levels of complexity and innovation. The integration of artificial intelligence and quantum computing with conventional cyber threats is expected to significantly increase both the sophistication and frequency of cyberattacks. As a global healthcare company, Grifols is particularly exposed due to the high value of its medical and pharmaceutical data. Its growing reliance on digital storage and the exchange of sensitive information further increases this exposure.	Future cyberattacks targeting Grifols' information systems may result in the loss of financial or sensitive data or the disruption of operations, which could materially and adversely affect the company's business, financial condition, future operating results and reputation.	The company's main cybersecurity controls are described in the "Cybersecurity" section of this report. In response to the evolving risk of advanced cybercrime, Grifols is implementing additional controls and automated detection and response capabilities, while continuously assessing and deploying new intrusion prevention and detection tools. In the event that these measures fail to prevent system or data impacts, the company has established incident response and recovery programs, complemented by cyber risk insurance coverage.

Promoting a risk culture

A strong risk culture is essential for organizations to identify, assess and effectively manage risks that could affect their operations. Grifols implements training and awareness initiatives across the organization to ensure its workforce is equipped to identify and actively contribute to risk mitigation. At the same time, it fosters transparent communication regarding risk-related roles and responsibilities.

Aligned with its corporate strategy, Grifols' comprehensive risk culture encompasses the following elements:

- **Training:** Grifols develops and delivers training and awareness-raising programs to ensure employees have a solid theoretical foundation and practical knowledge across key risk areas, including environment, health and safety, compliance, cybersecurity, crime prevention, pharmacovigilance and quality, among other risk areas. Audit Committee members receive regular training on new governance requirements and trends. Additionally, a non-executive member of Grifols' Board of Directors has proven experience in risk management and control and, through their leadership role, contributes to encouraging a risk management culture across the organization.
- **Transparent communication:** Grifols organizes regular meetings with risk managers, as well as conducts workshops and surveys with other employees to promote transparent communication regarding its corporate risks.
  In 2025, the company further strengthened its internal control system with the integration of Workiva, a digital platform that centralizes the management, traceability and verification of information reported in the Integrated Annual Report (IAR). This platform supports more efficient and transparent oversight of the review and validation processes for both financial and non-financial information, enhancing the coherence, consistency and reliability of published disclosures. The adoption of Workiva also supports the company's application of best practices in corporate governance, internal control and transparency.
- **Integration of risk criteria in product development:** Grifols integrates risk criteria into the intellectual property and quality requirements applied throughout the product development and approval processes.

208 Integrated Annual Report 2025

Taxation Grifols' tax approach • Grifols believe taxes are essential to promoting social progress. • The company's corporate structures are based on commercial and industrial rationale, aligned with its business activity and backed by tangible impact. • Grifols has no presence in non - cooperative jurisdiction s 16 0 . 3 essential levers Fiscal policy Regulatory compliance Governance Principles, good practices and fiscal policy Grifols' fiscal commitment Grifols is firmly committed to driving economic, social and industrial development through compliance with applicable tax legislation in its countries of operation and paying its fair share in jurisdictions where it creates value. Its corporate structures are based on commercial and industrial rationale, aligned with its business activities and backed by tangible impact. Grifols has no presence in territories classified in non - cooperative jurisdictions. Grifols' Tax Policy sets out the principles governing Grifols' tax management. As a crucial part of corporate responsibility, taxation is overseen by Grifols' Board of Directors, including the approval and regular monitoring of the group's Tax Policy and its alignment with business realities and sustainability commitments. Grifols’ senior management, under the supervision of the Board of Directors, is tasked with developing the group’s tax strategy and compliance framework. However, other organizational areas, engaged in both routine and non - routine tasks, may contribute to its implementation. The company strives to develop cooperative relationships with tax authorities grounded in respect, transparency and mutual trust. In this regard, on October 26, 2018, Grifols' Board of Directors adhered to the Spanish Code of Good Tax Practices, confirming the company's unequivocal commitment to transparency, good faith and cooperation. In reflection of its commitment to transparency, the company provides regular disclosures of its tax strategy and taxes paid. The company also reports on and details tax - related disputes and potential litigation, should they arise, in the Consolidated Annual Accounts and in disclosures to market regulators. Governance Grifols' Board of Directors, composed primarily of independent directors, is responsible for approving the risk control and management policy. This policy establishes the basic principles and the general framework for the identification, assessment, control and management of all types of risks, including tax risks, to which the company and its subsidiaries are exposed. The company’s Audit Committee oversees the effectiveness of internal control, internal audit and risk management systems, including tax - related systems. In addition, it routinely reviews internal control and risk management systems to ensure that principal risks are properly identified, managed and disclosed. The Internal Audit department supports the Audit Committee by: • Guaranteeing adequate risk - management processes and risk assessment; and • Evaluating risk management processes, including oversight of controls and procedures. The Corporate Risks Committee oversees management's responsibilities for assessing, managing and controlling risks, and the integration of risk management through Grifols' risk management process. Regulatory compliance Grifols complies with the tax legislations of the countries in which it operates and with the OECD Guidelines for Multinational Enterprises. In the U.S., the company complies with, subscribes to and reports the Tax Control Framework Questionnaire (2019) developed by the U.S. Internal Revenue Service (IRS). This initiative complements the OECD Model Control of Tax Risks standard by including a self - assessment mechanism to cover core elements in the tax risk management and control system. The principles guiding Grifols’ risk management and control system are subject to tax risks, which fall under the category of legal and regulatory risks. General Environment Social Governance Annexes 209 Integrated Annual Report 2025 16 0 According to the Council Conclusions on the revised EU list of non - cooperative countries and territories for tax purposes (2024 update).

Grifols' Tax Policy • Tax compliance is a pillar of Grifols’ economic contribution and social commitment. To this end, its tax compliance policy and best practices are publicly available on the company website. Tax payments are fully aligned with the group's economic activity in all jurisdictions where it operates. • Grifols has no presence in non - cooperative jurisdictions and its business transactions with third parties based in these or any other territories form part of its ordinary industrial and commercial activity. • Grifols rejects the artificial transfer of profits to these territories or the protection afforded by their opacity, in accordance with the principles and recommendations on international taxation of the OECD Committee on Fiscal Affairs. Transparency in tax - related matters is a core principle of Grifols’ tax policy. • Grifols avoids significant tax risks by implementing internal information and control systems that ensure tax matters are efficiently and expertly managed. • Grifols' tax policy is based on a prudent and reasonable interpretation of the tax regulations in force in each jurisdiction. • Grifols consults independent, reputable tax experts before making any business decision that may have tax implications. • Grifols has a transfer pricing policy for all related - party transactions in alignment with the principles set by the main international regulatory bodies. This policy is reviewed annually to ensure compliance with these principles. • Grifols ensures that taxation is appropriately aligned with the structure and location of its activities, resources, personnel and material assets, as well as the business risks assumed. • Grifols does not use artificial structures unrelated to its activity to reduce its tax burden or profit sharing. • Grifols develops and promotes a cooperative and fluid relationship with tax authorities based on respect for the law, trust, good faith, reciprocity and cooperation. • Grifols collaborates with the relevant tax authorities in the search for solutions that achieve certainty and stability in the tax criteria applied by public administrations and prioritize non - litigious means of resolving disputes. • Grifols is committed to transparency, doing its utmost to provide complete information and documentation requested by tax administrations in the shortest timeframe possible. • Grifols implements internal management systems to ensure proper compliance with its tax obligations, including those arising from the new global minimum taxation system proposed by the OECD (“Pillar 2”). • On October 26, 2018, the Board of Directors of Grifols adhered to the Code of Good Tax Practices. General Environment Social Governance Annexes 210 Integrated Annual Report 2025

Tax contribution Grifols uses the Total Tax Contribution methodology Grifols reports its tax contribution from three different areas as part of its commitment to transparency: contribution by tax, tax value distribution and contribution by geographic area. To this end, Grifols follows PwC's Total Tax Contribution (hereinafter referred to as TTC) methodology, which measures the total impact of a company's tax payments. This methodology aligns with the OECD approach, which emphasizes the importance of businesses in the tax system, both as taxpayers (taxes paid) and as tax collectors on behalf of third parties (taxes collected). This analysis was conducted in Grifols' main countries operations: Spain, the United States, Ireland and Germany. These include: • Taxes on profits: taxes borne on the profits generated by companies, such as corporate income tax and business activity tax, as well as taxes collected, such as certain withholdings on payments to third parties. • Property taxes: taxes on the ownership, sale, transfer or occupancy of property. • Employment - related taxes: both taxes borne and taxes collected, which include withholdings on account of employees’ personal income tax and social security contributions paid on behalf of both the employee and the company. • Taxes on products and services: indirect taxes on the production and consumption of goods and services, including VAT and customs duties. • Environmental taxes: taxes on the supply, use or consumption of products and services considered to impact the environment. Tax value distribution Grifols’ activities generate both direct and collected taxes paid to tax authorities. In general, these highly integrated activities can be distinguished across net interest, wages and salaries, taxes borne and collected, and value for shareholders. The distributed tax value (DTV) ratio shows the percentage of Grifols’ value generation that is allocated to pay taxes borne and collected from Public Administrations. The DFV stands at 30 % globally. This means that 30 % of the value generated by Grifols is paid into the public treasury through taxes paid (14%) and taxes collected (16%) . Of every EUR 100 of value generated in 2025, Grifols allocated EUR 30 to tax payments. General Environment Social Governance Annexes 211 Integrated Annual Report 2025 EUR 752M Total tax contribution Total tax contribution in 2025 EUR 347M Taxes borne/own taxes remained constant compared with 2024, with 60 % increase of over the last 4 years EUR 405M Taxes collected with a slight increase of 1 % compared to 2024 and 20 % over the last 4 years Taxes on profits represent 43 % of taxes borne, 69 % of taxes are associated with employment: 52 % of those borne and 83 % of th ose collected.

GRIFOLS | General | Environment | Social | Governance | Annexes

Contribution by geographic area

Grifols' Tax Policy establishes responsible tax conduct, with principles aligned with those set out in the OECD Guidelines for Multinational Enterprises on Responsible Business Conduct (2023 edition). The policy expressly states that Grifols has no presence in non-cooperative jurisdictions, and that any commercial transactions with third parties in those or any other territories are conducted within the scope of its ordinary industrial and commercial activity.

Grifols pays taxes on the profits generated in the territories where each activity takes place. Globally, 70 % of the group's revenue is generated in Spain, the United States, Germany and Ireland, where its main industrial and R&D facilities are located.

Tax contribution by geographic area

	2025			
	Profit (Thousands of euros)	Taxes paid (Thousands of euros)	Total tax contribution	%
US	€267,265	€80,360	341	45 %
Spain	€76,335	€57,538	254	34 %
Ireland	€(79,968)	€2,019	92	12 %
Germany	€(62,308)	€14,932	64	9 %
RoW	€23,170	€16,581	NA	NA

* Profit obtained after tax in 2025 excluding dividends, impairments and divestments in group companies.
** Net tax liability for the 2025 fiscal year(Corporate Income Tax).
*** The total U.S. tax contribution is calculated using the exchange rate at the close of the reported fiscal years (1.175 euros/dollar for 2025 and 1.039 euros/dollar for 2024). The total tax contribution calculation excludes Biotest and other entities from the rest of the world.

TAX CONTRIBUTION ACCORDING TO GRIFOLS' ACTIVITY


IRELAND*
NA Total tax contribution ratio
(28 % VFD)
U.S.
39 %
Total tax contribution ratio
(22 % DFV)
GERMANY*
59 %
Total tax contribution ratio
(40 % DFV)
SPAIN**
63 %
Total tax contribution ratio
(40 % VFD)

Note: The total tax contribution ratio is an indicator of the cost of taxes paid relative to profits earned. It is calculated as the percentage of taxes paid relative to profit before taxes in each territory, taking into account the aggregate figures of the entities included in the study.
* In Ireland, it was not possible to calculate the CTT ratio, as the pre-tax result is negative. In any case, the company's CTT in Ireland amounts to EUR 92 million, even though it is not profitable there.
** The CTT ratio in the U.S. is distorted as a result of exchange rate differences at the end of 2025 vs. 2024. If this impact did not exist, the CTT ratio for the US would be very similar to that of 2024, since CTT decreases to a lesser extent than the decrease in profit before taxes.

Grants

Grifols' fiscal policy establishes responsible conduct in this area. The subsidies received correspond mainly to initiatives related to the training of workers and the creation of jobs.

Grants

	2025	2024
US	€8,669,698.97	€19,004,065.81
Spain	€549,155.25	€493,659.85
RoW	€5,575.12	€22,717.03

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Annexes Table of contents according to regulations 214 Methodologies 228 Glossaries and Abbreviations 232

GRIFOLS | General | Environment | Social | Governance | **Annexes**

Table of contents according to regulations

Content required by Law 11/2018, of December 28

LAW 11/2018 CONTENT INDEX			
Information requested by the Law 11/2018	**Materiality**	**Page number(s)**	**Reporting criteria**
General Information			
A brief description of the business model that includes its business environment, its organization and structure	Material	6-10, 171-178	ESRS 2 SBM1 ESRS 2 SBM2 ESRS 2 SBM3 ESRS 2 GOV1
Markets in which it operates	Material	7-8	
Objectives and strategies of the organization	Material	11-13	
Main factors and trends that can affect its future evolution	Material	206-208	
Reporting framework used	Material	24-26	
Principle of materiality	Material	17-23	
Environmental Issues			
Management approach: description and results of the policies related to these issues, as well as the main risks related to those issues related to the group's activities.	Material	28-31, 39-43, 57, 62, 68	GOV-4 IRO-1 E1.IRO-1 E2.IRO-1 E3.IRO-1 E4.IRO-1 E5.IRO-1 E1-2 E1-3 E2-1 E2-2 E3-1 E3-2 E4-2 E4-3 E5-1 E5-2
Detailed general information			
Detailed information on the actual and predictable effects of the company's activities on the environment and, when applicable, health and safety.	Material	39-40, 57, 62, 68	ESRS 2 IRO-1 E1.IRO-1 E2.IRO-1 E3.IRO-1 E4.IRO-1 E5.IRO-1
Environmental assessment or certification procedures	Material	29	ESRS 2 BP2
Resources dedicated to the prevention of environmental risks	Material	32	E1-3 E2-2 E3-2 E4-3 E5-2
Application of the precautionary principle	Material	28	ESRS 2 MDR - A
Amount of provisions and guarantees for environmental risks	Material	31	GRI 3-3
Contamination			
Measures to prevent, reduce or repair emissions that seriously affect the environment; considering any form of activity-specific air pollution, including noise and light pollution	Not material	57-61	E2-2
Circular Economy and Waste Prevention and Management			
Prevention, recycling, reutilization and other recovery and waste disposal measures.	Material	68-76	E5-2 E5-5
Actions to fight food waste	Not material	NA	E5-2
Sustainable Use of Resources			
Water consumption and supply in accordance with the local limitations	Material	62-67	E3-4
Consumption of raw materials and measures taken to improve the efficiency of their use	Material	68-71, 74	E5-2 E5-4
Direct and indirect energy consumption	Material	49-51, 53-56	E1-5 E1-2 E1-3
Measures taken to improve energy efficiency	Material	46-47, 39-51	E1-5
Use of renewable energy	Material	46-47, 39-51	E1-5
Climate Change			

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LAW 11/2018 CONTENT INDEX

Information requested by the Law 11/2018	Materiality	Page number(s)	Reporting criteria
Greenhouse gas emissions generated as a result of the company's activities, including the use of the goods and services it produces	Material	44-48, 52-53	E1-6
Measures taken to adapt to the consequences of climate change	Material	44-45	E1-3
Voluntary measures for medium and long-term reduction goals to reduce greenhouse gas emissions and the means implemented for this purpose	Material	43, 46-47, 52-53	E1-4
Biodiversity Protection			
Measures taken to preserve or restore biodiversity	Not material	NA	E4-1 E4-3
Impacts caused by activities or operations in protected areas	Not material	NA	E4.SBM-3 E4.IRO-1 E4-5
Social and Personnel matters			
Management approach: description and results of the policies related to these matters as well as the main risks related to those issues linked to the group's activities.	Material	17-18, 79, 176, 206-208	GOV-4 IRO-1 S1-1 S1-2 S1-3 S1-4
Employment			
Total number and distribution of employees by country, gender, age and professional category	Material	84, 105-110	S1-6 S1-9 GRI 2-7GRI 2-8
Total number and distribution of employment contract modalities and annual average of indefinite contracts, temporary contracts and part-time contracts by gender, age and professional category	Material	105-110	S1-6 GRI 2-7GRI 2-8
Number of dismissals by gender, age and professional classification	Material	113	S1-6 GRI 401-1
Average remuneration and its evolution disaggregated by sex, age and professional classification or equal value	Material	119-122	S1-10 S1-16 GRI 405-2
Gender gap, the remuneration of equal or average company jobs	Material	103-114, 123-124	S1-16
Average remuneration of directors and executives, including variable remuneration, allowances, allowances, payment to long-term savings forecasting systems and any other perception disaggregated by sex	Material	116, 122, 179-181	GRI 2-19 GRI 3-3
Implementation of policies work disconnection	Material	78-79, 87	S1-1
Number of employees with disabilities	Material	99, 101	S1-12
Organization of Work			
Organization of working time	Material	87-88	S1-15
Number of hours of absenteeism	Material	114	GRI 3-3GRI 403-9 GRI 403-10
Measures aimed at facilitating the enjoyment of conciliation and promoting the co- responsible exercise of these by both parents	Material	78-79, 96-97, 115	S1-4 S1-15
Health and Safety			
Health and safety conditions at work	Material	90-93	S1-1 S1-14
Occupational accidents, their frequency and severity, as well as occupational diseases; disaggregated by gender	Material	117-118	S1-14 GRI 403-9 GRI 403-10
Social Relationships			
Organization of social dialogue including procedures for informing and consulting staff and negotiating with them	Material	85-86, 88-89	S1-8
Mechanisms and procedures that the company has to promote the involvement of workers in the management of the company, in terms of information, consultation and participation	Material	88-89	S1-8

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LAW 11/2018 CONTENT INDEX

Information requested by the Law 11/2018	Materiality	Page number(s)	Reporting criteria
Percentage of employees covered by collective agreement by country	Material	89	S1-8
Balance of collective agreements, particularly in the field of health and safety at work	Material	89-90	S1-8 S1-14
Training			
Policies implemented in the field of training	Material	79, 94-98	S1-1 S1-13
Total number of training hours by professional category	Material	97, 114-115	S1-13 GRI 3-3 GRI 404-1
Universal accessibility			
Integration and universal accessibility of people with disabilities	Material	101	S1-1 S1-12
Equality			
Measures taken to promote equal treatment and opportunities for women and men	Material	79, 99, 102-103	S1-4 S1-9
Equality plans, measures taken to promote employment, protocols against sexual and gender harassment	Material	99-104	S1-1 S1-4
Policy against all types of discrimination and, when applicable, diversity management	Material	79, 99-104	S1-1 S1-9
Respect for human rights			
Management approach: description and results of the policies related to these matters as well as the main risks related to those issues linked to the group's activities.	Material	182-184	GOV-4 IRO-1 S1-1 S1-2 S1-3 S1-4
Application of due diligence procedures			
Application of due diligence procedures in the field of human rights and prevention of risks of violation of human rights and, where appropriate, measures to mitigate, manage and repair possible abuses committed	Material	185-187, 191-192	ESRS 2 GOV 4 S1-1
Complaints for cases of human rights violation	Material	192	S1-17
Measures implemented to promote and comply with the provisions of the ILO fundamental conventions related to respect for freedom of association and the right to collective bargaining; the elimination of discrimination in employment and occupation; the elimination of forced or compulsory labor; the effective abolition of child labor	Material	83.185	S1-1
Fight against corruption and bribery			
Management approach: description and results of the policies related to these matters as well as the main risks related to those issues linked to the group's activities.	Material	182-183	G1-1 ESRS 2 IRO 1
Measures taken to prevent corruption and bribery	Material	183, 187-189	G1-3
Measures to fight money laundering	Material	187, 194	G1-3
Contributions to foundations an NGOs	Material	197	GRI 2-28GRI 201-1GRI 415-1
Information about society			
Management approach: description and results of the policies related to these matters as well as the main risks related to those issues linked to the group's activities.	Material	125, 140, 194-196, 196-208, 222-223	GOV-4 IRO-1 S3-1 S4-1 G1-1ESRS 2 IRO 1
Commitment of the company to sustainable development			
The impact of the company's activity on employment and local development	Material	129-138	ESRS 2 SBM 3 S3-1S3-4
The impact of society's activity on local populations and in the territory	Material	129-138	ESRS 2 SBM 3

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Information requested by the Law 11/2018	Materiality	Page number(s)	Reporting criteria
The relations maintained with the actors of the local communities and the modalities of the dialogue with these	Material	15-16, 126, 159	S3-2
Partnership or sponsorship actions	Material	15-16, 132, 134, 137-138	GRI 3-3 GRI 201-1
Subcontracting and suppliers			
Inclusion in the purchasing policy of social, gender equality and environmental issues	Material	194-196	G1-1
Consideration in the relations with suppliers and subcontractors of their social and environmental responsibility	Material	194-196	G1-2
Supervision and audit systems and their results	Material	144-147, 195	GRI 414-2GRI 308-2
Consumers			
Measures for the health and safety of consumers	Material	144-149	S4-4
Complaint systems, complaints received and resolution thereof	Material	149	S4-3
Tax information			
Profit obtained country by country	Material	211-212	GRI 207-4
Taxes earned on benefits paid (per country)	Material	211-212	GRI 207-4
Public grants received (per country)	Material	211-212	GRI 201-4

EU Taxonomy	Material	33-38	KPIs developed according to the methodology described in this report

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Disclosure requirements met when preparing the sustainability statement - ESRS 2 IRO-2

Appendix B

List of data points included in cross-cutting standards and in thematic standards derived from other EU legislation.
This appendix forms part of ESRS 2. The table below illustrates the data points covered by ESRS 2 and the thematic ESRS derived from other EU legislation.

DISCLOSURE REQUIREMENTS		CONTENTS	PAGE NUMBER
GENERAL DISCLOSURES			
ESRS 2 General disclosures			
Basis for preparation	DR BP-1	General basis for preparation of sustainability statements	24-26
	DR BP-2	Disclosures in relation to specific circumstances	24-26
Governance	DR GOV-1	The role of the administrative, management and supervisory bodies	25-26 172-178
	DR GOV-2	Information provided to and sustainability matters addressed by the undertaking's administrative, management and supervisory bodies	25-26, 177-178
	DR GOV-3	Integration of sustainability-related performance in incentive schemes	30-31, 179-181
	DR GOV-4	Statement on due diligence	27-18
	DR GOV-5	Risk management and internal controls over sustainability reporting	25-26
Strategy	DR SBM-1	Strategy, business model and value chain	6-13, 84, 171
	DR SBM-2	Interests and views of stakeholders	15-16
	DR SBM-3	Material impacts, risks and opportunities and their interaction with strategy and business model	17-22, 39-43, 57, 62, 68, 78, 125, 139,158, 182, 189, 206-208
Impact, risk and opportunity management	DR IRO-1	Description of the process to identify and assess material impacts, risks and opportunities	17-21, 201-206
	DR IRO-2	Disclosure requirements in ESRS covered by the undertaking's sustainability statement	218-223
	MDR-P	Policies adopted to manage material sustainability matters	29, 43, 57, 62, 69, 79, 125, 140, 159,183-184, 198, 208
	MDR-A	Actions and resources in relation to material sustainability matters	43, 57, 62, 69, 79, 125, 140, 159,183-184, 198, 208
Metrics and targets	MDR-M	Metrics in relation to material sustainability matters	43, 57, 62, 69, 79, 125, 140, 159,183-184, 198, 208
	MDR-T	Tracking effectiveness of policies and actions through targets	43, 57, 62, 69, 79, 125, 140, 159,183-184, 198, 208
TOPIC-SPECIFIC ENVIRONMENTAL STANDARDS			
ESRS E1 Climate change			
Governance	DR related to ESRS 2 GOV-3	Integration of sustainability-related performance in incentive schemes	30-31
Strategy	DR E1-1	Transition plan for climate change mitigation	45
	DR related to ESRS 2 SBM-3	Material impacts, risks and opportunities and their interaction with strategy and business model	39-40, 41

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DISCLOSURE REQUIREMENTS		CONTENTS	PAGE NUMBER
Impact, risk and opportunity management	DR related to ESRS 2 IRO-1	Description of the processes to identify and assess material climate-related impacts, risks and opportunities	17-24, 39-40, 205-209
	DR E1-2	Policies related to climate change mitigation and adaptation	29, 43
	DR E1-3	Actions and resources in relation to climate change policies	32, 43-46
Metrics and targets	DR E1-4	Targets related to climate change mitigation and adaptation	47
	DR E1-5	Energy consumption and mix	49-51, 53-56
	DR E1-6	Gross Scopes 1, 2, 3 and Total GHG emissions	48, 52-53
	DR E1-7	GHG removals and GHG mitigation projects financed through carbon credits	47
	DR E1-8	Internal carbon pricing	48
	DR E1-9	Anticipated financial effects from material physical and transition risks and potential climate-related opportunities	41-42
ESRS E2 Pollution			
Impact, risk and opportunity management	DR related to ESRS 2 IRO-1	Description of the processes to identify and assess material pollution-related impacts, risks and opportunities	17-21, 205-209
	DR E2-1	Policies related to pollution	57
	DR E2-2	Actions and resources related to pollution	32, 58-59
Metrics and targets	DR E2-3	Targets related to pollution	58-59
	DR E2-4	Pollution of air, water and soil	59-60. Soil and air pollution is not material.
	DR E2-5	Substances of concern and substances of very high concern	59. Not material.
	DR E2-6	Anticipated financial effects from pollution-related impacts, risks and opportunities	Grifols is working to expand this information.
ESRS E3 Water and marine resources			
Impact, risk and opportunity management	DR related to ESRS 2 IRO-1	Description of the processes to identify and assess material water and marine resources-related impacts, risks and opportunities	17, 62, 205-209
	DR E3-1	Policies related to water and marine resources	62-63
	DR E3-2	Actions and resources related to water and marine resources	32, 63-64
Metrics and targets	DR E3-3	Targets related to water and marine resources	63-64
	DR E3-4	Water consumption	64-67
	DR E3-5	Anticipated financial effects from water and marine resources-related impacts, risks and opportunities	Grifols is working to expand this information.
ESRS E4 Biodiversity and ecosystems			
Strategy	DR E4-1	Transition plan and consideration of biodiversity and ecosystems in strategy and business model	Not material
	DR related to ESRS 2 SBM-3	Material impacts, risks and opportunities and their interaction with strategy and business model	Not material
Impact, risk and opportunity management	DR related to ESRS 2 IRO-1	Description of processes to identify and assess material biodiversity and ecosystem-related impacts, risks and opportunities	Not material
	DR E4-2	Policies related to biodiversity and ecosystems	Not material
	DR E4-3	Actions and resources related to biodiversity and ecosystems	Not material

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DISCLOSURE REQUIREMENTS		CONTENTS	PAGE NUMBER
Metrics and targets	DR E4-4	Targets related to biodiversity and ecosystems	Not material
	DR E4-5	Impact metrics related to biodiversity and ecosystems change	Not material
	DR E4-6	Anticipated financial effects from biodiversity and ecosystem-related risks and opportunities	Not material
ESRS E5 Resource use and circular economy			
Impact, risk and opportunity management	DR related to ESRS 2 IRO-1	Description of the processes to identify and assess material resource use and circular economy-related impacts, risks and opportunities	17-21, 205-209
	DR E5-1	Policies related to resource use and circular economy	68-69
	DR E5-2	Actions and resources related to resource use and circular economy	32, 71-75
Metrics and targets	DR E5-3	Targets related to resource use and circular economy	74
	DR E5-4	Resource inflows	73, 76
	DR E5-5	Resource outflows	74
	DR E5-6	Anticipated financial effects from resource use and circular economy-related impacts, risks and opportunities	Grifols is working to expand this information.
TOPIC-SPECIFIC SOCIAL STANDARDS			
ESRS S1 Own workforce			
Strategy	DR related to ESRS 2 SBM-2	Interests and views of stakeholders	15-16, 81-82
	DR related to ESRS 2 SBM-3	Material impacts, risks and opportunities and their interaction with strategy and business model	78-79
Impact, risk and opportunity management	DR S1-1	Policies related to own workforce	79, 186
	DR S1-2	Processes for engaging with own workforce and workers' representatives about impacts	88-89
	DR S1-3	Processes to remediate negative impacts and channels for own workforce to raise concerns	81-82, 100-102, 183, 191-192
	DR S1-4	Taking action on material impacts on own workforce, and approaches to managing material risks and pursuing material opportunities related to own workforce, and effectiveness of those actions	78-79

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DISCLOSURE REQUIREMENTS		CONTENTS	PAGE NUMBER
	DR S1-5	Targets related to managing material negative impacts, advancing positive impacts, and managing material risks and opportunities	78-79
	DR S1-6	Characteristics of the undertaking's employees	105-113
	DR S1-7	Characteristics of non-employees in the undertaking's own workforce	90-91, 93, 95
	DR S1-8	Collective bargaining coverage and social dialogue	87-88
	DR S1-9	Diversity metrics	104-109
	DR S1-10	Adequate wages	85-86
Metrics and targets	DR S1-11	Social protection	86-87
	DR S1-12	Persons with disabilities	99, 101
	DR S1-13	Training and skills development metrics	96, 113-114
	DR S1-14	Health and safety metrics	89-93, 117-118
	DR S1-15	Work-life balance metrics	116. Grifols is working to expand this information.
	DR S1-16	Remuneration metrics (pay gap and total remuneration)	103-104, 119-124
	DR S1-17	Incidents, complaints and severe human rights impacts	100-102, 191-192
ESRS S2 Workers in the value chain			
Strategy	DR related to ESRS 2 SBM-2	Interests and views of stakeholders	Not material
	DR related to ESRS 2 SBM-3	Material impacts, risks and opportunities and their interaction with strategy and business model	Not material
Impact, risk and opportunity management	DR S2-1	Policies related to value chain workers	Not material
	DR S2-2	Processes for engaging with value chain workers about impacts	Not material
	DR S2-3	Processes to remediate negative impacts and channels for value chain workers to raise concerns	Not material
	DR S2-4	Taking action on material impacts on value chain workers, and approaches to managing material risks and pursuing material opportunities related to value chain workers, and effectiveness of those action	Not material
Metrics and targets	DR S2-5	Targets related to managing material negative impacts, advancing positive impacts, and managing material risks and opportunities	Not material
ESRS S3 Affected communities			
Strategy	DR related to ESRS 2 SBM-2	Interests and views of stakeholders	15-16, 126, 159
	DR related to ESRS 2 SBM-3	Material impacts, risks and opportunities and their interaction with strategy and business model	125

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DISCLOSURE REQUIREMENTS		CONTENTS	PAGE NUMBER
Impact, risk and opportunity management	DR S3-1	Policies related to affected communities	125
	DR S3-2	Processes for engaging with affected communities about impacts	128-131
	DR S3-3	Processes to remediate negative impacts and channels for affected communities to raise concerns	128-141, 191-192
	DR S3-4	Taking action on material impacts on affected communities, and approaches to managing material risks and pursuing material opportunities related to affected communities, and effectiveness of those actions	128-138
Metrics and targets	DR S3-5	Targets related to managing material negative impacts, advancing positive impacts, and managing material risks and opportunities	125
ESRS S4 Consumers and end-users			
Strategy	DR related to ESRS 2 SBM-2	Interests and views of stakeholders	15-16, 141
	DR related to ESRS 2 SBM-3	Material impacts, risks and opportunities and their interaction with strategy and business model	139
Impact, risk and opportunity management	DR S4-1	Policies related to consumers and end-users	140
	DR S4-2	Processes for engaging with consumers and end-users about impacts	141, 144, 148-156, 161-162
	DR S4-3	Processes to remediate negative impacts and channels for consumers and end-users to raise concerns	141, 149-152,191-192
	DR S4-4	Taking action on material impacts on consumers and end-users, and approaches to managing material risks and pursuing material opportunities related to consumers and end-users, and effectiveness of those actions	140, 144-157
Metrics and targets	DR S4-5	Targets related to managing material negative impacts, advancing positive impacts, and managing material risks and opportunities	140
Entity-specific topic: Innovation			
Strategy	DR related to ESRS 2 SBM-2	Interests and views of stakeholders	15-16, 159
	DR related to ESRS 2 SBM-3	Material impacts, risks and opportunities and their interaction with strategy and business model	158, 168, 206
Impact, risk and opportunity management	RD related to ESRS 2 IRO-1	Description of the processes to identify and assess material impacts, risks and opportunities	17-21, 205-206
TOPIC-SPECIFIC GOVERNANCE STANDARDS			
ESRS G1 Business conduct			
Governance	DR related to ESRS 2 GOV-1	The role of the administrative, supervisory and management bodies	25-36, 172-178, 203
Impact, risk and opportunity management	RD related to ESRS 2 IRO-1	Description of the processes to identify and assess material impacts, risks and opportunities	17-19, 201-202
	RD G1-1	Business conduct policies and corporate culture	184-190, 218
	RD G1-2	Management of relationships with suppliers	192-194
	RD G1-3	Prevention and detection of corruption and bribery	184, 186-188
Metrics and targets	RD G1-4	Incidents of corruption or bribery	187, 190
	RD G1-5	Political influence and lobbying activities	191-192
	RD G1-6	Payment practices	194

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Entity - specific topic: Cybersecurity Governance DR related to ESRS 2 GOV - 1 The role of the administrative, supervisory and management bodies 198, 201 Strategy DR related to ESRS 2 SBM - 2 Interests and views of stakeholders 15 - 16 DR related to ESRS 2 SBM - 3 Material impacts, risks and opportunities and their interaction with strategy and business model 198 - 202, 206 Impact, risk and opportunity management RD related to ESRS 2 IRO - 1 Description of the processes to identify and assess material impacts, risks and opportunities 17 - 19, 205 - 207 DISCLOSURE REQUIREMENTS CONTENTS PAGE NUMBER General Environment Social Governance Annexes 223 Integrated Annual Report 2025

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Included data points derived from other EU legislation - ESRS 2 BP-2

Disclosure Requirement and related datapoint	SFDR [1] reference	Pillar 3 [2] reference	Benchmark Regulation [3] reference	EU Climate Law [4] reference	Page
ESRS 2 GOV-1 Board's gender diversity paragraph 21 (d)	x		x		173-174
ESRS 2 GOV-1 Percentage of board members who are independent paragraph 21 €			x		173-174
ESRS 2 GOV-4 Statement on due diligence paragraph 30	x				17-18
ESRS 2 SBM-1 Involvement in activities related to fossil fuel activities paragraph 40 (d) i	x	x	x		NA
ESRS 2 SBM-1 Involvement in activities related to chemical production paragraph 40 (d) ii	x		x		NA
ESRS 2 SBM-1 Involvement in activities related to controversial weapons paragraph 40 (d) iii	x		x		NA
ESRS 2 SBM-1 Involvement in activities related to cultivation and production of tobacco paragraph 40 (d) iv			x		NA
ESRS E1-1 Transition plan to reach climate neutrality by 2050 paragraph 14				x	45
ESRS E1-1 Undertakings excluded from Paris-aligned Benchmarks paragraph 16 (g)		x	x		44-45
ESRS E1-4 GHG emission reduction targets paragraph 34	x	x	x		47
ESRS E1-5 Energy consumption from fossil sources disaggregated by sources (only high climate impact sectors) paragraph 38	x				49-51, 53-56
ESRS E1-5 Energy consumption and mix paragraph 37	x				49-51, 53-56
ESRS E1-5 Energy intensity associated with activities in high climate impact sectors paragraphs 40 to 43	x				49-51, 53-56
ESRS E1-6 Gross Scope 1, 2, 3 and Total GHG emissions paragraph 44	x	x	x		52-53
ESRS E1-6 Gross GHG emissions intensity paragraphs 53 to 55	x	x	x		52-53
ESRS E1-7 GHG removals and carbon credits paragraph 56				x	47
ESRS E1-9 Exposure of the benchmark portfolio to climate-related physical risks paragraph 66			x		39-40, 43
ESRS E1-9 Disaggregation of monetary amounts by acute and chronic physical risk paragraph 66 (a) ESRS E1-9 Location of significant assets at material physical risk paragraph 66 (c).		x			41-42

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Disclosure Requirement and related datapoint	SFDR [1] reference	Pillar 3 [2] reference	Benchmark Regulation [3] reference	EU Climate Law [4] reference	Page
ESRS E1-9 Breakdown of the carrying value of its real estate assets by energy-efficiency classes paragraph 67 (c).		x			41-42
ESRS E1-9 Degree of exposure of the portfolio to climate- related opportunities paragraph 69			x		41-42
ESRS E2-4 Amount of each pollutant listed in Annex II of the E-PRTR Regulation (European Pollutant Release and Transfer Register) emitted to air, water and soil, paragraph 28	x				59-61. Soil and air pollution is not material.
ESRS E3-1 Water and marine resources paragraph 9	x				62-63
ESRS E3-1 Dedicated policy paragraph 13	x				62-63
ESRS E3-1 Sustainable oceans and seas paragraph 14	x				62-63
ESRS E3-4 Total water recycled and reused paragraph 28 ©	x				64-67
ESRS E3-4 Total water consumption in m³ per net revenue on own operations paragraph 29	x				64-67
ESRS 2- IRO 1 - E4 paragraph 16 (a) i	x				Not material
ESRS 2- IRO 1 - E4 paragraph 16 (b)	x				Not material
ESRS 2- IRO 1 - E4 paragraph 16 (c)	x				Not material
ESRS E4-2 Sustainable land / agriculture practices or policies paragraph 24 (b)	x				Not material
ESRS E4-2 Sustainable oceans / seas practices or policies paragraph 24 ©	x				Not material
ESRS E4-2 Policies to address deforestation paragraph 24 (d)	x				Not material
ESRS E5-5 Non-recycled waste paragraph 37 (d)	x				73, 75-76
ESRS E5-5 Hazardous waste and radioactive waste paragraph 39	x				73, 75-76
ESRS 2- SBM3 - S1 Risk of incidents of forced labour paragraph 14 (f)	x				78, 80, 194
ESRS 2- SBM3 - S1 Risk of incidents of child labour paragraph 14 (g)	x				78, 80, 194
ESRS S1-1 Human rights policy commitments paragraph 20	x				78-86, 88, 99
ESRS S1-1 Due diligence policies on issues addressed by the fundamental International Labor Organisation Conventions 1 to 8, paragraph 21			x		78-86, 88, 99
ESRS S1-1 processes and measures for preventing trafficking in human beings paragraph 22	x				79
ESRS S1-1 workplace accident prevention policy or management system paragraph 23	x				90-93
ESRS S1-3 grievance/complaints handling mechanisms paragraph 32 ©	x				191-192

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Disclosure Requirement and related datapoint	SFDR [1] reference	Pillar 3 [2] reference	Benchmark Regulation [3] reference	EU Climate Law [4] reference	Page
ESRS S1-14 Number of fatalities and number and rate of work- related accidents paragraph 88 (b) and ©	x		x		117-118
ESRS S1-14 Number of days lost to injuries, accidents, fatalities or illness paragraph 88 €	x				117-118
ESRS S1-16 Unadjusted gender pay gap paragraph 97 (a)	x		x		123-124
ESRS S1-16 Excessive CEO pay ratio paragraph 97 (b)	x				103-104
ESRS S1-17 Incidents of discrimination paragraph 103 (a)	x				100-101, 191-192
ESRS S1-17 Non-respect of UNGPs on Business and Human Rights and OECD paragraph 104 (a)	x		x		24, 185
ESRS 2- SBM3 – S2 Significant risk of child labour or forced labour in the value chain paragraph 11 (b)	x				Not material
ESRS S2-1 Human rights policy commitments paragraph 17	x				Not material
ESRS S2-1 Policies related to value chain workers paragraph 18	x				Not material
ESRS S2-1 Non-respect of UNGPs on Business and Human Rights principles and OECD guidelines paragraph 19	x		x		79, 185
ESRS S2-1 Due diligence policies on issues addressed by the fundamental International Labor Organisation Conventions 1 to 8, paragraph 19			x		Not material
ESRS S2-4 Human rights issues and incidents connected to its upstream and downstream value chain paragraph 36	x				Not material
ESRS S3-1 Human rights policy commitments paragraph 16	x				125-126
ESRS S3-1 non-respect of UNGPs on Business and Human Rights, ILO principles or and OECD guidelines paragraph 17	x		x		126
ESRS S3-4 Human rights issues and incidents paragraph 36	x				126, 128
ESRS S4-1 Policies related to consumers and end-users paragraph 16	x				140
ESRS S4-1 Non-respect of UNGPs on Business and Human Rights and OECD guidelines paragraph 17	x		x		140
ESRS S4-4 Human rights issues and incidents paragraph 35	x				140, 144, 149
ESRS G1-1 United Nations Convention against Corruption paragraph 10 (b)	x				182-184
ESRS G1-1 Protection of whistle- blowers paragraph 10 (d)	x				191-192

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Disclosure Requirement and related datapoint	SFDR [1] reference	Pillar 3 [2] reference	Benchmark Regulation [3] reference	EU Climate Law [4] reference	Page
ESRS G1-4 Fines for violation of anti- corruption and anti-bribery laws paragraph 24 (a)	x		x		188
ESRS G1-4 Standards of anti- corruption and anti- bribery paragraph 24 (b)	x				188-190

1. Regulation (EU) 2019/2088 of the European Parliament and of the Council of 27 November 2019 on sustainability-related disclosures in the financial services sector (Sustainable Finance Disclosures Regulation) (OJ L 317, 9.12.2019, p. 1).
2. Regulation (EU) No 575/2013 of the European Parliament and of the Council of 26 June 2013 on prudential requirements for credit institutions and investment firms and amending Regulation (EU) No 648/2012 (Capital Requirements Regulation "CRR") (OJ L 176, 27.6.2013, p. 1).
3. Regulation (EU) 2016/1011 of the European Parliament and of the Council of 8 June 2016 on indices used as benchmarks in financial instruments and financial contracts or to measure the performance of investment funds and amending Directives 2008/48/EC and 2014/17/EU and Regulation (EU) No 596/2014 (OJ L 171, 29.6.2016, p. 1).
4. Regulation (EU) 2021/1119 of the European Parliament and of the Council of 30 June 2021 establishing the framework for achieving climate neutrality and amending Regulations (EC) No 401/2009 and (EU) 2018/1999 ('European Climate Law') (OJ L 243, 9.7.2021, p. 1).
5. Commission Delegated Regulation (EU) 2020/1816 of 17 July 2020 supplementing Regulation (EU) 2016/1011 of the European Parliament and of the Council as regards the explanation in the benchmark statement of how environmental, social and governance factors are reflected in each benchmark provided and published (OJ L 406, 3.12.2020, p. 1).
6. Commission Implementing Regulation (EU) 2022/2453 of 30 November 2022 amending the implementing technical standards laid down in Implementing Regulation (EU) 2021/637 as regards the disclosure of environmental, social and governance risks (OJ L 324,19.12.2022, p.1.).
7. Commission Delegated Regulation (EU) 2020/1818 of 17 July 2020 supplementing Regulation (EU) 2016/1011 of the European Parliament and of the Council as regards minimum standards for EU Climate Transition Benchmarks and EU Paris-aligned Benchmarks (OJ L 406, 3.12.2020, p. 17).
8. NA: Not Applicable

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Methodologies Calculation of the adjusted and unadjusted pay gap Comments on the calculation and methodology The following groups have been excluded from the calculation: • CEO • Non - Executive Chairman • Partial retirees • Expatriates or displaced persons • People employed in foundations • Plasmavita Healthcare, since it is not fully integrated into Grifols' systems and policies To ensure the consistency and representativeness of the data used in the analysis, the following individuals have been excluded: • Individuals who worked 0.00 hours (due to sick leave, unpaid leave, parental leave and other situations), since this prevented the calculation of the hourly pay ratio. • Individuals who worked very few hours (due to sick leave, unpaid leave, parental leave and other situations), and whose salary components include significant variable allowances (e.g., bonus payments or disability child allowances), since this would result in an unrealistic hourly pay ratio. • Individuals whose gender was not identified or classified as unknown or non - binary In total, 22,872 employees have been included in the calculation of the gender pay gap, distributed by country as follows: • United States: 14,239 • Spain: 4,513 • Germany: 3,660 • Ireland: 460 The gender pay gap has been calculated in accordance with Commission Delegated Regulation (EU) 2023/2772 of 31 July 2023 supplementing Directive 2013/34/EU of the European Parliament and of the Council with regard to sustainability reporting standards published on 22 December 2023 (hereinafter, “the Delegated Regulation”). In accordance with the aforementioned Delegated Regulation: “The company shall disclose the percentage of the pay gap between female and male employees,” with the gender pay gap defined as “the difference between the average pay levels of female and male employees, expressed as a percentage of the average pay level of male employees”. The calculation of the gender pay gap was based on the formula defined by the regulation: (Average hourly wage level for male employees – Average hourly wage level for female employees) Average hourly wage level for male employees To determine the average remuneration, the base salary, other fixed supplements and any other remuneration, in cash or in kind, that the worker has received directly or indirectly (“complementary or variable components”) have been considered. For greater consistency, it has been verified that the remuneration considered complied with the requirements set out in the Delegated Regulation for the ratio relating the total annual remuneration of the highest - paid individual to the average total annual remuneration of all employees (excluding the highest - paid individual). That is, (i) base salary, (ii) cash benefits, (iii) in - kind benefits, and (iv) direct remuneration, including long - term cash benefits. The remuneration considered was divided by the number of hours worked during the period in order to measure remuneration per unit of time. The Delegated Regulation specifies that the company may disclose a breakdown of the gender pay gap, as defined above, by category of salaried person or by country or segment. Consequently, the information has been broken down by country (Spain, United States, Ireland and Germany) and by professional category (Executives, Directors, Senior Management, Management, Professional Senior, Professional Administrative/Manufacturing Operators). The company may also disclose information on how objective factors such as job type and country of employment might influence the gender pay gap. Unlike the “unadjusted” pay gap, adjusted pay gaps allow for isolating the effect of salaries from the differences between men and women, both in their socioeconomic characteristics (age, seniority, education level, etc.) and their positions (functional area, business unit, working conditions, etc.). For this reason, adjusted pay gaps serve as a more reliable indicator of whether men and women receive “equal pay for equal work.” The existence of an unadjusted wage gap does not directly imply the existence of gender discrimination, since the various factors that affect the remuneration of a given position must be taken into account: required experience, seniority in the position, responsibility, dependents, shift work and arduousness, etc. General Environment Social Governance Annexes 228 Integrated Annual Report 2025

GRIFOLS General Environment Social Governance Annexes

Therefore, the adjusted wage gap has been estimated using the multiple linear regression model, which allows quantifying, through a single equation, the relationship between the predictor variables or regressors (Xi1, Xi2… XiM) and the dependent variable or regressand (Wi) in order to better understand or explain the mechanisms of this relationship.

In this equation, Wi is the total hourly wage of employee "i" transformed to its logarithm, while Gender (Genderi) is a dichotomous variable that is equal to 1 if male and 0 if female.

$$ln(W_i) = \beta_0 + \beta_1 \cdot Sexo_i + \sum_{j=2}^{M} \beta_j \cdot X_{ij} + \mu_i$$

The following variables were taken into account for the econometric calculation of the adjusted gap:

- Age: is a categorical variable (less than 25, between 25 and 35, between 35 and 45, between 45 and 55 and more than 55)
- Seniority: is a categorical variable (less than 5, between 5 and 10, between 10 and 15, between 15 and 25 and more than 25)
- Society: is a categorical variable that includes all the societies in which the employees are distributed (varies by country)
- Area: is a categorical variable that includes all areas in which employees are distributed (varies by country)
- Business unit: is a categorical variable that includes all the divisions in which employees are distributed (varies by country)
- Professional level: is a categorical variable that includes the different levels coded by categories (from Level 02 to Level 14)
- Performance rating: is a categorical variable based on the performance score (from 0 to 5)
- Level of education: is a categorical variable (Level 1 to Level 7).
- Type of contract: is a categorical variable (indefinite or temporary).
- GEODIF: is a categorical variable based on the differential percentage applied.
- Type: is a categorical variable (Plasma and Non-plasma) that is included only in the United States analysis.
- Shift: This is a dichotomous variable based on working conditions. Specifically, it equals 1 if the person has worked shifts and 0 if they have not.

In each model, a selection of variables is made, eliminating unnecessary variables and retaining only those that contribute significantly to the prediction of the dependent variable.

Once the model is developed, the coefficient of the Gender variable is interpreted. Its magnitude, measured in percentage terms, translates to how much the salary increases (or decreases) due to being male.

The existence of an adjusted wage gap does not directly imply the existence of gender discrimination; rather, additional factors could explain the difference (e.g., level of responsibility of the position, seniority in the position, or time of promotion) or the existence of missing or improbable data in the sample (i.e., for example, although people with higher professional status tend to have higher salaries, we cannot establish a deterministic relationship for all cases between the variables professional status and salary).

To show the data at a consolidated level, the euro/US dollar exchange rate used has been 1 euro = 1.1750 US dollars, in accordance with the Resolution of December 31, 2025, of the Bank of Spain, which publishes the euro exchange rates corresponding to December 31, 2025, published by the European Central Bank, which will be considered official exchange rates, in accordance with the provisions of article 36 of Law 46/1998, of December 17, on the Introduction of the Euro.

For reasons of confidentiality and protection of personal data, data on the gender pay gap is not shown in those professional categories where there is not a minimum of 4 people of each sex.

In certain cases with small groups, the adjusted pay gap data is not displayed due to insufficient statistical significance in the econometric model. In these instances, only the unadjusted pay gap data is provided.

229 Integrated Annual Report 2025

SROI - Social Return on Investment methodology The social return on investment (SROI) methodology is based on a cost - benefit analysis of the social, environmental and economic values created by a company, offering its leadership team a decision - making framework to assess and amplify their social and environmental impact. Grifols’ SROI uses individual assessments to reflect the changes observed in each stakeholder group as a result of its activities. The evaluations are quantified and recorded on an impact map, and the resulting social, environmental and economic impacts are assigned a monetary value. Global SROI Analysis 2025 The study was conducted by Hugo Narrillos Roux, holder of a doctorate with honors in economics from the Complutense University of Madrid. An expert in social value, he is the author of “Social Economy: Valuation and Measurement of Social Investment (SROI method) and his doctoral thesis, “The Social Return on Investment: A Good Method to Measure the Social Value Created by Companies.” Mr. Narrillos Roux is an accredited SROI professional by Social Value International, a network of professionals dedicated to generating knowledge on change and social value. He serves as a faculty member at several universities and a social - impact consultant at leading global organizations. Main bibliographic references lpha 1: Augmentation Therapy for α1 Antitrypsin Deficiency: A Meta □ Analysis. Chapman, K.R., Stockley, R.A., Dawkins, C., Wilkes, M. M., Navickis, R. J. COPD: Journal of Chronic Obstructive Pulmonary Disease, 6:177 – 184 (2009). Factor VIII: Pasi, J., Hermans. C., Hakimi,Z., Nazir, J., Aballéa, S., Ezzalfani, M., and Fatoye, F. (2022): Improvement in pain - related quality of life in patients with hemophilia A treated with rFVIIIFc individualized prophylaxis: post hoc analysis from the A - LONG study. Therapeutic Advances in Hematology. 2022, Vol. 13: 1 – 9. Immunoglobulins: • Primary immunodeficiencies (PID): The impact of plasma - derived therapies in Europe. The health and economic case for ensuring sustainable supply (2021, June). Copenhagen Economics. • Chronic inflammatory demyelinating polyneuropathy (CIDP): Hartung, H., Mallick, R., Bril, V., Lewis, R. A., Sobue, G., … Lawo, J. (2019). Patientreported outcomes with subcutaneous immunoglobulin in chronic inflammatory demyelinating polyneuropathy: the PATH Study. European Journal of Neurology, 26(12), 1550 – 1558. • Secondary immunodeficiencies (SID): Benbrahim, O., Viallard, J. - F., Choquet, S., Royer, B., Bauduer, F., Decaux, O., … Lévy, V. (2018). The use of octagam and gammanorm in immunodeficiency associated with hematological malignancies: a prospective study from 21 French hematology departments. Hematology, 24(1), 173 - 182. • Idiopathic thrombocytopenic purpura (ITP): Almizraq R. & Branch, D.R. (2021, March). Efficacy and mechanism of intravenous immunoglobulin treatment for immune thrombocytopenia in adults. Annals of Blood, 6. • Guillain - Barré syndrome (GBS): Zis P., Liampas A., Pozotou T., Parperis K., Artemiadis A., & Hadjigeorgiou G. (2022). Immunoglobulin use for the management of painful peripheral neuropathy: a systematic review and meta - analysis. Pain and Therapy, 11:1219 - 1227. • Myasthenia gravis (MG): Porras L.D., Homedes C., Alberti M. A., Santamaria V. V., & Casasnovas C. (2022). Quality of life in myasthenia gravis and correlation of MG - QOL15 with other functional scales. Journal of Clinical Medicine, 11(8). Albumin: Liver cirrhosis: Runken, M.C., Caraceni, P., Fernandez, J., Zipprich, A., Carlton, R., & Bunke, M. (2019). The cost - effectiveness of albumin in the treatment of decompensated cirrhosis in Germany, Italy, and Spain. Health Economics Review, 9(1). Caraceni P., Riggio O., Angeli P., Alessandria C., Neri S., Foschi F.G., Levantesi F., Airoldi A., Boccia S., Svegliati - Baroni G., Fagiuoli S., Romanelli R.G., Cozzolongo R., Di Marco V., Sangiovanni V., Morisco F., Toniutto P., Tortora A., De Marco R., Angelico M., Cacciola I., Elia G., Federico A., Massironi S., Guarisco R., Galioto A., Ballardini G., Rendina M., Nardelli S., Piano S., Elia C., Prestianni L., Cappa F.M., Cesarini L., Simone L., Pasquale C., Cavallin M., Andrealli A., Fidone F., Ruggeri M., Roncadori A., Baldassarre M., Tufoni M., Zaccherini G., & Bernardi M. (June 16, 2018). Long - term albumin administration in decompensated cirrhosis (ANSWER): an open - label randomised trial. Lancet, 391(10138):2417 - 2429. doi: 10.1016/S0140 - 6736(18)30840 - 7. Epub 2018 Jun 1. Erratum in: Lancet. 2018, August 4; 392(10145):386. General Environment Social Governance Annexes 230 Integrated Annual Report 2025

Preparation guidelines: scope and methodology – Total Tax Contribution Purpose and scope The purpose of the ‘Tax Contribution’ subsection in the Taxation section of the Governance chapter is to provide clear and transparent information on the taxes paid by the Grifols Group globally in the 2025 fiscal year. For these purposes, the information presented includes data from the following jurisdictions: Spain, the United States, Ireland and Germany, as they are the most important countries in terms of Grifols' turnover and presence. The measurement has been carried out using data extracted from the information systems in accordance with PwC’s Total Tax Contribution (TTC) methodology. In addition to the amounts indicated, there may be other payments of a tax nature that have not been taken into account because they are not individually identified in the information systems or not be significant in terms of materiality. TTC Methodology The PwC TTC or Total Tax Contribution methodology measures the overall impact represented by a company’s or group’s tax payments. This assessment is carried out from the point of view of the total contribution of taxes paid to the different tax authorities directly as a consequence of the economic activity undertaken. As a general matter, the TTC methodology allocates to each fiscal year both taxes borne and taxes collected, on a cash basis. The key aspects to be considered under this methodology are as follows: 1. Distinguish between taxes borne by Grifols and taxes collected. Taxes borne are those taxes that Grifols has paid to the tax authorities of the different jurisdictions in which it operates. These taxes represent an actual cost to Grifols, such as corporate income taxes or certain environmental taxes. Taxes collected are those remitted as a consequence of Grifols’ economic activity, without representing a cost to the Group other than that associated with their administration, such as employee wage withholding taxes, value - added tax (VAT), and other taxes on products and services collected. However, these amounts are paid into the public treasury because of the economic activity carried out by Grifols and should therefore be included in the analysis, as they constitute tax revenue generated by the economic value created by Grifols. 2. As taxes are given different names depending on the country, taxes borne and taxes collected are organized into five broad categories: 1. Profit taxes: includes taxes borne on profits earned by companies, such as corporate income tax and business activity taxes, as well as taxes collected such as withholding on payments to third parties (dividends, interest, etc.). 2. Property taxes: taxes on the ownership, sale, transfer, or occupation of property. 3. People taxes: taxes associated with employment, both borne and collected, including employees’ personal income tax withholdings and social security contributions payable by both employees and the company. 4. Product and services taxes: indirect taxes on the production and consumption of goods and services, including VAT, customs duties, etc. 5. Planet taxes: taxes on the supply, use, or consumption of products and services considered to impact the environment. 3. Includes all tax payments made to the Public Administrations. When considering the figures contained in this report, it should be noted that they include tax payments made to Public Authorities for items that, by their characteristics, are of a tax nature, even if for historical or situational reasons they are not formally classified as such. Other figures are excluded to the extent that, based on the methodology and reports issued by the OECD and other international authorities, they are not considered part of the tax contributio n 16 1 . 4. Assumptions regarding profit before tax used during the preparation of this report. The amount of profit before tax excludes intercompany dividends to avoid double counting the same income across multiple entities where such income was distributed as dividends to other group entities. This calculation allows for an objective measure of profit before tax at the country level and for the computation of objective ETRs, since dividends are typically subject to a more favourable tax treatment than other types of income (the so - called “participation exemption” regime). 5. Particularities regarding Value Added Tax and equivalent taxes. Value Added Tax (and equivalent taxes) is characterized as a collected tax on products and services and reflects the net payments made by Grifols to the treasuries of each of the jurisdictions in which it operates. Therefore, the amount indicated for a given country under this concept comprises the positive amount paid to the relevant treasury, resulting from offsetting output VAT by input VAT. In the event that in the whole year and for a country, the net amount resulting from offsetting output VAT by input VAT is negative as a result of a refund, no amount will be reported under this item. Furthermore, VAT amounts that are not recoverable because the value chain cannot continue via the pass - through mechanism will be treated as taxes on goods and services borne, insofar as they represent a cost to the company. General Environment Social Governance Annexes 231 Integrated Annual Report 2025 16 1 Sources for the CTT methodology: https://www.oecd.org/tax/tax - policy/oecd - classification - taxes - interpretative - guide.pdf / https://ifs.org.uk/mirrlees - review

Glossaries and Abbreviations • Alpha - 1 antitrypsin deficiency (AATD): an inherited disorder characterized by reduced levels or a lack of alpha - 1 antitrypsin (AAT) in the blood. This protein, produced in the liver, is released into the bloodstream and travels to other organs, including the lungs, facilitating their proper function. • Albumin: the most abundant protein in blood plasma, it is produced in the liver and makes up approximately 60 % of human plasma. It is important in regulating blood volume by maintaining the oncotic pressure of the blood compartment. • Alzheimer's disease: This is the most common form of dementia. This incurable, degenerative, and terminal disease was first described by the German psychiatrist and neuropathologist Alois Alzheimer in 1906, and is named after him. • Primary arthroplasty: Surgery performed to replace joints damaged by various causes, such as hip fractures, osteoarthritis, or other rheumatic diseases, with artificial joints called prostheses. • Babeiosis/Babesia virus: a parasitic disease caused by a microscopic parasite that affects red blood cells. • Beta - amyloid: a protein associated with Alzheimer's disease. Beta - amyloid is the main component of certain deposits found in the brains of patients with Alzheimer's disease. • CIDP: Chronic Idiopathic Demyelinating Polyneuropathy. A neurological disease that causes gradual weakness, numbness, pain in the extremities, and difficulty walking. • Cirrhosis: a disease resulting from advanced liver disease. It is characterized by the replacement of liver tissue with fibrosis (scar tissue) and regenerative nodules (swellings that occur after the body attempts to repair damaged tissue). • COVID - 19: an infectious disease caused by a novel coronavirus. “CO” stands for “corona”, “VI” stands for “virus”, and “D” stands for “disease”. • Cognitive impairment: Alterations in thinking, learning, memory, judgment, and decision - making • Molecular diagnostics: a discipline that studies genomic (DNA) and proteomic (protein) expression patterns and uses this information to distinguish normal, precancerous, and cancerous tissues at the molecular level. • ELISA: enzyme - linked immunosorbent assay. • EMA: European Medicines Agency. • Autoimmune disease: a condition in which the immune system mistakenly attacks healthy cells. • Factor VIII (FVIII): This is a fundamental blood clotting factor also known as antihemophilic factor (AHF). In humans, Factor VIII is encoded by the F8 gene. Defects in this gene cause hemophilia A, a sex - linked disease that predominantly affects males. Concentrated FVIII from blood plasma donations, or alternatively recombinant FVIII (rFVIII), can be administered to hemophiliacs to restore hemostasis. • Factor IX: This is an important blood clotting factor also known as the Christmas factor or plasma thromboplastin component (PTC). It is one of the serine proteases of the coagulation system and belongs to the S1 peptidase family. In humans, a deficiency of this protein causes hemophilia B, a sex - linked disease that is more prevalent in males. • Pharmacovigilance: the practice of monitoring the effects of medicines after they have been authorized for use, particularly to identify and evaluate previously unreported adverse reactions. • FDA: Food and Drug Administration. Official name of the U.S. government agency that regulates food and drugs. • Fibrinogen: a clotting factor found in human plasma that is crucial for the formation of blood clots • Fractionation: the process of separating plasma into its components, such as albumin, immunoglobulins, coagulation factors, or alpha - 1 antitrypsin. • Hyperimmune globulin: a class of immunoglobulins prepared similarly to normal human immunoglobulin, except that the donor has high levels of antibodies against an organism or antigen in their plasma. • Antithymocyte globulin (ATG): Blood serum containing antibodies that bind to human T cells. It is given to the patient before a stem cell transplant to destroy T cells and decrease the risk of graft - versus - host disease. • GMP (Good Manufacturing Practices): Guide to Good Manufacturing Practices or Good Manufacturing Standards • GPO: centralized purchasing platform. • HAE: Hereditary angioedema. A rare but serious genetic disorder characterized by recurrent episodes of severe swelling (angioedema), primarily of the face and airways, and abdominal cramps. It is caused by low levels or improper function of the C1 - esterase inhibitor protein. • HBV: Hepatitis B Virus. • HCV: Hepatitis C Virus. • Hematocrit: a value defined by the amount of blood volume occupied by red blood cells, relative to the total blood volume. • Hematology: the study of blood, blood - forming organs, and blood diseases. • Blood product: protein obtained by fractionation of human blood plasma. See plasma - derived proteins. • Hemophilia: a genetic disease characterized by a deficiency in one of the factors involved in blood clotting, which manifests primarily in two forms: • Hemophilia A: genetic deficiency of clotting factor VIII, which causes increased bleeding (usually affects males). • Hemophilia B: genetic deficiency of clotting factor IX • Hemotherapy: treatment of a disease with blood, blood components and their derivatives. • IA: Immunoassays. These are systems available in various formats that can be used to detect antibodies, antigens, or a combination of both. • Primary immunodeficiency: an inherited condition in which there is an impaired immune response, weakening the immune system and making infections and other health problems more likely. It can affect one or more aspects of the immune system. • Secondary immunodeficiency: This occurs when the immune system is compromised due to an environmental factor. Examples of these external factors include HIV, chemotherapy, severe burns, or malnutrition. • Immunoglobulins (IgG), also called antibodies, are plasma - derived proteins that control the body's immune responses. They have multiple applications, and some of their main uses are for the treatment of i) immunodeficiencies, (ii) inflammatory and autoimmune diseases, and (iii) acute infections. IVIG is an intravenously administered immunoglobulin containing IgG (immunoglobulin G). General Environment Social Governance Annexes 232 Integrated Annual Report 2025

• Immunohematology: a branch of hematology concerned with the study of antigens and antibodies, their effects on blood, and the relationship between blood disorders and the immune system. This branch is often referred to as "Transfusion Medicine/Blood Banking"; its activities include blood typing, cross - matching, and antibody identification. • Immunology: a branch of biomedical science that covers the study of all aspects of the immune system of organisms. It includes physiological functioning in states of health and disease; malfunction (autoimmune diseases, hypersensitivities, immunodeficiencies, transplant rejection); and the physical, chemical, and physiological characteristics of the components of the immune system in vitro, in situ, and in vivo. • Intravenous: administration of medications or fluids directly into the veins. • ITP: Immune thrombocytopenia. An autoimmune disorder in which patients produce antiplatelet autoantibodies and specialized white blood cells that destroy their platelets. This results in a low platelet count (thrombocytopenia) that can lead to excessive bruising or bleeding. • IVD: in vitro diagnostics. • mAb: monoclonal antibody: An antibody produced by a single clone of cells, commonly used in immunotherapy (such as in the treatment of autoimmune or inflammatory disorders and cancer), in diagnostic testing, and in cell identification and tracking. Monoclonal antibodies are a cornerstone of immunology and are increasingly used as therapeutic agents. • Transfusion medicine: a branch of medicine that includes, among other things, immunohematology, blood typing, and viral analysis of blood and plasma. • MG: Myasthenia Gravis. A chronic, autoimmune neuromuscular disease that causes weakness in skeletal muscles that worsens after periods of activity and improves after periods of rest. These muscles are responsible for functions related to breathing and movement of body parts. • MRB: Marketing Research Bureau. • NAT: Nucleic Acid Amplification Tests. • Pulmonology: This is a branch of medicine focused on the health of the respiratory system. Pulmonologists treat everything related to the respiratory system, from asthma to tuberculosis. • Neurology: the science that studies the anatomy, functions, and organic disorders of the nerves and nervous system. • North America: includes the USA and Canada • Ophthalmology: branch of medicine and surgery that deals with the diagnosis and treatment of eye diseases. • Pandemic: the worldwide spread of a new disease. • Parkinson's disease: A complex neurodegenerative disorder in which each patient experiences a different combination of motor and non - motor symptoms • PCR: Polymerase chain reaction. A widely used method for rapidly making millions to billions of copies of a specific DNA sample, allowing scientists to take a very small sample of DNA and amplify it to a quantity large enough to study in detail. • pdFVIII: plasma - derived factor VIII. • Bullous pemphigoid: is an autoimmune disease that occurs when the immune system attacks the skin and causes blisters, more common in the elderly • Plasma: the liquid part of the blood that consists of a large number of proteins in solution. • Lipemic plasma: plasma with a cloudy and/or milky appearance, produced by excess lipids (hyperlipidemia) mainly cholesterol and/or triglycerides in the blood, which in some cases becomes evident. • Plasma Proteomics: is a term that describes the high - throughput analysis of plasma biomarkers using very powerful, sensitive and specific instruments. • Recovered plasma: plasma derived from whole blood collected in blood donations • Plasmapheresis: a technique that separates plasma from other blood components, such as red blood cells, platelets, and other cells. These unused blood components are suspended in saline solution and immediately reinjected into the donor. Because the donor only provides plasma and not all of their blood, the recovery process is faster and better tolerated, allowing the donor to donate more frequently. Plasmapheresis was developed by Josep Antonio Grifols Lucas in 1951. It is the only procedure capable of obtaining sufficient quantities of plasma to meet the needs for manufacturing plasma proteins. • Plasma - derived proteins: These are purified plasma proteins with therapeutic properties obtained by fractionating human plasma. The main plasma proteins are albumin, immunoglobulins, factor VIII, and alpha - 1 antitrypsin. • The proteome: the complete set of proteins that an organism synthesizes from its genes to give the cell its individual characteristics. This set of proteins determines what organisms are like, how their bodies function, and how they behave. • PPTA: Plasma Protein Therapeutic Association • Prolastin®/Prolastin® - C: a concentrated form of Alpha - 1 Antitrypsin (AAT), derived from human plasma and approved exclusively for chronic, continuous replacement therapy in individuals with a genetic AAT deficiency. Prolastin increases AAT levels in the blood and lungs. The increased AAT level may help reduce lung damage caused by destructive enzymes. • rFVIII: antihemophilic factor A, obtained using recombinant DNA technology. With this technology, the pure factor is synthesized in the laboratory instead of being extracted from plasma. • Recombinant: a protein prepared using recombinant technology, encoded by the manipulated gene. These procedures are used to join segments in a cell - free system (an environment outside of a cellular organism). They are known as very potent drugs, avoiding side effects and being developed more quickly than small molecules. • RoW: Rest of the world • SARS - CoV - 2: Severe acute respiratory syndrome coronavirus 2. The strain of coronavirus that causes coronavirus disease 2019 (COVID - 19), the respiratory illness responsible for the COVID - 19 pandemic. • SCIG: Subcutaneous Immunoglobulin • Fibrin sealant: plasma - derived surgical adhesive. • Rh (Rhesus) blood group system: the most important blood group system after ABO. The Rh blood group system consists of 50 defined blood group antigens, among which the five antigens D, C, c, E, and e are the most important. The commonly used terms Rh factor, Rh positive, and Rh negative refer exclusively to the D antigen. • American Society of Apheresis (ASFA): An organization of physicians, scientists, and allied health professionals whose mission is to advance apheresis medicine for patients, donors, and practitioners through education, evidence - based practice, research, and advocacy. • IV solutions/Intravenous solution: medication or homogeneous mixture of a liquid substance, which allows its infusion into the circulatory system with a needle. General Environment Social Governance Annexes 233 Integrated Annual Report 2025

• SubQ: subcutaneous. • Single - cell transcriptomics: a technique for characterizing cell identity. • Thrombin: an enzyme that governs the conversion of a substance called fibrinogen into fibrin, which promotes blood clotting. • HIV: Human Immunodeficiency Virus. • WNV: West Nile Virus. A virus transmitted by mosquitoes. Humans are primarily infected through mosquito bites; however, infection can occur through organ transplantation and blood. • Von Willebrand disease (vWD) is the most common inherited bleeding disorder described in humans, although it can also be acquired as a result of other diseases. It arises from a qualitative or quantitative deficiency of von Willebrand factor (vWF), a multimeric protein necessary for platelet adhesion. • Zika virus: an infectious disease transmitted by the bite of an infected mosquito of the Aedes family. General Environment Social Governance Annexes 234 Integrated Annual Report 2025

General Environment Social Governance Annexes 235 Integrated Annual Report 2025

General Environment Social Governance Annexes 236 Integrated Annual Report 2025

General Environment Social Governance Annexes 237 Integrated Annual Report 2025

General Environment Social Governance Annexes 238 Integrated Annual Report 2025

General Environment Social Governance Annexes 239 Integrated Annual Report 2025

General Environment Social Governance Annexes 240 Integrated Annual Report 2025

General Environment Social Governance Annexes 241 Integrated Annual Report 2025

General Environment Social Governance Annexes 242 Integrated Annual Report 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

By:	/s/ David I. Bell
	Name:	David I. Bell
	Title:	Authorized Signatory

Date: February 26, 2026